Form 20-F
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-06-14
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F

[   ]    REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF  THE
         SECURITIES EXCHANGE ACT OF 1934
                                       OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the financial period ended: December 31,1999.
                                       OR

[   ]    TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR 15(d) OF THE SECURITIES
         EXCHANGE  ACT OF 1934,  for the transition period from ___________ to .

                           COMMISSION FILE NO: 0-28794

                          CITYVIEW CORPORATION LIMITED
                  (FORMELY CITYVIEW ENERGY CORPORATION LIMITED)
             (Exact name of registrant as specified in its charter)
                          Western Australia, Australia
                 (Jurisdiction of incorporation or organization)

63 Burswood Road,
Burswood, Western Australia ,                                          6100
(Address of principal executive offices.)                          (Postal Code)

Registrant's area code and telephone number:         (61-8) 6250 9099

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class:  None       Name of each exchange on which registered:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class:   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or Ordinary Shares as of the close of the period covered by the annual report 28,825,216 shares at December 31, 1999

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
         [ x ]   YES       [   ]  NO

Indicate by check mark which financial statement item the registrant has elected to follow:
         [ x ]  ITEM 17    [   ]  ITEM 18

                                  INTRODUCTION

         As used  herein,  except as the context  otherwise  requires,  the term
"Company"  refers  to  CityView   Corporation   Limited,  a  Western  Australian
corporation, and its subsidiaries.

         The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "A$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian dollars into US dollars has been made at the rate of A$1.00 = US$0.65, the noon buy-in rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999. For information regarding rates of exchange between Australian dollars and US dollars from 1991 to the present, see "Item 8. Selected Financial Data - Exchange Rates."

         The current financial period is for the twelve months ended December 31, 1999. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AIS"). The Company also produces quarterly reports, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP differ from United States Generally Accepted Accounting Principles ("US GAAP") in certain material respects however none apply to these accounts .

         The Company was incorporated as CityView Investments Limited on May 3, 1987. The Company was listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of the Australian Stock Exchange on January 2, 1992. The Company changed its name to CityView Corporation Limited on August 9, 1996, to CityView Energy Corporation Limited on May 19, 1997 and on May 31, 2000 changed its name to CityView Corporation Limited.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

         CityView Corporation Limited (the "Company"), a corporation organized under the laws of Western Australia on May 3, 1987 was listed on the Australian Stock Exchange as an investment company. CityView's investments were focused originally on realty, then gold and realty, then energy and gold and since January 2000 e-commerce and energy. The Company conducts its operations through a number of subsidiaries, as follows:

                          CITYVIEW CORPORATION LIMITED
                                        |
                                        |
            ---------------------------------------------------
           |                                                   |
CityView Asia Pty Ltd - 100%                     Citra Management Pte Ltd - 100%
           |
Western Madura Pty Ltd - 25%
Western Simenggaris Petroleum   Pty   Ltd   -   25%  (Formerly  Genindo  Western
 Petroleum Pty Ltd)

Additional Company subsidiaries, currently inactive, are as follows:

          Western Akar Petroleum Pty Ltd - 90%
          Western  Nusentara Energi Pty Ltd - 80%
          Western Sangkimah NL - 100%
          Western Resources N.L - 100%
          Western Wisesa Petroleum Pty Ltd - 85%

         There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is done and an economic and feasibility study based upon such work is conducted. The Company also owned certain gold interests which have been disposed of during 1999.

         CityView agreed on January 20, 2000 to acquire by subscription a 10% interest in Sands Solutions.com Pty Ltd ("Sandssol") with pre-emptive rights to acquire further interests in Sandssol. CityView is moving expeditiously to conclude its agreement with Sandssol .

         Sandssol is the IT subsidiary of Sands & McDougall, a leading Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and pioneered B2B e-commerce in Australia. The significance of Sandssol is that it has a well established client base and proven products which are easy to use and capable of being integrated into existing financial accounting systems.

GLOSSARY

Oil and Gas Definitions

Anastomosing                        Shear    Zone     Deformation     and    the
                                    interconnection resulting from stresses that cause or tend to cause contiguous parts of a body of rock to slide relative to each other in a direction parallel to their plane of contact, resulting in a tabular zone or rock that has been crushed by many parallel fractures due to shear strain.

Anomaly A portion of an area surveyed which is different in appearance from the area surveyed in general. In seismic usage, generally synonymous with structure, occasionally used for unexplained seismic events.

Anticline                           An upwardly convex fold.

Basin                               A   depression  of  large   size   in  which
                                    sediments have accumulated.

Biostratigraphical "Means"          The   methods  utilized   to  subdivide  the
                                    stratigraphy  based   upon  the  description
                                    and study of the fossils they contain.

Carbonates                          Sedimentary rocks built up of calcium and/or
                                    magnesium carbonate or fragments of the same material.

Cementation                         The   digenetic   process  by  which  coarse
                                    grained     sedimentary     rocks     become
                                    consolidated or bound together into hard, compact rocks, usually through deposition or precipitation of minerals in the spaces among the individual grains of the rock. It may occur simultaneously with deposition or at a later time.

Channel Sandstone                   An  elongated  deposit  or  body of sand and
                                    gravel located in the course of a stream or river.

Clastics Sedimentary rocks built up of fragments or pre-existing rocks produced by the process of erosion and transported to a point of deposition.

Claystone                           A  very  fine   grained   sedimentary   rock
                                    composed principally of clay; often a seal and the principal source of oil.

Closure                             The  vertical  distance  between the highest
                                    part  of  a   structure   and   the   lowest
                                    encircling contour.

Coal A readily combustible rock containing more than 50% by weight and 70% by volume of carbonaceous (woody) material including inherent moisture, formed from compaction and induration of variously altered plant materials.

Delta System                        Pertaining to the low, nearly flat, alluvial
                                    tract  of  land,  at or  near the mouth of a
                                    river, commonly forming a triangular or fan-
                                    shaped plain of considerable area,   crossed
                                    by many  distributaries of the  main  river,
                                    perhaps  extending  beyond the general trend
                                    of   the   coast,  and  resulting  from  the
                                    accumulation  of  sediment  supplied  by the
                                    river in such  quantities  that  it  is  not
                                    removed by tides, currents  and waves.  Most
                                    delta  systems  are  partly above  water and
                                    partly   below   water.   Includes  all  the
                                    different parts and characteristics of each individual area within the delta.

Diagenesis                          The  physical  and  chemical  changes  in  a
                                    sedimentary rock after deposition.

Early Miocene Carbonates            Carbonate  bearing rocks (e.g.  limestone or
                                    dolomite)  formed  in  the  Miocene  - Epoch
                                    (i.e. between 5-23 million years ago).

Electric (Schlumberger) Logs        Geophysical measurements of rock  properties
                                    including   natural radioactivity,  density,
                                    acoustic and conductivity,  made with probes
                                    attached to the  end  of  a  wire  line, and
                                    recorded  continuously  as  the  probes  are
                                    winched  to  the   surface.   The  data   is
                                    presented on a paper roll or film as a trace, hence the term log. Analysts can assess the type or rock e.g. sandstone and claystone and whether reservoirs contain gas oil or water and the volume thereof.

Fault An earth or rock fracture or zone of fractures, generally included, along which relative movement has occurred between the bodies of rock on either side of the fault plane. Where the movement results in overall lateral extension of the earth's surface, the fault is said to be normal, where the movement results in shortening, the fault is said to be reversed.

First Tranche Petroleum That quantity of petroleum production from the relevant field which the parties shall be entitled to first take and receive each year before any deduction for recovery of operating costs and handling of production, to be shared between Pertamina and the contractor in accordance with the equity split between the parties.

Four-Way Dip Closure                An  anticline  with  strata  dipping  in all
                                    directions  from an apex or high.

Hanging Wall                        The  overlying  side  or  rock mass above an
                                    included surface.

Igneous Rock Pertaining to rocks units or masses which are formed by the solidification from a molten or partially molten state.

Intercalated
  Calcareous                        Layers The  existence  of one or more layers
                                    containing a percentage of calcium carbonate
                                    in  one  form  or  another,   between  other
                                    layers.

Intrusives                          Rocks  which  have  been intruded into other
                                    rocks.

Inversion                           The process of transformation of the earth's
                                    crust, whereby synclines are inverted or transformed into mountains or anticlines, and conversely anticlines into valleys or synclines.

Lead                                Inferred  geological  feature or  structural
                                    pattern     which      requires      further
                                    investigation.

MMCFD                               A million cubic feet per day.

Mafic/Ultramafic Volcanics          Pertaining  to  an  extrusive  igneous  rock
                                    expelled as molten lava  from a  volcano  or
                                    vent at the earth's surface or on the seabed
                                    It is composed chiefly of one or more  iron-
                                    magnesium,  dark-colored   minerals  in  its
                                    composition;   pertaining  to  an  extrusive
                                    igneous rock composed almost entirely of iron-magnesium, dark-colored minerals, and a color classification greater than or equal to 90.

Mafic/Ultramafic                    Intrusives  Pertaining  to an  igneous  rock
                                    which solidified from molten lava below the surface of the earth. It is composed chiefly of one or more iron-magnesium, dark-colored minerals in its composition; pertaining to an igneous rock composed almost entirely of iron-magnesium, dark-colored minerals, and a color classification greater than or equal to 90.

Mud Diapirism                       Pertaining  to  the  process  of piercing or
                                    rupturing of domed or uplifted rocks by a mobile core of mud or shale, by the effect of geostatic load in sedimentary strata.

Palaeogeographic Maps               A map that shows the reconstructed  physical
                                    geography at a particular time during the geological past, including such information as the distribution of the land and the sea, and the different environments of deposition with those broad regions.

Permeability                        The  ability  of a fluid to flow  through  a
                                    porous rock. A rock may be porous but not necessarily very permeable.

Play A combination of geological circumstances which provides potential hydrocarbon traps.

Point Bar Sandstone                 An arcuate ridge  of  sand  and gravel which
                                    develops on  the inside bank of a meandering
                                    or bending  river  by  a  process  of   slow
                                    accumulation. This process occurs as the river channel migrates towards the outside bank.

PPM                                 Parts per million.

Primary Recovery                    The process of  commercially recovering  oil
                                    (and gas) from the reservoir rock at current
                                    prices and costs,   by conventional  methods
                                    and equipment as a result of natural energy inherent within the reservoir.

Prospect A geological feature in the subsurface which is a potential hydrocarbon trap for oil and gas and which has been confirmed by geophysical and geological studies to the degree that it can now be tested, usually by drilling.

Proved Oil & Gas Reserves           Proved   oil   and  gas  reserves  are   the
                                    estimated  quantities  of crude oil, natural
                                    gas,   and   natural   gas   liquids   which
                                    geological  and engineering data demonstrate
                                    with reasonable certainty  to be recoverable
                                    in future years from  known reservoirs under
                                    existing economic and operating  conditions.
                                    i.e,  prices  and  costs  as of the date the
                                    estimate    is    made.    Prices    include
                                    consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

                                    (i)     Reservoirs are considered  proved if
                                            economic producibility  is supported
                                            by  either  actual   production   or
                                            conclusive  formation test. The area
                                            of  a  reservoir  considered  proved
                                            includes:   (A)    that      portion
                                            delineated  by  drilling and defined
                                            by gas-oil and/or oil-water contacts
                                            if  any,  and  (B)  the  immediately
                                            adjoining portions not yet  drilled,
                                            but  which  can be reasonably judged
                                            as economically productive   on  the
                                            basis of   available geological  and
                                            engineering data.  In the absence of
                                            information on fluid contacts,   the
                                            lowest  known  structural occurrence
                                            of  hydrocarbons  controls the lower
                                            proved limit of the reservoir.
                                    (ii)    Reserves   which  can  be   produced
                                            economically  through application of
                                            improved  recovery  techniques (such
                                            as fluid  injection) are included in
                                            the  "proved"   classification  when
                                            successful   testing   by  a   pilot
                                            project,  or  the  operation  of  an
                                            installed  program in the reservoir,
                                            provides support for the engineering
                                            analysis  on which  the  project  or
                                            program was based.
                                    (iii)   Estimates or proved  reserves do not
                                            include the following:  (A) oil that
                                            may  become  available  from   known
                                            reservoirs    but   is    classified
                                            separately as "indicated  additional
                                            reserves";  (B) crude  oil,  natural
                                            gas,  and  natural gas liquids,  the
                                            recovery  of  which  is  subject  to
                                            reasonable    doubt    because    of
                                            uncertainty as to geology, reservoir
                                            characteristics, or economic factors
                                            (C)  crude  oil,  natural  gas   and
                                            natural gas liquids,  that may occur
                                            in  undrilled   prospects;  and  (D)
                                            crude oil,  natural  gas and natural
                                            gas liquids,  that may be  recovered
                                            from oil shales, coal, gilsonite and
                                            other such sources.
Proved Developed Oil
   And Gas Reserves                 Proved  developed  oil and  gas reserves are
                                    reserves  that  can  be   expected   to   be
                                    recovered   through   existing   wells  with
                                    existing   equipment and  operating methods.
                                    Additional  oil   and  gas  expected  to  be
                                    obtained  through  the application  of fluid
                                    injection  and  other   improved    recovery
                                    techniques  for  supplementing   the natural
                                    forces  and  mechanisms of primary  recovery
                                    should  be  included  as  "proved  developed
                                    reserves"  only  after  testing  by  a pilot
                                    project   or   after  the  operation  of  an
                                    installed   program  has  confirmed  through
                                    production response that increased recovery will be achieved.

Proved Undeveloped Reserves         Proved undeveloped  oil and gas reserves are
                                    reserves  that are expected to be  recovered
                                    from new wells on undrilled acreage, or from
                                    existing  wells  where  a  relatively  major
                                    expenditure is  required  for  recompletion.
                                    Reserves  on  undrilled   acreage  shall  be
                                    limited to those drilling  units  offsetting
                                    productive units that are reasonably certain
                                    of production when drilled. Proved  reserves
                                    for  other  undrilled  units  can be claimed
                                    only  where  it  can  be  demonstrated  with
                                    certainty  that  there  is   continuity   of
                                    production  from  the  existing   productive
                                    formation.  Under  no  circumstances  should
                                    estimates for proved undeveloped reserves be
                                    attributable   to   acreage   for  which  an
                                    application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Regressive                          Applies  to  sediments  deposited  during  a
                                    relative lowering or reduction of the ocean and exposure of the land as the sea level falls.

Relative Permeability The ratio between the effective permeability to a given fluid (oil, gas or water) at a partial saturation, and the permeability at 100% saturation. It ranges from zero at a low saturation, to 1.0 at a saturation of 100%.

Rollover                            A  structural  feature  which   exhibits   a
                                    reversal of dip within the strata.

Salt Diapirism                      Pertaining  to  the  process  of piercing or
                                    rupturing of domed or uplifted rocks by a mobile core of salt, by the effect of geostatic load in sedimentary strata.

Secondary Recovery                  The process of commercially  recovering  oil
                                    (and gas) from the reservoir rock at current
                                    prices  and  costs,   in  addition   to  the
                                    primary   recovery,   as   a   result     of
                                    supplementing  by   artificial   means   the
                                    natural  energy  inherent  in the reservoir,
                                    sometimes   accompanied   by  a  significant
                                    change in  the   physical characteristics of
                                    reservoir fluids.

Seismic Geophysical prospecting using the generation and propagation of elastic waves at the earth's surface, reflecting from the subsurface strata, detection, measurement and recording back at the earth's surface and subsequent analysis of the data. A trace is the data recorded at a single station. A series of traces comprises a line. The subsurface structure may be identified by a consistent pattern on each trace along a section of the line. A grid of lines is acquired to define potential traps from hydrocarbon accumulation. 2D seismic is the conventional technique, as distinct from 3D seismic in which investigations are sufficiently closely spaced to allow a three dimensional picture of the subsurface to be obtained.

Shaley Referring to the relative amount of clay fraction within a clastic rock, compared to the amount of quartz grains for example.

Siltstone                           A sedimentary  rock which is intermediate in
                                    texture and grain size between sand and claystone.

Sinistral                           Pertaining  to  the  direction  of  relative
                                    movement    of   a   fault   being   in   an
                                    anti-clockwise or left lateral sense of displacement.

Stratigraphic/Stratigraphy          The science, arrangement and characteristics
                                    of rock strata or layers. Concerned with the original succession, age relations, form, distribution, composition and all characters and attributes of rocks as layers in the earth's surface; also the interpretation of the rock layers.

Sub-basin                           A localized depression within a basin.

Subsurface Trap                     An  arrangement  of  rock  strata  below the
                                    surface, whereby a body of reservoir rock is
                                    vertically   and/or   laterally   sealed  by
                                    caprock, in a structural configuration which allows it to retain migrating hydrocarbons.

Surface Structure                   A  discrete  area  of  deformed  sedimentary
                                    rocks which has expression at the earth's surface and which in all likelihood reflects the subsurface structure as a place where the resultant bed configuration is such as to form a potential trap for migrating hydrocarbons.

Syncline                            An upward concave fold.

Tectonic Phase                      Pertaining  to  a  period of geological time
                                    during   which   structural   movement   and
                                    deformation   of  the   earth's   crust  has
                                    occurred.

T.D. Abbreviation for total depth in meters or feet. When drilling for oil and gas into the earth's crust at any specific location has terminated, the maximum depth reached is referred to as the total depth.

Thrust Fault                        A  fracture  surface  or  zone  in  a  rock,
                                    inclined at an angle of 45(Degree) or less, whereby the rock mass above the inclined surface has moved upwards relative to the mass below.

Thrust System                       The  processes  by  which a series of thrust
                                    faults are formed.

Transgressive                       Applies  to  sediments  deposited  during  a
                                    gradual rise or expansion of the oceans and submersion of land as the sea level rises.

Water Cut                           The   amount   of   water   expressed  as  a
                                    percentage of the combined total of oil and water produced from an oil well.

Water Flooding                      A secondary recovery  method  in which water
                                    is  injected  into  a  reservoir  to  obtain
                                    additional  oil  recovery  by  movement   of
                                    reservoir oil to a producing  well after the
                                    reservoir   has   approached   its  economic
                                    productive   limit   by   primary   recovery
                                    methods.

Water Saturation                    The  percentage  of  water  within the  pore
                                    spaces  of a  reservoir.  A "wet"  reservoir
                                    or aquifer is 100% water saturated   whereas
                                    an oil or gas-bearing  reservoir may contain
                                    for example 75% hydrocarbons and 25%  water.
                                    The water and  hydrocarbon  saturation  must
                                    sum to 100%.  A  reservoir  can produce 100%
                                    water   and   have  less   than  100%  water
                                    saturation.

Wellbore                            The hole in the rock made by the drill bit.

Wrenching                           The  process by which the  earth's  crust is
                                    moved resulting in a lateral fault in which the fault surface is more or less vertical.

Zone of Thrust Fault                A region or  surface  or plane  along  which
                                    movement has occurred, whereby the rock mass above the inclined surface has moved upwards relative to the mass below.

OIL AND GAS
         The Company identified Indonesia for its focus for acquisitions and development of oil and gas reserves. Indonesia was selected after considering prospectivity for oil and gas, demand for the produced product, availability of supportive infrastructure, foreign company participation terms and conditions and sovereign risk.

Benefits Associated with Indonesia
         Indonesia has a record for honoring participation agreements and keeping tax and terms stable. The process for co-operation with domestic and foreign parties is explained as follows:

o All oil and natural gas exploitation in Indonesia is the responsibility of Perusahaan Pertambangan Minyak dan Gas Bumi Negara ("Pertamina"), an enterprise established under the Law of the Republic of Indonesia Number 8 Year 1971.
o Pertamina may co-operate with other parties by way of a "Production Sharing Contract," (hereinafter "PSC"), the form and terms of which are established by government regulations.
o While terms have altered marginally since the PSC was first introduced, usually the objective of the change has been to improve the terms in an attempt to attract further foreign investment in Indonesia.
o The PSC format has proved a stable and reliable contract for international investment.
o The Company has two PSC's with Pertamina located onshore Madura Island and Onshore North East Kalimantan and are held by Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd respectively (collectively hereinafter called "Western"). See "The Company's two PSC's - Madura Block and Simenggaris Block" hereinafter.

Indonesia is considered one of the more mature regions of the world for oil and gas investment in respect to security of tenure in contracts covering oil and gas rights of a foreign company.

Risks Associated with Indonesia
         There are a number of factors which may have a material downside effect on Western's future financial performance in Indonesia or the value of the shares in the Company. These factors include:

         * Fluctuations in the world market price of oil and gas;
         * Fluctuations in the value of the Indonesian rupiah against the US dollar;
         * Abnormal interruptions in oil and gas production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;
         * Changes in government, government regulations or the relevant fiscal regime;
         * Unforeseen adverse geological conditions;
         * Unavailability or excessive costs of industry service support, caused by any of the above.

         The Company believes that the benefits described above far outweigh the risks. There is no assurance, however, that one or more of the aforementioned risks will not severely damage Company prospects and operations.

Selection of Target Areas for Acquisition
         The criteria for assessing oil and gas opportunities in Indonesia includes consideration of the following:

         * Detailed review of geological and geophysical information available from Pertamina and other sources.

         * Assessing proximity of the oil and/or gas prospect to a means of transporting the production to market. The foregoing component of production costs can significantly affect the economics of a project.

         * Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services is an important consideration.

         *        Assessing field prospects of oil and gas,  usually  determined
                  by  quality   and   quantity   of   geophysical,   geological,
                  petrophysical and production data available.

         * Assessing the degree of difficulty in producing the oil and gas prospect from an engineering perspective, to enable an accurate assessment of production costs.

         * Conducting commercial analysis to establish the ability of a particular project to achieve adequate rate of return on investment.

Evaluation Techniques
         Experienced geologists and geophysicists are engaged as contractors to employ the most advanced technologies of investigation in assessing hydrocarbon prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modeling packages, enable greater amounts of data to be processed and superior interpretations to be made. Western utilizes both the data directly relating to the field being investigated, along with regional data to compile as complete an understanding as the available data will allow.

         Electrical wireline logs are utilized where available to interpret reservoir parameters of interval thickness, hydrocarbon presence, porosity, water saturation and other important parameters. This data is interpreted utilizing experienced engineers and advanced software packages designed for such analysis. The result are then integrated with the geological and geophysical information, in an endeavor to use one form of analysis to confirm the other.

         Utilizing the geophysical mapping and the petrophysical interpretation, the reservoir engineer is then able to estimate potential oil and/or gas reserves and recovery factors likely to be achieved. Any available past production records are analyzed and can often be utilized as a means of predicting future production rates and cumulative production forecast, by extrapolation of the past results, utilizing accepted engineering practices. The application of computer models can also aid the reservoir engineer in forecasting production potential. An accurate model can duplicate past production history.

Market for Oil and Gas Production
         The market for oil and gas production in Indonesia is generally regulated. Under the terms of the PSC, Western has the right to sell its oil production to Pertamina at the government established Indonesian Crude Price (hereinafter "ICP") and Pertamina cannot refuse to buy the production. The ICP is an average price for a basket of crude oil. The basket used in the ICP calculation is comprised of Sumatra Light Crude (SLC), Tapis crude (from Malaysia), Oman crude, Dubai crude and Gippsland crude (Australia) prices. The

ICP is adjusted on a monthly basis at the end of each month and then applied to the same month. The price for a particular crude oil in Indonesia is then adjusted relative to the crude quality. Pertamina has strategically located facilities throughout most of Indonesia, where crude oil can be delivered, commonly referred to as the "Point of Custody Transfer." Western is responsible for its portion of costs for delivering the crude to the Point of Custody Transfer. Above certain levels of production, Western has the right to sell its oil production on the world market if it is able to negotiate preferred selling terms. Preferred selling terms are terms which are more favorable then those available to the contractor under the ICP pricing system.

         Under  the  standard  terms  of  Technical   Assistance  Contracts  and
Production Sharing Contracts, the contractor has the right during the term thereof to freely lift, dispose of and export 100% of its share of crude oil, and retain abroad the proceeds obtained therefrom. After 5 years of production the contractor is required to meet its domestic market obligation and sell 25% of its share of production to Pertamina at 15% of the prevailing price.

         All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. From January 1, 2000 to December 31, 200l the Company's interest is carried by Pt Medco Energi Corporation Tbk. Commencing January 1, 2002 the Company expects to be a working interest owner. By being a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease.

         Gas is sold direct to consumers at prices determined by Pertamina in the following range:

                  Industry                           Price Range per MCF
                  Fertilizer manufacture             US$1.00 - US$1.50
                  Petrochemical                      US$2.00
                  Steel Industry Process             US$0.65
                  Steel Industry Fuel/Power          US$2.00
                  Electricity generation             US$2.45 - US$3.00
                  Cement manufacture                 US$3.00
                  Other                              US$2.70

         The lower gas prices in some industry sectors are a form of subsidy imposed by the government. Larger gas reserves near to LNG facilities are able to supply gas to these operations. Indonesia is the largest exporter of LNG in the world.

         The gas purchaser will pay the well operator 100% of the sales proceeds each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Depending on the type of contract, ultimate destination, transportation, treatment and compression charges, the prices will vary. Prices will fluctuate with the seasons and the general market conditions. The Company does not anticipate any significant change in the manner production is purchased. However, no assurance can be given at this time that such changes will not occur.

         As Indonesia moves closer towards becoming a net importer of crude oil, the Indonesian government, through the state owned enterprise Pertamina in which all oil and gas reserves are vested, is endeavoring to increase production through new incentives to attract foreign expertise and capital for exploration and production, through development and enhancement of existing reserves. Government incentives for PSC's include:

         * After tax split for oil, new incentive 35% Contractor Equity, from a previous range of 15% to 25%. This in effect means that the Contractor can receive a larger portion of the total production from any field, after the deduction of Operating Costs. Allowing for a tax rate of 44%, the Contractor is entitled under this legislation, to 62.5% of remaining production after recovery of Operating Costs pre tax, as opposed to the previous entitlement of 26.7857% to 44.6428% pre tax.

         * After tax split for gas 40% for Contractor, from 35% previously. As for the above, the Contractor is entitled to 71.426% of the production, after deducting Operating Costs, as opposed to 62.5% previously.

         * Domestic market oil fee increased from 15% of crude price to 25% of crude price. Under the terms of all TAC's and PSC's, the Contractor is required to sell and deliver to Pertamina a portion of the share of the Crude Oil to which the Contractor is entitled, at the Domestic Market
         Oil Fee, which is a set percentage of the price realized by the Contractor for all other production from the Contract Area. Under the previous regulations, the Contractor received only 15% of such price, whereas under the new legislation, the Contractor receives 25% of the realized price. The net result is that the Contractor is receiving an additional 10% of the Crude Oil price for that portion of Crude Oil which it is obligated to sell and deliver to Pertamina to fulfill the Contractor's obligation towards the supply of the domestic market in Indonesia.

         * First Tranche Petroleum reduced from 20% to 15%. First Tranche Petroleum, being a portion of the total Petroleum production to be split between the parties before any deduction for recovery of Operating Costs, reduces the amount available for recovery of Operating Costs. As the Contractor is providing funding under the contract terms, it is in the Contractor's interest to have as much of the Petroleum production available for recovery of such costs, prior to distribution between the parties thereafter. Reduction of the First Tranche Petroleum percentage from 20% to 15% means an additional 5% of the Petroleum production is available to the Contractor for Cost Recovery.

         The price for oil in Indonesia is tied to a basket of crude oils around the world, ensuring an "international" price dependency. The basket of crude oils used to establish the ICP effectively means that the ICP is very much subject to world oil prices, giving it international stability as opposed to being affected by domestic constraints. The ICP compares favorably with other comparable crude oils in that its price is formulated from a basket of comparable crudes from other countries.

THE COMPANY'S TWO PRODUCT SHARING CONTRACTS ("PSC's") WITH PERTAMINA

MADURA BLOCK
Onshore Madura Island

         On January 28, 1997 the President Director of Pertamina signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km(2) Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years.

History
         Oil and gas exploration began on Madura Island in the late 1800's to 1910 with over 100 shallow (less than 500m) wells drilled on oil seeps and surface features. Production was marginal with a cumulative total of less than 1.0MMBO ("Million barrels of Oil"). Exploration was limited on the block until the 1970's when it was held in succession by Indonesia Cities Services, Pertamina and Shell. Several generations of seismic data were acquired in the 1980's and 1990's but only 6 wells have been drilled on the Island since 1910.

         Throughout 1999 discussions took place with P.T. Medco Energi Corporation TBK (Medco) for Medco to supervise and pay for the work programs for the years 2000 and 2001 for the development and bringing into production of the Madura block.

         Approval was given at the Company's General Meeting held on December 30,1999 for the Company to allot a 75% interest in Western Madura to Medco in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs. The agreement was signed between CityView and Medco on January 25, 2000. The Company's interest in Western Madura was reduced from 100% to 25%.

Regional Setting
         There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band a number of structures have been identified at, due to the inversion, fairly shallow levels. These relatively shallow features are the principal target for the Western Madura program.

Prospects
Market
         Western  Madura  has  discussed   with  the  local  Madura   government
downstream projects which include a small refinery and a power plant to supply the local market and displace imports from East Java.

SIMENGGARIS BLOCK
Onshore NE Kalimantan

         On September 28, 1997 the President Director of Pertamina signed the authorization for Cityview's then 100% owned subsidiary Genindo Western Petroleum Pty Ltd ("Genindo") to commence operations on the Simenggaris Block prior to the formal signing of the PSC-JOB agreement. The signing of the Contract took place on February 24, 1998 awarding the 2734km(2) Simenggaris Block to Genindo. The contract term is 10 years for exploration and 20 years for production. Genindo changed its name to Western Simenggaris Petroleum Pty. Ltd on June 22 1998.

         Throughout 1999 discussions took place with P.T. Medco Energi Corporation TBK (Medco) for Medco to supervise and pay for the work programs for the years 2000 and 2001 for the development and bringing into production of the Simenggaris block.

         Approval was given at the Company's General Meeting held on December 30 1999 for the Company to allot a 75% interest in Western Simenggaris to Medco in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs. The agreement was signed between CityView and Medco on January 25, 2000. Accordingly, the Company's interest in Western Simenggaris Petroleum Pty Ltd was reduced from 100% to 25% .

History
         The Simenggaris Block is adjacent to some of the earliest oil production in Indonesia with exploration dating back to the 1890's. Exploration was limited on the block until the late 1960's when portions of the block were held in succession by Japex, ARCO, Deminex and Pertamina. Several generations of seismic data were acquired and 15 wells were drilled within the Block leading to four discoveries: Sembakung oil field, Bangkudulis oil field, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the Contract area and the latter two are undeveloped gas-condensate discoveries.

Regional Setting
         The Simenggaris Block lies in the Tarakan Basin region. The Tarakan Basin stratigraphy consists of a classic prograding deltaic sequence from upper Miocene through Pliocene time. The majority of the reserves are found along the Kalimantan coast in Pliocene age deltaic reservoirs. Further inland gas and oil are found in upper Miocene age, paleogeographic equivalent, deltaic reservoirs. The upper Miocene age reservoirs are underexplored and will be the focus of the Medco work program.

Prospects
Market
         Several gas markets have been identified for the Simenggaris Block with gas prices of US$2.20 per MCF expected, based on current pricing levels. These markets include a future fertilizer plant and also a methanol plant on Bunyu Island.

TIMOFORO
On shore Irian Jaya

         CityView's 85% owned subsidiary, Western Wisesa Petroleum Pty. Ltd, was formed to negotiate with Pertamina to secure title to the block. During 1999 the Company ceased its negotiations for the block on the grounds of inadequate commerciality.


TUBA OBI EAST ("TOE")
Onshore South Sumatra

         In June 1994, Pt Akar Golindo (PTAG) was invited by Pertamina to bid on the Tuba Obi East Block in Sumatra. On August 1, 1996 CityView signed a Memorandum of Understanding with PTAG to form a joint company Western Akar Petroleum Pty Ltd ("Akar") to operate and develop TOE. Akar (a 90% owned subsidiary of CityView) then signed a TAC for Tuba Obi East on May 15, 1997. The block is 55km(2) in size.

         During 1999 the Company withdrew from TOE on the grounds of inadequate commerciality.

TANJUNG MIRING TIMUR ("TMT")
Onshore South Sumatra

         On December 17, 1996 CityView's 80% owned subsidiary, Western Nusantara Energi Pty Ltd ("Nusantara") signed a TAC to take over the operations of the TMT Oilfield.

         During 1999 the Company withdrew from TMT on the gounds of inadequate commerciality

SANGATTA SANGKIMAH
East Kalimantan

         On December 8, 1995 CityView's wholly owned subsidiary Western Sangkimah NL ("Western") was assigned an 87.5% interest in a TAC for the Sangkimah oilfield which lies within a Pertamina concession area known as Sangatta.
         To comply with Pertamina's work program a workover of Well No. SS-1 was carried out in December 1997 which confirmed a minimum production rate of 30BOPD. Operations on Well No. SS-1 were then suspended. An exploratory well No. SST-1 was then drilled to a depth of 1550 m to test the "Q" sands. After encountering only minor oil content the well was plugged.

         During 1999 the Company withdrew from Sangatta Sangkimah on the grounds of inadequate commerciality.

BLOCK SC41 (formerly GSEC 74)
Offshore Western Philippines

         ARCO Philippines Inc, Preussag Energies GMBH, MMC Exploration & Production (Philippines) Pte Ltd ("MMCEPPL") and a consortium of fifteen Filipino resource companies hold Block SC41 in the Sandakan Basin adjacent to the border with Sadah East Malaysia. SC41 includes an area of about 12,000 km2 (3 million acres) on which ARCO has acquired 5,100 km of seismic data with simultaneous gravity and magnetic surveys.

         ARCO has mapped several large prospects in the undrilled distal portion of the delta complex. Seismic amplitude anomalies and flat spots that conform to these structures indicate that hydrocarbon generation, migration and entrapment have occurred. Twelve prospects of potential have been identified in SC41 including the Rhino prospect and the Hippo prospect which was drilled in February 1998.

         During 1999 the Company executed an agreement with Malaysia Mining Corporation Berhad (MMC) for the transfer to MMC of its 49% interest in MMCEPPL, in satisfaction of its outstanding debt of US$9,727,656 to MMC and discharge of the deed of charge.

         On April 13, 2000 CityView acquired from ASAB Resources Limited a 2.5% interest in Block SC41. This interest is free carried by MMCEPPL through the next part of the program being the drilling of a major offshore well.

Market
         Oil is easier to produce and market as it would simply be produced from an FPSU and then delivered anywhere in the country. Gas is more difficult to monetize as it will require a pipeline to get the gas to market. Marketing opportunities in nearby Sabah would be examined.

Reserves
         A definitive statement on reserves will be provided upon completion of the work program by Medco.

Production
         The Company has no independent production.

Productive Wells and Acreage The Company has no productive wells.

Undeveloped Acreage
         The Company holds exploration blocks which are referred to above.

Drilling Activity
         The Company drilled no exploratory wells during 1999.

Present Activities
         Present activities are set out in Review of Operations.

Delivery Commitments
         The Company is not currently obligated to provide any fixed and determinable quantity of oil or gas in the future under existing contracts or agreements but may be so required in the future. See "Indonesian Government Regulation" hereinafter and "Market for Oil and Gas Production", initial paragraph as relates to Pertamina and PSC..

         The methodology applied in predicting oil and gas rates for various fields incorporates:

         * Accessing and reviewing all geological and geophysical data relating to the area.

         * Analyzing petrophyscial records available for the area.

         * Review of past production performance for the field and that of similar fields in the region.

         * Review  of  past history of existing wells to determine potential for
           re-completion   to   exploit  additional  reserves  and/or   increase
           production rates.

         * Application of industry accepted engineering methods to forecast reservoir performance.

         * Commercial analysis of the field to determine optimum well spacing verses rate of return, to establish the number of wells to be worked over and/or drilled.

         * Potential for secondary or tertiary recovery techniques to   maximize
           recover factors, within the economic framework.

The above are industry accepted methods for forecasting production rates for a particular field.

Competition
         The  oil  and  gas  industry  is  highly  competitive.   The  Company's
competitors and potential competitors include major oil companies and independent producers of varying sizes which are engaged in the acquisition of producing properties and the exploration and development of prospects. Many of the Company's competitors have greater financial, personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Indonesian Government Regulation
         The Company may either sell its production on the international market or opt to sell it domestically. There is a commitment to sell 25% of any oil production domestically (called Domestic Market Obligation) at 15% of the crude price. This commitment is imposed in the terms of all PSC's and does not vary between PSCs. This commitment becomes effective after the first 60 months of production. As the fields have not reached a level of commercial production, the commitment does not currently apply and if and when applicable (after 60 months of commercial production) will only represent a minimal portion of the total production. There are no constraints on production. Indonesia has no exchange controls; therefore, foreigners are able to move funds freely in and out of the country through accounts denominated in local foreign currency.

         On all projects in which CityView enters into a PSC with Pertamina, it is obligated to:

         * Conduct an environmental baseline assessment at the beginning of its activities.

         * Take the necessary precautions for protection of ecological systems, navigation and fishing, and prevent extensive pollution of the area, sea or rivers as the result of operations undertaken under the work program.

         * After the expiration or termination or relinquishment of any contract area, or abandonment of any field, remove all equipment and installations from the area in a manner acceptable to Pertamina, and perform all necessary site restoration activities in accordance with applicable government regulations, the costs of which are treated as operating costs and are thus cost recoverable, through project revenues.

         The Company considers these environmental obligations to be a part of its policy of good oil field practice and further acknowledges that the terms are considered normal throughout the world. Further, the Company believes that the foregoing obligations will not have a material impact on the Company's operations.

GOLD
         The Company's exploration operations for gold were conducted by two wholly owned subsidiary corporations, Copperwell Pty Ltd ("Copperwell") and Artane Minerals NL ("Artane"). The exploration operations were conducted in joint venture with other affiliated and non-affiliated entities.

Raeside Joint Venture
         Copperwell owns a 10% interest in the Raeside Joint Venture which owns 77 mining and exploration tenements (hereinafter referred to as "claims") covering an area of approximately 168 square kilometres south east of Leonora in Western Australia. The remaining 90% is held by Triton Resources Limited. The main Raeside project area covers some 64 square miles of ground and includes the Leonardo ore body.

         In consideration of all outstanding liabilities for the Raeside project, CityView sold its subsidiary to Triton Resources Limited on November 5, 1999 for Aus$86,444 (US$54,459).

Duketon Prospect
         Artane is the registered holder of 194/200ths of Exploration Licenses E30/442 and E38/550, Application for Mining Lease 38/402 and Prospecting License 38/2455 in the Mt. Margaret Mineral Field Western Australia which have been farmed-out to Johnson's Well Mining NL.

         Cityview sold its subsidiary Artane to Yule River Mining Pty Ltd on December 1, 1999 for a nominal consideration.

Australian Government Regulation
         The Australian Corporations and Securities Legislation ("ACSL") is the main body of law governing companies in Australia, such as the Company. The Australian Securities and Investment Commission is an Australian government instrumentality that administratively enforces the ACSL. The ACSL covers matters such as directors' duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholder; meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes in capital.

         The Australian Stock Exchange Limited imposes listing rules on all listed companies, such as the Company. The rules cover such issues as immediate notification to the market of relevant information, periodic financial reporting and the prior approval of shareholder reports by the Australian Stock Exchange Limited.

         The Company believes that it is in compliance with the foregoing Australian laws and regulations.

Management and Employees
         At December 31, 1999 the Company had 28 full time employees, comprising 24 in Indonesia and 4 in Australia. Staffing has subsequently been reduced to 4 in Indonesia and 4 in Australia. Much of the Company's work is undertaken by consultants on a per diem basis.

Company's Offices
         The Company's principal office was located (until April 30, 2000) at 62 Glyde Street, Mosman Park, Western Australia. Commencing May 1, 2000 the Company's offices relocated to 63 Burswood Road, Burswood, Western Australia 6100, telephone number is (61-8) 6250 9099. The Company leases this office space from Sands & McDougall Office Products Pty Ltd.

ITEM 2.  DESCRIPTION OF PROPERTY

Particulars of Oil Leases

Madura - Western Madura Pty Ltd
         At December 31, 1999 Madura Pty Ltd was a 100% owned subsidiary of CityView Corporation Limited's wholly owned subsidiary CityView Asia Pty Ltd. At May 26, 2000 it is 25% owned.

Simenggaris - Western Simenggaris Petroleum Pty. Ltd.
         At December 31, 1999 Western Simenggaris Petroleum Pty Ltd was an 85% owned subsidiary of CityView Corporation Limited's wholly owned subsidiary CityView Asia Pty. Ltd. At May 26, 2000 Western Simenggaris Petroleum Pty. Ltd is 25% owned.

ITEM 3.  LEGAL PROCEEDINGS.

         The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person or firm other than a claim asserted by Consolidated Securities S.A for fees of (pound)78,795.62p (Aus$196,841.42). CityView has filed a counterclaim and intends to vigorously contest this matter.

ITEM 4.  CONTROL OF REGISTRANT.

Principal Shareholders

         The following table sets forth the Ordinary Shares ownership of each person known by the Company to be the beneficial owner of ten percent or more of the Company's Ordinary Shares, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Ordinary Shares shown, and all ownership is of record and beneficial.

Name and address             Number of                                Percent of
 of owner                     Shares     Position                      Class[1]
--------------------------------------------------------------------------------
Peter Mark Smyth              238,084  Director and Chief Executive       *
19 View Street                         Officer and Chairman of Western
Peppermint Grove 6011                  Resources N.L.
Western Australia

Peter John Augustin Remta     50,202   Non executive Director             *
34 Karoo Street
South Perth 6151
Western Australia

Leslie Robert Maurice Friday 68,740    Non executive Director             *
23 Nisbet Road,
Applecross
Western Australia

Warren M Baillie               --      Secretary/General Counsel/         *
3 Bennets Place                        Chief Financial Officer
Sorrento      6020
Western Australia

Lutfi Heyder                   --      Chief Executive of Western         *
Selatan 1X/2                           Resources N.L.
Kemang Jakarta
Indonesia

All officers and directors
as a group (4 persons)                                                    *
------------------------------
* Represents less than 1%

Malaysia Mining Corporation
Corporation Berhad.
32nd Floor, Menara PNB
201A Jalan Tung Razak
Kuala Lumpur 50400 Malaysia  1,991,398                                 5.5%(1)

Based on 35,931,416 shares outstanding as of May 29, 2000. (1)

(1) Exclusive of an additional 6,624,790 Ordinary Shares expected to be issued to Malaysia Mining Corporation for consideration received.

ITEM 5.  NATURE OF TRADING MARKET

         The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997. The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on such exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel. The Company has timely indicated in writing to NASDAQ that it intends to appeal such delisting to the NASDAQ Listing and Hearing Review Council. As of the date hereof no determination has been made as to when such appeal will be held. Pending such determination the Company is cooperating with broker-dealer(s) in order to have its securities cleared for trading on the Electronic Over-the-Counter Bulletin Board and a broker-dealer has filed an application with the NASD in accordance with Exchange Act Rule 15c2-11 for such purposes. The Company was listed for trading on the main board of the Australian Stock Exchange Limited on January 2, 1992. As of May 29, 2000 the Company had 783 holders of record of its Ordinary Shares.

         The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

         The   following  reflects  the high and low bid price for the Company's
Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years.
Trading

                                                                Volume
Quarter Ending      High - A$  High - US$  Low - A$  Low - US$  in 000's
--------------     ---------  ----------  --------  ---------   --------
March 31, 1998      $2.35       $1.56       $2.32     $1.00        412
June 30, 1998       $2.00       $1.62       $1.93     $1.12        816
September 30, 1998  $1.30       $0.84       $1.20     $0.69      1,539
December 31, 1998   $0.90       $0.50       $0.90     $0.47        411
March 31, 1999      $1.02       $0.69       $0.63     $0.34      1,551
June 30, 1999       $0.80       $0.53       $0.55     $0.31        929
September 30, 1999  $1.00       $0.71       $0.47     $0.22      2,748
December 31, 1999   $0.95       $0.59       $0.65     $0.31      9,423
March 31, 2000      $3.91       $2.72       $0.56     $0.34    132,074

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that all payments to non-residents must be reported to the Australian Cash Transaction Agency, which monitors such transactions, whether they be in the form of cash, dividends, capital or profits.

         The Foreign Acquisitions Acts sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Acts permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Acts contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

         The Foreign Acquisitions Acts requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained below. The foregoing approval requirement applies to the following classes of persons: (i) any natural person not ordinarily resident in Australia,
(ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Acts) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

         The Foreign Acquisitions Acts requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

         The Memorandum of Association and Articles of Association of the Company do not contain any additional limitations on a non-resident's right to hold or vote the Company's securities.

ITEM 7.  TAXATION

         The following discussion summarizes US federal and Australian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

         The statements regarding US and Australian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers.

Taxation of Gains on Sale
         A US Portfolio Stockholder is not subject to Australian income tax on the sale of its Shares in the Company.

Passive Foreign Investment Company Status
         A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

         If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

         A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio
Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and (iii) an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

         If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

         The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals.

         The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. Therefore these elections may not be available to the Company's US Portfolio Stockholders.

         There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

         If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

Taxation of Dividends.
         The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retained earnings, if any, to finance expansion of its business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be "franked" for Australian tax purposes. A dividend is considered to be "franked" to the extent that such dividend is paid out of the Company's income on which Australian corporate tax has been levied. Even if not "franked," a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company's non-Australian source dividend income and the Company specifies a "foreign dividend account declaration percentage" for such purpose. The Company anticipates that if it pays dividends, such dividends would likely be either "franked," or paid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

         If, however, dividends are paid by the Company that are not "franked," nor paid from the initial Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax. However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a US stockholder would be limited to 15% of the gross amount of the dividend. Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the US stockholder. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

         Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes. <If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars>. Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax
         Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

ITEM 8.  SELECTED FINANCIAL DATA
Selected Consolidated Financial Data
         The selected historical data presented below has been derived from the financial statements of the Company, which have been examined solely by Deloitte Touche Tohmatsu, Chartered Accountants, in their report included elsewhere herein for the years ended December 31, 1999, 1998, 1997 and the six months ended December 31, 1996 and by Grant Thornton, Chartered Accountants, and Deloitte Touche Tohmatsu, Chartered Accountants, for the Company's subsidiary, Western Resources NL, for the financial periods ended June 30, 1994, 1995 and 1996.

         The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP"). There were no significant differences from US GAAP for each of the five years ended December 31, 1999.

         The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during each of the financial periods ended June 30, 1994, 1995, 1996, and December 31, 1996,1997,1998 and 1999. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. Please refer to Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulate Deficit Data:

                                       Year Ended      Six months        Year Ended     Year Ended    Year Ended
                                        June 30        December 31      December 31    December 31   December 31
                                          1996            1996             1997           1998          1999
                                     --------------- ---------------- --------------- ------------  -------------

Amounts in Accordance with Australian GAAP

Income Statement Data:
Operating revenues                            0               0                0                0             0
Loss from continuing
 Operations  [1]                     (3,182,272)     (2,065,874)      (2,382,196)     (20,362,087)     (539,657) (3)
Loss from continuing
Per Ordinary share                        (1.40)          (0.38)           (0.21)           (1.53)        (0.03)
(dollars) [2]

Balance Sheet Data:
Total assets                          4,468,564      15,635,535       24,688,249       13,247,886     7,579,445


Amounts in Accordance with US GAAP

Income Statement Data:
Operating revenues                            0               0                0                0             0
Loss from continuing
 Operations  [1]                     (2,499,993)        (1,641,130)   (1,552,000)     (12,505,514)     (350,427)
Loss from continuing
Operations Per Ordinary                   (0.23)             (0.06)        (0.01)           (0.92)        (0.01)
share (dollars) [2]

Balance Sheet Data:
Total assets                            351,053         12,420,984    16,084,598        8,133,026     4,979,597


[1] Net income (loss) consists of operating profit (loss) after income tax attributable to members of the chief entity.
[2] Per share data has been retroactively restated to reflect the effects of a 1 for 5 reverse stock split effective April 14, 1997.
[3] This decrease in operating loss resulted primarily from the settlement of debt to MMC through the sale of the Company's interest in SC41 Philippines to MMC.

Exchange Rates
         Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as representation that the Australian dollar amounts represented in the US dollar amounts indicated, or could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per A$1.00.

          Period                  High      Low    Period-End    Average[1]

12 months to June 30, 1995      0.7753    0.7108    0.7180        0.7404
12 months to June 30, 1996      0.7980    0.7108    0.7856        0.7587
 6 months to December 31, 1996  0.8137    0.7735    0.7944        0.7918
12 months to December 31, 1997  0.7944    0.6515    0.6515        0.7428
12 months to December 31,1998   0.6806    0.5500    0.6139        0.6150
12 months to December 31,1999   0.6569    0.6240    0.6500        0.6429

         At June 9, 2000 the Australian dollar expressed in US dollars per A$1.00 is $0.583. [1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The current financial period is for the twelve months ended December 31, 1999. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals (Australian
GAAP).

         The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the three financial periods ended December 31, 1999, December 31, 1998 and December 31, 1997.
Overview

Risks of Investing in Respect to the Company's Operations and Industry
         The future profitability and viability of the Company's operations and activities will depend on a number of risks, including but not limited to the following:

1.       Commodity prices and in particular the price of oil and gas
2.       Currency exchange rate fluctuations;
3. The strength of the equity markets at the time of any capital raising by the Company;
4.       Judicial decisions and legislative amendments
5. Environmental management issues with which the Company may from time to time have to comply;
6.       General  economic  conditions  in Australia and Indonesia and its major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves, and competent management;
8.       Political stability of Indonesia.

Results of Operations
         The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP.

Year Ended December 31, 1999.
         The Company's gross revenues for the year ended December 31, 1999 were A$ 10,555,450. At December 31, 1999 the Company settled its debt to MMC through the sale of its interest in SC41 Phillipines. This interest had been written down to zero and hence the extinguishment of this debt gives rise to an abnormal pre tax profit of A$10.6 million.

         There was no operating revenue from operations in Indonesia for both the year ended December 31, 1999 and the twelve months ended December 31, 1998.

         The Company incurred an operating loss before tax of A$539,657 in the twelve months ended December 31, 1999 compared to a loss of A$20,362,087 in the twelve months ended December 31, 1998. This decrease in operating loss resulted primarily from the settlement of debt to MMC through the sale of the Company's interest in SC41 Philippines to MMC.

Inflationary and Other Economic Pressures
         The Company is not currently generating revenues from its oil and gas operations. Future revenues in this segment are governed primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure which is primarily incurred in U.S. dollars. The directors estimation of inflation is considered in regards to the general state of the world economy, and of the United States and Indonesia in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, sourced internally in Indonesia and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

         The average official government released Indonesian inflation rates for the seven years beginning 1992 were as follows:
                      1992      1993     1994     1995    1996   1997     1998

Inflation Rates %       4.9      9.77     9.24     8.64    6.47   11.05   -20av.

         It is the policy of the directors to regularly monitor the cost of operations on a per barrel basis in respect to viability of individual projects and they will take any necessary actions.

         The Company's operations in these industries comprise exploration and development expenditure and therefore are not affected by inflationary and price pressures of oil and gas product pricing. However, this expenditure is effected by normal inflationary pressures on the Company's general expenditure on goods and services.

Gvernment Policies
         The Company has considered the issue of political risk in the Republic of Indonesia in which the Company has acquired assets and will continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Indonesia where there has been a long established petroleum industry, with significant elements of foreign capital investments and no history of expropriation.

         The Republic of Indonesia is a separate national state and like many other national states regulates, controls and taxes activities conducted by residents and non-residents in the country and the flow of investment into the country and the return of capital out of the country. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company in Indonesia are by way of contract between a subsidiary of the Company and bodies which are wholly owned arms of the Government of the Republic of Indonesia. These contracts are subject to controls and regulations by the contracting parties and by the government of the Republic of Indonesia. These factors, in addition to the usual exploration and production risk and the economic and political stability of the host country, Indonesia must all be taken into account in relation to the Company's operations in Indonesia.

         Other than the effect of the government's economic fiscal monetary or political policies of the Republic of Indonesia, or factors upon the operations of the Company, these policies or factors do not affect investments by United States Nationals in Ordinary Shares of the Company.

Liquidity and Capital Resources
         At December 31, 1999, the Company had a working capital deficit of A$ 1,951,526 compared to A$15,431,298 at December 31, 1998. This decrease in working capital deficit resulted mainly from the settlement of debt to MMC.

         Cash flow used in operating activities decreased from A$2,495,512 in the year ended December 31,1998 to A$1,982,595 in the year ended December 31, 1999. The primary differences for decrease in funds used was due to the slow down of activity, mainly in Jakarta.

         Cash flow used for investing decreased from A$9,402,910 for the year ended December 31, 1998 to A$ nil in the twelve months ended December 31, 1999. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields.

         The  Company   generated  cash  flows  from  financing   activities  of
A$9,115,442 in the twelve months ended December 31, 1999 compared to A$10,055,062 year ended December 31, 1998. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placement and the conversion of share options into ordinary share capital of the Company.

         For further details on the foregoing cash flow movements of the Company refer to Item 17. Financial Statements - Cashflow Statement.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

Officers and Directors
         The Officers and Directors of the Company are as follows:
Name                             Age               Position

Peter Mark Smyth                 60                Chief Executive
                                                   Officer and Director
Peter John Augustin Remta        58                Director and member  of Audit
                                                   Committee
Leslie Robert Friday             62                Director  and member of Audit
                                                   Committee
Warren Baillie                   28                Secretary  / Chief  Financial
                                                   Officer/General Counsel

         All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Peter Mark Smyth-Chief Executive Officer and a member of the Board of Directors

         Mr. Smyth has been a member of the Board of Directors of the Company since December 15, 1995 and was appointed Chief Executive on January 11, 1996. Mr. Smyth has been in the resources industry since 1969 when he became Secretary of the Australian branch of the Selection Trust Group (now BP Minerals). He has been actively involved in the successful establishment and management of a number of petroleum and mineral companies with global activities. He has also formed a wide network of business relationships throughout Asia and has an extensive knowledge of its history and diverse cultures. In 1991, Mr. Smyth was co-founder of the Quest Petroleum Group which held a 50% interest in the Komi Quest Limited Liability Society through Quest Petroleum Exploration g.m.b.H.L. ("Quest Group") and undertook a major oil production enhancement and well modernization program in the Vozey oilfields of the Komi Republic in Russia. Quest Group also held a 50% interest in the Zhetybay Quest Limited Liability Society through Quest Petroleum Kazakhstan g.m.b.H. to establish a reservoir management project in the Mangistau region of Kazakhstan. The Quest Group was sold in April 1994 whereupon Mr. Smyth resigned as Director of the various companies in the Group. In 1993, Mr. Smyth helped found Archangel Diamond Corporation and formed a joint venture with Arkhangelskgeologiya resulting in a discovery of the Grib diamond pipe. Mr. Smyth helped found Northern Petroleum plc which was listed on the Alternative Investment Market of the London Stock Exchange in December 1995 to invest in the Polar Bear joint venture focusing on the Timan-Pechora Basin in the Arkhangelsk region of Russia.

         Mr. Smyth received from the University of Oxford an Honours degree in Jurisprudence in 1964 and a Masters degree in 1969. Mr. Smyth was admitted as an attorney in England in 1966, New South Wales Australia in 1967, Western Australia in 1974 and Hong Kong in 1976, but no longer holds practicing certificates as Mr. Smyth voluntarily ceased to practice law in order to pursue various business opportunities.

Peter John Augustin Remta - Member of the Board of Directors and Audit Committee

         Mr. Remta is a founding director of the Company and was appointed to the Board on May 6, 1987. From that date until December 19, 1989, he was executive chairman of the Company and since the latter date until January 1996 was its executive director. He is still a director of the Company and undertakes some executive duties as and when required. Mr. Remta is Chairman of the Company's Audit Committee. Mr. Remta graduated with a bachelor of law degree from the University of Western Australia in 1966 and was admitted as a barrister and solicitor of the Supreme Court of Western Australia in 1968. Following his admission to the Bar, Mr. Remta practiced as a lawyer specializing in corporate and commercial, and mining law on a full time basis until February 1983, when he became executive chairman of Kulim Limited which was a successful gold mining company in Western Australia. Mr. Remta resigned from the executive chairmanship of that company in May 1986, but remained a director until February 1987. In August 1987, Mr. Remta became the chief executive director of Triton Resources Limited but resigned in April 1999. Mr. Remta was the Honorary Consul General for the Philippines in Western Australia for many years and is a Knight of St. Lazarus.

Leslie Robert Maurice Friday  -  Member  of  the  Board  of  Directors and Audit
                                 Committee.

           Mr. Friday has extensive business interests in Western Australia and has a long record of successful investments. He was a director of CityView from May 1987 to September 1996 and was reappointed a director on December 31, 1999.

Warren Baillie - Secretary, Chief Financial Officer and General Counsel

         On May 22, 2000 Warren Baillie was appointed the Secretary, Chief Financial Officer and General Counsel of the Company. Mr. Baillie's experience has been in both financial and legal arenas. He recently practiced as an attorney in the areas of commercial and corporate law with the law firm Jackson McDonald. Jackson McDonald is the largest independent law firm in Western Australia. He has also worked with the Perth office of Ernst & Young, Chartered Accountants. Mr. Baillie's qualifications include a Bachelor of Commerce degree from the University of Western Australia and a Bachelor of Laws degree from Murdoch University of Western Australia.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         Total compensation for directors during the twelve months ending December 31, 1999 was A$985,000 including fees paid to Peter Mark Smyth through his consulting company, Romarcam Investments Pty Limited of A$10,000 per month. Mr Smyth is the Chief Executive Officer of the Company. The consulting services of Romarcam Investments Pty Limited is the provision of Mr. Smyth to act as Chief Executive Officer and Director of CityView. No amount of money has been set aside by the Company to provide pension or similar benefits for its officers and directors.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         None at December 31, 1999

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         There are no additional interests of management in transactions involving the Company except for those stated herein or in Item 17 - Notes to the Financial Statements.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

          None at December 31, 1999.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         None.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         See Item 19.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable.  Consolidated  financial  statements are provided under
Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A.       Financial Statements of Registrant. (Annual Reports for, 1997 ,  1998 &
1999)

STATEMENT OF THE DIRECTORS



The directors declare that:

a) The attached financial statements and notes thereto comply with accounting standards;
b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity.
c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Law; and
d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.


Signed in accordance  with a resolution of the directors  made pursuant to s.295
(5) of the Australian Corporations Law.


On behalf of the Directors




Mr P M Smyth
Director

PERTH, WESTERN AUSTRALIA
June 9, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At Perth, Western Australia, June 9, 2000.

CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia
June 9, 2000

                       CITYVIEW ENERGY CORPORATION LIMITED
                                 ACN 009 235 634

           Annual Report For The Financial Year Ended 31 December 1999




                                                                 Page Number

Auditor's Report                                                      8

Profit and Loss Statement                                            10

Balance Sheet                                                        11

Statement of Cash Flows                                              12

Notes to and forming Part of the Financial Statements             13 - 31

 INDEPENDENT AUDIT REPORT TO THE MEMBERS OF CITYVIEW ENERGY CORPORATION LIMITED

Scope
We have audited the financial report of CityView Energy Corporation Limited for the financial year ended 31 December 1999 as set out on pages 10 to 31. The financial report includes the consolidated entity comprising the company and the entities it controlled at the year's end or from time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the financial report of CityView Energy Corporation Limited is in accordance with:

(a)   the Corporation Law, including:
      (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 1999 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards and the Corporations Regulations; and

(b)   other mandatory professional reporting requirements

Inherent Uncertainty Regarding Recoverability of Acquisition, Exploration and Development Expenditure
Without qualification to the opinion expressed above, attention is drawn to the following matter. As described in Note 1 (c) to the financial statements, there is an inherent uncertainty as to the recoverability of the consolidated entity's carried forward Acquisition, Exploration and Development Expenditure in respect of its Indonesian areas of interest.

Inherent Uncertainty Regarding Continuation as a Going Concern
Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 (d) to the financial report there is a significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

/s/ Deloitte Touche Tohmatsu
    DELOITTE TOUCHE TOHMATSU

/s/ P J Messer                                  DATE: 31 March 2000
    P J Messer                                  Perth, Western Australia
    Chartered Accountants

                       CITYVIEW ENERGY CORPORATION LIMITED

                            Profit and Loss Statement
                  For the Financial Year Ended 31 December 1999


                                                                    Consolidated Entity                  Parent Entity
                                                                 31-Dec-99        31-Dec-98         31-Dec-99      31-Dec-98
                                                         NOTE        $                $                 $              $


Operating profit (loss) before income tax                 2          (539,657)    (20,362,087)           50,200     (24,454,104)

Income tax attributable to operating profit (loss)        3                 -               -                -                -

                                                              ---------------------------------   -------------------------------
Operating profit (loss) after income tax                             (539,657)    (20,362,087)           50,200     (24,454,104)

Outside equity interests in operating profit (loss)                         -               -                -                -
                                                              ---------------------------------   -------------------------------

Operating profit (loss) after income tax
attributable to members of the parent entity                         (539,657)    (20,362,087)           50,200     (24,454,104)

Accumulated losses at the beginning of the
financial year                                                    (28,304,095)     (7,942,008)      (28,924,566)     (4,470,462)

                                                              ---------------------------------   --------------  ---------------
Accumulated losses at the end of the financial year               (28,843,752)    (28,304,095)      (28,874,366)    (28,924,566)
                                                             =================================   ==============  ===============



                   Notes to and forming part of the financial statements are included on pages 13 to 31.

                       CITYVIEW ENERGY CORPORATION LIMITED

                      Balance Sheet as at 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                       NOTE           $                $                  $               $

CURRENT ASSETS
Cash                                                                     11,679           1,503                  -           1,138
Receivables                                              7              124,966         608,297                  -         330,113
Investments                                              8                    -           9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                    136,645         619,798                  -         341,249
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                              9                    -               -          7,442,800      11,219,189
Investments                                             10                    -         382,804                 10         339,418
Property, plant and equipment                           11                    -          16,097                  -           8,252
Acquisition, exploration and development                12            7,442,800      12,229,187                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,442,800      12,628,088          7,442,810      11,566,859
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          7,579,445      13,247,886          7,442,810      11,908,108
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Accounts payable                                        13            1,419,561         804,658          1,310,169         403,221
Borrowings                                              14              668,610      15,246,438            671,981      15,209,869
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                             2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------

TOTAL LIABILITIES                                                     2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------
NET  ASSETS/(LIABILITIES)                                             5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================

SHAREHOLDERS' EQUITY
Share capital                                           15           34,335,026      25,219,584         34,335,026      25,219,584
Reserves                                                16                    -         281,286                  -               -
Accumulated losses                                                  (28,843,752)    (28,304,095)       (28,874,366)    (28,924,566)
                                                               ---------------------------------   --------------------------------
Shareholders' equity attributable to the
members of the parent entity                                          5,491,274      (2,803,225)         5,460,660      (3,704,982)
Outside equity interest in a controlled entity          17                    -              15                  -               -

                                                               ---------------------------------   --------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                  5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================


                   Notes to and forming part of the financial statements are included on pages 13 to 31.

                       CITYVIEW ENERGY CORPORATION LIMITED

                             Statement of Cash Flows
                  For the Financial Year Ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                       NOTE           $                $                  $               $

Cash Flows From Operating Activities
Interest received                                                          205          10,187                205          10,034
Interest and other costs of finance paid                               (11,040)         (4,667)            (3,635)         (4,667)
Payments of deposits / rent prepayments                                      -               -                  -               -
Payments to suppliers and employees                                 (1,971,700)     (2,501,032)        (1,993,850)     (1,317,125)
                                                               ---------------------------------   --------------------------------
Net cash provided (used) by operating activities       24(d)        (1,982,595)     (2,495,512)        (1,997,280)     (1,311,758)
                                                               ---------------------------------   --------------------------------

Cash flows from investing activities
Payment for the acquisition, exploration,
evaluation and development of oil fields                                     -      (9,402,910)                 -               -
Advances to controlled entities                                              -               -                  -      (9,400,413)
                                                               ---------------------------------   --------------------------------
Net cash provided (used) by investing activities                             -      (9,402,910)                 -      (9,400,413)
                                                               ---------------------------------   --------------------------------

Cash from financing activities
Proceeds from the issue of shares                                    1,992,771       2,431,118          1,992,771       2,431,118
Proceeds from issue of debentures                                            -       1,639,344                  -       1,639,344
Loan from related party                                                      -       5,951,600                  -       5,925,613
Disposal of Investments                                                      -               -                  -               -
                                                               ---------------------------------   --------------------------------
Net cash provided (used) by financing activities                     1,992,771      10,022,062          1,992,771       9,996,075
                                                               ---------------------------------   --------------------------------

Net increase/ (decrease) in cash                                        10,176      (1,876,360)            (4,509)       (716,096)
Cash at the Beginning of  The Financial Year                             1,503       1,882,576              1,138         717,234
Adjustment re cash held in entities disposed                                 -          (4,713)                 -               -
                                                               ---------------------------------   --------------------------------
Cash at the End of  The Financial Year                 24(a)            11,679           1,503             (3,371)           1,138
                                                               ---------------------------------   --------------------------------





                   Notes to and forming part of the financial statements are included on pages 13 to 31.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

1.   Summary of Accounting Policies

     Financial Reporting Framework

     The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Law, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

     The financial report has been prepared on the basis of historical cost and except where stated, do not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

     Significant Accounting Policies

     Accounting policies are selected and applied in a manner, which ensures that the resultant financial information satisfies the concepts of relevance and reliability, thereby, ensuring that the substance of the underlying transactions and other events is reported.

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     (a) Foreign Currency

     All foreign currency transactions during the financial year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

     Exchange differences are brought to account in the profit and loss account in the period in which they arise.

     (b) Taxation

     The company adopts the liability method of tax effect accounting whereby the income tax expense shown in the profit and loss statement is calculated on operating profit adjusted for permanent differences. The tax effect of timing differences which arise from items being brought to account in different periods for income and accounting purposes, is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

     Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

     (c) Acquisition, Exploration and Development Expenditure

     The consolidated entity has entered into contracts to develop and operate oil fields in Indonesia. These contracts are under standard terms for foreign companies operating in Indonesia. These amounts are recorded at directors valuation. The contracts are subject to controls and regulations by the controlling parties and by the Republic of Indonesia and as such are impacted by the political stability of the host country. Whilst the consolidated entity's share of revenue from shareable oil from its operations in Indonesia will be receivable in US dollars, the ultimate recoverability of the acquisition, exploration and development expenditure is dependent upon the future development, exploitation and/or sale of the respective areas of interest. The directors are not able to determine the impact (if any) that the above factors, together with any fall in world oil prices, may have on the future carrying values of the above carried forward expenditure.

     (d) Going Concern

     The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. Notwithstanding that the consolidated entity and the company have as at 31 December 1999 working capital deficiencies of $1,951,526 and $1,982,150 respectively the going concern convention has been adopted as agreements have been signed whereby the works programs on CityViews areas of interest in Indonesia will be met by a joint venturer and negotiations are in progress to raise sufficient funds to meet CityViews ongoing operations. If the consolidated entity and the company are unable to continue as a going concern, they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different from those stated in the financial report.

     (e) Depreciation

     Depreciation is provided on property, plant and equipment, excluding land and buildings. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The following estimated useful lives are used:

     Plant and equipment            3 years
     Leasehold improvements         5 years

     (f) Investments

     Investments in controlled entities are recorded at cost, less any provision for diminution. Other investments are recorded at cost.

     (g) Accounts Payable

     Trade  payables  and  other  accounts   payable  are  recognised  when  the
     consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

     (h) Borrowings

     Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

     (i) Financial instruments issued by the company

     Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual agreements

     (j) Receivables

     Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

     (k) Recoverable Amount of Non-current Assets

     Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining recoverable amount expected net cash flows have not been discounted.

     (l) Non Sale of Western Resources NL

     The financial statements for the year ended 31 December 1998 included the effects of the sale of the Company's 100% interest in Western Resources NL and its subsidiaries. The aggregate loss recorded as at 31 December 1998 of this transaction to the consolidated entity was $14,258,505. Subsequent to the issue of the financial statements for the year ended 31 December 1998 the sale was voided and as a result the sale transaction has had to be reversed. All assets associated with the Western Resources NL group of companies have been written off and all liabilities have been fully reflected in the these financial statements. Comparatives have not been changed and the reversal has been reflected in the current period.


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      $                $                  $               $
2.Operating Profit (Loss)
The operating profit/loss before income tax
includes the following items of revenue
and expense:
Revenue
Revenue - Non Operating
Proceeds from the sale of non current investment                          3         325,786                   3         325,786
Revenue - Operating
Sales                                                                     -               -                   -               -
Interest - other entities                                               205          10,194                 205          10,041
Proceeds on Sale of Investments                                     179,889               -             179,889               -
Proceeds on Sale *                                               10,555,450               -          10,555,450               -
Unrealized exchange gain                                                  -       1,585,405                   -       1,585,405
                                                            ------------------------------------   --------------------------------

*Abnormal Gain

                      CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

At 30 December 1999 the Company settled its debt to MMC through the sale of its interest in SC41 Phillipines. This interest had been written down to zero in the financial statements of CityView and hence the extinguishment of this debt gives rise to an abnormal pre tax profit by virtue of its size of A$10.6million

Expenses
Depreciation                                                          9,097           8,446               8,252           8,252
Provision for doubtful debts in respect of amounts
receivable from controlled entities                                       -               -           4,088,760       4,770,017
Interest expense                                                    973,121         963,553             973,121         963,553
Loss on disposal of property, plant and equipment                         -          12,002                   -               -
Write off unidentified assets                                             -          74,981                   -          74,981
Loss on disposal of subsidiary                                    1,201,388      14,258,505           1,201,388      17,326,213
Provision for diminution of investment                                    -         689,095                  10         689,095
Foreign currency translation losses                                       -         228,508                   -               -
Write off exploration expenditure                                 4,786,387       2,320,800                   -               -


3.Income Tax
(a)The prima facie income tax benefit on pre-tax accounting profit reconciles to the income tax benefit in the financial statements as follows:

Operating Profit / (loss)                                          (539,657)     (20,362,087)            50,200     (24,454,104)
Income tax expense/(benefit) calculated at 36% of
operating profit                                                   (194,276)      (7,330,351)            18,072      (8,803,477)
Permanent differences                                                     -                -                  -               -
Tax loss now brought to account                                           -                -            (18,072)              -
Timing differences and tax losses not brought to
account as future income tax benefits                               194,276        7,330,351                  -       8,803,477
                                                               ---------------------------------   --------------------------------
Income tax expense                                                        -                -                  -               -
                                                               ---------------------------------   --------------------------------
(b) Future income tax benefits not brought to
account as assets : 30% (1998: 36%)                                  8,728,305    10,279,690             8,020,296    9,887,227
                                                               ---------------------------------   --------------------------------
                                                                     8,728,305    10,279,690             8,020,296    9,887,227
                                                               ---------------------------------   --------------------------------


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


3.   Income Tax (cont.)

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

a) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realized;
b)   conditions for deductibility imposed by the law are complied with; and
c) no changes in tax legislation adversely affect the realization of the benefit from the deductions.

4.  Directors Remuneration

The directors of CityView for the year ended 31 December 1999 were :

P M Smyth
P J A Remta
L Heyder (retired 30 December 1999)
LRM Friday (appointed 30 December 1999)
The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of the company,  directly or indirectly,
by the company or by any related party.
                                                           Parent Entity
                                                     31-Dec-99       31-Dec-98
                                                        $                $

                                                     985,000          413,207
                                                --------------------------------

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are directors or by any related party.

                Consolidated Entity
            31-Dec-99       31-Dec-98
                $               $

            985,000          413,207
        -----------------------------------

The number of directors of the company
whose total  income  falls within each
successive $10,000 band of income;

                        Consolidated Entity                     Parent Entity
                     31-Dec-99       31-Dec-98          31-Dec-99      31-Dec-98
                         $               $                  $              $


0 - $9,999               1               -                  1              -
$10,000 - $19,999        -               4                  -              4
$60,000 - $69,999        1               -                  1              -
$180,000 - $199,999      -               1                  -              1
$280,000 - $289,999      1               -                  1              -
$290,000 - $299,999      -               1                  -              1
$630,000 - $639,999      1               -                  1              -


There were no executives of the company that were not also directors of the company, and therefore disclosed above.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

5.   Executive and Employee Share Option Plan

The company has an ownership based remuneration scheme for executives. In accordance with the provisions of the scheme, as approved by shareholders at the annual general meeting certain directors are entitled to purchase shares. As at 31 December 1999 there were :

(i) 250,000 unlisted employee options on issue convertible into fully paid ordinary shares at an exercise price of $0.70 per option, on or before 30 June 2000.

(ii) 500,000 unlisted Directors options on issue convertible into fully paid ordinary shares at an exercise price of $0.76 per option, on or before 30 June 2001.

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      $                $                  $               $
6.Remuneration of Auditors
Amounts  received,  or due and  receivable  from the
company and any related organisation for:
Auditing the financial statements                                   25,000           20,000             25,000          20,000
Other Services                                                      20,000                -             20,000               -
                                                             -------------------------------        ----------------------------
                                                                    45,000           20,000             45,000          20,000
                                                             -------------------------------        ----------------------------

7.Current Receivables
Prepayments and deposits                                           120,851          253,696                  -               -
Deposits with the Department of Minerals
and Energy                                                               -            7,833                  -               -
Other debtors                                                        4,115          346,768                  -         330,113
                                                               ---------------------------------   --------------------------------
                                                                   124,966          608,297                  -         330,113
                                                               ---------------------------------   --------------------------------

Prepayments and deposits comprise deposits to vendors for oil field evaluation and development and payments to the Indonesian state owned oil and gas organization Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina") which cover expenditure on production facilities to be incurred by Pertamina at the company's request.

8.Current Investments

At cost:
Shares and options                                                       -           10,498                  -          10,498
Less provision for diminution                                            -             (500)                 -            (500)
Associated corporations                                                  -           36,000                  -          36,000
Less provision for loss                                                  -          (36,000)                 -         (36,000)
                                                               ---------------------------------   --------------------------------
                                                                         -            9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
9.Non Current Receivables

Loans to controlled entities                                             -                -          7,442,800      15,989,206
Less provision for loss                                                  -                -                  -     (4,770,017)
                                                               ---------------------------------   --------------------------------
                                                                         -                -          7,442,800      11,219,189
                                                               ---------------------------------   --------------------------------

The ultimate recoverability of the loans to controlled entities is dependent upon the future development, sale and or exploitation of the respective areas of interest which each of these controlled entities controls.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98             31-Dec-99       31-Dec-98
                                                                      $                $                     $               $
10.Non-Current Investments

At cost:
Shares in controlled entities
Artane Minerals NL                                                           -                -                  -               1
Western Resources NL                                                         -                -                  -               -
Copperwell Pty Ltd                                                           -                -                  -               2
CityView Asia Pty Ltd                                                        -                -                 10              10
Shares in Unlisted Corporations
MMC Exploration & Production (Philippines) Pte Ltd                           -               49                  -               -
Shares in listed corporations                                                -        2,117,650                  -       2,074,300
Less provision for diminution                                                -       (1,734,895)                  -      (1,734,895)
                                                               ---------------------------------   --------------------------------
                                                                             -          382,804                 10         339,418
                                                               ---------------------------------   --------------------------------

11.Property, Plant and Equipment

Land and buildings at cost                                                   -            7,000                  -               -
                                                               ---------------------------------   --------------------------------
                                                                             -            7,000                  -               -
                                                               ---------------------------------   --------------------------------
Plant and equipment at cost                                             27,907           27,907             24,752          24,752
Less accumulated depreciation                                          (27,907)         (18,810)           (24,752)        (16,500)
                                                               ---------------------------------   --------------------------------
                                                                             -            9,097                  -           8,252
                                                               ---------------------------------   --------------------------------
                                                               ---------------------------------   --------------------------------
                                                                             -           16,097                  -           8,252
                                                               ---------------------------------   --------------------------------


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                    31-Dec-99        31-Dec-98            31-Dec-99       31-Dec-98
                                                                        $                $                    $               $
12.Acquisition, Exploration and Development

Exploration and development expenditure
Costs carried forward in respect of areas of
interest in:
Gold and mineral exploration and development
 - at Director's valuation 31 December 1998                                  -        1,000,000                  -               -
Oil field acquisition, exploration and development
 - at cost                                                                   -       11,229,187                  -               -
 - at directors valuation at 31 December 1999                        7,442,800                -
                                                               ---------------------------------   --------------------------------
                                                                     7,442,800       12,229,187                  -               -
                                                               ---------------------------------   --------------------------------

The consolidated entity has entered into contracts to develop and operate oil fields in Indonesia. These contracts are under standard terms for foreign companies operating in Indonesia. The directors valuation reflects a write down of the carried forward costs to the directors assessment of recoverable amount.
The directors valuation will be amortized over the life of the various projects once production commences (refer Note 1 (c)). The ultimate recoverability of these assets is dependent upon the future development, exploration and/or sale of the respective areas of interest.

13.Current Accounts Payable

Unsecured:
Trade creditors                                                        476,156          804,658            115,393         403,221
Accrued expenses                                                       943,405                -          1,194,776               -
Directors fees accrued                                                       -                -                  -               -
                                                               ---------------------------------   --------------------------------
                                                                     1,419,561          804,658          1,310,169         403,221
                                                               ---------------------------------   --------------------------------

Trade  creditors   principally   comprise  amounts  owing  on  services  in  the
exploration and developments of oil fields in Indonesia.

14.Current Borrowings

Loan from controlling entity (i)                                             -       13,522,737                         13,522,737
Debentures (ii)                                                        668,610        1,687,132            668,610       1,687,132
Other                                                                        -           36,569              3,371               -
                                                               ---------------------------------   --------------------------------
                                                                       668,610       15,246,438            671,981      15,209,869
                                                               ---------------------------------   --------------------------------

(i) The loan from MMC was extinguished at 30 December 1999.
(ii)The debentures were fully discharged on 24 January 2000.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      $                $                  $               $
15.Share Capital

Issued and fully paid ordinary shares at 31 Dec 99:
29,025,216 ordinary shares (1998:13,657,068)                        34,335,026       25,219,584         34,335,026      25,219,584
                                                               ---------------------------------   --------------------------------
                                                                    34,335,026       25,219,584         34,335,026      25,219,584
                                                               ---------------------------------   --------------------------------

During the current year the company issued the following shares:
Date            Issue of shares                                     Issue price         Number          Share Capital
                                                                     per share                               $
18/01/99        Placement                                                 0.60          *25,000             15,000
02/02/99        Conversion debenture                                      0.55          149,678             81,724
17/02/99        Placement                                                 0.68          *39,000             26,520
23/03/99        Conversion debenture                                      0.56          147,394             83,130
27/04/99        Conversion debenture                                    0.4935          167,385             82,604
12/07/99        Placement                                                 0.50         *300,000            150,000
20/07/99        Placement                                                 0.53          *17,580              9,317
12/08/99        Placement working capital                                 0.41          200,000             81,776
17/08/99        Placement working capital                                 0.41        4,200,000          1,758,995
31/08/99        Placement                                                 0.94       *1,579,872          1,485,079
28/10/99        Conversion debenture                                    0.4695          177,450             83,312
30/12/99        Placement                                                 0.65       *6,624,790          4,306,113
31/12/99        Placement                                                 0.66         *183,174            120,000
31/12/99        Conversion Debenture                                     0.501        1,356,825            679,872
31/12/99        Options exercise                                          0.76          200,000            152,000
                                                                       --------------------------------------------
                                                                                     15,368,148          9,115,442
                                                                       --------------------------------------------

* Shares issued for services rendered or payment of debt.

Options:

As at 31 December 1999 there were
(i) 250,000 unlisted employee options on issue convertible into fully paid ordinary shares at an exercise price of $0.70 per option.
(ii) 2,000,000 unlisted consultant options on issue convertible into fully paid ordinary shares at an exercise price of $0.76 per option.
(iii)500,000 unlisted Directors options on issue convertible into fully paid ordinary shares at an exercise price of $0.76 per option.

                        CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98

16.Reserves

(a) Reserves comprise
Share premium reserve                                                        -                -                  -            -
Asset revaluation reserve                                                    -          281,286                  -            -
                                                               ---------------------------------   -----------------------------
                                                                             -          281,286                  -            -
                                                               ---------------------------------   -----------------------------
(b) Movements in Reserves Share premium reserve
Balance at beginning of financial year                                       -       10,053,890                  -   10,053,890
Premium on shares issued during financial year                               -        1,508,641                  -    1,508,641
Transferred to share capital                                                 -      (11,562,531)                 -  (11,562,531)
                                                               ---------------------------------   -----------------------------
Balance at the end of the financial year                                     -                -                  -            -
                                                               ---------------------------------   -----------------------------

Asset revaluation reserve
Balance at beginning of financial year                                 281,286        1,431,100                  -            -
Devaluation of exploration and development                            (281,286)      (1,149,814)                 -            -
                                                               ---------------------------------   ------------------------------
Balance at the end of the financial year                                     -          281,286                  -            -
                                                               ---------------------------------   ------------------------------


                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      $                $                  $               $
17.Outside Equity Interests
Ordinary share capital held by outside equity
interest                                                                     -               15          -               -
                                                               ---------------------------------   --------------------------------
Total outside equity interests in controlled                                 -               15          -               -
entities
                                                               ---------------------------------   --------------------------------
                                                                             -               15          -               -
                                                               ---------------------------------   --------------------------------


                                                                      1999                1998
18.Earning per share                                             Cents per Share    Cents per Share
Basic earnings  per share                                            (3.39c)            (153.2c)

The weighted average number of ordinary shares                         No                  No
on issue used in the calculation of basic earnings
per share
                                                               ---------------------------------------
                                                                   15,899,719          13,299,260

Diluted earnings per share is not disclosed as it is not materially different to basic earnings per share

19.Financial Reporting by Segments


(a)Industry Segments      Investments           Mining and Exploration          Eliminations                 Consolidated
                      31 Dec      31 Dec        31 Dec         31 Dec       31 Dec       31 Dec         31 Dec         31 Dec
                        99          98           99             98           99           98             99             98
                         $           $            $              $            $            $              $               $
Revenue Outside the
consolidated entity      -       10,194      10,555,658         325,786       -            -       10,555,658          335,980
                     --------- ------------ ------------- --------------- --------- --------------- ------------- ----------------
                         -
Segment operating
profit  and (loss)       -     (715,074)       (539,657)    (19,647,013)      -            -         (539,657)     (20,362,087)
                     --------- ------------ ------------- --------------- --------- --------------- ------------- ----------------

Segment operating
profit and (loss)
after tax               -      (715,074)       (539,657)    (19,647,013)      -            -         (539,657)     (20,362,087)
                     --------- ------------ ------------- --------------- --------- --------------- ------------- ----------------

Segment Assets          -    12,237,888       7,579,445      12,657,973       -    (11,647,975)     7,579,445       13,247,886


The major products and services from which the above segments derive revenue are: Investments from financing and corporate overhead activities, Mining and Exploration from oil and gas.

                        CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

19.Financial Reporting by Segments (cont.)


(b)Geographical Segments      Indonesia               Australia            Eliminations          Consolidated
                        31 Dec 99   31 Dec 98  31 Dec 99   31 Dec 98  31 Dec 99  31 Dec 98  31 Dec 99    31 Dec 98
                            $           $          $          $          $          $          $          $
Revenue Outside the
consolidated entity             -           -        208     335,980          -          -         208       335,980
                        ---------   ---------  ---------  ----------  ---------- ---------- ---------- -------------
Segment operating
profit and (loss)        (989,857) (3,715,637)   450,200 (24,484,142)         -  (7,837,692)  (539,657)  (20,362,087)
                        ---------   ---------  ---------  ----------  ---------- ---------- ---------- -------------
Segment operating
profit and (loss)
after tax                (989,857) (3,715,637)   450,200 (24,484,142)         -  (7,837,692)  (539,657)  (20,362,087)
                        ---------   ---------  ---------  ----------  ---------- ---------- ---------- -------------

Segment Assets          7,579,445  11,485,351  7,442,800  12,981,824 (7,442,800 (11,219,289) 7,579,445    13,247,886



20.      Particulars Relating to Controlled Entities

                                                                                       Ownership interest
Parent Entity                                                                  1999         1998
CityView Energy Corporation Limited              Australia   Ordinary          100%          100%

Controlled
CityView Asia Pty  Ltd                           Australia   Ordinary          100%          100%
Western Resources NL (c)                         Australia   Ordinary          100%          100%
Western Sangkimah NL (a)                         Australia   Ordinary          100%          100%
Western Nusantara Energi Pty Ltd (a)             Australia   Ordinary           80%           80%
Western Akar Petroleum Pty Ltd (a)               Australia   Ordinary           90%           90%
Western Madura Pty Ltd (b)                       Australia   Ordinary          100%          100%
Western Simenggaris Petroleum Pty Ltd  (b)       Australia   Ordinary          100%          100%
Western Wisesa Petroleum Pty Ltd (b)             Australia   Ordinary           85%           85%
Copperwell Pty Ltd                               Australia   Ordinary             -          100%
Artane Minerals NL                               Australia   Ordinary             -          100%

(a)  Held by Western Resources NL
(b)  Held by CityView Asia Pty Ltd
(c) Western Resources NL and its controlled entities have ceased operations and CityView intends to have them wound up as soon as practicable.

21.Disposal of Controlled Entities

During the financial year the consolidated entity disposed of its ownership interest in
o Artane  Minerals NL
o Copperwell Pty Ltd

The aggregate loss to the consolidated entity was $1,201,388.

                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                   Consolidated Entity        Parent Entity
                                  31-Dec-99  31-Dec-98     31-Dec-99  31-Dec-98
                                      $          $             $          $

22.Interests in Joint Ventures

Raeside Gold Project
The Company disposed of its interest in the Raeside joint venture during the financial year.

CURRENT ASSETS
Cash                                      -     (1,867)            -          -
Receivables                               -      7,832             -          -
                                -------------------------   --------------------
Total current assets                      -      5,965             -          -
                                -------------------------   --------------------

NON CURRENT ASSETS
Plant and equipment - at cost             -      3,155             -          -
Accumulated depreciation                  -     (2,310)            -          -
                                -------------------------   --------------------
                                          -        845             -          -
Land and buildings at cost                -      7,000             -          -
Costs  carried  forward in
respect of areas of interest
in the  exploration  and
evaluation phase of the
Raeside Gold Project areas
 - Tenement at cost                       -      4,744             -          -
 - Exploration and development            -  1,514,865             -          -
                                -------------------------   --------------------
                                          -  1,519,609             -          -
                                -------------------------   --------------------
Total non current assets                 -   1,527,454             -          -
                                -------------------------   --------------------
TOTAL ASSETS                             -   1,533,419             -          -
                                -------------------------   --------------------

CURRENT LIABILITIES
Trade Creditors                          -      15,482             -          -
Borrowings                               -      26,100             -          -
                                -------------------------   --------------------
Total current liabilities                -      41,582             -          -
                                -------------------------   --------------------
NET ASSETS                               -   1,491,837             -          -
                                -------------------------   --------------------

                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                       Consolidated Entity    Parent Entity
                                      31-Dec-99  31-Dec-98   31-Dec-99 31-Dec-98
                                          $          $           $         $

23.Notes to Statement of Cash Flow

(a) Reconciliation of cash
For the purpose of the statement of
cash flows, cash includes cash on
hand and in banks and investments
in money market instruments, net
of outstanding bank  overdrafts.
Cash at the end of the financial
year as shown in the statement of
cash flows is reconciled to the
related items in the balance sheet
as follows:

Borrowings                                  -          -     (3,371)          -
Cash                                   11,679      1,503          -       1,138
                                   ----------------------    ------------------
                                       11,679      1,503     (3,371)      1,138
                                   ----------------------    ------------------

(b) Business acquired
During the financial year there
were no business' acquired.
(c) Business disposed of
During the financial year, the
consolidated entity disposed of
its 100% interests in Artane
Minerals NL and Copperwell Pty Ltd
Consideration
Cash                                        3    325,786          3     325,786
                                   ----------------------    ------------------

Book value of net assets sold
Cash                                        -      4,713          -           -

Non current receivables (net
of foreign exchange gain)                   - 16,590,982          -  16,595,695
Non current investments                     -  1,056,304          -   1,056,304
                                   ----------------------  --------------------
Net assets disposed                         - 17,651,999           - 17,651,999

Adjustment accumulated losses
already brought to account         (1,201,391)(3,067,708) (1,201,391)         -

Loss on disposal                    1,201,388 14,258,505   1,201,388 17,326,213
                                   ----------------------  ---------------------
                                            3    325,786           3    325,786
                                   ----------------------  ---------------------

                          CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99       31-Dec-98           31-Dec-99       31-Dec-98
                                                                      $               $                   $               $

23.Note to Statement of Cash Flow (cont)

(d) Reconciliation of Operating Profit to Net Cash
Provided by Operating Activities

Operating profit (loss) after income tax                             (539,657)    (20,362,087)             50,200    (24,454,104)

Less non cash operating items:                                                                                  -
Depreciation                                                            9,097        (273,678)              8,252       (273,869)
Mineral exploration expenditure written off                         4,786,387       2,320,800                   -              -
Provision for loss on loan to associated entities                           -               -           4,088,760      4,770,017
Income from associates written off                                          -         876,827                   -        876,827
Profit on the Sale of SC41 Phillipines                            (10,555,450)              -         (10,555,450)             -
Interest expense                                                      973,121         963,553             973,121        963,553
Loss on disposal of subsidiaries                                    1,201,388      14,258,505           1,201,388     17,326,213
Loss on disposal of plant and equipment                                     -          12,002                   -              -
Loss on sale of investments                                           214,413         689,095             169,516        689,095
Unrealized exchange gain                                                    -      (1,585,405)                  -     (1,585,405)
Issue of shares in lieu of payment to suppliers &
employees                                                             829,872         127,500             829,872        127,500
Write off of unidentified assets                                            -          74,981                   -         74,981
Write back amortized rent                                                   -        (335,937)                  -       (335,937)
Change in assets and liabilities
(Increase) decrease in:
Receivables                                                           483,331         149,460             330,113         256,150
(Decrease) increase in :
Trade creditors and accruals                                          614,903         588,872             906,948         253,221
                                                               ---------------------------------   --------------------------------
Net cash provided (used) by operating activities                   (1,982,595)     (2,495,512)         (1,997,280)     (1,311,758)
                                                               ---------------------------------   --------------------------------

(e)Non-cash financing and investing activities

The company settled a number of creditor and debentures through the issue of shares as detailed in Note15.

Further as described in Note 2 the company settled its debt to MMC through the sale of its interest in SC41 Phillipines. These interests had been written down to zero and settlement was by way of share issue.

                            CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

24.Related Party Disclosures

(a)Directors
The following persons held the position of director of the company during the financial period:
Mr Peter Mark Smyth (appointed 15 December 1995)
Mr Peter John Augustin Remta (appointed 6 May 1987)
Mr Lutfi Heyder (retired 30 December 1999)
Mr Leslie Robert Maurie Friday (appointed 30 December 1999)
Directors' remuneration is disclosed in note 4 of the financial statements.

(b)Directors and Directors' Interests
The directors and director related entities hold a relevant interest in the following shares in the company.

                          31 Dec 99                              31 Dec 98
                           Number                                 Number
Ordinary shares           442,545                                714,537
Options - unlisted        550,000                                100,000

(c)Transactions with Directors and related entities
(i)Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The company has entered into a contract with Romarcam Investments Pty Ltd for the provision of management services. Fees paid during the period at normal commercial rates were $180,000 (31 December 1998 $120,000). These transactions have been reflected in the directors remuneration note.
(ii) Mr L Heyder had a management contract with the company. Fees paid during the year were $180,000

(d)Interests in Director-related entities

CityView sold its shares in Triton Resources and Sabre Resources of which Mr P J A Remta was a Director. Apart from the details disclosed in this note, no director has entered into a material contract with the company since the end of the financial period and there were no material contracts involving director's interests or payment upon termination subsisting at period end.

(e)Equity Interests in controlled entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 20 to the financial statements.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

25.Commitments for Expenditure

The consolidated entity's contractual exploration and development expenditure commitments for Western Madura and Western Simenggaris have been taken over by PT Medco for the years 2000 and 2001. As such CityView has no obligations in regard to maintaining its interests.

                               Consolidated Entity               Parent Entity
                              31-Dec-99    31-Dec-98         31-Dec-99 31-Dec-98
                                  $            $                 $         $
No later than 1 year                  -   10,963,406                 -         -
Later than 1 year and
not later than 2 years                -   10,963,406                 -         -

Future commitments are
subject to annual review.

26.  Subsequent Events

(a) 19 January 2000, Share Placement to London Partners Australia Pty Ltd to subscribe $3,613,500 for 7,300,000 shares of CityView at a price of $0.495 per share.

(b) 20 January 2000, CityView agreed to acquire by subscription an interest of 10% in the e-commerce company Sands Solutions.com Pty Ltd, an Australian leader in Business to Business (B2B) electronic commerce.

(c) 19 January 2000, Receipt of Notice of Conversion of US$100,000 Convertible Debenture plus interest of US$9,780.82 into 312,735 ordinary fully paid shares based on the conversion formula of the Australian dollar equivalent of the average five day closing bid price on the NASDAQ Small Cap Market ($0.7060) issued at a discount of 25%, equating to $0.5295 per share.

(d) 24 January 2000, Receipt of Notice of Conversion of US$300,000 Convertible Debenture plus interest of US$29,391 into 808,255 ordinary fully paid shares based on the conversion formula of the Australian dollar equivalent of the average five day closing bid price on the NASDAQ Small Cap Market ($0.8142) issued at a discount of 25%, equating to $0.6107 per share.

(e) 25 January 2000, agreements signed between CityView and PT. Medco Energi Corporation Tbk (Medco) in respect of the Madura and Simenggaris Production Sharing Contracts. Under these agreements Medco will supervise and pay for the work programs throughout the years 2000 and 2001 for the development and bringing into production of the oil and gas fields covered by these contracts. From 2002 onwards each party will contribute on a pro-rata basis in accordance with their interests - Medco 75% and CityView 25%.

(f) 23 February 2000 - Share placement of 3 million shares at $2.60 each being finalised and will be subject to shareholder approval.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


27.Financial Instruments

(a) Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b) Interest Rate Risk

                                                                     FIXED INTEREST
                                 Average      Variable      Less than   1 to 5     More than    Non-Interest        Total
                                Interest      Interest       1 Year     Years       5 years        Bearing
            1999                 rate %      rate $'000       $'000      $'000       $'000          $'000           $'000
Financial Assets
Cash                                                                                               11,679          11,679
Trade receivables                                                                                 124,966         124,966

Financial Liabilities
Trade payables                                                                                  1,419,561       1,419,561
Shareholder loan
Debentures                         6 %        668,610                                                             668,610
Other Borrowings

                                                                     FIXED INTEREST
                                 Average      Variable      Less than   1 to 5     More than    Non-Interest        Total
                                Interest      Interest       1 Year     Years       5 years        Bearing
            1998                 rate %      rate $'000       $'000      $'000       $'000          $'000           $'000
Financial Assets
Cash                                                                                                1,503           1,503
Trade receivables                                                                                 608,297         608,297

Financial Liabilities
Trade payables                                                                                    804,658         804,658
Shareholder loan
Debentures                         6 %       1,687,132                                                          1,687,132
Other Borrowings


(c) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss for defaults. The consolidated entity measures credit risk on fair value basis.

The  consolidated  entity does not have any significant  credit risk exposure to
any  single   counterparty  or  any  group  of  counterparties   having  similar
characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provision for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(d) Currencies hedges

The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(e) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

                            CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999



28.Contingent Liabilities
(i)The parent entity, CityView has agreed to provide financial support to enable its subsidiaries to meet their debts as and when they fall due over the next twelve months.

(ii)The Company has assets in Indonesia. Some of the interests in Indonesia are by way of contracts with the Government of the Republic of Indonesia, and other Indonesian entities. These contracts are subject to controls and regulations by contracting parties by the Government of Indonesia. These factors, in addition to the usual exploration and production risk and the economic and political stability of Indonesia must all be taken into account.

(iii)As the Company is in the process of winding down its interests in Indonesia there is potential for contingent liabilities to arise. The directors have included in the financial statements all such liabilities, however it is possible that additional liabilities may arise which have not been accounted for. After considering the financial position of the subsidiaries, the company has written down its assets as appropriate and raised an additional provision for A$400,000.

(iv)In June 1998 CityView Energy Corporation Limited entered into an agreement with Consolidated Securities SA (Consolidated) by which Consolidated agreed to provide CityView with various consulting services, and CityView agreed to pay fees, commissions and expenses to Consolidated. In June 1999 a writ was issued by Consolidated against CityView claiming the Australian dollar equivalent of UK 78,795.62 Pounds under the agreement. CityView is defending the writ, but the outcome of the proceedings cannot be predicted at this stage.

29.Non Sale of Western Resources NL

The financial statements for the year ended 31 December 1998 included the effects of the sale of the Company's 100% interest in Western Resources NL and its subsidiaries. The aggregate loss recorded as at 31 December 1998 of this transaction to the consolidated entity was $14,258,505. Subsequent to the issue of the financial statements for the year ended 31 December 1998 the sale was voided and as a result the sale transaction has had to be reversed. All assets associated with the Western Resources NL group of companies have been written off and all liabilities have been fully reflected in these financial statements. The comparatives have not been changed and the reversal has been reflected in the current period.