Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-08-21
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F/A-1

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

53 Burswood Road,
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or Ordinary Shares as of the close of the period covered by the annual report 29,025,216 shares at December 31, 1999.

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

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
         [   ]  ITEM 17    [   ]  ITEM 18    Not Applicable

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

         With respect to the Company's disposal of certain gold interests during calendar year 1999, reference is herewith made to GOLD - Raeside Joint Venture and Duketon Prospect wherein it is indicated that in consideration for the discharge of certain liabilities aggregating US$54,459 the Company sold its subsidiary and interest in the Raeside Joint Venture in November 1999 to an unaffiliated third party and sold its subsidiary and interest in Duketon
Prospect in December 1999 to an unaffiliated third party for nominal consideration.

The Company conducts its operations through a number of subsidiaries,as follows:



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

         CityView agreed on January 20, 2000 to acquire by subscription, at a cost of A$5,000,000 a 10% interest in Sands Solutions.com Pty Ltd ("Sandssol") directly from Sandssol with pre-emptive rights to acquire further interests in Sandssol. The agreement was negotiated on an arms-length basis between officers of each corporation. CityView anticipates that payment for such acquisition will be accomplished through a portion of funds expected to be received from a private placement of CityView's shares with an otherwise unaffiliated third party. Such private placement would already have been concluded if not for the fact that the purchaser is not required to conclude the private placement until such time as CityView's ordinary shares are trading on the Electronic
Over-the-Counter  Bulletin  Board  ("OTCBB").  The  OTCBB  listing   cannot  be
accomplished until such time as this Form 20-F, in its final version, responds satisfactorily to any and all outstanding SEC comments. Once that is accomplished CityView and the unaffiliated third party participating in the private placement intend to expeditiously conclude such transaction with CityView, immediately thereafter, moving expeditiously to conclude its above referenced agreement with Sandssol (through utilization of a portion of the private placement funds). It is the Company's intention, once the proposed acquisition is completed for one or more of its members to play an active role on Sandssol's Board of Directors CityView is moving expeditiously to conclude its agreement with Sandssol (through utilization of a portion of the private placement funds). In contemplation of conclusion of the proposed acquisition CityView's Chief Executive Officer already serves as a member of Sandssol's Board of Directors. See also Item 9 herein.

         Sandssol is the IT subsidiary of Sands & McDougall, a leading Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and pioneered B2B e-commerce through Sandssol in Australia. Sandssol was established in 1994 as the in-house IT arm of Sands & McDougall in Western Australia. In order to secure a competitive edge in the Western Australian marketplace, Sandssol developed a series of integrated electronic trading solutions. These strategies lowered customers' overhead costs of acquiring and possessing office product consumables. Sandssol suite of integrated multi vendor, B2B e-procurement solutions are being used by customers across a diverse range of industries and its goal is to provide business to business e-commerce applications that can be integrated to existing legacy financial accounting systems. The significance of Sandssol is that it has a well established client base and proven products which are easy to use and capable of being integrated, as aforesaid, into existing financial accounting systems.

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

Relative Permeability               The ratio between the effective permeability
                                    to a given fluid (oil, gas or water) at a partial saturation, and the permeability at 100% saturation.It ranges from zero at a low saturation, to 1.0 at a saturation of 100%.

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

THE COMPANY'S TWO PRODUCT SHARING CONTRACTS ("PSC's") WITH PERTAMINA

MADURA BLOCK
Onshore Madura Island

         On January 28, 1997 the President Director of Pertamina awarded the Madura Block to CityView and signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km(2) Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years. CityView was not required to make any cash payments for this award.

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

         Approval was given at the Company's General Meeting held on December 30,1999 for the Company to allot a 75% interest in Western Madura to Medco in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs. The agreement was signed between CityView and Medco on January 25, 2000. The Company's interest in Western Madura was reduced from 100% to 25%. In accordance with the above, Medco has submitted to Pertamina for approval a Year 2000 budget of US$3,519,000 for the drilling of three wells on the Sebaya and Karasan prospects at Madura in the second and third quarters. Accordingly, Medco is required to supervise and pay for work programs for years 2000/2001 for development and bringing into production of the fields. Commencing 2002 and onwards, Medico and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

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

         Approval was given at the Company's General Meeting held on December 30 1999 for the Company to allot a 75% interest in Western Simenggaris to Medco in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs for development and bringing into production of fields. The agreement was signed between CityView and Medco on January 25, 2000. Accordingly, the Company's interest in Western Simenggaris Petroleum Pty Ltd was reduced from 100% to 25%. In accordance with the above, Medco has submitted to Pertamina for approval a Year 2000 budget of US$4,629,000 for the drilling of one well on the Pidawan prospect at Simenggaris in the third quarter. Commencing 2002 and onwards, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

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

Prospects
Market
         Several gas markets have been identified for the Simenggaris Block with gas prices of US $1.00-1.50 per MCF expected, based on current pricing levels. These markets include a future fertilizer plant and also a methanol plant on Bunyu Island.

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

         On April 13, 2000 CityView acquired from ASAB Resources Limited a 2.5% interest in Block SC41. This interest is free carried by MMCEPPL (i.e. CityView is not required to contribute financially) through the next part of the program being the drilling of a major offshore well.

Market
         Oil is easier to produce and market as it would simply be produced from a floating production storage unit ("FPSU")and then delivered anywhere in the country. Gas is more difficult to monetize as it will require a pipeline to get the gas to market and costs associated with laying a pipeline far exceed production and marketing costs for oil in the regions discussed herein. Marketing opportunities in nearby Sabah would be examined.

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

Delivery Commitments
         The Company is not currently obligated to provide any fixed and determinable quantity of oil or gas in the future under existing contracts or agreements but may be so required in the future. See "Indonesian Government Regulation" hereinafter and "Market for Oil and Gas Production", initial paragraph as relates to Pertamina and PSC.

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

Indonesian Government Regulation
         The Company may either sell its production on the international market or opt to sell it domestically. There is a commitment to sell 25% of any oil production domestically (called Domestic Market Obligation) at 15% of the crude price. This commitment is imposed in the terms of all PSC's and does not vary between PSCs. This commitment becomes effective after the first 60 months of production. As the fields have not reached a level of commercial production, the commitment does not currently apply. There are no constraints on production. Indonesia has no exchange controls; therefore, foreigners are able to move funds freely in and out of the country through accounts denominated in local foreign currency.

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

        In consideration of all outstanding liabilities for the Raeside project, CityView sold its subsidiary to Triton Resources Limited on November 5, 1999 for A$86,444 (US$54,459).

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

         Cityview sold its subsidiary Artane to Yule River Mining Pty Ltd on December 1, 1999 for a nominal consideration due to the fact that the Duketon Prospect had not yielded any success whatsover and management did not fell that there was any point in spending further monies with respect to this project.

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

Company's Offices
         The Company's principal office was located (until April 30, 2000) at 62 Glyde Street, Mosman Park, Western Australia. Commencing May 1, 2000 the Company's offices relocated to 53 Burswood Road, Burswood, Western Australia 6100, telephone number is (61-8) 6250 9099. The Company leases this office space from Sands & McDougall Office Products Pty Ltd.

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
Western Australia

Lutfi Heyder                   --      Chief Executive of Western         *
Selatan 1X/2                           Resources N.L.
Kemang Jakarta
Indonesia

All officers and directors
as a group (4 persons)                                                    *
------------------------------
* Represents less than 1%

Malaysia Mining Corporation
Corporation Berhad.
32nd Floor, Menara PNB
201A Jalan Tung Razak
Kuala Lumpur 50400 Malaysia  8,616,188                                 19.83%(1)

Based on 43,456,206 shares outstanding as of August 15, 2000. (1)

(1) Inclusive of an additional 6,624,790 Ordinary Shares issued on July 11, 2000 subject to an irrevocable contractual arrangement made as of December 1999 to Malaysia Mining Corporation for consideration received.

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

         Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

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

Statement of Loss and Accumulate Deficit Data:

                                       Year Ended      Six months        Year Ended     Year Ended    Year Ended
                                        June 30        December 31      December 31    December 31   December 31
                                          1996            1996             1997           1998          1999
                                     --------------- ---------------- --------------- ------------  -------------

Amounts in Accordance with Australian GAAP  A$             A$               A$             A$             A$

Income Statement Data:
Operating revenues                            0               0                0                0             0
Loss from continuing
 Operations  [1]                     (3,182,272)     (2,065,874)      (2,382,196)     (20,362,087)  (11,095,107)
Loss from continuing
Per Ordinary share                        (1.40)          (0.38)           (0.21)           (1.53)        (0.70)
(dollars) [2]

Balance Sheet Data:
Total assets                          4,468,564      15,635,535       24,688,249       13,247,886     7,579,445


Amounts in Accordance with US GAAP

Income Statement Data:
Operating revenues                            0               0                0                0             0
Loss from continuing
 Operations  [1]                     (2,499,993)     (1,641,130)      (3,195,927)     (20,726,548)  (10,049,307)
Loss from continuing
Operations Per Ordinary                   (0.23)          (0.06)           (0.28)           (1.56)        (0.63)
share (dollars) [2]

Balance Sheet Data:
Total assets                            351,053      12,420,984       24,688,249       13,247,886     7,579,445


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

In January 2000 CityView had the opportunity to diversify its investment portfolio from purely oil interests, which had not benefited the Company for some time, and to acquire by subscription a 10% interest in Sands Solutions. com Pty Ltd ("Sandssol") with pre-emptive rights to acquire further interests in Sandssol.


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

CityView's role is as an investor and CityView will have representation on the Sandssol Board.

CityView will not be responsible for the normal day to day running costs associated with Sandssol. The only payment CityView will make in acquiring Sandssol is the injection of funds relating to the acquisition.

Results of Operations
         The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. There were no material differences between Australian and US GAAP for the financial periods ended December 31, 1999, 1998 and 1997.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

         The Company's  gross revenues for the year ended December 31, 1999 were
A$ 180,097 as compared to A$1,921,385 for the year ended December 31, 1998.   In
1998 the Company had an unrealized exchange gain of A$1,585,405.

         There was no operating revenue from operations in Indonesia for both the year ended December 31, 1999 and December 31, 1998.

         The Company incurred an operating loss before tax of A$11,095,107 in the year ended December 31, 1999 compared to a loss of A$20,362,087 in the year ended December 31, 1998. The decrease in operating loss resulted primarily from the loss on disposal of a subsidiary of A$14,258,505 in 1998 offset by an increase of write-off of exploration expenditures in 1999 of A$2,465,587.

         The Company disposed of subsidiaries engaged in unprofitable ventures, principally oil and gas exploration projects. All costs incurred by the subsidiaries were written off as incurred.The impact on the Company's future results of operations, financial position and liquidity resulting from the disposal of these subsidiaries will be nil.

        The Company wrote-off exploration costs of A$1,286,382 in 1999 and A$2,320,000 in 1998. These costs related to properties in Indonesia. The Company wrote off these costs because these areas were determined to be non-economic because the production costs would exceed any expected revenues.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997.

         The Company's gross revenues for the year ended December 31, 1998 were A$1,921,385

         There was no operating revenue from operations in Indonesia for both the year ended December 31, 1998 and the year ended December 31, 1997.

         The Company incurred an operating loss before tax of A$20,362,087 in the year ended December 31, 1998 compared to a loss of A$2,382,196 in the year ended December 31, 1997. This increase in operating loss resulted primarily from the loss on disposal of subsidiaries.

         The Company disposed of subsidiaries engaged in unprofitable ventures, principally oil and gas exploration projects. All costs incurred by the subsidiaries were written off as incurred.The impact on the Company's future results of operations, financial position and liquidity resulting from the disposal of these subsidiaries will be nil.

        In the year ended  December 31, 1998  there  was a nil operating profit/
(loss) after tax for Indonesian activities.

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

Government Policies
         The Company has considered the issue of political risk in the Republic of Indonesia in which the Company has acquired assets and will continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Indonesia where there has been a long established petroleum industry, with significant elements of foreign capital investments and no history of expropriation.

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

Going Concern

         The financial statements for the year ended December 31,1999 have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. Notwithstanding that the consolidated entity and the company have as at 31 December 1999 working capital deficiencies of A$1,951,526 and A$1,982,150 respectively the going concern convention has been adopted as agreements have been signed whereby the works programs on CityViews areas of interest in Indonesia will be met by a joint venturer and negotiations are in progress to raise sufficient funds to meet CityViews ongoing operations. If the consolidated entity and the company are unable to continue as a going concern, they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different from those stated in the financial report.

Liquidity and Capital Resources

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

         For the year ended 1999 the Company agreed to allot 75% interest in its Indonesia oil and gas properties to Medco,in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs. Accordingly, the Company has no planned expenditures for its Indonesian oil and gas properties for fiscal 2000 and 2001.

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

         Cash flow used for investing decreased from A$9,402,910 for the year ended December 31, 1998 to A$ nil in the year ended December 31, 1999. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields. Due to oil prices during 1998/1999 exploration expenditure was cut back and a greater emphasis placed on reducing debt and restructuring the Company primarily through agreement with Medco.

         The  Company   generated  cash  flows  from  financing   activities  of
A$1,992,771 in the year ended December 31, 1999 compared to A$10,022,062 in the year ended December 31, 1998. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placements and the conversion of share options into ordinary share capital of the Company and loans from related party of A$5,951,600 in 1998.

         For the period from December 31, 1999 through June 2000, A$660,000 of debentures were converted into shares capital. The Company also raised additional equity capital of A$9,808,000 and A$1,662,000 of proceeds were received from the exercise of options. Accordingly working capital increased by A$12,130,000 as a result of these transactions.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997

         At December 31, 1998, the Company had a working capital deficit of A$ 15,431,298 compared to A$4,659,118 at December 31, 1997. This decrease in working capital resulted mainly from the write off of prepayments and deposits to Pertamina on the sale of Western Resources.

         Cash flow used in operating activities increased from A$1,788,810 in the year ended December 31, 1997 to A$2,495,512 in the year ended December 31, 1998. The primary differences for increase in funds used was due to the payment of outstanding accounts payable mainly in Jakarta.

         Cash flow used for investing decreased from A$15,521,661 for the year ended December 31, 1997 to A$9,402,910 in the twelve months ended December 31, 1998. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields due to the increased instability in Indonesia in this period.

         The  Company   generated  cash  flows  from  financing   activities  of
A$10,022,062 in the twelve months ended December 31, 1998 compared to A$19,040,371 year ended December 31, 1997. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placement and the conversion of share options into ordinary share capital of the Company.

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

PERTH, WESTERN AUSTRALIA
August 18, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At Perth, Western Australia, August 18, 2000.

CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia
August 18, 2000

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

 INDEPENDENT AUDIT REPORT TO THE MEMBERS OF CITYVIEW ENERGY CORPORATION LIMITED

Scope
We have audited the financial report of CityView Energy Corporation Limited for the financial year ended 31 December 1999, 1998, and 1997 as set out on pages 10 to 31. The financial report includes the consolidated entity comprising the company and the entities it controlled at the year's end or from time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to members of the company.

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

Audit Opinion
In our opinion, the financial report of CityView Energy Corporation Limited is in accordance with:

(a)   the Corporation Law, including:
      (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 1999 and 1998 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards and the Corporations Regulations; and

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

/s/ Deloitte Touche Tohmatsu
    DELOITTE TOUCHE TOHMATSU

/s/ P J Messer                                  DATE: 31 March 2000
    P J Messer                                  Perth, Western Australia
    Chartered Accountants

The accompanying financial statements have been prepared in accordance with Australian generally accepted accounting principles.

                       CITYVIEW ENERGY CORPORATION LIMITED

                            Profit and Loss Statement
                  For the Financial Year Ended 31 December 1999


                                                                  Consolidated Entity                           Parent Entity
                                                       31-Dec-99    31-Dec-98       31-Dec-97              31-Dec-99      31-Dec-98
                                                NOTE      A$             A$             A$                     A$            A$


Operating profit (loss) before income tax        2  (11,095,107)    (20,362,087)    (2,382,196)         (10,505,250)    (24,454,104)

Income tax attributable to operating
  profit (loss)                                  3         -             -               -                    -              -

                                                  ----------------------------------------------       -----------------------------
Operating profit (loss) after income tax            (11,095,107)    (20,362,087)    (2,382,196)         (10,505,250)    (24,454,104)

Outside equity interests in operating
  profit (loss)                                             -             -               -                   -               -
                                                  ----------------------------------------------       -----------------------------

Operating profit (loss) after income tax
  attributable to members of the parent entity      (11,095,107)    (20,362,087)    (2,382,196)         (10,505,250)    (24,454,104)

Accumulated losses at the beginning of the
  financial year                                    (28,304,095)     (7,942,008)    (5,559,812)         (28,924,566)     (4,470,462)

                                                  ----------------------------------------------       -----------------------------
Accumulated losses at the end of the
  financial year                                    (39,399,202)    (28,304,095)    (7,942,008)         (39,429,816)    (28,924,566)
                                                  ==============================================       =============================



                   Notes to and forming part of the financial statements are included on pages 13 to 31.

                       CITYVIEW ENERGY CORPORATION LIMITED

                      Balance Sheet as at 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                       NOTE           A$               A$                 A$              A$

CURRENT ASSETS
Cash                                                                     11,679           1,503                  -           1,138
Receivables                                              7              124,966         608,297                  -         330,113
Investments                                              8                    -           9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                    136,645         619,798                  -         341,249
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                              9                    -               -          7,442,800      11,219,189
Investments                                             10                    -         382,804                 10         339,418
Property, plant and equipment                           11                    -          16,097                  -           8,252
Acquisition, exploration and development                12            7,442,800      12,229,187                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,442,800      12,628,088          7,442,810      11,566,859
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          7,579,445      13,247,886          7,442,810      11,908,108
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Accounts payable                                        13            1,419,561         804,658          1,310,169         403,221
Borrowings                                              14              668,610      15,246,438            671,981      15,209,869
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                             2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------

TOTAL LIABILITIES                                                     2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------
NET  ASSETS/(LIABILITIES)                                             5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================

SHAREHOLDERS' EQUITY
Share capital                                           15           44,890,476      25,219,584         44,890,476      25,219,584
Reserves                                                16                    -         281,286                  -               -
Accumulated losses                                                  (39,399,202)    (28,304,095)       (39,429,816)    (28,924,566)
                                                               ---------------------------------   --------------------------------
Shareholders' equity attributable to the
members of the parent entity                                          5,491,274      (2,803,225)         5,460,660      (3,704,982)
Outside equity interest in a controlled entity          17                    -              15                  -               -

                                                               ---------------------------------   --------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                  5,491,274      (2,803,210)         5,460,660      (3,704,982)
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

                       CITYVIEW ENERGY CORPORATION LIMITED

                             Statement of Cash Flows
                  For the Financial Year Ended 31 December 1999


                                                                       Consolidated Entity                      Parent Entity
                                                             31-Dec-99        31-Dec-98   31-Dec-97        31-Dec-99       31-Dec-98
                                                   NOTE          A$              A$           A$                A$             A$

Cash Flows From Operating Activities
Interest received                                                 205          10,187       122,642              205         10,034
Interest and other costs of finance paid                      (11,040)         (4,667)         -              (3,635)        (4,667)
Payments of deposits / rent prepayments                          -              -          (259,789)           -               -
Payments to suppliers and employees                        (1,971,700)     (2,501,032)   (1,651,663)      (1,993,850)    (1,317,125)
                                                          ------------------------------------------     ---------------------------
Net cash provided (used) by operating activities   24(d)   (1,982,595)     (2,495,512)   (1,788,810)      (1,997,280)    (1,311,758)
                                                          ------------------------------------------     ---------------------------

Cash flows from investing activities
Proceeds from the sale of plant and equipment                    -              -            52,314            -               -
Purchase of property, plant and equipment                                                (1,362,380)           -               -
Payment for the acquisition, exploration,
  evaluation and development of oil fields                       -         (9,402,910)  (14,211,197)           -               -
Advances to controlled entities                                  -              -                              -         (9,400,413)
Payment of Department of Minerals and
  Energy deposit                                                                               (398)           -               -
                                                          ------------------------------------------     ---------------------------
Net cash provided (used) by investing activities                 -         (9,402,910)  (15,521,661)           -         (9,400,413)
                                                          ------------------------------------------     ---------------------------

Cash from financing activities
Proceeds from the issue of shares                           1,992,771       2,431,118    13,190,024      1,992,771        2,431,118
Proceeds from issue of debentures                                -          1,639,344        -                 -          1,639,344
Loan from related party                                          -          5,951,600     6,309,092            -          5,925,613
Repayment of loan from related party                             -              -          (458,745)           -               -
                                                          ------------------------------------------     ---------------------------
Net cash provided (used) by financing activities            1,992,771      10,022,062    19,040,371      1,992,771        9,996,075
                                                          ------------------------------------------     ---------------------------

Net increase/ (decrease) in cash                               10,176      (1,876,360)    1,729,900         (4,509)        (716,096)
Cash at the Beginning of  The Financial Year                    1,503       1,882,576       152,676          1,138          717,234
Adjustment re cash held in entities disposed                     -             (4,713)        -                -               -
                                                          ------------------------------------------     ---------------------------
Cash at the End of  The Financial Year             24(a)       11,679           1,503     1,882,576         (3,371)           1,138
                                                          ------------------------------------------     ---------------------------





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

     (d) Going Concern

     The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. Notwithstanding that the consolidated entity and the company have as at 31 December 1999 working capital deficiencies of A$1,951,526 and A$1,982,150 respectively the going concern convention has been adopted as agreements have been signed whereby the works programs on CityViews areas of interest in Indonesia will be met by a joint venturer and negotiations are in progress to raise sufficient funds to meet CityViews ongoing operations. If the consolidated entity and the company are unable to continue as a going concern, they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different from those stated in the financial report.

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

     (l) Sale of Western Resources NL

     The financial statements for the year ended 31 December 1998 included the effects of the sale for a note of A$325,786 made as of 18 December 1998 of the Company's 100% interest in Western Resources NL and its subsidiaries. The aggregate loss recorded as at 31 December 1998 of this transaction to the consolidated entity was A$14,258,505. During the year ended December 31 1999 the Company wrote off the note of A$325,786 due to uncollectibility.

                                                                        Consolidated Entity                       Parent Entity
                                                               31-Dec-99      31-Dec-98     31-Dec-97         31-Dec-99   31-Dec-98
                                                                  A$             A$            A$                A$          A$
2.Operating Profit (Loss)
The operating profit/loss before income tax
includes the following items of revenue
and expense:
Proceeds from the sale of non current investment                       3        325,786         -                     3     325,786
Revenue - Operating
Sales                                                               -               -           -                  -            -
Interest - other entities                                            205         10,194      122,650                205       10,041
Sale of shares                                                      -               -         14,586               -            -
Proceeds on Sale of Investments                                  179,889            -           -               179,889         -
Other income                                                        -               -          4,000               -            -
Unrealized exchange gain                                            -         1,585,405         -                  -       1,585,405
                                                            ------------------------------------------------------------------------
 Total Revenue                                                   180,097      1,921,385      141,236            180,097    1,921,232

                      CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


Expenses
Selling, General and Administrative                               4,305,211       3,727,582   1,562,459     4,413,816     2,543,225
Depreciation                                                          9,097           8,446     290,368         8,252         8,252
Provision for doubtful debts in respect of amounts
receivable from controlled entities                                       -               -           -     4,088,760     4,770,017
Interest expense                                                    973,121         963,553      86,057       973,121       963,553
Loss on disposal of property, plant and equipment                         -          12,002      12,002             -             -
Write off unidentified assets                                             -          74,981           -             -        74,981
Loss on disposal of subsidiary                                    1,201,388      14,258,505           -     1,201,388    17,326,213
Provision for diminution of investment                                    -         689,095           -            10       689,095
Foreign currency translation losses                                       -         228,508     310,046             -             -
Write off exploration expenditure                                 4,786,387       2,320,800           -             -             -
Amortization of contract rights                                           -               -     262,500             -             -
                                                               ---------------------------------------------------------------------
Total expenses                                                   11,275,204      18,555,890     960,973    10,685,347    23,832,111
                                                               ---------------------------------------------------------------------
Net Income (Loss)                                               (11,095,107)    (20,362,087) (2,382,196)  (10,505,250)   24,454,104
                                                               ====================================================================

3.Income Tax
(a)The prima facie income tax benefit on pre-tax accounting profit reconciles to the income tax benefit in the financial statements as follows:

Operating Profit / (loss)                                        (11,095,107)    (20,362,087)  (2,382,196)(10,505,250)  (24,454,104)
Income tax expense/(benefit) calculated at 36% of
operating profit                                                  (3,994,239)     (7,330,351)    (857,591)  3,781,890    (8,803,477)
Permanent differences                                                     -                -            -           -             -
Tax loss now brought to account                                           -                -            -  (3,781,890)            -
Timing differences and tax losses not brought to
account as future income tax benefits                              3,994,239       7,330,351      857,591           -     8,803,477
                                                               ---------------------------------------------------------------------
Income tax expense                                                        -                -            -           -             -
                                                               ---------------------------------------------------------------------
(b) Future income tax benefits not brought to
account as assets : 30% (1998: 36%)                               8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
                                                               ---------------------------------------------------------------------
                                                                  8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
                                                               ---------------------------------------------------------------------


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

4.  Directors Remuneration

The directors of CityView for the year ended 31 December 1999 were :

P M Smyth
P J A Remta
L Heyder (retired 30 December 1999)
LRM Friday (appointed 30 December 1999)                  Parent Entity
The aggregate of income paid or payable,      31-Dec-99    31-Dec-98   31-Dec-97
or otherwise made available, in respect          A$           A$          A$
of the financial year, to all directors
of the company,  directly or indirectly,      985,000      413,207     120,000
by the company or by any related party.      -----------------------------------





The aggregate of income paid or payable,
or otherwise made available, in respect                  Consolidated Entity
of the financial year, to all directors       31-Dec-99   31-Dec-98   31-Dec-97
of each entity in the  consolidated              A$          A$          A$
entity, directly or indirectly, by the
entities in which they are directors or       985,000     413,207     734,916
by any related party.                        -----------------------------------

The number of directors of the company
whose total  income  falls within each
successive A$10,000 band of income;

                        Consolidated Entity                     Parent Entity
                     31-Dec-99       31-Dec-98          31-Dec-99      31-Dec-98
                        A$              A$                 A$             A$


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

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

5.   Executive and Employee Share Option Plan

The company has an ownership based remuneration scheme for executives. In accordance with the provisions of the scheme, as approved by shareholders at the annual general meeting certain directors are entitled to purchase shares. As at 31 December 1999 there were :

(i)  250,000  unlisted  employee  options on issue convertible  into  fully paid
     ordinary shares at an exercise price of   A$0.70 per option,on or before 30
     June 2000.

(ii) 500,000 unlisted  Directors  options on issue  convertible  into fully paid
     ordinary  shares  at an exercise price of   A$0.76 per option, on or before
     30 June 2001.

                                                                          Consolidated Entity                   Parent Entity
                                                                  31-Dec-99     31-Dec-98   31-Dec-97      31-Dec-99       31-Dec-98
                                                                    A$              A$         A$             A$              A$
6.Remuneration of Auditors
Amounts  received,  or due and  receivable  from the
company and any related organisation for:
Auditing the financial statements                                   25,000         20,000    22,303         25,000          20,000
Other Services                                                      20,000              -         -         20,000               -
                                                             ---------------------------------------      --------------------------
                                                                    45,000         20,000    22,303         45,000          20,000
                                                             ---------------------------------------      --------------------------

7.Current Receivables
Prepayments and deposits                                           120,851        253,696         -               -               -
Deposits with the Department of Minerals
and Energy                                                               -          7,833         -               -               -
Other debtors                                                        4,115        346,768         -               -         330,113
                                                               -------------------------------------      --------------------------
                                                                   124,966        608,297                         -         330,113
                                                               -------------------------------------      --------------------------

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

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98             31-Dec-99       31-Dec-98
                                                                     A$               A$                    A$              A$
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


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                    31-Dec-99        31-Dec-98            31-Dec-99       31-Dec-98
                                                                       A$               A$                   A$              A$
12.Acquisition, Exploration and Development

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

(i) The loan from MMC was extinguished at 30 December 1999.
(ii)The debentures were converted into fully paid ordinary shares on 24 January 2000.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                     A$               A$                 A$              A$
15.Share Capital

Issued and fully paid ordinary shares at 31 Dec 99:
29,025,216 ordinary shares (1998:13,657,068)                        44,890,476       25,219,584         44,890,476      25,219,584
                                                               ---------------------------------   --------------------------------
                                                                    44,890,476       25,219,584         44,890,476      25,219,584
                                                               ---------------------------------   --------------------------------

During the current year the company issued the following shares:
Date            Issue of shares                                     Issue price         Number          Share Capital
                                                                     per share                               $
18/01/99        Shares issued for services                                0.60          *25,000             15,000
02/02/99        Conversion debenture                                      0.55          149,678             81,724
17/02/99        Shares issued for services                                0.68          *39,000             26,520
23/03/99        Conversion debenture                                      0.56          147,394             83,130
27/04/99        Conversion debenture                                    0.4935          167,385             82,604
12/07/99        Shares issued for services                                0.50         *300,000            150,000
20/07/99        Shares issued for services                                0.53          *17,580              9,317
12/08/99        Sale of shares                                            0.41          200,000             81,776
17/08/99        Sale of shares                                            0.41        4,200,000          1,758,995
31/08/99        Shares issued for services                                0.94       *1,579,872          1,485,079
28/10/99        Conversion debenture                                    0.4695          177,450             83,312
30/12/99        Shares issued for services                                0.65       *6,624,790          4,306,113
31/12/99        Shares issued for services                                0.66         *183,174            120,000
31/12/99        Conversion Debenture                                     0.501        1,356,825            679,872
31/12/99        Options exercise                                          0.76          200,000            152,000
                                                                       --------------------------------------------
                                                                                     15,368,148          9,115,442
                                                                       --------------------------------------------

* Shares issued for services rendered or payment of debt.

Options:

As at 31 December 1999 there were
(i) 250,000 unlisted employee options on issue convertible into fully paid ordinary shares at an exercise price of A$0.70 per option.
(ii) 2,000,000 unlisted consultant options on issue convertible into fully paid ordinary shares at an exercise price of A$0.76 per option.
(iii)500,000 unlisted Directors options on issue convertible into fully paid ordinary shares at an exercise price of A$0.76 per option.

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


                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      A$               A$                  A$              A$
17.Outside Equity Interests
Ordinary share capital held by outside equity
interest                                                                     -               15          -               -
                                                               ---------------------------------   --------------------------------
Total outside equity interests in controlled                                 -               15          -               -
entities
                                                               ---------------------------------   --------------------------------
                                                                             -               15          -               -
                                                               ---------------------------------   --------------------------------


                                                                      1999                1998                 1997
18.Earning per share                                             Cents per Share    Cents per Share       Cents per Share
Basic earnings  per share                                            A$(.70c)           A$(1.53c)           A$(.21c)

The weighted average number of ordinary shares
on issue used in the calculation of basic earnings
per share
                                                               -----------------------------------------------------------
                                                                   15,899,719          13,299,260           11,407,010

Diluted earnings per share is not disclosed as it is not materially different to basic earnings per share

19.Financial Reporting by Segments


(a)Industry Segments                        Investments                       Mining and Exploration
                            31 Dec        31 Dec        31 Dec       31 Dec       31 Dec          31 Dec
                              99            98            97           99           98              97
                              A$            A$            A$           A$            A$              A$
Revenue Outside the
consolidated entity            -          10,194       141,506     10,555,658       325,786             -
                         --------------------------------------   -----------------------------------------
Segment operating
profit  and (loss)             -        (715,074)   (2,109,319)   (11,095,107)  (19,647,013)     (272,877)
                         --------------------------------------   -----------------------------------------
Segment operating
profit and (loss)
after tax                      -        (715,074)   (2,109,319)   (11,095,107)  (19,647,013)     (272,877)
                         --------------------------------------   -----------------------------------------

Segment Assets                 -      12,237,888    24,568,116      7,579,445    12,657,973    22,944,036



(a)Industry Segments                       Eliminations                          Consolidated
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity            -               -             -     10,555,658       335,980       141,506
                         --------------------------------------  ------------------------------------------

Segment operating
profit  and (loss)             -               -             -    (11,095,107)  (20,362,087)   (2,382,196)
                         --------------------------------------- ------------------------------------------

Segment operating
profit and (loss)
after tax                      -               -             -    (11,095,107)  (20,362,087)   (2,382,196)
                         ---------------------------------------   ----------------------------------------

Segment Assets                 -     (11,647,975)  (22,823,903)     7,579,445    13,247,886    24,688,249

The major products and services from which the above segments derive revenue are: Investments from financing and corporate overhead activities, Mining and Exploration from oil and gas.

                        CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

19.Financial Reporting by Segments (cont.)

(b)Geographical Segments                       Indonesia                        Australia
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,506
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)      (11,545,307)   (3,715,637)     (171,019)       450,200   (24,484,142)   (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)
after tax              (11,545,307)   (3,715,637)     (171,019)        450,200   (24,484,142)  (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment Assets           7,579,445     11,485,351    20,166,637      7,442,800    12,981,824    5,577,919


(b)Geographical Segments                       Eliminations                        Consolidated
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,506
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)              -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)
after tax                      -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment Assets         7,442,800     (11,219,289)   (1,056,307)     7,579,445    13,247,886    24,688,249

20.      Particulars Relating to Controlled Entities

                                                                                       Ownership interest
Parent Entity                                                                  1999         1998
CityView Energy Corporation Limited              Australia   Ordinary          100%          100%

Controlled
CityView Asia Pty  Ltd                           Australia   Ordinary          100%          100%
Western Resources NL (c)                         Australia   Ordinary          100%          100%
Western Sangkimah NL (a)                         Australia   Ordinary          100%          100%
Western Nusantara Energi Pty Ltd (a)             Australia   Ordinary           80%           80%
Western Akar Petroleum Pty Ltd (a)               Australia   Ordinary           90%           90%
Western Madura Pty Ltd (b)                       Australia   Ordinary          100%          100%
Western Simenggaris Petroleum Pty Ltd  (b)       Australia   Ordinary          100%          100%
Western Wisesa Petroleum Pty Ltd (b)             Australia   Ordinary           85%           85%
Copperwell Pty Ltd                               Australia   Ordinary             -          100%
Artane Minerals NL                               Australia   Ordinary             -          100%

(a)  Held by Western Resources NL
(b)  Held by CityView Asia Pty Ltd
(c) Western Resources NL and its controlled entities have ceased operations and CityView intends to have them wound up as soon as practicable.

21.Disposal of Controlled Entities

During the financial year the consolidated entity disposed of its ownership interest in
o Artane  Minerals NL ("Artane")
o Copperwell Pty Ltd ("Copperwell")

The aggregate loss to the consolidated entity was A$1,201,388.

Artane was sold to an unrelated third party-Yule River Mining Pty Ltd,for   A$1.
The carrying value of the Company's interest in Artane of A$275,111 was written off.

Copperwell was sold to an unrelated third party-Triton Resources, for A$1.   The
carrying value of the Company's interest in Copperwell of A$926,277 was written off.

                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                   Consolidated Entity        Parent Entity
                                  31-Dec-99  31-Dec-98     31-Dec-99  31-Dec-98
                                     A$         A$            A$         A$

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

                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                   Consolidated Entity         Parent Entity
                              31-Dec-99 31-Dec-98 31-Dec-97 31-Dec-99 31-Dec-98
                                 A$        A$        A$        A$        A$

23.Notes to Statement of Cash Flow

(a) Reconciliation of cash
For the purpose of the statement
of cash flows, cash includes
cash on hand and in banks and
investments in money market
instruments, net of outstanding
bank overdrafts. Cash at the end
of the financial year as shown
in the statement of cash flows is
reconciled to the related items
in the balance sheet as follows:

Borrowings                         -          -          -     (3,371)         -
Cash                          11,679      1,503  1,882,576          -      1,138
                          --------------------------------  --------------------
                              11,679      1,503  1,882,576     (3,371)     1,138
                          --------------------------------  --------------------

(b) Business acquired
During the financial year
there were no business'
acquired.
(c) Business disposed of
During the financial year,
the consolidated entity
disposed of its 100% interests
in Artane Minerals NL and
Copperwell Pty Ltd
Consideration
Cash                               3    325,786          -          3    325,786
                          --------------------------------  --------------------

Book value of net assets sold
Cash                               -      4,713          -          -          -

Non current receivables (net
of foreign exchange gain)          - 16,590,982          -          - 16,595,695
Non current investments            -  1,056,304          -          -  1,056,304
                          --------------------------------  --------------------
Net assets disposed                - 17,651,999          -          - 17,651,999

Adjustment accumulated
losses already brought
to account                (1,201,391)(3,067,708)         - (1,201,391)         -

Loss on disposal           1,201,388 14,258,505          -  1,201,388 17,326,213
                          --------------------------------  --------------------
                                   3    325,786          -          3    325,786
                          --------------------------------  --------------------

                          CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99       31-Dec-98  31-Dec-97     31-Dec-99       31-Dec-98
                                                                     A$              A$         A $           A$              A$

23.Note to Statement of Cash Flow (cont)

(d) Reconciliation of Operating Profit to Net Cash
Provided by Operating Activities

Operating profit (loss) after income tax                          (11,095,107)    (20,362,087) (2,382,196)(10,505,250)  (24,454,104)

Less non cash operating items:
Depreciation                                                            9,097        (273,678)    290,368       8,252      (273,869)
Mineral exploration expenditure written off                         4,786,387       2,320,800           -           -             -
Contract rights amortization                                                -               -     262,500           -             -
Provision for loss on loan to associated entities                           -               -           -   4,088,760     4,770,017
Income from associates written off                                          -         876,827                       -       876,827
Provision for exchange gain                                                 -               -     310,046           -             -
Profit on the Sale of SC41 Phillipines                                      -               -           -           -             -
Interest expense                                                      973,121         963,553      86,057     973,121       963,553
Loss on disposal of subsidiaries                                    1,201,388      14,258,505           -   1,201,388    17,326,213
Loss on disposal of plant and equipment                                     -          12,002           -           -             -
Loss on sale of investments                                           214,413         689,095           -     169,516       689,095
Unrealized exchange gain                                                    -      (1,585,405)          -           -    (1,585,405)
Issue of shares in lieu of payment to suppliers &
employees                                                             829,872         127,500           -     829,872       127,500
Write off of unidentified assets                                            -          74,981           -           -        74,981
Write back amortized rent                                                   -        (335,937)          -           -      (335,937)
Change in assets and liabilities
(Increase) decrease in:
Deposits/rent payments                                                      -               -    (258,187)          -             -
Receivables                                                           483,331         149,460           -     330,113       256,150
(Decrease) increase in :
Trade creditors and accruals                                          614,903         588,872     (97,398)    906,948       253,221
                                                               ---------------------------------   --------------------------------
Net cash provided (used) by operating activities                   (1,982,595)     (2,495,512) (1,788,810) (1,997,280)   (1,311,758)
                                                               ---------------------------------   --------------------------------

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

26.  Subsequent Events

(a) 19 January 2000, Share Placement to London Partners Australia Pty Ltd to subscribe $3,613,500 for 7,300,000 shares of CityView at a price of $0.495 per share. The funds were received on

(b) 20 January 2000, CityView agreed to acquire by subscription an interest of 10% in the e-commerce company Sands Solutions.com Pty Ltd, an Australian leader in Business to Business (B2B) electronic commerce.

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

(iii)As the Company is in the process of winding down its interests in Indonesia there is potential for contingent liabilities to arise principally wages, taxes,severance payments and rents under non-cancellable lease agreement. The directors have included in the financial statements all such liabilities, however it is possible that additional liabilities may arise which have not been accounted for.After considering the financial position of the subsidiaries, the company has written down its assets as appropriate and raised an additional provision for A$400,000.

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

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION
("US GAAP")

The following summary is not a comprehensive summary of all differences between Australian and United States generally accepted accounting principles, however, other differences are not likely to have a significant effect on the net profit/loss of shareholders' equity of the company.

(a) Joint Venture Accounting

Australian GAAP requires joint venture interests to be included under the proportionate method and details of the assets, liabilities, and contribution to net profit/loss included are shown in Note 24 to the financial statements. These joint ventures allow the company a share of the assets, liabilities, expenditure and output of the joint ventures. It does not give participants a share of any income of the joint venture, as each participant is given the output (for example gold bullion in gold mining joint venture) and will realise this output as part of their own operations. If the cost method as detailed in APB 18 is adopted, income is only recognised to the extent of dividends received and proportionate operating losses are not recognised. As the joint ventures do not have any income, the application of the cost method will result in those assets and liabilities being eliminated and replaced by a single line item called Investment in Joint Venture $A-($US$-) at 31 December 1999 and $A1,491,837 (US$915,855) at 31 December 1998. The would not affect net profit or net equity of the company as the value of the investment would be reduced to the value of the net assets of the joint venture. Consequently no adjustment is required in the reconciliation statements.

(b) Marketable Securities

As stated in Note 1, Investments (or Marketable Securities) are valued at the lower of cost and recoverable amount (often equated to market value). Any such write-down is adjusted through the profit and loss account. For US GAAP purposes, securities are separated into portfolios of "Trading", "Available for Sale" and "Held to Maturity". The amounts recorded as current investments represent which would be classified as "Available for Sale" under US GAAP. Available for Sale" under US GAAP. Available for Sale are accounted for at market value, with movements adjusted through shareholders' equity. An "other than temporary" decline in the market value of investments has been recognised as impairments and recorded in the profit and loss account. Realised profits and losses are reversed and adjusted to the profit and loss account.

(c) Investments in Associated Companies

As stated in Note 1, investments in associated companies are recorded at cost with additional equity accounting information begin disclosed by way of note. US GAAP requires investments in associated companies to be accounted for using the equity method of accounting. Adjustment in the value of the investment are recorded in the profit and loss account. In accordance with US GAAP, an adjustment in the value of the investment and advances to the associated entity has been made in accordance with the equity method of accounting. Medical Development Finance Limited ("MDFL") has significant accumulated losses as at 31 December 1998, and the value of the investment and advances had been written down in accordance with the equity method of accounting to reflect those losses.

(d) Capitalised Exploration Expenditure

There are no major differences between accounting for Capitalised Exploration Expenditure under Australian and US GAAP. However, where adjustments for other reconciling items result in permanent difference, appropriate adjustment has been made.

(e) Income tax

There are no major differences between accounting for income tax under Australian and US GAAP. However, where adjustments for other reconciling items result in a permanent difference, appropriate adjustment has been made.

(f) SFAS 121: Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of

This pronouncement is similar to an Australian Corporations Law requirement that requires directors to review the carrying value of all non-current assets annually, determine if they are being recorded at greater than their recoverable amount, and if so, write-down the value of the asset to its recoverable amount of disclose information to prevent the accounts from being misleading.

(g) Principles of Consolidation

As indicated in Note 1(b) to the financial statements, Australian GAAP requires consolidation of controlled entities. In accordance with Australian GAAP, control exists where an entity has the "capacity to dominate the decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires than an entity must control another entity usually as indicated by its ownership interests. This difference in accounting policies has been recognised, however, no adjustment has been made based on the information disclosed in Note 17 to the financial statements. This note discloses the ownership interest of CityView in each of the entities its controls for Australian GAAP purposes. As the ownership interest is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.

(h) As indicated in Note 1(c) to the financial statements, the company's accounting policy in respect of amortisation of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortisation to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 1998 and 31 December 1999 and therefore no reconciliation adjustment is required.

(i) New Accounting Standards

The effect of the application of the following recent pronouncements is considered below. Their application will not have a material effect on the Australian/US GAAP reconciliations detailed in this note.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal quarters beginning June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts for hedging activities. It requires that an entity recognise all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement amends SFAS No. 52 - "Foreign Currency Translation", and supersedes SFAS No. 80 - "Accounting for Future Contracts", No. 105 - "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk", No. 107 - "Disclosure about Fair Value of Financial Instruments". The Company adopted SFAS No. 133 in fiscal 2000. As the Company has no derivative instruments no reconciliation adjustment is required.

(j) Employee Stock Purchase Plan

The Company has one stock-based compensation plan.The Company applies Australian GAAP and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan.Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                31-Dec-99  31-Dec-99    31-Dec-98    31-Dec-97
                                   US$        A$           A$           A$

Net Profit(Loss) after
Income Tax attributable
to members of the parent
company    - As reported     (7,133,044)  (11,095,107) (20,362,087) (2,382,196)
           - Pro forma       (7,223,050)  (11,235,107) (20,362,087) (2,382,196)

Basic earnings per share
           - As reported           (.45)        (0.70)       (1.53)       00.0
           - Pro forma             (.45)        (0.71)       (1.53)       00.0

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 1999: no dividends will be paid, expected volatility of 50.0% risk-free interest rate of 5% and expected lives of 1 year.


Reconciliation Adjustments

The  following  reconciliations  show  the  effect  on  net  profit/loss for the
financial  periods  ended  December 31, 1997   using   the   US  GAAP  basis  of
accounting for the matters outlined in items (a) to (i) above.


                                  Note    31-Dec-99        31-Dec-99      31-Dec-98      31-Dec-97
                                             US$              A$             A$             A$


Reconciliation adjustments:
Net income after tax in accordance
    with Australian GAAP                 (7,133,044)      (11,095,107)    (20,362,087)   (2,382,196)

   Loss on marketable securities  (b)      (672,345)        1,045,800        (364,461)     (681,339)

   Adjustment to amortize
   goodwill on acquisition
   (capitalized in accordance
   with US GAAP) over a period
   of four years from the date
   of acquisition                 (f)                                                      (132,392)
                                       ------------------------------------------------------------------
Net income after tax in
accordance with US GAAP                   7,805,389       (10,049,307)    (20,726,548)   (3,195,927)
                                       ==================================================================
Earnings (loss) per share
from Continuing Operations
in accordance with US GAAP                     (.49)             (.63)          (1.56)         (.28)
(in cents)


There were no reconcilitation adjustments between Australian and US GAAP on shareholders equity as of December 31, 1999 and 1998.