Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-10-11
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F/A-2

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

         With respect to the Company's disposal of certain gold interests during calendar year 1999, reference is herewith made to GOLD - Raeside Joint Venture and Duketon Prospect wherein it is indicated that in consideration for the discharge of certain liabilities aggregating US$54,459 the Company sold its subsidiary and interest in the Raeside Joint Venture in November 1999 to an unaffiliated third party and sold its subsidiary and interest in Duketon
Prospect in December 1999 to an unaffiliated third party for nominal consideration. CityView no longer holds any gold interests.

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

         There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is done and an economic and feasibility study based upon such work is conducted. The Company also owned certain gold interests which have been disposed of during 1999 and as aforesaid no longer holds any gold interests.

         The Sands Solution.com Pty Ltd Agreement

         CityView agreed, on January 20, 2000, to acquire at an agreed to and fixed cost of AUS$5,000,000 a 10% stockholder interest in Sands Solutions.com Pty Ltd ("Sandssol") directly from Sandssol with certain pre-emptive rights to acquire a further interest in Sandssol. In the event that CityView pays less than the aforesaid AUS$5,000,000, it will receive a (lesser) proportionate number of shares, i.e., AUS$2,500,000 would result in the acquisition of a 5% interest. The agreement was negotiated on an arms-length basis between those officers of each corporation who did not have any overlapping interest in the other corporation (as hereinafter indicated). CityView anticipates that payment for such 10% acquisition will be accomplished through utilization of funds heretofore received and further funds expected to be received from private placements of CityView's shares with otherwise unaffiliated third parties. In that respect, in January 2000, 7,300,000 CityView shares were issued to private placement participants for proceeds of AUS$3,613,500 with such shares (once issued) then representing approximately 20% of all outstanding CityView shares, currently (as of October 5, 2000) representing approximately 16%% of the 45,082,016 outstanding CityView shares and with no one participant (or group of participants acting in concert) being or becoming a principal stockholder of CityView.

         At CityView's Annual General Meeting held on May 31, 2000, its stockholders approved the issuance of up to 8,000,000 additional shares at AUS$1.45 per share. CityView has received non-binding indications for purchase of such shares contingent upon its being listed for trading on the Electronic Over-the-Counter Bulletin Board ("OTCBB") (as hereinafter indicated). Accordingly, such private placement would, in all likelihood, have been concluded (at least in part if not entirely) if not for the fact that the purchasers will not conclude the private placement until such time as CityView's ordinary shares are trading on the OTCBB. The OTCBB listing cannot be accomplished until such time as this Form 20-F, in its final version, responds satisfactorily to any and all outstanding SEC comments. Once that is accomplished CityView and the unaffiliated third parties participating in the private placement intend to expeditiously conclude such transaction with CityView, immediately thereafter, moving expeditiously to conclude its above referenced agreement with Sandssol (through utilization of a portion of the private placement funds). As aforesaid, there is no binding agreement for the purchase of such 8,000,000 shares although management of the Company believes that more than a sufficient number of shares will be sold so as to fully complete its AUS$5,000,000 acquisition price for 10% of Sandssol. Assuming, although no assurance can be given, that the entire 8,000,000 share private placement is concluded, proceeds therefrom would amount to approximately AUS$11,600,000 which, when utilized with all or a significant portion of the AUS$3,613,500 raised in the January 2000 private placement would give the Company more than sufficient funds to conclude the Sandssol transaction. If insufficient funds are available to conclude the transaction in its entirety, the Company will nevertheless purchase a proportionate lesser interest in Sandssol with such funds as are available therefore. Other than as set forth herein, the Company does not have any other current means (or current intentions to pursue alternative means) to conclude the Sandssol transaction. In contemplation of conclusion of the proposed acquisition CityView's Chief Executive Officer already serves as a member of Sandssol's Board of Directors. See also Item 9 herein with respect to CityView's right to appoint an additional otherwise independent director to Sandssol's Board.

         As aforesaid, the January 2000 agreement to acquire a 10% interest in Sandssol was negotiated between those officers and/or directors of each entity who did not hold any positions in the other entity so as to avoid any potential conflict of interest. This manner of proceeding was necessitated by virtue of the fact that a family trust of CityView's CEO owns fifty percent of Sands and McDougall (the parent of Sandssol) and one-third of Sandssol. Additionally, CityView's Chief Executive Officer, Peter Mark Smyth, is a director of both Sands and McDougall and Sandssol. Accordingly, those persons representing CityView in negotiations with Sandssol were Peter John Augustin Remta and to a lesser degree Leslie Robert Maurice Friday while Sandssol was primarily represented by Paul William Keogh, a Sandssol director. The initial idea for such acquisition resulted from substantial negotiations between London Partners Australia Pty Ltd ("London") and Sands and McDougall personnel (with CityView participation). The relationship between London and CityView is a business relationship whereby London assists CityView in its private placements in its capacity as a licensed securities dealer that assists in raising funds for various corporations in the normal course of its business while also providing corporate consulting advice. London is otherwise unaffiliated with either CityView or Sandssol.

         The pre-emptive rights (referred to above) which will accrue to CityView assuming consummation of the contemplated initial 10% acquisition refer to Sandssol's offer and CityView's acceptance (contingent upon fund availability) to acquire a further 30% interest in Sandssol for AUS$15,000,000. Exercise of such pre-emptive rights will require completion of the entire proposed 8,000,000 share financing and the subsequent raising of additional funds therefore. No assurance can be given that the raising of the necessary funds can be accomplished in its entirety if at all. As with terms of the initial 10% acquisition, the raising of less than AUS$15,000,000 to acquire a further 30% interest will permit CityView to acquire a proportionate lesser interest. The acquisition by CityView of any additional interest in Sandssol above the initial interest of 10% requires that a Prospectus be filed by CityView with the Australian Stock Exchange in accordance with requirements of Australian Securities and Investments Commission due to the extent of potential percentage interest which it may acquire in Sandssol. While the filing of such Prospectus does not generate comments, it does require accuracy of all material information so as to avoid director's personal liability for material misstatements. Accordingly, a substantial due diligence process will be undertaken by CityView's two independent directors (Messrs. Remta and Friday) prior to filing such Prospectus and acquisition of the additional interest in Sandssol and such due diligence process will include an overall evaluation of Sandssol.

         The proposed investment in Sandssol is intended as an expansion of CityView business and not as a change of business operations, as CityView remains actively engaged in energy operations as indicated hereinafter.

         Sandssol is the IT subsidiary of Sands & McDougall, an Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and is engaged in B2B e-commerce through Sandssol in Australia. Sandssol was established in 1994 as the in-house IT arm of Sands & McDougall in Western Australia. In order to secure a competitive edge in the Western Australian marketplace, Sandssol developed a series of integrated electronic trading solutions. These strategies lowered customers' overhead costs of acquiring and possessing office product consumables. Sandssol suite of integrated multi vendor, B2B e-procurement solutions are being used by customers across a diverse range of industries and its goal is to provide business to business e-commerce applications that can be integrated to existing legacy financial accounting systems. The significance of Sandssol is that City View believes that it has a well established client base and proven products which are easy to use and capable of being integrated, as aforesaid, into existing financial accounting systems.

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

THE COMPANY'S TWO PRODUCT SHARING CONTRACTS ("PSC's") WITH PERTAMINA

MADURA BLOCK
Onshore Madura Island

         On January 28, 1997 the President Director of Pertamina awarded the Madura Block to CityView and signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km(2) Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years. CityView was not required to make any cash payments for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award of the Madura Block.

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

         Approval was given at the Company's General Meeting held on December 30 1999 for the Company to allot a 75% interest in Western Simenggaris to Medco in consideration of Medco carrying out and paying for the whole of the 2000 and 2001 work programs for development and bringing into production of fields. The agreement was signed between CityView and Medco on January 25, 2000. Accordingly, the Company's interest in Western Simenggaris Petroleum Pty Ltd was reduced from 100% to 25%. In accordance with the above, Medco has submitted to Pertamina for approval a Year 2000 budget of US$4,629,000 for the drilling of one well on the Pidawan prospect at Simenggaris in the third quarter. Commencing 2002 and onwards, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated. CityView was not required to make any cash payment for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award fo the Simenggaris Block.

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
Western Australia

Lutfi Heyder                   --      Chief Executive of Western         *
Selatan 1X/2                           Resources N.L.
Kemang Jakarta
Indonesia

All officers and directors
as a group (4 persons)                                                    *
------------------------------
* Represents less than 1%

Malaysia Mining Corporation
Corporation Berhad.
32nd Floor, Menara PNB
201A Jalan Tung Razak
Kuala Lumpur 50400 Malaysia  8,616,188                                 19.11%(1)

Based on 45,082,016 shares outstanding as of October 5, 2000. (1)

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

ITEM 8.  SELECTED FINANCIAL DATA

Selected Consolidated Financial Data
         The selected historical data presented below has been derived from the financial statements of the Company, which have been examined solely by Deloitte Touche Tohmatsu, Chartered Accountants, in their report included elsewhere herein for the years ended December 31, 1999, 1998, 1997 and 1996 and the six months ended December 31, 1996 and by Grant Thornton, Chartered Accountants, and Deloitte Touche Tohmatsu, Chartered Accountants, for the Company's subsidiary, Western Resources NL, for the financial periods ended June 30, 1995 and 1996.

         The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

         The following table summarizes certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during each of the financial periods ended June 30, 1995, 1996, and December 31, 1996,1997,1998 and 1999. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. Please refer to Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulate Deficit Data:

                                              Year Ended    Year Ended      Six months     Year Ended     Year Ended    Year Ended
                                                June 30      June 30        December 31    December 31    December 31   December 31
                                                  1995         1996           1996            1997           1998          1999
                                             ------------  ------------ ---------------- --------------- ------------  -----------

Amounts in Accordance with Australian GAAP           A$         A$              A$             A$             A$            A$

Income Statement Data:
Operating revenues                                     0            0               0              0              0             0
Loss from continuing
 Operations  [1]                                (269,792)  (3,182,272)     (2,065,874)    (2,382,196)   (20,362,087)  (11,095,107)
Loss from continuing
Per Ordinary share                                 (0.15)       (1.40)          (0.38)         (0.21)         (1.53)        (0.70)
(dollars) [2]

Balance Sheet Data:
Total assets                                   3,012,624    4,468,564      15,635,535     24,688,249     13,247,886     7,579,445


Amounts in Accordance with US GAAP

Income Statement Data:
Operating revenues                                     0            0               0              0              0             0
Loss from continuing
 Operations  [1]                              (1,021,258)  (1,692,541)     (4,781,265)   (19,838,676)   (14,456,533)   (8,044,325)
Loss from continuing
Operations Per Ordinary                            (0.55)       (0.74)          (0.87)         (1.74)         (1.08)        (0.51)
share (dollars) [2]

Balance Sheet Data:
Total assets                                   2,001,334    4,464,220      12,680,460      5,279,026      2,018,699     7,579,445


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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The current financial period is for the twelve months ended December 31, 1999. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals (Australian
GAAP) which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 1999, 1998 and 1997 are disclosed in footnote 30 to the financial statements contained herein.

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


Sandssol is the IT subsidiary of Sands & McDougall, and has been an Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and is engaged in B2B e-commerce in Australia. The significance of Sandssol is that it has a well established client base and proven products which are easy to use and capable of being integrated into existing financial accounting systems.

CityView's role is as an investor and CityView will have representation on the Sandssol Board in that CityView's CEO services on such Board. While CityView currently does not have the right to appoint an additional director to Sandssol's Board such right, to appoint a single additional director, will commence if and when CityView acquires 10% interest in Sandssol.

CityView will not be responsible for the normal day to day running costs associated with Sandssol. The only payment CityView will make in acquiring Sandssol is the injection of funds relating to the acquisition.

Results of Operations
         The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 1999 , 1998 and 1997 are disclosed in footnote 30 to the financial statements contained herein.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

         The Company's gross revenues for the year ended December 31, 1999 were A$ 180,097 as compared to A$335,980 for the year ended December 31, 1998.

         There was no operating revenue from operations in Indonesia for both the year ended December 31, 1999 and December 31, 1998.

         The Company incurred an operating loss before tax of A$11,095,107 in the year ended December 31, 1999 compared to a loss of A$20,362,087 in the year ended December 31, 1998. The decrease in operating loss resulted primarily from the loss on disposal of a subsidiary of A$12,673,100 in 1998 offset by an increase of write-off of exploration expenditures in 1999 of A$2,465,587.

         The Company disposed of subsidiaries engaged in unprofitable ventures, principally oil and gas exploration projects. All costs incurred by the subsidiaries were written off as incurred.The impact on the Company's future results of operations, financial position and liquidity resulting from the disposal of these subsidiaries will be nil.

        The Company wrote-off exploration costs of A$4,786,387 in 1999 and A$2,320,000 in 1998. These costs related to properties in Indonesia. The Company wrote off these costs because these areas were determined to be non-economic because the production costs would exceed any expected revenues.

Year Ended December 31, 1998 compared to Year Ended December 31, 1997.

         The Company's gross revenues for the year ended December 31, 1998 were A$335,980 as compared to A$141,236 for the year ended December 31, 1997.

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

Officers and Directors
         The Officers and Directors of the Company are as follows:
Name                             Age               Position

Peter Mark Smyth                 60                Chief Executive
                                                   Officer and Director
Peter John Augustin Remta        59                Director and member  of Audit
                                                   Committee
Leslie Robert Friday             62                Director  and member of Audit
                                                   Committee
Warren Baillie                   28                Secretary  / Chief  Financial
                                                   Officer/General Counsel

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

PERTH, WESTERN AUSTRALIA
October 5, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At Perth, Western Australia, October 5, 2000.

CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia
October 5, 2000

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

Our audit has been conducted in accordance with Australian Auditing Standards and United States Generally Accepted Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.
The audit opinion expressed in this report has been formed on the above basis.

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

The financial statements for the year ended December 31, 1999 have been restated (See note 29).

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

                       CITYVIEW ENERGY CORPORATION LIMITED

                            Profit and Loss Statement
                  For the Financial Year Ended 31 December 1999


                                                                  Consolidated Entity                           Parent Entity
                                                       31-Dec-99    31-Dec-98       31-Dec-97              31-Dec-99      31-Dec-98
                                                NOTE      A$             A$             A$                     A$            A$
                                                      (Restated)

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
                                                  ==============================================       =============================



                   Notes to and forming part of the financial statements are included on pages 13 to 30.

                       CITYVIEW ENERGY CORPORATION LIMITED

                      Balance Sheet as at 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                       NOTE           A$               A$                 A$              A$
                                                                  (Restated)
CURRENT ASSETS
Cash                                                                     11,679           1,503                  -           1,138
Receivables                                              7                4,115         487,446                  -         330,113
Investments                                              8                    -           9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                     15,794         498,947                  -         341,249
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                              9                    -               -          7,563,651      11,219,189
Investments                                             10                    -         382,804                 10         339,418
Property, plant and equipment                           11                    -          16,097                  -           8,252
Acquisition, exploration and development                12            7,563,651      11,350,038                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,563,651      11,748,939          7,563,661      11,566,859
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          7,579,445      13,247,886          7,563,661      11,908,108
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Accounts payable                                        13            1,419,561         804,658          1,310,169         403,221
Borrowings                                              14              668,610      15,246,438            671,981      15,209,869
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                             2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------

TOTAL LIABILITIES                                                     2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------
NET  ASSETS/(LIABILITIES)                                             5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================

SHAREHOLDERS' EQUITY
Share capital                                           15           44,890,476      25,219,584         44,890,476      25,219,584
Reserves                                                16                    -         281,286                  -               -
Accumulated losses                                                  (39,399,202)    (28,304,095)       (39,429,816)    (28,924,566)
                                                               ---------------------------------   --------------------------------
Shareholders' equity attributable to the
members of the parent entity                                          5,491,274      (2,803,225)         5,460,660      (3,704,982)
Outside equity interest in a controlled entity          17                    -              15                  -               -

                                                               ---------------------------------   --------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                  5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================


                   Notes to and forming part of the financial statements are included on pages 13 to 30.

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





                   Notes to and forming part of the financial statements are included on pages 13 to 30.

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

     (l) Sale of Western Resources NL

     The financial statements for the year ended 31 December 1998 included the effects of the sale for a note of A$325,786 made as of 18 December 1998 of the Company's 100% interest in Western Resources NL and its subsidiaries. The aggregate loss recorded as at 31 December 1998 of this transaction to the consolidated entity was A$12,673,100. During the year ended December 31 1999 the Company wrote off the note of A$325,786 due to uncollectibility.

                                                                        Consolidated Entity                       Parent Entity
                                                               31-Dec-99      31-Dec-98     31-Dec-97         31-Dec-99   31-Dec-98
                                                                  A$             A$            A$                A$          A$
                                                              (Restated)
2.Operating Profit (Loss)
The operating profit/loss before income tax
includes the following items of revenue
and expense:
Proceeds from the sale of non current investment                       3        325,786         -                     3     325,786
Revenue - Operating
Sales                                                               -               -           -                  -            -
Interest - other entities                                            205         10,194      122,650                205       10,041
Sale of shares                                                      -               -         14,586               -            -
Proceeds on Sale of Investments                                  179,889            -           -               179,889         -
Other income                                                        -               -          4,000               -            -
                                                            ------------------------------------------------------------------------
 Total Revenue                                                   180,097        335,980      141,236            180,097      335,827

                      CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


Expenses
Selling, General and Administrative                               4,305,211       3,727,582   1,562,459     4,413,816     2,543,225
Depreciation                                                          9,097           8,446     290,368         8,252         8,252
Provision for doubtful debts in respect of amounts
receivable from controlled entities                                       -               -           -     4,088,760     4,770,017
Interest expense                                                    973,121         963,553      86,057       973,121       963,553
Loss on disposal of property, plant and equipment                         -          12,002      12,002             -             -
Write off unidentified assets                                             -          74,981           -             -        74,981
Loss on disposal of subsidiary                                    1,201,388      12,673,100           -     1,201,388    15,740,808
Provision for diminution of investment                                    -         689,095           -            10       689,095
Foreign currency translation losses                                       -         228,508     310,046             -             -
Write off exploration expenditure                                 4,786,387       2,320,800           -             -             -
Amortization of contract rights                                           -               -     262,500             -             -
                                                               ---------------------------------------------------------------------
Total expenses                                                   11,275,204      20,698,067     960,973    10,685,347    24,789,931
                                                               ---------------------------------------------------------------------
Net Income (Loss)                                               (11,095,107)    (20,362,087) (2,382,196)  (10,505,250)   24,454,104
                                                               ====================================================================

3.Income Tax
(a)The prima facie income tax benefit on pre-tax accounting profit reconciles to the income tax benefit in the financial statements as follows:

Operating Profit / (loss)                                        (11,095,107)    (20,362,087)  (2,382,196)(10,505,250)  (24,454,104)
Income tax expense/(benefit) calculated at 36% of
operating profit                                                  (3,994,239)     (7,330,351)    (857,591)  3,781,890    (8,803,477)
Permanent differences                                                     -                -            -           -             -
Tax loss now brought to account                                           -                -            -  (3,781,890)            -
Timing differences and tax losses not brought to
account as future income tax benefits                              3,994,239       7,330,351      857,591           -     8,803,477
                                                               ---------------------------------------------------------------------
Income tax expense                                                        -                -            -           -             -
                                                               ---------------------------------------------------------------------
(b) Future income tax benefits not brought to
account as assets : 30% (1998: 36%)                               8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
                                                               ---------------------------------------------------------------------
                                                                  8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
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

                                                                          Consolidated Entity                   Parent Entity
                                                                  31-Dec-99     31-Dec-98   31-Dec-97      31-Dec-99       31-Dec-98
                                                                    A$              A$         A$             A$              A$
6.Remuneration of Auditors
Amounts  received,  or due and  receivable  from the
company and any related organisation for:
Auditing the financial statements                                   25,000         20,000    22,303         25,000          20,000
Other Services                                                      20,000              -         -         20,000               -
                                                             ---------------------------------------      --------------------------
                                                                    45,000         20,000    22,303         45,000          20,000
                                                             ---------------------------------------      --------------------------

7.Current Receivables
Prepayments and deposits                                                 -        132,845         -               -               -
Deposits with the Department of Minerals
and Energy                                                               -          7,833         -               -               -
Other debtors                                                        4,115        346,768         -               -         330,113
                                                               -------------------------------------      --------------------------
                                                                     4,115        487,446                         -         330,113
                                                               -------------------------------------      --------------------------

Prepayments and deposits comprise deposits to vendors for oil field evaluation and development and payments to the Indonesian state owned oil and gas organization Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina") which cover expenditure on production facilities to be incurred by Pertamina at the company's request.

8.Current Investments

At cost:
Shares and options                                                       -           10,498                  -          10,498
Less provision for diminution                                            -             (500)                 -            (500)
Associated corporations                                                  -           36,000                  -          36,000
Less provision for loss                                                  -          (36,000)                 -         (36,000)
                                                               ---------------------------------   --------------------------------
                                                                         -            9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
9.Non Current Receivables

Loans to controlled entities                                             -                -          7,563,651      15,989,206
Less provision for loss                                                  -                -                  -     (4,770,017)
                                                               ---------------------------------   --------------------------------
                                                                         -                -          7,563,651      11,219,189
                                                               ---------------------------------   --------------------------------

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


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                    31-Dec-99        31-Dec-98            31-Dec-99       31-Dec-98
                                                                       A$               A$                   A$              A$
12.Acquisition, Exploration and Development

Exploration and development expenditure
Costs carried forward in respect of areas of
interest in:
Gold and mineral exploration and development
 - at Director's valuation 31 December 1998                                  -        1,000,000                  -               -
Oil field acquisition, exploration and development
 - at cost                                                                   -       11,350,038                  -               -
 - at directors valuation at 31 December 1999                        7,563,651                -
                                                               ---------------------------------   --------------------------------
                                                                     7,563,651       11,350,038                  -               -
                                                               ---------------------------------   --------------------------------

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


                         CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                                      A$               A$                  A$              A$
17.Outside Equity Interests
Ordinary share capital held by outside equity
interest                                                                     -               15          -               -
                                                               ---------------------------------   --------------------------------
Total outside equity interests in controlled                                 -               15          -               -
entities
                                                               ---------------------------------   --------------------------------
                                                                             -               15          -               -
                                                               ---------------------------------   --------------------------------


                                                                      1999                1998                 1997
                                                                   (Restated)
18.Earning per share                                             Cents per Share    Cents per Share       Cents per Share
Basic earnings  per share                                            A$(.70)            A$(1.53)             A$(.21)

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

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                   Consolidated Entity         Parent Entity
                              31-Dec-99 31-Dec-98 31-Dec-97 31-Dec-99 31-Dec-98
                                 A$        A$        A$        A$        A$

23.Notes to Statement of Cash Flow

(a) Reconciliation of cash
For the purpose of the statement
of cash flows, cash includes
cash on hand and in banks and
investments in money market
instruments, net of outstanding
bank overdrafts. Cash at the end
of the financial year as shown
in the statement of cash flows is
reconciled to the related items
in the balance sheet as follows:

Borrowings                         -          -          -     (3,371)         -
Cash                          11,679      1,503  1,882,576          -      1,138
                          --------------------------------  --------------------
                              11,679      1,503  1,882,576     (3,371)     1,138
                          --------------------------------  --------------------

(b) Business acquired
During the financial year
there were no business'
acquired.
(c) Business disposed of
During the financial year,
the consolidated entity
disposed of its 100% interests
in Artane Minerals NL and
Copperwell Pty Ltd
Consideration
Cash                               3    325,786          -          3    325,786
                          --------------------------------  --------------------

Book value of net assets sold
Cash                               -      4,713          -          -          -

Non current receivables (net
of foreign exchange gain)          - 15,005,577          -          - 15,010,290
Non current investments            -  1,056,304          -          -  1,056,304
                          --------------------------------  --------------------
Net assets disposed                - 16,066,594          -          - 16,066,594

Adjustment accumulated
losses already brought
to account                (1,201,391)(3,067,708)         - (1,201,391)         -

Loss on disposal           1,201,388 12,673,100          -  1,201,388 15,740,808
                          --------------------------------  --------------------
                                   3    325,786          -          3    325,786
                          --------------------------------  --------------------

                          CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99       31-Dec-98  31-Dec-97     31-Dec-99       31-Dec-98
                                                                     A$              A$         A $           A$              A$
                                                                  (Restated)
23.Note to Statement of Cash Flow (cont)

(d) Reconciliation of Operating Profit to Net Cash
Provided by Operating Activities

Operating profit (loss) after income tax                          (11,095,107)    (20,362,087) (2,382,196)(10,505,250)  (24,454,104)

Less non cash operating items:
Depreciation                                                            9,097        (273,678)    290,368       8,252      (273,869)
Mineral exploration expenditure written off                         4,786,387       2,320,800           -           -             -
Contract rights amortization                                                -               -     262,500           -             -
Provision for loss on loan to associated entities                           -               -           -   4,088,760     4,770,017
Provision for exchange gain                                                 -               -     310,046           -             -
Interest expense                                                      973,121         963,553      86,057     973,121       963,553
Loss on disposal of subsidiaries                                    1,201,388      12,673,100           -   1,201,388    15,740,808
Loss on disposal of plant and equipment                                     -          12,002           -           -             -
Loss on sale of investments                                           214,413         689,095           -     169,516       689,095
Issue of shares in lieu of payment to suppliers &
employees                                                             829,872         127,500           -     829,872       127,500
Write off of unidentified assets                                            -          74,981           -           -        74,981
Write back amortized rent                                                   -        (335,937)          -           -      (335,937)
Change in assets and liabilities
(Increase) decrease in:
Deposits/rent payments                                                      -               -    (258,187)          -             -
Receivables                                                           483,331         149,460           -     330,113       256,150
(Decrease) increase in :
Trade creditors and accruals                                          614,903       1,465,699     (97,398)    906,948     1,130,048
                                                               ---------------------------------------------------------------------
Net cash provided (used) by operating activities                   (1,982,595)     (2,495,512) (1,788,810) (1,997,280)   (1,311,758)
                                                               ---------------------------------------------------------------------

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

26.  Subsequent Events

(a) 19 January 2000, Share Placement to London Partners Australia Pty Ltd to subscribe $3,613,500 for 7,300,000 shares of CityView at a price of $0.495 per share. The funds were received on January 19, 2000.

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

(b) Interest Rate Risk

                                                                     FIXED INTEREST
                                 Average      Variable      Less than   1 to 5     More than    Non-Interest        Total
                                Interest      Interest       1 Year     Years       5 years        Bearing
            1999                 rate %      rate $'000       $'000      $'000       $'000          $'000           $'000
Financial Assets
Cash                                                                                               11,679          11,679
Trade receivables                                                                                   4,115           4,115

Financial Liabilities
Trade payables                                                                                  1,419,561       1,419,561
Shareholder loan
Debentures                         6 %        668,610                                                             668,610
Other Borrowings

                                                                     FIXED INTEREST
                                 Average      Variable      Less than   1 to 5     More than    Non-Interest        Total
                                Interest      Interest       1 Year     Years       5 years        Bearing
            1998                 rate %      rate $'000       $'000      $'000       $'000          $'000           $'000
Financial Assets
Cash                                                                                                1,503           1,503
Trade receivables                                                                                 487,446         487,446

Financial Liabilities
Trade payables                                                                                    804,658         804,658
Shareholder loan
Debentures                         6 %       1,687,132                                                          1,687,132
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

29.Financial Statement Restatement

The accompanying financial statements for the year ended December 31, 1999 have been restated to properly record the debt settlement with MMC as a capital transaction.

The effect of such restatement on the Company's financial statements is as follows:

                                      As                                  As
                                   Reported       Adjustment           Restated
                                      A$              A$                  A$
                                 -----------    --------------     -------------
Profit & Loss Statment
Net Loss                          (539,657)      (10,555,450)       (11,095,107)
Net Loss per common share             (.03)             (.67)              (.70)

30.UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION
   ("US GAAP")

The following is a summary of all material differences between Australian and United States generally accepted accounting principles.

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

(d) Capitalised Exploration Expenditure

As stated in Note 1 to the financial statements, exploration expenditure incurred by CityView, directly or through it's joint venture interest, are capitalised as incurred to the extent the expenditure is expected to be recouped through the sale of successful development of the area, or where the activities have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. US GAAP requirements indicate that these costs are generally written-off as incurred, or until economically recoverable reserves are identified.

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


Reconciliation Adjustments

The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 1999, 1998 and 1997 using the US GAAP basis of accounting for the matters outlined in items (a) to (i) above.


                                  Note    31-Dec-99        31-Dec-99      31-Dec-98      31-Dec-97
                                             US$              A$             A$             A$


Reconciliation adjustments:
Net income after tax in accordance
    with Australian GAAP                 (7,133,044)      (11,095,107)   (20,362,087)   (2,382,196)

Reconciliation adjustments        (d)     3,078,062         4,786,387     (6,016,979)  (15,674,084)

   Transfer realized temporary
   share portfolio losses from
   shareholder's equity (reserve) (b)    (1,116,145)       (1,735,605)             -             -

   Exploration expenditure
   written-off re prior period                    -                 -     11,922,533             -

   Adjustment to amortize
   goodwill on acquisition
   (capitalized in accordance
   with US GAAP) over a period
   of four years from the date
   of acquisition                 (f)              -                -               -      (132,392)

   Stock based compensation cost  (j)              -                -               -    (1,650,000)
                                       ------------------------------------------------------------------
Net income after tax in
accordance with US GAAP                   (5,171,127)      (8,044,325)    (14,456,533)  (19,838,676)
                                       ==================================================================
Earnings (loss) per share
from Continuing Operations
in accordance with US GAAP                     (.30)             (.50)          (1.08)        (1.59)
(in cents)


The  following  reconciliations  show the effect on shareholder's equity for the
financial periods ended  December 31, 1999, 1998 and 1997 using   the   US  GAAP
basis  of accounting for the matters outlined in items (a) to (i) above.


                                  Note    31-Dec-99        31-Dec-99      31-Dec-98      31-Dec-97
                                             US$              A$             A$             A$


Reconciliation adjustments:
Shareholder's equity attributable
    to member of the chief entity        3,531,366          5,491,274     (2,803,225)    16,150,050

Reconciliation adjustments

   Transfer unrealized temporary
   share portfolio losses to
   shareholder's equity (reserve) (b)            -                  -              -       (581,518)

   Exploration expenditure
   written-off as incurred
    -retained profits adjustment  (d)   (4,786,367)        (7,442,800)    (5,930,922)    (2,179,371)
    -current year adjustment      (d)                               -     (6,016,979)   (15,674,084)

   Revaluation increment of
   exploration tenements
   written-off in accordance with
   US GAAP                        (d)             -                 -       (281,286)    (1,431,100)

   Adjustment to loss on disposal
   of joint venture interests as
   exploration expenditure
   written-off as incurred        (d)             -                 -              -        203,092

   Adjustment to bring goodwill on
   acquisition to account that had
   been written-off for Australian
   GAAP purposes                  (f)             -                 -              -        529,583

   Adjustment to amortize
   goodwill on acquisition
   (capitalized in accordance
   with US GAAP) over a period
   of four years from the date
   of acquisition                 (f)             -                 -              -       (275,825)
                                       ------------------------------------------------------------------
Total shareholder's equity
in accordance with US GAAP               1,255,001         (1,951,526)   (15,032,412)    (3,259,173)
                                       ==================================================================
