Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-10-31
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F/A-3

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

ITEM 3.  LEGAL PROCEEDINGS.

         The Company is not a party to any litigation and to its knowledge, no action,suit or proceedings against it has been threatened by any person or firm. A claim asserted by Consolidated Securities S.A ("CSSA")for fees of (pound) 78,795.62p (Aus$196,841.42) was settled on September 21, 2000 and in accordance therewith the Company was required to issue and did issue 104,000 of its ordinary shares to CSSA and in additional was required to and has paid, on September 21, 2000, CSSA the sum of US$65,630. As a result thereof a District Court Order dismissing such action was filed on October 12, 2000.

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

Based on 45,082,016 shares outstanding as of October 30, 2000. (1)

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


On behalf of the Directors




Mr P M Smyth
Director

PERTH, WESTERN AUSTRALIA
October 30, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At Perth, Western Australia, October 30, 2000.

CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia
October 30, 2000

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

                           INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CityView Energy Corporation Limited

         We have audited the accompanying consolidated balance sheet of CityView Energy Corporation Limited as of December 31, 1999 and the related consolidated statements of profit and loss, shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, the consolidated financial position of CityView Energy Corporation Limited as of December 31, 1999 and the consolidated results of its profit and loss and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with Australian generally accepted accounting principles.

The financial statements for the year ended December 31, 1999 have been restated (See note 29).


                                                     /s/Feldman Sherb & Co, P.C.
                                                       Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
October 27, 2000

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

     (d) Depreciation

     Depreciation is provided on property, plant and equipment, excluding land and buildings. Depreciation is calculated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The following estimated useful lives are used:

     Plant and equipment            3 years
     Leasehold improvements         5 years

     (e) Investments

     Investments in controlled entities are recorded at cost, less any provision for diminution. Other investments are recorded at cost.

     (f) Accounts Payable

     Trade  payables  and  other  accounts   payable  are  recognised  when  the
     consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

     (g) Borrowings

     Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

     (h) Financial instruments issued by the company

     Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual agreements

     (i) Receivables

     Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

     (j) Recoverable Amount of Non-current Assets

     Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining recoverable amount expected net cash flows have not been discounted.

     (k) Sale of Western Resources NL

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


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                    31-Dec-99        31-Dec-98            31-Dec-99       31-Dec-98
                                                                       A$               A$                   A$              A$
12.Acquisition, Exploration and Development

Exploration and development expenditure
Costs carried forward in respect of areas of
interest in:
Gold and mineral exploration and development
 - at Director's valuation 31 December 1998                                  -        1,000,000                  -               -
Oil field acquisition, exploration and development
 - at cost                                                                   -       10,350,038                  -               -
 - at directors valuation at 31 December 1999                        7,563,651                -
                                                               ---------------------------------   --------------------------------
                                                                     7,563,651       11,350,038                  -               -
                                                               ---------------------------------   --------------------------------

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

                        CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

19.Financial Reporting by Segments (cont.)

(b)Geographical Segments                       Indonesia                        Australia
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,506
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)      (11,545,307)   (3,715,637)     (171,019)       450,200   (24,484,142)   (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)
after tax              (11,545,307)   (3,715,637)     (171,019)        450,200   (24,484,142)  (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment Assets           7,579,445    11,485,351     20,166,637      7,442,800    12,981,824    5,577,919


(b)Geographical Segments                       Eliminations                        Consolidated
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,506
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)              -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)
after tax                      -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment Assets         (7,442,800)   (11,219,289)   (1,056,307)     7,579,445    13,247,886    24,688,249

20.      Particulars Relating to Controlled Entities

                                                                                       Ownership interest
Parent Entity                                                                  1999         1998
CityView Energy Corporation Limited              Australia   Ordinary          100%          100%

Controlled
CityView Asia Pty  Ltd                           Australia   Ordinary          100%          100%
Western Resources NL (c)                         Australia   Ordinary          100%          100%
Western Sangkimah NL (a)                         Australia   Ordinary          100%          100%
Western Nusantara Energi Pty Ltd (a)             Australia   Ordinary           80%           80%
Western Akar Petroleum Pty Ltd (a)               Australia   Ordinary           90%           90%
Western Madura Pty Ltd (b)                       Australia   Ordinary          100%          100%
Western Simenggaris Petroleum Pty Ltd  (b)       Australia   Ordinary          100%          100%
Western Wisesa Petroleum Pty Ltd (b)             Australia   Ordinary           85%           85%
Copperwell Pty Ltd                               Australia   Ordinary             -          100%
Artane Minerals NL                               Australia   Ordinary             -          100%

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
