Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-10-31
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F/A-4

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

October 31, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.



Dated At Perth, Western Australia, October 31, 2000.


CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia

October 31, 2000

                       CITYVIEW ENERGY CORPORATION LIMITED
                                 ACN 009 235 634

           Annual Report For The Financial Year Ended 31 December 1999




                                                                 Page Number

Auditors' Report                                                      8

Profit and Loss Statement                                            10

Balance Sheet                                                        11

Statement of Cash Flows                                              12

Notes to and forming Part of the Financial Statements             13 - 31

                           INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CityView Energy Corporation Limited

        We have audited the accompanying consolidated balance sheets of CityView Energy Corporation Limited as of December 31, 1999 and 1998 and the related consolidated statements of profit and loss, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, the financial statements referred to above present fairly, the consolidated financial position of CityView Energy Corporation Limited as of December 31, 1999 and 1998 and the consolidated results of its profit and loss and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with Australian generally accepted accounting principles.

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
