Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-11-22
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F/A-5

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

         The Sands Solution.com Pty Ltd Agreement

         CityView agreed, on January 20, 2000, to acquire at an agreed to and fixed cost of AUS$5,000,000 a 10% stockholder interest in Sands Solutions.com Pty Ltd ("Sandssol") directly from Sandssol with certain pre-emptive rights to acquire a further interest in Sandssol. In the event that CityView pays less than the agreed to AUS$5,000,000, it will receive a (lesser) proportionate number of shares, i.e., AUS$2,500,000 would result in the acquisition of a 5% interest. The agreement was negotiated on an arms-length basis between those officers of each corporation who did not have any overlapping interest in the other corporation (except as may be indicated in this subsection). CityView anticipates that payment for such 10% acquisition will be accomplished through utilization of funds previously received and further funds expected to be received from private placements of CityView's shares with otherwise unaffiliated third parties. In that respect, in January 2000, 7,300,000 CityView shares were issued to private placement participants for proceeds of AUS$3,613,500 with such shares (once issued) then representing approximately 20% of all outstanding CityView shares, currently (as of October 31, 2000) representing approximately 16% of the 45,082,016 outstanding CityView shares and with no one participant (or group of participants acting in concert) being or becoming a principal stockholder of CityView.

         At CityView's Annual General Meeting held on May 31, 2000, its stockholders approved the issuance of up to 8,000,000 additional shares at AUS$1.45 per share. CityView has received non-binding indications for purchase of such shares contingent upon its being listed for trading on the Electronic Over-the-Counter Bulletin Board ("OTCBB") (as discussed below). Such private placement would, in all likelihood, have been concluded (at least in part if not entirely) if not for the fact that the purchasers will not conclude the private placement until such time as CityView's ordinary shares are trading on the OTCBB. The OTCBB listing cannot be accomplished until such time as this Form 20-F, in its final version, responds satisfactorily to any and all outstanding SEC comments. Once that is accomplished CityView and the unaffiliated third parties participating in the private placement intend to expeditiously conclude such transaction with CityView, then moving expeditiously to conclude its agreement with Sandssol (through utilization of a portion of the private placement funds). There is no binding agreement for the purchase of the 8,000,000 shares authorized for issuance at CityView's last Annual Meeting although management of the Company believes that more than a sufficient number of shares will be sold so as to fully complete its AUS$5,000,000 acquisition price for 10% of Sandssol. Management's belief is based upon London Partners Australia Pty Ltd's ("London") verbal assurances to CityViewas to London's ability to locate a sufficient number of investors so as to sell a sufficient number of shares and (as indicated in the following paragraph) London's prior success in assisting CityView in private placement financings of this nature. Assuming, although no assurance can be given, that the entire 8,000,000 share private placement is concluded, proceeds from the sale of would amount to approximately AUS$11,600,000 which, when utilized with all or a significant portion of the AUS$3,613,500 raised in the January 2000 private placement would give the Company more than sufficient funds to conclude the Sandssol transaction. If insufficient funds are available to conclude the transaction in its entirety, the Company will still nevertheless purchase a proportionate lesser interest in Sandssol with such funds as are available therefore. Other than as set forth herein, the Company does not have any other current means (or current intentions to pursue alternative means) to conclude the Sandssol transaction. In contemplation of conclusion of the proposed acquisition CityView's Chief Executive Officer already serves as a member of Sandssol's Board of Directors. See also Item 9 herein with respect to CityView's right to appoint an additional otherwise independent director to Sandssol's Board.

                                       3A

         The January 2000 agreement to acquire a 10% interest in Sandssol was negotiated between those officers and/or directors of each entity who did not hold any positions in the other entity so as to avoid any potential conflict of interest. This manner of proceeding was necessitated by virtue of the fact that a family trust of CityView's CEO owns fifty percent of Sands and McDougall (the parent of Sandssol) and one-third of Sandssol. The trustee of the Smyth family trust is Salant Nominees Pty Ltd and its two directors are Peter Mark Smyth and his wife Jennifer Lee Smyth. Mr. and Mrs. Smyth control the family trust in their capacity as its sole two directors. Additionally, CityView's Chief Executive Officer, Peter Mark Smyth, is a director of both Sands and McDougall and Sandssol. In an attempt to avoid potential conflicts those persons representing CityView in negotiations with Sandssol were Peter John Augustin Remta and to a lesser degree Leslie Robert Maurice Friday while Sandssol was primarily represented by Paul William Keogh, a Sandssol director. The initial idea for such acquisition resulted from substantial negotiations between London and Sands and McDougall personnel (with London then presenting its proposal to CityView ). Mr. Smyth did not propose CityView's investment in Sandssol. Initially, London proposed such investment in Sandssol to Sandssol and after an extensive discussion between W. Keogh of Sands & McDougall (the parent of Sandssol) and V. Melville of London, London felt that CityView, then being a NASDAQ and Australian Stock Exchange ("ASX") listed company, was a good candidate to propose an acquisition with London feeling that such stock exchange listing(s) would give CityView a better opportunity than a non-public company to raise funds for such acquisition. London then made such suggestion to CityView after it (London) had both initiated, negotiated and orchestrated the proposed transaction. The relationship between London and CityView is a business relationship whereby London assists CityView in its private placements in its capacity as a licensed securities dealer that assists in raising funds for various corporations in the normal course of its business while also providing corporate consulting advice. London is otherwise unaffiliated with either CityView or Sandssol.

         The pre-emptive rights (referred to above) which will accrue to CityView assuming completion of the contemplated initial 10% acquisition refer to Sandssol's offer and CityView's acceptance (contingent upon fund availability) to acquire a further 30% interest in Sandssol for AUS$15,000,000. Exercise of such pre-emptive rights will require completion of the entire proposed 8,000,000 share financing and the later raising of additional funds for such purposes. No assurance can be given that the raising of the necessary funds can be accomplished in its entirety if at all. As with terms of the initial 10% acquisition, the raising of less than AUS$15,000,000 to acquire a further 30% interest will permit CityView to acquire a proportionate lesser interest. The acquisition by CityView of any additional interest in Sandssol above the initial interest of 10% requires that a Prospectus be filed by CityView with the Australian Stock Exchange in accordance with requirements of Australian Securities and Investments Commission due to the extent of potential percentage interest which it may acquire in Sandssol. While the filing of such Prospectus does not generate comments, it does require accuracy of all material information so as to avoid director's personal liability for material misstatements. A substantial due diligence process will be undertaken by CityView's two independent directors (Messrs. Remta and Friday with Peter Mark Smyth recusing himself from decision making with respect thereto in accordance with Australian legal requirements and continuing to recuse himself from all negotiations with Sands and McDougall as relates to such acquisition) prior to filing such Prospectus and acquisition of the additional interest in Sandssol and such due diligence process will include an overall evaluation of Sandssol with the aid and assistance of such independent external consultants as Messrs. Remta and Friday may deem advisable.

         The  proposed  investment  in Sandssol is intended as an  expansion  of
CityView   business  and  not as a change  of  business  operations as indicated
in this Form 20-F under the heading "Oil and Gas".

         Sandssol is the IT subsidiary of Sands & McDougall, an Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and is engaged in B2B e-commerce through Sandssol in Australia. Sandssol was established in 1994 as the in-house IT arm of Sands & McDougall in Western Australia. In order to secure a competitive edge in the Western Australian marketplace, Sandssol developed a series of integrated electronic trading solutions. These strategies lowered customers' overhead costs of acquiring and possessing office product consumables. Sandssol suite of integrated multi vendor, B2B e-procurement solutions are being used by customers across a diverse range of industries and its goal is to provide business to business e-commerce applications that can be integrated to existing legacy financial accounting systems. The significance of Sandssol is that City View believes that Sandssol has a well established client base and proven products which are easy to use and capable of being integrated into existing financial accounting systems.

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

Statement of Loss and Accumulate Deficit Data:

                                              Year Ended    Year Ended      Six months     Year Ended     Year Ended    Year Ended
                                                June 30      June 30        December 31    December 31    December 31   December 31
                                                  1995         1996           1996            1997           1998          1999
                                             ------------  ------------ ---------------- --------------- ------------  -----------

Amounts in Accordance with Australian GAAP           A$         A$              A$             A$             A$            A$

Income Statement Data:
Operating revenues                                     0            0               0              0              0             0
Loss from continuing
 Operations  [1]                                (269,792)  (3,182,272)     (2,065,874)    (2,382,196)   (20,362,087)  (11,095,107)
Loss from continuing
Per Ordinary share                                 (0.15)       (1.40)          (0.38)         (0.21)         (1.53)        (0.70)
(dollars) [2]

Balance Sheet Data:
Total assets                                   3,012,624    4,468,564      15,635,535     24,688,249     13,247,886     7,579,445
Shareholders' equity                           2,255,758    3,069,848      14,842,222     16,150,035     (2,803,225)    5,491,274

Amounts in Accordance with US GAAP

Income Statement Data:
Operating revenues                                     0            0               0              0              0             0
Loss from continuing
 Operations  [1]                                (269,792)  (3,182,272)     (2,065,874)   (20,973,206)   (12,188,902)   (8,043,615)
Loss from continuing
Operations Per Ordinary                            (0.03)       (0.28)          (0.38)         (1.84)          (.92)        (0.51)
share (dollars) [2]

Balance Sheet Data:
Total assets                                   2,686,840    2,891,352      13,986,629      5,052,513        737,413        136,645
Shareholders' equity                           1,929,974    1,492,636      13,193,296     (3,485,701)   (15,313,698)    (1,951,526)


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


Sandssol is the IT subsidiary of Sands & McDougall, and has been an Australian office product supplier since 1853. Sands & McDougall has been involved in electronic trading since 1985 and is engaged in B2B e-commerce in Australia. The significance of Sandssol is that CityView believes that Sandssol has a well established client base and proven products which are easy to use and capable of being integrated into existing financial accounting systems.

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

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

         The Company's gross revenues for the year ended December 31, 1999 were A$208 as compared to A$335,980 for the year ended December 31, 1998.

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

LONDON, UK

November 21, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At London, UK, November 21, 2000.

CITYVIEW CORPORATION LIMITED



------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





London,
UK

November 21, 2000

                       CITYVIEW ENERGY CORPORATION LIMITED
                                 ACN 009 235 634

           Annual Report For The Financial Year Ended 31 December 1999




                                                                 Page Number

Auditors' Report                                                      8

Profit and Loss Statement                                            10

Balance Sheet                                                        11

Statement of Cash Flows                                              12

Notes to and forming Part of the Financial Statements             13 - 36

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

         We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

                       CITYVIEW ENERGY CORPORATION LIMITED

                      Balance Sheet as at 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                  31-Dec-99        31-Dec-98          31-Dec-99       31-Dec-98
                                                       NOTE           A$               A$                 A$              A$
                                                                  (Restated)
CURRENT ASSETS
Cash                                                                     11,679           1,503                  -           1,138
Receivables                                              7                4,115         487,446                  -         330,113
Investments                                              8                    -           9,998                  -           9,998
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                     15,794         498,947                  -         341,249
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                              9                    -               -          7,563,651      11,219,189
Investments                                             10                    -         382,804                 10         339,418
Property, plant and equipment                           11                    -          16,097                  -           8,252
Acquisition, exploration and development                12            7,563,651      12,350,038                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,563,651      12,748,939          7,563,661      11,566,859
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          7,579,445      13,247,886          7,563,661      11,908,108
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Accounts payable                                        13            1,419,561         804,658          1,310,169         403,221
Borrowings                                              14              668,610      15,246,438            671,981      15,209,869
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                             2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------

TOTAL LIABILITIES                                                     2,088,171      16,051,096          1,982,150      15,613,090
                                                               ---------------------------------   --------------------------------
NET  ASSETS/(LIABILITIES)                                             5,491,274      (2,803,210)         5,460,660      (3,704,982)
                                                               =================================   ================================

SHAREHOLDERS' EQUITY
Share capital                                           15           44,890,476      25,219,584         44,890,476      25,219,584
Reserves                                                16                    -         281,286                  -               -
Accumulated losses                                                  (39,399,202)    (28,304,095)       (39,429,816)    (28,924,566)
                                                               ---------------------------------   --------------------------------
Shareholders' equity attributable to the
members of the parent entity                                          5,491,274      (2,803,225)         5,460,660      (3,704,982)
Outside equity interest in a controlled entity          17                    -              15                  -               -

                                                               ---------------------------------   --------------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                  5,491,274      (2,803,210)         5,460,660      (3,704,982)
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

                                                                        Consolidated Entity                       Parent Entity
                                                               31-Dec-99      31-Dec-98     31-Dec-97         31-Dec-99   31-Dec-98
                                                                  A$             A$            A$                A$          A$
                                                              (Restated)
2.Operating Profit (Loss)
The operating profit/loss before income tax
includes the following items of revenue
and expense:
Proceeds from the sale of non current investment                       3        325,786         -                     3     325,786
Revenue - Operating
Sales                                                               -               -           -                  -            -
Interest - other entities                                            205         10,194      122,650                205       10,041
Sale of shares                                                      -               -         14,586               -            -
Proceeds on Sale of Investments                                     -               -           -               179,889         -
Other income                                                        -               -          4,000               -            -
                                                            ------------------------------------------------------------------------
 Total Revenue                                                       208        335,980      141,236            180,097      335,827

                      CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999


Expenses
Selling, General and Administrative                               4,090,798       3,727,582   1,562,459     4,413,816     2,543,225
Depreciation                                                          9,097           8,446     290,368         8,252         8,252
Provision for doubtful debts in respect of amounts
receivable from controlled entities                                       -               -           -     4,088,760     4,770,017
Interest expense                                                    973,121         963,553      86,057       973,121       963,553
Loss on disposal of property, plant and equipment                         -          12,002      12,002             -             -
Write off unidentified assets                                             -          74,981           -             -        74,981
Loss on disposal of subsidiary                                    1,201,388      12,673,100           -     1,201,388    15,740,808
Provision for diminution of investment                              214,413         689,095           -            10       689,095
Foreign currency translation losses                                       -         228,508     310,046             -             -
Write off exploration expenditure                                 4,786,387       2,320,800           -             -             -
Amortization of contract rights                                           -               -     262,500             -             -
                                                               ---------------------------------------------------------------------
Total expenses                                                   11,275,204      20,698,067     960,973    10,685,347    24,789,931
                                                               ---------------------------------------------------------------------
Net Income (Loss)                                               (11,095,107)    (20,362,087) (2,382,196)  (10,505,250)   24,454,104
                                                               ====================================================================

3.Income Tax
(a)The prima facie income tax benefit on pre-tax accounting profit reconciles to the income tax benefit in the financial statements as follows:

Operating Profit / (loss)                                        (11,095,107)    (20,362,087)  (2,382,196)(10,505,250)  (24,454,104)
Income tax expense/(benefit) calculated at 36% of
operating profit                                                  (3,994,239)     (7,330,351)    (857,591)  3,781,890    (8,803,477)
Permanent differences                                                     -                -            -           -             -
Tax loss now brought to account                                           -                -            -  (3,781,890)            -
Timing differences and tax losses not brought to
account as future income tax benefits                              3,994,239       7,330,351      857,591           -     8,803,477
                                                               ---------------------------------------------------------------------
Income tax expense                                                        -                -            -           -             -
                                                               ---------------------------------------------------------------------
(b) Future income tax benefits not brought to
account as assets : 30% (1998: 36%)                               8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
                                                               ---------------------------------------------------------------------
                                                                  8,728,305       10,279,690    2,949,339   8,020,296     9,887,227
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


                       CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

                                                                     Consolidated Entity                  Parent Entity
                                                                    31-Dec-99        31-Dec-98            31-Dec-99       31-Dec-98
                                                                       A$               A$                   A$              A$
12.Acquisition, Exploration and Development

Exploration and development expenditure
Costs carried forward in respect of areas of
interest in:
Gold and mineral exploration and development
 - at Director's valuation 31 December 1998                                  -        1,000,000                  -               -
Oil field acquisition, exploration and development
 - at cost                                                                   -       11,350,038                  -               -
 - at directors valuation at 31 December 1999                        7,563,651                -
                                                               ---------------------------------   --------------------------------
                                                                     7,563,651       12,350,038                  -               -
                                                               ---------------------------------   --------------------------------

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

Diluted earnings per share is not disclosed as it is not materially different to basic earnings per share

19.Financial Reporting by Segments


(a)Industry Segments                        Investments                       Mining and Exploration
                            31 Dec        31 Dec        31 Dec       31 Dec       31 Dec          31 Dec
                              99            98            97           99           98              97
                              A$            A$            A$           A$            A$              A$
Revenue Outside the
consolidated entity          208          10,194       141,506            208       325,786             -
                         --------------------------------------   -----------------------------------------
Segment operating
profit  and (loss)             -        (715,074)   (2,109,319)   (11,095,107)  (19,647,013)     (272,877)
                         --------------------------------------   -----------------------------------------
Segment operating
profit and (loss)
after tax                      -        (715,074)   (2,109,319)   (11,095,107)  (19,647,013)     (272,877)
                         --------------------------------------   -----------------------------------------

Segment Assets                 -      12,237,888    24,568,116      7,579,445    12,657,973    22,944,036



(a)Industry Segments                       Eliminations                          Consolidated
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity            -               -             -            208       335,980       141,236
                         --------------------------------------  ------------------------------------------

Segment operating
profit  and (loss)             -               -             -    (11,095,107)  (20,362,087)   (2,382,196)
                         --------------------------------------- ------------------------------------------

Segment operating
profit and (loss)
after tax                      -               -             -    (11,095,107)  (20,362,087)   (2,382,196)
                         ---------------------------------------   ----------------------------------------

Segment Assets                 -     (11,647,975)  (22,823,903)     7,579,445    13,247,886    24,688,249

The major products and services from which the above segments derive revenue are: Investments from financing and corporate overhead activities, Mining and Exploration from oil and gas.

                        CITYVIEW ENERGY CORPORATION LIMITED

Notes to and Forming Part of the Financial Statements for the financial year ended 31 December 1999

19.Financial Reporting by Segments (cont.)

(b)Geographical Segments                       Indonesia                        Australia
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,236
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)      (11,545,307)   (3,715,637)     (171,019)       450,200   (24,484,142)   (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment operating
profit and (loss)
after tax              (11,545,307)   (3,715,637)     (171,019)        450,200   (24,484,142)  (2,211,177)
                        ----------------------------------------    ----------------------------------------
Segment Assets           7,579,445    11,485,351     20,166,637      7,442,800    12,981,824    5,577,919


(b)Geographical Segments                       Eliminations                        Consolidated
                            31 Dec        31 Dec        31 Dec       31 Dec         31 Dec         31 Dec
                              99            98            97           99             98            97
                              A$            A$            A$           A$             A$            A$

Revenue Outside the
consolidated entity             -              -             -            208       335,980       141,236
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)              -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment operating
profit and (loss)
after tax                      -      (7,837,692)            -    (11,095,107)  (20,362,087)   (2,382,196)
                        ---------------------------------------- ---------------------------------------------
Segment Assets         (7,442,800)   (11,219,289)   (1,056,307)     7,579,445    13,247,886    24,688,249

20.      Particulars Relating to Controlled Entities

                                                                                       Ownership interest
Parent Entity                                                                  1999         1998
CityView Energy Corporation Limited              Australia   Ordinary          100%          100%

Controlled
CityView Asia Pty  Ltd                           Australia   Ordinary          100%          100%
Western Resources NL (c)                         Australia   Ordinary          100%          100%
Western Sangkimah NL (a)                         Australia   Ordinary          100%          100%
Western Nusantara Energi Pty Ltd (a)             Australia   Ordinary           80%           80%
Western Akar Petroleum Pty Ltd (a)               Australia   Ordinary           90%           90%
Western Madura Pty Ltd (b)                       Australia   Ordinary          100%          100%
Western Simenggaris Petroleum Pty Ltd  (b)       Australia   Ordinary          100%          100%
Western Wisesa Petroleum Pty Ltd (b)             Australia   Ordinary           85%           85%
Copperwell Pty Ltd                               Australia   Ordinary             -          100%
Artane Minerals NL                               Australia   Ordinary             -          100%

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


                                  Note    31-Dec-99        31-Dec-99      31-Dec-98      31-Dec-97
                                             US$              A$             A$             A$


Reconciliation adjustments:
Net income after tax in accordance
    with Australian GAAP                 (7,133,044)      (11,095,107)   (20,362,087)   (2,382,196)

Reconciliation adjustments

   Transfer realized temporary
   share portfolio losses from
   shareholder's equity (reserve) (d)(1) (1,116,145)       (1,734,895)             -     1,045,800

   Exploration expenditure
   written-off as incurred                3,078,062         4,786,387      8,173,185   (17,710,985)

   Adjustment to amortize
   goodwill on acquisition
   (capitalized in accordance
   with US GAAP) over a period
   of four years from the date
   of acquisition                 (f)              -                -               -     (275,825)

   Stock based compensation cost  (j)              -                -               -    (1,650,000)
                                       ------------------------------------------------------------------
Net income after tax in
accordance with US GAAP                   (5,171,127)      (8,043,615)    (12,188,902)  (20,973,206)
                                       ==================================================================
Earnings (loss) per share
from Continuing Operations
in accordance with US GAAP                     (.30)             (.51)           (.92)        (1.84)
(in cents)

(1) Represents the realized loss on the sale of Triton Investment.

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


                                  Note    31-Dec-99        31-Dec-99      31-Dec-98      31-Dec-97
                                             US$              A$             A$             A$


Reconciliation adjustments:
Shareholder's equity attributable
    to member of the chief entity
    in accordance with Australian GAAP   3,531,366          5,491,274     (2,803,225)    16,150,035

Reconciliation adjustments:

   Exploration expenditure
   written-off as incurred        (d)   (4,786,367)        (7,442,800)   (12,510,473)   (19,635,736)
                                       ------------------------------------------------------------------
Total shareholder's equity
in accordance with US GAAP               1,255,001         (1,951,526)   (15,313,698)    (3,485,701)
                                       ==================================================================
