Form 20-F/A
period 1999-12-31
CITYVIEW ENERGY CORP LTD
filed 2000-12-19
CIK 1023130

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  FORM 20-F/A-6

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

ITEM 8(a) CHANGE OF COMPANY AUDITORS

         Deloitte Touche Tohmatsu ("D&T") (through its branch office in Perth, Western Australia) had previously audited the Company's consolidated financial statements for calendar years ended December 31, 1999, 1998 and 1997 but no longer acts as the Company's independent auditors. All or certain specific portions of such audit were subsequently reviewed by Nasdaq personnel during the course of certain hearings which subsequently led to the Company's Nasdaq delisting. During the course of such review questions were raised as to the applicability of Australian Auditing Standards as opposed to US Generally Accepting Accounting Principles ("US GAAP") and what reconciliation, if any, had to be made between these two standards. Additionally, questions regarding related issues were raised during the course of the Securities and Exchange Commission ("SEC") review of this Form 20-F.

         As a result of the above and notwithstanding the fact that D&T had initially opined on the Company's financial statements included in its 1999 Form 20-F, D&T subsequently refused to opine on US GAAP matters (due to its representation of lack of sufficient familiarity therewith) and, in effect, withdrew its earlier opinion. In addition to the reason cited herein D&T indicated that its refusal to opine was also based upon its opinion that it now retroactively felt that it lacked the necessary independence to do so due to the fact that it had prepared an "Independent Experts Report" on behalf of the Company in October of 1996 and that, accordingly, D&T was of the opinion that it should not have acted as CityView's auditors for subsequent years with respect to U.S. matters (notwithstanding the fact that D&T felt that Australian independence requirements did not preclude it from auditing the Company's financial statements for Australian reporting purposes).

         Management turned to Feldman Sherb & Co., P.C. ("FS"). FS, having previously been introduced to the Company by its counsel, had initially rendered certain consultatory services to the Company (regarding US GAAP disclosures in the Company's Form 20-F and US GAAP treatment of certain completed transactions; specifically relating to oil and gas acquisition and exploration costs. Such consulting services did not relate to (a) the application of accounting principles to proposed transactions or (b) the type of audit opinion that might be rendered by FS on the Company's financial statements. FS did not consult with D&T regarding the above mentioned issues. As a direct result of the consultatory services rendered by FS to the Company, management decided to utilize such firms services for auditing purposes and filings within the U.S. for purposes of compliance with US GAAP and securities related matters. Accordingly, FS which was already familiar with the Company's Form 20-F having acted as consultants with respect to responses to SEC comment letters and Nasdaq inquiries (and having assisted in compilation and preparation of various correspondence and filing with the SEC in regards to the Company's Form 20-F) filings was engaged (on October 16, 2000) to audit the Company's financial statements for years ended December 31, 1997, 1998 and 1999. A field audit was subsequently conducted commencing October 23, 2000. FS's audit report dated October 27, 2000 is part of this Form 20-F.

         At the Company's May 31, 2000 Annual Meeting of Stockholders D&T was replaced as auditors (in Australia) by the firm of BDO Nelson Parkhill (BDO) of Perth, Western Australia, which latter appointment was carried out with the consent of Australian Securities and Investments Commission, the statutory body in Australia empowered with the administration and regulation of corporations and corporate law. The Company's Board of Directors participated in and approved the decision to change independent accountants.

         While D&T no longer acts as the Company's auditors it still acts, from time to time, as a consultant to the Company and provided assistance and backup documentation as was required by FS during the latter's audit included in this Form 20-F.

         As a result of all of the above and most specifically the initial and ongoing consultatory services rendered by FS to the Company and (as aforesaid) its active and ongoing participation in preparing necessary responses to inquiries made of the Company by both Nasdaq and the SEC and its knowledge with respect to US GAAP matters management decided to utilize the services of FS as its auditors for all matters regarding or relating to US governmental and/or administrative agencies and/or accounting matters.

         To summarize the above, D&T had been engaged as Company independent auditors in connection with Company reporting obligations in both Australia and the U.S. On May 31, 2000 BDO Nelson Parkhill replaced D&T as Company independent auditors in connection with its reporting obligations in Australia only while FS replaced D&T as the Company's independent auditors in connection with U.S. reporting obligations.

         The report of D&T on the financial statements for the years indicated above contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         In connection with D&T's audits for the years indicated above, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T would have caused D&T to make reference to them in their report on the financial statements for such years.
                                      30A

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


On behalf of the Directors



/Mark Smyth/

Mr P M Smyth
Director

PERTH, WESTERN AUSTRALIA
December 18, 2000

SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorises.


Dated At Perth, Western Australia, December 18, 2000.

CITYVIEW CORPORATION LIMITED


/Mark Smyth/
------------------------------
BY:    PETER MARK SMYTH
Chief Executive and Member of the Board of Directors





Perth,
Western Australia
December 18, 2000

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
