Form 20-F
period 2000-12-31
CITYVIEW ENERGY CORP LTD
filed 2001-06-18
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
  X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the calendar year ended December 31, 2000
                                       OR
      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

                         Commission file number 0-28794

                          CityView Corporation Limited
             (Exact name of Registrant as specified in its charter)

                          Western Australia, Australia
                 (Jurisdiction of incorporation or organization)
               63 Burswood Road, Burswood, Western Australia 6100
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class           Name of each exchange on which registered
                 NONE                                   N/A

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                 Ordinary Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
               47,064,516 ordinary shares as at December 31, 2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
   X Yes     No
Indicate by check mark which financial statement item the registrant has elected to follow.
   X Item 17       Item 18

(APPLICABLE  ONLY  TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
 FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     Yes     No       Not applicable

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.


Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" as it appeared in the Annual Report for the year ended December 31, 2000 as filed with Australian Stock Exchange Limited.

CORPORATE DIRECTORY

Directors

Peter Mark Smyth
Peter John Augustin Remta
Leslie Robert Maurice Friday

Registered Office

63 Burswood Road,
Burswood  Western Australia    6100

Telephone:        (61-8) 6250 9099
Facsimile:        (61-8) 6250 9088
Email:            info@cityviewcorp.com
Web:              www.cityviewcorp.com

Auditors

BDO Chartered Accountants
267 St George's Terrace
Perth   Western Australia   6000

USA Auditors

Feldman Sherb & Co., P C
805 Third Avenue,
New York NY 10022

USA Attorney

Gary B Wolff, P C
747 Third Avenue
New York   NY 10017

Company Secretary

Warren Martin Baillie

Australian Share Registry

Computershare Registry Services
45 St. George's Terrace,
Perth Western Australia, 6000

Telephone:        (61-8) 9323 2000
Facsimile:        (61-8) 9323 2033

USA Share Registry

Computershare Trust Company, Inc
1825 Lawrence Street, Suite 444
Denver, Colorado 80202-1817

Telephone:        (303) 984 4062
Facsimile:        (303) 986 2444

Stock Exchange Listings

Australian Stock Exchange Limited
Trading Code: CVI

NASD OTC Bulletin Board
Trading symbol: CTVWF

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
Not applicable

ITEM 3.  KEY INFORMATION.

A.   Selected financial data

     Selected Consolidated Financial Data

     The selected historical data presented below has been derived from the financial statements of the Company, which have been examined by Feldman Sherb and Co., P.C. in their report for the years ended December 31, 2000, 1999, and 1998 and by Deloitte Touche Tohmatsu, Chartered Accountants, in their report for the years ended December 31, 1997 and 1996 and the six months ended December 31, 1996 and by Grant Thornton, Chartered Accountants, and Deloitte Touche Tohmatsu, Chartered Accountants, for the company's then subsidiary, Western Resources NL, for the financial periods ended June 30, 1996.

     The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

     The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." The Company has not declared a dividend during each of the financial periods ended June 30, 1996, and the years ended December 31, 1997, 1998, 1999 and 2000. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. Please refer to Item 5 - Operating and Financial Review and Prospects. For the reasons set forth herein the information shown below may not be indicative of the company's future results of operation.

     Statement of Loss and Accumulated Deficit Data:


                            Year Ended    Six Months Ended    Year Ended       Year Ended        Year Ended      Year Ended
                             June 30,       December 31,     December 31,     December 31,      December 31,    December 31,
                               1996             1996             1997             1998              1999            2000
                          -------------- ----------------- ---------------- ---------------- ----------------- --------------
   Amounts in Accordance        AUD$             AUD$             AUD$             AUD$              AUD$             AUD$
   with Australian GAAP

   Income Statement Data:
   Operating revenues             -                   -                -                -                 -              -
   Loss from continuing
     operations (1)        (3,182,272)       (2,065,874)      (2,382,196)     (20,362,087)      (11,095,107)    (5,537,576)
   Loss from continuing
     operations per ordinary
     share (dollars) (2)        (1.40)            (0.38)           (0.21)           (1.53)            (0.70)         (0.13)

   Balance Sheet Data:

   Total Assets             4,468,564        15,635,535       24,688,249       13,247,886         7,579,445     16,227,889
   Shareholders' equity     3,069,848        14,842,222       16,150,035       (2,803,225)        5,491,274     15,936,943

   Amounts in Accordance
   with US GAAP

   Income Statement Data:

   Operating Revenues               -                 -                -                -                 -              -
   Loss from continuing
     operations (1)        (3,182,272)       (2,065,874)     (20,973,206)     (12,188,902)       (8,043,615)    10,373,578)
   Loss form continuing
     operations per ordinary
     share (dollars) (2)        (0.28)            (0.38)           (1.84)            (.92)            (0.51)         (0.25)

   Balance Sheet Data:

   Total Assets             2,891,352        13,986,629        5,052,513          737,413           136,645      4,165,087
   Shareholders' equity     1,492,636        13,193,296       (3,485,701)     (15,313,698)       (1,951,526)     3,874,141


(1) Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.

(2) Per share data has been retroactively restated to reflect the effects of a 1 for 5 reverse stock split effective April 14, 1997.

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as representation that the Australian dollar amounts represented in the US dollar amounts indicated, or could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00.

         Period                         High       Low    Period-End  Average(1)
----------------------------------   ---------- --------- ---------- -----------

12 Months to June 30, 1995             0.7753     0.7108     0.7180     0.7404
----------------------------------   ---------- --------- ---------- -----------
12 Months to June 30, 1996             0.7980     0.7108     0.7856     0.7587
----------------------------------   ---------- --------- ---------- -----------
 6 months to December 31, 1996         0.8137     0.7735     0.7944     0.7918
----------------------------------   ---------- --------- ---------- -----------
12 months to December 31, 1997         0.7944     0.6515     0.6515     0.74.28
----------------------------------   ---------- --------- ---------- -----------
12 months to December 31, 1998         0.6806     0.5500     0.6139     0.6150
----------------------------------   ---------- --------- ---------- -----------
12 months to December 31, 1999         0.6569     0.62.40    0.6500     0.6429
----------------------------------   ---------- --------- ---------- -----------
12 months to December 31, 2000         0.6685      0.5073    0.5599     0.5828
----------------------------------   ---------- --------- ---------- -----------

At June 13, 2001 the Australian dollar expressed in US dollars per AUD$1.00 is $.52763.

[1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

Nature Of Trading Market

The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997. The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on that exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel which delisting was upheld (upon Company appeal) by the NASDAQ Listing and Hearing Review Council on October 25, 2000.

On December 29, 2000 the Company's securities were listed for trading on the NASD Electronic Over The Counter Bulletin Board ("OTCBB"). Dupont Securities Group, Inc., a wholly owned NASD member firm securities broker/dealer subsidiary of Dupont Direct Financial Holdings, Inc., a financial services holding company was appointed to act as the initial, exclusive registered market maker in the Company's securities on the OTCBB. Other securities dealers were permitted to become market makers in the Company's securities as from January 24, 2001 as provided for under the NASD rules.

As of May 31,  2001 the  Company  had 1,267  holders  of record of its  Ordinary
Shares.

The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years.

   Quarter Ending         High       High         Low          Low       Volume
                          AUD$        US$         AUD$         US$      in 000's
---------------------- ---------- ---------- ------------ ------------- --------
March 31 1998             2.35      $1.56        $2.32          1.00        412
---------------------- ---------- ---------- ------------ ------------- --------
June 30 1998              2.00       1.62         1.93          1.12        816
---------------------- ---------- ---------- ------------ ------------- --------
September 30 1998         1.30       0.84         1.20          0.69      1,539
---------------------- ---------- ---------- ------------ ------------- --------
December 31 1998          0.90       0.50         0.90          0.47        411
---------------------- ---------- ---------- ------------ ------------- --------
March 31 1999             1.02       0.69         0.63          0.34      1,551
---------------------- ---------- ---------- ------------ ------------- --------
June 30 1999              0.80       0.53         0.55          0.31        929
---------------------- ---------- ---------- ------------ ------------- --------
September 30 1999         1.00       0.71         0.47          0.22      2,748
---------------------- ---------- ---------- ------------ ------------- --------
December 31 1999          0.95       0.59         0.65          0.31      9,423
---------------------- ---------- ---------- ------------ ------------- --------
March 31 2000             3.91       2.72         0.56          0.34    132,174
---------------------- ---------- ---------- ------------ ------------- --------
June 30 2000              2.30       1.47         0.75          0.34     34,245
---------------------- ---------- ---------- ------------ ------------- --------
September 30 2000         1.74       1.13         0.92          0.38      9,004
---------------------- ---------- ---------- ------------ ------------- --------
December 31 2000          1.17       0.50         0.61          0.16     13,205
---------------------- ---------- ---------- ------------ ------------- --------
March 31, 2001            1.14       0.64         0.35          0.18     16,864
---------------------- ---------- ---------- ------------ ------------- --------

ITEM 3 A (i)      COMPANY AUDITORS

BDO Chartered Accountants (through their office in Perth, Western Australia) is the Company's independent auditors in connection with its reporting obligations in Australia only while Feldman Sherb & Co., P.C. ("FS") is the Company's independent auditors in connection with US reporting obligations.

History of Company auditors

Deloitte Touche Tohmatsu ("D&T") (through their office in Perth, Western Australia) had previously audited the Company's consolidated financial statements for calendar years ended December 31, 1999, 1998 and 1997 but no longer acts as the Company's independent auditors. All or certain specific portions of such audit were subsequently reviewed by Nasdaq personnel during the course of certain hearings which subsequently led to the Company's Nasdaq delisting. During the course of such review, questions were raised as to the applicability of Australian Auditing Standards as opposed to US Generally Accepting Accounting Principles ("US GAAP") and what reconciliation, if any, had to be made between these two standards. Additionally, questions regarding related issues were raised during the course of the Securities and Exchange Commission ("SEC") review of this Form 20-F.

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

Management turned to Feldman Sherb & Co., P.C. ("FS"). FS, having previously been introduced to the Company by its counsel, had initially rendered certain consulting services to the Company (regarding US GAAP disclosures in the Company's Form 20-F and US GAAP treatment of certain completed transactions; specifically relating to oil and gas acquisition and exploration costs. Such consulting services did not relate to (a) the application of accounting principles to proposed transactions or (b) the type of audit opinion that might be rendered by FS on the Company's financial statements. FS did not consult with D&T regarding the above mentioned issues. As a direct result of the consulting services rendered by FS to the Company, management decided to utilize such firm's services for auditing purposes and filings within the U.S. for purposes of compliance with US GAAP and securities related matters. Accordingly, FS which was already familiar with the Company's Form 20-F having acted as consultants with respect to responses to SEC comment letters and Nasdaq inquiries (and having assisted in compilation and preparation of various correspondence and filings with the SEC in regards to the Company's Form 20-F filings) was engaged (on October 16, 2000) to audit the Company's financial statements for years ended December 31, 1997, 1998 and 1999. A field audit was subsequently conducted commencing October 23, 2000. FS's audit report dated October 27, 2000 is part of the Company's Form 20-F for the year ended December 31, 1999.

At the Company's May 31, 2000 Annual Meeting of Stockholders, D&T was replaced as auditors (in Australia) by the firm BDO Chartered Accountants of Perth, Western Australia, which latter appointment was carried out with the consent of Australian Securities and Investments Commission, the statutory body in Australia empowered with the administration and regulation of corporations and corporate law. The Company's Board of Directors participated in and approved the decision to change independent accountants.

While D&T no longer acts as the Company's auditors it still acts, from time to time, as a consultant to the Company and provided assistance and backup documentation as was required by FS during the latter's audit included of October 2000.

As a result of all of the above and most specifically the initial and ongoing consulting services rendered by FS to the Company (as aforesaid) its active and ongoing participation in preparing necessary responses to inquiries made of the Company by both Nasdaq and the SEC and its knowledge with respect to US GAAP matters, management decided to utilize the services of FS as its auditors for all matters regarding or relating to US governmental and/or administrative agencies and/or accounting matters.

To summarize the above, D&T had been engaged as Company independent auditors in connection with Company reporting obligations in both Australia and the U.S. On May 31, 2000 BDO replaced D&T as Company independent auditors in connection with its reporting obligations in Australia only while FS replaced D&T as the Company's independent auditors in connection with U.S. reporting obligations.

The report of D&T on the financial statements for the years indicated above contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with D&T's audits for the years indicated above, there were no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T would have caused D&T to make reference to them in their report on the financial statements for such years.

B.   Capitalization and indebtedness
        Not applicable

C.   Reasons for the offer and use of proceeds
        Not applicable

D.   Risk factors

Risks in respect of the Company's energy portfolio

The future profitability and viability of operations and activities in the Company's energy portfolio will depend on a number of risks including but not limited to the following:

1.       Commodity prices and in particular the price of oil and gas;
2.       Currency exchange rate fluctuations;
3. The strength of the equity markets at the time of any capital raising by the Company;
4.       Judicial decisions and legislative amendments;
5. Environmental management issues with which the Company may from time to time have to comply;
6. General economic conditions in Australia and south east Asian countries and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves, and competent management;
8.       Political stability of south east Asian countries.

There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is done and an economic and feasibility study based upon such work is conducted. The Company also owned certain gold interests which were disposed of during 1999. Reference is herewith made to GOLD - Raeside Joint Venture and Duketon Prospects as appearing in the Company's 1999 20-F wherein it was indicated that in consideration for the discharge of certain liabilities aggregating US$54,459 the Company sold its subsidiary and interest in the Raeside Joint Venture in November 1999 to an unaffiliated third party and sold its subsidiary and interest in Duketon Prospect in December 1999 to an unaffiliated third party for nominal consideration. CityView no longer holds any gold interests.

Recoverability of loans by the Company to other companies

Early in 2000, CityView acquired the rights to take up a strategic interest in Sands Solutions Group Pty Ltd ("Sands Solutions"), a developer of integrated B2B applications. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan to Sands Solutions with the right to convert the loan into equity upon conclusion of extensive due diligence and an independent valuation. To date, CityView has advanced AUD$3 million under the terms of the loan. The loan to Sands Solutions is secured by a registered fixed and floating charge over all the assets and undertaking of that company. Its recoverability is reliant in the normal course of trading on the planned expansion of and increased revenues from the businesses conducted by Sands Solutions or the sale of those businesses and other assets of that company. It is considered that in the event of default a sale of those businesses and assets should would realize sufficient funds to satisfy the loan. If the Company acquires an interest in Sands Solution then it would set off the loan against any purchase money payable for that acquisition.

The loans of AUD$10,225,105 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

ITEM 4.  INFORMATION ON THE COMPANY.

A.   History and development of the Company

The term "Company" refers to CityView Corporation Limited, a corporation organized under the laws of Western Australia on May 3, 1987, and its one wholly owned subsidiary CityView Asia Pty Ltd. During 2000 the Company deregistered five of the Company's subsidiary companies as these companies were inactive and superfluous to the Company's requirements. The names of these companies were:
Western Akar Petroleum Pty Ltd; Western Wisesa Petroleum Pty Ltd; Western Nusantara Energi Pty Ltd; Western Resources NL; and Western Sangkimah NL. Another two of the Company's former subsidiaries (Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd) are no longer subsidiaries of the Company as these companies are now controlled by Pt Medco Energi Corporation which now owns 75% of the shares in each of these companies.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "AUD$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. Unless otherwise indicated, the translation of Australian dollars into US dollars has been made at the rate of AUD$1.00 = US$0.5599, the noon buy-in rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000. For information regarding rates of exchange between Australian dollars and US dollars from 1991 to the present, see "Item 3A. Selected Financial Data - Exchange Rates."

The current financial period is for the twelve months ended December 31, 2000. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AIS"). The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2000, 1999, and 1998 are disclosed in footnote 26 to the financial statements contained herein.

The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView Investments Limited and was listed on Australian Stock Exchange Limited as an investment company. The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of Australian Stock Exchange Limited on January 2 1992. The Company changed its name to CityView Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000 changed its name to CityView Corporation Limited. CityView's investments were focused originally on realty, then gold and realty, then energy and gold and since January 2000 e-commerce and energy.

Australian Government Regulation

The Australian Securities and Investments Commission is an Australian government instrumentality that administratively enforces the Australian Corporations Law, which is the main body of law regulating companies in Australia. The Corporations Law covers matters such as directors' duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholder meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes in capital.

Australian Stock Exchange Limited imposes listing rules on all listed companies, including the Company. The listing rules cover such issues as immediate notification to the market of relevant information, periodic financial reporting and the prior approval of shareholder reports by the Australian Stock Exchange Limited.

The Company believes that it is in compliance with the foregoing Australian laws and regulations.

B.   Business overview

General

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

Benefits Associated with Indonesia

Indonesia has a record for honoring participation agreements and keeping tax and terms stable. The process for co-operation with domestic and foreign parties is explained as follows:

o All oil and natural gas exploitation in Indonesia is the responsibility of Perusahaan Pertambangan Minyak dan Gas Bumi Negara ("Pertamina"), an enterprise established under the Law of the Republic of Indonesia Number 8 Year 1971.
o Pertamina may co-operate with other parties by way of a "Production Sharing Contract," (hereinafter "PSC"), the form and terms of which are established by government regulations.
o While terms have altered marginally since the PSC was first introduced, usually the objective of the change has been to improve the terms in an attempt to attract further foreign investment in Indonesia.
o The PSC format has proved a stable and reliable contract for international investment.
o The Company is involved in two PSCs with Pertamina located onshore Madura Island and Onshore North East Kalimantan and the PSCs are held by Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd respectively (collectively hereinafter called "Madura and Simenggaris").

Indonesia is considered one of the more mature regions of the world for oil and gas investment in respect to security of tenure in contracts covering oil and gas rights of a foreign company.

Risks Associated with Indonesia

There are a number of factors which may have a material downside effect on Madura and Simenggaris' future financial performance in Indonesia or the value of the shares in the Company. These factors include:

 o Fluctuations in the world market price of oil and gas;
 o Fluctuations in the value of the Indonesian rupiah against the US dollar;
 o Abnormal interruptions in oil and gas production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;
 o Changes in government, government regulations or the relevant fiscal regime;
 o Unforeseen adverse geological conditions; o Unavailability or excessive costs of industry service support, caused by any of the above.

The Company believes that the benefits described above far outweigh the risks. There is no assurance, however, that one or more of the aforementioned risks will not severely damage Company prospects and operations.

Selection of Target Areas for Acquisition

The criteria for assessing oil and gas opportunities in Indonesia includes consideration of the following:

o Detailed review of geological and geophysical information available from Pertamina and other sources.
o Assessing proximity of the oil and/or gas prospect to a means of transporting the production to market. The foregoing component of production costs can significantly affect the economics of a project.
o Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services is an important consideration.
o Assessing field prospects of oil and gas, usually determined by quality and quantity of geophysical, geological, petrophysical and production data available.
o Assessing the degree of difficulty in producing the oil and gas prospect from an engineering perspective, to enable an accurate assessment of production costs.
o Conducting commercial analysis to establish the ability of a particular project to achieve adequate rate of return on investment.

Evaluation Techniques

Experienced geologists and geophysicists are engaged as contractors to employ the most advanced technologies of investigation in assessing hydrocarbon prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modeling packages, enable greater amounts of data to be processed and superior interpretations to be made. Madura and Simenggaris utilize both the data directly relating to the field being investigated, along with regional data to compile as complete an understanding as the available data will allow.

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

Market for Oil and Gas Production

The market for oil and gas production in Indonesia is generally regulated. Under the terms of the PSC, Madura and Simenggaris have the right to sell their oil production to Pertamina at the government established Indonesian Crude Price (hereinafter "ICP") and Pertamina cannot refuse to buy the production. The ICP is an average price for a basket of crude oil. The basket used in the ICP calculation is comprised of Sumatra Light Crude (SLC), Tapis crude (from Malaysia), Oman crude, Dubai crude and Gippsland crude (Australia) prices. The ICP is adjusted on a monthly basis at the end of each month and then applied to the same month. The price for a particular crude oil in Indonesia is then adjusted relative to the crude quality. Pertamina has strategically located facilities throughout most of Indonesia, where crude oil can be delivered, commonly referred to as the "Point of Custody Transfer." Madura and Simenggaris are responsible for their portion of costs for delivering the crude to the Point of Custody Transfer. Above certain levels of production, Madura and Simenggaris have the right to sell its oil production on the world market if it is able to negotiate preferred selling terms. Preferred selling terms are terms which are more favorable then those available to the contractor under the ICP pricing system.

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

All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. In January 2000 the Company entered an agreement for the Company's interest in the new work programs to be carried by Pt Medco Energi Corporation Tbk. Commencing January 1, 2002 the Company expects to be a working interest owner. By being a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease.

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

Government incentives for PSCs include:
o After tax split for oil, new incentive 35% Contractor Equity, from a previous range of 15% to 25%. This in effect means that the Contractor can receive a larger portion of the total production from any field, after the deduction of Operating Costs. Allowing for a tax rate of 44%, the Contractor is entitled under this legislation, to 62.5% of remaining production after recovery of Operating Costs pre tax, as opposed to the previous entitlement of 26.7857% to 44.6428% pre tax.
o After tax split for gas 40% for Contractor, from 35% previously. As for the above, the Contractor is entitled to 71.426% of the production, after deducting Operating Costs, as opposed to 62.5% previously.
o Domestic market oil fee increased from 15% of crude price to 25% of crude price. Under the terms of all TACs and PSCs, the Contractor is required to sell and deliver to Pertamina a portion of the share of the Crude Oil to which the Contractor is entitled, at the Domestic Market Oil Fee, which is a set percentage of the price realized by the Contractor for all other production from the Contract Area. Under the previous regulations, the Contractor received only 15% of such price, whereas under the new legislation, the Contractor receives 25% of the realized price. The net result is that the Contractor is receiving an additional 10% of the Crude Oil price for that portion of Crude Oil which it is obligated to sell and deliver to Pertamina to fulfill the Contractor's obligation towards the supply of the domestic market in Indonesia.

o First Tranche Petroleum reduced from 20% to 15%. First Tranche Petroleum, being a portion of the total Petroleum production to be split between the parties before any deduction for recovery of Operating Costs, reduces the amount available for recovery of Operating Costs. As the Contractor is providing funding under the contract terms, it is in the Contractor's interest to have as much of the Petroleum production available for recovery of such costs, prior to distribution between the parties thereafter. Reduction of the First Tranche Petroleum percentage from 20% to 15% means an additional 5% of the Petroleum production is available to the Contractor for Cost Recovery.

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

Energy Portfolio

Madura Block onshore Madura Island near Surabaya east Java


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

The block covers an area of 674,100 acres and lies in the oil and gas region of east Java. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura. The block lies close to the heavily industrialized city of Surabaya where there is a ready market for oil and gas.

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

Throughout 1999, discussions took place with PT Medco Energi Corporation TBK ("Medco") for Medco to supervise and pay for the new work programs for the development and bringing into production of the Madura block.

Approval was given at the Company's General Meeting held on December 30,1999 for the Company to allot a 75% interest in Western Madura to Medco in consideration of Medco carrying out and paying for the new work programs. The agreement was signed between CityView and Medco on January 25, 2000. The Company's interest in Western Madura was reduced from 100% to 25% and Western Madura was renamed Medco Madura Pty Ltd. In accordance with the above, Medco submitted to Pertamina for approval a Year 2000 budget of US$3,519,000 for the drilling of three wells on the Sebaya and Karasan prospects at Madura in the second and third quarters. Medco is the operator of the block and required to supervise and pay for the new work programs for development and bringing into production of the fields. After that, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

Medco is free carrying CityView throughout the new work programs agreed with Pertamina. The program includes substantial drilling and will be carried out at no cost to CityView.

Medco has completed an extensive program of reprocessing seismic data and geological and geophysical studies. As a result of this evaluation, drilling locations have been selected on two prospects, Karasan and Sebaya, for drilling in mid 2001.

Karasan is a 2000-3000 acre structure at the Prupuh limestone level. Seismic data gives strong indications that the feature is probably a reef build-up analogous to the Mudi reef discovery in east Java (40 million barrels of oil). Karasan will be predominately gas bearing. The proposed well will be drilled to a depth of 1,250 meters.

Sebaya is a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Oil production from Kertegeneh confirms that Sebaya may have commercially viable oil production capabilities. Most of the Tawun and Tuban sections have not been tested by the older shallow wells. The proposed well will be drilled to a depth of 1230 meters.

Regional Setting

There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band, a number of structures have been identified ^due to the inversion at fairly shallow levels. These relatively shallow features are the principal target for the Medco Madura Pty Ltd program.

Prospects
Market

Medco Madura Pty Ltd has discussed with the local Madura government downstream projects which include a small refinery and a power plant to supply the local market and displace imports from East Java.

Simenggaris Block onshore north-east Borneo

On  September  28,  1997  the  President   Director  of  Pertamina   signed  the
authorization  for  CityView's  then  100%  owned  subsidiary   Genindo  Western
Petroleum Pty Ltd ("Western Simenggaris") to commence operations on the Simenggaris Block prior to the formal signing of the PSC-JOB agreement. The signing of the Contract took place on February 24, 1998 awarding the 2734km(2) Simenggaris Block to Genindo. The contract term is 10 years for exploration and 20 years for production. Genindo changed its name to Western Simenggaris
Petroleum Pty Ltd on June 22 1998. CityView was not required to make any cash payment for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award of the Simenggaris Block.

The block covers an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. The nearby giant Pamusian field was discovered in 1905 and the Bunyu field in 1920. Four discoveries have been made within the block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView retains a 25% interest in exchange for being free carried throughout the work program as per the January 25, 2000 agreement. Medco has selected a drilling location at the Pidawan prospect and the cost of drilling this well will form part of the new work program. The proposed well will be drilled to a depth of 2,300 meters.

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

Regional Setting

The Simenggaris Block lies in the Tarakan Basin region. The Tarakan Basin stratigraphy consists of a classic prograding deltaic sequence from upper Miocene through Pliocene time. The majority of the reserves are found along the Kalimantan coast in Pliocene age deltaic reservoirs. Further inland gas and oil are found in upper Miocene age, paleogeographic equivalent, deltaic reservoirs. The upper Miocene age reservoirs are under explored and will be the focus of the Medco work program.

Prospects
Market
Several gas markets have been identified for the Simenggaris Block with gas prices of US$1.00-1.50 per MCF expected, based on current pricing levels. These markets include a future fertilizer plant and also a methanol plant on Bunyu Island.

Philippines Block SC41, offshore Sabah Malaysia

ARCO Philippines Inc, Preussag Energies GMBH, MMC Exploration & Production (Philippines) Pte Ltd ("MMCEPPL") and a consortium of fifteen Filipino resource companies hold Block SC41 in the Sandakan Basin in offshore Philippines adjacent to the border with Sadah East Malaysia. SC41 includes an area of about 12,000 km2 (3 million acres) on which ARCO has acquired 5,100 km of seismic data with simultaneous gravity and magnetic surveys. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo.

ARCO has mapped several large prospects in the undrilled distal portion of the delta complex. Seismic amplitude anomalies and flat spots that conform to these structures indicate that hydrocarbon generation, migration and entrapment have occurred. Twelve prospects of potential have been identified in SC41 including the Rhino prospect and the Hippo prospect, both of which have confirmed the presence of hydrocarbons. UNOCAL is now the operator of the block and is carrying out a detailed analysis of the 3D seismic to determine the next well location.

In June of 1999 the Company executed an agreement with Malaysia Mining Corporation Berhad (MMC) for the transfer to MMC of its 49% interest in MMC Exploration & Production (Philippines) Pte Ltd, in satisfaction of its outstanding debt of US$10,555,450 to MMC and discharge (January 24, 2000) of the deed of charge dated February 4, 1998.

On April 13, 2000 CityView acquired from ASAB Resources Limited a 2.5% interest in Block SC41 for AUD$4,620,002. This interest is free carried by MMCEPPL (i.e. CityView is not required to contribute financially) through the current work program. See also Item 5 - "Energy".

Market
Oil is easier to produce and market as it would simply be produced from a floating production storage unit ("FPSU") and then delivered anywhere in the country. Gas is more difficult to monetize as it will require a pipeline to get the gas to market and costs associated with laying a pipeline far exceed production and marketing costs for oil in the regions discussed herein. Marketing opportunities in nearby Sabah would be examined.

Past Energy related activities

Timoforo
On shore Irian Jaya

CityView's then 85% owned subsidiary, Western Wisesa Petroleum Pty. Ltd, was formed to negotiate with Pertamina to secure title to the block. During 1999 the Company ceased its negotiations for the block on the grounds of inadequate commerciality.

Tuba Obi East ("TOE")
Onshore South Sumatra

In June 1994, Pt Akar Golindo (PTAG) was invited by Pertamina to bid on the Tuba Obi East Block in Sumatra. On August 1, 1996 CityView signed a Memorandum of Understanding with PTAG to form a joint company Western Akar Petroleum Pty Ltd ("Akar") to operate and develop TOE. Akar (then a 90% owned subsidiary of CityView) then signed a TAC for Tuba Obi East on May 15, 1997. The block is 55km(2) in size.

During 1999 the Company withdrew from TOE on the grounds of inadequate commerciality.

Tanjung Miring Timur ("TMT")
Onshore South Sumatra

On December 17, 1996 CityView's then 80% owned subsidiary, Western Nusantara Energi Pty Ltd ("Nusantara") signed a TAC to take over the operations of the TMT Oilfield.

During 1999 the Company withdrew from TMT on the grounds of inadequate commerciality

Sangatta Sangkimah
East Kalimantan

On December 8, 1995 CityView's then wholly owned subsidiary Western Sangkimah NL ("Western") was assigned an 87.5% interest in a TAC for the Sangkimah oilfield which lies within a Pertamina concession area known as Sangatta.

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

Indonesian Government Regulation

The Company may either sell its production on the international market or opt to sell it domestically. There is a commitment to sell 25% of any oil production domestically (called Domestic Market Obligation) at 15% of the crude price. This commitment is imposed in the terms of all PSCs and does not vary between PSCs. This commitment becomes effective after the first 60 months of production. As the fields have not reached a level of commercial production, the commitment does not currently apply. There are no constraints on production. Indonesia has no exchange controls; therefore, foreigners are able to move funds freely in and out of the country through accounts denominated in local foreign currency.

On all projects in which a company into a PSC with Pertamina, it is obligated to:

        o Conduct an environmental baseline assessment at the beginning of its activities.
        o Take the necessary precautions for protection of ecological systems, navigation and fishing, and prevent extensive pollution of the area, sea or rivers as the result of operations undertaken under the work program.
        o After the expiration or termination or relinquishment of any contract area, or abandonment of any field, remove all equipment and installations from the area in a manner acceptable to Pertamina, and perform all necessary site restoration activities in accordance with applicable government regulations, the costs of which are treated as operating costs and are thus cost recoverable, through project revenues.

The Company considers these environmental obligations to be a part of its policy of good oil field practice and further acknowledges that the terms are considered normal throughout the world. Further, the Company believes that the foregoing obligations will not have a material impact on the Company's operations.

B2B E-Commerce Investment

In January 2000, CityView agreed to acquire certain rights to take up a strategic interest in Sands Solutions Group Pty Ltd ("Sands Solutions"), a developer of integrated B2B applications. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan under the security of a fixed and floating charge over Sands Solutions, with the right to convert the loan into equity upon conclusion of extensive due diligence and an independent valuation. To date, CityView has advanced AUD$3 million under the terms of the loan. The outcome of this valuation and the due diligence investigations will determine the level of equity that CityView ultimately acquires in Sands Solutions and its price. The extensive due diligence will enable CityView to limit its risk whilst at the same time earning interest on monies advanced. Simultaneously the maximum amount payable under the agreement for a 40% interest has been capped at AUD$20 million. By capping the entry costs and extending the due diligence period, CityView has, to a degree, insulated itself from market fluctuations. The acquisition by CityView of any interest in Sands Solutions above 10% requires that a Prospectus be filed by CityView with Australian Stock Exchange Limited in accordance with the requirements of the Australian Securities and Investments Commission. While the filing of such Prospectus does not generate comments, it does require accuracy of all material information so as to avoid director's personal liability for material misstatements.

The Heads of Agreement was negotiated on an arms-length basis between the directors of each corporation not having any overlapping interest in the other corporation. Similarly the due diligence of Sands Solutions is being conducted by the independent directors of each Company.

This manner of proceeding has been necessary due to the fact that a family trust of CityView's CEO used to own fifty percent of Sands and McDougall and owns one-third of Sands Solutions. The trustee of the Smyth family trust is Salant Nominees Pty Ltd and its two directors are Peter Mark Smyth and his wife Jennifer Lee Smyth. Mr and Mrs Smyth control the family trust in their capacity as its sole two directors. Also, Mr Smyth was a director of both Sands and McDougall and Sands Solutions although he is no longer a director of either.

To avoid potential conflicts the directors representing CityView in dealings with Sands Solutions are its independent directors Peter John Augustin Remta and Leslie Robert Maurice Friday while Sands Solutions is primarily represented by Paul William Keogh, one of its directors.

CityView anticipates that the outcome of the independent valuation and due diligence investigations will determine the level of equity that CityView ultimately acquires in Sands Solutions and its price. CityView anticipates that payment for the acquisition of an equity interest will be accomplished through conversion of the AUD$3 million loan to Sands Solutions and through further funds it may be able to receive from private placements of CityView's shares with otherwise unaffiliated third parties.

CityView raised the AUD$3 million that has been lent to Sands Solutions, in part, by issuing 7,300,000 CityView shares in January 2000 to private placement participants for proceeds of AUD$3,613,500 with these shares (once issued) then representing approximately 20% of all outstanding CityView shares and with no one participant (or group of participants acting in concert) being or becoming a principal stockholder of CityView.

History of Sands Solutions

In 1994 Sands & McDougall, a Western Australian office supplier, successfully evolved a B2B solution for its largest customers such as Alcoa and Caterpillar who wished to reduce their procurement costs.

As business grew Sands Solutions was established in 1994 to meet the expanding demand. After prototype electronic-data interchanges, a closed-loop integrated processing system called Smart Clips was developed. Initial installations were based on client/server technologies, but since then new systems have been introduced that are true internet/intranet applications with benefits in terms of ease of use, security and integration to existing accounting systems.

The primary target for the application of Smart Clips are existing ERP (Enterprise Resource Planning) suites. Most ERP suites were installed in the 1990's at a high capital cost to organizations implementing them. These suites primarily support unsynchronized batch oriented data exchange, whereas
e-business requires near real-time message exchanges. Architecturally, most of the installed bases of ERP suites are not capable of effectively supporting e-business initiatives. As businesses are reluctant to write-off their large investment in ERP suites, they are actively seeking to leverage it. Smart Clips applications enable them to do this as they deliver greater functionality at a fraction of the capital and implementation cost of other recognised B2B e-procurement applications.

The e-procurement sector of the e-business services market is predicted to be the biggest growth sector over the next five years. According to the Boston Consulting Group, spending on e-commerce systems in Australia will grow from $17 billion in 2000 to $235 billion by 2005, with 22% of transactions being conducted online by 2005. Sound business fundamentals are the key characteristic of the present e-business revolution which is being led by "old economy" companies. Conventional businesses are taking the tools crafted in the dot-com boom and adapting them. Sands Solutions expects that the results over the next five years will be startling as e-business tools are used to streamline internal operations and make possible new business ventures that were previously unachievable.

Sands Solutions believes that it has a sustainable competitive advantage through the depth of its position in the e-procurement market which has been continually enhanced with each additional buy-side application released. The deepening of Sands Solutions' position will be further strengthened with the roll out of its m-commerce solution in the third quarter of 2001. The Smart Clips e-procurement solution is comparable to the emerging "peer to peer" B2B e-commerce models described in the Harvard Business Review, November-December 2000: the difference being that Smart Clips is a proven working solution, several years ahead of its competitors.

Originally Smart Clips was restricted to the customers of Sands & McDougall. Last year was the first time that Smart Clips was made available to the public. With dot com hype overheating the market in 2000, marketing of Sands Solutions products was deferred until 2001. The downturn in the world economy has turned attention to cost reduction rather than sales increase so that the timing appears right to market the applications.

The initial idea for the acquisition of an interest in Sands Solutions resulted from substantial negotiations between London Partners Australia Pty Ltd ("London") and Sands and McDougall personnel with London then presenting a proposal to CityView. Mr Smyth did not propose CityView's investment in Sands Solutions. Initially, London proposed an investment in Sands Solutions to Sands Solutions and after an extensive discussion between Mr. William Keogh of Sands Solutions and London's Victor Melville of London, London felt that CityView, then being a NASDAQ and Australian Stock Exchange Limited ("ASX") listed company, was a good candidate to propose an acquisition with London feeling that such stock exchange listing(s) would give CityView a better opportunity than a non-public company to raise funds for such acquisition. London then made such suggestion to CityView after it (London) had both initiated, negotiated and orchestrated the proposed transaction.

The relationship between London and CityView is a business relationship whereby London assists CityView in its private placements in its capacity as a licensed securities dealer that assists in raising funds for various corporations in the normal course of its business while also providing corporate consulting advice. London is otherwise unaffiliated with either CityView or Sands Solutions.

The proposed investment in Sands Solutions is intended as an expansion of CityView business and not as a change of business operations, as CityView remains actively engaged in energy operations as indicated herein.

C.   Organizational structure

The Company conducts its operations through itself and its wholly owned subsidiary CityView Asia Pty Ltd.

During 2000 the Company deregistered five of the Company's subsidiary companies as these companies were inactive and superfluous to the Company's requirements. The names of these companies were: Western Akar Petroleum Pty Ltd; Western Wisesa Petroleum Pty Ltd; Western Nusantara Energi Pty Ltd; Western Resources NL; and Western Sangkimah NL. Another two of the Company's former subsidiaries (Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd) are no longer subsidiaries of the Company as these companies are now controlled by Pt Medco Energi Corporation which now owns 75% of the shares in each of these companies.

D.    Property, plant and equipment

Particulars of oil leases

Madura - Medco Madura Pty Ltd and Simenggaris - Medco Simenggaris Pty Ltd The Company's wholly owned subsidiary CityView Asia Pty Ltd owns 25% of Medco Madura Pty Ltd and 25% of Medco Simenggaris Pty Ltd since May 26, 2000 having previously owned (since December 31, 1999) 100% of such properties.

Executive address

On May 1, 2000 the Company relocated its offices to leased premises at 63 Burswood Road, Burswood, Western Australia, telephone: (61 8) 6250 9099, fax:
(61 8) 6250 9088, email: info@cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A.   Operating results

The current financial period is for the twelve months ended December 31, 2000. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals ("Australian GAAP") which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2000, 1999, and 1998 are disclosed in footnote 26 to the financial statements contained herein.

The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the financial periods ended December 31, 2000, 1999, and 1998..

Principal Activities

The principal activities of the Company during the financial year were investments in energy, electronic commerce and most recently telecommunications.

Results of operations

The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2000, 1999, and 1998 are disclosed in footnote 26 to the financial statements contained herein.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999.

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$5,537,576 compared to a loss of AUD$11,095,107 for the previous financial year. The decrease in operating loss resulted primarily by the decrease in the write off of exploration costs of approximately AUD$4,800,000, a decrease in loss on disposed subsidiary of AUD$1,200,000, and a decrease in interest expense of approximately AUD$920,000 because of conversion of debentures in 1999 offset by an increase in selling, general and administrative costs of approximately AUD$1,400,000.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

The Company's gross revenues for the year ended December 31, 1999 were AUD$208 as compared to AUD$335,980 for the year ended December 31, 1998.

There was no operating revenue from operations in Indonesia for both the year ended December 31, 1999 and December 31, 1998.

The Company incurred an operating loss before tax of AUD$11,095,107 in the year ended December 31, 1999 compared to a loss of AUD$20,362,087 in the year ended December 31, 1998. The decrease in operating loss resulted primarily from the loss on disposal of a subsidiary of AUD$12,673,100 in 1998 offset by an increase of write-off of exploration expenditures in 1999 of AUD$2,465,587.

The  Company  disposed  of  subsidiaries   engaged  in  unprofitable   ventures,
principally oil and gas exploration projects. All costs incurred by the subsidiaries were written off as incurred. The impact on the Company's future results of operations, financial position and liquidity resulting from the disposal of these subsidiaries will be nil.

The  Company   wrote-off   exploration   costs  of  AUD$4,786,387  in  1999  and
AUD$2,320,000 in 1998. These costs related to properties in Indonesia. The Company wrote off these costs because these areas were determined to be non-economic because the production costs would exceed any expected revenues.

Dividends

The directors did not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year.

Review of Operations

Although a fairly extensive description of the operations of the Company is included in the Business overview which precedes this report a summary of the pertinent aspects of those operations is contained in this Item 5.

Energy

On 25 January 2000 agreements were signed between CityView and PT Medco Energi Corporation TBK ("Medco") by which Medco undertook the supervision and payment for extensive work under a new works program for the Madura and Simenggaris blocks in return for it acquiring an interest of 75% in each of those blocks. The new work program and accompanying budget has been agreed between Medco and Pertamina (which is the Indonesian state owned oil and gas organisation
Perusahaan Pertambangan Minyak Dan Gas Bumi Negara) as required by the subscription agreements entered into by CityView and Medco.

The Company holds its interest of 25% in each of those blocks through its wholly owned subsidiary of CityView Asia Pty Ltd and neither the Company nor that subsidiary is currently required to contribute towards any of the cost of the new work programs in developing the Madura and Simenggaris blocks.

Extensive reappraisal of seismic data and geological and geophysical studies have been carried out by Medco on both blocks. As a result of the reappraisal undertaken by Medco it has been decided to slightly vary the proposed drilling locations on the three selected prospects known as Sebaya, Karasan and Pidawan.

As part of the acquisition of its interest in Block SC41 all contributions to expenses of the current work program of two wells (which includes Rhino) within the block will be met on behalf of the Company by MMC Exploration & Production (Philippines) Pte Ltd which is a subsidiary of Malaysia Mining Corporation Berhad, the largest shareholder of CityView.

The consideration for the acquisition was the issue to ASAB Resources Limited as vendor of 2,200,000 million shares in the capital of the Company valued at US$1,100,000 for each percentage point interest. This is a lower rate than the price paid to CityView by Malaysia Mining Corporation Berhad in December 1999 of US$1,133,333 for each percentage point based on a Gaffney Cline valuation of US$17,000,000 for a 15% working interest in Block SC 41. The interest sold by CityView to Malaysia Mining Corporation Berhad in Block SC 41 was not free carried.

Business to Business E-Commerce

Early in 2000, CityView negotiated an entry into the e-commerce industry through Sands Solutions. As a result the Company agreed to make commercial loans to Sands Solutions against the security of a registered fixed and floating charge over Sands Solutions with the intention of converting the loans into equity upon conclusion of an extensive due diligence study and independent valuation. So far the Company has advanced AUD$3 million to Sands Solutions under the terms of the loan.

The  outcome  of this  valuation  and the due  diligence  investigations  by the independent directors will determine the level of equity that CityView ultimately acquires in Sands Solutions and the price that it pays for the acquisition. As Mr Smyth is a former director of Sands Solutions and his family trust has a one third equity interest in that company he is not involved in the due diligence process.

In November 2000, expansion to Europe took place through the Company and Sands Solutions acquiring a joint interest of 51% in Primeorder AG ("Primeorder") which has its headquarters in Hamburg, Germany. CityView has an interest of 25% in Primeorder with Sands Solutions holding the balance of 26%. Primeorder AG has been established to market the e-commerce applications of Sands Solutions throughout Europe. The marketing focus of Primeorder AG will be on the unique interface of Sands Solutions' Smart Clips ("Supply Management Advanced Resourcing Tools, Closed Loop Integrated Processing System") with existing computer systems. Particular emphasis will be on the integration of Smart Clips and SAP R/3.

Min-Tech 8 Limited

The Company has 6,270,000 shares and a like number of options in Min-Tech 8 Limited ("Min-Tech") which is an Australian listed public company trading on Australian Stock Exchange Limited under the code MTC.

The products and services provided by Min-Tech include high speed and capacity data transmission (with band widths for carriage) and connections to mainstream telecommunications facilities. It is also a leading provider of microwave networks for clients including Qantas Airways, Ansett Australia Airlines, the Victorian Police, Motorola and NEC.

The Company's investment in Min-Tech makes it the second largest individual holder of shares and options.

The investment in Min-Tech has cost AUD$701,300 being the acquisition of 3,670,000 shares and options in November 2000 for AUD$550,500 and a further 2,600,000 shares and options for $AUD150,800 in March 2001. The options are convertible into fully paid ordinary shares in Min-Tech on or before 31 December 2004 at a price of $AUD0.20 each.

Because of the nature of the investment the directors have valued the holding of the Company in Min-Tech at cost without any provision for diminution.

Employee Share and Option Benefits

The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company has issued 2,000,000 options under the Plan exercisable at $AUD0.80 until 14 June 2001.

Options

At the date of this report there are on issue 540,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $AUD0.76 each on or before 30 June 2001 and 3,400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $AUD1.62 each on or before 31 December 2001.

In addition, the Company on 8 November 2000 issued 4,900,000 options to London Partners Australia Pty Ltd which were exercisable on or before 14 June 2001 at a price of $AUD0.80 each. Of these, 982,500 options were exercised and the remaining 3,917,500 options were subsequently cancelled by mutual agreement on 14 February 2001.

The Company on 16 February 2001 issued 3,500,000 options to London Broking Services Pty Ltd exercisable on or before 30 April 2001 at a price of $AUD0.70 each but on 1 March 2001 the Company by mutual agreement with the holder agreed to cancel 2,000,000 of those options leaving 1,500,000 of those options still on issue.

On 2 March 2001 the Company issued to London Broking Services Pty Ltd another 2,000,000 options exercisable on or before 31 March 2001 at a price of $AUD0.50 each.

In order to secure the exercise of these options for the purposes of providing additional capital, the Company on 16 February 2001 and 1 March 2001 entered into agreements with London Partners Australia Pty Ltd under which that company would procure and ensure that the options would be exercised. These agreements were subject to the price of shares in CityView remaining at certain specified levels which has not been achieved.

In spite of the price of the shares not achieving those levels London Partners Australia Pty Ltd has arranged the exercise of a total of 1,300,000 options to raise $AUD650,000 as additional capital.

The directors are presently negotiating with London Partners Australia Pty Ltd to arrange for additional options to be exercised.

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

The average official government released Indonesian inflation rates for the seven years beginning 1994 were as follows:


                       1994     1995    1996     1997     1998   1999    2000

Inflation Rates %      9.24     8.64    6.47   11.05     77.63   2.01    9.35

It is the policy of the directors to regularly monitor the cost of operations on a per barrel basis in respect to viability of individual projects and will take any necessary actions.

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

Likely Developments and Expected Results of Operations

Information on likely developments and expected results of operations (ie financial forecasts and/or forward looking information) of the consolidated entity has not been included in this report management considers such information to be commercially sensitive and/or confidential and/or not subject sufficient certainty.

Indemnification of Officers and Auditors

During the financial year, the Company paid a premium in respect of a contract insuring the directors, the company secretary and all executive officers of the Company and of any related body corporate against a liability incurred as a director, secretary or executive officer to the extent permitted by the Corporations Law. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or director of the Company or any related body corporate against a liability incurred as an officer or auditor.

B.   Liquidity and capital resources

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

At December 31, 2000, the Company had working capital of AUD$531,613 compared to a working capital deficit of AUD$2,072,377 at December 31, 1999.

Cash flow used in operating activities increased from AUD$1,982,595 in the year ended December 31, 1999 to AUD$2,854,435 in the year ended December 31, 2000. The primary differences for increase in funds used was for marketing fees, brokerage fees and corporate advisory fees.

Cash flow used for investing increased from AUD$ nil for the year ended December 31, 1999 to AUD$4,000,147 in the year ended December 31, 2000. This increase in funds used for investing activities was primarily due to increased payments for acquisition, exploration, evaluation and development of oil fields. A loan of AUD$2,500,000 was advanced to Sands Solutions during the year ended December 31, 2000.

The Company generated cash flows from financing activities of AUD$7,679,977 in the year ended December 31, 2000 compared to AUD$1,992,771 in the year ended December 31, 2000. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placements and the conversion of share options into ordinary share capital of the Company.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998.

For the year ended 1999 the Company agreed to allot 75% interest in its Indonesia oil and gas properties to Medco, in consideration of Medco carrying out and paying for the new work programs. Accordingly, the Company has no planned expenditures for its Indonesian oil and gas properties for fiscal 2000 and 2001.

At December 31, 1999, the Company had a working capital deficit of AUD$ 2,072,377 compared to AUD$15,431,298 at December 31, 1998. This decrease in working capital deficit resulted mainly from the settlement of debt to MMC.

Cash flow used in operating activities decreased from AUD$2,495,512 in the year ended December 31,1998 to AUD$1,982,595 in the year ended December 31, 1999. The primary differences for decrease in funds used was due to the slow down of activity, mainly in Jakarta.

Cash flow used for investing decreased from AUD$9,402,910 for the year ended December 31, 1998 to AUD$ nil in the year ended December 31, 1999. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields. Due to oil prices during 1998/1999 exploration expenditure was cut back and a greater emphasis placed on reducing debt and restructuring the Company primarily through agreement with Medco.

The Company generated cash flows from financing activities of AUD$1,992,771 in the year ended December 31, 1999 compared to AUD$10,022,062 in the year ended December 31, 1998. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placements and the conversion of share options into ordinary share capital of the Company and loans from related party of AUD$5,951,600 in 1998.

For the period from December 31, 1999 through June 2000, AUD$660,000 of debentures were converted into shares capital. The Company also raised additional equity capital of AUD$9,808,000 and AUD$1,662,000 of proceeds were received from the exercise of options. Accordingly, working capital increased by AUD$12,130,000 as a result of these transactions.

C.   Research and development, patents and licences
Not applicable

D.   Trend information
Not applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   Directors and senior management

Name                               Age      Position

Peter Mark Smyth                   61       Chief Executive Officer and Director

Peter John Augustin Remta          59       Director and Chairman of the
                                             independent audit committee

Leslie Robert Maurice Friday       63       Director and member of the
                                             independent audit committee

Warren Martin Baillie              29       Secretary, Chief Financial Officer
                                             and General Counsel and member of
                                             the independent audit committee

All directors hold office until the next annual general meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, resignation or removal from office.

Directors

The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Peter Mark Smyth - Chief Executive Officer

Mr Smyth holds a masters degree in jurisprudence from Oxford University. After admission as an attorney in London, he worked for Arthur Andersen in Sydney and then Price Waterhouse as a taxation specialist. In 1969 Mr Smyth became the company secretary and treasurer of the Australian branch of the Selection Trust Group (now BP Minerals). Since leaving Selection Trust some 25 years ago, Mr Smyth has founded and developed a number of successful companies in various parts of the world. He has been Chief Executive of CityView since 1996 and is a non-executive director of Sands Solutions.

Peter John Augustin Remta - Chairman

Mr Remta practiced as a lawyer for many years in the fields of corporate and mining law. He has extensive experience in the direction and management of public companies and was appointed a director of CityView on 6 May 1987. Mr Remta was for some time the Honorary Consul General for the Philippines in Western Australia and has held a number of public company directorships. He is chairman of the Company's independent audit committee.

Leslie Robert Maurice Friday

Mr Friday has extensive business interests and a long record of proven investments. He founded and for many years ran a large and successful property development and home building group which was regarded as an industry leader. By the time Mr Friday sold the group it had started expanding into property developments in Asia as well as throughout Australia. He has served on the governing bodies of building and industry organizations and other company boards involving various business and investment activities. Mr Friday was a director of CityView from May 1987 to September 1996 and was reappointed a director on 1 January 2000. He is a member of the Company's independent audit committee.

Warren Martin Baillie - Secretary, Chief Financial Officer and General Counsel ^ Mr. Baillie's experience has been in both financial and legal arenas. He recently practiced as an attorney in the areas of commercial and corporate law with the large independent law firm Jackson McDonald. He has also worked with the Perth office of Ernst & Young, Chartered Accountants. Mr. Baillie's qualifications include a Bachelor of Commerce degree from the University of Western Australia and a Bachelor of Laws degree from Murdoch University of Western Australia. He is a member of the Company's independent audit committee and was appointed Secretary, Chief Financial Officer and General Counsel of the Company in May of 2000.

All of the above officers have been in office since the start of the financial year to the date of this report.

[Peter Remta and Mark Smyth will advise which profile they want included in 2000 20F]

B.   Compensation

Remuneration of Directors

The remuneration of all directors is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed with regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was :

  Name              Base fee               Other fees           Incentives
                    $                      $                    (Options)
  P M Smyth         10,000                 213,825  (1)         700,000
  P J A Remta       10,000                  41,090              500,000
  L R M Friday      10,000                 -                    200,000

(1)      See also Item 7B hereinafter.

Mr P M Smyth is an executive director of the Company while the other two directors are non- executive.

The options accruing to the directors were issued under the Employee Share Plan and have been valued at 37 cents each using the Black Scholes Model. The Company's Employee Share Plan is described in Item 6.E.

No amount of money has been set aside by the Company to provide pension or similar benefits for its officers and directors.

C.   Board practices

The board of directors resolved on 14 June 2000 to formalize the terms of reference of the board audit committee. The board has adopted a formal audit charter with the primary objective of assisting the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries and the quality and integrity of the financial reporting.

D.   Employees

At December 31, 2000 the Company had 5 full time employees at its registered office in Australia. Much of the Company's work is undertaken by consultants on a per diem basis.

E.   Share ownership

See Item 7A Major shareholders

Employee Share Plan

The Company has an Employee Share Plan (which includes an Incentive Option Plan) that was approved by shareholders at the Annual General Meeting held on 31 May 2000.

On 14 June 2000 the Company issued a total of 2,000,000 options under the Incentive Option Plan forming part of the Employee Share Plan. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of AUD$0.80 each on or before 14 June 2001. All of the options remained unexercised and on issue as at 31 December 2000.

Of the total number of options issued, 700,000 options were issued to Mr P M Smyth, 500,000 options were issued to Mr P J A Remta and 200,000 options were issued to Mr L R M Friday. In addition 500,000 options were issued on trust to Messrs Friday and Remta for future distribution to employees at the discretion of the directors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   Major shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of ten percent or more of the Company's shares, each director and officer individually and the directors and officers as a group. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Name and address                    Number of     Position            Percent of
of owner                            Shares                                Class
--------------------------------------------------------------------------------


Peter Mark Smyth                    196,084     Director and
19 View Street                                  Chief Executive               *
Peppermint Grove 6011                           Officer
Western Australia

Peter John Augustin Remta           66,233      Non executive Director        *
34 Karoo Street
South Perth 6151
Western Australia

Leslie Robert
Maurice Friday                      74,590      Non executive Director        *
1/24 Marjorie Avenue
Shelley
Western Australia

Warren M Baillie                    12,000      Secretary/General Counsel/    *
3 Bennetts Place                                 Chief Financial Officer
Sorrento      6020
Western Australia

Malaysia Mining Corporation
Corporation Berhad.
32nd Floor, Menara PNB
201A Jalan Tung Razak
Kuala Lumpur 50400
Malaysia                            8,616,188 (1                         17.67 %

All officers and directors
as a group (4 persons)                                                        *

(1) Includes an additional 6,624,790 Ordinary Shares issued on July 11, 2000 subject to an irrevocable contractual agreement made to Malaysia Mining Corporation Berhad for consideration received.

Based on 48,764,516 shares outstanding as of March 16, 2001.

* Represents less than 1%

B.   Related party transactions
Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company made a loan of AUD$2,500,000 to Sands Solutions during the year and has charged Sands Solutions interest on that loan at 7%.

On 1 February 2001 and 10 April 2001 the Company advanced further amounts of AUD$250,000 to Sands Solutions under the existing loan arrangements, increasing the loan to Sands Solutions to AUD$3 million.

Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 19 April 1999 for the provision of management services. Fees paid during the financial year at normal commercial rates were AUD$213,825 compared to AUD$180,000 in the previous year.

Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provides consultancy and corporate management services to the Company under a consultancy agreement reduced to writing and dated 1 February 2001. Fees paid during the financial year at normal commercial rates were AUD$41,090.

There are no additional interests of management in transaction involving the Company except for those stated herein or in Item 17- notes to financial statements.

C.   Interests of experts and counsel
     Not applicable

ITEM 8.  FINANCIAL INFORMATION.

A.   Consolidated Statements and Other Financial Information

Reference is made to "Item 17. Fiancial Statements" for the financial statements included in this annual report.

Legal proceedings

The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person or firm.

A claim asserted by Consolidated Securities SA ("CSSA") for fees of (pound)78,795.62 (AUD$196,841.42) was settled on September 21, 2000 and in accordance therewith the Company was required to issue and did issue 104,000 of its ordinary shares to CSSA and in addition was required to and has paid, on September 21, 2000, CSSA the sum of US$65,630. As a result, a District Court Order dismissing such action was filed on October 12, 2000.

To date, the Compnay has not paid a dividend. The declaration, amount, and date of distribution o fany dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

B.   Significant changes

On 1 February 2001 and 10 April 2001 the Company advanced amounts of AUD$250,000 to Sands Solutions under the loan arrangements heretofore disclosed which increased the loan to Sands Solutions to AUD$3,000,000.

On 14 February 2001 the Company by agreement with the holders cancelled 3,917,500 options which were exercisable at AUD$0.80 each on or before 14 June 2001 and on 16 February 2001 it issued another 3,500,000 options exercisable at AUD$0.70 each on or before 30 April 2001.

On 1 March 2001 a total of 2,000,000 of these new options were cancelled by agreement between the Company and the holders and on 2 March 2001 the Company issued another 2,000,000 options exercisable at AUD$0.50 each on or before 31 March 2001.

As a result of these transactions a total of 1,300,000 options has already been exercised since 31 December 2000 to raise AUD$650,000 as working capital for the Company.

These transactions were entered into for the purposes of enabling the Company to raise additional working capital at prices more reflective of the prevailing market price of its shares.

The financial effects of the transactions referred to in this item will be included in the Company's accounts for the year ended 31 December 2001.

ITEM 9.  THE OFFER AND LISTING.

Not applicable

ITEM 10.  ADDITIONAL INFORMATION.

A.   Share capital
     Not applicable

B.   Memorandum and articles of association
     This information has been previously provided.

C.   Material contracts

Primeorder AG
In November 2000 the Company entered an agreement with Sands Solutions under which the Company acquired a beneficial interest of 25% in Primeorder AG which is a marketing company established in Hamburg, Germany to market the e-commerce applications of Sands Solutions throughout Europe. Sands Solutions has a 26% interest in Primeorder AG.

As partial consideration for the Company's interest in Primeorder AG, the Company agreed to lend up to AUD$2,000,000 to Sands Solutions. This money will be used for the establishment and promotion of Primeorder AG. The extent of the payments and when they will be made to satisfy the loan will depend on how rapidly Primeorder AG expands its business in Europe. The Company has already advanced AUD$332,251 to Sands Solutions for use by Primeorder AG with the advance forming part of the loan disclosed herein.

As further consideration for the acquisition of its interest in Primeorder AG, the Company issued 500,000 options in November 2000 to persons in Germany who are associated with Primeorder AG. The options are convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each on or before 14 June 2001.

Petroleum Permit Block SC41 - offshore Western Philippines
On 30 June 1999 CityView's wholly owned subsidiary, CityView Asia Pty Ltd, executed an agreement with Malaysia Mining Corporation Berhad ("MMC") for the transfer of the Company's 49% interest in MMC Exploration & Production (Philippines) Pte Ltd ("MMCEPPL") in full or partial satisfaction of the Company's then outstanding debt to MMC and to discharge the Deed of Charge of 4 February 1998. At the general meeting of the Company's shareholders on 30 December 19999, the shareholders approved the sale and the Deed of Charge was discharged on 24 January 2000.

In April 2000 the Company, through its subsidiary CityView Asia Pty Ltd, entered an agreement to acquire an interest of 2.5% in Block SC 41 from ASAB Resources Limited. As part of this acquisition all contributions to expenses of the current work program of two wells (which includes Rhino) within the block will be met on behalf of the Company by MMCEPPL. The consideration for the acquisition was the issue to ASAB Resources Limited as vendor of 2,200,000 million shares in the capital of the Company valued at US$1,100,000 for each percentage point interest. This is a lower rate than the price paid to CityView by MMC in 1999 of US$1,133,333 for each percentage point based on a Gaffney Cline valuation of US$17,000,000 for a 15% working interest in Block SC 41. Additionally the interest sold by CityView to MMC in Block SC 41 was not free carried.

Indonesia - Madura and Simenggaris
25 January 2000, agreements were signed between the Company and PT Medco Energi Corporation Tbk ("Medco") in respect of the Madura and Simenggaris Production Sharing Contracts. Under these agreements Medco will supervise and pay for the new work programs for the development and bringing into production of the oil and gas files covered by these contracts. The Company anticipates that from 2002 onwards each party will contribute on a pro-rata basis in accordance with their interests in each PSC, which are Medco 75% and CityView 25%.

Sands Solutions
In 2000 a heads of agreement was entered between CityView and Sands Solutions under which CityView acquired the rights to take up a strategic interest in Sands Solutions, a developer of integrated B2B applications. Under the terms of the heads of agreement, CityView agreed to make a commercial loan to Sands Solutions with the right to convert the loan into equity upon conclusion of extensive due diligence and an independent valuation.

Raeside Gold project
CityView's former subsidiary Copperwell Pty Ltd had a 10% interest in the Raeside Gold Project located approximately 10km east of Leonora in Western Australia covering an area of 168 square kilometers. In consideration for the discharge of all outstanding liabilities for the Raeside project, CityView entered an agreement on 5 November 1999 with Triton Resources Limited to sell its subsidiary Copperwell Pty Ltd to Triton Resources Limited.

Artane Minerals NL
CityView's former subsidiary Artane Minerals NL had a 97% interest in the Golden Spinifex and some adjoining tenements at Duketon which have been joint ventured to Johnson's Well Mining NL. On 1 December 1999 CityView entered an agreement with Yule River Mining Pty Ltd to sell its interest in Artane Minerals NL to Yule River Mining Pty Ltd.
                                      44(A)

D.   Exchange controls

Exchange controls and other limitations affecting security holders

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars except that all payments and cash transactions in excess of $5,000 to non-residents must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they be in the form of cash, dividends, capital or profits.

The Foreign Acquisitions and Takeovers Act ("Foreign Acquisitions Act") sets forth limitations on the rights of non-Australian residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

The Foreign Acquisitions Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if, after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein. The foregoing approval requirement applies to the following classes of persons: (i) any natural person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Act) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a non-resident's right to hold or vote the Company's securities.

E.   Taxation

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

The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFICs distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFICs undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFICs income computed under US tax accounting principals.

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

Taxation of Dividends

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

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

F.   Dividends and paying agents
     Not applicable

G.   Statement by experts
     Not applicable

H.   Documents on display

Persons having a right of inspection of the Company's records under the Australian corporations and securities legislation can inspect such records by contacting the Company's registered office at 63 Burswood Road, Burswood, Western Australia, Telephone: (61 8) 6250 9099, Fax: (61 8) 6250 9088, email: info@cityviewcorp.com.

I.   Subsidiary information
     Additional information not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.   Debt securities
     Not applicable

B.   Warrants and rights
     Not applicable

C.   Other securities
     Not applicable

D.   American depositary shares
     Not applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable

E.   Use of proceeds

     Not applicable

ITEM 15.  [RESERVED]



ITEM 16.  [RESERVED]


                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS.

                       CITYVIEW ENERGY CORPORATION LIMITED
                                 ACN 009 235 634

           Annual Report For The Financial Year Ended 31 December 2000




                                                                 Page Number

Auditors' Report                                                    F-2

Profit and Loss Statement                                           F-4

Balance Sheet                                                       F-5

Statement of Cash Flows                                             F-6

Notes to and forming Part of the Financial Statements             F-7-F-26

                           INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CityView Corporation Limited

        We have audited the accompanying consolidated balance sheets of CityView Corporation Limited as of December 31, 2000 and 1999 and the related consolidated statements of profit and loss, and cash flows for the years ended December 31, 2000, 1999, and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, the financial statements referred to above present fairly, the consolidated financial position of CityView Corporation Limited as of December 31, 2000 and 1999 and the consolidated results of its profit and loss and its cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with Australian generally accepted accounting principles.



                                                 /s/Feldman Sherb & Co, P.C.
                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
May 23, 2001

The accompanying financial statements have been prepared in accordance with Australian generally accepted accounting principles.

                          CITYVIEW CORPORATION LIMITED
                            PROFIT AND LOSS STATEMENT
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000






                                                                  Consolidated Entity                       Parent Entity
                                                                31-Dec-00     31-Dec-99     31-Dec-98    31-Dec-00   31-Dec-99
                                                        NOTE       AUD$          AUD$          AUD$          AUD$       AUD$


Operating profit (loss) before income tax                2       (5,537,576)  (11,095,107) (20,362,087) (5,506,962) (10,505,250)

Income tax attributable to operating profit (loss)       3                -             -            -           -            -
                                                              -------------- ------------- ------------ ----------- ------------

Operating profit (loss) after income tax                         (5,537,576)  (11,095,107) (20,362,087) (5,506,962) (10,505,250)

Outside equity interests in operating profit (loss)                       -             -            -           -            -
                                                              -------------- ------------- ------------ ----------- ------------

Operating profit (loss) after income tax
   attributable to members of the parent entity                  (5,537,576)  (11,095,107) (20,362,087) (5,506,962) (10,505,250)

Accumulated losses at the beginning of the
   financial year                                               (39,399,202)  (28,304,095)  (7,942,008)(39,429,816) (28,924,566)
                                                              -------------- ------------- ------------ ----------- ------------

Accumulated losses at the end of the                            (44,936,778)  (39,399,202) (28,304,095)(44,936,778) (39,429,816)
                                                              ============== ============= ============ =========== ============
   financial year






      Notes to and forming part of the financial statements are included on pages F-7 to F-26.

                          CITYVIEW CORPORATION LIMITED
                                  BALANCE SHEET
                                31 DECEMBER 2000


                                                                           Consolidated Entity                   Parent Entity
                                                                         31-Dec-00      31-Dec-99        31-Dec-00     31-Dec-99
                                                               NOTE         AUD$           AUD$             AUD$          AUD$



CURRENT ASSETS
Cash                                                                       822,559         11,679         822,551             -
Receivables                                                      7               -          4,115               -             -
                                                                   -------------------------------     -----------------------------

TOTAL CURRENT ASSETS                                                       822,559         15,794         822,551             -
                                                                   -------------------------------     -----------------------------

NON CURRENT ASSETS
Receivables                                                      8      10,225,105              -      14,845,105     7,442,800
Investments                                                      9         550,500              -         550,510            10
Property, plant and equipment                                   10           9,723              -           9,723             -
Acquisition, exploration and development                        11       4,620,002      7,563,651               -             -
                                                                   -------------------------------     -----------------------------

TOTAL NON CURRENT ASSETS                                                15,405,330      7,563,651      15,405,338     7,442,810
                                                                   -------------------------------     -----------------------------

TOTAL ASSETS                                                            16,227,889      7,579,445      16,227,889     7,442,810
                                                                   -------------------------------     -----------------------------

CURRENT LIABILITIES
Accounts payable                                                12         290,946      1,419,561         290,946     1,310,169
Borrowings                                                      13               -        668,610               -       671,981
                                                                   -------------------------------     -----------------------------

TOTAL CURRENT LIABILITIES                                                  290,946      2,088,171         290,946     1,982,150
                                                                   -------------------------------     -----------------------------

TOTAL LIABILITIES                                                          290,946      2,088,171         290,946     1,982,150
                                                                   -------------------------------     -----------------------------

NET ASSETS/(LIABILITIES)                                                15,936,943      5,491,274      15,936,943     5,460,660
                                                                   ===============================     =============================

SHAREHOLDERS' EQUITY
Share capital                                                   14      60,873,721     44,890,476      50,318,271    44,890,476
Reserves                                                        15               -              -               -             -
Accumulated losses                                                     (44,936,778)   (39,399,202)    (34,381,328)  (39,429,816)
                                                                   -------------------------------     -----------------------------
Shareholders' equity attributable to the
members of the parent entity                                            15,936,943      5,491,274      15,936,943     5,460,660
                                                                   -------------------------------     -----------------------------

TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                    15,936,943      5,491,274      15,936,943     5,460,660
                                                                   ===============================     =============================


   Notes to and forming part of the accounts are included on pages F-7 to F-26

                          CITYVIEW CORPORATION LIMITED
                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000





                                                                  Consolidated Entity                          Parent Entity
                                                                31-Dec-00    31-Dec-99    31-Dec-98       31-Dec-00     31-Dec-99
                                                        NOTE       AUD$         AUD$         AUD$             AUD$          AUD$
Cash Flows From Operating Activities
Interest received                                                   139,119          205      10,187      139,119           205
Interest and other costs of finance paid                           (607,455)     (11,040)     (4,667)    (607,455)       (3,635)
Payments to suppliers and employees                              (2,386,099)  (1,971,760) (2,501,032)  (2,386,099)   (1,993,850)
                                                               --------------------------------------    ---------------------------

Net cash provided (used) by operating activities       20(d)     (2,854,435)  (1,982,595) (2,495,512)  (2,854,435)   (1,997,280)
                                                               --------------------------------------    ---------------------------

Cash flows from investing activities
Loan to Sands Solutions.com Pty Ltd ("Sands Solutions")          (2,500,000)           -           -   (2,500,000)            -
Payment for the development of oil fields                          (949,647)           -           -     (949,647)            -
Payment for investment in listed corporation.                      (550,500)           -           -     (550,500)            -
Payment for the acquisition, exploration,
   evaluation and development of oil fields                               -            -  (9,402,910)           -             -
                                                               --------------------------------------    ---------------------------

Net cash provided/(used) by investing activities                 (4,000,147)           -  (9,402,910)  (4,000,147)            -
                                                               --------------------------------------    ---------------------------

Cash from financing activities
Proceeds from the issue of shares                                 7,679,977    1,992,771   2,431,118    7,679,977     1,992,771
Proceeds from the issue of debentures                                     -            -   1,639,344            -             -
Loans from related party                                                  -            -   5,951,600            -             -
Repayment of loan from related party                                      -            -           -            -             -
                                                               --------------------------------------  ---------------------------

Net cash provided/(used) by financing activities                  7,679,977    1,992,771  10,022,062    7,679,977     1,992,771
                                                               --------------------------------------  ---------------------------

Net increase (decrease) in cash                                     825,395       10,176  (1,876,360)     825,395        (4,509)
Cash at the beginning of the financial year                          11,679        1,503   1,882,576       (3,371)        1,138
Adjustment re cash held in entities disposed                        (14,515)           -      (4,713)         527             -
                                                               --------------------------------------    ---------------------------
Cash at the end of the financial year                  20(a)        822,559       11,679       1,503      822,551        (3,371)
                                                               ======================================    ===========================







   Notes to and forming part of the accounts are included on pages F-7 to F-26

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000



1.       Statement of Accounting Policies

     Significant Accounting Policies

     Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     (a) Foreign Currency

     All foreign currency transactions during the financial year have been brought to account using the exchange rate in effect at the date of the transaction. Monetary items in foreign currencies have been translated at the exchange rate existing at the balancing date. Exchange differences are brought to account in the profit and loss account in the period in which they arise.

     (b) Taxation

     The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the profit and loss statement is calculated on operating profit adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

     Future income tax benefits:

       (i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
       (ii)where they relate to tax losses are only brought to account when their realisation is virtually certain.

     (c) Acquisition, Exploration and Development Expenditure

     The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host countries and to some extent may be affected by the political stability of those countries. While the share of revenue from shareable oil and gas from the operations in Indonesia and the Philippines will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

     (d) Going Concern

     The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. The going concern convention has been adopted as agreements have been entered into under which the share of all expenditure for exploration and development of the areas of interest in Indonesia and the Philippines normally payable by the consolidated entity will in each case be met by outside joint venture partners. In addition arrangements have been made to raise sufficient funds to meet continuing operations of the consolidated entity. As at 31 December 2000 the consolidated entity and the parent Company had working capital of AUD$531,613 and AUD$531,605 respectively and net assets of AUD$15,936,943.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


     Summary of Accounting Policies (cont)

     (e) Depreciation

     All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

     (f) Investments

     Investments  in   controlled  entities  are  recorded  at  cost  and  other
     investments are carried at cost or valuation determined  by  the directors.

     (g) Accounts Payable

     Trade  payables   and  other  accounts  payable  are  recognized  when  the
     consolidated entity becomes obliged to make payments for the purchase of goods or services received.

     (h) Borrowings

     Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest payable on borrowings is recognized on an accrual basis.

     (i) Financial instruments issued by the Company

     Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual agreements.

     (j) Receivables

     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

     (k) Recoverable Amount of Non-current Assets

     Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

     (l) Principles of consolidation

     The consolidated accounts comprise the accounts of the Company and its controlled entity. A controlled entity is any entity controlled by the Company. Control exists where the Company has the capability to dominate decision making in relation to the financial and operating policies of another entity o that the other entity operates with the Company to achieve the objectives of the Company. A list of controlled entities is contained in Note 18.

     All inter-company balances and transactions between entities in the consolidated entity, including any unrealized profits or losses, have been eliminated on consolidation.

     Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

     (m) Sale of Western Resources NL

     The financial statements for the year ended 31 December 1998 included the effects of the sale for a note of AUD$325,786 made as of 18 December 1998 of the Company's 100% interest in Western Resources NL and its subsidiaries. The aggregate loss recorded as at 31 December 1998 of this transaction to the consolidated entity was AUD$12,673,100. During the year ended December 31 1999 the Company wrote off the note of AUD$325,786 due to uncollectibility.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


                                                             Consolidated Entity                    Parent Entity
                                                   31-Dec-00      31-Dec-99      31-Dec-98    31-Dec-00      31-Dec-99
                                                      AUD$           AUD$           AUD$         AUD$           AUD$
2.  Operating Profit/(Loss)
     The   operating   profit/(loss)   before
     income tax
     includes the following items of revenue
     and expense:
Proceeds from the sale of non current
investment                                                   -               3       325,786            -               3
Revenue - Operating
Sales                                                        -               -             -            -               -
Interest received on loan to Sands Solutions            63,095               -             -       63,095               -
Interest received - other parties                       76,024             205        10,194       76,024             205
Proceeds on sale of investments                              -               -             -            -         179,889
Foreign exchange gain                                   68,249               -             -       68,249               -
                                                  -------------------------------------------------------------------------
 Total Revenue                                         207,368             208       335,980      207,368         180,097


The shareholders of the Company on 30 December 1999 agreed to partially satisfy the debt to Malaysia Mining Corporation Berhad of AUD$14,861,564 by the sale to it of the Company's interest of 6.125% in the Petroleum Permit Block held under Service Contract 41 in offshore Philippines. This net interest in Service Contract 41 accrued to the Company through its shareholding of 49% in MMC Exploration & Production (Philippines) Pte Ltd. The sale was achieved by the Company transferring to Malaysia Mining Corporation Berhad all of its shareholding in MMC Exploration & Production (Philippines) Pte Ltd for a price of AUD$10,555,450. The interest of the Company in Service Contract 41 (represented by its shareholding in MMC Exploration & Production (Philippines) Pte Ltd) had been written down to a nil value. The sale of AUD$10,555,450 was recorded in the financial statements of the Company for the year ended 31 December 1999 as a capital contribution.


Expenses
General and administrative expenses                  1,728,903       3,910,909       3,727,582    1,698,289     4,413,816
Depreciation                                             2,184           9,097           8,446        2,184         8,252
Provision for doubtful debts                           854,850               -               -      854,850             -
Provision for doubtful debts in respect of
amounts receivable from controlled entities                  -               -               -            -     4,088,760
Interest expense                                        59,570         973,121         963,553       59,570       973,121
Loss on disposal of property, plant and
equpment                                                     -               -          12,002            -             -
Write off unidentified assets                                -               -          74,981            -             -
Marketing services                                   1,499,430               -                    1,499,430             -
Corporate public relations                             818,007               -                      818,007             -
Financial and brokerage services                        86,000               -                       86,000             -
Consultants services                                   696,000               -                      696,000             -
Loss on disposal of subsidiary                               -       1,201,388      12,673,100            -     1,201,388
Provision for diminution of investment                       -         214,413         689,095            -            10
Foreign currency translation losses                          -               -         228,508            -             -
Exploration expenditure written off                          -       4,786,387       2,320,800            -             -
                                                  -----------------------------------------------------------------------
 Total expenses                                      5,744,944      11,095,315      20,698,067    5,714,330    10,685,347
                                                  -----------------------------------------------------------------------
Net Income (Loss)                                   (5,537,576)    (11,095,107)    (20,362,087)  (5,506,962)  (10,505,250)
                                                  ========================================================================

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


                                                                Consolidated Entity                  Parent Entity
                                                      31-Dec-00     31-Dec-99      31-Dec-98    31-Dec-00    31-Dec-99
                                                         AUD$          AUD$           AUD$         AUD$         AUD$
3.  Income Tax
 (a)The prima facie income tax benefit on pre-tax
    accounting profit reconciles to the income tax
    benefit in the financial statements as follows:
      Operating Profit / (Loss)                       (5,537,576)   (11,095,107) (20,362,087)   (5,506,962)  (10,505,250)
                                                     ---------------------------------------------------------------------
Income tax expense/(benefit) calculated at 34% of
Operating profit for year ended 31 December 2000
and 36% for year ended 31 December 1999 and 1998      (1,882,775)    (3,994,239)  (7,330,351)   (1,872,367)    3,781,890

Permanent differences                                          -              -                          -             -

Tax loss now brought to account                                -              -                          -    (3,781,890)

Timing differences and tax losses not brought to
Account as future income tax benefits                  1,882,775      3,994,239   (7,330,351)     1,872,367            -
                                                     ---------------------------------------------------------------------
Income tax expense                                             -              -            -            -              -
                                                     ---------------------------------------------------------------------
(b) Future income tax benefits not brought to
account as assets                                     14,211,080     12,328,305   10,279,690     13,492,663    8,020,296
                                                     ---------------------------------------------------------------------
                                                      14,211,080     12,328,305  10,279,690     13,492,663     8,020,296
                                                     ---------------------------------------------------------------------

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:
  i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realized:
 ii)  conditions for deductibility imposed by the law are complied  with;  and
iii) no changes in tax legislation adversely affect the realization of the benefit from the deductions.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000

4.  Directors' Remuneration

The directors of the Company for the year ended 31 December 2000 were :

Peter Mark Smyth
Peter John Augustin Remta
Leslie Robert Maurice Friday

                                                                Consolidated Entity               Parent Entity
                                                           31-Dec-00   31-Dec-99  31-Dec-98  31-Dec-00 31-Dec-99  31-Dec-98
                                                              AUD$        AUD$       AUD$       AUD$      AUD$       AUD$
The aggregate of income paid or payable,or otherwise
made available, in respect of the financial year,
to all directors of the Company, directly or indirectly,
by the Company or by any related party.                                                        284,915   985,000      413,207
                                                                                           ------------------------------------

The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of each entity in the consolidated
entity, directly or indirectly, by the
entities in which they are directors or
by any related party.                                      284,915      985,000  413,207
                                                        -----------------------------------

The number of directors of the Company whose total income falls within each successive AUD$10,000 band of income;
           0 -   $  9,999                                      -             1               -             1          -
$10,000 -   $19,999                                            1             -               1             -          4
$50,000 -   $59,999                                            1             -               1             -          -
$60,000 -   $69,999                                            -             1               -             1          1
$220,000 - $229,999                                            1             -               1             -          -
$280,000 - $289,999                                            -             1               -             1          1
$630,000 - $639,999                                            -             1               -             1          -


All of the executives of the Company were also its directors during the financial year.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000

5.  Employee Share Plan

The Company has an Employee Share Plan (which includes an Incentive Option Plan) that was approved by shareholders at the Annual General Meeting held on 31 May 2000.

On 14 June 2000 the Company issued a total of 2,000,000 options under the Incentive Option Plan forming part of the Employee Share Plan. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of AUD$0.80 each on or before 14 June 2001. All of the options remained unexercised and on issue as at 31 December 2000.

                                                                  Consolidated Entity                Parent Entity
                                                                31-Dec-00     31-Dec-99            31-Dec-00    31-Dec-99
                                                                   AUD$          AUD$                 AUD$         AUD$
6.  Remuneration of Auditors
Amounts received, or due and receivable from the
Company and any related organisation for:
Auditing the financial statements                                 20,000         25,000             20,000         25,000
Other services                                                    15,000         20,000             15,000         20,000
                                                           -----------------------------       ---------------------------
                                                                  35,000         45,000             35,000         45,000
                                                           -----------------------------       ---------------------------

7.  Current Receivables
Prepayments and deposits                                               -              -                  -              -
Other debtors                                                    854,850          4,115            854,850              -
Provision for doubtful debt                                     (854,850)             -           (854,850)             -
                                                           -----------------------------       ---------------------------
                                                                       -          4,115                  -              -
                                                           -----------------------------       ---------------------------

On 28 February 2000 the Company acquired 1,000,000 shares and 250,000 warrants in CGX Energy Inc at a cost of AUD$1,676,150 which was lent to it by Azure
Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of AUD$2,531,000 and after settlement of the loan realised a profit of AUD$854,850. That profit has not yet been received from Azure Energy Fund Inc and consequently a provision for doubtful debt has been raised. The Company still holds the warrants but they have not been included in the financial statements as they have minimal value.

8.  Non Current Receivables
Loans to controlled entities                                           -              -          4,620,000             -
Loan to Sands Solutions                                        2,500,000              -          2,500,000             -
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd                                      7,725,105              -          7,725,105     7,442,800
                                                          ------------------------------       ------------------------------
                                                              10,225,105              -         14,845,105     7,442,800
                                                          ------------------------------       ------------------------------


The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

The loan to Sands Solutions is secured by a registered fixed and floating charge over all the assets and undertaking of that company. Its recoverability is reliant in the normal course of trading on the planned expansion of and increased revenues from the businesses conducted by Sands Solutions or the sale of those businesses and other assets of that company. It is considered that in the event of default a sale of those businesses and assets would realise sufficient funds to satisfy the loan. The directors would set off the loan against any purchase money payable for the acquisition by the Company of an interest in Sands Solutions.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000

                                                                    Consolidated Entity                Parent Entity
                                                                 31-Dec-00       31-Dec-99          31-Dec-00    31-Dec-99
                                                                    AUD$            AUD$               AUD$         AUD$
9. Non-Current Investments
At cost:
Shares in controlled entities - CityView Asia Pty
Ltd                                                                       -             -                 10           10
Shares and options in listed corporation                            550,500             -            550,500            -
                                                           -------------------------------     ---------------------------
                                                                    550,500             -            550,510           10
                                                           -------------------------------     ---------------------------

10.  Equipment
Equipment at cost                                                                                     11,907       24,752
                                                                     11,907        27,907
Less accumulated depreciation                                        (2,184)      (27,907)            (2,184)     (24,752)
                                                           -------------------------------     ---------------------------
                                                                      9,723                                -        9,723
                                                           -------------------------------     ---------------------------

11.   Acquisition, Exploration and Development
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest at cost:                                                 4,620,002     7,563,651                  -            -
                                                           -------------------------------     ---------------------------

                                                                  4,620,002     7,563,651                  -            -
                                                           -------------------------------     ---------------------------

The consolidated entity has entered into contracts to develop and operate oil fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries. The costs will be amortised over the life of the various projects once production commences. The ultimate recoverability of the acquisition costs and exploration and development expenditure is dependent upon the future development and successful exploitation or the possible sale of the respective areas of interest.

12.   Current Accounts Payable
Unsecured:
Trade creditors                                                     113,006       476,156            113,006      115,393
Accrued expenses                                                    177,940       943,405            177,940    1,194,776
                                                           -------------------------------     ---------------------------
                                                                    290,946     1,419,561            290,946    1,310,169
                                                           -------------------------------     ---------------------------

13.   Current Borrowings
Debentures                                                                -       668,610                  -      668,610
Other                                                                     -             -                  -        3,371
                                                           -------------------------------     ---------------------------
                                                                          -       668,610                  -      671,981
                                                           -------------------------------     ---------------------------


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


                                                                 Consolidated Entity               Parent Entity
                                                                31-Dec-00      31-Dec-99          31-Dec-00    31-Dec-99
14.   Share Capital                                                AUD$           AUD$               AUD$         AUD$
Ordinary fully paid shares on issue as at 31 December
2000 were 47,064,516 shares (1999: 29,025,216 shares)            60,873,721     44,890,476        50,318,271   44,890,476
                                                            -------------------------------     --------------------------
                                                                 60,873,721     44,890,476        50,318,271   44,890,476
                                                            -------------------------------     --------------------------

During the year ended 31 December 2000 the Company issued the following shares:


Date            Nature of Issue                               Issue price        Number of            Share capital
----            ---------------
                                                            for each share         Shares                         A$
                                                                ----------         ------                          -
19 01 00        Conversion debenture                             0.61              808,255     +                493,561
19 01 00        Conversion debenture                             0.53              312,735     +                165,593
19 01 00        Share issued                                     0.50            7,300,000     #              3,613,500
01 02 00        Option exercise                                  0.76              100,000                       76,000
02 02 00        Option exercise                                  0.76               10,000     *                  7,600
04 02 00        Option exercise                                  0.76               40,000                       30,400
07 02 00        Option exercise                                  0.76              200,000                      152,000
07 02 00        Option exercise                                  0.70              160,000     *                112,000
16 02 00        Option exercise                                  0.76              400,000                      304,000
05 03 00        Option exercise                                  0.70               10,000                        7,000
07 03 00        Option exercise                                  0.70               70,000                       49,000
09 03 00        Option exercise                                  0.76               10,000                        7,600
16 03 00        Option exercise                                  0.76              250,000                      190,000
22 03 00        Option exercise                                  0.76              200,000                      152,000
28 03 00        Option exercise                                  0.76               50,000                       38,000
07 04 00        Option exercise                                  0.70               10,000                        7,000
11 04 00        Shares issued for services                       1.00              500,000     *                500,000
11 04 00        Shares issued for services                       2.10            2,200,000     *              4,620,000
02 05 00        Option exercise                                  0.63              600,000                      376,800
02 05 00        Shares issued for services                       1.00              300,000     *                300,000
06 06 00        Shares issued for services                       0.86              900,000     *                774,000
01 09 00        Shares issued                                    1.45              424,310     #                615,250
05 09 00        Shares issued                                    1.45              617,500     #                895,375
11 09 00        Shares issued for services                       1.45              280,000     *                406,000
15 09 00        Shares issued for services                       1.45              200,000     *                290,000
21 09 00        Shares issued for services                       1.01              104,000     *                114,566
20 11 00        Option exercise                                  0.80              857,500                      686,000
01 12 00        Option exercise                                  0.80              125,000                      100,000
18 12 00        Option exercise                                  0.76              500,000                      380,000
19 12 00        Shares issued for services                       1.04              500,000     *                520,000
                                                                            ---------------      -----------------------
                                                                                18,039,300                   15,983,245
+ Shares issued  following the last exercise of a right of conversion by holders of debentures that were given by the Company in June 1998 to support  borrowings for working capital purposes

* Shares and options issued for services rendered, satisfaction of debt or purchase of assets

#  Shares issued to raise working capital


Options:
As at 31 December 2000 there were on issue:
(i) 540,000 unlisted options convertible into fully paid ordinary shares at an exercise price of AUD$0.76 each on or before 30 June 2001;
(ii) 3,400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of AUD$1.62 each on or before 31 December 2001;
(iii)2,000,000 unlisted options issued as part of the Incentive Option Plan under the Employee Share Plan and convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each on or before 14 June 2001; and
(iv) 4,417,500 unlisted options convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each on or before 14 June 2001.


                                                                    Consolidated Entity              Parent Entity
                                                                 31-Dec-00       31-Dec-99        31-Dec-00   31-Dec-99

15.  Reserves
Asset revaluation reserve                                             -                 -              -           -
Balance at beginning of financial year                                -           281,286              -           -
Devaluation of exploration and development                            -          (281,286)             -           -
                                                              ----------------  --------------   ------------ -----------
Balance at the end of the financial year                              -                  -              -           -
                                                              ----------------  --------------   ------------ ------------

16.  Earnings per share                                          31-Dec-00       31-Dec-99
Basic earnings/(loss) per share (cents per share)                  (.13c)          (.70c)

The weighted average number of ordinary shares on issue
used in the calculation of basic earnings per share              41,999,364      15,899,719


Diluted earnings per share are not disclosed as they are not materially different from basic earnings per share

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


17.  Financial Reporting by Segments
(a)  Industry Segments


                                         Investments                                       Exploration

                        31 Dec 00       31 Dec 99        31 Dec 98        31 Dec 00         31 Dec 99         31 Dec 98
                           AUD$            AUD$             AUD$             AUD$              AUD$              AUD$
Revenue outside the
consolidated entity       139,119            -               10,194                -                208            325,786
                      --------------- --------------- --------------- ---------------- ------------------ -----------------
Segment operating
profit and (loss)        (604,656)           -             (715,074)      (4,932,920)       (11,095,107)       (19,647,013)
                      --------------- --------------- --------------- ---------------- ------------------ -----------------
Segment operating
profit and (loss)
after tax                (604,656)           -             (715,074)      (4,932,920)       (11,095,107)       (19,647,013)
                      --------------- --------------- --------------- ---------------- ------------------ -----------------
Segment assets          3,882,782            -           12,237,888       12,345,107          7,579,445         12,657,973



                                        Eliminations                                      Consolidated
                        31 Dec 00       31 Dec 99        31 Dec 98        31 Dec 00         31 Dec 99        31 Dec 98
                           AUD$            AUD$             AUD$             AUD$              AUD$             AUD$
Revenue outside the
consolidated entity             -            -                    -          139,119                208         335,980
                      ------------- ----------------- --------------- ---------------- ------------------ -----------------
Segment operating
profit and (loss)               -            -                    -       (5,537,576)       (11,095,107)    (20,362,087)
                      ------------- ----------------- --------------- ---------------- ------------------ -----------------

Segment operating profit
and (loss) after tax            -            -                    -       (5,537,576)       (11,095,107)    (20,362,087)
                      ------------- ----------------- --------------- ---------------- ------------------ -----------------
Segment assets                  -            -          (11,647,975)      16,227,889          7,579,445      13,247,886


The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests

(b)  Geographical Segments

                                         Indonesia                                         Australia
                             31 Dec 00       31 Dec 99        31 Dec 98        31 Dec 00         31 Dec 99      31 Dec 98
                                AUD$            AUD$             AUD$             AUD$              AUD$           AUD$
Revenue Outside the
consolidated entity                   -             -                  -          139,119              208        335,980
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment operating profit
and (loss)                   (4,932,920)  (11,545,307)        (3,715,637)        (604,656)         450,200    (24,484,142)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment operating profit                                      (3,715,637)
and (loss) after tax         (4,932,920)  (11,545,307)                           (604,656)         450,200    (24,484,142)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets               12,345,107     7,579,445         11,485,351        3,882,782        7,442,800     12,981,824




                                       Eliminations                                      Consolidated
                             31 Dec 00     31 Dec 99        31 Dec 98         31 Dec 00        31 Dec 99       31 Dec 98
                                AUD$          AUD$             AUD$              AUD$             AUD$            AUD$
Revenue Outside the
consolidated entity                   -             -                  -          139,119              208        335,980
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment operating profit
and (loss)                            -             -         (7,837,692)      (5,537,576)     (11,095,107)   (20,362,087)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment operating profit                                      (7,837,692)                      (11,095,107)   (20,362,087)
and (loss) after tax                  -             -                          (5,537,576)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets                        -    (7,442,800)       (11,219,289)      16,227,889        7,579,445     13,247,886


18.  Particulars Relating to All Entities

                                                                          Ownership interest
Parent entity                                                                   2000          1999
CityView Corporation Limited                      Australia   Ordinary          100%          100%
Controlled entity
CityView Asia Pty  Ltd                            Australia   Ordinary          100%          100%
Other
Medco Madura Pty Ltd                              Australia   Ordinary           25%          100%
Medco Simenggaris Pty Ltd                         Australia   Ordinary           25%          100%


The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 8).

19.  Winding up of Controlled Entities

During the financial year ended 31 December 2000 the consolidated entity wound up the following companies (all of which are incorporated in Australia) due to the fact that they were inactive and any losses associated with these companies had been written off in previous years:

Western Resources NL
Western Sangkimah NL
Western Nusantara Energi Pty Ltd
Western Akar Petroleum Pty Ltd
Western Wisesa Petroleum Pty Ltd

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


                                                    Consolidated Entity               Parent Entity
                                           31-Dec-00   31-Dec-99     31-Dec-98    31-Dec-00   31-Dec-99
20.  Notes to Statement of Cash Flow          AUD$        AUD$          AUD$         AUD$        AUD$
(a) Reconciliation of cash
For the purpose of the statement of
cash flows, cash includes cash on hand
and in banks and investments in money
market instruments, net of outstanding
bank overdrafts. Cash at the end of
the financial year as shown in the
statement of cash flows is reconciled
to the related items in the balance
sheet as follows:

Borrowings                                          -            -             -           -     (3,371)
Cash                                          822,559       11,679         1,503     822,551          -
                                           --------------------------------------------------------------
                                              822,559       11,679         1,503     822,551     (3,371)
                                           --------------------------------------------------------------

(b) Business acquired
During the financial year no business
was
acquired.                                           -            -                         -          -

(c) Business disposed of                            -            -                         -          -
Consideration
Cash                                                -            3       325,786           -          3
                                          ---------------------------------------------------------------
Book value of net assets sold
Cash                                                -            -         4,713           -          -
Non current receivables (net of
foreign exchange gain)                              -            -    15,005,577           -          -
Non current investments                             -            -     1,056,304           -          -
                                          ---------------------------------------------------------------

Net assets disposed of                              -            -    16,066,594           -          -
Adjustment for accumulated losses
already brought to account                          -   (1,201,391)   (3,067,708)          - (1,201,391)
Loss on disposal                                    -    1,201,388    12,673,100           -  1,201,388

                                          ---------------------------------------------------------------
                                                    -            3       325,786           -          3
                                          ---------------------------------------------------------------



                                                    Consolidated Entity                Parent Entity

20.  Note to Statement of Cash Flow         31 Dec-00   31-Dec-99     31 Dec-98    31-Dec-00   31-Dec-99
(cont)                                         AUD$        AUD$          AUD$         AUD$        AUD$
(d) Reconciliation of operating profit
to net cash provided by operating
activities
Operating profit/(loss) after income tax   (5,537,576) (11,095,107)  (20,362,087) (5,506,962) (10,505,250)
Less non cash operating items:
Depreciation                                    2,184        9,097      (273,678)      2,184        8,252
Mineral exploration expenditure written
off                                                 -    4,786,387     2,320,800           -            -
Provision for loss on loan to
associated entities                                 -            -             -           -    4,088,760
Profit on the sale of Block SC41
Philippines                                         -            -             -           -            -
Interest expense                               59,570      973,121       963,553      59,570      973,121
Loss on disposal of subsidiaries                    -    1,201,388    12,673,100           -    1,201,388
Loss on disposal of plant and equipment             -            -        12,002
Loss on sale of investments                         -      214,413       689,095           -      169,516
Exchange (gain)/Loss                          (68,249)           -             -     (68,249)           -
Issue of shares in lieu of payment to
suppliers and employees                     6,600,556      829,872       127,500   6,460,550      829,872
Write of of unidentified assets                     -            -        74,981           -            -
Write back amortized rent                           -            -      (335,937)          -            -
Change in assets and liabilities:
Purchase of Block SC41 Philippines                  -            -             -   4,620,000
(Increase)/decrease in receivables         (2,782,305)     483,331       149,460  (7,402,305)     330,113
(Decrease)/increase in trade creditors
and accruals                               (1,128,615)     614,903     1,465,699  (1,019,223)     906,948
                                           ---------------------------------------------------------------
Net cash provided/(used) by operating      (2,854,435)  (1,982,595)   (2,495,512) (2,854,435)  (1,997,280)
activities                                 ---------------------------------------------------------------


(e)      Non-cash financing and investing activities
The Company settled a number of creditors through the issue of shares and options and also converted certain debentures into shares as referred to in Note 14.

21.  Related Party Disclosures

(a)      Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2000:

     Peter Mark Smyth
     Peter John Augustin Remta
     Leslie Robert Maurice Friday

     The remuneration of directors is disclosed in Note 4 to the financial statements.

(b)      Interests of directors

The  directors  and their  related  entities  hold a  relevant  interest  in the
following   shares  in  the  Company:

                      31 December 00                         31 December 99

Shares                    343,076                                442,545
Options                 1,100,000                                550,000


(c)      Transactions with directors and related entities
      (i) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 19 April 1999 for the provision of management services. Fees paid during the financial year at normal commercial rates were AUD$213,825 compared to AUD$180,000 in the previous year. These transactions have been reflected in Note 4.

     (ii) On  22  March  2000  the  company  issued  200,000  shares to Romarcam
          Investments   Pty   Ltd  following  the  exercise  of  options.  These
          transactions have been reflected in Note 14.

     (iii)Mr P M Smyth is a non-executive director of Sands Solutions and his family trust has a one-third equity interest in that company. The Company made a loan of AUD$2,500,000 to Sands Solutions during the year and has charged Sands Solutions interest on that loan. These transactions have been reflected in Notes 8 and 24.

      (iv)Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provides consultancy and corporate management services to the Company under a consultancy agreement reduced to writing and dated 1 February 2001. Fees paid during the financial year at normal commercial rates were AUD$41,090. These transactions have been reflected in Note 4.

       (v)On 14 June 2000 the Company issued a total of 1,900,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 700,000 options were issued to Mr P M Smyth, 500,000 options were issued to Mr P J A Remta and 200,000 options were issued to Mr L R M Friday. In addition 500,000 options were issued on trust to Messrs Friday and Remta for future distribution to employees at the discretion of the directors. These transactions have been reflected in Note 5.

(d)      Interests in director-related entities

     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)      Equity interests in controlled entities

     As disclosed in Note 18 the Company has the entire ownership of CityView Asia Pty Ltd which is its only controlled entity.

(f)      Transactions within the group

     The parent in the consolidated entity is CityView Corporation Limited. As disclosed in Note 8, CityView Asia Pty Ltd owes AUD$4,620,000 to CityView Corporation Limited.

     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company AUD$3,205,322 and AUD$4,519,783 respectively, although these companies are not part of the consolidated entity (refer to Note 18).

22.  Commitments for Expenditure

(a)  Madura and Simenggaris
     Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organization known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

     The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

(b)  Service Contract 41
     The documents relating to the acquisition by the consolidated entity of the interest of 2.5% in Petroleum Permit Block Service Contract 41 provide that MMC Exploration & Production (Philippines) Pte Ltd will pay for all the expenditure attributable to that interest through the current work program wells which is still to be completed.

23.  Subsequent Events

On 1 February 2001 the Company advanced a further $250,000 to Sands Solutions under the loan arrangements disclosed in Note 8, which increased the loan to Sands Solutions to AUD$2,750,000.

On 14 February 2001 the Company by agreement with the holders cancelled 3,917,500 options which were exercisable AUDat $0.80 each on or before 14 June 2001 and on 16 February 2001 it issued another 3,500,000 options exercisable at AUD$0.70 each on or before 30 April 2001.

On 1 March 2001 a total of 2,000,000 of these new options were cancelled by agreement between the Company and the holders and on 2 March 2001 the Company issued another 2,000,000 options exercisable at AUD$0.50 each on or before 31 March 2001.

As a result of these transactions a total of 1,300,000 options has already been exercised since 31 December 2000 to raise AUD$650,000 as working capital for the Company.

These transactions were entered into for the purposes of enabling the Company to raise additional working capital at prices more reflective of the prevailing market price of its shares.

The financial effects of the transactions referred to in this Note will be included in the Company's accounts for the year ended 31 December 2001.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


24.  Financial Instruments

(a)  Significant Accounting Policies
     Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b)      Interest Rate Risk

                                                                      FIXED INTEREST

                            Average    Variable     Less than      1 to 5      More than 5   Non-Interest       Total
                            Interest    Interest      1 Year        Years         years         Bearing
           2000              rate %      $'000        $'000         $'000         $'000          $'000          $'000

Financial Assets
Cash                                                                                               822,559        822,559
Receivables
Loan - Sands Solutions         7%                                2,500,000                                      2,500,000

Financial Liabilities
Payables                                                                                           290,946        290,946

                                                                FIXED INTEREST
                            Average    Variable     Less than      1 to 5      More than 5   Non-Interest       Total
                            Interest    Interest      1 Year        Years         years         Bearing
           1999              rate %        $            $             $             $              $              $

Financial Assets
Cash                                                                                                11,679         11,679
Receivables                                                                                        124,966          4,115

Financial Liabilities
Payables                                                                                         1,419,561      1,419,561
Debentures                     6 %        668,610                                                                 668,610



(c)  Credit Risk
     The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations.

     Except as disclosed in Notes 8 and 21(f) the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

     The carrying amount of financial assets recorded in the financial statements, without provision for losses, represents the maximum exposure of the consolidated entity to credit risk without taking into account the value of any collateral or other security.

     The credit risk exposure of the consolidated entity would also include the difference between the carrying amount and the realisable amount.

(d)  Currency hedging
     The  consolidated  entity  has  not  entered  into forward foreign exchange
     contracts to hedge the exchange rate risk  arising   from  transactions  in
     foreign currencies.

(e)  Net Fair Value
     The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in Note 1.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000


25.  Contingent Liabilities

     In November 2000 the Company acquired a beneficial interest of 25% in Primeorder AG which is a marketing company established in Hamburg, Germany to market the e-commerce applications of Sands Solutions throughout Europe. Sands Solutions has a 26% interest in Primeorder AG.

     As partial consideration for the Company's interest in Primeorder AG, the Company agreed to lend up to AUD$2,000,000 to Sands Solutions. This money will be used for the establishment and promotion of Primeorder AG.

     The extent of the payments and when they will be made to satisfy the loan will depend on how rapidly Primeorder AG expands its business in Europe.

     The Company has already advanced AUD$332,251 to Sands Solutions for use by Primeorder AG with the advance forming part of the loan disclosed in Note 8.

     As further consideration for the acquisition of its interest in Primeorder AG, the Company issued 500,000 options in November 2000 to persons in Germany who are associated with Primeorder AG. The options are convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each on or before 14 June 2001.

     There are no other contingent liabilities.

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION ("US GAAP")

     The following is a summary of all material differences between Australian and United States generally accepted accounting principles.

(a)      Marketable Securities

     Investments (or Marketable Securities) are valued at the lower of cost and recoverable amount (often equated to market value). Any such write-down is adjusted through the profit and loss account. For US GAAP purposes, securities are separated into portfolios of "Trading", "Available for Sale" and "Held to Maturity". The amounts recorded as current investments represent these which would be classified as "Available for Sale" under US GAAP. Available for Sale are accounted for at market value, with movements adjusted through shareholders' equity. An "other than temporary" decline in the market value of investments has been recognized as impairments and recorded in the profit and loss account. Realized profits and losses are reversed and adjusted to the profit and loss account.

(b)      Capitalized Exploration Expenditure

     Exploration expenditure incurred by CityView, directly or through it's joint venture interest, are capitalized as incurred to the extent the expenditure is expected to be recouped through the sale of successful development of the area, or where the activities have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. US GAAP requirements indicate that these costs are generally written-off as incurred, or until economically recoverable reserves are identified.

(c)      Income tax

     There are no major differences between accounting for income tax under Australian and US GAAP. However, where adjustments for other reconciling items result in a permanent difference, appropriate adjustment has been made.

(d) SFAS 121: Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of

     This pronouncement is similar to an Australian Corporations Law requirement that requires directors to review the carrying value of all non-current assets annually, determine if they are being recorded at greater than their recoverable amount, and if so, write-down the value of the asset to its recoverable amount of disclose information to prevent the accounts from being misleading.

(e)      Principles of Consolidation

     As  indicated  in  Note  1(l)  to the financial statements, Australian GAAP
     requires  consolidation  of  controlled  entities.  In  accordance   with
     Australian   GAAP, control exists where an entity has  the "capacity  to dominate decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires than an entity must control another entity usually as indicated by its ownership interests. As the ownership interest in the Company's subsidiaries is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 1998, 31 December 1999 and 31 December 2000 and therefore no reconciliation adjustment is required.

(g)  New Accounting Standards

     The effect of the application of the following recent pronouncements is considered below. Their application will not have a material effect on the Australian/US GAAP reconciliations detailed in this note.

     In June 1998 and June 2000, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 133 and 138 also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS Nos. 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of these new standards will have a material impact on the Company's earnings or financial position.

(h)  Employee Stock Purchase Plan

     The Company has one stock-based compensation plan. The Company applies Australian GAAP and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan.Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:



                                                       31-Dec-00        31-Dec-00         31-Dec-99          31-Dec-98
                                                          US$              AUD$              AUD$               AUD$
                                                     --------------- ----------------- ----------------- ------------------

Net Profit (Loss) after Income Tax attributable to members of the parent company

    -   As reported                                    (3,100,489)     (5,537,576)       (11,095,107)      (20,362,087)
    -   Pro Forma                                      (3,244,489)     (5,681,576)       (11,235,107)      (20,362,087)

Basic earnings (loss) per share  - As reported              (0.07)           (.13)             (0.70)            (1.53)
                                 - Pro Forma                (0.08)           (.14)             (0.71)            (1.53)


The fair value of each option grant was estimated as of the date of grant using the Black- Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 2000 and 1999: no dividends will be paid, expected volatility of 50.0% risk-free interest rate of 5% and expected lives of 1 year.

Reconciliation  Adjustments

The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2000, 1999 and 1998 using the US GAAP basis of accounting for the matters outlined in items (a) to (h) above.


                                                      31-Dec-00        31-Dec-00        31-Dec-99        31-Dec-98
                                            Note         US$              AUD$             AUD$             AUD$
                                         ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments
   Net income (loss) after tax in
   accordance with Australian GAAP                      (3,100,489)      (5,537,576)      (11,095,107)     (20,362,087)

Reconciliation Adjustments
   Transfer realized temporary
   share portfolio losses from
   shareholder's equity (reserve)         (g) (1)                -                -       (1,734,895)                -

   Exploration expenditure
   written-off as incurred                              (2,586,739)      (4,620,002)         4,786,387        8,173,185

   Stock based compensation cost           (h)            (120,939)        (216,000)                 -                -
                                                    ---------------- ---------------- ----------------- ----------------
Net income (loss) after tax in accordance
with US GAAP                                            (5,808,167)       10,373,576       (8,043,615)     (12,188,902)
                                                    ================ ================ ================= ================

Earnings (loss) per share from                                (.14)            (.25)             (.51)            (.92)
Continuing Operations in accordance
with US GAAP (in cents)



(1) Represents the realized loss on the sale of Triton Investment.



                                                         31-Dec-00        31-Dec-00        31-Dec-99         31-Dec-98
                                            Note            US$              AUD$             AUD$              AUD$
                                         ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments
   Shareholder's equity attributable to
   member of the chief entity in
   accordance with Australian GAAP                        8,923,094       15,936,943         5,491,274      (2,803,225)

Reconciliation Adjustments

   Exploration expenditure written-off  (b)              (6,753,963)     (12,062,802)       (7,442,800)     (12,510,473)
   as incurred
                                                    ---------------- ---------------- ----------------- ----------------
Total shareholder's equity in                             2,169,131        3,874,141        (1,951,526)     (15,313,698)
accordance with US GAAP                             ================ ================ ================= ================


ITEM 18.  FINANCIAL STATEMENTS.

Not applicable. Consolidated financial statements are provided under Item 17.


ITEM 19.  EXHIBITS.

None

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.





                                               CITYVIEW CORPORATION LIMITED



                                             By/s/Mark Smyth___________

                                              Peter Mark Smyth
                                              Chief Executive Officer and
                                              Member Of the Board of Directors


 Dated:  June 15, 2001