Form 20-F
period 2001-12-31
CITYVIEW CORP LTD /NEW/
filed 2002-06-28
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
  X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the calendar year ended December 31, 2001
                                       OR
      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
               56,761,616 ordinary shares as at December 31, 2001

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

                                     PART I

  ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated from as it appeared in the Annual Report for the year ended December 31, 2001 as filed with Australian Stock Exchange Limited.

Directors
Yusufali M Jumabhoy        Chairman
Peter Mark Smyth           Vice Chairman
Goh Yong Kheng             Chief Executive
Ee Beng Yew                Director
Thinagaran                 Director

Company Secretary
Warren Martin Baillie

Registered Office and place of business
63 Burswood Road
Burswood  Western Australia    6100

Telephone:    (61-8) 6250 9099
Facsimile:    (61-8) 6250 9088
Email:        info@cityviewcorp.com
Web:          www.cityviewcorp.com

Auditors - Australia
BDO Chartered Accountants
(member of the Australian Institute of Chartered Accountants)
267 St George's Terrace
Perth   Western Australia   6000

Auditors - USA
Feldman Sherb & Co., P C
805 Third Avenue,
New York NY 10022

Stock Exchange Listings
Australian Stock Exchange Limited
Trading symbol: CVI

NASD OTC Bulletin Board
Trading symbol: CTVWF

Australian Share Registry
Computershare Registry Services
45 St. George's Terrace,
Perth Western Australia, 6000

Telephone:   (61-8) 9323 2000
Facsimile:   (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc

350 Indiana Street, Suite 800
Golden, Colorado CO 80401
Denver, Colorado 80202-1817

Telephone:    (303) 262 0600
Facsimile:    (303) 262 0603

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia  6005

Attorney - USA
Gary B Wolff, P C
747 Third Avenue
New York NY 10017

  ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
  Not applicable

  ITEM 3.  KEY INFORMATION

  A.   Selected financial data          Selected Consolidated Financial Data

  The selected historical data presented below has been derived from the financial statements of the Company, which have been examined by Feldman Sherb and Co., P.C. in their report for the years ended December 31, 2001, 2000, 1999, and 1998 and by Deloitte Touche Tohmatsu, Chartered Accountants, in their report for the year ended December 31, 1997

  The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

  The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." The Company has not declared a dividend during each of the years ended December 31,1997, 1998, 1999, 2000 and 2001. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. Please refer to Item 5 - Operating and Financial Review and Prospects. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

  Statement of Loss and Accumulated Deficit Data:
                        Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                       December 31,     December 31,     December 31,     December 31,     December 31,
                           1997             1998             1999             2000             2001
                       -------------- ----------------- ---------------- ---------------- ---------------
   Amounts in              AUD$             AUD$             AUD$             AUD$             AUD$
   Accordance with
   Australian GAAP

   Income Statement
   Data:

   Operating
   revenues                        -                 -                -                -               -

   Loss from
   continuing
   operations (1)        (2,382,196)      (20,362,087)     (11,095,107)      (5,537,576)     (4,165,287)

   Per Ordinary
   Share (dollars)
   (2)                        (0.21)            (1.53)           (0.70)            (.13)           (.08)

   Balance Sheet
   Data:

   Total Assets           24,688,249        13,247,886        7,579,445       16,227,889      15,857,736

   Shareholders'
   equity                 16,150,035       (2,803,225)        5,491,274       15,936,943      15,749,381

   Amounts in
   Accordance with
   US GAAP

   Income Statement
   Data:

   Operating Revenues              -                 -                -                -               -

   Loss from
   continuing
   operations (1)       (20,973,206)      (12,188,902)      (8,043,615)     (10,373,578)     (4,374,487)

   Per Ordinary
   Share (dollars)
   (2)                        (1.84)             (.92)           (0.51)            (.25)           (.08)

   Balance Sheet
   Data:

   Total Assets            5,052,513           737,413          136,645        4,165,087       3,794,934

   Shareholders'
   equity                (3,485,701)      (15,313,698)      (1,951,526)        3,874,141       3,686,579

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



           Period                     High       Low     Period-End  Average(1)
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 1997     0.7944     0.6515     0.6515     0.7428
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 1998     0.6806     0.5500     0.6139     0.6150
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 1999     0.6569     0.62.40    0.6500     0.6429
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 2000     0.6685     0.5073     0.5599     0.5828
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 2001     0.5727     0.4773     0.5115      0.5182
  -------------------------------   ---------- --------- ---------- -----------
  December 1 to December 31, 2001    0.5227     0.5035     0.5115      0.5145
  January 1 to January 31, 2002      0.5276     0.5049     0.5069      0.5172
  February 1 to February 28, 2002    0.5198     0.5052     0.5156      0.5130
  March 1 to March 31, 2002          0.5355     0.5148     0.5339      0.4255
  April 1 to April 30, 2002          0.5461     0.5256     0.5393      0.5362
  May 1 to May 31, 2002              0.5665     0.5339     0.5644      0.5493

  At June 5, 2002 the Australian dollar expressed in US dollars per AUD$1.00 is $0.5730.

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

  As of May 31, 2002 the Company had 1,239 holders of record of its Ordinary Shares.

  The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

  The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years.


  Quarter Ending           High       High         Low          Low      Volume
                           AUD$        US$         AUD$         US$     in 000's
  ---------------------- ---------- ---------- ------------ ------------- ------
  March 31 1999            1.02       0.69         0.63          0.34      1,551
  ---------------------- ---------- ---------- ------------ ------------- ------
  June 30 1999             0.80       0.53         0.55          0.31       929
  ---------------------- ---------- ---------- ------------ ------------- ------
  September 30 1999        1.00       0.71         0.47          0.22      2,748
  ---------------------- ---------- ---------- ------------ ------------- ------
  December 31 1999         0.95       0.59         0.65          0.31      9,423
  ---------------------- ---------- ---------- ------------ ------------- ------
  March 31 2000            3.91       2.72         0.56          0.34    132,174
  ---------------------- ---------- ---------- ------------ ------------- ------
  June 30 2000             2.30       1.47         0.75          0.34     34,245
  ---------------------- ---------- ---------- ------------ ------------- ------
  September 30 2000        1.74       1.13         0.92          0.38      9,004
  ---------------------- ---------- ---------- ------------ ------------- ------
  December 31 2000         1.17       0.50         0.61          0.16     13,205
  ---------------------- ---------- ---------- ------------ ------------- ------
  March 31, 2001           1.14       0.64         0.35          0.18     16,864
  ---------------------- ---------- ---------- ------------ ------------- ------
  June 30, 2001            0.57       0.30         0.33          0.15     15,892
  ---------------------  -------------------------------------------------------
  September 31, 2001       0.39       0.18         0.20          0.10      8,257
  ------------------------------------------------------------------------------
  December 31, 2001        0.27       0.13         0.15          0.07      9,455
  ------------------------------------------------------------------------------
  March 31, 2002           0.29       0.16         0.16.5       0.7.7     12,780

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

  C.   Reasons for the offer and use of proceeds
  Not applicable

  D.   Risk factors

  Risks in respect of the Company's energy portfolio

  The future profitability and viability of operations and activities in the Company's energy portfolio will depend on a number of risks including but not limited to the following:

1.       Commodity prices and in particular the price of oil and gas;
2.       Currency exchange rate fluctuations;
3. The strength of the equity markets at the time of any capital raising by the Company;
4.       Judicial decisions and legislative amendments;
5. Environmental management issues with which the Company may from time to time have to comply;
6. General economic conditions in Australia and south east Asian countries and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves,and competent management;
8.       Political stability of south east Asian countries.

  There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is done and an economic and feasibility study based upon such work is conducted and concluded. The Company also owned certain gold interests which were disposed of during 1999.

  Recoverability of loans by the Company to other companies.

  The loans of AUD$7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

  Early in 2000, CityView acquired the rights to take up a strategic interest in Sands Solutions Group Pty Ltd ("Sands Solutions"), a developer of integrated B2B applications. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan to Sands Solutions with the right to convert the loan into equity upon conclusion of extensive due diligence and an independent valuation. CityView has advanced AUD$3 million under the terms of the loan. The loan to Sands Solutions is secured by a registered fixed and floating charge over all the assets and undertaking of that company. Its recoverability is reliant in the normal course of trading on the planned expansion of and increased revenues from the businesses conducted by Sands Solutions or the sale of those businesses and other assets of that company. On 26 February 2002 Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of AUD$3 million. If the Company acquires an interest in Sands Solution then it would set off the loan against any purchase money payable for that acquisition.

  ITEM 4.  INFORMATION ON THE COMPANY

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

  The current financial period is for the twelve months ended December 31, 2001. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AIS"). The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 2001, 2000, 1999, and 1998 are disclosed in footnote 25 to the financial statements contained herein.

  The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView Investments Limited and was listed on Australian Stock Exchange Limited as an investment company. The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of Australian Stock Exchange Limited on January 2 1992. The Company changed its name to CityView Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000 changed its name to CityView Corporation Limited. CityView's investments were focused originally on realty, then gold and realty, then energy and gold and then e-commerce and energy. Since early 2002 the Company's investments have focused primarily on energy.

  Australian Government Regulation

  The Australian Securities and Investments Commission is an Australian government instrumentality that administratively enforces the Australian Corporations Act 2001, which is the main body of law regulating companies in Australia. The Corporations Act 2001 covers matters such as directors' duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholder meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes in capital.

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

  B.   Business overview

  General

  The Company identified Indonesia for its focus for acquisitions and development of oil and gas reserves. Indonesia was selected after considering prospectively for oil and gas, demand for the produced product, availability of supportive infrastructure, foreign company participation terms and conditions and sovereign risk.

  Benefits Associated with Indonesia

  Indonesia has a record for honouring participation agreements and keeping tax and terms stable. The process for co-operation with domestic and foreign parties is explained as follows:

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

  Evaluation Techniques

  Experienced geologists and geophysicists are engaged as contractors to employ the most advanced technologies of investigation in assessing hydrocarbon prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modelling packages, enable greater amounts of data to be processed and superior interpretations to be made. Madura and Simenggaris utilize both the data directly relating to the field being investigated, along with regional data to compile as complete an understanding as the available data will allow.

  Electrical wireline logs are utilized where available to interpret reservoir parameters of interval thickness, hydrocarbon presence, porosity, water saturation and other important parameters. This data is interpreted utilizing experienced engineers and advanced software packages designed for such analysis. The result are then integrated with the geological and geophysical information, in an endeavour to use one form of analysis to confirm the other.

  Utilizing the geophysical mapping and the petrophysical interpretation, the reservoir engineer is then able to estimate potential oil and/or gas reserves and recovery factors likely to be achieved. Any available past production records are analysed and can often be utilized as a means of predicting future production rates and cumulative production forecast, by extrapolation of the past results, utilizing accepted engineering practices. The application of computer models can also aid the reservoir engineer in forecasting production potential. An accurate model can duplicate past production history.

  Market for Oil and Gas Production

  The market for oil and gas production in Indonesia is generally regulated. Under the terms of the PSC, Madura and Simenggaris have the right to sell their oil production to Pertamina at the government established Indonesian Crude Price (hereinafter "ICP") and Pertamina cannot refuse to buy the production. The ICP is an average price for a basket of crude oil. The basket used in the ICP calculation is comprised of Sumatra Light Crude (SLC), Tapis crude (from Malaysia), Oman crude, Dubai crude and Gippsland crude (Australia) prices. The ICP is adjusted on a monthly basis at the end of each month and then applied to the same month. The price for a particular crude oil in Indonesia is then adjusted relative to the crude quality. Pertamina has strategically located facilities throughout most of Indonesia, where crude oil can be delivered, commonly referred to as the "Point of Custody Transfer." Madura and Simenggaris are responsible for their portion of costs for delivering the crude to the Point of Custody Transfer. Above certain levels of production, Madura and Simenggaris have the right to sell its oil production on the world market if it is able to negotiate preferred selling terms. Preferred selling terms are terms which are more favourable then those available to the contractor under the ICP pricing system.

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

  All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. In January 2000 the Company entered an agreement for the Company's interest in the new work programs to be carried by Pt Medco Energi Corporation Tbk. The Company expects to be a working interest owner at the end of the free carry arrangement. When it becomes a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease.

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

  As Indonesia moves closer towards becoming a net importer of crude oil, the Indonesian government, through the state owned enterprise Pertamina in which all oil and gas reserves are vested, is endeavouring to increase production through new incentives to attract foreign expertise and capital for exploration and production, through development and enhancement of existing reserves.

  Government incentives for PSCs include:
    o After tax split for oil, new incentive 35% Contractor Equity, from a previous range of 15% to 25%. This in effect means that the Contractor can receive a larger portion of the total production from any field, after the deduction of Operating Costs. Allowing for a tax rate of 44%, the Contractor is entitled under this legislation, to 62.5% of remaining production after recovery of Operating Costs pre tax, as opposed to the previous entitlement of 26.7857% to 44.6428% pre tax.
    o After tax split for gas 40% for Contractor, from 35% previously. As for the above, the Contractor is entitled to 71.426% of the production, after deducting Operating Costs, as opposed to 62.5% previously.
    o Domestic market oil fee increased from 15% of crude price to 25% of crude price. Under the terms of all TACs and PSCs, the Contractor is required to sell and deliver to Pertamina a portion of the share of the Crude Oil to which the Contractor is entitled, at the Domestic Market Oil Fee, which is a set percentage of the price realized by the Contractor for all other production from the Contract Area. Under the previous regulations, the Contractor received only 15% of such price, whereas under the new legislation, the Contractor receives 25% of the realized price. The net result is that the Contractor is receiving an additional 10% of the Crude Oil price for that portion of Crude Oil which it is obligated to sell and deliver to Pertamina to fulfil the Contractor's obligation towards the supply of the domestic market in Indonesia.

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

  The price for oil in Indonesia is tied to a basket of crude oils around the world, ensuring an "international" price dependency. The basket of crude oils used to establish the ICP effectively means that the ICP is very much subject to world oil prices, giving it international stability as opposed to being affected by domestic constraints. The ICP compares favourably with other comparable crude oils in that its price is formulated from a basket of comparable crudes from other countries.

  Energy Portfolio

  Madura Block onshore Madura Island near Surabaya east Java
  On January 28, 1997 the President Director of Pertamina awarded the Madura Block to CityView and signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km2 Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years. CityView was not required to make any cash payment for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award of the Madura Block.

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

   Regional Setting
  There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band, a number of structures have been identified due to the inversion at fairly shallow levels. These relatively shallow features are the principal target for the Medco Madura Pty Ltd program.

  Prospects
  Market
  Medco Madura Pty Ltd has discussed with the local Madura government downstream projects which include a small refinery and a power plant to supply the local market and displace imports from East Java.


  Simenggaris Block onshore north-east Borneo
  On September 28, 1997 the President Director of Pertamina signed the authorization for CityView's then 100% owned subsidiary Genindo Western Petroleum Pty Ltd ("Western Simenggaris") to commence operations on the Simenggaris Block prior to the formal signing of the PSC-JOB agreement.
  The signing of the Contract took place on February 24, 1998 awarding the 2734km2 Simenggaris Block to Genindo. The contract term is 10 years for exploration and 20 years for production. Genindo changed its name to Western Simenggaris Petroleum Pty Ltd on June 22 1998. CityView was not required to make any cash payment for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award of the Simenggaris Block.

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

  Similar to the agreement negotiated with Medco on Madura, CityView retains a 25% interest in exchange for being free carried throughout the new work program as per the January 25, 2000 agreement.

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

  Philippines Block SC41, offshore Sabah Malaysia
  CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

  CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

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

  On all projects in which a company enters into a PSC with Pertamina, it is obligated to:

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

  B2B E-Commerce Investment
  In January 2000, CityView agreed to acquire certain rights to take up a strategic interest in Sands Solutions Group Pty Ltd ("Sands Solutions"), a developer of integrated B2B applications. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan under the security of a fixed and floating charge over Sands Solutions, with the right to convert the loan into equity. CityView has advanced AUD$3 million under the terms of the loan. The acquisition by CityView of any interest in Sands Solutions above 10% may require that a Prospectus be filed by CityView with Australian Stock Exchange Limited in accordance with the requirements of the Australian Securities and Investments Commission. While the filing of such Prospectus does not generate comments, it does require accuracy of all material information so as to avoid director's personal liability for material misstatements.

  The Heads of Agreement was negotiated on an arms-length basis between the directors of each corporation not having any overlapping interest in the other corporation. Similarly the due diligence of Sands Solutions has been conducted by the independent directors of each Company.

  This manner of proceeding has been necessary due to the fact that a family trust of a CityView director, Mr Smyth, used to own fifty percent of Sands and McDougall and owns one-third of Sands Solutions. The trustee of the Smyth family trust is Salant Nominees Pty Ltd and its two directors are Mr Smyth and his wife Jennifer Lee Smyth. Mr and Mrs Smyth control the family trust in their capacity as its sole two directors. Also, Mr Smyth was a director of both Sands and McDougall and Sands Solutions although he is no longer a director of either.

  To avoid potential conflicts the independent directors have represented CityView in dealings with Sands Solutions while Sands Solutions is primarily represented by Paul William Keogh, one of its directors.

  Under the terms of the agreements between CityView and Sands Solutions, CityView can elect to have all moneys repaid to it on 1 July 2003 or CityView can elect to convert the loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView anticipates that payment for the acquisition of an equity interest would be accomplished through conversion of the AUD$3 million loan to Sands Solutions and through further funds it may be able to receive from private placements of CityView's shares with otherwise unaffiliated third parties.

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


In November 2001, CityView acquired a United Kingdom subsidiary company - CityView Corporation (UK) Ltd ("CityView (UK)") which was formerly known as Comstock Industries (UK) Limited. CityView (UK) was acquired as the vehicle to expand the Company's existing investment in the high-technology sector by acquiring a number of profitable high-technology companies, to complement CityView's energy interest.

CityView recognised that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which would deliver immediate cash flow to CityView. These new technology companies were undervalued by the capital markets due to their lack of public listing and have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which fitted the above criteria and these were enumerated to shareholders at the Company's General Meeting of 24 December 2001.

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On 4 April 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies and instead to dispose of CityView (UK). A management buy-out was organised and CityView (UK) was disposed of on April 11, 2002. In due course CityView's investment in Sands Solutions and Global Network may also be disposed of.


  D.    Property, plant and equipment

Particulars of oil leases - Madura (Medco Madura Pty Ltd) and Simenggaris (Medco Simenggaris Pty Ltd) The Company's wholly owned subsidiary CityView Asia Pty Ltd owns 25% of Medco Madura Pty Ltd and 25% of Medco Simenggaris Pty Ltd since May 26, 2000 having previously owned (since December 31, 1999) 100% of such companies.

Executive address The Company's offices are at leased premises at 63 Burswood Road, Burswood, Western Australia, telephone: (61 8) 6250 9099, fax: (61 8) 6250 9088, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating results

The current financial period is for the twelve months ended December 31, 2001. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals ("Australian GAAP") which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2001, 2000 and 1999 are disclosed in footnote 25 to the financial statements contained herein.

The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the financial periods ended December 31, 2001, 2000, and 1999.

Principal Activities

The principal activities of the Company during the financial year were investments in energy and technology.

Results of operations

The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2001, 2000, and 1999, are disclosed in footnote 26 to the financial statements contained herein.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000.

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$4,165,287 compared to a loss of AUD$5,537,576 for the previous financial year. The decrease in operating loss resulted primarily by the decrease in the write off of exploration costs of approximately AUD$950,000.

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

Energy

Indonesia - Madura Block onshore Madura Island near Surabaya east Java
CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Government for an exploration term of ten years commencing 15 May 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco") which has been free carrying CityView throughout the current work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and the Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet.

Medco was sufficiently encouraged by the drilling results to decide to deepen the well to explore its deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well Medco encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 feet was production tested to determine the pressure, fluid content and potential production rates of the formation. The 7-inch liner was perforated with four perforations per foot from 4528-4548 feet. Small amounts of salt water were recovered. An attempt to inject salt water into the perforations with 1100 psi at the surface was negative. Based on the test results, Medco is of the opinion that the perforation failed to make holes through the liner and cement into the formation.

Medco will shortly commence the testing of the higher zones of Sebaya-1. Three zones will be tested: (i) between 4528-2548 feet; (ii)between 2962-2978 feet; and (iii) between 2630-2655 feet. Due to high pressures, the testing of the zone between 5800-5950 feet will be deferred. Instead of drilling a deeper well at Sebaya-1, Medco will drill a well to 6000 feet at Tambuku situated immediately to the north.

The second well drilled by Medco in the Madura Block was Karasan-1 which was drilled to only 4186 feet as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

Indonesia - Simenggaris Block onshore north-east Borneo
CityView owns 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten year exploration term commencing 24 February 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView is free carried throughout the current work program. The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on 21 February 2002 with a target depth of approximately 7000 feet: to date the well has reached a depth of approximately 2000 feet.

Pidawan-1 is a strategic well with the lowest probability in comparison to the other prospects on this trend. As soon as the drilling of Pidawan-1 is completed, Medco plans to drill the more optimum prospects of Sesayap-B and Bangkupesar.

Philippines - Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

CityView has been free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. The next program is currently under review by the operator Unocal. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

Technology
During 2000 and 2001 CityView lent AUD$3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. A Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million.

In April 2002, in accordance with the recommendations of the Due Diligence Committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has an interest in Primeorder AG and the Company has been released from all obligations to provide more funds to Sands Solutions or its subsidiary Primeorder AG. Also under the terms of the agreements between CityView and Sands Solutions, CityView can elect to have all moneys repaid to it on 1 July 2003 or CityView can elect to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

Global Network Technologies Pty Ltd
In November 2000 CityView acquired an interest in Telezon Limited (formerly called Min-Tech 8 Limited), a regional telecommunications company that is incorporated in Australia and was listed on Australian Stock Exchange Limited under the code "TLZ". In August 2001 CityView made an off market scrip bid for 50% of Telezon's shares and options: this bid was withdrawn after Telezon appointed administrators.

After extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView rolled its investment into a shareholding of 20% in Global Network Technologies Pty Ltd (Global Networks) which had acquired the prime assets of Telezon's business.

The principal asset of Global Networks is Intellink Communications which sells and installs:
    o Panasonic Telephone systems and communication accessories;
    o Point to point microwave links for high speed data networks and carries on a small run production/refurbishment service of Plessey telephones.

CityView Corporation (UK) Ltd
In November 2001, CityView acquired a United Kingdom subsidiary company - CityView Corporation (UK) Ltd ("CityView (UK)") which was formerly known as Comstock Industries (UK) Limited. CityView (UK) was acquired as the vehicle to expand the Company's existing investment in the high-technology sector by acquiring a number of profitable high-technology companies, to complement CityView's energy interest.

CityView recognised that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which would deliver immediate cash flow to CityView. These new technology companies were undervalued by the capital markets due to their lack of public listing and have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which fitted the above criteria and these were enumerated to shareholders at the Company's General Meeting of 24 December 2001.

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On 4 April 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies.

Employee Share and Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before 30 June 2002 at a price of $0.35 and 200,000 options exercisable on or before 30 June 2002 at a price of $0.20 each.

Options
At the date of this report there are on issue 13,400,000 unlisted options convertible into fully paid ordinary shares at an exercise price of $0.40 each on or before 24 June 2002. In addition the Company issued the following options throughout the year:

On 16 February 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd, exercisable on or before 30 April 2001 at a price of $0.70 each. On 1 March 2001 the Company by mutual agreement with the holder agreed to cancel 2,000,000 of those options. The remaining 1,500,000 options expired on 30 April 2001.

On 2 March 2001 the Company issued to London Broking Services Pty Ltd another 2,000,000 options exercisable on or before 31 March 2001 at a price of $0.50 each. In order to secure the exercise of these options for the purposes of providing additional capital, the Company on 16 February 2001 and 1 March 2001 entered into agreements with London Partners Australia Pty Ltd under which that company would ensure that the options would be exercised. These agreements were subject to the price of shares in CityView remaining at certain specified levels which were not achieved. In spite of the price of the shares not achieving those levels London Partners Australia Pty Ltd arranged the exercise of a total of 1,300,000 options to raise $650,000 as additional working capital.

On 30 June 2001 the Company issued 3,500,000 options to London Broking Services Pty Ltd exercisable on or before 31 December 2001 at a price of $0.35 each. On 1 August 2001 the Company by mutual agreement with the holder agreed to cancel these options.

On 1 August 2001 the Company issued 2,000,000 options to London Broking Services Pty Ltd exercisable on or before 31 August 2001 at a price of $0.25 each. 707,100 of these options were exercised on 28 August 2001. The remaining options expired. Also on 1 August 2001 a further 1,500,000 options were issued to London Broking Services Pty Ltd exercisable on or before 30 September 2001 at a price of $0.30 each. These options expired.

Refer to item 8B (b) - Significant changes

                                      25A

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

  The average official government released Indonesian inflation rates for the seven years beginning 1994 were as follows:

                     1994       1995        1996       1997       1998       1999       2000       2001
 Inflation Rates %   9.24       8.64       6.47        11.05      77.63      2.01       9.35       9.00


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

B.   Liquidity and capital resources

  Year Ended December 31, 2001 compared to Year Ended December 31, 2000

  At December 31, 2001, the Company had working capital of AUD$167,015 compared to a working capital of AUD$531,613 at December 31, 2000.

  Cash flow used in operating activities increased from AUD$2,854,435 in the year ended December 31, 2000 to AUD$3,878,839 in the year ended December 31, 2001. The primary differences for increase in funds used was for marketing fees, brokerage fees and corporate advisory fees.

  Cash flow used for investing decreased from AUD$4,000,147 for the year ended December 31, 2000 to AUD$819,562 in the year ended December 31, 2001. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields. A further loan of AUD$500,000 was advanced to Sands Solutions during the year ended December 31, 2001 compared to AUD$2,500,000 during the year ended December 31, 2000..

  The Company generated cash flows from financing activities of AUD$3,977,725 in the year ended December 31, 2001 compared to AUD$7,679,977 in the year ended December 31, 2000. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placements and the conversion of share options into ordinary share capital of the Company.

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

  C.   Research and development, patents and licences
  Not applicable

  D.   Trend information
  Not applicable

  ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A.   Directors and senior management


Name                         Age               Position
Yusufali M Jumabhoy          64     Chairman and Chairman of the audit committee
Peter Mark Smyth             62     Vice Chairman and Director
Goh Yong Kheng               55     Chief Executive and Director
Ee Beng Yew                  48     Director and member of the audit committee
Thinagaran                   39     Director and member of the audit committee
Warren Martin Baillie        29     Company Secretary and General Counsel


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

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Yusufali M Jumabhoy - Chairman
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.

Peter Mark Smyth -Vice Chairman
Mr Smyth holds a masters degree in jurisprudence from Oxford University. After admission as an attorney in London, he worked for Arthur Andersen in Sydney and then Price Waterhouse as a taxation specialist. In 1969 Mr Smyth became the company secretary and treasurer of the Australian branch of the Selection Trust Group (now BP Minerals). Since leaving Selection Trust, Mr Smyth has founded and developed a number of successful companies in various parts of the world. He was Chief Executive of CityView from 1995 to December 2001.

Goh Yong Kheng - Chief Executive
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses. Mr Goh was appointed a Director on March 22, 2002 and Chief Executive on April 10, 2002.

Ee Beng Yew - Director
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries. Mr Ee was appointed a Director and member of the Company's Independent Audit Committee on April 8, 2002.

Thinagaran - Director
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran was appointed a Director and a member of the Company's Independent Audit Committee on March 22, 2002 .

Warren Martin Baillie - Company Secretary and General Counsel
In May 2000 Mr Baillie was appointed Company Secretary and General Counsel of the Company. His experience is in both legal and financial arenas. Mr Baillie has practiced as an attorney in the area of commercial and corporate law with the major independent law firm Jackson McDonald. He has also worked with Ernst & Young, Chartered Accountants. Mr. Baillie's qualifications include a Bachelor of Law degree from Murdoch University in Western Australia and a Bachelor of Commerce degree from the University of Western Australia. He is a qualified Chartered Secretary and a member of the international Institute of Chartered Secretaries and Administrators


The following persons previously served as Directors during part of 2001:

Leslie Robert Maurice Friday
Mr Friday was a director of CityView throughout the year until his resignation on 4 December 2001.

Peter John Augustin Remta
Mr Remta was a director of CityView throughout the year until his resignation on 12 October 2001.

William Mansell Shotton
Mr Shotton was a director from November 16, 2001 until his resignation on April 11, 2002.

David Michael Saunders
Mr Saunders was a director from November 22, 2001 until his resignation on April 11, 2002.

  Refer to item 8B (d) - Significant Changes regarding resignations and appointments of officers or directors on May 31, 2002.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

     Name              Base fee         Other fees           Incentives
                         $                  $                 (Options)
  Y M Jumabhoy          Nil                Nil                 200,000
  P M Smyth           10,000            253,523  (1)           900,000
  W M Shotton           Nil             141,898                 Nil
  D M Saunders          Nil              26,682                 Nil
  P J A Remta         10,000             91,135               700,000
  L R M Friday        10,000             20,785               500,000

  Note (1) See also Item 7B hereinafter.

Mr P M Smyth and Mr W M Shotton were executive directors of the Company while the other directors were non - executive.

The options accruing to the directors were issued under the Company's Incentive Option Plan and have been valued at 13.2 cents each using the Black Schoeles Model except Mr Jumabhoy's options which have been valued at 5.6 cents each. The Company's Employee Share Plan is described in Item 6.E.

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


  D.   Employees

  At December 31, 2001 the Company had 2 full time employees at its registered office in Australia. Much of the Company's work is undertaken by consultants on a per diem basis.


  E.   Share ownership

  See Item 7A Major shareholders

Employee Share Plan

On 25 June 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders at the annual general meeting held on 31 May 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of $0.35 each on or before 30 June 2002. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors.

On 31 October 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before 30 June 2002.

The remaining 2,000,000 employee options remained unexercised at the date of this report.

Of the total of 2,300,000 that were issued to directors under the Incentive Option Plan during 2001, 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta, 500,000 options were issued to Mr L R M Friday and 200,000 options were issued to Mr Y M Jumabhoy. The options issued to Messrs Remta and Friday expired on 12 December 2001 and 4 February 2002 respectively due to their resignations.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

  A.   Major shareholders

  The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at March 31, 2002. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

 Name and address
   of owner                  Number of Shares                    Position           Percent of Class

Peter Mark Smyth
19 View Street
Peppermint Grove 6011
Western Australia              196,084                           Vice Chairman             *


Ee Beng Yew                     Nil
38 Toh Close           (but Mr Ee is a shareholder of
Singapore 508011        Falcon Oil Pte Ltd which owns
                        13,000,000 fully paid ordinary
                        shares and options in the Company)       Director

Goh Yong Kheng                  Nil
38B Jln Mat Jambol     (but Mr Goh is a shareholder of
#02-12                  Falcon Oil Pte Ltd which owns       Chief Executive and
Singapore 119520        13,000,000 fully paid ordinary           Director
                        shares and options in the Company)




Warren Baillie
3 Bennetts Place
Sorrento 6020                                                Company Secretary/
Western Australia               12,000                        General Counsel

Falcon Oil Pte Ltd (2)
63 Robinson Road
Afro Asia Building
#03-16
Singapore 068894            13,000,000                                                    18.53%

Malaysia Mining
Corporation Berhad
32nd Floor, Menara PNB
201A Jalan Tung Razak
Kuala Lumpur 50400
Malaysia                     8,616,188 (1)                                                12.28%


  Note (1) Includes an additional 6,624,790 Ordinary Shares issued on July 11, 2000 subject to an irrevocable contractual agreement made to Malaysia Mining Corporation Berhad for consideration received. Note (2) See Item 8B (b) regarding issue to Falcon Oil Pte Ltd of 13,000,000 securities. Falcon Oil Pte Ltd is a Singaporean energy company which is a co-venturer with CityView in the Madura and Simenggaris Blocks. Falcon's shareholders have interests in substantial oil and gas producing fields in Central Asia and also interests in water treatment and oil technology businesses.

  Based on 70,161,616 shares outstanding as of March 31, 2002.

  * Represents less than 1%

  B.   Related party transactions

Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company has lent $3,000,000 to Sands Solutions during 2000 and 2001 and has charged Sands Solutions interest at 7% per annum payable in monthly instalments.

Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year at normal commercial rates were AUD$253,523 compared to AUD$213,825 in the previous year.

Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provided consultancy and corporate management services to the Company during 2001 under a consultancy agreement dated 1 February 2001. Fees paid during the financial year at normal commercial rates were AUD$91,135.

Mr L R M Friday is a director and shareholder of Lifestyle Nominees Pty Ltd which provided consultancy services to the Company. Fees paid during the financial year were AUD$20,785.

During 2001 the Company issued a total of 2,300,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta, 500,000 options were issued to Mr L R M Friday and 200,000 options were issued to Mr Y M Jumabhoy. The options issued to Messrs Remta and Friday have expired.

There are no additional interests of management in transaction involving the Company except for those stated herein or in Item 17 - notes to financial statements.


  C.   Interests of experts and counsel
  Not applicable


  ITEM 8.  FINANCIAL INFORMATION

  A.   Consolidated Statements and Other Financial Information

  Reference is made to "Item 17. Financial Statements" for the financial statements included in this annual report.

  Legal proceedings

  The Company is not a party to any material litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person or firm.


  To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

B.       Significant changes
  There has been no financial statement effect for the year ended 31 December 2001 for each of the subsequent events listed below unless otherwise stated:

(a) On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered an agreement to acquire shares in an oil company which holds legally and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

         Under the agreement, the Company has an option to acquire shares with the intention that through that shareholding the Company will become entitled to the benefits from the development of the projects.

         On 28 February 2002 the Company paid an option fee of US$200,000. The option fee is refundable if necessary regulatory approvals are not obtained and if the Company exercises its option to acquire shares then the option fee will form part of the consideration payable.

(b) On 14 January 2002 the Company issued 400,000 ordinary fully paid shares to private investors in the United Kingdom. The shares were issued at a price of AUD$0.20 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

         On 28 February 2002 the Company issued 13 million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-venturer with CityView in the Madura and Simenggaris blocks. The shares were issued at a price of AUD$0.24 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

         Both of these placements were in accordance with the authority given by shareholders at the Company's general meeting held on 24 December 2001.

(c) On 4 February 2002 due to a director's resignation, 500,000 employee options expired.

(d) On 22 March 2002 the Company appointed Mr Goh Yong Kheng and Mr Thinagaran as directors of the Company and on 4 April 2002 appointed Mr Ee as a director of the Company. On 11 April 2002 Messrs Shotton and Saunders resigned as directors of the Company and Mr Shotton organised a management buy-out of the Company's former subsidiary CityView Corporation (UK) Ltd. Mr Goh was appointed Chief Executive of the Company on 10 April 2002.

         On May 31, 2002 Mr Smyth resigned as a director of the Company and Messrs Saddique, Ramli and Arbouw were appointed directors

         Mr Saddique was appointed Chief Executive and also a director of the Company on May 31, 2002 to replace Mr Goh, who resigned as Chief Executive on that day. Mr Saddique is the president of Central Asia Petroleum and is also a director and shareholder of Falcon Oil Pte Ltd.

         Mr Md Nazri Ramli is a senior geologist with Malaysia Mining Corporation Berhad ("MMC").

         Mr John Arbouw is a journalist, writer and communications consultant with over 25 years experience in newspapers and magazines in Canada, Europe, Asia, New Zealand and Australia.

(e) On 28 February 2000 the Company acquired 1,000,000 shares in CGX Energy Inc at a cost of $1,676,150 which was lent to it by Azure Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of $2,531,000 and after settlement of the loan realised a gross profit of $854,850. That profit was not received from Azure Energy Fund Inc during 2000 and was fully provisioned during that year. The receivable and corresponding provision were written off during 2001.

         On 2 April 2002 a net profit of US$183,831 was received in relation to the sale. This will be brought to income in the Company's financial statements for the year ending 31 December 2002.

(f) In April 2002, in accordance with the recommendations of the due diligence committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has a contingent liability for Primeorder AG.

  The financial effects of the transactions referred to in this item will be included in the Company's accounts for the year ended 31 December 2002.

  ITEM 9.  THE OFFER AND LISTING

  Not applicable

  ITEM 10.  ADDITIONAL INFORMATION

  A.   Share capital
  Not applicable

  B.   Memorandum and articles of association
  This information has been previously provided.

  C.   Material contracts

         Petroleum Permit Block SC41 - offshore Western Philippines
         On 30 June 1999 CityView's wholly owned subsidiary, CityView Asia Pty Ltd, executed an agreement with Malaysia Mining Corporation Berhad ("MMC") for the transfer of the Company's 49% interest in MMC Exploration & Production (Philippines) Pte Ltd ("MMCEPPL") in full or partial satisfaction of the Company's then outstanding debt to MMC and to discharge the Deed of Charge of 4 February 1998. At the general meeting of the Company's shareholders on 30 December 1999, the shareholders approved the sale and the Deed of Charge was discharged on 24 January 2000.

         In April 2000 the Company, through its subsidiary CityView Asia Pty Ltd, entered an agreement to acquire an interest of 2.5% in Block SC 41 from ASAB Resources Limited. As part of this acquisition all contributions to expenses of the current work program of two wells (which includes Rhino) within the block have been met on behalf of the Company by MMCEPPL. The consideration for the acquisition was the issue to ASAB Resources Limited as vendor of 2,200,000 million shares in the capital of the Company valued at US$1,100,000 for each percentage point interest.

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

         Gas gathering projects
         On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered an agreement to acquire shares in an oil company which holds legally and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

         Under the agreement, the Company effectively has an option to acquire shares with the intention that through that shareholding the Company will become entitled to the benefits from the development of the projects.

         In 2002 the Company has paid an option fee of US$400,000. The option fee is refundable if necessary regulatory approvals are not obtained and if the Company exercises its option to acquire shares then the option fee will form part of the consideration payable.

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

         In April 2002, in accordance with the recommendations of the Due Diligence Committee, the Company signed agreements with Sands Solutions pursuant to which CityView can elect to have all moneys repaid to it on 1 July 2003 or CityView can elect to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

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

         As further consideration for the acquisition of its interest in Primeorder AG, the Company issued 500,000 options in November 2000 to persons in Germany who are associated with Primeorder AG. The options were convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each and all the options expired unexercised on 14 June 2001.

         In April 2002, in accordance with the recommendations of the Due Diligence Committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has an interest in Primeorder AG and the Company has been released from all obligations to provide more funds to Sands Solutions or its subsidiary Primeorder AG.

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

  A.   Debt securities
  Not applicable

  B.   Warrants and rights
  Not applicable

  C.   Other securities
  Not applicable

  D.   American depositary shares
  Not applicable


  PART II

  ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  Not applicable

  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  Not applicable

  E.   Use of proceeds

  Not applicable

  ITEM 15.  [RESERVED]

  ITEM 16.  [RESERVED]

                                     PART IV

  ITEM 17.  FINANCIAL STATEMENTS.


                          CITYVIEW CORPORATION LIMITED
           Annual Report For The Financial Year Ended 31 December 2001


                                                                    Page Number
                                                                 ---------------
Auditors' Report                                                         F-2

Statement of Financial Performance                                       F-4

Statement of Financial Position as at 31 December 2001                   F-5

Statement of Cash Flow                                                   F-6

Notes to and Forming Part of the Financial Statements                 F-7-F-28

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CityView Corporation Limited

        We have audited the accompanying consolidated statement of financial position of CityView Corporation Limited as of December 31, 2001 and 2000 and the related consolidated statements of financial performance, and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, the financial statements referred to above present fairly, the consolidated financial position of CityView Corporation Limited as of December 31, 2001 and 2000 and the consolidated results of its financial performance and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with Australian generally accepted accounting principles.


                                                 /s/Feldman Sherb & Co., P.C.
                                                    Feldman Sherb & Co., P.C.
                                                  Certified Public Accountants

New York, New York
June 4, 2002

The accompanying financial statements have been prepared in accordance with Australian generally accepted accounting principles.

                         CITYVIEW CORPORATION LIMITED
                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


                                                                  Consolidated Entity                             Parent Entity
                                                                31-Dec-01     31-Dec-00     31-Dec-99        31-Dec-01   31-Dec-00
                                                        NOTE      AUD$           AUD$          AUD$             AUD$        AUD$


Revenues from ordinary activities                        2        229,087        207,368          208         229,087      207,368

Employee wages and benefits expense                              (185,558)      (118,123)    (271,269)       (185,558)    (118,123)

Depreciation and amortization expense                              (5,226)        (2,184)      (8,252)         (5,226)      (2,184)

Brokerage and advisory fees                                      (549,638)      (607,455)           -        (549,638)    (607,455)

Other expenses from ordinary activities                        (3,653,952)    (5,017,182) (10,815,794)     (3,805,528)  (4,986,568)
                                                             ------------------------------------------     ------------------------
Profit (loss) from ordinary activities before
   income tax expense                                    3     (4,165,287)    (5,537,576) (11,095,107)     (4,316,863)  (5,506,962)
                                                             ------------------------------------------     ------------------------
Profit (loss) from ordinary activities after related
   income tax expense                                          (4,165,287)    (5,537,576) (11,095,107)     (4,316,863)  (5,506,962)

Net profit (loss) attributable to members of the
   parent entity                                               (4,165,287)    (5,537,576) (11,095,107)     (4,316,863)  (5,506,962)
                                                             ------------------------------------------     ------------------------

Basic earnings (loss) per share (cents per share)        16         (0.08)         (0.13)       (0.70)



         The accompanying notes form part of these financial statements.

                          CITYVIEW CORPORATION LIMITED
                         STATEMENT OF FINANCIAL POSITION
                                31 DECEMBER 2001



                                                                        Consolidated Entity            Parent Entity
                                                                      31-Dec-01      31-Dec-00           31-Dec-01      31-Dec-00
                                                          NOTE          AUD$            AUD$                AUD$          AUD$

CURRENT ASSETS
Cash                                                         8             101,883        822,559              56,425       822,551
Receivables                                                  9             173,487              -              17,836             -
                                                                   -------------------------------     -----------------------------
TOTAL CURRENT ASSETS                                                       275,370        822,559              74,261       822,551
                                                                   -------------------------------     -----------------------------
NON CURRENT ASSETS
Receivables                                                  10         10,952,187     10,225,105          15,572,187    14,845,105
Investments                                                  11                  -        550,500                  16       550,510
Property, plant and equipment                                12             10,177          9,723              10,177         9,723
Acquisition, exploration and development                     13          4,620,002      4,620,002                   -             -
                                                                   -------------------------------     -----------------------------
TOTAL NON CURRENT ASSETS                                                15,582,366     15,405,330          15,582,380    15,405,338
                                                                   -------------------------------     -----------------------------

TOTAL ASSETS                                                            15,857,736     16,227,889          15,656,641    16,227,889
                                                                   -------------------------------     -----------------------------
CURRENT LIABILITIES
Accounts payable                                             14            108,355        290,946              58,836       290,946
                                                                   -------------------------------     -----------------------------
TOTAL CURRENT LIABILITIES                                                  108,355        290,946              58,836       290,946
                                                                   -------------------------------     -----------------------------
TOTAL LIABILITIES                                                          108,355        290,946              58,836       290,946
                                                                   -------------------------------     -----------------------------
NET ASSETS/(LIABILITIES)                                                15,749,381     15,936,943          15,597,805    15,936,943
                                                                   ===============================     =============================
SHAREHOLDERS' EQUITY
Contributed capital                                        15(a)        64,851,446     60,873,721          54,295,996    50,318,271
Accumulated losses                                         15(e)       (49,102,065)   (44,936,778)        (38,698,191)  (34,381,328)
                                                                   -------------------------------     -----------------------------
Shareholders' equity attributable to the
members of the parent entity                                            15,749,381     15,936,943          15,597,805    15,936,943
                                                                   -------------------------------     -----------------------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT)                                    15,749,381     15,936,943          15,597,805    15,936,943
                                                                   ===============================     =============================




         The accompanying notes form part of these financial statements.

                          CITYVIEW CORPORATION LIMITED
                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001



                                                                  Consolidated Entity                          Parent Entity
                                                                31-Dec-01    31-Dec-00    31-Dec-99       31-Dec-01     31-Dec-00
                                                        NOTE       AUD$         AUD$        AUD$             AUD$         AUD$

Cash Flows From Operating Activities
Interest received                                                   211,251      139,119         205          211,251       139,119
Interest and other costs of finance paid                           (549,638)    (607,455)    (11,040)        (549,638)     (607,455)
Payments to suppliers and employees                              (3,540,452)  (2,386,099) (1,971,760)      (3,181,553)   (2,386,099)
                                                               --------------------------------------    ---------------------------
Net cash provided (used) by operating activities       19(d)     (3,878,839)  (2,854,435) (1,982,595)      (3,519,940)   (2,854,435)
                                                               --------------------------------------    ---------------------------
Cash flows from investing activities
Loan to Sands Solutions.com Pty Ltd ("Sands Solutions")            (500,000)  (2,500,000)          -         (500,000)   (2,500,000)
Payment for the development of oil fields                                 -     (949,647)          -                -      (949,647)
Payment for investment in listed corporation.                      (163,911)    (550,500)          -         (163,911)     (550,500)
Payment for the acquisition, exploration,
   evaluation and development of oil fields                        (155,651)           -           -                -             -
Advance to controlled entities                                            -            -           -         (560,000)
                                                               --------------------------------------    ---------------------------
Net cash provided/(used) by investing activities                   (819,562)  (4,000,147)          -       (1,223,911)   (4,000,147)
                                                               --------------------------------------    ---------------------------
Cash from financing activities
Proceeds from the issue of shares                                 3,977,725    7,679,977   1,992,771        3,977,725     7,679,977
Proceeds from the issue of debentures                                     -            -           -                -             -
Loans from related party                                                  -            -           -                -             -
Repayment of loan from related party                                      -            -           -                -             -
                                                               --------------------------------------    ---------------------------
Net cash provided/(used) by financing activities                  3,977,725    7,679,977   1,992,771        3,977,725     7,679,977
                                                               --------------------------------------    ---------------------------
Net increase (decrease) in cash                                    (720,676)     825,395      10,176         (766,126)      825,395
Cash at the beginning of the financial year                         822,559       11,679       1,503          822,551        (3,371)
Adjustment re cash held in entities disposed                              -      (14,515)          -                -           527
                                                               --------------------------------------    ---------------------------
Cash at the end of the financial year                  19(a)        101,883      822,559      11,679           56,425       822,551
                                                               ======================================    ===========================




      The accompanying notes form part of these financial statements.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


1.       Statement of Accounting Policies

     Basis of Reporting

     The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

     The financial report covers the consolidated entity CityView Corporation Limited ("CityView") and its controlled entities and CityView as an individual parent entity. CityView is a listed public company, incorporated and domiciled in Australia.

     The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

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

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)      Principles of Consolidation

     A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 18 to the financial statements.

     All inter-company balances and transactions between entities in the consolidated entity, including any unrealized profits or losses, have been eliminated on consolidation.

     Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

     Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b)      Taxation

     The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the statement of financial performance is calculated on profit/(loss) from ordinary activities adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

     Future income tax benefits:
        (i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
        (ii) where they relate to tax losses are only brought to account when their realisation is virtually certain.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


     Summary of Accounting Policies (cont)

(c)      Foreign Currency

     Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

     The gains and losses from conversion of short-term assets and liabilities, whether realised are included in profit from ordinary activities as they arise.

     The assets and liabilities of the overseas controlled entities which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

     (d) Acquisition, Exploration and Development Expenditure

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

(e)      Equipment

     Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

     The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows hav3e not been discounted to their present values in determining recoverable amounts.

     The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

(f)      Depreciation

     All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

(g)      Investments

     Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

(h)      Payables

     Trade payables and other accounts payable are recognized when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


     Summary of Accounting Policies (cont)

(i)      Receivables

     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

(j)      Recoverable Amount of Non-current Assets

     Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

(k)      Employee Entitlements

     Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

     Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

     The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

     The Company operates an Employee Share Plan, details of which are provided in Note 6 to the financial statements. Profits or losses incurred by employees, being the difference between the market value and the par value of the shares acquired, are not recorded by the Company as remuneration paid to employees.

                                               Consolidated Entity                 Parent Entity
                                             31-Dec-01      31-Dec-00       31-Dec-01         31-Dec-00
                                           -------------- -------------- ----------------- ----------------
       Number of employees at year end           2              2               2                 2

     The Company also uses the services of several consultants and contractors on an as needs basis.

     (l) Cash
         For the purpose of the statement of cash flows, cash includes:
                  - Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts and;
                  - Investments in money market instruments with less than 14 days to maturity.

(m)      Revenue

         Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

         Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

(n)      Comparative Figures

         Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

     Summary of Accounting Policies (cont)

(o)      Going Concern

     The financial statements have been prepared adopting the going concern convention which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. The going concern convention has been adopted as agreements have been entered into under which the share of all expenditure for exploration and development of the areas of interest in Indonesia and the Philippines normally payable by the consolidated entity will in each case be met by outside joint venture partners (refer to Note 21(a). In addition arrangements have been made to raise sufficient funds to meet continuing operations of the consolidated entity.


                                                             Consolidated Entity                    Parent Entity
                                                   31-Dec-01      31-Dec-00      31-Dec-99    31-Dec-01      31-Dec-00
                                                       A$            A$             A$            A$            A$

2.       Revenue

Revenue - Non Operating Activities

Proceeds from the sale of non current
investment                                                   -               -             3            -               -

Revenue - Operating Activities

Sales                                                        -               -             -            -               -
Interest received on loan to Sands Solutions           216,522          63,095             -      216,522          63,095
Interest received - other parties                       12,565          76,024           205       12,565          76,024
Foreign exchange gain                                        -          68,249             -            -          68,249
                                                  ------------------------------------------------------------------------
  Total Revenue                                        229,087         207,368           208      229,087         207,638
                                                  ------------------------------------------------------------------------

The shareholders of the Company on 30 December 1999 agreed to partially satisfy the debt to Malaysia Mining Corporation Berhad of $14,861,564 by the sale to it of the Company's interest of 6.125% in the Petroleum Permit Block held under Service Contract 41 in offshore Philippines. This net interest in Service Contract 41 accrued to the Company through its shareholding of 49% in MMC Exploration & Production (Philippines) Pte Ltd. The sale was achieved by the Company transferring to Malaysia Mining Corporation Berhad all of its shareholding in MMC Exploration & Production (Philippines) Pte Ltd for a price of $10,555,450. The interest of the Company in Service Contract 41 (represented by its shareholding in MMC Exploration & Production (Philippines) Pte Ltd) had been written down to a nil value The sale of $10,555,450 was recorded in the financial statements of the Company for the year ended 31 December 1999 as a capital contribution.

3.       Loss from ordinary activities

Loss from ordinary activities before income tax has been determined after:

Expenses
General and administrative expenses                    870,930       1,728,903       3,910,909      834,336     1,698,289
Depreciation                                             5,226           2,184           9,097        5,226         2,184
Provision for doubtful debts                                 -         854,850               -            -       854,850
Interest expense                                             -          59,570         973,121            -        59,570
Marketing services                                   1,579,107       1,499,430               -    1,579,107     1,499,430
Corporate public relations                             229,864         818,007               -      229,864       818,007
Financial and brokerage services                       319,774          86,000               -      319,774        86,000
Consultants services                                   675,063         696,000               -      303,233       696,000
Investment loss                                        714,410               -               -      714,410             -
Loss on disposal of subsidiary                               -               -       1,201,388            -             -
Provision for diminution of investment                       -               -         214,413      560,000             -
Exploration expenditure written off                          -               -       4,786,387            -             -
                                                  ------------------------------------------------------------------------
   Total expenses                                    4,394,374       5,744,944      11,095,315   (4,545,950)   (5,714,330)
                                                  ------------------------------------------------------------------------
Net Income (Loss)                                   (4,165,287)     (5,537,576)    (11,095,107)  (4,316,863)   (5,506,962)
                                                  ========================================================================

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

                                                                Consolidated Entity                  Parent Entity
                                                      31-Dec-01     31-Dec-00      31-Dec-99    31-Dec-01     31-Dec-00
                                                          A$            A$            A$            A$           A$
4.       Income Tax
 (a) The prima facie income tax benefit on loss
     from ordinary activities before income tax
     reconciles to the income tax benefit in the
     financial statements as follows:
      Loss from ordinary activities before
      income tax                                      (4,165,287)    (5,537,576)  (11,095,107) (4,316,863)   (5,506,962)
                                                     ---------------------------------------------------------------------
Income tax expense/(benefit) calculated at 30% of
Operating profit for year ended 31 December 2001
and 34% for year ended 31 December 2000               (1,249,586)    (1,882,775)   (3,994,239) (1,295,095)   (1,872,367)

Permanent differences                                    974,333              -             -   1,028,492             -

Timing differences and tax losses not brought to
account as future income tax benefits                    275,253      1,882,775     3,994,239     266,567     1,872,367
                                                     ---------------------------------------------------------------------
Income tax expense                                             -              -             -           -             -
                                                     ---------------------------------------------------------------------
(b) Future income tax benefits not brought to
account as assets                                     15,460,666     14,211,080    12,328,305  14,787,758    13,492,663
                                                     ---------------------------------------------------------------------
                                                      15,460,666     14,211,080    12,328,305  14,787,758    13,492,663
                                                     ---------------------------------------------------------------------

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:
i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realized:
ii)conditions for deductibility imposed by the law are complied with; and
iii)no changes in tax legislation adversely affect the realization of the benefit from the deductions.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

5.       Directors' Remuneration

The directors of the Company for
the year ended 31 December 2000
were :

                                        Peter Mark Smyth
                                        Yusufali M Jumabhoy (Appointed 16 October 2001)
                                        William Mansell Shotton Appointed 16 November 2001)
                                        David Michael Saunders (Appointed 22 November 2001)
                                        Peter John Augustin Remta (Resigned 12 October 2001)
                                        Leslie Robert Maurice Friday (Resigned 4 December 2001)


                                                                Consolidated Entity               Parent Entity
                                                           31-Dec-01  31-Dec-00 31-Dec-99 31-Dec-01 31-Dec-00  31-Dec-99
                                                               A$        A$        A$        A$         A$         A$
The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of the Company, directly or indirectly,
by the Company or by any related party.                                                    564,023   284,915    985,000
                                                                                        --------------------------------

The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of each entity in the consolidated
entity, directly or indirectly, by the
entities in which they are directors or
by any related party.                                      564,023    284,915    985,000
                                                        ---------------------------------

The number of directors of the Company whose total
income falls within each successive $10,000 band of
income;
Nil                                                            1         -                   1         -
$10,000  -  $19,999                                            -         1                   -         1
$20,000  -  $29,999                                            1         -                   1         -
$30,000  -  $39,999                                            1         -                   1         -
$50,000  -  $59,999                                            -         1                   -         1
$100,000 - $109,999                                            1         -                   1         -
$140,000 - $149,999                                            1         -                   1         -
$220,000 - $229,999                                            -         1                   -         1
$260,000 - $269,999                                            1         -                   1         -


All of the executives of the Company were also its directors during the financial year.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

6.       Employee Share Plan

On June 25, 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders a the annual general meeting held on 31 May 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options confers the right to acquire one (1) ordinary fully paid share in the capital of the company at a price of $0.35 each on or before 30 June 2002. Due to a director's resignation, 700,000 options expired on 12 December 2001.

On 31 October 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before 30 June 2002.

The remaining 2,000,000 employee options remained unexercised at 31 December 2001. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors.


                                                               Consolidated Entity                Parent Entity
                                                             31-Dec-01     31-Dec-00            31-Dec-01    31-Dec-00
                                                                A$             A$                  A$            A$
7.       Remuneration of Auditors

Amounts received, or due and receivable
from the Company and any related organisation for:

Auditing the financial statements                                 65,000         20,000             50,000         20,000
Other services                                                    15,000         15,000             15,000         15,000
                                                           -----------------------------       --------------------------
                                                                  80,000         35,000             65,000         35,000
                                                           -----------------------------       --------------------------

8.       Cash
Cash on hand                                                         500            500                500            500
Cash at bank                                                     101,383        822,059             55,925        822,051
                                                           -----------------------------       ---------------------------
                                                                 101,883        822,559             56,425        822,551
                                                           -----------------------------       ---------------------------

9.      Current Receivables
Other debtors                                                    173,487        854,850             17,836        854,850
Provision for doubtful debt                                            -       (854,850)                 -       (854,850)
                                                           -----------------------------       ---------------------------
                                                                 173,487              -             17,836              -
                                                           -----------------------------       ---------------------------
10.      Non Current Receivables
Loans to controlled entities                                          -             -            5,180,000      4,620,000
Provision for investment write down-at cost                           -             -             (560,000)             -
Loan to Sands Solutions                                       3,000,000     2,500,000            3,000,000      2,500,000
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd                                     7,952,187     7,725,105            7,952,187      7,725,105
                                                         -----------------------------        ----------------------------
                                                             10,952,187    10,225,105           15,572,187     14,845,105
                                                         -----------------------------        ----------------------------

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


10.      Non Current Receivables (cont.)

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


                                                                Consolidated Entity                Parent Entity
                                                              31-Dec-01       31-Dec-00          31-Dec-01    31-Dec-00
                                                                  A$             A$                 A$            A$
11.      Non-Current Investments
      In controlled entities-at cost
CityView Asia Pty Ltd                                                     -             -                 10           10
CityView Corporation (UK) Ltd                                             -             -                  6            -
                                                           -------------------------------     ---------------------------
                                                                          -             -                 16           10
                                                           -------------------------------     ---------------------------

      In Non-related entities-at cost
Shares in Telezon Limited (Administrator Appoined)                        -       550,000                  -      550,000
                                                           -------------------------------     ---------------------------
                                                                          -       550,000                  -      550,000
                                                           -------------------------------     ---------------------------
Total Non-current Investments                                             -       550,000                 16      550,510
                                                           -------------------------------     ---------------------------

12.      Equipment
Equipment at cost                                                                                     17,586       11,907
                                                                     17,586        11,907
Less accumulated depreciation                                        (7,409)       (2,184)            (7,409)      (2,184)
                                                           -------------------------------     ---------------------------
                                                                     10,177         9,723             10,177        9,723
                                                           -------------------------------     ---------------------------
Balance at the beginning of year                                      9,723             -              9,723            -
Additions                                                             5,680        11,907              5,680       11,907
Depreciation expense                                                 (5,226)       (2,184)            (5,226)      (2,184)
                                                           -------------------------------     ---------------------------
Carrying amount at year end                                          10,177         9,723             10,177        9,723
                                                           -------------------------------     ---------------------------
13.      Acquisition, Exploration and Development
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest at cost:                                                 4,620,002     4,620,002                  -            -
                                                           -------------------------------     ---------------------------
                                                                  4,620,002     4,620,002                  -            -
                                                           -------------------------------     ---------------------------

The consolidated entity has entered into a contract to explore and develop oil and gas fields in the Philippines. This contract is under standard terms for foreign companies operating in those countries. The costs will be amortised over the life of the various projects once production commences. The ultimate recoverability of the acquisition costs and exploration and development expenditure is dependent upon the future development and successful exploitation or the possible sale of the area of interest.

14.      Current Payables
Unsecured:
Trade creditors                                                      48,250       113,006             48,250      113,006
Accrued expenses                                                     60,105       177,940             10,586      177,940
                                                           -------------------------------     ---------------------------
                                                                    108,355       290,946             58,836      290,946
                                                           -------------------------------     ---------------------------

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

15.      Equity-Parent Company
(a)   Contributed equity
      During the year ended 31 December 2001 the Company issued the shares listed below. All placements have been approved by shareholders.

                                                              Issue price        Number of                  Share capital
Date            Nature of Issue                             for each share         Shares                         A$
----            ---------------                                 ----------         ------                          -
09 03 01        Option exercise                                  0.50              300,000                      150,000
09 03 01        Option exercise                                  0.50              300,000                      150,000
12 03 01        Option exercise                                  0.50              400,000                      200,000
12 03 01        Shares issued                                    0.55              320,690     *                176,380
12 03 01        Shares issued                                    0.55               79,310     *                 43,620
16 03 01        Option exercise                                  0.50              300,000                      150,000
16 03 01        Shares cancellation                                -             (500,000)                            -
04 30 01        Shares issued                                    0.48              200,000     *                 96,000
07 05 01        Shares issued                                    0.50            1,600,000     *                800,000
11 05 01        Shares issued                                    0.47              500,000     *                237,500
11 05 01        Shares issued                                    0.47              400,000     *                190,000
08 06 01        Shares issued                                    0.44              200,000     *                 89,000
12 06 01        Shares issued                                    0.50            1,100,000     #                550,000
25 06 01        Shares issued                                    0.35              300,000     *                105,000
28 06 01        Shares issued                                    0.33              250,000     *                 83,750
23 08 01        Shares issued                                    0.25              250,000     *                 62,500
28 08 01        Option exercise                                  0.25               20,000                        5,000
28 08 01        Option exercise                                  0.25               10,000                        2,500
28 08 01        Option exercise                                  0.25               20,000                        5,000
28 08 01        Option exercise                                  0.25              197,100                       49,275
28 08 01        Option exercise                                  0.25              280,000                       70,000
28 08 01        Option exercise                                  0.25               20,000                        5,000
28 08 01        Option exercise                                  0.25               20,000                        5,000
28 08 01        Option exercise                                  0.25               10,000                        2,500
28 08 01        Option exercise                                  0.25               80,000                       20,000
28 08 01        Option exercise                                  0.25               20,000                        5,000
28 08 01        Option exercise                                  0.25               30,000                        7,500
06 11 01        Shares issued                                    0.19              250,000     *                 47,500
08 11 01        Shares issued                                    0.17              240,000     *                 40,000
14 11 01        Shares issued                                    0.25            1,250,000     #                314,850
14 11 01        Shares issued                                    0.25            1,250,000     #                314,850
                                                                            ---------------      -----------------------
                                                                                 9,697,100                    3,977,725
Ordinary fully paid shares at 31 December 2000                                  47,064,516                   50,318,271
                                                                            ---------------      -----------------------
Ordinary fully paid shares at 31 December 2001                                  56,761,616                   54,295,996
                                                                            ===============      =======================
* Shares issued for services rendered or satisfaction of debt # Shares issued for cash to raise working capital

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

Equity (cont.)

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b)   Options:
As at 31 December 2001 there were on issue:
(i) 1,800,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.35 each on or before 30 June 2002; and
(ii) 200,000 unlisted Employee options convertible into fully paid ordinary shares at an exercise price of $0.20 each on or before 30 June 2002.

(c)   Dividends:
       No dividend was declared by the Directors during the reporting period.

(d)   Franking credits
       The Company retains no franking credits for the year ended 31 December 2001 and the year ended 31 December 2000.

(e)   Accumulated losses

                                                                    Consolidated Entity              Parent Entity
                                                                 31-Dec-01       31-Dec-00       31-Dec-01    31-Dec-00

Accumulated losses at the beginning of the
financial year                                                      44,936,778     39,399,202     34,381,328   39,429,816
Net loss attributable to the members of the parent
entity                                                               4,165,287      5,537,576      4,316,863    5,506,962
                                                              -------------------------------   -------------------------
Accumulated losses at the end of the financial year                 49,102,065     44,936,778     38,698,191   34,381,328
                                                              --------------------------------  --------------------------

16.      Earnings per share                                      31-Dec-01       31-Dec-00      31-Dec-99
Basic earnings/(loss) per share (cents per share)                  (.08c)          (.13c)        (.70c)

The weighted average number of ordinary shares on issue used in the calculation of basic earnings per share

                                                                 51,579,570      41,999,364    15,899,719


Diluted earnings per share are not disclosed as they are not materially different from basic earnings per share. Please refer to Note 22 for ordinary shares issued subsequent to year end.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


17.      Financial Reporting by Segments

(a)  Industry Segments
                             Investments Exploration

                        31 Dec 01       31 Dec 00        31 Dec 99        31 Dec 01         31 Dec 00         Dec 31 99
                            A$              A$              A$               A$                A$                 A$
Revenue outside the
consolidated entity       211,251         139,119                -                -                -                 208
                      ----------------------------------------------------------------------------------------------------
Segment operating
profit and (loss)
after tax              (4,392,369)       (604,656)               -          227,082       (4,932,920)        (11,095,107)
                      --------------- --------------- ---------------- ---------------- ------------------ -----------------
Segment assets          3,285,547       3,882,782                -       12,572,189       12,345,107           7,579,445



                                              Consolidated
                               31 Dec 01        31 Dec 00       31 Dec 99
                                  A$               A$               A$
Revenue outside the
consolidated entity                211,251          139,119             208
                            ---------------- ---------------- ---------------

Segment operating profit
and (loss) after tax            (4,165,287)      (5,537,576)    (11,095,107)
                            ---------------- ---------------- ---------------
Segment assets                  15,857,736       16,227,889       7,579,445


The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests

(b)  Geographical Segments
                                         Indonesia                                         Australia
                             31 Dec 01     31 Dec 00        31 Dec 99         31 Dec 01        31 Dec 00       31 Dec 99
                                A$             A$              A$                A$               A$              A$
Revenue Outside the
consolidated entity                    -           -                  -          211,251          139,119            208
Segment operating profit
and (loss) after tax             227,082  (4,932,920)       (11,545,307)      (3,983,945)        (604,656)       450,200
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets                12,572,189  12,345,107          7,579,445        3,084,446        3,882,782      7,442,800


                                      United Kingdom                                     Eliminations
                             31 Dec 01     31 Dec 00        31 Dec 99         31 Dec 01        31 Dec 00       31 Dec 99
                                A$             A$              A$                A$               A$              A$
Revenue Outside the
consolidated entity                   -             -                  -                -                -              -
Segment operating profit
and (loss) after tax           (408,424)            -                  -                -                -              -
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets                  201,101             -                  -                -                -     (7,442,800)

                                       Consolidated
                             31 Dec 01     31 Dec 00        31 Dec 99
                                A$             A$              A$
Revenue Outside the
consolidated entity             211,251       139,119                208
Segment operating profit
and (loss) after tax         (4,165,287)   (5,537,576)       (11,095,107)
                           -------------- ------------- ------------------
Segment Assets               15,857,736    16,227,889          7,579,445


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


18.      Particulars Relating to All Entities

                                       Country of      Type of       Principal       Ownership
                                     Incorporation   Shares Held     Activity         interest
Parent entity                                                                       2001      2000
                                                                                    ----      ----
CityView Corporation Limited           Australia     Ordinary      Investment       100%      100%

Controlled entities
CityView Asia Pty  Ltd                 Australia     Ordinary      Exploration      100%      100%
CityView Corportion (UK) Ltd               UK        Ordinary      Investment       100%         -
Other
Medco Madura Pty Ltd                   Australia     Ordinary      Exploration       25%       25%
Medco Simenggaris Pty Ltd              Australia     Ordinary      Exploration       25%       25%

On 27 November 2001 the parent entity acquired 100% of the share capital of CityView Corporation (UK) Ltd, formerly known as Comstock Industries (UK) Limited, for a nominal consideration (see Note 19) with the parent entity entitled to all profits/(losses) from that controlled entity form that time. Mr W M Shotton is a director and Chief Executive of CityView Corporation UK Ltd.

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 10).

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

                                                    Consolidated Entity               Parent Entity
                                           31-Dec-01   31-Dec-00     31-Dec-99    31-Dec-01   31-Dec-00
19.  Notes to Statement of Cash Flow           A$          A$           A$           A$          A$
(a) Reconciliation of cash
Cash at the end of the financial year
as shown in the statement of cash
flows is reconciled to the related
items in the balance sheet as follows:

Borrowings                                          -            -             -           -           -
Cash                                          101,883      822,559        11,679      56,425     822,551
                                           --------------------------------------------------------------
                                              101,883      822,559        11,679      56,425     822,551
                                           --------------------------------------------------------------

(b) Business acquired
During the year 100% of the controlled
entity CityView Corporation (UK) Ltd
was acquired.                                       -            -             -           -           -
Purchase consideration                              -            -             -           6           -
                                          ---------------------------------------------------------------
Cash consideration                                  -            -             -           6           -
Amount due under contract of sale                   -            -             -           -           -
                                          ---------------------------------------------------------------
Cash outflow/inflow                                 -            -             -           6           -
                                          ---------------------------------------------------------------
Assets and liabilities held at
acquisition date
Receivables                                         -            -             -           -           -
Inventories                                         -            -             -           -           -
Property, plant and equipment                       -            -             -           -           -
Creditors                                           -            -             -           -           -
                                          ---------------------------------------------------------------
                                                    -            -             -           -           -
                                          ---------------------------------------------------------------
Goodwill on consolidation                           -            -             -           -           -
Outside equity interests in
acquisitions                                        -            -             -           -           -
                                          ---------------------------------------------------------------
                                                    -            -             -           -           -
                                          ---------------------------------------------------------------

(c) Business disposed of                            -            -             -           -           -
Consideration
Cash                                                -            -             3           -           -
                                          ---------------------------------------------------------------
Book value of net assets sold
Cash                                                -            -             -           -           -
Non current receivables (net of
foreign exchange gain)                              -            -             -           -           -
Non current investments                             -            -             -           -           -
                                          ---------------------------------------------------------------

Net assets disposed of                              -            -             -           -           -
Adjustment for accumulated losses
already brought to account                          -            -    (1,201,391)          -           -
Loss on disposal                                    -            -     1,201,388           -           -
                                          ---------------------------------------------------------------
                                                    -            -             3           -           -
                                          ---------------------------------------------------------------


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001



                                                    Consolidated Entity                Parent Entity
19.      Note to Statement of Cash Flow    31 Dec-01   31-Dec-00     31 Dec-99    31-Dec-01   31-Dec-00
(cont)                                         A$           A$           A$           A$          A$
(d) Reconciliation of loss from
ordinary activities after tax to net
cash provided by/(used by) operating
activities

Loss from ordinary activities              (4,165,287)  (5,537,576)  (11,095,107) (4,316,863) (5,506,962)

Less non cash operating items:

Depreciation                                    5,226        2,184         9,097       5,226       2,184
Mineral exploration expenditure written
off                                                 -            -     4,786,387           -           -
Interest expense                                    -       59,570       973,121           -      59,570
Loss on disposal of subsidiaries                    -            -     1,201,388           -           -
Loss on sale of investments                         -            -       214,413           -           -
Exchange (gain)/Loss                                -      (68,249)             -          -     (68,249)
Issue of shares in lieu of payment to
suppliers and employees                       762,743    6,600,556       829,872   1,067,425   6,460,550
Write-downs to recoverable amount of
investment                                    701,300            -             -     701,300           -
Purchase of Block SC41 Philippines                  -            -             -           -   4,620,000
(Increase)/decrease in receivables           (920,025)  (2,782,305)      483,331    (744,918) (7,402,305)
(Decrease)/increase in payables              (262,796)  (1,128,615)      614,903    (232,110) (1,019,223)
                                           ---------------------------------------------------------------
Net cash provided/(used) by operating
activities                                 (3,878,839)  (2,854,435)   (1,982,595) (3,519,940) (2,854,435)
                                           ---------------------------------------------------------------

(e)   Non-cash financing and investing activities
The Company settled a number of creditors through the issue of shares and options as referred to in Note 15.

(f) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

20.      Related Party Disclosures
Transactions between related parties are on normal commercial terms and conditions are no more favorable than those available to other parties unless otherwise stated.

(a)      Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2001:

     Peter Mark Smyth
     Y M Jumabhoy                           Appointed 16 October 2001
     W M Shotton                            Appointed 16 November 2001
     D M Saunders                           Appointed 22 November 2001
     P J A Remta                                     Resigned 12 October 2001
     L R M Friday                           Resigned 4 December 2001

     The remuneration of directors is disclosed in Note 5 to the financial statements.


(b)      Interests of directors
     (i) As at 31 December 2001 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:

                  31 December 01        31 December 00
Shares              1,446,084               343,076
Options             1,100,000             1,100,000

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


     (ii)On 15 November 2001 Mr W M Shotton applied for and was issued 1,250,000 shares in the Company for a subscription price of US$0.13 a share.

(c)       Transactions with directors and related entities
     (i) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company has entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year at normal commercial rates were $253,523 compared to $213,825 in the previous year. These transactions have been reflected in Note 5.

     (ii) Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company has lent $3,000,000 to Sands Solutions during 2000 and 2001 and has charged Sands Solutions interest at 7% per annum payable in monthly installments. These transactions have been reflected in Notes 10 and 23.

     (iii)Mr P J A Remta is an employee and members of his family are shareholders of Westchester Pty Ltd which provided consultancy and corporate management services to the Company during 2001 under a consultancy agreement dated 1 February 2001. Fees paid during the financial year at normal commercial rates were $91,135. These transactions have been reflected in Note 5.

      (iv)Mr L R M Friday is a director and shareholder of Lifestyle Nominees Pty Ltd which provided consultancy services to the Company. Fees paid during the financial year were $20,785. These transactions have been reflected in Note 5.

     (v) During 2001 the Company issued a total of 2,300,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta and 500,000 options were issued to Mr L R M Friday. And 200,000 options were issued to Mr Y M Jumabhoy. The options issued to Messrs Remta and Friday have expired.

(d)      Interests in director-related entities
     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)      Equity interests in controlled entities
     As disclosed in Note 18 the Company has the entire ownership of CityView Asia Pty Ltd and CityView Corporation (UK) Ltd which are its only controlled entities.

(f)      Transactions within the group
     The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Asia Pty Ltd owes $4,620,000 to CityView Corporation Limited. These amounts are interest free operating loans with no repayment terms.

     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 18).

21.      Commitments for Expenditure
(a)   Madura and Simenggaris
     Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organization known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


     The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

(b)  Service Contract 41
     The documents relating to the acquisition by the consolidated entity of the interest of 2.5% in Petroleum Permit Block Service Contract 41 provide that MMC Exploration & Production (Philippines) Pte Ltd will pay for all the expenditures attributable to that interest through the current work program.


     There are no other commitments for expenditure.

22.      Subsequent Events
There has been no financial statement effect for the year ended 31 December 2001 for each of the subsequent events listed below unless otherwise stated:

(a) On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered an agreement to acquire shares in an oil company which holds legally and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

Under the agreement, the Company has an option to acquire shares with the intention that through that shareholding the Company will become entitled to the benefits from the development of the projects.

On 28 February 2002 the Company paid an option fee of US $200,000. The option fee is refundable if necessary regulatory approvals are not obtained and if the Company exercises its option to acquire shares then the option fee will form part of the consideration payable.

(b) On 14 January 2002 the Company issued 400,000 ordinary fully paid shares to private investors in the United Kingdom. The shares were issued at a price of AUD$0.20 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

On 28 February 2002 the Company issued 13 million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-ventureer with CityView in the Madura and Simenggaris blocks. The shares were issued at a price of AUD$0.24 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002.

Both of these placements were in accordance with the authority given by shareholders at the Company's general meeting held on 24 December 2001.

(c) On 4 February 2002 due to a director's resignation, 500,000 employee options expired.

(d) On 22 March 2002 the Company appointed Mr Goh Yong Kheng and Mr Thinagaran as directors of the Company. On 4 April 2002 the Company appointed Mr Ee as a director of the Company.

(e) On 28 February 2002 the Company acquired 1,000,000 shares in CGX Energy Inc at a cost of $1,676,150 which was lent to it by Azure Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of $2,531,000 and after settlement of the loan realised a gross profit of $854,850. That profit was not received from Azure Energy Fund Inc. during 2000 and was fully provisioned during that year. The receivable and corresponding provision were written off during 2001. On 2 April 2002 a net profit of US$183,831 was received in relation to the sale. This will be brought to income in the Company's financial statements for the year ending 31 December 2002.

(f) In April 2002, in accordance with the recommendations of the due diligence committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has a contingent liability for Primeorder AG.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


23.      Financial Instruments
(a)      Significant Accounting Policies
     Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

                                                                FIXED INTEREST
--------------------------- ---------- ----------- ------------- ------------ -------------- -------------- --------------
                            Average    Variable     Less than      1 to 5      More than 5   Non-Interest       Total
                            Interest    Interest      1 Year        Years         years         Bearing
           2001              rate %        $            $             $             $              $              $
--------------------------- ---------- ----------- ------------- ------------ -------------- -------------- --------------
Financial Assets
Cash                                                                                               101,883        101,883
Receivables                                                                                        173,487        173,487
Loan - Sands Solutions         7%                                3,000,000                                      3,000,000

Financial Liabilities

Payables                                                                                           108,355        108,355
                                                                      FIXED INTEREST
--------------------------------------------------------------------------------------------------------------------------

                            Average    Variable     Less than      1 to 5      More than 5   Non-Interest       Total
                            Interest    Interest      1 Year        Years         years         Bearing
           2000              rate %        $            $             $             $              $              $
--------------------------- ---------- ----------- ------------- ------------ -------------- -------------- --------------
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

     Except as disclosed in Note 10 the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001


24.      Company Details
      The registered offices are:

      CityView Corporation Limited
      63 Burswood Road
      Burswood
      Western Australia 6100

      CityView Corporation (UK) Ltd
      18 Bedford Row
      London WC1R 4EQ
      United Kingdom

25. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION ("US GAAP")

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

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 1999, 31 December 2000 and 31 December 2001 and therefore no reconciliation adjustment is required.

(g)      New Accounting Standards

     The effect of the application of the following recent pronouncements is considered below. Their application will not have a material effect on the Australian/US GAAP reconciliations detailed in this note.

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations. SFAS 141 supersedes APB 16,Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not expect the adoption of SFAS 141 to have a material effect on its financial condition or results of operations.

     In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 supersedes APB 17, Intangible Assets, and requires the discontinuance of goodwill amortization. In addition, SFAS 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company expects to adopt SFAS 142 for its first fiscal quarter of 2002, and does not expect the adoption to have a material effect on its financial condition or results of operations.

     In August 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting SFAS 143.

     In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, SFAS 144 retains the fundamental provisions of SFAS 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of assessing the effect of adopting SFAS 144.

(h)      Employee Stock Purchase Plan

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

                                                       31-Dec-01        31-Dec-01         31-Dec-00          31-Dec-99
                                                          US$               A$                A$                A$
                                                     --------------- ----------------- ----------------- ------------------
Net Profit (Loss) after Income Tax  attributable to
members    of    the    parent    company
        -   As reported                              (2,131,794)     (4,165,287)       (5,537,576)       (11,095,107)
        -   Pro Forma                                (2,199,351)     (4,297,287)       (5,681,576)       (11,235,107)

Basic earnings (loss) per share
       - As reported                                     (.04)            (.08)             (.13)             (0.70)
       - Pro Forma                                       (.04)            (.08)             (.14)             (0.71)

The fair value of each option grant was estimated as of the date of grant using the Black- Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 2001, 2000 and 1999: no dividends will be paid, expected volatility of 50.0% risk-free interest rate of 5% and expected lives of 1 year.

Reconciliation Adjustments

The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2001, 2000 and 1999 using the US GAAP basis of accounting for the matters outlined in items (a) to (h) above.


                                                       31-Dec-01        31-Dec-01        31-Dec-00       31-Dec-99
                                           Note           US$              A$                A$               A$
--------------------------------------- ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments

   Net income (loss) after tax
   in accordance with Australian GAAP                   (2,131,794)      (4,165,287)       (5,537,576)    (11,095,107)

Reconciliation Adjustments

   Transfer realized temporary share
   portfolio losses from shareholder's
   equity (reserve)                      (g)(1)                  -                -                 -      (1,734,895)

   Exploration expenditure
   written-off as incurred                                       -                -        (4,620,002)      4,786,387

   Stock based compensation cost           (h)            (107,068)        (209,200)         (216,000)              -

                                                    ---------------- ---------------- ----------------- ----------------
Net income (loss) after tax in
accordance with US GAAP                                 (2,238,862)      (4,374,487)      (10,373,576)     (8,043,615)
                                                    ================ ================ ================= ================

Earnings (loss) per share from
Continuing Operations in accordance
with US GAAP (in cents)                                       (.04)            (.08)             (.25)           (.51)


(1) Represents the realized loss on the sale of Triton Investment.



                                                       31-Dec-01        31-Dec-01        31-Dec-00       31-Dec-99
                                           Note           US$              A$                A$               A$
                                          ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments

   Shareholder's equity attributable
   to member of the chief entity in
   accordance with Australian GAAP                       8,060,533       15,749,381        15,936,943        5,491,274

Reconciliation Adjustments

   Exploration expenditure
   written-off as incurred                 (b)          (6,173,742)     (12,062,802)      (12,062,802)      (7,442,800)
                                                     ---------------- ---------------- ----------------- ----------------
Total shareholder's equity in
accordance with US GAAP                                  1,886,791        3,686,579         3,874,141       (1,951,526)
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

                                            CITYVIEW CORPORATION LIMITED




                                        SIGNATURE: /s/W M Baillie
                                                      W M BAILLIE
                                                      Company Secretary

  Dated: 28 June 2002