Form 20-F
period 2002-12-31
CITYVIEW CORP LTD /NEW/
filed 2003-06-27
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

  X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934 For the calendar year ended December 31, 2002

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

             Level 9, 28 The Esplanade, Perth Western Australia 6000
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                 Ordinary Shares
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      NONE
                                (Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
               70,161,616 ordinary shares as of December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.       _ X_ Yes   __ No

Indicate by check mark which financial statement item the registrant has elected
to follow.                              _ X_ Item 17  __ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.     __ Yes    __ No     _ X_  Not applicable

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated from as it appeared in the Annual Report for the year ended December 31, 2002 as filed with Australian Stock Exchange Limited on March 28, 2003.

Directors

Yusufali M Jumabhoy        Chairman
A I Saddique               Chief Executive
Goh Yong Kheng             Director
Ee Beng Yew                Director
Md Nazri Ramli             Director
Thinagaran                 Director
John F Arbouw              Director

Company Secretary
John F Arbouw

Registered Office
1st Floor
17 Ord Street, West Perth, Western Australia 6005

Principal Place of Business
Level 9,
28 The Esplanade
Perth         Western Australia   6000
Telephone:        (61-8) 9226 4788
Facsimile:        (61-8) 9266 4799
Email:            info@cityviewcorp.com
Web:              www.cityviewcorp.com

Auditors - Australia
BDO Chartered Accountants
(Member of the Australian Institute of Chartered Accountants)
267 St George's Terrace
Perth Western Australia 6000

Auditors - USA
Sherb & Co., LLP
Members of (AICPA)
American Institute of Certified Public Accountants
805 Third Avenue
New York NY 10022

Stock Exchange Listings
Australian Stock Exchange Limited
Trading symbol: CVI

NASD OTC Bulletin Board
Trading symbol: CTVWF

Australian Share Registry
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000

Telephone:        (61-8) 9323 2000
Facsimile:        (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc
350 Indiana Street, Suite 800
Golden, Colorado 80401

Telephone:  (303) 262 0600
Facsimile:  (303) 262 0700

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia 6005

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

A.       Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which have been examined by Feldman Sherb and Co., P.C. (hereinafter "Feldman")in their report for the years ended December 31, 2001, 2000, 1999, and 1998 and by Sherb & Co., LLP (hereinafter "Sherb") and BDO Chartered Accountants ("BDO") for year ended December 31, 2002. With respect to Sherb, be advised that Feldman, a professional corporation of certified public accountants was the independent accounting firm for the Company for the years indicated above. The report of Feldman on the 2001 financial statements of Registrant contained no adverse opinion, disclaimer of opinion or modification of the opinion.

Feldman was merged into Grassi & Co., CPA's, P.C., ("Grassi") and the principal accountants who had been responsible for the Company's audit during the years indicated above, left and started their own firm called Sherb & Co., LLP ("Sherb"). As a result the Company dismissed Grassi and selected Sherb to serve as independent public accountants for the calendar year 2002.

During the two most recent calendar years Registrant has not consulted with Sherb regarding the application of accounting principles to a specific or contemplated transaction. Neither the Company nor anyone on its behalf consulted with Sherb regarding the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement or event as defined at Item 304(a)(2) of Regulation S-B.

The decision to change accountants was recommended and approved by the board of directors of the Company. During the period from January 1, 1998 to the date of change of auditors and through the date of this report, there were no disagreements with Feldman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Feldman, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Company's financial statements as described on Item 304(a)(1)(iv)(A). In addition, there were no such events as described under Item 304(a)(1)(iv)(B) of Regulation S-B during such periods.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." The Company has not declared a dividend during each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulated Deficit Data:

  Statement of Loss and Accumulated Deficit Data:

                        Year Ended       Year Ended       Year Ended       Year Ended      Year Ended
                       December 31,     December 31,     December 31,     December 31,    December 31,
                           1998             1999             2000             2001            2002
                       -------------- ----------------- ---------------- ---------------- ---------------
   Amounts in              AUD$             AUD$             AUD$             AUD$             AUD$
   Accordance with
   Australian GAAP

   Income Statement
   Data:

   Operating
   revenues                        -                -                -               -                -

   Loss from
   continuing
   operations (1)        (20,362,087)     (11,095,107)      (5,537,576)     (4,165,287)      (9,303,440)

   Per Ordinary
   Share (dollars)
   (2)                        (1.53)            (0.70)            (.13)           (.08)            (.14)

   Balance Sheet
   Data:

   Total Assets           13,247,886        7,579,445       16,227,889      15,857,736        9,483,216

   Shareholders'
   equity                 (2,803,225)       5,491,274       15,936,943      15,749,381        9,385,941

   Amounts in
   Accordance with
   US GAAP

   Income Statement
   Data:

   Operating Revenues              -                -                -               -               -

   Loss from
   continuing
   operations (1)        (12,188,902)      (8,043,615)     (10,373,578)     (4,374,487)     (9,303,440)

   Per Ordinary
   Share (dollars)
   (2)                          (.92)           (0.51)            (.25)           (.08)           (.14)

   Balance Sheet
   Data:

   Total Assets              737,413          136,645        4,165,087       3,794,934       2,579,586

   Shareholders'
   equity                (15,313,698)      (1,951,526)       3,874,141       3,686,579      (2,676,861)

(1) Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.
(2) Per share data has been retroactively restated to reflect the effects of a 1 for 5 reverse stock split effective April 14, 1997.

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:


A.        5 Most Recent Financial Years

        Period                       High       Low     Period-End   Average(1)
  -------------------------------- --------- --------- ----------   -----------
  12 months to December 31, 1998     0.6806    0.5500     0.6139      0.6150
  --------------------------------   ------- --------- ----------   -----------
  12 months to December 31, 1999     0.6569    0.6240     0.6500      0.6429
  --------------------------------   ------- --------- ----------   -----------
  12 months to December 31, 2000     0.6685    0.5073     0.5599      0.5828
  --------------------------------   ------- --------- ----------   -----------
  12 months to December 31, 2001     0.5727    0.4773     0.5115      0.5182
  --------------------------------  -------- --------------------   -----------
  12 months to December 31, 2002     0.6259    0.5049     0.5612      0.5424

B.          Previous 6 Months

  December 1 to December 31, 2002    0.5696    0.5557     0.5650      0.5629
  January 1 to January 31, 2003      0.5948    0.5588     0.5892      0.5824
  February 1 to February 28, 2003    0.6092    0.5820     0.6054      0.5937
  March 1 to March 31, 2003          0.6188    0.5872     0.6013      0.6023
  April 1 to April 30, 2003          0.6236    0.5920     0.6226      0.6097
  May 1 to May 30, 2003              0.6632    0.6219     0.6530      0.6475

C.       Latest Practicable Date

  At June 23, 2003 the Australian dollar expressed in US dollars per AUD$1.00 was $ 0.6680.

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

As of May 31, 2003 the Company had 1009 holders of record of its Ordinary
Shares.

The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2003.


Quarter Ending           High       High         Low           Low       Volume
                         AUD$        US$         AUD$          US$      in 000's
---------------------- ---------- ---------- ------------ ------------- --------
March 31 2000             3.91       2.72         0.56        0.34       132,174
---------------------- ---------- ---------- ------------ ------------- --------
June 30 2000              2.30       1.47         0.75        0.34        34,245
---------------------- ---------- ---------- ------------ ------------- --------
September 30, 2000        1.74       1.13         0.92        0.38         9,004
---------------------- ---------- ---------- ------------ ------------- --------
December 31 2000          1.17       0.50         0.61        0.16        13,205
---------------------- ---------- ---------- ------------ ------------- --------
March 31, 2001            1.14       0.64         0.35        0.18        16,864
---------------------- ---------- ---------- ------------ ------------- --------
June 30, 2001             0.57       0.30         0.33        0.15        15,892
---------------------- ---------- ---------- ------------ ------------- --------
September 30, 2001        0.39       0.18         0.20        0.10         8,257
---------------------- ---------- ---------- ------------ ------------- --------
December 31, 2001         0.27       0.13         0.15        0.07         9,455
---------------------- ---------- ---------- ------------ ------------- --------
March 31, 2002            0.29       0.16         0.165       0.077       12,780
---------------------- ---------- ---------- ------------ ------------- --------
June 30 2002             0.285       0.17         0.145       0.08     8,614,416
---------------------- ---------- ---------- ------------ ------------- --------
September 30, 2002       0.165       0.08         0.13        0.063    3,945,745
---------------------- ---------- ---------- ------------ ------------- --------
December 31, 2002        0.265       0.135        0.12        0.05     9,436,897
---------------------- ---------- ---------- ------------ ------------- --------
March 31, 2003            0.22       0.12         0.15        0.08     4,489,765
---------------------- ---------- ---------- ------------ ------------- --------

ITEM 3 A (i)      COMPANY AUDITORS

BDO Chartered Accountants (through their office in Perth, Western Australia) is the Company's independent auditors in connection with its reporting obligations in Australia only, while Sherb & Co., P.C. ("FS") is the Company's independent auditors in connection with US reporting obligations.

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

7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves, and competent management; and

8.       Political stability of south East Asian countries.

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

During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services ("CCS") advised the former directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million

Under the terms of the agreements between CityView and Sands Solutions, CityView were entitled to have all moneys repaid to it on 1 July 2003 or to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

In October 2002, CityView's new directors received information that Sands Solutions were in financial difficulties and that this asset, carried in CityView's accounts at $3 million, may not be recoverable in full. The current board of directors immediately crystallized their floating charge over all of Sands' assets and undertaking.

On 25 November 2002, Sands Solutions appointed an administrator. The Board of CityView took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as Receiver and Manager of Sands Solutions Group Pty Ltd.

The Receiver and Manager is in the process of realising the assets and undertaking of Sands Solutions and the Board will know in due course as to how much of the loan is recoverable. Pending the outcome of the realisation of the said assets, the Board of Directors have decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board also instructed Grant Thornton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last 3 years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the financial accounts or in any significant transaction, the Board has resolved to put the results of the review in the hands of their solicitors and obtain their professional advice on the matter. The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History And Development Of The Company

The term "Company" refers to CityView Corporation Limited, a corporation organized under the laws of Western Australia on May 3, 1987, and its one wholly owned subsidiary CityView Asia Pty Ltd. During 2000 the Company deregistered five of the Company's subsidiary companies, as these companies were inactive and superfluous to the Company's requirements. The names of these companies were:
Western Akar Petroleum Pty Ltd; Western Wisesa Petroleum Pty Ltd; Western Nusantara Energi Pty Ltd; Western Resources NL; and Western Sangkimah NL. Another two of the Company's former subsidiaries (Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd) are no longer subsidiaries of the Company as these companies are now controlled by Pt Medco Energi Corporation which now owns 75% of the shares in each of these companies.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "AUD$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. For information regarding rates of exchange between Australian dollars and US dollars from 1998 to the present, see "Item 3A. Selected Financial Data - Exchange Rates."

The current financial period is for the twelve months ended December 31, 2002. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AIS"). The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 2002, 2001, 2000, 1999, and 1998 are disclosed in footnote (25) to the financial statements contained herein.

The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView Investments Limited and was listed on Australian Stock Exchange Limited as an investment company. The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of Australian Stock Exchange Limited on January 2 1992. The Company changed its name to CityView Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000 changed its name to its current name of CityView Corporation Limited. CityView's investments were focused originally on realty, then gold and realty, then energy and gold and then e-commerce and energy. Since early 2002 the Company's investments have focused on energy while it continues to be "free carried" on certain oil and gas production projects as hereinafter summarized in this Item 4 under subheading B - Business Overview - Energy Portfolio.

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

Risks Associated With Indonesia

There are a number of factors which could have a material downside effect on any Madura and Simenggaris' future financial performance in Indonesia or the value of the shares in the Company. These factors include:

o        Fluctuations in the world market price of oil and gas;

o Fluctuations in the value of the Indonesian rupiah against the US dollar;

o Abnormal interruptions in oil and gas production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;

o        Changes in government regulations or the relevant fiscal regime.

o        Unforeseen adverse geological conditions;

o Unavailability or excessive costs of industry service support, caused by any of the above.

The Company believes that the benefits described above outweigh the risks. There is no assurance, however, that one or more of the aforementioned risks will not severely damage Company prospects and operations.

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

o Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services are an important consideration.

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

Evaluation Techniques

Experienced geologists and geophysicists are engaged as contractors to employ the most advanced technologies of investigation in assessing hydrocarbon prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modelling packages enable greater amounts of data to be processed and superior interpretations to be made. Madura and Simenggaris utilize both the data directly relating to the field being investigated, along with regional data to compile as complete an understanding, as the available data will allow.

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

Market For Oil And Gas Production

The market for oil and gas production in Indonesia is generally regulated. Under the terms of the PSC-JOB, Madura and Simenggaris have the right to sell their oil production to Pertamina at the government established Indonesian Crude Price (hereinafter "ICP") and Pertamina cannot refuse to buy the production. The ICP is an average price for a basket of crude oil. The basket used in the ICP calculation is comprised of Sumatra Light Crude (SLC), Tapis crude (from Malaysia), Oman crude, Dubai crude and Gippsland crude (Australia) prices. The ICP is adjusted on a monthly basis at the end of each month and then applied to the same month. The price for a particular crude oil in Indonesia is then adjusted relative to the crude quality. Pertamina has strategically located facilities throughout most of Indonesia, where crude oil can be delivered, commonly referred to as the "Point of Custody Transfer." Madura and Simenggaris are responsible for their portion of costs for delivering the crude to the Point of Custody Transfer. Above certain levels of production, Madura and Simenggaris have the right to sell its oil production on the world market if it is able to negotiate preferred selling terms. Preferred selling terms are terms, which are more favourable, then those available to the contractor under the ICP pricing system.

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

All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the wellhead to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. In January 2000 the Company entered an agreement for the Company's interest in the new work programs to be carried by Pt Medco Energi Corporation Tbk. The Company expects to be a working interest owner. When it becomes a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease. Gas is sold direct to consumers at prices determined by Pertamina in the following range:

Industry                                   Price Range per MCF
Fertilizer manufacture                     US$1.00  US$1.50
Petrochemical                              US$2.00
Steel Industry Process                     US$0.65
Steel Industry Fuel/Power                  US$2.00
Electricity generation                     US$2.45 - US$3.00
Cement manufacture                         US$3.00
Other                                      US$2.70

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

Government incentives for PSC-JOBs include:

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

o Domestic market oil fee increased from 15% of crude price to 25% of crude price. Under the terms of all TACs and PSCs, the Contractor is required to sell and deliver to Pertamina a portion of the share of the Crude Oil to which the Contractor is entitled, at the Domestic Market Oil Fee, which is a set percentage of the price realized by the Contractor for all other production from the Contract Area. Under the previous regulations, the Contractor received only 15% of such price, whereas under the new legislation, the Contractor receives 25% of the realized price. The net result is that the Contractor is receiving an additional 10% of the Crude Oil price for that portion of Crude Oil, which it is obligated to sell and deliver to Pertamina to fulfil the Contractor's obligation towards the supply of the domestic market in Indonesia.

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

Energy Portfolio

A.       Madura Block Onshore Madura Island Near Surabaya East Java
On January 28, 1997 the President Director of Pertamina awarded the Madura Block to CityView and signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km2 Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years. CityView was not required to make any cash payment for this award and no payment in cash or otherwise was made by or on behalf of CityView for the award of the Madura Block.

The block covers an area of 674,100 acres and lies in the oil and gas region of east Java. A number of large fields have been discovered in the vicinity and it is these same producing trends, which are being examined on Madura. The block lies close to the heavily industrialized city of Surabaya where there is a ready market for oil and gas.

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

Approval was given at the Company's General Meeting held on December 30,1999 for the Company to allot a 75% interest in Western Madura to Medco in consideration of Medco carrying out and paying for the new work programs. The agreement was signed between CityView and Medco on January 25, 2000. The Company's interest in Western Madura was reduced from 100% to 25% and Western Madura was renamed Medco Madura Pty Ltd. In accordance with the above, Medco submitted to Pertamina for approval a Year 2000 budget of US$3,519,000 for the drilling of three wells on the Sebaya and Karasan prospects at Madura in the second and third quarters. Medco is the operator of the block and required to supervise and pay for the new work programs for development and bringing into production of the fields. After the end of the free carry period, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

Regional Setting

There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band, a number of structures have been identified due to the inversion at fairly shallow levels. These relatively shallow features are the principal target for the Medco Madura Pty Ltd program.
PT Medco Energi Corporation TBK ("Medco" "Operator")) has been free carrying CityView throughout the current work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

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

A zone that had encountered oil and gas shows from 4527-4570 during drilling was production tested to determine the pressure, fluid content and potential production rates of the formation. This production test was within 1ft of a loss circulation zone. The zone was perforated from 4528-4548 feet. There was insufficient pressure and no flow rate was established. The Operator had elected to return to the Sebaya Well with a 5,000-PSI BOP and as such decided to re-test this zone with the others after drilling the Karasan Well.

Madura Block - Madura Island, Indonesia: Karasan #1

Karasan #1 was spud in on 12 January 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; this was successful in the short term however again the well stopped flowing. Medco believes that chalk migration may be a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as the test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco has performed an analysis of the data and has issued a well final report concluding that the zone is not commercial.

Madura Block - Madura Island, Indonesia: Sebaya #1

Sebaya #1 was re-entered on April 10, 2002.

The cement plug retaining the well was drilled out and a 4 1/2-inch liner was set and cemented ready for testing. The cementing of the 4 1/2-inch liner was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4 1/2-inch hanger caused by gas channelling during cementing. The mud weight was increased in order to control the channel leak through the hanger. Shortly after a plug was set an injection test was performed. The well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone due to fracturing of the cement retainer. Mud was used to control the gas influx from the 4 1/2-inch hanger, however the heavy weight mud was lost through the fractured second zone, which resulted in continued high-pressure gas influx from the 4 1/2-inch hanger. Considerable time was lost due to the difficulty in balancing these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilised through the second zone. The second zone was then immediately squeezed allowing the operation to continue.

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate,
51.3 API, and 0.670 MMSCF/D gas. The Operator is presently re-mapping the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well has been suspended in consideration of delineation well and the possibility of production from the Sebaya well, at a later date, if the structure is determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone is within one foot of the loss circulation zone. It is believed at this time that a wash out of the formation occurred in this zone while heavy losses were being encountered. The Operator is performing a structure analysis to try to determine the reasons that these zones did not flow.

Madura Block - Madura Island, Indonesia: Tambuku #1

Medco originally advised that Tembuku#-1 will be drilled back to back with the Telaga well and that the spud-in date was estimated for early November 2002, however this was brought forward and spud in was at midnight 21 October 2002. The target depth was programmed for 10,416 feet.

At 5616 feet the rig took a gas kick and there was a gas flare 5 metres in length. In order to contain the gas influx, mud weight was increased. At this time the bit nozzles became plugged and the rig was unable to circulate the mud. The operator decided to collide (cut) the drill pipe to regain circulation due to well control safety requirements. The bottom hole assembly was then left in the hole and the well was side tracked.

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (ie. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for the zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity.

At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that they anticipate to test 3 zones and possibly a fourth with each test zone expected to take approximately ten days. On 14 January 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on 17 January 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At this time the Operator received conformation from the authorities that the exploration period for the concession would be extended for a further year. With the pressure of time restraints removed the Operator decided that they would be able to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15-minute period until flow rates dropped off. It was thus determined that this zone would also require acid stimulation and that economics dictated that re-testing should be performed be a smaller less expensive rig, allowing the larger rig 2 to move to the Telaga location. The Operator would also consider perforating other zones during the retesting of the Tambuku Well.

Madura Block - Madura Island, Indonesia: Telaga # 1

Medco originally estimated the spud-in date for the Telaga #1 well would be August 2002. Medco subsequently decided that the Telaga #1 would be drilled back to back with Tambuku # 1. The target depth is programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. On March 29, 2003 Telaga #1 was spud-in. At the time of this report, drilling is still on-going.

Prospects

Market

Medco Madura Pty Ltd has discussed with the local Madura government downstream projects, which include a small refinery and a power plant to supply the local market and displace imports from East Java.

B.       Simenggaris Block Onshore North-East Borneo

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

The block covers an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. The nearby giant Pamusian field was discovered in 1905 and the Bunyu field in 1920. Four discoveries have been made within the block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView retains a 25% interest in exchange for being free carried throughout the new work program as per the January 25, 2000 agreement.

History

The Simenggaris Block is adjacent to some of the earliest oil production in Indonesia with exploration dating back to the 1890's. Exploration was limited on the block until the late 1960's when portions of the block were held in succession by Japex, ARCO, Deminex and Pertamina. Several generations of seismic data were acquired and 15 wells were drilled within the Block leading to four discoveries: Sembakung oil field, Bangkudulis oil field, Sesayap-1 and S.Sembakung-1.
The former two are producing fields excluded from the Contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the Contract area.

Regional Setting

The Simenggaris Block lies in the Tarakan Basin region. The Tarakan Basin stratigraphy consists of a classic prograding deltaic sequence from upper Miocene through Pliocene time. The majority of the reserves are found along the Kalimantan coast in Pliocene age deltaic reservoirs. Further inland gas and oil are found in upper Miocene age, paleogeographic equivalent, deltaic reservoirs. The upper Miocene age reservoirs are under explored and are expected to be the focus of the Medco work program.

Prospects  - Market

Several gas markets have been identified for the Simenggaris Block with gas prices of US$1.00-1.50 per MCF expected, based on current pricing levels. These markets include a future fertilizer plant and also a methanol plant on Bunyu Island.

Simenggaris Block - Kalimantan Indonesia: Pidawan#1

The Pidawan #1 well was spud in on 1 March 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that that the shows ranged from 2-foot sections to 6 feet in length.

Drilling problems and delays were encountered during the drilling of this well. In July 2002 when Drill Stem Test # 1 ("DST") was perforated, Zone-1 flowed gas and condensate. Preliminary test results indicate that the well was able to flow
2.870 MMSCF/D on a 128/64-inch choke size from DST #1 and 1.6 MMSCF/D on a 28/64-inch choke size from DST #2. At this time the Operator requested permission from the relevant authorities to temporarily suspend the well. Medco then worked on the results of the well and performed an analysis, re-mapping the structure and estimating possible reserves.

In August 2002, Medco released a press statement stating - "Pidawan #1 exploration well was spudded on 1 March 2002 and completed 17 July 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504 feet. Preliminary estimated reserves; based on available information for Pidawan #1 well is 25 BCFG. Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island". Medco advised that it would conduct a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas.

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1.

Medco advised that drilling of the Bangku Besar and Sesayap wells would not be commenced until a seismic survey had been performed in Simenggaris. The seismic survey is expected to commence in the second half of this year and it is anticipated that the next well in this block : Bangku Besar will be drilled in October/November 2003. Medco wishes to perform and conclude the seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

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

CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on 14 April 2000 with MMC Exploration & Production (Philippines) Pte Ltd ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on 30 June 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and will commence in mid 2004 due to an extension to the one-year moratorium granted by the Philippine Government.

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective 17 October 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block. As the recovery of these monies are conditional upon successful production of petroleum in the Block, the Board of Directors have deemed it prudent to make provision for the same in CityView's accounts

Market

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

Competition

The oil and gas industry is highly competitive. The Company's competitors and potential competitors include major oil companies and independent producers of varying sizes, which are engaged in the acquisition of producing properties and the exploration and development of prospects. Many of the Company's competitors have greater financial, personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

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

ASAB Oil Limited

CityView's subsidiary, CityView Asia Pty Ltd, under former Directors of the Company, entered into an agreement with ASAB Oil Limited and European Oil plc on 21 June 2002. This agreement replaced an agreement of 8 January 2002 between CityView Asia, ASAB Oil and Black Sea Oil Inc as European Oil has taken over Black Sea's interest in the venture.

Through a former director, negotiations to sell CityView's shareholding to European Oil plc have continued throughout the year unsuccessfully and indications are that a settlement appears remote. The current Board of Directors has determined that provision be made for its interest in ASAB Oil Limited.

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

The current Board is informed that the Heads of Agreement was negotiated on an arms-length basis between the directors of each corporation not having any overlapping interest in the other corporation. Similarly the due diligence of Sands Solutions has been conducted by the independent directors of each Company.

The current Board further understand that this manner of proceeding has been necessary due to the fact that a family trust of a former CityView director, Mr Smyth, used to own fifty percent of Sands and McDougall and owns one-third of Sands Solutions. The trustee of the Smyth family trust is Salant Nominees Pty Ltd and its two directors are Mr Smyth and his wife Jennifer Lee Smyth. Mr and Mrs Smyth control the family trust in their capacity as its sole two directors. Also, Mr Smyth was a director of both Sands and McDougall and Sands Solutions although he is no longer a director of either.

To avoid potential conflicts the independent directors represented CityView in dealings with Sands Solutions while Sands Solutions is primarily represented by Paul William Keogh, one of its directors.

Under the terms of the agreements between CityView and Sands Solutions, CityView could have elected to have all moneys repaid to it on 1 July 2003 or CityView could have elected to convert the loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView anticipated that payment for the acquisition of an equity interest would be accomplished through conversion of the AUD$3 million loan to Sands Solutions and through further funds it may be able to receive from private placements of CityView's shares with otherwise unaffiliated third parties. As Sands Solutions were placed under administration, CityView immediately obtained a court order for their own receiver to be appointed to realize the assets and undertaking of Sands Solutions.

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

For material negative events relating to Sands occurring during 2002 reference is made to Item 3 D - Risk Factors - "Recoverability of Loans...to Other Companies" as well as to Item 5 - Technology and Item 10C - Material Contracts - Sands Solutions.

CityView Corporation (UK) Ltd.

See also Item 5 subheading Cityview Corporation (UK) Ltd. As relates to certain Company plans in November 2001 to invest in high tech companies which plans were later (April 2002) abandoned.

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

Executive Address

As of 1 January 2003, the Company's registered office is located at 17 Ord Street, West Perth, Western Australia 6005.

The Company's principal place of business is leased premises at Level 9, 28 The Esplanade, Western Australia, telephone: (61 8) 9226 4788, fax: (61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating results

The current financial period is for the twelve months ended December 31, 2002. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals ("Australian GAAP") which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2002, 2001, and 2000 are disclosed in footnote 26 to the financial statements contained herein.

The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the financial periods ended December 31, 2002, 2001, and 2000.

Principal Activities

The principal activities of the Company during the financial year were investments in energy and technology.

Results Of Operations

The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2002, 2001, and 2000, are disclosed in footnote 26 to the financial statements contained herein.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001.

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$9,303,440 compared to a loss of AUD$4,165,287 for the previous financial year. The increase in operating loss resulted primarily by the increase in the provision for write down of exploration costs of approximately AUD$5,384,170 and the provision for doubtful debts of AUD$3,000,000, i.e., the Sands Solution loan/investment.

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

Energy Portfolio

A. Indonesia - Madura Block onshore Madura Island near Surabaya east Java CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Indonesian Government for an exploration term of ten years commencing 15 May 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco") which has been free carrying CityView throughout the current work program. After the end of the free carry period, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

Madura Block - Madura Island, Indonesia: Sebaya #1.

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

Sebaya #1 was re-entered on April 10, 2002

The cement plug retaining the well was drilled out and a 4 1/2-inch liner was set and cemented ready for testing. The cementing of the 4 1/2-inch liner was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4 1/2-inch hanger caused by gas channelling during cementing. The mud weight was increased in order to control the channel leak through the hanger. Shortly after a plug was set an injection test was performed. The well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone due to fracturing of the cement retainer. Mud was used to control the gas influx from the 4 1/2-inch hanger, however the heavy weight mud was lost through the fractured second zone, which resulted in continued high-pressure gas influx from the 4 1/2-inch hanger. Considerable time was lost due to the difficulty in balancing these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilised through the second zone. The second zone was then immediately squeezed allowing the operation to continue.

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate,
51.3 API, and 0.670 MMSCF/D gas. The Operator is presently re-mapping the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well has been suspended in consideration of delineation well and the possibility of production from the Sebaya well, at a later date, if the structure is determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone is within one foot of the loss circulation zone. It is believed at this time that a wash out of the formation occurred in this zone while heavy losses were being encountered. The Operator is performing a structure analysis to try to determine the reasons that these zones did not flow.

Madura Block - Madura Island, Indonesia: Karasan #1

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

Karasan #1 was spud in on 12 January 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; this was successful in the short term however again the well stopped flowing. Medco believes that chalk migration may be a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as the test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco has performed an analysis of the data and has issued a well final report concluding that the zone is not commercial.

Madura Block - Madura Island, Indonesia: Tambuku #1Medco originally advised that Tembuku#-1 will be drilled back to back with the Telaga well and that the spud-in date was estimated for early November 2002, however this was brought forward and spud in was at midnight 21 October 2002. The target depth was programmed for 10,416 feet.

At 5616 feet the rig took a gas kick and there was a gas flare 5 metres in length. In order to contain the gas influx, mud weight was increased. At this time the bit nozzles became plugged and the rig was unable to circulate the mud. The operator decided to collide (cut) the drill pipe to regain circulation due to well control safety requirements. The bottom hole assembly was then left in the hole and the well was side tracked.

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (ie. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for the zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity.

At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that they anticipate to test 3 zones and possibly a fourth with each test zone expected to take approximately ten days. On 14 January 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on 17 January 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At this time the Operator received conformation from the authorities that the exploration period for the concession would be extended for a further year to May 15, 2004. With the pressure of time restraints removed the Operator decided that they would be able to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15 minute period until flow rates dropped off. It was thus determined that this zone would also require acid stimulation and that economics dictated that re-testing should be performed be a smaller less expensive rig, allowing the larger rig 2 to move to the Telaga location. The Operator would also consider perforating other zones during the retesting of the Tambuku Well.

Madura Block - Madura Island, Indonesia: Telaga # 1
Medco originally estimated the spud-in date for the Telaga #1 well would be August 2002. Medco subsequently decided that the Telaga #1 would be drilled back to back with Tambuku # 1. The target depth is programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. Telaga #1 was spud in on March 29, 2003.

B.       Indonesia - Simenggaris Block Onshore North-East Borneo

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

The Pidawan #1 well was spud in on 1 March 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that that the shows ranged from 2-foot sections to 6 feet in length.

Drilling problems and delays were encountered during the drilling of this well. In July 2002 when Drill Stem Test # 1 ("DST") was perforated, Zone-1 flowed gas and condensate. Preliminary test results indicate that the well was able to flow
2.870 MMSCF/D on a 128/64-inch choke size from DST #1 and 1.6 MMSCF/D on a 28/64-inch choke size from DST #2. At this time the Operator requested permission from the relevant authorities to temporarily suspend the well. Medco then worked on the results of the well and performed an analysis, re-mapping the structure and estimating possible reserves.

In August 2002, Medco released a press statement stating - "Pidawan #1 exploration well was spudded on 1 March 2002 and completed 17 July 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504 feet. Preliminary estimated reserves; based on available information for Pidawan #1 well is 25 BCFG. Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island". Medco advised that it would conduct a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas.

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1.

Medco advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence early 2004. Medco wishes to perform and conclude a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

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

CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on 14 April 2000 with MMC Exploration & Production (Philippines) Pte Ltd ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on 30 June 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and will commence after May 2004 due to a one-year moratorium granted by the Philippine Government.

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective 17 October 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block. As the recovery of these monies are conditional upon successful production of petroleum in the Block, the Board of Directors have deemed it prudent to make provision for the same in CityView's accounts

Technology - Sands Solutions Group Pty Ltd
Historical
During 2000 and 2001 CityView lent AUD$3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. A Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

Subsequent
On 26 February 2002, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of AUD$3 million.

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

Under the terms of the agreements between CityView and Sands Solutions, CityView could have elected to have all moneys repaid to it on 1 July 2003 or CityView could have elected to convert the loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView anticipated that payment for the acquisition of an equity interest would be accomplished through conversion of the AUD$3 million loan to Sands Solutions and through further funds it may be able to receive from private placements of CityView's shares with otherwise unaffiliated third parties. As Sands Solutions were placed under administration, CityView immediately obtained a court order for their own receiver to be appointed to realize the assets and undertaking of Sands Solutions.

See also Item 4B - B2B E - Commerce Investment, Item 3D Risk Factors "Recoverability of Loans ... to Other Companies" which contains negative findings as relates to the Borrower and its ability to repay. See Item 10C - Material Contracts - Sands Solutions.

Global Network Technologies Pty Ltd

Historical
In November 2000 CityView acquired an interest in Telezon Limited (formerly called Min-Tech 8 Limited), a regional telecommunications company that is incorporated in Australia and was listed on Australian Stock Exchange Limited under the code "TLZ". In August 2001 CityView made an off market scrip bid for 50% of Telezon's shares and options: this bid was withdrawn after Telezon appointed administrators.

After extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView rolled its investment into a shareholding of 20% in Global Network Technologies Pty Ltd (Global Networks), which had acquired the prime assets of Telezon's business.

The principal asset of Global Networks is Intellink Communications which sells and installs:

o        Panasonic Telephone systems and communication accessories;

o Point to point microwave links for high speed data networks and carries on a small run production/refurbishment service of Plessey telephones.


CityView Corporation (UK) Ltd

In November 2001, CityView acquired a United Kingdom subsidiary company-CityView Corporation (UK) Ltd ("CityView (UK)") which was formerly known as Comstock Industries (UK) Limited. CityView (UK) was acquired as a vehicle for the Company potential investment in the high-technology sector by possibly acquiring a number of profitable high-technology companies in order to complement CityView's energy interest.

CityView believed that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which could deliver immediate cash flow to CityView. These new technology companies were believed to be undervalued by the capital markets due to their lack of public listing and have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which it believed fit the above criteria and these were enumerated to shareholders at the Company's General Meeting of 24 December 2001.

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On 4 April 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies.

Employee Share And Option Benefits

The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before June 30, 2002 at a price of $0.35 and 200,000 options exercisable on or before June 30, 2002 at a price of $0.20 each. All of these options expired unexercised on June 30, 2002. No options were issued in 2002.

Options

At the date of this report there are no outstanding options on issue. No options were issued throughout the year.

Inflationary And Other Economic Pressures

The Company is not currently generating revenues from its oil and gas operations. Future revenues, if any, in this segment are governed, in part, primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure which is primarily incurred in U.S. dollars. The director's estimation of inflation is considered in regards to the general state of the world economy, and of the United States and Indonesia in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, sourced internally in Indonesia and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

The average official government released Indonesian inflation rates for the seven years beginning 1996 were as follows:

                    1996    1997     1998    1999   2000   2001    2002
Inflation Rates %   6.47    11.05   77.63    2.01   9.35   9.00    9.70

It is the policy of the directors to regularly monitor the cost of operations on a per barrel basis in respect to viability of individual projects and will take any necessary actions.

The Company's operations in these industries comprise exploration and development expenditure and therefore are not affected by inflationary and price pressures of oil and gas product pricing. However, normal inflationary pressures on the Company's general expenditure on goods and services affect this expenditure.

Government Policies

The Company has considered the issue of political risk in the Republic of Indonesia in which the Company has acquired assets and may continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Indonesia where there has been a long established petroleum industry, with significant elements of foreign capital investments and no history of expropriation.

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

Likely Developments And Expected Results Of Operations

Information on likely developments and expected results of operations (ie financial forecasts and/or forward looking information) of the consolidated entity has not been included in this report since management considers such information to be commercially sensitive and/or confidential and/or not subject to sufficient certainty.

Indemnification Of Officers And Auditors

During the financial year, the Company paid a premium in respect of a contract insuring the directors, the company secretary and all executive officers of the Company and of any related body corporate against a liability incurred as a director, secretary or executive officer to the extent permitted by the Corporations Act. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or director of the Company or any related body corporate against a liability incurred as an officer or auditor.

B.       Liquidity And Capital Resources

Year Ended December 31, 2002 compared to Year Ended December 31, 2001
At December 31, 2002, the Company had working capital of AUD$1,438,705 compared to a working capital of AUD$167,015 at December 31, 2001.

Cash flow used in operating activities decreased from AUD$3,878,839 in the year ended December 31, 2001 to AUD$1,113,672 in the year ended December 31, 2002. The primary difference for the decrease in funds used was for a reduction in marketing fees, brokerage fees and corporate advisory fees.

Cash flow used for investing decreased from AUD$819,562 for the year ended December 31, 2001 to AUD$428,703 in the year ended December 31, 2002. This decrease in funds used for investing activities was primarily due to revenue from the sale of shares in a listed corporation - "CGX". No further funds were advanced to Sands Solutions.

The Company generated cash flows from financing activities of AUD$2,940,000 in the year ended December 31, 2002 compared to AUD$3,977,725 in the year ended December 31, 2001. Cash flows from financing activities principally comprise the issue of ordinary shares in the Company by private placements.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

At December 31, 2001, the Company had working capital of AUD$167,015 compared to a working capital of AUD$531,613 at December 31, 2000.

Cash flow used in operating activities increased from AUD$2,854,435 in the year ended December 31, 2000 to AUD$3,878,839 in the year ended December 31, 2001. The primary differences for the increase in funds used was for marketing fees, brokerage fees and corporate advisory fees.

Cash flow used for investing decreased from AUD$4,000,147 for the year ended December 31, 2001 to AUD$819,562 in the year ended December 31, 2001. This decrease in funds used for investing activities was primarily due to decreased payments for acquisition, exploration, evaluation and development of oil fields. A further loan of AUD$500,000 was advanced to Sands Solutions during the year ended December 31, 2001 compared to AUD$2,500,000 during the year ended December 31, 2000.

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

Not applicable

D.       Trend Information

Not applicable

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors And Senior Management

Name                                Age              Position
Directors
Yusufali M Jumabhoy                 65               Chairman
A I Saddique                        60               Chief Executive
Goh Yong Kheng                      57               Director
Ee Beng Yew                         49               Director
Md Nazri Ramli                      47               Director
Thinagaran                          40               Director
John F Arbouw                       58               Director/Company Secretary

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

Ahmad Iqbal Saddique - Chief Executive
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).

Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.

Goh Yong Kheng - Director
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses.

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

Md Nazri Ramli - Director
Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian
(SEA) region.

Mr. Nazri was appointed as the General Manager of Business Development for Crest Petroleum Berhad in 1993 and later as General Manager of PT Petronusa Bhumibakti, the partner with Crest in the Selat Panjang concession in Central Sumatera. Currently he is the General Manager of Business Development for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad.

Prior to his current appointment, Mr. Nazri was a freelance business development consultant in the exploitation of natural resources since 1997. Part of the assignment involved the assessment of oil and gas concessions in Asia and Africa. Mr. Nazri has authored and delivered papers on topics covering hydrocarbon exploration in SEA

Thinagaran - Director Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran is a member of the Company's Independent Audit Committee.

Messrs Saddique, Goh, Thinagaran and Ee are associated with CityView's largest individual shareholder Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd), a Singaporean energy company whose shareholders have interests in substantial oil and gas producing fields in Central Asia.

John Arbouw - Director and Company Secretary
Mr Arbouw was born in Holland and educated in Canada. He has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 26 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues.

The following persons previously served as Directors during part of 2002:

Peter Mark Smyth
Mr Smyth was a director of CityView throughout the year until his resignation on 31 May 2002.

William Mansell Shotton
Mr Shotton was a director from November 16, 2001 until his resignation on 11 April 2002.

David Michael Saunders
Mr Saunders was a director from November 22, 2001 until his resignation on 11 April 2002.

Refer to item 8B (d) - Significant Changes regarding resignations and appointments of officers or directors during 2002.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:


  Name                                                   Base fee          Other fees     Incentives
                                                         $                 $              (Options)
  Y M Jumabhoy                                           Nil               75,703         200,000
  A I Saddique                                           Nil               Nil            Nil
  Y K Goh                                                Nil               Nil            Nil
  B Y Ee                                                 Nil               Nil            Nil
  Md N Ramli                                             Nil               Nil            Nil
  Thinagaran                                             Nil               Nil            Nil
  J F Arbouw                                             Nil               Nil            Nil
  P M Smyth (resigned May 31,2002)                       Nil               128,777        900,000
  W M Shotton - Resigned April 11, 2002                                    54,524         Nil
  D M Saunders - Resigned April 11, 2002                 Nil               Nil            Nil

 See also Item 7B hereinafter.

The options accruing to the directors were issued under the Company's Incentive Option Plan and have been valued at 13.2 cents each using the Black Schoeles Model except Mr Jumabhoy's options which were valued at 5.6 cents each. The Company's Employee Share Plan is described in Item 6.E.

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

D.       Employees
At December 31, 2002 the Company had 1 full time employees at its principal place of business in Australia. Much of the Company's work is undertaken by consultants on a per diem basis.

E.       Share Ownership
See Item 7A Major shareholders

Employee Share Plan

On 25 June 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders at the annual general meeting held on 31 May 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options conferred the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of $0.35 each on or before 30 June 2002. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors.

On 31 October 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before 30 June 2002.

None of the aforesaid 2,700,000 options were exercised and all such options expired have expired.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       Major Shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at March 31, 2003. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.


Directors/Officers
Name                              Number of Shares                                                               Options
----                              ----------------                                                               -------

Y M Jumabhoy                      Nil                                                                            200,000 which
Chairman                                                                                                         expired on 24 June
63 Robinson Rd                                                                                                   2002
Afro Asia
Building #03-16
Singapore

A I Saddique                      Mr Saddique is a director and  shareholder of Midwestern  Oil Pte Ltd (formerly  known as Falcon
Chief Executive                   Oil Pte Ltd), which owns 14,760,517  fully paid ordinary shares in CityView.  13,000,000
63 Robinson Rd                    options werealso issued to  Midwestern  Oil at an  exercise  price of 40 cents  and  convertible
Afro Asia                         into fully paid ordinary shares in the capital of CityView.  The options were not exercised and
Building #03-16                   expired on 24 June2002.  Mr Saddique is also a director  and  shareholder of Thomas Omar Pte Ltd,
Singapore                         which owns 500,000 fully paid ordinary shares in CityView.

Y K Goh                           Mr Goh is a shareholder  of Midwestern  Oil Pte Ltd  (formerly known as Falcon Oil Pte Ltd), which
Director                          owns14,760,517  fully paid  ordinary  shares in  CityView. 13,000,000 options  were also issued to
63 Robinson Rd                    Midwestern Oil at an exercise price of 40cents and  convertible into fully paid ordinary shares in
Afro Asia                         the capital of CityView.  The options were not exercised and expired on 24 June 2002.
Building #03-16
Singapore

Thinagaran                        Nil                                                                            Nil
Director
63 Robinson Rd
Afro Asia
Building #03-16
Singapore

B Y Ee                            Mr Ee is a shareholder of Midwestern Oil Pte Ltd (formerly known as Falcon Oil Pte Ltd) which owns
Director                          14,760,517  fully  paid  ordinary  shares  in  CityView.  13,000,000 options  were  also issued to
63 Robinson Rd                    Midwestern Oil at an exercise price of 40cents and  convertible into fully paid ordinary shares in
Afro Asia                         the capital of CityView.  The options were not exercised and expired on 24 June 2002.
Building #03-16
Singapore

Md N Ramli                        Nil                                                                            Nil
Director
62000 Putra Jaya Wilayah
Perseketuan
Malaysia

J F Arbouw                        30,425                                                                         Nil
Director/Company Secretary
22 Derby Street
Vaucluse NSW 2000


Major Shareholders
Name                                                     Number of Shares            Percent of Class

US Control Account
C/- Computershare Trust Company Inc                        23,711,915                  33.80%

*Midwestern Oil Pte Ltd
63 Robinson Rd
Afro Asia Building #3-16
Singapore                                                  14,760,517                  21.04%

**Malaysia Mining Corporation Berhad
32nd Floor, Menara PNB
201A Jalan Tun Razak
50400 Kuala Lumpur Malaysia                                8,616,188                   12.28%


*See Item 8B (b) regarding issue to Falcon Oil Pte Ltd (now know as Midwestern Oil Pte Ltd) of 13,000,000 securities. Falcon Oil Pte Ltd (now known as Midwestern Oil Pte Ltd) is a Singaporean energy company which is a co-venturer with CityView in the Madura and Simenggaris Blocks. Falcon's shareholders have interests in substantial oil and gas producing fields in Central Asia and also interests in water treatment and oil technology businesses.

**Includes an additional 6,624,790 Ordinary Shares issued on July 11, 2000 subject to an irrevocable contractual agreement made to Malaysia Mining Corporation Berhad ("MMC") for consideration received. MMC is one of the largest Malaysian companies listed on the Kuala Lunpur Stock Exchange and is part of the Pemodalan Nasional Berhad Group ("PNB"). PNB is a wholly owned subsidiary of Yayasan Pelaburan Bumiputra ("YPB"), the investment foundation of Malaysia. PNB owns investments and assets valued at more that US $15 billion and owns majority interests in approximately 170 companies.

Based on 70,161,616 shares outstanding as of March 31, 2003.

B.       Related Party Transactions

Mr P M Smyth's family trust has a one-third equity interest in Sands Solutions. The Company lent AUD$3,000,000 to Sands Solutions during 2000 and 2001 and has charged Sands Solutions interest at 7% per annum payable in monthly instalments.

Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year ended 31 December 2002 at normal commercial rates were AUD$128,777 compared to AUD$253,523 in the previous year.

Mr P J A Remta was an employee and members of his family are shareholders of Westchester Pty Ltd which provided consultancy and corporate management services to the Company during 2001 under a consultancy agreement dated 1 February 2001. Fees paid during the financial year ended December 31, 2001 at normal commercial rates were AUD$91,135.

Mr L R M Friday is a director and shareholder of Lifestyle Nominees Pty Ltd which provided consultancy services to the Company. Fees paid during the financial year ended December 31, 2001 were AUD$20,785.

During 2001 the Company issued a total of 2,300,000 options to directors under the Incentive Option Plan established by the Employee Share Plan. Of that number 900,000 options were issued to Mr P M Smyth, 700,000 options were issued to Mr P J A Remta, 500,000 options were issued to Mr L R M Friday and 200,000 options were issued to Mr Y M Jumabhoy. All of the above mention options expired unexercised.

Mr Y M Jumabhoy is the proprietor of YMJ Consultancy. The Company entered into a contract with YMJ Consultancy dated 1 June 2002 for the provision of services and overseeing the Company's general operations in South East Asia There are no additional interests of management in transaction involving the Company except for those stated herein or in Item 17 - notes to financial statements.

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

B.       Significant changes

There have been no significant changes since date of last annual financial statements. However, the following significant changes occurred during 2002:

(a) On 8 January 2002 the Company, through its wholly owned subsidiary CityView Asia Pty Ltd, entered into an agreement to acquire shares in an oil company which holds of record and owns beneficially 50% of the shareholding in another energy based company which has identified and is entitled to be the owner of three separate gas-gathering projects.

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

(b) On 14 January 2002 the Company issued 400,000 ordinary fully paid shares to private investors in the United Kingdom. The shares were issued at a price of AUD$0.20 with each purchaser being entitled to one unlisted option per share convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002 The options were never exercised.

On 28 February 2002 the Company issued 13 million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-venturer with CityView in the Madura and Simenggaris blocks. The shares were issued at a price of AUD$0.24 with each purchaser being entitled to one unlisted option per share convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002. These options have expired. Falcon Oil changed its name to Midwestern Oil Pte Ltd on 21 May 2002.

Both of these placements were in accordance with the authority given by shareholders at the Company's general meeting held on 24 December 2001.

(c) On 4 February 2002 due to a director's resignation, 500,000 employee options expired.

(d) On 22 March 2002 the Company appointed Mr Goh Yong Kheng and Mr Thinagaran as directors of the Company and on 4 April 2002 appointed Mr Ee as a director of the Company. On 11 April 2002 Messrs Shotton and Saunders resigned as directors of the Company and Mr Shotton organised a management buy-out of the Company's former subsidiary CityView Corporation (UK) Ltd. Mr Goh was appointed Chief Executive of the Company on 10 April 2002 until 31 May 2002 when Mr Saddique was appointed Chief Executive.

On May 31, 2002 Mr Smyth resigned as a director of the Company and Messrs Saddique, Ramli and Arbouw were appointed directors

Mr Saddique was appointed Chief Executive and also a director of the Company on May 31, 2002 to replace Mr Goh, who resigned as Chief Executive on that day. Mr Saddique is the president of Central Asia Petroleum and is also a director and shareholder of (Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).

Mr Md Nazri Ramli is a senior geologist with Malaysia Mining Corporation Berhad ("MMC").

Mr John Arbouw is a journalist, writer and communications consultant with over 25 years experience in newspapers and magazines in Canada, Europe, Asia, New Zealand and Australia.

(e) On 28 February 2000 the Company acquired 1,000,000 shares in CGX Energy Inc at a cost of $1,676,150 which was lent to it by Azure Energy Fund Inc. On 18 May 2000 the Company sold the shares for the equivalent of $2,531,000 and after settlement of the loan realised a gross profit of $854,850. That profit was not received from Azure Energy Fund Inc during 2000 and was fully provisioned during that year. The receivable and corresponding provision was written off during 2001.

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

The financial effects of the transactions referred to in this item are included in the Company's accounts for the year ended 31 December 2002.

ITEM 9.  THE OFFER AND LISTING

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable

B.       Memorandum and Articles of Association

This information has been previously provided.

C.       Material Contracts

No material contracts were entered into during the past 2 years that were outside the ordinary course of business.

The following contracts, deemed relevant, were entered into during the ordinary course of business during the periods indicated.

Petroleum Permit Block SC41 - Offshore Western Philippines
Philippines - Block SC41, Offshore Sabah Malaysia

CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41, which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on 14 April 2000 with MMC Exploration & Production (Philippines) Pte Ltd ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on 30 June 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and will commence in 2003 due to a one-year moratorium granted by the Philippine Government.

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective 17 October 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block. As the recovery of these monies are conditional upon successful production of petroleum in the Block, the Board of Directors have deemed it prudent to make provision for the same in CityView's accounts

2001 20F On 30 June 1999 CityView's wholly owned subsidiary, CityView Asia Pty Ltd, executed an agreement with Malaysia Mining Corporation Berhad ("MMC") for the transfer of the Company's 49% interest in MMC Exploration & Production (Philippines) Pte Ltd ("MMCEPPL") in full or partial satisfaction of the Company's then outstanding debt to MMC and to discharge the Deed of Charge of 4 February 1998. At the general meeting of the Company's shareholders on 30 December 1999, the shareholders approved the sale and the Deed of Charge was discharged on 24 January 2000.

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

ASAB Oil Limited

CityView's subsidiary, CityView Asia Pty Ltd, under former Directors of the Company, entered into an agreement with ASAB Oil Limited and European Oil plc. This agreement replaced an agreement of 8 January 2002 between CityView Asia, ASAB Oil and Black Sea Oil Inc as European Oil has taken over Black Sea's interest in the venture.

Through a former director, negotiations to sell CityView's shareholding to European Oil plc have continued throughout the year unsuccessfully and indications are that a settlement appears remote. The current Board of Directors has determined that provision be made for its interest in ASAB Oil Limited.

Sands Solutions
Historical
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services ("CCS") advised the former directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million.

Under the terms of the agreements between CityView and Sands Solutions, CityView could have elected to have all moneys repaid to it on 1 July 2003 or CityView could have elected to convert the loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

Status
In October 2002, CityView's new directors received information that Sands Solutions were in financial difficulties and that this asset, carried in CityView's accounts at $3 million, may not be recoverable in full. The current board of directors immediately crystallised their floating charge over all of Sands' assets and undertaking.

On 25 November 2002, Sands Solutions appointed an administrator. Your Board took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

The Receiver and Manager is still in the process of realising the assets and undertaking of Sands Solutions and we will know in due course as to how much of the loan is recoverable. Pending the outcome of the realisation of the said assets, the Board of Directors have decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board also instructed Grant Thornton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last 3 years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the financial accounts or in any significant transaction, the Board has resolved to put the results of the review in the hands of their solicitors and obtain their professional advice on the matter. The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

Annual General Meeting held May 30, 2003 - Chairman's Update advised that some progress had been made but it was unlikely that the full amount would be recovered. There is still some outstanding matters and negotiations over some of the assets.

The Chairman stated that individual shareholders may be concerned by the events that culminated in shareholder funds being provided to a company in which one of CityView's former Directors had an interest notwithstanding that his interest was disclosed to CityView's former Board of Directors.

The current Board inherited this situation and intends to pursue all legal channels to seek redress. In this respect it has appointed Allens Arthur Robinson, a leading Australian law firm, to act on behalf of CityView. Allens Artur Robinson has been instructed to review all the circumstances leading up and subsequent to the making of the loans to Sands Solutions and to advise if there has been any impropriety, breach of duty or wrongdoings by any person or party whether within CityView or Sands Solutions.

 See also 3D Risk Factors "Recoverability of Loans...to other Companies", Item 4 B2B E-Commerce Investment, Item 5 Technology and Item 10C Material Contracts - Sands Solutions.

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

A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated rateably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and (iii) an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

F.       Dividends And Paying Agents

Not applicable

G.       Statement By Experts

Not applicable

H.       Documents On Display

Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's principal place of business at Level 9, 28 The
Esplanade, Perth Western Australia, Telephone: (61 8) 9226 4788, Fax: (61 8) 9226 4799, email: info@cityviewcorp.com

I.       Subsidiary Information

Additional information not applicable


ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable

B.       Warrants And Rights

Not applicable

C.       Other Securities

Not applicable

D.       American Depositary Shares

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

E.       Use Of Proceeds

Not applicable

ITEM 15. Controls And Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief accounting officer, conducted an evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules ss.ss.13a-15 and 15d-15). Based on their evaluation, our chief executive officer and chief accounting officer have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that all material information required to be filed in this Annual Report on Form 20-F has been made known to them in a timely fashion.

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date set forth above.

ITEM 16A.         Audit Committee Financial Expert

CODE OF BUSINESS CONDUCT AND ETHICS
The Board of Directors of CityView Corporation Limited (`the Company") resolved on June 14 2000 to formulate the terms of reference (Charter) of the Board of Audit committee ("the Committee").

The objectives, composition, term of office and duties and responsibilities of the Committee ("the Charter") have been updated to meet the Principles of Good Corporate Governance and Best Practice Recommendations as suggested by the Australian Stock Exchange Corporate Governance Council on March 31, 2003. A copy of the Charter has been posted on the website.

Audit Committee Charter
Objectives:

The Audit Committee is appointed by the Board to assist the Board in monitoring:
o The integrity of the financial statements of the Company; o the compliance by the Company with legal and regulatory requirements; and o the independence and performance of the Company's internal and external auditors.

The members of the Audit Committee meet the independence and experience requirements of the Australian Stock Exchange.

The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Committee.

The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee makes regular reports to the Board.

The Audit Committee, at least annually, unless otherwise specified:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.
3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.
4. Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
5. Review with management and the independent auditor the Company's quarterly financial statements prior to the filing of them with the relevant regulators.
6. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
7. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.
8. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit
         Committee and the Board.
9. Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Review the experience and qualifications of the Company's senior finance executives.
10.      Approve the fees to be paid to the independent auditor.

11. Establish guidelines for the retention of the independent auditor for any non-audit service.
12. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.
13. Evaluate together with the Board the performance of the independent auditor and, whether it is appropriate to rotate independent auditors on a regular basis. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.
14. Recommend to the Board guidelines for the Company's hiring of employees of the independent auditor who were engaged on the Company's account.
15. Review the appointment and replacement of the senior internal auditing executive.
16. Review the significant reports to management prepared by the internal auditing department and management's responses.
17. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.
18. Obtain from the independent auditor assurance that Section 10A of the Private Securities
19. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct/Ethics, including disclosures of insider and affiliated party transactions.
20. Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit.
21. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter.
         Such review should include:
         (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management.
         (b)    Any changes required in the planned scope of the internal audit.
         (c) The internal audit department responsibilities, budget and staffing.

22. Prepare the report required by the rules of the Australian Stock Exchange/Securities Exchange Commission.
23. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct/Ethics.
24. Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.
25. Assess its performance of the duties specified in this charter and report its findings to the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company's Code of Conduct/Ethics.

The CityView Audit Committee currently comprises three directors, two of which are independent under the Principles of Corporate Governance and Best Practice Recommendations of the Australian Stock Exchange.

Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 (SOXA), the Company has a duty as party of its dual listing to adopt rules disclosing whether it has at least one "audit committee financial expert" serving on its audit committee, and, if so, whether the expert is independent of management.

In addition, the "financial expert" should have:
    o an understanding of generally accepted accounting principles and financial statements;
    o the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
    o experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity generally comparable to those of the issuer's financial statements, or experience actively supervising one or more person engaged in such activities;
    o an understanding of internal controls and procedures for financial reporting;
    o  an understanding of audit committee functions.

The attributes of the "financial expert" will have been acquired through any one or more of the following ways:
    o education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of a similar function;
    o experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
    o experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements;
    o  other relevant experience;
    o an understanding of internal controls and procedures for financial reporting o an understanding of audit committee functions.

The Company designates Yusufali M Jumabhoy as its "financial expert" on the Audit Committee in that Mr Jumabhoy fulfils some but not all of the criteria set out in Section 407. Mr Jumabhoy is a lawyer and barrister who has had extensive experience as commercial lawyer. It is through this experience that he has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. As well, Mr Jumabhoy has:

    o An understanding of generally accepted accounting principles and financial statements;
    o the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
    o an understanding of internal controls and procedures for financial reporting.

ITEM 16B.         Code of Ethics

CityView Corporation Limited is committed to excellence, integrity and professionalism as well as the growth and development of all its operations. This commitment extends to ensuring shareholders and stakeholders are fully informed about the Company's activities and that the Board of Directors and employees conduct themselves:

        o Honestly and with integrity and respect not only with one another, but with all of the group's stakeholders; o that they use confidentiality and discretion involving information that is proprietary to the group;
        o that they avoid any conflict of interest which may interfere with the independent exercise of their judgement in the best interests of the group;
        o that they adhere to all laws and regulations determining the group's legal and moral obligations; and
        o that they foster a non-discriminatory work and business environment to promote a climate of harmony and tolerance.

PART IV

ITEM 17. FINANCIAL STATEMENTS


                          CITYVIEW CORPORATION LIMITED
                                ACN 009 235 634

                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                 Page Number


Auditor's Report                                                     F-2

Statement of Financial Performance                                   F-3

Statement of Financial Position as at 31 December 2002               F-4

Statement of Cash Flows                                              F-5

Notes to and forming part of the Financial Statements               F-6-F-24

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
CityView Corporation Limited

        We have audited the accompanying consolidated statement of financial position of CityView Corporation Limited as of December 31, 2002 and 2001 and the related consolidated statements of financial performance, and cash flows for the years ended December 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

         In our opinion, the financial statements referred to above present fairly, the consolidated financial position of CityView Corporation Limited as of December 31, 2002 and 2001 and the consolidated results of its financial performance and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with Australian generally accepted accounting principles.


                                                 /s/Sherb and Co., LLP
                                                    Sherb and Co., LLP
                                                  Certified Public Accountants

New York, New York
June 3, 2003

                          CITYVIEW CORPORATION LIMITED

                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                  Consolidated Entity                         Parent Entity
                                                         31-Dec-02        31-Dec-01    31-Dec-00        31-Dec-02      31-Dec-01
                                              NOTE          AUD$             AUD$         AUD$             AUD$            AUD$

Revenues from ordinary activities                2         595,007         229,087       207,368         595,007          229,087

Employee wages and benefits expense                       (150,088)       (185,558)     (118,123)       (150,088)        (185,558)

Depreciation and amortization expense                       (7,050)         (5,226)       (2,184)         (7,050)          (5,226)

Brokerage and advisory fees                                      -        (549,638)     (607,455)              -         (549,638)

Provision for doubtful debts                            (3,000,000)              -             -      (8,384,170)               -
Provision for write-down of investments                 (5,384,170)              -             -               -                -

Investment loss                                           (408,811)              -             -        (257,235)               -

Other expenses from ordinary activities                   (948,328)     (3,653,952)   (5,017,182)       (948,328)      (3,805,528)
                                                      --------------------------------------------   -------------------------------
Profit(loss) from ordinary activities before
income tax expense                               3      (9,303,440)     (4,165,287)   (5,537,576)     (9,151,864)      (4,316,863)
                                                      --------------------------------------------   -------------------------------

Profit(loss) from ordinary activities after
related Income tax expense                              (9,303,440)     (4,165,287)   (5,537,576)     (9,151,864)      (4,316,863)

Net profit(loss) attributable to members of the
parent entity                                           (9,303,440)     (4,165,287)   (5,537,576)     (9,151,864)      (4,316,863)
                                                      --------------------------------------------   -------------------------------

Basic earnings(loss) per share (cents per share) 17         (13.67)          (8.07)        (0.13)





         The accompanying notes form part of these financial statements.
                                       F-3

                          CITYVIEW CORPORATION LIMITED
                         STATEMENT OF FINANCIAL POSITION
                                31 DECEMBER 2002

                                                                         Consolidated Entity                     Parent Entity
                                                                      31-Dec-02        31-Dec-01         31-Dec-02       31-Dec-01
                                                       NOTE             AUD$             AUD$               AUD$           AUD$

CURRENT ASSETS
Cash                                                     8            1,499,508         101,883          1,499,500          56,425
Receivables                                              9               23,612         173,487             23,612          17,836
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                  1,523,120         275,370          1,523,112          74,261
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                             10            7,952,187      10,952,187          7,952,187      15,572,187
Investments                                             11                    -               -                 10              16
Property, plant and equipment                           12                7,907          10,177              7,907          10,177
Acquisition, exploration and development                13                    2       4,620,002                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,960,096      15,582,366          7,960,104      15,582,380
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          9,483,216      15,857,736          9,483,216      15,656,641
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Accounts payables                                       14               84,415         108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                                84,415         108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------

NON CURRENT LIABILITIES
Provisions                                              15               12,860               -             12,860               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT LIABILITIES                                            12,860               -             12,860               -
                                                               ---------------------------------   --------------------------------
TOTAL LIABILITIES                                                        97,275         108,355             97,275          58,836
                                                               ---------------------------------   --------------------------------
NET ASSETS/(LIABILITIES)                                              9,385,941      15,749,381          9,385,941      15,597,805
                                                               =================================   ================================

SHAREHOLDERS' EQUITY
Contributed capital                                    16(a)         67,791,446      64,851,446         57,235,996      54,295,996
Accumulated losses                                     16(e)        (58,405,505)    (49,102,065)       (47,850,055)    (38,698,191)
                                                               ---------------------------------   --------------------------------
Shareholders' equity attributable to the
members of the parent entity                                          9,385,941      15,749,381          9,385,941      15,597,805
                                                               ---------------------------------   --------------------------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  9,385,941      15,749,381          9,385,941      15,597,805
                                                               =================================   ================================




         The accompanying notes form part of these financial statements.
                                       F-4

                          CITYVIEW CORPORATION LIMITED

                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                    Consolidated Entity                       Parent Entity
                                                            31-Dec-02       31-Dec-01   31-Dec-00       31-Dec-02      31-Dec-01
                                                   NOTE       AUD$            AUD$         AUD$            AUD$          AUD$

Cash Flows From Operating Activities
Interest received                                             260,117        211,251      139,119         260,117       211,251
Interest and other costs of finance paid                            -       (549,638)    (607,455)              -      (549,638)
Payments to suppliers and employees                        (1,373,789)    (3,540,452)  (2,386,099)     (1,071,112)   (3,181,553)
                                                          -----------------------------------------  -------------------------------
Net cash provided(used) by operating activities    20(c)   (1,113,672)    (3,878,839)  (2,854,435)       (810,995)   (3,519,940)
                                                          -----------------------------------------  -------------------------------

Cash flows from investing activities
Sale of shares in listed corporations                         335,467              -            -         335,467             -
Loan to Sands Solutions Group Pty Ltd ("Sands
Solutions")                                                         -       (500,000)  (2,500,000)              -      (500,000)
Payment for the development of oil fields                           -              -     (949,647)              -             -
Payment for investment in listed corporation                        -       (163,911)    (550,500)              -      (163,911)
Payment for the acquisition, exploration,
  evaluation and development of oil fields                   (764,170)      (155,651)           -               -             -
Advance to controlled entities                                      -              -            -      (1,021,397)     (560,000)
                                                          -----------------------------------------  -------------------------------
Net cash provided(used) by investing activities              (428,703)      (819,562)  (4,000,147)       (685,930)   (1,223,911)
                                                          -----------------------------------------  -------------------------------

Cash from financing activities
Proceeds from the issue of shares                           2,940,000      3,977,725    7,679,977       2,940,000     3,977,725
                                                          -----------------------------------------  -------------------------------
Net cash provided(used) by financing activities             2,940,000      3,977,725    7,679,977       2,940,000     3,977,725
                                                          -----------------------------------------  -------------------------------

Net increase(decrease) in cash                              1,397,625       (720,676)     825,395       1,443,075      (766,126)
Cash at the beginning of the financial year                   101,883        822,559       11,679          56,425       822,551
Adjustment re cash held in entities disposed                        -              -      (14,515)              -             -
                                                          -----------------------------------------  -------------------------------
Cash at the end of the financial year              20(a)    1,499,508        101,883      822,559       1,499,500        56,425
                                                          -----------------------------------------  -------------------------------





         The accompanying notes form part of these financial statements.
                                       F-5

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

1.       Statement of Significant Accounting Policies

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

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     Principles of Consolidation

     A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 19 to the financial statements.

     All inter company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

     Where controlled entities have entered or left the consolidated entity during the year their operating results have been included from the date control was obtained or until the date control ceased.

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

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

     Statement of Significant Accounting Policies (cont)

     The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised are included in profit from ordinary activities as they arise.

     The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

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

     The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

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

     (h) Payables

     Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

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

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

     Statement of Significant Accounting Policies (cont)

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

                                                                    Consolidated Entity                    Parent Entity
                                                                 31-Dec-02        31-Dec-01          31-Dec-02        31-Dec-01
                                                              ---------------------------------   ----------------------------------
      Number of employees at year end                                1                2                  1                2


     The Company also uses the services of several consultants and contractors on an as needs basis.

     (l) Cash
     For the purpose of the statement of cash flows, cash includes:
         a. Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
         b. Investments in money market instruments with less than 14 days to maturity.

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

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                       Consolidated Entity                     Parent Entity
                                                             31-Dec-02        31-Dec-01    31-Dec-00      31-Dec-02       31-Dec-01
                                                                 A$               A$           A$            A$               A$
2.  Revenue

Revenue - Investing activities
Proceeds from the sale of shares in listed corporations       335,467               -              -       335,467               -

Revenue - Operating activities

Sales                                                               -               -              -             -               -
Interest received on loan to Sands Solutions                  192,166         216,522         63,095       192,166         216,522
Interest received - other parties                              67,374          12,565         76,024        67,374          12,565
Foreign exchange gain                                               -               -         68,249             -               -
                                                        ----------------------------------------------  ----------------------------
Total Revenue                                                 595,007         229,087        207,368       595,007         229,087
                                                        ----------------------------------------------  ----------------------------
3.  Loss from ordinary activities

Loss from ordinary activities before income tax has
been determined after:
Expenses
General and administrative expenses                           713,428         870,930      1,728,903       713,428         834,336
Depreciation                                                    7,050           5,226          2,184         7,050           5,226
Provision for doubtful debts                                        -               -        854,850             -               -
Interest expense                                                    -               -         59,570             -               -
Marketing services                                             33,487       1,579,107      1,499,430        33,487       1,579,107
Corporate public relations                                          -         229,864        818,007             -         229,864
Financial and brokerage services                                    -         319,774         86,000             -         319,774
Consultants services                                          351,501         675,063        696,000       351,501         303,233
Investment Loss                                               408,811         714,410              -       257,234         714,410
Provision for diminution of investment                      3,000,000               -              -     8,384,170         560,000
Provision for write-down of investments                     5,384,170               -              -             -               -
                                                        ----------------------------------------------  ----------------------------
Total expenses                                              9,898,447       4,394,374      5,744,944     9,746,871      (4,545,950)
                                                        ----------------------------------------------  ----------------------------
Net Income (Loss)                                          (9,303,440)     (4,165,287)    (5,537,576)   (9,151,864)     (4,316,863)
                                                        ============================================================================

4.  Income Tax
    (a) The prima facie income tax benefit on loss from ordinary activities before income tax reconciles to the income tax benefit in the financial statements as follows:

Loss from ordinary activities before income tax            (9,303,440)     (4,165,287)    (5,537,576)   (9,151,863)     (4,316,863)
                                                        ----------------------------------------------  ----------------------------
Income tax expense/(benefit) calculated at 30% of
loss from ordinary activities before income tax for
year ended 31 December 2002, 2001 and 2000                 (2,791,032)     (1,249,586)    (1,882,775)   (2,745,559)     (1,295,059)

Permanent differences                                          68,794         974,333              -        23,321       1,028,492

Timing differences and tax losses not brought to
account as future income tax benefits                       2,520,648         275,253      1,882,775     2,520,648         266,567

Current Year Tax loss not recognised                          201,590               -              -       201,590               -
                                                        ----------------------------------------------  ----------------------------
Income tax expense                                                  -               -              -             -               -
                                                        ----------------------------------------------  ----------------------------
    (b) Future income tax benefits not brought to
        account as assets                                   7,226,922       7,025,331     14,211,080     7,226,922       7,025,331
                                                        ----------------------------------------------  ----------------------------
                                                            7,226,922       7,025,331     14,211,080     7,226,922       7,025,331
                                                        ----------------------------------------------  ----------------------------

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

  i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
 ii) conditions for deductibility imposed by the law are complied with; and
iii) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

5.       Directors' Remuneration

The directors of the Company who held office during the Financial year ended 31 December 2002 were:

        Y M Jumabhoy
        P M Smyth (resigned 31 May 2002)
        W M Shotton (resigned 11 April 2002)
        D M Saunders (resigned 11 April 2002)
        A I Saddique (appointed 31 May 2002)
        R M Goh (appointed 22 March 2002)
        Thinagaran (appointed 22 March 2002)
        B Y Ee (appointed 4 April 2002)
        Md N Ramli (appointed 31 May 2002)
        J F Arbouw (appointed 31 May 2002)

                                                           Consolidated Entity                               Parent Entity
                                                31-Dec-02       31-Dec 01    31-Dec-00       31-Dec-02       31-Dec-01    31-Dec-00
                                                     A$              A$         A$               A$              A$          A$
The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of the Company, directly or indirectly,
by the Company or by any related party.                                                       259,004          564,023      284,915
                                                                                            ----------------------------------------

The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of each entity in the consolidated
entity, directly or indirectly, by the
entities in which they are directors or
by any related party.                            259,004        564,023       284,915
                                             ------------------------------------------

The number of directors of the Company
whose total income falls within each
successive $10,000 band of income:

                                           Consolidated Entity                     Parent Entity
                               31-Dec-02       31-Dec 01    31-Dec-00       31-Dec-02       31-Dec-01     31-Dec-00
                                Number           Number       Number         Number          Number        Number
Nil                                7               1           -               7               1             -
$20,000  -  $ 29,999               -               1           -               -               1             -
$30,000  -  $ 39,999               -               1           -               -               1             -
$50,000  -  $ 59,999               1               -           1               1               -             1
$70,000  -  $ 79,999               1               -           -               1               -             -
$100,000 -  $109,999               -               1           -               -               1             -
$120,000 -  $129,999               1               1           -               1               1             -
$250,000 -  $259,999               -               1           -               -               1             -


All of the executives of the Company were also its directors during the financial year.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

6.       Employee Share Plan

There are no shares or options outstanding at 31 December 2002 under the Employee Share Plan.



                                                                     Consolidated Entity                    Parent Entity
                                                                  31-Dec-02        31-Dec-01          31-Dec-02       31-Dec-01
                                                                      $                $                  $               $
7.       Remuneration of Auditors

Amounts  received,  or due and  receivable  from the
Company and any related organisation for:
Auditing the financial statements                                       88,019           65,000             88,019          50,000
Other services                                                          17,540           15,000             17,540          15,000
                                                                                                   --------------------------------
                                                               ---------------------------------
                                                                       105,559           80,000            105,559          65,000
                                                               ---------------------------------   --------------------------------
8.    Cash
Cash on hand                                                               500              500                500             500
Cash at bank                                                         1,499,008          101,383          1,499,000          55,925
                                                               ---------------------------------   --------------------------------
                                                                     1,499,508          101,883          1,499,500          56,425
                                                               ---------------------------------   --------------------------------
9.    Current Receivables
Other debtors                                                           17,260          173,487             17,260          17,836
Deposits                                                                 6,352                -              6,352               -
                                                               ---------------------------------   --------------------------------
                                                                        23,612          173,487             23,612          17,836
                                                               ---------------------------------   --------------------------------

10.   Non Current Receivables
Loans to controlled entities                                                 -                -          5,384,170       5,180,000
Provision for investment write down - at cost                                -                -         (5,384,170)       (560,000)
Loan to Sands Solutions                                              3,000,000        3,000,000          3,000,000       3,000,000
Provision for doubtful debt                                         (3,000,000)               -         (3,000,000)              -
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd                                            7,952,187        7,952,187          7,952,187       7,952,187
                                                               ---------------------------------   --------------------------------
                                                                     7,952,187       10,952,187          7,952,187      15,572,187
                                                               ---------------------------------   --------------------------------

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

Upon stringent review of the Company's assets, the Board of Directors made the decision to raise a provision for doubtful debt of the following assets:

Block SC41 Philippines     $4,620,000.00
ASAB Oil Limited           $  764,170.00

Both assets are held in the Company's 100% owned subsidiary CityView Asia Pty Ltd and are represented in the Parent Entity above as a loan to Controlled Entities.

Sands Solutions Group Pty Ltd       $3,000,000.00

A provision for doubtful debt has been raised against the loan to Sands Solutions Group Pty Ltd, due to the fact that Sands Solutions appointed a Administrator on 25 November 2002. Consequently on 5 December 2002, The Board of CityView, in order to protect the Company's rights obtained an order from the Supreme Court of Western Australia appointing Mervyn Kitay of Grant Thornton as receiver and manager of Sands Solutions.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                        Consolidated Entity                    Parent Entity
                                                                     31-Dec-02        31-Dec-01          31-Dec-02       31-Dec-01
                                                                         $                $                  $               $
11.      Non-Current Investments
         In controlled entities - at cost
CityView Asia Pty Ltd                                                        -                -                 10              10
CityView Corporation (UK) Ltd                                                -                -                  -               6
                                                               ---------------------------------   --------------------------------
Total Non-Current Investments                                                -                -                 10              16
                                                               ---------------------------------   --------------------------------

12.   Equipment
Equipment at cost                                                       22,367           17,586             22,367          17,586
Less accumulated depreciation                                          (14,460)          (7,409)           (14,460)         (7,409)
                                                               ---------------------------------   --------------------------------
                                                                         7,907           10,177              7,907          10,177
                                                               ---------------------------------   --------------------------------

Balance at the beginning of year                                        10,177            9,723             10,177           9,723
Additions                                                                4,780            5,680              4,780           5,680
Depreciation expense                                                    (7,050)          (5,226)            (7,050)         (5,226)
                                                               ---------------------------------   --------------------------------
Carrying amount at year end                                              7,907           10,177              7,907          10,177
                                                               ---------------------------------   --------------------------------

13.   Acquisition, Exploration and Development
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest - at cost                                                   5,384,172        4,620,002                  -               -
Provision for write-down of investments                             (5,384,170)               -                  -               -
                                                               ---------------------------------   --------------------------------
                                                                             2        4,620,002                  -               -
                                                               ---------------------------------   --------------------------------

As mentioned in Note 10, the Board of Directors have raised a provision for write-down of investments totalling $5,384,170.00 comprising of two assets -
Block SC41 Philippines $4,620,000.00 and its interest in ASAB Oil $764,170.00

14.      Current Payables

Unsecured:
Trade creditors                                                         13,697           48,250             13,697          48,250
Accrued expenses                                                        70,718           60,105             70,718          10,586
                                                               ---------------------------------   --------------------------------
                                                                        84,415          108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------

15.   Non Current Payables
Long Service Leave                                                      12,860                -             12,860               -
                                                               ---------------------------------   --------------------------------
                                                                        12,860                -             12,860               -
                                                               ---------------------------------   --------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

16.   Equity

(a)      Contributed equity

         During the year ended 31 December 2002 the Company issued the shares listed below. Shareholders approved all placements.


                                       Issue price for         Number of           Share
       Date      Nature of Issue          each share             shares           capital
      -----     -----------------      ----------------        ----------        ---------
     14 01 02    Share placement            0.20                 400,000            80,000
     28 02 02    Share placement            0.22              13,000,000         2,860,000
                                                              ----------         ---------
                                                              13,400,000         2,940,000
Ordinary fully paid shares at 31 December 2001                56,761,616        54,295,996
                                                              ----------         ----------
Ordinary fully paid shares at 31 December 2002                70,161,616        57,235,996

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b)      Options:
         As at 31 December 2002 there were no options on issue:

(c)      Dividends:
         The Directors declared no dividend during the reporting period.

(d)      Franking credits
         The Company retains no franking credits for the year ended 31
         December 2002 and the year ended 31 December 2001.

(e)          Accumulated losses
                                                                   Consolidated Entity              Parent Entity

                                                                 31-Dec-02        31-Dec-01         31-Dec-02       31-Dec-01
                                                                      $                $                 $               $

Accumulated losses at the beginning of the financial year       49,102,065      44,936,778         38,698,191     34,381,328
Net loss attributable to the members of the parent entity        9,303,440       4,165,287          9,151,864      4,316,863
                                                                --------------------------------- ---------------------------------
Accumulated losses at the end of this financial year            58,405,505      49,102,065         47,850,055     38,698,191
                                                                --------------------------------- ---------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002



17.  Earnings per share                                                    31-Dec-02      31-Dec-01     31-Dec-00

Basic earnings(loss) per share (cents per share)                           (.14c)        (.08c)         (.13c)

The weighted average number of ordinary shares on
issue used in the calculation of basic earnings per share                 68,044,904     51,579,570     41,999,364

Diluted earnings per share are not disclosed, as they are not materially different from basic earnings per share. Refer to Note 22 for ordinary shares issued subsequent to year-end.

18.  Financial Reporting by Segments


(a)  Industry Segments
                                     Investments                             Exploration                      Consolidated
                        31 Dec 02    31 Dec 01   31 Dec 00   31 Dec 02    31 Dec 01    31 Dec 00   31 Dec 02   31 Dec 01   31 Dec 00
                            A$           A$           A$         A$           A$           A$          A$          A$         A$
Revenue outside the
consolidated entity      595,007      211,251     139,119           -            -            -     595,007     211,251     139,119
                     -------------------------------------  -----------------------------------  -----------------------------------
Segment profit(loss)
after income tax      (9,303,440)  (4,392,369)   (604,656)          -      227,082   (4,932,920) (9,303,440) (4,165,287) (5,537,576)
                     -------------------------------------  -----------------------------------  -----------------------------------
Segment assets            31,519    3,285,547   3,882,782   9,451,697   12,572,189   12,345,107   9,483,216  15,857,736  16,227,889

The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests

(b)   Geographical Segments
                                         Indonesia                                         Australia
                             31 Dec 02     31 Dec 01        31 Dec 00         31 Dec 02        31 Dec 01       31 Dec 00
                                A$             A$              A$                A$               A$              A$
Revenue Outside the
consolidated entity                    -           -                  -          595,007          211,251        139,119

Segment operating profit
and (loss) after tax                   -     227,082         (4,932,920)      (9,151,864)      (3,983,945)      (604,656)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets                 7,952,187  12,572,189         12,345,107        1,531,029        3,084,446      3,882,782


                                      United Kingdom                                     Consolidated
                             31 Dec 02     31 Dec 01        31 Dec 00         31 Dec 02        31 Dec 01       31 Dec 00
                                A$             A$              A$                A$               A$              A$
Revenue Outside the
consolidated entity                   -             -                 -          595,007          211,251        139,119

Segment operating profit
and (loss) after tax           (151,576)     (408,424)                -       (9,303,440)      (4,165,287)    (5,537,576)
                           -------------- ------------- ------------------ ---------------- ---------------- --------------
Segment Assets                        -       201,101                 -        9,483,216       15,857,736     16,227,889



The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

19.  Particulars Relating to All Entities

                                                                    Type of
                                      Country of       Shares       Principal
                                     Incorporation      Held        Activity        Ownership Interest
                                   ----------------- ----------- -------------- ----------------------------
Parent entity                                                                        2002          2001
                                                                                     ----          ----
CityView Corporation Limited          Australia       Ordinary      Investment       100%          100%

Controlled entities
CityView Asia Pty Ltd                 Australia       Ordinary      Exploration      100%          100%

Other
Medco Madura Pty Ltd                  Australia       Ordinary      Exploration       25%           25%
Medco Simenggaris Pty Ltd             Australia       Ordinary      Exploration       25%           25%

On 8 April 2002 the Parent Entity sold 100% of the share capital of CityView
Corporation (UK) Ltd.

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

                                                                        Consolidated Entity                  Parent Entity

                                                           31-Dec-02        31-Dec-01     31-Dec-00      31-Dec-02       31-Dec 01
20.  Notes to Statement of Cash Flow                           A$               A$            A$            A$               A$

(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the statement of cash flows is reconciled to the
related items in the balance sheet as follows:
Borrowings                                                           -             -             -               -             -
Cash                                                         1,499,508       101,883       822,559       1,499,500        56,425
                                                           ----------------------------------------   ------------------------------
                                                             1,499,508       101,883       822,559       1,499,500        56,425
                                                           ----------------------------------------   ------------------------------

(b) Business disposed of                                             -             -             -               -             -
During the year 100% of the Controlled Entity
CityView Corporation (UK) Ltd was disposed of

(c) Reconciliation of loss from ordinary activities
after tax to net cash provided by/(used by)
operating activities
Loss from ordinary activities                               (9,303,440)   (4,165,287)   (5,537,576)     (9,151,864)   (4,316,863)
Less non cash operating items:
Depreciation                                                     7,050         5,226         2,184           7,050         5,226
Interest expense                                                     -             -        59,570               -
Exchange (gain)/loss                                                 -             -       (68,249)              -
Issue of shares in lieu of payment to suppliers and
employees                                                            -       762,743     6,600,556               -     1,067,425
Write-downs to recoverable amount of investment              5,043,923       701,300             -         681,156       701,300

Change in assets and liabilities net of the effect
of purchase and disposal of controlled entities:
(Increase)/decrease in receivables                           3,149,875      (920,025)   (2,782,305)      7,614,224      (744,918)
(Decrease)/increase in payables                                (11,080)     (262,796)   (1,128,615)         38,439      (232,110)
                                                           ----------------------------------------   ------------------------------
Net cash provided/(used) by operating activities            (1,113,672)   (3,878,839)   (2,854,435)       (810,995)   (3,519,940)
                                                           ----------------------------------------   ------------------------------


(d) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


21. Related Party Disclosures

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)  Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2002:

     Y M Jumabhoy              Appointed 16 October 2002
     A I Saddique              Appointed 31 May 2002
     R Goh                     Appointed 22 March 2002
     Thinagaran                Appointed 22 March 2002
     B Y Ee                    Appointed 4 April 2002
     Md N Ramli                Appointed 31 May 2002
     J F Arbouw                Appointed 31 May 2002
     P M Smyth                 Resigned 31 May 2002
     W M Shotton               Resigned 11 April 2002
     D M Saunders              Resigned 11 April 2002

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b)  Interests of directors

         As at 31 December 2002 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:


                         31 December 02              31 December 01
        Shares             14,790,942                  1,446,084
        Options               Nil                      1,100,000


(c)  Transactions with directors and related entities

     (i) Mr Y M Jumabhoy is the proprietor of YMJ Consultancy. The Company entered into a contract with YMJ Consultancy dated 1 June 2002 for the provision of services relating to the Company's major shareholders based in Singapore and Malaysia and overseeing the Company's general operations in South East Asia

    (ii) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year up to his resignation as a Director on 31 May 2002 at normal commercial rates were $128,777 compared to $253,523 in the previous year. These transactions have been reflected in Note 5.

(d)  Interests in director-related entities

     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)  Equity interests in controlled entities

     As disclosed in Note 19 the Company has the entire ownership of CityView Asia Pty Ltd., which is their only controlled entity.

(f)  Transactions within the group

     The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView has raised a provision for doubtful debt of the Company's interest free operating loan to CityView Asia Pty Ltd.

     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 19).

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

22.  Commitments for Expenditure

Madura and Simenggaris

Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organisation known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

There are no other commitments for expenditure.


23.  Subsequent Events

     There have been no subsequent events effecting the financial statements for the year ended 31 December 2002.

                          CITYVIEW CORPORATION LIMITED


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


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

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

----------------------------------------------------- ---------------------------------------- --------------------------------
                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                              Interest     Interest      1 Year        Years        5 years        Bearing
           2002                rate %         $            $             $             $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets

Cash                           4.69%                  1,499,508                                                      1,499,508
Receivables                                                                                             23,612          23,612

Financial Liabilities

Payables                                                                                                97,275          97,275
                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                              Interest     Interest      1 Year          $          5 years        Bearing
           2001                rate %         $            $                           $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets

Cash                                                                                                   101,883         101,883
Receivables                                                                                            173,487         173,487
Loan - Sands Solutions          7%                                    3,000,000                                      3,000,000

Financial Liabilities

Payables                                                                                               108,355         108,355

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

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


25.  Company Details

     Registered office:                             Principal Place of Business
     1ST Floor                                      Level 9
     17 Ord Street                                  28 The Esplanade
     West Perth                                     Perth
     Western Australia 6005                         Western Australia 6000

Additional information as to holders of shares and options at 28 February 2003

Market Capitalisation
Shares on Issue           70,161,616
Options - Unlisted           Nil
Fully Diluted Capital     70,161,616

Trading volumes for the financial year ended 31 December 2002

                       AUS                     USA                  TOTAL
                     Volume                  Volume                 Volume
  January          2,750,432               3,011,700              5,762,132
  February         1,555,755               1,093,400              2,649,155
  March            2,200,167               2,168,700              4,368,867
  April            2,265,728               2,277,400              4,543,128
  May                932,917               1,137,100              2,070,017
  June             1,309,571                 691,700              2,001,271
  July             1,038,270                 745,800              1,784,070
  August             650,828                 349,600              1,000,428
  September          520,247                 641,000              1,161,247
  October            430,297                 506,500                936,797
  November         1,096,600                 986,900              2,083,500
  December         3,929,800               2,486,800              6,416,600
                  ----------              -----------            -----------
     Total        18,680,612              16,096,600             34,777,212
                  ==========              ===========            ===========

Number of Share and Option Holders

Ordinary Share Capital
70,161,616 fully paid ordinary shares held by 1024 individual shareholders

Options
No outstanding options

Voting Rights
In accordance with the constitution of the Company, on a show of hands each shareholder present in person or by proxy, representative or attorney has one vote and on a poll every shareholder present in person or by proxy, representative or attorney has, in respect of fully paid shares, one vote for every share held.

None of the options confers a right to vote but shares issued upon the exercise of options will rank equally in all respects (including voting rights) with the then existing issued fully paid ordinary shares.

Distribution of Shareholding

Holdings                       Shareholders
1 to 1,000                         240
1,001 to 5,000                     358
5,001 to 10,000                    180
10,001 to 100,000                  215
100,001 and over                    31
                                -------
   Total                         1,024
                                =======

Number of shareholders holding less than a marketable parcel: 423

                          CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 28 February 2003 (continued)


Substantial Shareholders

       Name                                     Number of Shares                  Percentage of Capital

US Control Account
C/- Computershare Trust Company Inc                 23,711,915                             33.80%
Midwestern Oil Pte Ltd                              14,760,517                             21.04%
Malaysia Mining Corporation Berhad                   8,616,188                             12.28%


Twenty Largest Holders of Shares

Name                                                  Shares                      Percentage of Capital
-----                                              -----------                   -----------------------
US Control Account
C/- Computershare Trust Company Inc                 23,711,915                             33.80%
Midwestern Oil Pte Ltd                              14,760,517                             21.04%
Malaysia Mining Corporation Berhad                   8,616,188                             12.28%
OCBC Securities Pte Ltd                              2,908,570                              4.15%
Phillip Securities Pte Ltd A/C Clients               2,090,000                              2.98%
Tower Trust Limited                                  1,016,931                              1.45%
Uob Kay Hian Pte Ltd                                   856,026                              1.22%
William Mansell Shotton                                739,483                              1.05%
Ka Fai Martin Wong                                     710,951                              1.01%
Thomas Omar Pte Ltd                                    500,000                              0.71%
David Cliffe                                           480,000                              0.68%
Chien Cheng Goh                                        400,000                              0.57%
Tonbar Pty Ltd                                         359,336                              0.51%
Kenneth John Thomas & Beryl Winifred Thomas            345,000                              0.49%
Entity Holdings Pty Ltd                                318,855                              0.45%
Michael Vincent Taylor                                 310,251                              0.44%
Dr Eng Chiang Ong                                      300,000                              0.43%
Tonbar Pty Limited                                     294,630                              0.42%
Mr Say Hann Ng                                         220,000                              0.31%
Mr Michael Riabkoff                                    215,782                              0.31%
                                                   -------------
TOTAL                                               59,154,435
                                                   =============

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

(d) SFAS 144: Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of

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

          In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

     In July 2002, the FASB issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." This Standard supercedes the accounting guidance provided by Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" (including "Certain Costs Incurred in a Restructuring"). SFAS No. 146 requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating this Standard.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company does not currently intend to adopt the fair value based method of measuring compensation associated with stock awards and grants. As a consequence of continuing to utilize the intrinsic value method of measuring such compensation, the Company will be required to provide additional disclosures in its quarterly financial statements which will reflect the impact on net income and earnings per share on a pro forma basis as if the Company had applied the fair value method to stock-based employee compensation.

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

                                                       31-Dec-02        31-Dec-02         31-Dec-01          31-Dec-00
                                                          US$               A$                A$                A$
                                                     --------------- ----------------- ----------------- ------------------
Net Profit (Loss) after Income Tax  attributable to
members    of    the    parent    company
        -   As reported                              (5,235,046)     (9,303,440)       (4,165,287)        (5,537,576)
        -   Pro Forma                                (5,235,046)     (9,303,440)       (4,165,287)        (5,681,576)

Basic earnings (loss) per share
       - As reported                                     (.08)            (.14)             (.08)             (0.13)
       - Pro Forma                                       (.08)            (.14)             (.08)             (0.14)

The fair value of each option grant was estimated as of the date of grant using the Black- Scholes option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 2002, 2001 and 2000: no dividends will be paid, expected volatility of 50.0% risk-free interest rate of 5% and expected lives of 1 year.

Reconciliation Adjustments

The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2001, 2000 and 1999 using the US GAAP basis of accounting for the matters outlined in items (a) to (h) above.


                                                       31-Dec-02        31-Dec-02        31-Dec-01       31-Dec-00
                                           Note           US$              A$                A$               A$
--------------------------------------- ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments

   Net income (loss) after tax
   in accordance with Australian GAAP                   (5,235,046)      (9,303,440)       (4,165,287)     (5,537,576)

Reconciliation Adjustments

   Exploration expenditure
   written-off as incurred                                       -                -                 -      (4,620,002)

   Stock based compensation cost           (h)                   -                -         (209,200)        (216,000)

                                                    ---------------- ---------------- ----------------- ----------------
Net income (loss) after tax in
accordance with US GAAP                                 (5,235,046)      (9,303,440)      (4,374,487)     (10,373,578)
                                                    ================ ================ ================= ================

Earnings (loss) per share from
Continuing Operations in accordance
with US GAAP (in cents)                                       (.08)            (.14)             (.08)           (.25)




                                                       31-Dec-02        31-Dec-02        31-Dec-01       31-Dec-00
                                           Note           US$              A$                A$               A$
                                          ----------- ---------------- ---------------- ----------------- ----------------
Reconciliation Adjustments

   Shareholder's equity attributable
   to member of the chief entity in
   accordance with Australian GAAP                       5,281,469        9,385,941        15,749,381       15,936,943

Reconciliation Adjustments

   Exploration expenditure
   written-off as incurred                 (b)          (6,787,740)     (12,062,804)      (12,062,802)     (12,062,802)
                                                     ---------------- ---------------- ----------------- ----------------
Total shareholder's equity (deficit) in
accordance with US GAAP                                 (1,506,271)      (2,676,863)        3,686,579        3,874,141
                                                     ================ ================ ================= ================

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

None

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          CITYVIEW CORPORATION LIMITED




SIGNATURE: /s/THINAGARAN
          ----------------
              THINAGARAN
              Director

Dated: June 27, 2003

CERTIFICATIONS


I, A I Saddique, the Chief Executive Officer certify that:

1. I have reviewed this annual report on Form 20-F of Cityview Corporation Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 27, 2003

                                                     By: /s/A I Saddique
                                                            A I Saddique


* Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.

CERTIFICATIONS


I, Ee Beng Yew, the Chief Financial Officer certify that:


1. I have reviewed this annual report on Form 20-F of Cityview Corporation Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 27, 2003

                                                     By: /s/Ee Beng Yew
                                                            Ee Beng Yew


* Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.