Form 20-F
period 2003-12-31
CITYVIEW CORP LTD /NEW/
filed 2004-06-30
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F




      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the calendar year ended December 31, 2003
OR
      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________



Commission file number

                          CityView Corporation Limited
--------------------------------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                          Western Australia, Australia
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

             Level 9, 28 The Esplanade, Perth Western Australia 6000
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 70,161,616 ordinary shares as of December 31, 2003.

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


  Yes   No        Not applicable

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated from as it appeared in the Annual Report for the year ended December 31, 2003 as filed with Australian Stock Exchange Limited on March 25, 2004.

Directors
Yusufali M Jumabhoy        Chairman                  Resigned March 5, 2004
A I Saddique               Chairman
Ee Beng Yew                Chief Executive
Goh Yong Kheng             Director
Md Nazri Ramli             Director
Thinagaran                 Director
John F Arbouw              Director

Company Secretary
John F Arbouw

Registered Office
1st Floor
17 Ord Street, West Perth, Western Australia    6005

Principal Place of Business
Level 9,
28 The Esplanade
Perth         Western Australia   6000
Telephone:        (61-8) 9226 4788
Facsimile:        (61-8) 9266 4799
Email:            info@cityviewcorp.com
Web:              www.cityviewcorp.com

Auditor -
BDO Chartered Accountants
256 St George's Terrace
Perth   Western Australia   6000


Australian Share Registry
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:      (61-8) 9323 2000
Facsimile:        (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone:  (303) 262 0600
Facsimile:  (303) 262 0700

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia 6005

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.  KEY INFORMATION

A.       Selected Consolidated Financial Data
The selected historical data presented below has been derived from the financial statements of the Company, which have been examined by Feldman Sherb and Co., P.C. (hereinafter "Feldman") in their report for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 and by Sherb & Co., LLP (hereinafter "Sherb") and BDO Chartered Accountants ("BDO") for year ended December 31, 2003. With respect to Sherb, be advised that Feldman, a professional corporation of certified public accountants was the independent accounting firm for the Company for the years indicated above. The report of Feldman on the 2001 financial statements of Registrant contained no adverse opinion, disclaimer of opinion or modification of the opinion.

Feldman was merged into Grassi & Co., CPA's, P.C., ("Grassi") and the principal accountants who had been responsible for the Company's audit during the years indicated above, left and started their own firm called Sherb & Co., LLP ("Sherb"). As a result the Company dismissed Grassi and selected Sherb to serve as independent public accountants for the calendar year 2002.

During the two most recent calendar years the Company has not consulted with Sherb regarding the application of accounting principles to a specific or contemplated transaction. Neither the Company nor anyone on its behalf consulted with Sherb regarding the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement or event as defined at Item 304(a)(2) of Regulation S-B.

The decision to change Auditors was recommended and approved by the board of directors of the Company on 17 April 2000. During the period from January 1, 1998 to the date of change of auditors and through the date of this report, there were no disagreements with Feldman or Sherb on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Feldman or Sherb would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Company's financial statements as described on Item 304(a)(1)(iv)(A). In addition, there were no such events as described under Item 304(a)(1)(iv)(B) of Regulation S-B during such periods.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." The Company has not declared a dividend during each of the years ended December 31, 1998 through 2003 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

In February 2004,the Board of Directors of the Company approved the recommendation that BDO Australia would oversee the annual Audit both in Australia and in the United States.

Sherb and Co will continue to Edgarize the Company's monthly Forms 6K and annual Form 20-F reports.

Statement of Loss and Accumulated Deficit Data:

                                      Year Ended      Year Ended    Year Ended
                                      ----------      ----------    ----------
                                     December 31,    December 31,  December 31,
                                     ------------    ------------  ------------
                                        2001            2002          2003
                                        ----            ----          ----
Amounts in Accordance
with Australian GAAP                    AUD$            AUD$          AUD$
Income Statement Data:

Operating revenues                        -               -
Loss from continuing
operations 1                        (4,165,287)     (9,303,440)    (1,076,003)
Per Ordinary Share
(dollars) 2                               (.08)           (.14)          (.02)

Balance Sheet Data:

Total Assets                        15,857,736       9,483,216      8,625,142

Shareholders' equity                15,749,381       9,385,941      8,309,938
Amounts in Accordance
with US GAAP


Income Statement Data:

Operating Revenues                        -               -

Loss from continuing
operations                          (4,374,487)     (4,683,438)     1,585,390
Per Ordinary Share
(dollars) 2                               (.08)           (.07)         (.026)

Balance Sheet Data:

Total Assets                         3,794,934       2,040,416        672,955

Shareholders' equity                 3,686,579       1,943,141        357,751

1        Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.

2        Per share data has been  retroactively  restated to reflect the effects of a 1 for 5 reverse stock split  effective  April 14, 1997.

Exchange Rates
Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.       5 Most Recent Financial Years

           Period                     High       Low    Period-End   Average (1)
  -------------------------------   ---------- -------- ---------- -----------
  -------------------------------   ---------- -------- ---------- -----------
  12 months to December 31, 1999     0.6569     0.62.40    0.6500     0.6429
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 2000     0.6685     0.5073     0.5599     0.5828
  -------------------------------   ---------- --------- ---------- -----------
  12 months to December 31, 2001     0.5727     0.4773     0.5115     0.5182
  ------------------------------- ------------ --------- ---------- -----------
  12 months to December 31, 2002     0.6259     0.5049     0.5612     0.5424

  12 months to December 31, 2003     0.7493     0.5588     0.7495     0.6525

B.     Previous 6 Months

November 1 to November 30, 2003      0.7264     0.6946     0.7247     0.7162
October 1 to October 31, 2003        0.7105     0.6751     0.7044     0.6926
September 1 to September 30, 2003    0.6834     0.6345     0.6776     0.6624
August 1 to August 31, 2003          0.6622     0.6350     0.6477     0.6524
July 1 to July 31, 2003              0.6845     0.6436     0.6531     0.6629
June 1 to June 30, 2003              0.6735     0.6478     0.6671     0.6643

C.     Latest Practicable Date
  At June 16, 2004 the Australian dollar expressed in US dollars per AUD$1.00 was $ 0.6984.

 [1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

Nature Of Trading Market
The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997. The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on that exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel which delisting was upheld (upon Company appeal) by the NASDAQ Listing and Hearing Review Council on October 25, 2000. On December 29, 2000 the Company's securities were listed for trading on the NASD Electronic Over The Counter Bulletin Board ("OTCBB") and continues to trade on the OTCBB under the symbol CTVWF.

As of May 31, 2004 the Company had 958 holders of record of its Ordinary Shares.

The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2004.

--------------   -----   ----   -----   -----   -----------
Quarter Ending   High    High   Low     Low       Volume in
                 AUD $   US $   AUD $   US $         000's
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
March 31, 2001   1.14    0.64   0.35    0.18        16,864
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
June 30, 2001    0.57    0.30   0.33    0.15        15,892
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
September 2001   0.39    0.18   0.20    0.10         8,257
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
December 2001    0.27    0.13   0.15    0.07         9,455
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
March 2002       0.29    0.16   0.165   0.077       12,780
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
June 30, 2002    0.285   0.17   0.145   0.08     8,614,416
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
September 2002   0.165   0.08   0.13    0.063    3,945,745
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
December 2002    0.265   0.135  0.12    0.05     9,436,897
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
March 31, 2003   0.22    0.12   0.15    0.08     4,489,765
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
June 2003        0.145   0.080  0.090   0.055    2,229,062
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
September 2003   0.125   0.065  0.092   0.05     2,845,066
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
December 2003    0.12    0.075  0.071   0.04     4,294,403
--------------   -----   -----  -----   -----   -----------
--------------   -----   -----  -----   -----   -----------
March 2004       0.125   0.11   0.07    0.04     3,766,237
--------------   -----   -----  -----   -----   -----------


ITEM 3 A (i)      COMPANY AUDITORS
BDO Chartered Accountants (through their office in Perth, Western Australia) is the Company's independent auditor in all jurisdictions.

B.       Capitalization And Indebtedness
Not applicable

C.       Reasons For The Offer And Use Of Proceeds
Not applicable

D.       Risk Factors
Risks In Respect Of The Company's Energy Portfolio
The future profitability, and viability of operations and activities in the Company's energy portfolio will depend on a number of risks including but not limited to the following:

1.       Commodity prices and in particular the price of oil and gas;

2.       Currency exchange rate fluctuations;

3. The strength of the equity markets at the time of any capital raising by the Company;

4.       Judicial decisions and legislative amendments;

5. Environmental management issues with which the Company may from time to time have to comply;

6. General economic conditions in Australia and southeast Asian countries and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;

7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves, and competent management; and

8.       Political stability of south East Asian countries.

There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is concluded and an economic and feasibility study based upon such work is conducted and concluded. The Company also owned certain gold interests which were disposed of during 1999.

A.          The "MEDCO" Loans
Recoverability Of Loans By The Company To Other Companies.
The loans of AUD$7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

B.       The "SANDS SOLUTION" Loans
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On February 26, 2002, Curtin Consultancy Services ("CCS") advised the former directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million.

Under the terms of the agreements between CityView and Sands Solutions, CityView were entitled to have all moneys repaid to it on July 1, 2003 or to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

In October 2002, CityView's new directors received information that Sands Solutions were in financial difficulties and that this asset, carried in CityView's accounts at $3 million, may not be recoverable in full. The current board of directors immediately crystallized their floating charge over all of Sands' assets and undertaking.

On November 25, 2002, Sands Solutions appointed an administrator. The Board of CityView took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as Receiver and Manager of Sands Solutions Group Pty Ltd.

The Receiver and Manager is in the process of realising the assets and undertaking of Sands Solutions and the Board will know in due course as to how much, if any, of the loan is recoverable. Pending the outcome of the realisation of the said assets, the Board of Directors have decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board instructed Grant Thornton to carry out a review of Sands Solution's financial accounts, to scrutinise all significant transactions of Sands Solutions for the past 3 years and advise if the same were in order. In the event that the review reveals any discrepancies in the financial accounts or in any significant transaction, the Board resolved to put the results of the review in the hands of its solicitors and obtain professional advice on the matter. The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have.

The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it has suffered in this matter. In this regard, CityView instructed and received legal advice from Allens Arthur Robinson, a leading Australian law firm, and pursuant to the said legal advice, the Board instructed Allens Arthur Robinson to carry out further enquiries into the circumstances of the loan which may include a public examination of the relevant persons involved in the matter.

The Board will ensure that the full circumstances of the loan are closely scrutinised to ensure that there was no impropriety or breach of duty by any person or party owing a duty to CityView.

See also Item 4, Information on the Company - B2B E - Commerce Investment for information relating to Primeorder AG which involved Sands Solutions.

Item 4.     Information on the Company
A.       History And Development Of The Company
The term "Company" refers to CityView Corporation Limited, a corporation organized under the laws of Western Australia on May 3, 1987, and its wholly owned subsidiary CityView Asia Pty Ltd. During 2000 the Company deregistered five of the Company's subsidiary companies, as these companies were inactive and superfluous to the Company's requirements. The names of these companies were:
Western Akar Petroleum Pty Ltd; Western Wisesa Petroleum Pty Ltd; Western Nusantara Energi Pty Ltd; Western Resources NL; and Western Sangkimah NL. Another two of the Company's former subsidiaries (Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd) are no longer subsidiaries of the Company as these companies are now controlled by Pt Medco Energi Corporation which now owns 75% of the shares in each of these companies.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "AUD$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. For information regarding rates of exchange between Australian dollars and US dollars from 1999 to the present, see "Item 3A. Selected Financial Data - Exchange Rates."

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. According, we file monthly Forms 6-K and Annual Form 20-F with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N. W., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public at the SEC's web site at "http:/www.sec.gov."

The current financial period is for the twelve months ended December 31, 2003. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AIS"). The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 2003, 2002 and 2001 are disclosed in footnote (25) to the financial statements contained herein.

The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView Investments Limited and was listed on Australian Stock Exchange Limited as an investment company. The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of Australian Stock Exchange Limited on January 2 1992. The Company changed its name to CityView Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000 changed its name to its current name of CityView Corporation Limited. CityView's investments were focused originally on realty, then gold and realty, then energy and gold and then e-commerce and energy. Since early 2002 the Company's investments have focused on energy.

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

B        Business Overview

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

o Review of geological and geophysical information available from Pertamina and other sources.

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

Evaluation Techniques
Experienced geologists and geophysicists are engaged as contractors to employ the technologies of investigation in assessing hydrocarbon prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modelling packages enable greater amounts of data to be processed and superior interpretations to be made. Madura and Simenggaris utilize both the data directly relating to the field being investigated, along with regional data to compile as complete an understanding, as the available data will allow.

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

Utilizing the geophysical mapping and the petrophysical interpretation, the reservoir engineer is then able to estimate potential oil and/or gas reserves and recovery factors likely to be achieved. Any available past production records are analysed and can, on occasion, be utilized as a means of predicting future production rates and cumulative production forecast, by extrapolation of the past results, utilizing accepted engineering practices. The application of computer models can also aid the reservoir engineer in forecasting production potential. An accurate model can duplicate past production history.

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

All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the wellhead to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. In January 2000 the Company entered an agreement for the Company's interest in the new work programs to be carried by Pt Medco Energi Corporation Tbk. When the Company becomes a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease.

Gas is sold direct to consumers at prices determined by Pertamina. As the price continually fluctuates, it is not possible to quote an accurate figure. The report by Gaffney Cline dated February 16, 2004 and announced by the Company quoted gas prices at US dollars 2.35mmbtu .The lower gas prices in some industry sectors are a form of subsidy imposed by the government. Larger gas reserves near to LNG facilities are able to supply gas to these operations. Indonesia is the largest exporter of LNG in the world.

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

Government incentives for PSC-JOBs include

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

o        After tax split for gas 40% for Contractor, from 35% previously.
         Similar to the above, the Contractor is entitled to 71.426% of the production, after deducting Operating Costs, as opposed to 62.5% previously.

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


The price for oil in Indonesia is tied to a basket of crude oils around the world, ensuring an "international" price dependency. The basket of crude oils used to establish the ICP effectively means that the ICP is very much subject to world oil prices, giving it international stability as opposed to being affected by domestic constraints. The ICP compares favourably with other comparable crude oils in that its price is formulated from a basket of comparable crude from other countries.

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

Regional Setting
There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band, a number of structures have been identified due to the inversion at fairly shallow levels. These relatively shallow features were the principal target for the Medco Madura Pty Ltd program. PT Medco Energi Corporation TBK ("Medco" "Operator")) free carried CityView throughout the work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded (i.e., commenced drilling and entered) Sebaya-1 on September 20, 2001.

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

Madura Block - Madura Island, Indonesia: Karasan #1
Karasan #1 was spud in on January 12, 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; which was successful in the short term however the well stopped flowing again. Medco believed that chalk migration may have been a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco performed an analysis of the data and issued a well final report concluding that the zone was not commercial.

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

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it was believed that some degree of blockage was present at the casing perforation due to plugging by loose shale. The final results for the zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate, 51.3 API, and 0.670 MMSCF/D gas. The Operator re-mapped the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well was suspended in consideration of delineation well and the possibility of production from the Sebaya well at a later date, should the structure be determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone was within one foot of the loss circulation zone. It was believed at the time that a wash out of the formation occurred in the zone while heavy losses were being encountered.

Madura Block - Madura Island, Indonesia: Tambuku #1
Medco originally advised that Tembuku#-1 would be drilled back to back with the Telaga well and that the spud-in date was estimated for early November 2002, however this was brought forward and spud in was at midnight October 21, 2002. The target depth was programmed for 10,416 feet.

At 5616 feet the rig took a gas kick and there was a gas flare 5 metres in length. In order to contain the gas influx, mud weight was increased. At the time the bit nozzles became plugged and the rig was unable to circulate the mud. The operator decided to collide (cut) the drill pipe to regain circulation due to well control safety requirements. The bottom hole assembly was then left in the hole and the well was side tracked.

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (ie. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity.

At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that it anticipated to test three zones and possibly a fourth with each test zone expected to take approximately ten days. On January 14, 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on January 17, 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At the time the Operator received conformation from the authorities that the exploration period for the concession would be extended a further year. With the pressure of time restraints removed the Operator decided that it would be in a position to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15-minute period until flow rates dropped off. It was then determined that this zone would also require acid stimulation and that economics dictated that re-testing should be performed by a smaller less expensive rig, allowing the larger rig 2 to move to the Telaga location. The Operator also considered perforating other zones during the retesting of the Tambuku Well.

Madura Block - Madura Island, Indonesia: Telaga # 1
The Operator originally estimated the spud-in date for the Telaga #1 well would be August 2002. It subsequently decided that the Telaga #1 would be drilled back to back with Tambuku # 1. The target depth was programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. On March 29, 2003 Telaga #1 was spud-in.

2003/2004 Summary of the Madura Block
  Four wells in the Madura Block, namely Sebaya, Karasan, Tambuku and Telaga have been drilled by the Pertamina-Medco Madura Pty Ltd Joint Operating Body
(JOB). With the exception of Karasan, hydrocarbons have been discovered in the wells, however problems were encountered in all of the wells preventing full prospect evaluation. In addition to these discoveries, there was also an undeveloped gas-condensate discovery, Arosbaya, within the Block.

As the Madura Block concession was due for relinquishment in May 2004, the JOB engaged international consultants, Gaffney Cline & Associates (GCA) to apply its Decision Cycle Compression (DCC) process in order to assist the JOB in making a recommendation on the future course of action. In reaching a joint recommendation, a GCA/JOB team would:

     1. Review all geotechnical work
     2. Integrate well results and independent reviews into a coherent block wide evaluation
     3. Identify and provide plans to mitigate the risks of key uncertainties
     4. Review previous drilling programs and make recommendations for future success
     5. Evaluate and assess markets, pricing and costs
     6. Review PSC commitments and requirements
     7. Make a detailed recommendation with action plan for the way forward.

The project commenced with the first of the three phases of DCC, data gathering, in mid-November 2003. Further data gathering and interviews of key stakeholders was conducted in Jakarta during the period of December 3 to 5, 2003. The second phase of DCC, Pre-Implementation, had the GCA team working independently from December 5 to December 19 reviewing all available information. During this time the GCA team familiarised itself with operations and formed its own insights, opinions and conclusions relative to the Madura block.

The last phase of the DCC process was Implementation. During this phase GCA worked collaboratively with dedicated staff from the JOB with the goal to ultimately reaching a unanimous opinion as to the potential of the Madura block. The JOB/GCA team presented its findings and recommendations in late January 2004.

CONCLUSIONS

     1. The Madura block is hydrocarbon bearing with potentially commercial accumulations with unrisked gas resources in the order of 1.2 trillion cubic feet in 4 prospects namely, Sebaya, Arosbaya, Telaga and Tambuku.
     2. The power market on Madura represents a ready opportunity for sales of up to 16 MMcf/d.
     3. A ten-year volume commitment will likely be required from the Gili Power Plant. For full conversion of the Gili power plant, this commitment amounts to approximately 80 Bcf of gas reserves.
     4. The central fault block of the Sebaya prospect is estimated to contain about 155 Bcf of recoverable gas, more than enough for the existing power market.
     5. The production rate is the key to economics. Drilling operations must be carefully carried out to minimize formation damage.
     6. A Production Sharing Contract extension should be obtained that not only allows development of Sebaya but also holds the block for future development of the other identified prospects.

GCA/JOB's RECOMMENDATIONS
The JOB should retain the block and make a proposal to the authorities, BP MIGAS to:
     o Extend the relinquishment date by a minimum of at least one year
     o Drill two appraisal wells (1 firm and 1 contingent on the firm well) on the Sebaya prospect
     o Obtain agreement to be able to hold the entire block with Plan of Development acceptance and development of Sebaya and for as long as production operations are maintained thereon.

Upon acceptance of the proposal by BP MIGAS, the JOB should:
     o Obtain a Letter Of Intent for gas sales to the Gili Power Plant from the national power company, PLN
     o Investigate independent power generation by the JOB at the Sebaya field site
     o Run a Drilling Well On Paper workshop for both appraisal wells
     o Refine facility costs and construction timing
     o Perform detailed mapping of the Sebaya prospect

Upon completion of the above Sebaya activities:
     o Undertake geological field studies to investigate Tuban sand reservoir potential
     o Prepare appraisal plan for Arosbaya
     o Continue evaluation of other island prospects

GCA/JOB's recommendations have been accepted by the shareholders of the PSC/JOB. The recommendations were also presented to the relevant authorities, BP MIGAS together with a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, has also been submitted to BP MIGAS and the Operating Shareholder is confident that the extension will be granted in due course. On 11 June 2004 the Company announced that the Operator had obtained a one-year extension for the relinquishment of the Madura Block from the relevant Indonesian authorities.

It is anticipated that Sebaya 2 will be drilled in the fourth Quarter of 2004.

Prospects

Market
Medco Madura Pty Ltd has had several discussions with the Indonesional National Power Company to supply gas to the Gili power plant on Madura Island.

B.       Simenggaris Block Onshore North-East Borneo

On September 28, 1997 the President Director of Pertamina signed the authorization for CityView's then 100% owned subsidiary Western Simenggaris Pty Ltd ("Western Simenggaris") to commence operations on the Simenggaris Block prior to the formal signing of the PSC-JOB agreement. The signing of the Contract took place on February 24, 1998 awarding the 2734km2 Simenggaris Block to Western Simenggaris.

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


Prospects  - Market
  The operating shareholder is currently sourcing for markets.
Simenggaris Block - Kalimantan Indonesia: Pidawan#1
The Pidawan #1 well was spud in on March 1, 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that the shows ranged from 2-foot sections to 6 feet in length.

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

In August 2002, Medco released a press statement stating - "Pidawan #1 exploration well was spudded on 1 March 2002 and completed July 17, 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504 feet. Preliminary estimated reserves; based on available information for Pidawan #1 well is 25 BCFG.

Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island". Medco advised that it would conduct a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas. In April 2004, the Operating Shareholder ("Medco") advised that it was currently focusing its efforts on securing purchasers or a reliable market for the gas and the results would determine the future course of action for this concession.


The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and a second well, the location of which has yet to be determined. In October 2002, Medco advised CityView that the estimated resources, ased on information available to Medco were:.

Bangku Besar A1             27 MMBO oil   and 127 BCF gas

These estimates were furnished to CityView by the Operating Shareholder and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors to exercise due caution in relying on the same.

Medco has yet to advise CityView as to the event of the seismic survey.

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

CityView was free carried through a two well program (Hippo-1 and Wildebeest-1) by MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysia Mining Corporation Berhad. All contributions to expenditure on the past work program of two wells within the block have been met on behalf of CityView by MMC Exploration & Production (Philippines) Pte Ltd.

CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on April 14, 2000 with MMC Exploration & Production (Philippines) Pte Ltd ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on June 30, 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and CityView was advised that the program would commence in late 2004 due to an extension to the one-year moratorium granted by the Philippine Government

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective October 17, 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block. As the recovery of these monies are conditional upon successful production of petroleum in the Block, the Board of Directors deemed it prudent to make provision for the same in CityView's accounts

Market
Oil is easier to produce and market as it would simply be produced from a floating production storage unit ("FPSU") and then delivered anywhere in the country. Gas is more difficult to monetize as it will require a pipeline to get the gas to market and costs associated with laying a pipeline far exceed production and marketing costs for oil in the regions discussed herein. Marketing opportunities in nearby Sabah are being examined.


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

ASAB Oil Limited
CityView's subsidiary, CityView Asia Pty Ltd, under former Directors of the Company, entered into an agreement with ASAB Oil Limited and European Oil plc on June 21, 2002. This agreement replaced an agreement of January 8, 2002 between CityView Asia, ASAB Oil and Black Sea Oil Inc as European Oil has taken over Black Sea's interest in the venture.

Negotiations conducted by a former director, to sell CityView's shareholding to European Oil plc continued unsuccessfully throughout 2002. Indications were that a settlement appeared remote. The current Board of Directors determined in 2003 that provision be made for its interest in ASAB Oil Limited.

B2B E-Commerce Investment
In January 2000, CityView agreed to acquire certain rights to take up a strategic interest in Sands Solutions Group Pty Ltd ("Sands Solutions"), then a developer of integrated B2B applications. Under the terms of the Heads of Agreement, CityView agreed to make a commercial loan under the security of a fixed and floating charge over Sands Solutions, with the right to convert the loan into equity. CityView advanced AUD$3 million under the terms of the loan. The acquisition by CityView of any interest in Sands Solutions above 10% required that a Prospectus be filed by CityView with Australian Stock Exchange Limited in accordance with the requirements of the Australian Securities and Investments Commission. While the filing of such Prospectus did not generate comments, it required accuracy of all material information in order to avoid director's personal liability for material misstatements.

The current Board was informed that the Heads of Agreement was negotiated on an arms-length basis between the directors of each corporation not having any overlapping interest in the other corporation. Similarly, it was advised, that the due diligence of Sands Solutions was conducted by the independent directors of each Company.

The current Board further understands that the manner of proceeding has been necessary due to the fact that a family trust of a former CityView director, Mr Smyth owned fifty percent of Sands and McDougall and owned one-third of Sands Solutions. The trustee of the Smyth family trust was Salant Nominees Pty Ltd and its two directors were Mr Smyth and his wife Jennifer Lee Smyth. Mr and Mrs Smyth controlled the family trust in their capacity as its sole two directors. Mr Smyth was also a director of both Sands and McDougall and Sands Solutions.

It was advised that in order to avoid potential conflicts the independent directors represented CityView in dealings with Sands Solutions while Sands Solutions was primarily represented by Paul William Keogh, one of its directors.

Under the terms of the agreements between CityView and Sands Solutions, CityView could have elected to have all moneys repaid to it on July 1, 2003 or CityView could have elected to convert the loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date. CityView anticipated that payment for the acquisition of an equity interest would be accomplished through conversion of the AUD$3 million loan to Sands Solutions and through further funds it may have been able to receive from private placements of CityView's shares with otherwise unaffiliated third parties. As Sands Solutions was placed under administration, CityView immediately obtained a court order for its own receiver to be appointed to realize the assets and undertaking of Sands Solutions.

CityView raised the AUD$3 million that was lent to Sands Solutions, in part, by issuing 7,300,000 CityView shares in January 2000 to private placement participants for proceeds of AUD$3,613,500, with the shares (once issued) then representing approximately 20% of all outstanding CityView shares and with no one participant (or group of participants acting in concert) being or becoming a principal stockholder of CityView.

For material negative events relating to Sands occurring during 2002 and thereafter reference is made to Item 3 D - Risk Factors - "Recoverability of Loans...to Other Companies" as well as to Item 5 - Technology.

On February 26, 2002, Curtin Consultancy Services ("CCS") advised the former Directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million. This opinion and a subsequent Independent Report by CCS were based largely on anecdotal information and in-house product demonstrations provided by Sands Solutions. CCS was not provided with independently audited financial statements; did not consult with any Sands Solutions customers; did not assess the value of any patents or patents pending; and did not review or report on any of the company's tangible assets.

In October 2002, CityView's current Directors received information that Sands Solutions was in financial difficulties and that the asset, carried in CityView's accounts at $3 million may not be recoverable. The current Board of Directors immediately crystallised its floating charge over all of Sands' assets and undertaking.

On November 25, 2002, Sands Solutions appointed an administrator. Your Board took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd. The Receiver and Manager then took steps to realise the assets and undertaking of Sands Solutions.

The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have to recover any loss that it has suffered in this matter. In this regard, CityView instructed and received legal advice from Allens Arthur Robinson, a leading Australian law firm, and pursuant to the said legal advice, the Board instructed Allens Arthur Robinson to carry out further enquiries into the circumstances of the loan which may include a public examination of the relevant persons involved in the matter.

The Board will ensure that the full circumstances of the loan are closely scrutinised to ensure that there was no impropriety or breach of duty by any person or party owing a duty to CityView.

Primeorder AG  Historical
In November 2000 the Company entered into an agreement with Sands Solutions under which the Company acquired a beneficial interest of 25% in Primeorder AG, a marketing company established in Hamburg, Germany to market the e-commerce applications of Sands Solutions throughout Europe. Sands Solutions had a 26% interest in Primeorder AG.

As partial consideration for the Company's interest in Primeorder AG, the Company agreed to lend up to AUD$2,000,000 to Sands Solutions. This money was to be used for the establishment and promotion of Primeorder AG. The extent of the payments and when they were to be made to satisfy the loan was to depend on how rapidly Primeorder AG expanded its business in Europe. The Company has already advanced AUD$332,251 to Sands Solutions for use by Primeorder AG with the advance forming part of the loan disclosed herein.

As further consideration for the acquisition of its interest in Primeorder AG, the Company issued 500,000 options in November 2000 to persons in Germany who were associated with Primeorder AG. The options were convertible into fully paid ordinary shares at an exercise price of AUD$0.80 each and all the options expired unexercised on 14 June 2001.

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

Executive Address
As of January 1, 2003, the Company's registered office is located at 17 Ord Street, West Perth, Western Australia 6005.


The Company's principal place of business is leased premises at Level 9, 28 The Esplanade, Western Australia, telephone: (61 8) 9226 4788, fax: (61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating results
The current financial period is for the twelve months ended December 31, 2003. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals ("Australian GAAP"), which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2003, 2002, 2001, 2000, and 1999 are disclosed in footnote 25 to the financial statements contained herein.

The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the financial periods ended December 31, 2003, 2002, 2001, 2000, and 1999.

Principal Activities
The principal activities of the Company during the financial year were investments in energy.

Results Of Operations
The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2002, 2001 and 2000 are disclosed in footnote 25 to the financial statements contained herein.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002
The net loss of the consolidated entity for the financial year after providing from income tax and eliminating outside equity interests was AUD$1,076,003 compared to a loss of AUD$9,303,440 for the previous financial year. decrease in operating loss resulted was due to the fact that there were no further asset write downs.

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

Dividends
The directors did not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year or during the previous 4 years.

Review of Operations
Although an extensive description of the operations of the Company is included in the Business overview, which precedes this report, a summary of the pertinent aspects of those operations is contained in this Item 5.

Energy Portfolio

A. Indonesia - Madura Block onshore Madura Island near Surabaya east Java Historical CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Indonesian Government for an exploration term of ten years commencing May 15, 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends, which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco"), which free carried CityView throughout the recent work program. At the end of the free carry period, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 25% interests with the Company continuing to receive 25% of any profits generated.

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

Sebaya #1 was re-entered in April 2002
The cement plug retaining the well was drilled out and a 4 1/2-inch liner was set and cemented ready for testing. The cementing of the 4 1/2-inch liner was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4 1/2-inch hanger caused by gas channelling during cementing. The mud weight was increased in order to control the channel leak through the hanger. Shortly after a plug was set an injection test was performed. The well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone due to fracturing of the cement retainer. Mud was used to control the gas influx from the 4 1/2-inch hanger, however the heavy weight mud was lost through the fractured second zone, which resulted in continued high-pressure gas influx from the 4 1/2-inch hanger. Considerable time was lost due to the difficulty in balancing these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilised through the second zone. The second zone was then immediately squeezed allowing the operation to continue.

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate,
51.3 API, and 0.670 MMSCF/D gas. The Operator re-mapped the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well was suspended in consideration of delineation well and the possibility of production from the Sebaya well at a later date, should the structure be determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone was within one foot of the loss circulation zone. It was believed at the time that a wash out of the formation occurred in the zone while heavy losses were being encountered.

Madura Block - Madura Island, Indonesia: Karasan #1
The second well drilled by Medco in the Madura Block was Karasan-1, which was drilled to only 4186 feet as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

Karasan #1 was spud in on January 12, 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; this was only successful in the short term however again the well stopped flowing. Medco believes that chalk migration may be a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as the test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco has performed an analysis of the data and has issued a well final report concluding that the zone is not commercial.

Madura Block - Madura Island, Indonesia: Tambuku #1

Medco originally advised that Tembuku#-1 would be drilled back to back with the Telaga well. Spud in took place in October 2002. The target depth was programmed for 10,416 feet.

At 5616 feet the rig took a gas kick and there was a gas flare 5 metres in length. In order to contain the gas influx, mud weight was increased. At the time the bit nozzles became plugged and the rig was unable to circulate the mud. The operator decided to collide (cut) the drill pipe to regain circulation due to well control safety requirements. The bottom hole assembly was then left in the hole and the well was side tracked.

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

At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that it anticipated testing 3 zones and possibly a fourth with each test zone expected to take approximately ten days. DST 1 was perforated on January 14, 2003. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on January 17, 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At this time the Operator received conformation from the authorities that the exploration period for the concession would be extended for a further year to May 15, 2004. With the pressure of time restraints removed the Operator decided that it would be able to return to the Tambuku Well for full acid stimulation and re-testing of this zone. On 11 June 2004 the Company announced that the Operator had obtained a confirmed one-year extension for the relinquishment of the Madura Block from the relevant Indonesian authorities. The extension is now to 14 May 2005.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15-minute period until flow rates dropped off. It was then determined that the zone would require acid stimulation and that economics dictated that re-testing should be performed by a smaller less expensive rig, allowing the larger rig 2 to move to the Telaga location. The Operator would also consider perforating other zones during the retesting of the Tambuku Well.

Madura Block - Madura Island, Indonesia: Telaga # 1
Medco originally estimated the spud-in date for the Telaga #1 well would be August 2002. It subsequently decided that this well would be drilled back to back with Tambuku # 1. The target depth was programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. Telaga #1 spud in on March 29, 2003. o o The Board has concluded that in relation to the Madura Concession, CityView's contribution to the recommended drilling program will be approximately US$2.5 million. In order to raise this capital, the options currently under consideration are to:

     a) sell the Company's 25% share in Madura at the best possible price based on Gaffney Cline's report and use the sale proceeds to invest in other as yet unidentified businesses.
     b) Farm-in an experienced petroleum investor to free-carry the Company's 25% interest. In this event the Company would have to give up a percentage of its interest.
     c) Call for a rights issue to raise up to AUD$10 million shareholder funds. Use US$2.5 million for the next phase of the Madura drilling program and allocate the balance for other as yet unidentified investments.

The Board is presently deciding the commercial viability of the above options.

SEE ALSO ITEM 4B
2003/2004 Summary of the Madura Block

B.       Indonesia - Simenggaris Block Onshore North-East Borneo
Historical: CityView owns 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten-year exploration term commencing February 24, 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView was free carried throughout the work program. The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on February 21, 2002 with a target depth of approximately 7000 feet: to date the well has reached a depth of approximately 2000 feet.

Pidawan-1, a strategic well with the lowest probability in comparison to the other prospects on this trend. Upon completion of the drilling of Pidawan-1, Medco plans to drill the more optimum prospects of Sesayap-B and Bangkupesar.

The Pidawan #1 well was spud in on March 1, 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that that the shows ranged from 2-foot sections to 6 feet in length.

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

In August 2002, Medco released a press statement stating - "Pidawan #1 exploration well was spudded on March 1, 2002 and completed July 17, 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504 feet. Preliminary estimated reserves; based on available information for Pidawan #1 well is 25 BCFG. Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island". Medco advised that it would conduct a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas. The Company is awaiting definitive results.

The Simenggaris block is programmed to drill a further two wells. The wells are "Bangku Besar" and a second well, the location of which has yet to be determined. In October 2002, Medco advised CityView that the estimated resources, based on information available to Medco were:

         Bangku Besar A1                    27 MMBO oil   and 127 BCF gas

These estimates were furnished to CityView by the Operating Shareholder and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors to exercise due caution in relying on the same.

Medco advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence early 2004. Medco intends to perform and conclude a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

As this Concession is located in a remote area in East Kalimantan and although the property has some prospectivity, there is a distinct absence of off-take contractual opportunities.

The Board is keeping the financial commitments to this concession at a standstill mode until the Madura Block results become clearer.

Philippines - Block SC41, Offshore Sabah Malaysia Historical
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41 which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

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

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on June 30, 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and CityView was advised that the program would commence in late May 2004. due to a one-year moratorium granted by the Philippine Government.

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective October 17, 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

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

Subsequent
On February 26, 2002, Curtin Consultancy Services advised CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of AUD$3 million.

In April 2002, in accordance with the recommendations of the Due Diligence Committee, the Company signed agreements with Sands Solutions pursuant to which the Company no longer has an interest in Primeorder AG and the Company has been released from all obligations to provide more funds to Sands Solutions or its subsidiary Primeorder AG. Also under the terms of the agreements between CityView and Sands Solutions, CityView could have elected to have all moneys repaid to it on July 1, 2003 or CityView could have converted its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

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

Global Network Technologies Pty Ltd Historical
Historical
In November 2000 CityView acquired an interest in Telezon Limited (formerly called Min-Tech 8 Limited), a regional telecommunications company that is incorporated in Australia and was listed on Australian Stock Exchange Limited under the code "TLZ". In August 2001 CityView made an off market scrip bid for 50% of Telezon's shares and options: this bid was withdrawn after Telezon appointed administrators.

After extensive negotiations with Telezon's principal shareholder GWT Systems Limited, CityView rolled its investment into a shareholding of 20% in Global Network Technologies Pty Ltd (Global Networks), which had acquired the prime assets of Telezon's business.

The principal asset of Global Networks is Intellink Communications, which sells and installs:

o        Panasonic Telephone systems and communication accessories;

o Point to point microwave links for high-speed data networks and carries on a small run production/refurbishment service of Plessey telephones.

In April 2002 the current Board of CityView made the decision to focus on the Company's energy interests. No further action was taken to advance negotiations with Global Network Technologies Pty Ltd and other related parties.

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

CityView believed that there were opportunities to acquire profitable new technology businesses available due to the downturn in global technology valuations and which could deliver immediate cash flow to CityView. These new technology companies were believed to be undervalued by the capital markets due to their lack of public listing and were thought to have the potential to deliver high levels of revenue and PBIT growth.

CityView identified several companies which it believed fit the above criteria and these were enumerated to shareholders at the Company's General Meeting of December 24, 2001.

During the due diligence process, the potential of CityView's energy interests began to emerge as the results of Medco's work program started to filter in and the Company recognised the need to focus its resources on the Company's energy interests. On April 4, 2002, the Board of CityView decided not to proceed with the proposed acquisitions of technology companies.

Employee Share And Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan, which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before June 30, 2002 at a price of $0.35 and 200,000 options exercisable on or before June 30, 2002 at a price of $0.20 each. All of these options expired unexercised on June 30, 2002. No options were issued in 2002 or 2003.

Options
At the date of this report there are no outstanding options on issue. No options were issued throughout the year.

Inflationary And Other Economic Pressures
Currently, the Company is not generating revenues from its oil and gas operations. Future revenues, if any, in this segment are governed, in part primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure, which is primarily incurred in U.S. dollars. The director's estimation of inflation is considered in regards to the general state of the world economy, and of the United States and Indonesia in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, sourced internally in Indonesia and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

The official government released Indonesian average inflation rates for the seven years beginning 1997 were as follows:

                                   1997       1998      1999        2000       2001       2002       2003
Inflation Rates %                 11.05%     77.63%     2.01%       9.35%      9.00%      9.70%      5.06%

It is the policy of the directors to regularly monitor the cost of operations on a per barrel basis in respect to viability of individual projects and to take any necessary actions.

The Company's operations in these industries comprise exploration and development expenditure and therefore are not affected by inflationary and price pressures of oil and gas product pricing. However, normal inflationary pressures on the Company's general expenditure on goods and services affect this expenditure.

Government Policies
The Company considered the issue of political risk in the Republic of Indonesia in which the Company has acquired assets and may continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Indonesia where there has been a long established petroleum industry, with significant elements of foreign capital investments and no history of expropriation.

The Republic of Indonesia is a separate national state and like many other national states regulates, controls and taxes activities conducted by residents and non-residents in the country and the flow of investment into the country and the return of capital out of the country. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company in Indonesia are by way of contract between a subsidiary of the Company and bodies, which are wholly owned arms of the Government of the Republic of Indonesia. These contracts are subject to controls and regulations by the contracting parties and by the government of the Republic of Indonesia. These factors, in addition to the usual exploration and production risk and the economic and political stability of the host country, Indonesia must all be taken into account in relation to the Company's operations in Indonesia.

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

Indemnification Of Officers And Auditors

The Company has not, during or since the financial year, indemnified or agreed to indemnify an officer or director of the Company or any related body corporate against a liability incurred as an officer or auditor.

B.       Liquidity And Capital Resources

Year Ended December 31, 2003 compared to Year Ended December 31, 2002
As at December 31, 2003 the Company had working capital of AUD$350,091 compared to a working capital of AUD$1,425,845 at December 31, 2002.

Cash flow used in operating activities decreased from AUD$1,113,672 in the year ended December 31, 2002 to AUD$833,819 in the year ended December 31, 2003. The primary difference for the decrease in funds used was for a reduction in marketing fees and corporate advisory fees.

Cash flow used for investing decreased from AUD$428,703 for the year ended December 31, 2002 to AUD$6,746 in the year ended December 31, 2003. The only funds used for investments was to purchase computer equipment

The Company did not generate any cash flows from financing activities in the year ended December 31, 2003 compared to AUD$2,940,000 in the year ended December 31, 2002. Previous cash flows from financing activities principally comprised the issuance of ordinary shares in the Company by private placements. There were no shares issued for the year ended December 31, 2003.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001
At December 31, 2002, the Company had working capital of AUD$1,425,845 compared to a working capital of AUD$167,015 at December 31, 2001.

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

The Company generated cash flows from financing activities of AUD$2,940,000 in the year ended December 31, 2002 compared to AUD$3,977,725 in the year ended December 31, 2001. Cash flows from financing activities principally comprised the issuance of ordinary shares in the Company by private placements.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000
At December 31, 2001, the Company had working capital of AUD$167,015 compared to working capital of AUD$531,613 at December 31, 2000.

Cash flow used in operating activities increased from AUD$2,854,435 in the year ended December 31, 2000 to AUD$3,878,839 in the year ended December 31, 2001. The primary differences for the increase in funds used were for marketing fees, brokerage fees and corporate advisory fees.

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

The Company generated cash flows from financing activities of AUD$3,977,725 in the year ended December 31, 2001 compared to AUD$7,679,977 in the year ended December 31, 2000. Cash flows from financing activities principally comprised the issuance of ordinary shares in the Company by private placements and the conversion of share options into ordinary share capital of the Company.

C.       Research And Development, Patents And Licences
Not applicable


D.       Trend Information
Not applicable

E.       Off-Balance Sheet Arrangements
The Company does not have any off balance sheet arrangements in place.

F.       Tabular Disclosures of Contractual Obligations
The cost of any work to the Madura and Simenggaris Blocks (hereto discussed in Items 4 and 5) will be met by the Company in proportion to its equity interests, however, these amounts and the time frame in which they will be required is still uncertain.

G.       Safe Harbor
In accordance with Safe Harbor Provisions referred to in Item 5G as provided for in Section 27A of the Securities Act ("Statutory Safe Harbors") the Company applies same to any forward looking information provided by it in response to
Item 5E and 5F hereof, as well as the Items (4 and 5) referred to in Item 5F except to the extent that same relates to historical facts.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors And Senior Management
Name                                Age              Position
A I Saddique                        60               Chairman
Ee Beng Yew                         50               Chief Executive Officer and
                                                     Chief Financial Officer
Goh Yong Kheng                      57               Director
Md Nazri Ramli                      48               Director
Thinagaran                          41               Director
John F Arbouw                       58               Director/Company Secretary
Yusufali M Jumabhoy                 66               Resigned  March 5, 2004

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

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Ahmad Iqbal Saddique - Chairman
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).

Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.


Ee Beng Yew - Chief Executive
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

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

Messrs Saddique, Goh, Thinagaran and Ee are associated with CityView's largest individual shareholder Midwestern Oil Pte Ltd, a Singaporean energy company whose shareholders have interests in substantial oil and gas producing fields in Central Asia.

John Arbouw - Director and Company Secretary
Mr Arbouw was born in Holland and educated in Canada. He is a member of the Australian Institute of Company Directors (MAICD) and has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 26 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues.

Yusufali M Jumabhoy - Director Resigned March 5, 2004 Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. The resignation was not because of disagreements with the Company on any matter relating to the Company's operations, policies or practices, but rather due to personal reasons.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

  Name                          Base fee          Other fees     Incentives
                                    $                  $          (Options)
  A I Saddique                     Nil               Nil            Nil
  Y K Goh                          Nil               Nil            Nil
  B Y Ee                           Nil               Nil            Nil
  Md N Ramli                       Nil               Nil            Nil
  Thinagaran                       Nil               Nil            Nil
  J F Arbouw                       Nil               Nil            Nil
  Y M Jumabhoy                     Nil               61,589         NIL

No amount of money has been set aside by the Company to provide pension or similar benefits for its officers and directors.



C.       Board Practices
The board of directors resolved on June 14, 2000 to formalize the terms of reference of the board audit committee. The board has adopted a formal audit charter with the primary objective of assisting the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries and the quality and integrity of the financial reporting.

D.       Employees
At December 31, 2003 the Company had 1 full time employee at its principal place of business in Australia. Consultants on a per diem basis undertake much of the Company's work.

E.       Share Ownership
See Item 7A Major shareholders

Employee Share Plan
No Options were issued under the Incentive Option Plan for the year ended December 31, 2003.

On June 25, 2001 the Company issued a total of 2,500,000 options under the Incentive Option Plan forming part of the Employee Share Plan that was approved by shareholders at the annual general meeting held on May 31, 2000. During the year there were no more than ten eligible participants for the Employee Share Plan. The options were issued as a performance incentive for no consideration to eligible employees under the Incentive Option Plan. Each of these options conferred the right to acquire one (1) ordinary fully paid share in the capital of the Company at a price of $0.35 each on or before June 30, 2002. In accordance with the terms of the Employee Share Plan all issues of options under the Employee Share Plan are at the discretion of the directors. o o On October 31, 2001 a further 200,000 options were issued under the Incentive Option Plan exercisable at a price of $0.20 each on or before June 30, 2002.

None of the aforesaid 2,700,000 options were exercised and all such options expired have expired.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       Major Shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at March 31, 2004. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Directors/Officers
Name                              Number of Shares                                                               Options
--------------------------------- ------------------------------------------------------------------------------ ------------------
--------------------------------- -------------------------------------------------------------------------------------------------
A I Saddique                      Mr Saddique is a director and  shareholder of Midwestern  Oil Pte Ltd (formerly  known as Falcon
Chairman                          Oil Pte Ltd),  which owns 15,500 fully paid ordinary  shares in CityView.  Mr Saddique is also a
63 Robinson Rd                    director and  shareholder of Thomas Omar Pte Ltd, which owns 500,000 fully paid ordinary  shares
Afro Asia                         in CityView.
Building #03-16
Singapore
--------------------------------- -------------------------------------------------------------------------------------------------
--------------------------------- -------------------------------------------------------------------------------------------------
B Y Ee                            Mr Ee is a shareholder of Midwestern Oil Pte Ltd (formerly  known as Falcon Oil Pte Ltd),  which
Chief Executive Officer           owns 15,500 fully paid ordinary shares in CityView.
63 Robinson Rd
Afro Asia
Building #03-16
Singapore
--------------------------------- -------------------------------------------------------------------------------------------------
--------------------------------- -------------------------------------------------------------------------------------------------
Y K Goh                           Mr Goh is a shareholder of Midwestern Oil Pte Ltd (formerly known as Falcon Oil Pte Ltd),  which
Director                          owns 15,500,000 fully paid ordinary shares in CityView.
63 Robinson Rd
Afro Asia
Building #03-16
Singapore
--------------------------------- -------------------------------------------------------------------------------------------------
--------------------------------- ------------------------------------------------------------------------------ ------------------
Thinagaran                        Nil                                                                            Nil
Director
63 Robinson Rd
Afro Asia
Building #03-16
Singapore
--------------------------------- ------------------------------------------------------------------------------ ------------------
--------------------------------- ------------------------------------------------------------------------------ ------------------
Md N Ramli                        Nil                                                                            Nil
Director
62000    Putra   Jaya    Wilayah
Perseketuan
Malaysia
--------------------------------- ------------------------------------------------------------------------------ ------------------
--------------------------------- ------------------------------------------------------------------------------ ------------------
J F Arbouw                        30,425                                                                         Nil
Director/Company Secretary
22 Derby Street
Vaucluse NSW 2000

--------------------------------- ------------------------------------------------------------------------------ ------------------
--------------------------------- ------------------------------------------------------------------------------ ------------------
R M Elliott                       Nil                                                                            Nil
Appointed April 20, 2004
 22 Brightmore Street
Cremorne     NSW     2090
--------------------------------- ------------------------------------------------------------------------------ ------------------
--------------------------------- ------------------------------------------------------------------------------ ------------------
Y M Jumabhoy                      Nil                                                                            Nil
Resigned March 5, 2004
63 Robinson Rd
Afro Asia
Building #03-16
Singapore
--------------------------------- ------------------------------------------------------------------------------ ------------------

Major Shareholders
Name                                   Number of Shares       Percent of Class
US Control Account
C/- Computershare Trust Company Inc       21,456,801                  30.58%

Midwestern Oil Pte Ltd
63 Robinson Rd
Afro Asia Building #3-16
Singapore                                 15,500,000                  22.09%

Malaysia Mining Corporation Berhad
32nd Floor, Menara PNB
201A Jalan Tun Razak
50400 Kuala Lumpur Malaysia                8,616,188                  12.28%

Based on 70,161,616 shares outstanding as of March 31, 2004.

B.       Related Party Transactions


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

An action is pending against the Company in New York Supreme Court, New York County, (Index No.: 109628/02) by Worldwide Business Networks, Inc. alleging a breach of contract for $150,000 and punitive damages. The Company believes the action is totally without merit, and a motion to dismiss the action is pending on the grounds that the summons was served in violation of a court order and on other grounds. The Company is not a party to any other material litigation, and to its knowledge no other action, suit or proceeding is pending or has been threatened.

To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

 B. Significant changes -
There have been no significant changes since date of last annual financial statements.

ITEM 9.  THE OFFER AND LISTING
Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital
Not applicable

B. Memorandum and Articles of Association
This information has been previously provided.

C.       Material Contracts
There were no material contracts other than these entered into in the ordinary course of business to which the Company or any member of the group is a party during the past 2 years.

D.       Exchange Controls
Exchange controls and other limitations affecting security holders:

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

F.       Dividends And Paying Agents
Not applicable

G.       Statement By Experts
Not applicable

H.       Documents On Display
Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's principal place of business at Level 9, 28 The Esplanade, Perth Western Australia, Telephone: (61 8) 9226 4788, Fax: (61 8) 9226 4799, email: info@cityviewcorp.com

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC. A copy of any document filed can be read at the SEC's public reference room at 450 Fifth Street, N. W., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company's SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov."

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

D.       American Depositary Shares
Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15. Controls And Procedures
Our management, under the supervision and with the participation of our chief executive officer and chief accounting officer, conducted an evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules ss.ss.13a-15 and 15d-15). Since date of evaluation, our chief executive officer and chief accounting officer have concluded that as of the Evaluation Date, our disclosure controls and procedures are effective to ensure that all material information required to be filed in this Annual Report on Form 20-F has been made known to them in a timely fashion.

During the fiscal year, there have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date set forth above.

ITEM 16A.         Audit Committee Financial Expert

Code And Ethics
The Board of Directors of CityView Corporation Limited (`the Company") resolved on June 14 2000 to formulate the terms of reference (Charter) of the board of audit committee ("the Committee").

The objectives, composition, term of office and duties and responsibilities of the Committee ("the Charter") have been updated to meet the Principles of Good Corporate Governance and Best Practice Recommendations as suggested by the Australian Stock Exchange Corporate Governance Council on March 31, 2003. A copy of the Charter has been posted on the website.

Audit Committee Charter
Objectives:
The Audit Committee is appointed by the Board to assist the Board in monitoring
(1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the Australian Stock Exchange.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee.

The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall make regular reports to the Board.

The Audit Committee shall at least annually, unless otherwise specified:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.
3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.
4. Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
5. Review with management and the independent auditor the Company's quarterly financial statements prior to the filing of them with the relevant regulators.
6. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
7. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.
8. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.
9. Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Review the experience and qualifications of the Company's senior finance executives.
10. Approve the fees to be paid to the independent auditor.
11. Establish guidelines for the retention of the independent auditor for any non-audit service.
12. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.
13. Evaluate together with the Board the performance of the independent auditor and, whether it is appropriate to rotate independent auditors on a regular basis. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.
14. Recommend to the Board guidelines for the Company's hiring of employees of the independent auditor who were engaged on the Company's account.
15. Review the appointment and replacement of the senior internal auditing executive.
16. Review the significant reports to management prepared by the internal auditing department and management's responses.
17. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.
18. Obtain from the independent auditor assurance that Section 10A of the Private Securities Litigation Reform Act (1995) is adhered to.
19. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct/Ethics, including disclosures of insider and affiliated party transactions.
20. Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit. 21. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter.

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

In addition, the "financial expert" should have:

o an understanding of generally accepted accounting principles and financial statements
o the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves
o experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity generally comparable to those of the issuer's financial statements, or experience actively supervising one or more person engaged in such activities
o an understanding of internal controls and procedures for financial reporting
o an understanding of audit committee functions

The attributes of the "financial expert" will have been acquired through any one or more of the following ways:
o education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of a similar function
o experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
o experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements
o other relevant experience
o an understanding of internal controls and procedures for financial reporting
o an understanding of audit committee functions.

The Company designated John F. Arbouw MAICD as its "financial expert" on the Audit Committee in that Mr Arbouw fulfils some but not all of the criteria set out in Section 407. Mr Arbouw has experience as a managing director and chief financial officer of a communications company and has been a financial journalist and financial commentator. He is an advisor to several companies on corporate strategy and on a cumulative basis has gained experience and understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. As well, Mr Arbouw has:

o an understanding of generally accepted accounting principles and financial statements
o the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves
o an understanding of internal controls and procedures for financial reporting.

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

ITEM 16C.
Principal Accountant Fees and Services
The aggregate fees billed for the last two fiscal years for professional services rendered by the Company's auditors are as follows:

                                            2003             2002
Audit fees                                A$85,607         A$88,019
Other services                            A$13,365         A$17,540
                                         ---------------------------
                                          A$98,972        A$105,559
                                         ---------------------------

ITEM 16D.
Exemption from the Listing Standards for Audit Committees
Not Applicable.

ITEM 16E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
PART III

ITEM 17. FINANCIAL STATEMENTS


                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                           Page Number


Auditor's Report                                               F-

Statement of Financial Performance                             F-
Statement of Financial Position as at 31 December 2002         F-

Statement of Cash Flows                                        F-

Notes to and forming part of the Financial Statements         F--F-

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We have audited the accompanying Statement of Financial Position of CityView Corporation Limited as of December 31, 2003 and 2002 and the related statements of financial performance and cash flows for each of the three years in the period ended December 31 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31 2003 in conformity with Australia generally accepted accounting principles.

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 from Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploitation or possible sale of the underlying areas of interest.


Illegible Signature


BDO
Chartered Accountants
Perth, Western Australia

Dated 25th day of June 2004

                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                          Consolidated Entity                        Parent Entity
                                                31-Dec-03       31-Dec-02       31 Dec 01        31-Dec-03     31-Dec-02
                                         NOTE       $               $                                $             $

Revenues from ordinary activities          2       24,629         595,007          229,087          24,629      595,007

Administration Expenses                          (129,856)       (235,146)        (463,967)       (129,856)    (235,146)

Employee wages and benefits expense               (92,272)       (150,088)        (185,558)        (92,272)    (150,088)

Consulting/Legal Expenses                        (625,806)       (607,251)      (2,615,539)       (625,806)    (607,251)

Depreciation and amortisation expense              (6,995)         (7,050)          (5,226)         (6,995)      (7,050)

Occupancy Expenses                                (62,848)        (68,272)         (29,446)        (62,848)     (68,272)

Brokerage and Advisory Fees                          -               -            (549,638)           -            -

Provision for doubtful debts                         -         (3,000,000)            -               -      (8,384,170)

Provision for write-down of investments              -         (5,384,170)            -               -            -

Investment loss                                      -           (408,811)        (487,329)           -        (257,234)

Other expenses from ordinary activities          (182,855)        (37,659)         (57,671)       (182,855)     (37,660)

Loss from ordinary activities before
income tax expense                         3   (1,076,003)     (9,303,440)      (4,165,287)     (1,076,003)  (9,151,864)

Income tax expense                                   -               -                -               -            -

Loss from ordinary activities after
related income tax expense                     (1,076,003)     (9,303,440)      (4,165,287)     (1,076,003)  (9,151,864)

                                               ----------------------------------------------------------------------------
Net loss attributable to members of the
parent entity                                  (1,076,003)     (9,303,440)      (4,165,287)     (1,076,003)  (9,151,864)
                                               -----------------------------------------------------------------------------


Basic loss per share (cents per share)     17      (1.53c)        (13.67c)           (8.07)
Where diluted earnings per share are not
diluted, they are not disclosed.

The accompanying notes form part of these financial statements.






                         STATEMENT OF FINANCIAL POSITION
                             AS AT 31 DECEMBER 2003

                                                   Consolidated Entity                   Parent Entity
                                                31-Dec-03        31-Dec-02         31-Dec-03       31-Dec-02
                                         NOTE       $                $                  $               $

CURRENT ASSETS
Cash                                       8      658,943       1,499,508            658,935       1,499,500
Receivables                                9        6,352          23,612              6,352          23,612
                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                              665,295       1,523,120            665,287       1,523,112
                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                10   7,952,187       7,952,187          7,952,187       7,952,187
Investments                                11        -               -                    10              10
Equipment                                  12       7,658           7,907              7,658           7,907
Acquisition, exploration and development   13           2               2               -               -
                                               --------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                        7,959,847       7,960,096          7,959,855       7,960,104
                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                    8,625,142       9,483,216          8,625,142       9,483,216
                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Payables                                   14     300,804          84,415            300,804          84,415
                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                         300,804          84,415            300,804          84,415
                                               ---------------------------------   --------------------------------

NON CURRENT LIABILITIES
Provisions                                 15      14,400          12,860             14,400          12,860
                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT LIABILITIES                      14,400          12,860             14,400          12,860
                                               ---------------------------------   --------------------------------
TOTAL LIABILITIES                                 315,204          97,275            315,204          97,275
                                               ---------------------------------   --------------------------------

                                               ---------------------------------   --------------------------------
NET ASSETS                                      8,309,938       9,385,941          8,309,938       9,385,941
                                               =================================   ================================

EQUITY

Contributed equity                     16(a)   57,235,996      57,235,996         57,235,996      57,235,996
Accumulated losses                     16(e)  (48,926,058)    (47,850,055)       (48,926,058)    (47,850,055)
                                               ---------------------------------   --------------------------------
TOTAL EQUITY                                    8,309,938       9,385,941          8,309,938       9,385,941
                                               =================================   ================================


The accompanying notes form part of these financial statements.
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)            9,385,941      15,749,381          9,385,941      15,597,805






                          CITYVIEW CORPORATION LIMITED

                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                          Consolidated Entity                        Parent Entity
                                                31-Dec-03       31-Dec-02       31 Dec 01        31-Dec-03     31-Dec-02
                                         NOTE       $               $                                $             $

Cash Flows From Operating Activities
Interest received                                  41,888         260,117          211,251          41,888      260,117
Interest & other costs of finance paid               -               -            (549,638)
Payments to suppliers and employees              (875,707)     (1,373,789)      (3,540,452)       (875,707)  (1,071,112)
                                               ----------------------------------------------------------------------------
Net cash provided/(used) by operating
 activities
                                        20(c)    (833,819)     (1,113,672)       3,878,839        (833,819)      (810,995)
                                               ---------------------------------------------------------------------------

Cash flows from investing activities
Loan to Sands Solution Group Pty Ltd                 -               -             500,000
Sale of shares in listed corporations                -            335,467             -               -           335,467
Payment for investment in listed
 corporation                                         -               -            (163,911)
Payment for acquisitions                             -           (764,170)        (155,651)           -              -
Advance to controlled entities                       -               -                -               -        (1,021,397)
Payment for property, plant & equipment            (6,746)           -                -             (6,746)          -
                                               ----------------------------------------------------------------------------
Net cash provided/(used) by investing
 activities                                        (6,746)       (428,703)        (819,562)         (6,746)      (685,930)
                                               ----------------------------------------------------------------------------
Cash from financing activities
Proceeds from the issue of shares                    -          2,940,000        3,977,725             -        2,940,000
                                               ----------------------------------------------------------------------------
Net cash provided/(used) by financing
 activities                                          -          2,940,000        3,977,725             -        2,940,000
                                               ----------------------------------------------------------------------------
Net increase/(decrease) in cash                  (840,565)     (1,397,625)        (720,696)        (840,565)    1,443,075
Cash at the beginning of the financial
 year                                           1,499,508         101,883          822,559        1,499,500        56,425
                                               ----------------------------------------------------------------------------
Cash at the end of the financial year   20(a)     658,943       1,499,508          101,883          658,935     1,499,500
                                               ----------------------------------------------------------------------------



The accompanying notes form part of these financial statements.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


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

(d)      Acquisition, Exploration and Development Expenditure
The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country. While the share of revenue from shareable oil and gas from the operations in Indonesia will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

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

The Company operates an Employee Share Plan, no shares or options were outstanding as at the 31 December 2003 under the plan.

                                               Consolidated Entity                  Parent Entity
                                           31-Dec-03        31-Dec-02          31-Dec-03      31-Dec-02
                                           --------------------------          ------------------------
      Number of employees at year end          1                1                  1              1

The Company also uses the services of several consultants and contractors on an as needs basis.

(l)      Cash
For the purpose of the statement of cash flows, cash includes:
- Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- Investments in money market instruments with less than 14 days to maturity.

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

(o)      Going Concern
The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003


                                                          Consolidated Entity                        Parent Entity
                                                31-Dec-03       31-Dec-02       31 Dec 01        31-Dec-03     31-Dec-02
                                                    $               $               $                $             $
2.  Revenue
Revenue - Investing activities
Proceeds from sale of shares in listed
 corporations                                       -            335,467            -                -          335,467
Revenue - from Outside Operating activities
Interest received on loan to Sands Solutions        -            192,166         216,522             -          192,166
Interest received - other parties                 24,629          67,374          12,565           24,629        67,374
                                              ------------- --------------  -------------- ---------------- ---------------
Total Revenue                                     24,629         595,007         229,087           24,629       595,007

                                              ------------- --------------  -------------- ---------------- ---------------

3. Loss from ordinary activities
Loss from ordinary activities before
 income tax has been determined after:
Expenses
General and administrative expenses              467,831         457,678            -             467,831       457,678
Depreciation                                       6,995           7,050           5,226            6,995         7,050
Marketing services                                  -             33,487       1,579,107             -           33,487
Consultants/Legal Services                       625,806         607,251            -             625,806       607,251
Investment Loss                                     -            408,811         714,410             -          257,234
Provision for doubtful debts                        -          3,000,000            -                -        8,384,170
Provision for write-down of investments             -          5,384,170            -                -             -
                                              ------------- --------------  -------------- ---------------- ---------------
Total expenses                                 1,100,632       9,898,447       4,394,374        1,100,632     9,746,871
                                              ------------- --------------  -------------- ---------------- ---------------
Net Income (Loss)                             (1,076,003)     (9,303,440)     (4,165,287)      (1,076,003)   (9,151,864)
                                              ------------- --------------  -------------- ---------------- ---------------

4.  Income Tax
(a) The prima facie income tax benefit on
loss from ordinary activities before
income tax reconciles to the income tax
benefit in the financial statements as
follows:
Loss from ordinary activities before
 income Tax                                   (1,076,003)     (9,303,440)     (4,165,287)      (1,076,003)   (9,151,863)
                                              ------------- --------------  -------------- ---------------- ---------------
Income tax expenses/(benefit) calculated at
30% of loss from ordinary activities before
income tax for year ended December 31 2003      (322,801)     (2,791,032)     (1,249,586)        (322,801)   (2,745,559)
Permanent differences                             49,959          68,794         974,333           49,959        23,321
Timing differences and tax losses not brought
to account as future income tax benefits           2,966       2,520,648         275,253            2,966     2,520,648
Current Year Tax loss not recognised             269,876         201,590            -             269,876       201,590
                                              ------------- --------------  -------------- ---------------- ---------------
Income tax expense                                  -               -               -                -             -
                                              ------------- --------------  -------------- ---------------- ---------------
(b) Future income tax benefits not brought
to account as assets                           3,896,798       3,626,922       3,425,331        3,896,798     3,626,922
                                               3,896,798       3,626,922       3,425,331        3,896,798     3,626,922
                                              ------------- --------------  -------------- ---------------- ---------------

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

CityView Corporation Limited and its wholly owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax sharing agreement but details of this agreement are yet to be finalised.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 31 December 2003.

5.       Directors' Remuneration

The directors of the Company who held office during the Financial year ended 31 December 2003 were:

Y M Jumabhoy (Resigned 5 March 2004)
A I Saddique                                                 B Y Ee
R M Goh                                                      Md N Ramli
Thinagaran                                                   J F Arbouw

                                                         Consolidated Entity                          Parent Entity
                                                31-Dec-03    31-Dec 02     31 Dec 01     31-Dec-03      31-Dec-02      31 Dec 01
                                                    $            $             $             $              $              $
The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors of
the Company, directly or indirectly, by the                                                61,589        259,004        564,023
Company or by any related party.

The aggregate of income paid or payable, or
otherwise made available, in respect
of the financial year, to all directors of
each entity in the consolidated
entity, directly or indirectly, by the
entities in which they                            61,589      259,004       564,023
are directors or by any related party.

The number of directors of the Company whose
total income falls within each
successive $10,000 band of income:
                                                         Consolidated Entity                          Parent Entity
                                                31-Dec-03    31-Dec 02     31 Dec 01     31-Dec-03      31-Dec-02      31 Dec 01
                                                 Number        Number                      Number        Number
Nil                                                 6            7             1             6              7              1
$20,000 - $29,999                                   -            -             1                                           1
$30,000 - $39,999                                   -            -             1                                           1
$50,000 -  $   59,999                               -            1             -             -              1              -
$60,000 -  $    69,999                              1            -             -             1              -              -
$70,000 -  $   79,999                               -            1             -             -              1              -
$100,000 - $109,999                                 -            -             1                                           1
$120,000 - $129,999                                 -            1             1             -              1              1
$250,000 - $259,999                                 -            -             1                                           1

All of the executives of the Company were also its directors during the financial year.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

6.       Employee Share Plan
There are no shares or options outstanding at 31 December 2003 under the Employee Share Plan.

                                                          Consolidated Entity                  Parent Entity
                                                      31-Dec-03        31-Dec-02          31-Dec-03       31-Dec-02
                                                          $                $                  $               $
7. Remuneration of Auditors Amounts received,
or due and receivable from the
Company and any related organisation for:
Auditing the financial statements                       85,607           88,019             85,607          88,019
Other services                                          13,365           17,540             13,365          17,540
                                                     ---------------------------          --------------------------
                                                        98,972          105,559             98,972         105,559
                                                     ---------------------------          --------------------------
8.    Cash
Cash on hand                                               500              500                500             500

Cash at bank                                           658,443        1,499,008            658,435       1,499,000
                                                     ---------------------------          --------------------------
                                                       658,943        1,499,508            658,935       1,499,500
                                                     ---------------------------          --------------------------
9.    Current Receivables
Other debtors                                             -              17,26                -             17,260
Deposits                                                 6,352            6,352              6,352           6,352
                                                     ---------------------------          --------------------------
                                                         6,352           23,612              6,352          23,612
                                                     ---------------------------          --------------------------

10.   Non Current Receivables
Loans to controlled entities - at cost                    -                -             5,384,170       5,384,170
Provision for doubtful debt - at cost                     -                -            (5,384,170)     (5,384,170)
Loan to Sands Solutions - at cost                    3,000,000        3,000,000          3,000,000       3,000,000
Provision for doubtful debt - at cost               (3,000,000)      (3,000,000)        (3,000,000)     (3,000,000)
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                  7,952,187        7,952,187          7,952,187       7,952,187
                                                     ---------------------------          --------------------------
                                                     7,952,187        7,952,187          7,952,187       7,952,187
                                                     ---------------------------          --------------------------

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

                                                               Consolidated Entity              Parent Entity
                                                                  31-Dec-03        31-Dec-02          31-Dec-03       31-Dec-02
                                                                      $                $                  $               $
11.      Non-Current Investments
        In controlled entities - at cost
CityView Asia Pty Ltd                                                 -                -                 10              10
                                                               ---------------------------------   --------------------------------
Total Non-Current Investments                                         -                -                 10              10
                                                               ---------------------------------   --------------------------------

12.   Equipment
Equipment at cost                                                   29,113           22,367             29,113          22,367
Less accumulated depreciation                                      (21,455)         (14,460)           (21,455)        (14,460)
                                                               ---------------------------------   --------------------------------
                                                                     7,658            7,907              7,658           7,907
                                                               ---------------------------------   --------------------------------

Balance at the beginning of year                                     7,907           10,177              7,907          10,177
Additions                                                            6,746            4,780              6,746           4,780
Depreciation expense                                                (6,995)          (7,050)            (6,995)         (7,050)
                                                               ---------------------------------   --------------------------------
Carrying amount at year end                                          7,658            7,907              7,658           7,907
                                                               ---------------------------------   --------------------------------

13. Acquisition, Exploration and Development Acquisition
costs and exploration and development expenditure carried
forward in respect of areas of interest - at cost                5,384,172        5,384,172               -               -
Provision for write-down of investments                         (5,384,170)      (5,384,170)              -               -
                                                               ---------------------------------   --------------------------------
                                                                         2                2               -               -
                                                               ---------------------------------   --------------------------------

As mentioned in Note 10, the Board of Directors have raised a provision for write-down of investments totalling $5,384,170.00 comprising of two assets -
Block SC41 Philippines $4,620,000.00 and its interest in ASAB Oil $764,170.00

14.   Current Payables
Unsecured:
Trade creditors                                                    239,867           13,697            239,867          13,697
Accrued expenses                                                    60,937           70,718             60,937          70,718
                                                               ---------------------------------   --------------------------------
                                                                   300,804           84,415            300,804          84,415
                                                               ---------------------------------   --------------------------------

15.   Non Current Payables
Long Service Leave                                                  14,400           12,860             14,400          12,860
                                                               ---------------------------------   --------------------------------
                                                                    14,400           12,860             14,400          12,860
                                                               ---------------------------------   --------------------------------

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

16.   Equity
(a)      Contributed equity
         There were no shares issued by the company during the year ended 31 December 2003.


Ordinary fully paid shares at 31 December 2002      70,161,616        57,235,996
                                                    ----------        ----------
Ordinary fully paid shares at 31 December 2003      70,161,616        57,235,996

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b) Options:
         As at 31 December 2003 there were no options on issue.

(c) Dividends:
         The Directors declared no dividend during the reporting period.

(d)      Franking credits
          The Company retains no franking credits for the year ended 31 December 2003 and the year ended 31 December 2002.

(e)      Accumulated losses

                                                Consolidated Entity                  Parent Entity
                                             31-Dec-03        31-Dec-02         31-Dec-03       31-Dec-02
                                                 $                $                 $               $
Accumulated losses at the beginning
of the financial year                        47,850,055       38,546,615        47,850,055      38,698,191
Net loss attributable to the members
of the parent entity                          1,076,003        9,303,440         1,076,003       9,151,864
                                            --------------------------------- ---------------------------------
Accumulated losses at the end of this
financial year                               48,926,058       47,850,055        48,926,058      47,850,055
                                            --------------------------------- ---------------------------------


17.  Earnings per share                      31-Dec-03        31-Dec-02         31-Dec-01
Basic loss per share (cents per share)        (1.53c)          (13.67c)          (0.08c)
The weighted average number of ordinary
shares on issue used in the calculation of
basic earnings per                          70,161,616        68,044,904        51,579,570

Diluted earnings per share are not
 disclosed, as they are not diluted.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003 o
18.  Financial Reporting by Segments
(a)  Primary Segments

                                       Investments                        Exploration                       Consolidated
                                 31 Dec 03        31 Dec 02         31 Dec 03        31 Dec 02           31 Dec 03      31 Dec 02
                                     $                $                 $                $                   $              $
Revenue outside the
consolidated entity                24,629          595,007              -                -                 24,629        595,007
                                ------------- ------------------ ---------------- ---------------- --- -------------- --------------
Segment profit/(loss) after
income tax                       (896,949)      (9,303,440)         (179,054)            -             (1,076,003)    (9,303,440)
                                ------------- ------------------ ---------------- ---------------- --- -------------- --------------
Segment assets                     14,010           31,519         8,611,132        9,451,697          8,625,142       9,483,216
Segment Liability                 315,204           97,275              -                -               315,204          97,275
Depreciation/amortisation          (6,995)          (7,050)             -                                 (6,995)         (7,050)

The major products and services
covered by those segments are:
Investments from general
financing and corporate
activities Exploration of
oil and gas interests

(b)   Secondary Segments
                                                          Indonesia                                           Australia
                                      31 Dec 03           31 Dec 02                              31 Dec 03         31 Dec 02
                                          $                   $                                      $                 $
Revenue outside the
consolidated entity                       -                   -                                    24,629          595,007
Segment profit/ (loss) after
income tax                            (179,054)               -                                  (896,949)      (9,151,864)
Segment Assets                       7,952,187           7,952,187                                672,955        1,531,029
Segment Liability                         -                   -                                   315,204           97,275
Depreciation/amortisation                 -                   -                                    (6,995)            -

                                                    United Kingdom                                        Consolidated
                                      31 Dec 03           31 Dec 02                              31 Dec 03         31 Dec 02
                                          $                   $                                      $                 $
Revenue outside the
consolidated entity                       -                   -                                    24,629           595,007
Segment profit/ (loss) after
income tax                                -               (151,576)                            (1,076,003)       (9,303,440)
Segment Assets                            -                   -                                 8,625,142         9,483,216
Segment Liability                         -                   -                                   315,204            97,275
Depreciation/amortisation                 -                   -                                    (6,995)             -
The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.

19.  Particulars Relating to All Entities
                                                       Country of        Type of         Principal        Ownership interest
                                                      Incorporation    Shares Held       Activity
Parent entity                                                                                              2003          2002
                                                                                                           ----          ----
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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

                                                              Consolidated Entity               Parent Entity

                                                   31-Dec-03     31-Dec-02        31 Dec 01           31-Dec-03       31-Dec 02
20.  Notes to Statement of Cash Flow                  $              $                $                   $               $
(a)  Reconciliation of cash
Cash at the end of the financial year as shown
in the statement of cash flows is reconciled to
the related items in the balance sheet as
follows:
Borrowings                                            -                -                -                  -                -
Cash                                               658,943        1,499,508          101,883            658,935        1,499,500
                                                 -----------------------------------------------------------------------------------
                                                   658,943        1,499,508          101,883            658,935        1,499,500
                                                 -----------------------------------------------------------------------------------
(b) Business disposed of                              -                -                -                  -                -

(c) Reconciliation of loss from ordinary
activities after tax to net cash
provided by/(used by) operating activities
Loss from ordinary activities                   (1,076,003)      (9,303,440)       4,165,287         (1,076,003)      (9,151,864)
Less non cash operating items:
Depreciation                                         6,995            7,050            5,226              6,995            7,050
Issue of shares in lieu of payment to
suppliers and employees                               -                -             762,743                  -             -
Write-downs to recoverable amount of investment       -           5,043,923          701,300                  -          681,156
Change in assets and liabilities net of the
effect of purchase and disposal of controlled
entities:
(Increase)/decrease in receivables                  17,260        3,149,875         (920,025)             17,260       7,614,224
(Decrease)/increase in payables                    217,929          (11,080)        (262,796)            217,929          38,439
                                                 -----------------------------------------------------------------------------------
Net cash provided/(used) by operating activities  (833,819)      (1,113,672)      (3,878 ,839)          (833,819)        (810,995)
                                                 -----------------------------------------------------------------------------------

(d) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

21. Related Party Disclosures
Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)      Directors
The following persons held the position of director of the Company during the financial year ended 31 December 2003:

Y M Jumabhoy                                                      B Y Ee
A I Saddique                                                      Md N Ramli
R Goh                                                             J F Arbouw
Thinagaran

The remuneration of directors is disclosed in Note 5 to the financial statements.
(b)      Interests of directors
As at 31 December 2003 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:

                               31 December 03              31 December 02
    Shares                        16,030,425                  14,790,942
    Options                           Nil                         Nil

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

(c)  Transactions with directors and related entities

(i) Mr Y M Jumabhoy is the proprietor of YMJ Consultancy. The Company entered into a contract with YMJ Consultancy dated 1 June 2002 for the provision of services relating to the Company's major shareholders based in Singapore and Malaysia and overseeing the Company's general operations in South East Asia. This contract was terminated by mutual agreement in November 2003.

(d)  Interests in director-related entities
     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)  Equity interests in controlled entities
     As disclosed in Note 19 the Company has the entire ownership of CityView Asia Pty Ltd., which is its only controlled entity.

(f)  Transactions within the group

   The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Corporation Limited has raised a provision for doubtful debt of the Company's interest free operating loan to CityView Asia Pty Ltd.

   In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 19).

22.      Commitments for Expenditure
  The cost of any work to the Madura and Simenggaris blocks will be met by the Company in proportion to its equity interests.

      There are no other commitments for expenditure.

23.  Subsequent Events
      On 5 March 2004, the Board accepted the resignation of Mr Jumabhoy, who, for personal reasons resigned as Director/Chairman of the Company.

      There are no other subsequent events.
24.    Financial Instruments
(a)    Significant Accounting Policies
       Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

----------------------------------------------------- ---------------------------------------- --------------------------------
                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                              Interest     Interest      1 Year        Years        5 years        Bearing
           2003                rate %         $            $             $             $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                           5.06%          -            658,943       -             -              -                658,943
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                      -            -            -             -             -                 6,352           6,352
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                         -            -            -             -             -               315,204         315,204
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
----------------------------------------------------- ---------------------------------------- --------------------------------



                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                              Interest     Interest      1 Year          $          5 years        Bearing
           2002                rate %         $            $                           $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                           4.69%          -          1,499,508       -             -              -              1,499,508
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                      -            -            -             -             -                23,612          23,612
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------

--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                         -            -            -             -             -                97,275          97,275
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------

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

(a)      Marketable Securities

 Investments (or Marketable Securities) are valued at the lower of cost and recoverable amount (often equated to market value). Any such write-down is adjusted through the profit and loss account. For US GAAP purposes, securities are separated into portfolios of "Trading", "Available for Sale" and "Held to Maturity". The amounts recorded as current investments represent these which would be classified as "Available for Sale" under US GAAP. Available for Sale are accounted for at market value, with movement adjusted through shareholders' equity. An "other than temporary" decline in the market value of investments has been recognized as impairments and recorded in the profit and loss account. Realized profits and losses are reversed and adjusted to the profit and loss account.

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

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 1999, 31 December 2000, 31 December 2001, 31 December 2002 and 31 December 2003 and therefore no reconciliation adjustment is required.

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

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2001, 31 December 20020 and 31 December 2003 and therefore no reconciliation adjustment is required.

(g)      New Accounting Standards

The effect of the application of the following recent pronouncements is considered below. Their application will not have a material effect on the Australian/US GAAP reconciliations detailed in this note.

SFAS 146   Accounting for Costs Associated with Exit or Disposal Activities
This statement requires companies to recognize costs associated with exit or disposal activities, other than SFAS 143 costs, when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of these costs are lease termination costs, employee severance costs associated with restructuring, discontinued operation, plant closing or other exit or disposal activity. This statement is effective after 15 December 2002.

SFAS 147 Acquisitions of Certain Financial Institutions - an amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9.

This statement makes the acquisition of financial institutions come under the statements 141 and 142 instead of statement 72, 144 and FASB Interpretation No.
9. This statement is applicable for acquisition on or after 1 October 2002.

SFAS 148    Accounting for Stock-Based Compensation - Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149    Amendment of Statement 133 on Derivative Instruments and Hedging
Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150    Financial Instruments with Characteristics of both Liabilities and
Equity

This statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003.

Interpretation No. 46 (FIN 46)

Effective 31 January 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of an continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities and does not expect to do so in the foreseeable future.

 The adoption of these new Statements is not expected to have a material effect on the Company's current financial position, results or operations or cash flows.

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


(h)      Employee Stock Purchase Plan

The Company has one stock-based compensation plan. The Company applies Australian GAAP and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. For the years ended 31 December 1002, 2002 and 2003 no stock based compensation has been made.

Reconciliation Adjustments
The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2002, 2002 and 2001 using the US GAAP basis of accounting for the matters outlined in items (a) to (h) above.


                                                       31 Dec 03                    31 Dec 02                 31 Dec 01
Reconciliation Adjustments                         US$             A$                  A$                         A$
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) after Tax in accordance
with Australian GAAP                              (702,092)    (1,076,003)            (9,303,440))              (4,165,287)

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                          (381,784)      (509,357)             4,620,002*                     -

-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) after tax in accordance
with US GAAP                                    (1,083,876)    (1,585,390)            (4,683,438)              (4,165,287)
                                              -------------- -------------- ----------------------- -- ---------------------
* Previously already written off for US GAAP purposes.

Earnings (loss) per share after tax in accordance    (.015)         (.026)                  (.07)                    (.08)
 With US GAAP (in cents)



                                                       31 Dec 03                    31 Dec 02                 31 Dec 01
Reconciliation Adjustments                         US$             A$                  A$                         A$
-----------------------------------------------------------------------------------------------------------------------------
Shareholder's equity attributable to member
of the chief entity in accordance with
Australian GAAP                                  6,228,298      8,309,938              9,385,941               15,749,381

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                        (5,960,163)    (7,952,187)            (7,442,800)             (12,062,802)
-----------------------------------------------------------------------------------------------------------------------------
Total shareholder's equity in accordance
with US GAAP                                       268,135        357,751              1,943,141                3,686,579
-----------------------------------------------------------------------------------------------------------------------------

================

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

None

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                          CITYVIEW CORPORATION LIMITED










THINAGARAN
Director

Dated: June 25, 2004

CERTIFICATIONS

I, Ee Beng Yew,  the Chief Executive Officer certify that:


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

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as at the end of the period prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

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




Date: June 25, 2004

                                By:___________________________________________
                                   Ee Beng Yew
                                   Chief Executive Officer


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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as at the end of the period prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date: June 25, 2004

                                By:___________________________________________
                                   Ee Beng Yew
                                   Chief Financial Officer

                                  Exhibit 99.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of CityView Corporation Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I,Ee Beng Yew, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.






Ee Beng Yew
June 25, 2004

                                  Exhibit 99.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of CityView Corporation Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ee Beng Yew, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.







Ee Beng Yew
June 25, 2004