Form 20-F
period 2004-12-31
CITYVIEW CORP LTD /NEW/
filed 2005-07-06
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the calendar year ended December 31, 2004
OR
     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to
     ________________


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

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                              80,661,616 ordinary shares as at December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

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

Yes     No      Not Applicable

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated from as it appeared in the Annual Report for the year ended December 31, 2004 as filed with Australian Stock Exchange Limited on March 30, 2005.

Directors
Yusufali M Jumabhoy        Chairman                  Resigned March 5, 2004
A I Saddique               Chairman
Ee Beng Yew                Chief Executive
Goh Yong Kheng             Director
Md Nazri Ramli             Director                  Resigned June 13, 2005
Thinagaran                 Director
John F Arbouw              Director
Robert Elliott             Director

Company Secretary
John F Arbouw

Registered Office
1st Floor
17 Ord Street, West Perth, Western Australia    6005

Principal Place of Business
Level 9,
28 The Esplanade
Perth         Western Australia   6000
Telephone:  (61-8) 9226 4788
Facsimile:  (61-8) 9266 4799
Email:      info@cityviewcorp.com
Web:        www.cityviewcorp.com

Auditor
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

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia 6005

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.  KEY INFORMATION

A.   Selected Consolidated Financial Data
The selected historical data presented below has been derived from the financial statements of the Company, which have been examined by Feldman Sherb and Co., P.C. (hereinafter "Feldman") in their report for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 and by Sherb & Co., LLP (hereinafter "Sherb") and BDO Chartered Accountants ("BDO") for year ended December 31, 2003 and 2004. With respect to Sherb, be advised that Feldman, a professional corporation of certified public accountants was the independent accounting firm for the Company for the years indicated above. The report of Feldman on the 2001 financial statements of Registrant contained no adverse opinion, disclaimer of opinion or modification of the opinion.

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

The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." The Company has not declared a dividend during each of the years ended December 31, 1998 through 2004 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

In  February   2004,the   Board  of  Directors  of  the  Company   approved  the
recommendation that BDO Australia would oversee the annual Audit both in Australia and in the United States.

Sherb and Co has continue to Edgarize the Company's monthly Forms 6K and annual Form 20-F reports.

Statement of Loss and Accumulated Deficit Data:

                                     Year Ended      Year Ended      Year Ended
                                     December 31     December 31     December 31
                                        2002            2003            2004

Amounts in Accordance with
Australian GAAP                         AUD$            AUD$            AUD$
Income Statement Data:

Operating revenues Loss from
Continuing operations (1)            (9,303,440)     (1,076,003)       (688,710)

Per Ordinary Share (dollars) (2)           (.14)           (.02)           (.98)

Balance Sheet Data:
Total Assets                          9,483,216       8,625,142       9,358,801

Shareholder's equity                  9,385,941       8,309,938       8,671,228

Amounts in Accordance with US GAAP
Income Statement Data:
Operating Revenues

Loss from continuing operations      (4,683,438)      1,585,390        (983,119)

Per Ordinary Share (dollars) (2)           (.07)          (.026)          (.012)

Balance Sheet Data:
Total Assets                          2,040,416         672,955       1,112,205

Shareholder's equity                  1,943,141         357,751         424,632


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

Exchange Rates
Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.   Five Most Recent Financial Years

          Period                     High      Low       Period End    Average
----------------------------------  --------  --------  ------------  ---------
12 months to December 31, 2000       0.6685    0.5073        0.5599     0.5828
----------------------------------  --------  --------  ------------  ---------
12 months to December 31, 2001       0.5727    0.4773        0.5115     0.5182
----------------------------------  --------  --------  ------------  ---------
12 months to December 31, 2002       0.6259    0.5049        0.5612     0.5424
----------------------------------  --------  --------  ------------  ---------
12 months to December 31, 2003       0.7493    0.5588        0.7495     0.6525
----------------------------------  --------  --------  ------------  ---------
12 months to December 31, 2004       0.8005    0.6773        0.7801     0.7371
----------------------------------  --------  --------  ------------  ---------

B.   Previous Six Months

          Period                     High      Low       Period End    Average
----------------------------------  --------  --------  ------------  ---------
November 1 to November 30, 2004      0.7946    0.7432        0.7843     0.7721
----------------------------------  --------  --------  ------------  ---------
October 1 to October 31, 2004        0.7529    0.7132        0.7522     0.7341
----------------------------------  --------  --------  ------------  ---------
September 1 to September 30, 2004    0.7193    0.6852        0.7168     0.7014
----------------------------------  --------  --------  ------------  ---------
August 1 to August 31, 2004          0.7262    0.6954        0.6994     0.7116
----------------------------------  --------  --------  ------------  ---------
July 1 to July 31, 2004              0.7347    0.6875        0.7022     0.7164
----------------------------------  --------  --------  ------------  ---------
June 1 to June 30, 2004              0.7174    0.6773        0.6903     0.6953
----------------------------------  --------  --------  ------------  ---------

C.   Latest Practicable Date

At May 30 2005 the Australian dollar expressed in US dollars per AUD$1.00 was $ 0.7620.

[1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

Nature Of Trading Market
The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997.The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on that exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel which delisting was upheld (upon Company appeal) by the NASDAQ Listing and Hearing Review Council on October 25, 2000. On December 29, 2000 the Company's securities were listed for trading on the NASD Electronic Over The Counter Bulletin Board ("OTCBB") and continues to trade on the OTCBB under the symbol CTVWF.

As of May 30, 2005 the Company had 875 holders of record of its Ordinary Shares.

The Company has not paid any dividends since it's inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2005.


     Quarter Ending            High      High      Low       Low      Volume in
                               AUD $     US $     AUD $      US $        000's
---------------------------- --------  --------  --------  --------  -----------
March 2002                     0.29      0.16     0.165     0.077        12,780
---------------------------- --------  --------  --------  --------  -----------
June 30, 2002                  0.285     0.17     0.145     0.08      8,614,416
---------------------------- --------  --------  --------  --------  -----------
September 2002                 0.165     0.08     0.13      0.063     3,945,745
---------------------------- --------  --------  --------  --------  -----------
December 2002                  0.265     0.135    0.12      0.05      9,436,897
---------------------------- --------  --------  --------  --------  -----------
March 31, 2003                 0.22      0.12     0.15      0.08      4,489,765
---------------------------- --------  --------  --------  --------  -----------
June 2003                      0.145     0.080    0.090     0.055     2,229,062
---------------------------- --------  --------  --------  --------  -----------
September 2003                 0.125     0.065    0.092     0.05      2,845,066
---------------------------- --------  --------  --------  --------  -----------
December 2003                  0.12      0.075    0.071     0.04      4,294,403
---------------------------- --------  --------  --------  --------  -----------
March 2004                     0.125     0.11     0.07      0.04      3,766,237
---------------------------- --------  --------  --------  --------  -----------
June 2004                      0.09      0.06     0.057     0.03      3,701,798
---------------------------- --------  --------  --------  --------  -----------
September 2004                 0.10      0.18     0.062     0.04      3,186,213
---------------------------- --------  --------  --------  --------  -----------
December 2004                  0.11      0.07     0.066     0.03      1,989,069
---------------------------- --------  --------  --------  --------  -----------
March 2005                     0.075     0.065    0.043     0.031     4,534,197
---------------------------- --------  --------  --------  --------  -----------

ITEM 3 A (i) COMPANY AUDITORS
BDO Chartered Accountants (through its office in Perth, Western Australia) is the Company's independent auditor in all jurisdictions.

B.   Capitalization And Indebtedness

Not applicable

C.   Reasons For The Offer And Use Of Proceeds

Not applicable

D.   Risk Factors
Risks In Respect of the Company's Energy Portfolio

     1.   Commodity prices and in particular the price of oil and gas;
     2.   Currency exchange rate fluctuations;
     3. The strength of the equity markets at the time of any capital raising by the Company;
     4.   Judicial decisions and legislative amendments;
     5. "Environmental management issues with which the Company may from time to time have to comply;
     6. General economic conditions in Australia and south east Asian countries and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
     7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves and competent management; and
     8.   Political stability of south east Asian countries.

There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is concluded and an economic and feasibility study based upon such work is conducted and concluded. The Company also owned certain gold interests, which were disposed of during 1999.

Recoverability by the Company of Loans To Other Companies.

A.   The "MEDCO" Loans
The loans of AUD$7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is strictly dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

B.   The "SANDS SOLUTION" Loans
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. Independent legal, financial and technical advisors assisted the Due Diligence Committee.

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

The Board has been advised that Allens Arthur Robinson has written to and also carried out interviews with various former directors of CityView on this matter and has reported their findings to the Board. The Board is currently reviewing the said report and will be deciding if legal proceedings should be brought against any person or party in this matter.

See also Item 4, Information on the Company - B2B E - Commerce Investment for information relating to Primeorder AG, which involved Sands Solutions.

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

Risks Associated With Indonesia
There are a number of factors, which could have a material downside effect on any Madura and Simenggaris' future financial performance in Indonesia, or the value of the shares in the Company. These factors include:

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

Under the  standard  terms of  Technical  Assistance  Contracts  and  Production
Sharing Contracts, the contractor has the right during the term thereof to freely lift, dispose of and export 100% of its share of crude oil, and retain abroad the proceeds obtained there from. After 5 years of production the contractor is required to meet its domestic market obligation and sell 25% of its share of production to Pertamina at 15% of the prevailing price.

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

Approval was given at the Company's General Meeting held on December 30,1999 for the Company to allot a 75% interest in Western Madura to Medco in consideration of Medco carrying out and paying for the new work programs. The agreement was signed between CityView and Medco on January 25, 2000. The Company's interest in Western Madura was reduced from 100% to 25% and Western Madura was renamed Medco Madura Pty Ltd. In accordance with the above, Medco submitted to Pertamina for approval a Year 2000 budget of US$3,519,000 for the drilling of three wells on the Sebaya and Karasan prospects at Madura in the second and third quarters. Medco is the operator of the block and required to supervise and pay for the new work programs for development and bringing into production of the fields. On December 24, 2004 the Company announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of AUD$1,108,553.00. CityView now holds a 20% interest in Medco Madura Pty Ltd.

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

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (ie. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity. o o At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that it anticipated testing three zones and possibly a fourth with each test zone expected to take approximately ten days. On January 14, 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired. o o DST 1 was re-perforated on January 17, 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

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

The target depth of 10,200 feet (sub sea) was reached in early July. The operator obtained permission from the relevant authority, BPMIGAS to continue drilling to 11,000 feet. However due to hole problems, the Operator was unable to drill beyond 10,650 and this is the final total depth of the well. Electric logs and mud logs indicated possible gas bearing zones in the drilled Prupuh formation. Probable test intervals have been identified and the Operator has confirmed that it will carry out testing on one zone for now and this testing program is currently being carried out.

The Operator has indicated that it will be carrying out a thorough evaluation of all the wells in this block and will advise CityView on their recommendations shortly. This will include the feasibility of the further testing program on Tambuku and the delineation well in Sebaya. o

2003/2004 Summary of the Madura Block
Four wells in the Madura Block, namely the Pertamina-Medco Madura Pty Ltd Joint Operating Body (JOB) has drilled Sebaya, Karasan, Tambuku and Telaga. With the exception of Karasan, hydrocarbons have been discovered in the wells, however problems were encountered in all of the wells preventing full prospect evaluation. In addition to these discoveries, there was also an undeveloped gas-condensate discovery, Arosbaya, within the Block.

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

The  shareholders  of  the  PSC/JOB  accepted  GCA/JOB's  recommendations.   The
recommendations were also presented to the relevant authorities, BP MIGAS together and a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, was submitted to BP MIGAS and on 11 June 2004, the Company announced that a one-year extension for the relinquishment of the Madura Block from the relevant Indonesian authorities.

In July 2004, a Memorandum of Understanding (MOU) was signed between JOB Pertamina Medco Madura Pty Ltd and PT Pembagkitan Jawa Bali for Pusat Pembangkit Listrik di Madura (Electricity Development Centre in Madura) for the supply of gas for a period of 15 years in relation to power generation on Madura Island. The MOU did not specify prices for the sale of the gas and is contingent on the proving of sufficient resources and production in sufficient volumes over a 15-year period.

Also in July, PT Medco Energi Internasional TBK released the following information to the Indonesian Stock Exchange in relation to Madura:

"MedcoEnergi would supply 20 million cubic feet per day (MMCFD) to the Gas Powered Electricity Plant ("PLTG") installation in Sebaya owned by PJB located in Pamekasan district in East Java, especially in Madura Island.

Gas supply would come from Sebaya Field, Madura Block. The contract valued at USD260 million is planned for a period of 15 years starting in 2006.

Sebaya Field has enough expected gas reserve to supply the Sebaya PLTG. Currently, MedcoEnergi through its JOB Pertamina-Medco Madura Pty Ltd continues to evaluate and explore Sebaya Field in order to expand its contribution to electric power plant in that district."

In September 2004, the Medco Madura-Pertamina JOB prepared the following summary of a prospect montage:

SEBAYA-2
The prospect is a delineation appraisal well. Located at Dusun Sumber Batu, Desa Kadur, Kecamatan Kadur, Kabupaten Pamekasan, Madura Island, East Java. Seismic Line 89 MDR-171/SP.2017.

The primary target of the Sebaya-2 well is to define the western extension of the overall Sebaya prospect by targeting the Tuban sands reservoir, as established from previous drilling and DSTs #1 and #2 in the Sebaya-1 well.

The drilling will also establish the limits of the Tawun sand reservoir as the secondary target. Both reservoirs have been shown from earlier drilling on Sebaya-1 to be gas bearing.

Sebaya-2 will be drilled before the drilling of the Sebaya-3. It will be drilled to a total depth of 5000 feet sub-sea within the Early Miocene Tuban formation.

Hydrocarbon Resources
The Sebaya-2 structure area is expected to contain gas resources of 132.3 BCFG (most likely case) with an upside case estimate of 178.4 BCFG.

The recommendation to drill the well is based on the following analysis:

     1. Sebaya-2 is interpreted to be between approximately 3.5 kms from Sebaya-1. This well has already been shown to contain hydrocarbon potential in the Kertegeneh structure.
     2. Sebaya-2 is expected to have pressure communication with the Sebaya-1 and Kertegeneh wells.
     3. At Sebaya-1 these reservoirs flowed at 1.02 MMSCFGPD and 55 BCPD with 48/64" choke from DST#1 in the Tuban formation. DST#2 swabbed water.
     4.   Two other DSTs in the Tawun formation swabbed water.
     5. The well test chromatographs in these three zones detected a high gas presence and the well logs also suggested gas accumulation.

Geological and Structural Setting
Sebaya-2 is situated in the main fault block of the Sebaya anticline structure on the crest of the Pemaroh anticline in its surface location. The anticline has an East-West direction. The faulted anticlinal trap was formed and affected by tectonic movement during the Plio-Pleistocene.

Sebaya-2 is separated by a down to the south normal fault from the Sebaya-1 well on its targeted horizons. Intra-formational shales of the Tawun and Tabun formations are proven to be a good seal for the trapped hydrocarbons in Sebaya-1 and also the nearby Kertegeneh field. Several other, older Dutch fields, on the northern range of Madura (Tanjung, Mandala, Durbuk) produced hydrocarbons from the shallow Tawun sandstone that is similar to that in the Kertegeneh field.

Sebaya-2 it is estimated will range between 500-600 feet higher than Sebaya-1 on the DST #1 horizon. It will likely be 700 feet higher than Sebaya-1 on the DST #2 horizon.

Stratigraphy
The stratigraphic situation of the Sebaya-2 well can be predicted as follows:
     o Tawun Formation Middle Miocene - Sandstone layers of the Ngrayong member of the Tawun formation -
     o    Tuban Formation Early Miocene - Calcareous sandstone layers

Source Rocks

The thick shale of both the Tuban and Tawun formations are believed to be good source rock for hydrocarbons in the NE Java region. The Tuban formation deposits of Miocence age are typical of fluvial and shallow marine environments, containing abundant terrestrial matter. These sediments are largely gas prone. They are recognised as having less capacity to expel liquids on reaching maturity.

The Tuban source formation is not mature in the Sebaya structure area but rather in the kitchen area that is situated offshore southeast of Madura. The expelled hydrocarbons were migrated laterally out from a kitchen along dip layers, or vertically, through fault planes as the migration pathways to the trap areas.

The source rock from the Kujung shales of Oligocene age were deposited in marine environments with a maturity level ranging from mature-late mature.

Drilling Summary
Sebaya 2 was spudded on 29 November 2004 as a 12 1/4" pilot hole to evaluate formations for gas shows by having a usable hole for effective electric logging if formations looked prospective.

After the 12 1/4" pilot hole, 26" hole was drilled and 20" conductor pipe was set at 248 feet.

This was followed by a 12 1/4" pilot hole to 1411 feet and then 13 3/8" surface casing set at 1348 feet after it became stuck while running (due to bit darting and thick wall cake).

After drilling out the shoe, a 12 1/4" hole was drilled to 3910 feet. Once the 12 1/4" hole was conditioned, electric logs were run successfully to bottom and 9 5/8" casing was cemented at 3890 feet.

The 9 5/8" casing was then drilled out. New hole was drilled to 6500 feet in one bit run. The hole was logged and a 7" liner set from 3657 to 6150 feet with cement plug at 6115 feet by 10 February 2005.

After analysis of the logs it was decided to run MDTs as well as CSTs on various levels - these determined that the formations were relatively tight and unlikely to flow adequately without stimulation and fracturing.

Based on mud logs, wireline logs data and petrophysic/log analysis, the JOB proposed is necessary, to run Drill Stem Test and Fracturing Job on Sebaya-2 well at two zones.

Drill Stem Testing was carried out. The Operator confirmed that both DSTs were unsuccessful despite extensive fracturing being carried out for DST 2 and has recommended that the well be suspended pending a full technical evaluation.

In March 2005, the Operator requested the authorities for an extension of time and subject to the extension of time being granted, the Operator has proposed to drill another well at Sebaya #3 as delineation well in relation to Sebaya #1 solely.

Sale of One Fifth of Medco Madura Pty Ltd
On 24 December 2004 the Company announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of AUD$1,108,553.00 to raise working capital. CityView now holds a 20% interest in Medco Madura Pty Ltd.

Prospects
Market
In July 2004, a Memorandum of Understanding (MOU) was signed between JOB Pertamina Medco Madura Pty Ltd and PT Pembagkitan Jawa Bali for Pusat Pembangkit Listrik di Madura (Electricity Development Centre in Madura) for the supply of gas for a period of 15 years in relation to power generation on Madura Island. The MOU did not specify prices for the sale of the gas and is contingent on the proving of sufficient resources and production in sufficient volumes over a 15-year period.

B.   Simenggaris Block Onshore North East Borneo
On September 28, 1997 the President Director of Pertamina signed the authorization for CityView's then 100% owned subsidiary Western Simenggaris Pty Ltd ("Western Simenggaris") to commence operations on the Simenggaris Block prior to the formal signing of the PSC-JOB agreement. The signing of the Contract took place on February 24, 1998 awarding the 2734km(2) Simenggaris Block to Western Simenggaris.

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

History
The Simenggaris Block is adjacent to some of the earliest oil production in Indonesia with exploration dating back to the 1890's. Exploration was limited on the block until the late 1960's when Japex, ARCO, Deminex and Pertamina held portions of the block in succession. Several generations of seismic data were acquired and 15 wells were drilled within the Block leading to four discoveries:
Sembakung oil field, Bangkudulis oil field, Sesayap-1 and S.Sembakung-The former two are producing fields excluded from the Contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the Contract area.

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

A petroleum system study was commissioned and carried out by the Faculty of Earth Sciences and Mineral Technology of the Institute Technology Bandung, Indonesia with support from the Indonesian Petroleum Geosciences Study Centre. Based on the said study, the Operator has proposed to drill two wells, namely Sesayap B and South Sembakung #2 in 2005.

o In accordance with the terms of the Production Sharing Contract, 25% of the Block was relinquished to the Indonesian Authorities in the year 2004. The relinquished areas did not include any of the suspended discoveries or prospects in the Block.

Prospects  - Market

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

The Simenggaris block was programmed to drill a further two wells in 2004. The proposed wells were "Bangku Besar" and a second well, the location of which had yet to be determined. However, due to the unavailability of suitable rigs, it was not possible to carry out any drilling in 2004 and the Operator has therefore deferred the drilling of the 2 wells to 2005.

A Petroleum System Study was carried out on the Simenggaris Block and CityView has been advised that, as a result of the said study, the 2 wells to be drilled in 2005 will be Sesayap B and South Sembakung. Prospect montages for these 2 wells are being prepared.

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

It was advised that in order to avoid potential conflicts the independent directors represented CityView in dealings with Sands Solutions while Paul William Keogh, one of its directors, primarily represented Sands Solutions.

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

The Board has been advised that Allens Arthur Robinson has written to and also carried out interviews with various former directors of CityView on this matter and has reported their findings to the Board. The Board is currently reviewing the said report and will be deciding if legal proceedings should be brought against any person or party in this matter.

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

D.   Property, Plant And Equipment

Particulars Of Oil Leases - Madura (Medco Madura Pty Ltd) And Simenggaris (Medco Simenggaris Pty Ltd) On 24 December 2004 the Company announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of AUD$1,108,553.00 to raise working capital. CityView now holds a 20% interest in Medco Madura Pty Ltd.

The Company's wholly owned subsidiary CityView Asia Pty Ltd now owns 20% of Medco Madura Pty Ltd and 25% of Medco Simenggaris Pty Ltd having previously owned (since December 31, 1999) 100% of such companies.

Executive Address
The Company's registered office is located at 17 Ord Street, West Perth, Western Australia 6005. The Company's principal place of business is leased premises at Level 9, 28 The Esplanade, Western Australia, telephone: (61 8) 9226 4788, fax:
(61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating results

The current financial period is for the twelve months ended December 31, 2004. The Company's consolidated financial statements are prepared in accordance with Australian Generally Accepted Accounting Principals ("Australian GAAP"), which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2004, 2003, and 2002 are disclosed in footnote 25 to the financial statements contained herein.

The following discussion references the amounts computed in accordance with Australian GAAP for the results of operations of the Company for the financial periods ended December 31, 2004, 2003 and 2002.

Principal Activities
The principal activities of the Company during the financial year were investments in energy.

Results Of Operations
The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian GAAP. A reconciliation between Australian and US GAAP for the financial periods ended December 31, 2004 2003 and 2002 are disclosed in footnote 25 to the financial statements contained herein.

Year Ended December 31, 2004 Compared To Year Ended December 31, 2003
The net loss of the consolidated entity for the financial year after providing from income tax and eliminating outside equity interests was AUD$688,710 compared to a loss of AUD$1,076,003 for the previous financial year. The decrease in operating loss was due to the fact that there were no further asset write-downs as well as proceeds received from the gain on the sale of one fifth of the Madura field.

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002
The net loss of the consolidated entity for the financial year after providing from income tax and eliminating outside equity interests was AUD$1,076,003 compared to a loss of AUD$9,303,440 for the previous financial year. The decrease in operating loss was due to the fact that there were no further asset write-downs.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$9,303,440 compared to a loss of AUD$4,165,287 for the previous financial year. The increase in operating loss resulted primarily by the increase in the provision for write down of exploration costs of approximately AUD$5,384,170 and the provision for doubtful debts of AUD$3,000,000, i.e., the Sands Solution loan/investment.

Dividends
The directors did not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year or during the previous 5 years.

Review of Operations
Although an extensive description of the operations of the Company is included in the Business overview, which precedes this report, a summary of the pertinent aspects of those operations is contained in this Item 5.

Energy Portfolio

A. Indonesia - Madura Block onshore Madura Island near Surabaya east Java Historical
On 24 December 2004 the Company announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of AUD$1,108,553.00 to raise working capital. CityView now holds a 20% interest in Medco Madura Pty Ltd.

CityView now owns 20% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract Joint Operating Body agreement ("PSC/JOB") with the Indonesian Government for an exploration term of ten years commencing May 15, 1997 and a production term of twenty years. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends, which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco"), which free carried CityView throughout the recent work program. At the end of the free carry period, Medco and the Company will contribute on a pro-rata basis in accordance with the respective 75% and 20% interests with the Company continuing to receive 20% of any profits generated.

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

Madura Block - Madura Island, Indonesia: Karasan #1
The second well drilled by Medco in the Madura Block was Karasan-1, which was drilled to only 4186 feet, as the rig did not have the capacity to reach the deeper zones. Testing of gas flows in the upper zone was inconsequential. Medco has decided that instead of drilling deeper at this location, it will drill a well at nearby Telaga. This well will have a target depth of up to 9000 feet and should provide a better understanding of the deep zone at Karasan.

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

The target depth of 10,200 feet (sub sea) was reached in early July. The operator obtained permission from the relevant authority, BPMIGAS to continue drilling to 11,000 feet. However due to hole problems, the Operator was unable to drill beyond 10,650 and this is the final total depth of the well. Electric logs and mud logs indicated possible gas bearing zones in the drilled Prupuh formation. Probable test intervals have been identified and the Operator has confirmed that it will carry out testing on one zone for now and this testing program is currently being carried out.

The Operator has indicated that it will be carrying out a thorough evaluation of all the wells in this block and will advise CityView on their recommendations shortly. This will include the feasibility of the further testing program on Tambuku and the delineation well in Sebaya.

SEBAYA-2
The prospect is a delineation appraisal well. Located at Dusun Sumber Batu, Desa Kadur, Kecamatan Kadur, Kabupaten Pamekasan, Madura Island, East Java. Seismic Line 89 MDR-171/SP.2017.

The primary target of the Sebaya-2 well is to define the western extension of the overall Sebaya prospect by targeting the Tuban sands reservoir, as established from previous drilling and DSTs #1 and #2 in the Sebaya-1 well.

The drilling will also establish the limits of the Tawun sand reservoir as the secondary target. Both reservoirs have been shown from earlier drilling on Sebaya-1 to be gas bearing.

Sebaya-2 will be drilled before the drilling of the Sebaya-3. It will be drilled to a total depth of 5000 feet sub-sea within the Early Miocene Tuban formation.

Hydrocarbon Resources
The Sebaya-2 structure area is expected to contain gas resources of 132.3 BCFG (most likely case) with an upside case estimate of 178.4 BCFG.

The recommendation to drill the well is based on the following analysis:

     1. Sebaya-2 is interpreted to be between approximately 3.5 kms from Sebaya-1. This well has already been shown to contain hydrocarbon potential in the Kertegeneh structure.
     2. Sebaya-2 is expected to have pressure communication with the Sebaya-1 and Kertegeneh wells.
     3. At Sebaya-1 these reservoirs flowed at 1.02 MMSCFGPD and 55 BCPD with 48/64" choke from DST#1 in the Tuban formation. DST#2 swabbed water.
     4.   Two other DSTs in the Tawun formation swabbed water.
     5. The well test chromatographs in these three zones detected a high gas presence and the well logs also suggested gas accumulation.

Geological and Structural Setting

Sebaya-2 is situated in the main fault block of the Sebaya anticline structure on the crest of the Pemaroh anticline in its surface location. The anticline has an East-West direction. The faulted anticlinal trap was formed and affected by tectonic movement during the Plio-Pleistocene.

Sebaya-2 is separated by a down to the south normal fault from the Sebaya-1 well on its targeted horizons. Intra-formational shales of the Tawun and Tabun formations are proven to be a good seal for the trapped hydrocarbons in Sebaya-1 and also the nearby Kertegeneh field. Several other, older Dutch fields, on the northern range of Madura (Tanjung, Mandala, Durbuk) produced hydrocarbons from the shallow Tawun sandstone that is similar to that in the Kertegeneh field.

Sebaya-2 it is estimated will range between 500-600 feet higher than Sebaya-1 on the DST #1 horizon. It will likely be 700 feet higher than Sebaya-1 on the DST #2 horizon.

Stratigraphy
The stratigraphic situation of the Sebaya-2 well can be predicted as follows:
     o Tawun Formation Middle Miocene - Sandstone layers of the Ngrayong member of the Tawun formation -
     o    Tuban Formation Early Miocene - Calcareous sandstone layers
Source Rocks
The thick shale of both the Tuban and Tawun formations are believed to be good source rock for hydrocarbons in the NE Java region. The Tuban formation deposits of Miocence age are typical of fluvial and shallow marine environments, containing abundant terrestrial matter. These sediments are largely gas prone. They are recognised as having less capacity to expel liquids on reaching maturity.

The Tuban source formation is not mature in the Sebaya structure area but rather in the kitchen area that is situated offshore southeast of Madura. The expelled hydrocarbons were migrated laterally out from a kitchen along dip layers, or vertically, through fault planes as the migration pathways to the trap areas. The source rock from the Kujung shales of Oligocene age were deposited in marine environments with a maturity level ranging from mature-late mature.

Drilling Summary
Sebaya 2 was spudded on 29 November 2004 as a 12 1/4" pilot hole to evaluate formations for gas shows by having a usable hole for effective electric logging if formations looked prospective. After the 12 1/4" pilot hole, 26" hole was drilled and 20" conductor pipe was set at 248 feet.

This was followed by a 12 1/4" pilot hole to 1411 feet and then 13 3/8" surface casing set at 1348 feet after it became stuck while running (due to bit darting and thick wall cake).

After drilling out the shoe, a 12 1/4" hole was drilled to 3910 feet. Once the 12 1/4" hole was conditioned, electric logs were run successfully to bottom and 9 5/8" casing was cemented at 3890 feet.

The 9 5/8" casing was then drilled out. New hole was drilled to 6500 feet in one bit run. The hole was logged and a 7" liner set from 3657 to 6150 feet with cement plug at 6115 feet by 10 February 2005.

After analysis of the logs it was decided to run MDTs as well as CSTs on various levels - these determined that the formations were relatively tight and unlikely to flow adequately without stimulation and fracturing.

Based on mud logs, wireline logs data and petrophysic/log analysis, the JOB proposed is necessary, to run Drill Stem Test and Fracturing Job on Sebaya-2 well at two zones.

Drill Stem Testing was carried out. The Operator confirmed that both DSTs were unsuccessful despite extensive fracturing being carried out for DST 2 and has recommended that the well be suspended pending a full technical evaluation.

In March 2005, the Operator requested the authorities for an extension of time and subject to the extension of time being granted, the Operator has proposed to drill another well at Sebaya #3 as delineation well in relation to Sebaya #1 solely.

On December 24, 2004, CityView announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of A$1,108,553 to raise working capital for CityView's administration, general expenses and exploration commitments.

CityView now holds 20% of the total issued capital of Medco Madura Pty Ltd.

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

Pidawan-1, a strategic well with the lowest probability in comparison to the other prospects on this trend. Upon completion of the drilling of Pidawan-1, Medco plans to drill the more optimum prospects of Sesayap-B and Bangku Besar.

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

      Bangku Besar A1              27 MMBO oil and 127 BCF gas

These estimates were furnished to CityView by the Operating Shareholder and were not verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors to exercise due caution in relying on the same.

The Simenggaris block was programmed to drill a further two wells in 2004. The proposed wells were "Bangku Besar" and a second well, the location of which had yet to be determined. However, due to the unavailability of suitable rigs, it was not possible to carry out any drilling in 2004 and the Operator has therefore deferred the drilling of the 2 wells to 2005. o o A Petroleum System Study was carried out on the Simenggaris Block and CityView has been advised that as a result of the said study, the 2 wells to be drilled in 2005 will be Sesayap B and South Sembakung. Prospect montages for these 2 wells are being prepared.

In accordance with the terms of the Production Sharing Contract, 25% of the Block was relinquished to the Indonesian Authorities in the year 2004. The relinquished areas did not include any of the suspended discoveries or prospects in the Block.

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

Employee Share And Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan, which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before June 30, 2002 at a price of $0.35 and 200,000 options exercisable on or before June 30, 2002 at a price of $0.20 each. All of these options were unexercised and expired on June 30, 2002. No options were issued in 2002, 2003 or 2004.

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

The official government released Indonesian average inflation rates for the seven years beginning 1998 were as follows:

                       1998     1999    2000    2001    2002    2003    2004
Inflation Rates %      77.63%   2.01%   9.35%   9.00%   9.70%   5.06%   6.40%

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

B.   Liquidity and Capital Resources

Year Ended December 31, 2004 compared to Year Ended December 31, 2003
At December 31, 2004, the Company had working capital of AUD$420,738 compared to working capital of AUD$350,091 at December 31, 2003.

Cash flow used in operating activities decreased from AUD$833,819 in the year ended December 31, 2003 to AUD$543,486 in the year ended December 31, 2004. The primary differences for the decrease in funds used were for a reduction in consulting and marketing fees.

Cash flow used for investing increased from AUD$6,746 for the year ended December 31, 2003 to AUD$63,498 in the year ended December 31, 2004. The increase in funds used for investing activities was primarily due to increase in drilling activities.

The Company generated cash flows from financing activities of AUD$1,050,000 in the year ended December 31, 2004 compared to AUD$NIL in the year ended December 31, 2003. Cash flows from financing activities principally comprised the issuance of ordinary shares in the Company by a private placement

Year Ended December 31, 2003 compared to Year Ended December 31, 2002 As at December 31, 2003, the Company had working capital of AUD$350,091 compared to a working capital of AUD$1,425,845 at December 31, 2002.

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

E.   Tabular Disclosures of Contractual Obligations

The cost of any work to the Madura and Simenggaris Blocks (hereto discussed in Items 4 and 5) will be met by the Company in proportion to its equity interests, however, these amounts and the time frame in which they will be required is still uncertain.

F.   Safe Harbor
In accordance with Safe Harbor Provisions referred to in Item 5G as provided for in Section 27A of the Securities Act ("Statutory Safe Harbors") the Company applies same to any forward looking information provided by it in response to
Item 5E and 5F hereof, as well as the Items (4 and 5) referred to in Item 5F except to the extent that same relates to historical facts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors And Senior Management

Name                   Age   Position
A I Saddique           61    Chairman
Ee Beng Yew            51    Chief Executive Officer and Chief Financial Officer
Goh Yong Kheng         58    Director
Md Nazri Ramli         49    Director Resigned June 13, 2005
Thinagaran             42    Director
John F Arbouw          59    Director/Company Secretary
R M Elliott            46    Director Appointed April 20, 2004
Yusufali M Jumabhoy    67    Resigned March 5, 2004

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

Md Nazri Ramli - Director                                 Resigned June 13, 2005
Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian
(SEA) region.

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

John Arbouw - Director and Company Secretary
Mr Arbouw was born in Holland and educated in Canada. He is a member of the Australian Institute of Company Directors (MAICD) and has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 26 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues. o o Robert Maxwell Elliott - Director Appointed April 20, 2004 o Mr Elliott has degrees in both law and commerce and has served as non-executive director on a number of boards. He is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors. Mr Elliott has previously worked for major legal, accounting and financial institutions and has been company secretary and a non-executive director of a number of companies. He is a qualified commercial mediator, a Fellow of the Chartered Institute of Company Secretaries, a member of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.

Yusufali M Jumabhoy  - Director                           Resigned March 5, 2004
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. The resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company's operations, policies or practices, but rather due to personal reasons.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

  Name                     Base fee          Other fees     Incentives
                           $                 $              (Options)
  A I Saddique             Nil               Nil            Nil
  B Y Ee                   Nil               Nil            Nil
  Y K Goh                  Nil               Nil            Nil
  Md N Ramli               Nil               Nil            Nil
  Thinagaran               Nil               Nil            Nil
  J F Arbouw               Nil               Nil            Nil
  R M Elliott              12,000            Nil            Nil
  Y M Jumabhoy             Nil               Nil            Nil

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

D.   Employees
At December 31, 2004 the Company had 1 full time employee at its principal place of business in Australia. Consultants on a per diem basis undertake much of the Company's work.

E.   Share Ownership
See Item 7A Major shareholders

Employee Share Plan
No Options were issued under the Incentive Option Plan for the year ended December 31, 2004.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at March 31, 2005. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.


Directors/Officers
--------------------------------------------------------------------------------
 Name                      Number of Shares                                   Options
-----------------------   ------------------------------------------------   ---------
 A I Saddique              Mr Saddique is a director and  shareholder  of     Nil
 Chairman                  Midwestern Oil  Pte Ltd, whichowns  15,802,000
 63 Robinson Rd            fully paid  ordinary  shares in  CityView.  Mr
 Afro Asia                 Saddique isalso a director and  shareholder of
 Building #03-16           Thomas Omar Pte Ltd,  which owns 500,000 fully
 Singapore                 paid ordinary shares in CityView.
-----------------------   ------------------------------------------------   ---------
 B Y Ee                    Mr Ee is a shareholder  of  Midwestern  Oil Pte    Nil
 Chief Executive           Ltd,  which owns 15,802,000 fully paid ordinary
 Officer                   shares in CityView.
 63 Robinson Rd
 Afro Asia
 Building #03-16
 Singapore
-----------------------   ------------------------------------------------   ---------
 Y K Goh                   Mr Goh is a shareholder  of Midwestern  Oil Pte    Nil
 Director                  Ltd,  which owns 15,802,000 fully paid ordinary
 63 Robinson Rd            shares in CityView.
 Afro Asia
 Building #03-16
 Singapore
-----------------------   ------------------------------------------------   ---------
 Thinagaran                Nil                                                Nil
 Director
 63 Robinson Rd
 Afro Asia
 Building #03-16
 Singapore
-----------------------   ------------------------------------------------   ---------
 Md N Ramli                Nil                                                Nil
 Director
 62000 Putra Jaya
 Wilayah
 Perseketuan
 Malaysia
-----------------------   ------------------------------------------------   ---------
 J F Arbouw                30,425                                             Nil
 Director/Company
 Secretary
 22 Derby Street
 Vaucluse NSW 2000
-----------------------   ------------------------------------------------   ---------
 R M Elliott               Nil                                                Nil
 Appointed April 20,
 2004
 22 Brightmore Street
 Cremorne     NSW
 2090
-----------------------   ------------------------------------------------   ---------
 Y M Jumabhoy              Nil                                                Nil
 Resigned March 5, 2004
 63 Robinson Rd
 Afro Asia
 Building #03-16
 Singapore
-----------------------   ------------------------------------------------   ---------


Major Shareholders
----------------------------------------  --------------------------------------
                Name                       Number of Shares     Percent of Class
----------------------------------------  ------------------   -----------------
US Control Account
C/- Computershare Trust Company Inc          21,512,801             26.67%
----------------------------------------  ------------------   -----------------
Midwestern Oil Pte Ltd                       15,802,000             19.59%
63 Robinson Rd
Afro Asia Building #3-16
Singapore
----------------------------------------  ------------------   -----------------
Bainsford Limited
C/- Ms Karen Krug
273 Furmanov  3rd Floor
Almaty    480099   Republic Kazakhstan       10,500,000             13.02%
----------------------------------------  ------------------   -----------------
Malaysia Mining Corporation Berhad
32nd Floor, Menara PNB
201A Jalan Tun Razak
50400 Kuala Lumpur Malaysia                   8,616,188             10.68%
----------------------------------------  ------------------   -----------------

Based on 80,661,616 shares outstanding as of March 31, 2005.

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

An action was issued against the Company in New York Supreme Court, New York County, (Index No.: 109628/02) by Worldwide Business Networks, Inc. alleging a breach of contract for $150,000 and punitive damages. The Company believed that the action was totally without merit, and a motion to dismiss the action was made on the grounds that the summons was served in violation of a court order and on other grounds. The action was subsequently dismissed with costs. An appeal is pending against the dismissal. The Company is not a party to any other material litigation, and to its knowledge no other action, suit or proceeding is pending or has been threatened.

To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

B.   Significant changes
Sebaya #2 Well Madura Island Indonesia: On 1 March 2005, the Company announced that the Operator, Medco confirmed that two drill stem tests were carried out. Both tests were unsuccessful despite extensive fracturing being carried out. The Operator recommended that the well be suspended pending a full technical evaluation. The Operator has requested permission from the authorities to drill a further appraisal well on Sebaya 3 as a delineation well to the Sebaya well.

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

D.   Exchange Controls

Exchange controls and other limitations affecting security holders:

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars except that all payments and cash transactions in excess of $5,000 to non-residents must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they are in the form of cash, dividends, capital or profits.

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

The Internal Revenue Code provides each US stockholder in a PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFICs distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFICs undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFICs income computed under US tax accounting principals.

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

ITEM 16A.         Audit Committee Financial Expert

o The Company established an Audit Committee, which is responsible for the following:
     o Oversee the existence and maintenance of internal controls and accounting systems, including the implementation of mandatory and non-mandatory accounting policies and reporting requirements;
     o Oversee the financial reporting process, including reviewing and reporting to the Board on the accuracy of all financial reports lodged with ASX which include the quarterly, half-yearly and annual financial reports;
     o Recommend to the Board the nomination, removal and remuneration of the external auditors; and
     o Review the external audit arrangements, including ensuring that any non-audit services provided do not impair the auditors independence.

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Goh and Arbouw. The Committee has authority to seek any pertinent information it requires from any employee or external party. Qualifications held by the individuals on the Audit Committee are included in the Directors' Report.

The Audit committee does not follow ASX recommendations as the members are not all independent and not all members are non-executive directors. The Audit Committee is comprised of those directors the Board considers best qualified to carry out the responsibilities required of an Audit Committee. It is Company policy that the Committee must comprise of at least three members. Due to the resignation of Mr Jumabhoy on 11 March 2004, there were only two members on the Audit Committee, as at that time, save for the supervision of the Company's investments there were no other significant business operations. Any member of the Committee is able and obliged to bring any matter to the attention of the Board where the member believes the matter has not been adequately dealt with by the Committee or is of significant importance that the Board should be informed.

The Chief Executive Officer and Company Secretary are required to state in writing to the Board that the Company's financial reports present a true and fair view of the Company's financial condition and that operation results are reported in accordance with relevant accounting standards.

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

  o That they avoid any conflict of interest which may interfere with the independent exercise of their judgment in the best interests of the group;
  o That they adhere to all laws and regulations determining the group's legal and moral obligations; and
  o That they foster a non-discriminatory work and business environment to promote a climate of harmony and tolerance.

Statement  Of  Corporate    Governance
The ASX Corporate Governance Council requires that the Company must disclose the extent to which it has followed best practice recommendations, identify which recommendations have not been followed and the reason for not adopting the recommendations.

The ASX Corporate Governance Council recognises that not all recommendations are appropriate for all companies and that companies should only adopt those recommendations that are suitable in each individual case.

The following is a summary of policies adopted by the Company and where appropriate, explanations of where best practice recommendations have not been applied.

Board Composition and Functions
Under the Company's Constitution, the Board is required to consist of at least three and no more than ten directors. If the Company has three or more directors, one third of the directors, with the exception of the Chief Executive, must retire and seek re-election at the Annual General Meeting each year.

The Board of the Company currently consists of two independent non-executive directors, two non-executive directors, and three executive directors. The board includes the Chief Executive Officer (executive) and the Chairman (non-executive).

The Board composition does not follow ASX recommendations, in that a majority of directors are not independent. However, the same person does not exercise the roles of Chairman and Chief Executive Officer and the Board is considered to be comprised of directors with the experience and qualifications best suited to the Company's size and range of activities.

The Board delegates responsibilities to committees, executive directors and senior management.

The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure and the adherence to Company policies.

The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls and the assessment, appointment and removal of the Chief Executive, Company Secretary and other senior management.

Directors of the Company during the financial year and information pertaining to individual directors, is included in the Director's Report. Board members have the right to seek independent professional advice in the furtherance of their duties as directors at the Company's expense.

Director Independence
The Company has established guidelines for testing the independence of directors. A director is considered to be independent if they satisfy certain criteria, the most significant being:
       o The director must be in a non-executive role where any fees payable by the Company could not be considered to make the director reliant on such remuneration. The director must have no other material contractual relationship with the Company other than as a director of the Company;
       o  The director is not a substantial shareholder of the Company;
       o The director has not been employed in an executive capacity by the Company and has not been a principal of a material adviser or consultant to the Company within the last three years, and
       o The director is free from any interest which could reasonable be perceived to materially interfere with the director's ability to act in the best interests of the Company.

Risk Management

 The Board is responsible for the identification of significant areas of business risk, implementing procedures to manage such risks and developing policies regarding the establishment and maintenance of appropriate ethical standards to:

       o  Ensure compliance in legal, statutory and ethical matters;
       o  Monitor the business environment;
       o  Identify business risk areas;

       o  Identify business opportunities; and
       o Monitor systems established to ensure prompt and appropriate responses to shareholder complaints and enquiries.
The Board meets on a regular basis. The Company does not follow the ASX best practice recommendation that the Company should have an internal control function. The Board considers that the Company is not of a size or operational complexity to warrant the implementation of a separate internal control function.

Hedging Committee
The Company does not follow ASX Best Practice recommendations with regard to hedging. The Board considers that the Company is not of a size or operational complexity to warrant the implementation of a separate hedging committee.

Procedure for the Selection of New Directors
The Company believes it is not of a size to justify having a Nomination Committee. If any vacancies arise on the Board, all directors are involved in the search and recruitment of a replacement.

Corporate performance is enhanced when the Board has an appropriate mix of skills and experience. The Board is evaluated before a candidate is selected to join the Board. Candidates are nominated by existing Board members and, if necessary, independent search consultants are utilised. Where a director nominates a candidate for the Board, the director must disclose any pre-existing relationship with the nominee.

New directors are provided with a letter of appointment setting out their responsibilities and rights and are provided with a copy of the Company's Constitution.

Remuneration of Board Members
The Company does not follow ASX Best Practice recommendations, as it does not have a Remuneration Committee. The Board considers that the Company is not of a size or operation complexity to warrant the implementation of a Remuneration Committee.
Performance evaluations for Board members are held annually. No director may be involved in setting his or her own remuneration or terms and conditions.

Ethical Standards and Performance
The Company intends to maintain a reputation for integrity and the board recognises the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.

The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.

ITEM 16C.
Principal Accountant Fees and Services
The aggregate fees billed for the last two fiscal years for professional services rendered by the Company's auditors are as follows:

                                     2004                 2003
Audit fees                           A$46,070         A$85,607
Other services                              -         A$13,365
                                   ------------------------------
                                     A$46,070         A$98,972
                                   ------------------------------

ITEM 16D.
Exemption from the Listing Standards for Audit Committees
Not Applicable.

ITEM 16E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
PART III

ITEM 17. FINANCIAL STATEMENTS

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


                                                                     Page Number


Auditor's Report                                                         44

Statement of Financial Performance                                       45

Statement of Financial Position as at 31 December 2004                   46

Statement of Cash Flows                                                  47

Notes to and forming part of the Financial Statements                    48-64

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying Statement of Financial Position of CityView Corporation Limited as of December 31, 2004, 2003 and 2002 and the related statements of financial performance and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 2004, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with Australia generally accepted accounting principles.

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 from Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploitation or possible sale of the underlying areas of interest.



BDO
Chartered Accountants
Perth, Western Australia

Dated 28 day of June 2005



                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


                                                    Consolidated Entity                                   Parent Entity
                                                     31-Dec-04        31-Dec-03       31 Dec 02      31-Dec-04      31-Dec-03
                                            NOTE         $                $                              $              $

Revenues from ordinary activities           2           17,028           24,629         595,007         17,028         24,629

Administration expenses                               (130,592)        (129,856)       (235,146)      (130,592)      (129,856)

Employee wages and benefits expense                    (86,292)         (92,272)       (150,088)       (86,292)       (92,272)

Consulting/Legal expenses                             (183,393)        (625,806)       (607,251)      (183,393)      (625,806)

Depreciation and amortisation expense                   (4,828)          (6,995)         (7,050)        (4,828)        (6,995)

Occupancy Expenses                                     (57,079)         (62,848)        (68,272)       (57,079)       (62,848)

Provision for doubtful debts                                 -                -      (3,000,000)             -              -

Provision for write-down of investments                      -                -      (5,384,170)             -              -

Investment loss                                              -                -        (408,811)             -              -

Exploration & Development expenses                  (1,297,000)               -                        (26,030)             -

Write back of intercompany receivable                        -                -                       (162,436)             -

Gain on sale of investment                  2        1,108,534                -                              -              -

Other expenses from ordinary activities                (55,088)        (182,855)        (37,659)       (55,088)      (182,855)
                                                  -----------------------------------------------------------------------------
Loss from ordinary activities before
income tax expense                          3         (688,710)      (1,076,003)     (9,303,440)      (688,710)    (1,076,003)
                                                  -----------------------------------------------------------------------------
Income tax expense                                           -                -               -              -              -
Loss from ordinary activities after
related income tax expense                            (688,710)      (1,076,003)     (9,303,440)      (688,710)    (1,076,003)

Net loss attributable to members of the
parent entity                                         (688,710)      (1,076,003)     (9,303,440)      (688,710)    (1,076,003)
                                                  -----------------------------------------------------------------------------

Basic loss per share (cents per share)      18          (0.98c)          (1.53c)        (13.67c)
Where diluted losses per share are not
diluted, they are not disclosed.

The accompanying notes form part of these financial statements.



             STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2004

                                                          Consolidated Entity                 Parent Entity
                                                            31-Dec-04        31-Dec-03          31-Dec-04       31-Dec-03
                                                   NOTE         $                $                  $               $

CURRENT ASSETS
Cash                                               8        1,101,959          658,943          1,101,951         658,935
Receivables                                        9            6,352            6,352              6,352           6,352
                                                         ---------------------------------   -----------------------------
TOTAL CURRENT ASSETS                                        1,108,311          665,295          1,108,303         665,287
                                                         ---------------------------------   -----------------------------

NON CURRENT ASSETS
Receivables                                        10       7,952,187        7,952,187          8,246,596       7,952,187
Investments                                        11               -                -                 10              10
Equipment                                          12           3,892            7,658              3,892           7,658
Acquisition, exploration and development           13         294,411                2                  -               -
                                                         ---------------------------------   -----------------------------
TOTAL NON CURRENT ASSETS                                    8,250,490        7,959,847          8,250,498       7,959,855
                                                         ---------------------------------   -----------------------------
TOTAL ASSETS                                                9,358,801        8,625,142          9,358,801       8,625,142
                                                         ---------------------------------   -----------------------------

CURRENT LIABILITIES
Payables                                           14         571,373          300,804            571,373         300,804
Interest bearing liabilities                       15         100,000                -            100,000               -
                                                         ---------------------------------   -----------------------------
TOTAL CURRENT LIABILITIES                                     671,373          300,804            671,373         300,804
                                                         ---------------------------------   -----------------------------

NON CURRENT LIABILITIES
Provisions                                         16          16,200           14,400             16,200          14,400
                                                         ---------------------------------   -----------------------------
TOTAL NON CURRENT LIABILITIES                                  16,200           14,400             16,200          14,400
                                                         ---------------------------------   -----------------------------
TOTAL LIABILITIES                                             687,573          315,204            687,573         315,204
                                                         ---------------------------------   -----------------------------
                                                         ---------------------------------   -----------------------------
NET ASSETS                                                  8,671,228        8,309,938          8,671,228       8,309,938
                                                         =================================   =============================

EQUITY
Contributed equity                                 17(a)   58,285,996       57,235,996         58,285,996      57,235,996
Accumulated losses                                 17(e)  (49,614,768)     (48,926,058)       (49,614,768)    (48,926,058)
                                                         ---------------------------------   -----------------------------
TOTAL EQUITY                                                8,671,228        8,309,938          8,671,228       8,309,938
                                                         =================================   =============================


The accompanying notes form part of these financial statements.


                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


                                                              Consolidated Entity                                Parent Entity
                                                                31-Dec-04     31-Dec-03      31 Dec 02      31-Dec-04     31-Dec-03
                                                     NOTE           $             $                             $             $

Cash Flows From Operating Activities
Interest received                                                  17,028        41,888        260,117         17,028        41,888
Payments to suppliers and employees                              (560,514)     (875,707)    (1,373,789)      (560,514)     (875,707)

                                                             ----------------------------------------------------------------------
Net cash provided/(used) by operating activities     21(c)       (543,486)     (833,819)    (1,113,672)      (543,486)     (833,819)
                                                             ----------------------------------------------------------------------

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura                 1,108,534             -                             -             -
Sale of shares in listed corporations                                   -             -        335,467              -             -
Payment for acquisitions                                                -             -       (764,170)             -             -
Loan - Major shareholder                                          100,000             -              -        100,000             -
Advance to/(from) controlled entities                                   -             -              -       (162,436)            -
Exploration and development expenditure                        (1,270,970)            -              -              -             -
Payment for property, plant & equipment                            (1,062)       (6,746)             -         (1,062)       (6,746)

                                                             ----------------------------------------------------------------------
Net cash provided/(used) by investing activities                  (63,498)       (6,746)      (428,703)       (63,498)       (6,746)
                                                             -----------------------------------------------------------------------

Cash from financing activities
Proceeds from the issue of shares                               1,050,000             -      2,940,000      1,050,000             -
                                                             ----------------------------------------------------------------------
Net cash provided/(used) by financing activities                1,050,000             -      2,940,000      1,050,000             -
                                                             ----------------------------------------------------------------------

Net increase/(decrease) in cash                                   443,016      (840,565)    (1,397,625)       443,016      (840,565)
Cash at the beginning of the financial year                       658,943     1,499,508        101,883        658,935     1,499,500
                                                             ----------------------------------------------------------------------
Cash at the end of the financial year                21(a)      1,101,959       658,943      1,499,508      1,101,951       658,935
                                                             ----------------------------------------------------------------------


The accompanying notes form part of these financial statements.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

1.   Statement of Significant Accounting Policies

     Basis of Reporting
     The financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, all applicable
     Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

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

     Significant Accounting Policies
     Accounting policies are selected and applied in a manner, which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     (a)  Principles of Consolidation
     A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 20 to the financial statements.

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

     CityView and its wholly owned subsidiaries have formed an income tax consolidation group under the tax consolidation regime. CityView is responsible for recognising the current and deferred tax liabilities for the tax consolidated group. The group formed an income tax consolidated group on 1 January 2004.

     (c)  Foreign Currency
     Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

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

     The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

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

     (k)  Employee Entitlements
     Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave that will be settled after one year have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

     Contributions   are   made  by  the   consolidated   entity   to   employee
     superannuation funds and are charged as expenses when incurred.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


     Statement of Significant Accounting Policies (continued)

     (k)  Employee Entitlements (continued)
     The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

     The Company operates an Employee Share Plan, no shares or options were outstanding as at the 31 December 2004 under the plan.

                                              Consolidated Entity             Parent Entity
                                             31-Dec-04   31-Dec-03       31-Dec-04    31-Dec-03
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

     (p)  Earnings per share
     The economic entity has applied AASB 1027 Earnings per Share.

     Basic EPS are calculated using net profit or loss after income tax attributable to members of the Company.

     Diluted EPS earnings are calculated by adjusting the basic EPS earnings for this after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

     The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share. Where diluted earnings per share are not dilutive, they are not disclosed.

     (q)  Impact of Adopting AASB Equivalent to IASB Standards
     CityView Corporation Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalent of International Financial Reporting standards
     (IFRS). Set out below are the key areas where accounting policies will change:

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

     (i)  Exploration for and Evaluation of Mineral Resource
     Since the preparation of the 31 December 2003 financial statements, AASB6 Exploration for and Evaluation of Mineral Resource has been approved. The carrying value of the Company's exploration expenditure may be affected by the application of AASB6.

     (ii) Taxation
     A "balance sheet" approach will be adopted under Australian equivalents to IFRSs, replacing the "statement of financial performance" approach currently used by Australian companies. The "balance sheet" method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. Any initial adjustments to calculate deferred tax assets and liability balances on transition using the new basis will be made through opening balances of retained earnings at 1 January 2005. Deferred tax asset and liability balances at 1 January 2005 can only be calculated once all other opening balance sheet amounts have been finalised at that date.

     (iii)  Impairment of Assets
     The entity currently assesses the amount of impairment of assets by determining the recoverable amount on the basis of undiscounted cash flows. Under Australian equivalents to IFRSs, the entity will be required to determine the recoverable amount as the higher of fair value less costs to sell and value in use (which is determined using discounted cash flows). It is likely that this change in policy and basis for calculation will lead to more impairment losses being recognised and therefore greater volatility in future earnings. It is also likely that when discounting is initially applied on transition at 1 January 2005 impairment losses may need to be recognised on a large number of assets, resulting in a negative impact on opening balances of retained earnings at that date.

     (iv)  Non-Current Investments
     Currently the entity measures non-current investments at cost, with an annual review by directors to ensure that their carrying amounts are not in excess of their recoverable amount. Under Australian equivalents to IFRS, subsequent measurement of non-current investments depends on the classification as outlined below.

     (v) Investments in Controlled Entities and Equity Accounted Joint Ventures Under Australian equivalents to IFRSs, these investments are not classified as held for sale and as such will be measured by the parent entity at cost with impairment tests performed when indicators of impairment are identified in accordance with AASB 136 Impairment of Assets. Initial impairment adjustments may arise because of the requirement to discount cash flows and these would have a negative impact on opening balances of retained earnings as at 1 January 2005.


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

                                                                Consolidated Entity                             Parent Entity
                                                             31-Dec-04       31-Dec-03      31 Dec 02      31-Dec-04     31-Dec-03
                                                                 $               $                             $             $
2.   Revenue
Revenue - Investing activities
Gain on sale of investment - 1/5 Madura field                1,108,534               -                             -             -
Proceeds from sale of shares in listed corporations                  -               -        335,467              -             -
Revenue - From Outside Operating activities
Interest received on loan to Sands Solutions                         -               -        192,166              -             -
Interest received - other parties                               17,028          24,629         67,374         17,028        24,629
                                                           -------------------------------------------------------------------------
Total Revenue                                                1,125,562          24,629        595,007         17,028        24,629
                                                           -------------------------------------------------------------------------

3.   Loss from ordinary activities
Loss from ordinary activities before income tax
has been determined after:
Expenses
General and administrative expenses                            329,051         467,831        457,678        329,051       467,831
Depreciation                                                     4,828           6,995          7,050          4,828         6,995
Marketing services                                                   -               -         33,487              -             -
Consultants/Legal Services                                     183,393         625,806        607,251        183,393       625,806
Investment Loss                                                      -               -        408,811              -             -
Provision for doubtful debts                                         -               -      3,000,000              -             -
Provision for write-down of investments                              -               -      5,384,170              -             -
Drilling expenses                                            1,297,000               -              -         26,030             -
Write back of intercompany receivables                               -               -              -        162,436             -
                                                           -------------------------------------------------------------------------
Total expenses                                               1,814,272       1,100,632      9,898,447        705,738     1,100,632
                                                           -------------------------------------------------------------------------
4.   Income Tax
 (a) The prima facie income tax benefit on loss
 from ordinary activities before income tax
 reconciles to the income tax benefit in the
 financial statements as follows:
Loss from ordinary activities before income tax               (688,710)     (1,076,003)    (9,303,440)      (688,710)   (1,076,003)
                                                           -------------------------------------------------------------------------

Income tax expense/(benefit) calculated at 30% of
loss from ordinary activities before income tax for
year ended 31 December 2004                                   (206,613)       (322,801)    (2,791,032)      (206,613)     (322,801)
Permanent differences                                           19,796          49,959         68,794         68,527        49,959
Timing differences and tax losses not brought to
account as future income tax benefits                              540           2,966      2,520,648            540         2,966
Current Year Tax loss not recognised                           186,277         269,876        201,590        137,546       269,876
                                                           -------------------------------------------------------------------------
Income tax expense                                                   -               -              -              -             -
                                                           -------------------------------------------------------------------------
 (b) Future income tax benefits not brought to
 account as assets                                           4,083,075       3,896,798      3,626,922              -     3,896,798
                                                           -------------------------------------------------------------------------
                                                             4,083,075       3,896,798      3,626,922              -     3,896,798
                                                           -------------------------------------------------------------------------

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

CityView Corporation Limited and its wholly owned Australian subsidiary have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax sharing agreement but details of this agreement are yet to be finalised.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

As a consequence, CityView Corporation Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly owned Australian controlled entities in this group, in future financial statements as if those transactions, event and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by CityView Corporation Limited as tax-related amounts receivable or payable. The impact on the income tax expense and results of CityView Corporation Limited is unlikely to be material because of the tax sharing agreement. This is not expected to have a material impact on the consolidated assets and liabilities and results.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 31 December 2004.

5.   Directors' Remuneration
(a) Names and positions held of parent entity directors and specified executives in office at any time during the financial year:

A I Saddique             Chairman
B Y Ee                   Chief Executive/Director
R M Goh                  Director
Thinagaran               Director
Md N Ramli               Director
J F Arbouw               Company Secretary/Director
R M Elliott              Director                        Appointed 20 April 2004
Y M Jumabhoy             Chairman                         Resigned 11 March 2004

(b)  Remuneration of Directors and Executives
The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:


2004               Salary &     Primary            Cash      Non-cash     Post Employment    Equity     Other     Total
Name               Fees         Superannuation     Bonus     Benefits     Superannuation     Options
                                Contribution
                     $               $               $          $               $               $         $         $
A I Saddique         -               -               -          -               -               -         -         -
B Y Ee               -               -               -          -               -               -         -         -
Y K Goh              -               -               -          -               -               -         -         -
Thinagaran           -               -               -          -               -               -         -         -
Md N Ramli           -               -               -          -               -               -         -         -
J F Arbouw           -               -               -          -               -               -         -         -
R M Elliott       12,000             -               -          -               -               -         -         -


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

Note 5(b) (continued)

2003              Salary &         Primary        Cash       Non-cash      Post Employment     Equity     Other      Total
Name               Fees        Superannuation     Bonus      Benefits       Superannuation     Options
                                Contribution
                      $               $             $            $                $               $         $          $
A I Saddique          -               -             -            -                -               -         -          -
B Y Ee                -               -             -            -                -               -         -          -
Y K Goh               -               -             -            -                -               -         -          -
Thinagaran            -               -             -            -                -               -         -          -
Md N Ramli            -               -             -            -                -               -         -          -
J F Arbouw            -               -             -            -                -               -         -          -
Y M Jumabhoy        61,589            -             -            -                -               -         -          -


                                         Consolidated Entity                              Parent Entity
                               31-Dec-04     31-Dec 03      31 Dec 02       31-Dec-04      31-Dec-03       31 Dec 02
                                Number         Number                        Number         Number
Nil                               6              6              7              6              6               7
$10,000 - $19,999                 1              -              -              1              -               -
$20,000 - $29,999                 -              -              -              -              -               -
$30,000 - $39,999                 -              -              -              -              -               -
$50,000 -  $ 59,999               -              -              1              -              -               1
$60,000 -  $ 69,999               -              1              -              -              1               -
$70,000 -  $ 79,999               -              -              1              -              -               1
$100,000 - $109,999               -              -              -              -              -               -
$120,000 - $129,999               -              -              1              -              -               1
$250,000 - $259,999               -              -              -              -              -               -

All of the executives of the Company were also its directors during the financial year.

Note 5 (c) Shareholdings of Directors
The shareholdings of directors and related parties as at the date of this report are:

Directors                       Shares                                               Options
A I Saddique         Mr Saddique is a director and  shareholder  of Midwestern         Nil
                     Oil Pte Ltd,  which owns 15,802,000 fully paid ordinary
                     shares in CityView. Mr Saddique is also a director and
                     shareholder of Thomas Omar Pte Ltd, which owns 500,000
                     fully paid ordinary shares in CityView.
B Y Ee               Mr Ee is a shareholder of Midwestern Oil Pte Ltd, which           Nil
                     owns 15,802,000  fully  paid ordinary shares in CityView.
Y K Goh              Mr Goh is a  shareholder  of  Midwestern  Oil Pte Ltd,            Nil
                     which owns 15,802,000 fully paid ordinary shares in CityView.
Thinagaran           Nil                                                               Nil
Md N Ramli           Nil                                                               Nil
J F Arbouw           30,425                                                            Nil
R M Elliott          Nil                                                               Nil

6.   Employee Share Plan
There are no shares or options outstanding at 31 December 2004under the Employee Share Plan.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


                                                                Consolidated Entity                 Parent Entity
                                                                  31-Dec-04        31-Dec-03           31-Dec-04       31-Dec-03
                                                                      $                $                   $               $
7.   Remuneration of Auditors
Amounts received, or due and receivable from
the Company and any related organisation for:
Auditing the financial statements                                    46,070           85,607             46,070          85,607
Other services                                                            -           13,365                  -          13,365
                                                               ---------------------------------   ---------------------------------
                                                                     46,070           98,972             46,070          98,972
                                                               ---------------------------------   ---------------------------------
8.   Cash
Cash on hand                                                            500              500                500             500
Cash at bank                                                      1,101,459          658,443          1,101,451         658,435
                                                               ---------------------------------   ---------------------------------
                                                                  1,101,959          658,943          1,101,951         658,935
                                                               ---------------------------------   ---------------------------------
9.   Current Receivables
Other debtors                                                             -                -                  -               -
Deposits                                                              6,352            6,352              6,352           6,352
                                                               ---------------------------------   ---------------------------------
                                                                      6,352            6,352              6,352           6,352
                                                               ---------------------------------   ---------------------------------
10.  Non Current Receivables
Loans to controlled entities - at cost                                    -                -          4,570,045       5,384,170
Provision for doubtful debt - at cost                                     -                -         (4,275,636)     (5,384,170)
Loan to Sands Solutions - at cost                                 3,000,000        3,000,000          3,000,000       3,000,000
Provision for doubtful debt - at cost                            (3,000,000)      (3,000,000)        (3,000,000)     (3,000,000)
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                               7,952,187        7,952,187          7,952,187       7,952,187
                                                               ---------------------------------   ---------------------------------
                                                                  7,952,187        7,952,187          8,246,596       7,952,187
                                                               ---------------------------------   ---------------------------------


The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

Upon stringent review of the Company's assets, the Board of Directors had, in previous years raised a provision for doubtful debt of the following assets:

Block SC41 Philippines      $4,620,000.00
ASAB Oil Limited            $  764,170.00

Both assets are held in the Company's 100% owned subsidiary CityView Asia Pty Ltd and are represented in the Parent Entity above as a loan to Controlled Entities.

The sale of a 20% stake in Medco Madura for an amount of $1,108,534.00 held by CityView Asia Pty Ltd has reduced the provision for doubtful debt by that amount due to an advance being paid to its parent entity.

Sands Solutions Group Pty Ltd       $3,000,000.00

A provision for doubtful debt has been raised against the loan to Sands Solutions Group Pty Ltd, due to the fact that Sands Solutions appointed an Administrator on 25 November 2002. Consequently on 5 December 2002, The Board of CityView, in order to protect the Company's rights obtained an order from the Supreme Court of Western Australia appointing Mervyn Kitay of Grant Thornton as receiver and manager of Sands Solutions.



              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

                                                     Consolidated Entity                 Parent Entity
                                                       31-Dec-04        31-Dec-03          31-Dec-04       31-Dec-03
                                                           $                $                  $               $
11.  Non-Current Investments
     in controlled entities - at cost
CityView Asia Pty Ltd                                          -                -                 10              10
                                                    ---------------------------------   ---------------------------------
Total Non-Current Investments                                  -                -                 10              10
                                                    ---------------------------------   ---------------------------------

12.   Equipment
Equipment at cost                                         30,175           29,113             30,175          29,113
Less accumulated depreciation                            (26,283)         (21,455)           (26,283)        (21,455)
                                                    ---------------------------------   ---------------------------------
                                                           3,892            7,658              3,892           7,658
                                                    ---------------------------------   ---------------------------------

Balance at the beginning of year                           7,658            7,907              7,658           7,907
Additions                                                  1,062            6,746              1,062           6,746
Depreciation expense                                      (4,828)          (6,995)            (4,828)         (6,995)
                                                    ---------------------------------   ---------------------------------
Carrying amount at year end                                3,892            7,658              3,892           7,658
                                                    ---------------------------------   ---------------------------------

13.  Acquisition, Exploration and Development
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest - at cost                                     5,678,581        5,384,172                  -               -
Provision for write-down of areas of interest         (5,384,170)      (5,384,170)                 -               -
                                                    ---------------------------------   ---------------------------------
                                                         294,411                2                  -               -
                                                    ---------------------------------   ---------------------------------

As mentioned in Note 10 The Board of Directors has raised a provision for write-down of areas of interest. The pre drilling cost at Simenggaris of $294,409.00 has been capitalised.

14.  Current Payables
Unsecured:
Trade creditors                                          242,897          239,867            242,897         239,867
Accrued expenses                                         328,476           60,937            328,476          60,937
                                                    ---------------------------------   ---------------------------------
                                                         571,373          300,804            571,373         300,804
                                                    ---------------------------------   ---------------------------------
15.  Interest Bearing Liabilities
Loan Payable                                             100,000                -            100,000               -
                                                    ---------------------------------   ---------------------------------
                                                         100,000                -            100,000               -
                                                    ---------------------------------   ---------------------------------

The loan payable bears a 7% per annum rate of interest and is unsecured. The loan was repaid on 28 January 2005.

16.  Non Current Payables
Long Service Leave                                        16,200           14,400             16,200          14,400
                                                    ---------------------------------   ---------------------------------
                                                          16,200           14,400             16,200          14,400
                                                    ---------------------------------   ---------------------------------


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

17.  Equity

(a) Contributed equity During the year ended 31 December 2004 the Company issued the shares listed below.


Date               Nature of Issue        Price per Share     Number of Shares     Share Capital $
30 12 2004         Share placement            0.10c              10,500,000         1,050,000

Ordinary fully paid shares at 31 December 2003                   70,161,616        57,235,996
Ordinary fully paid shares at 31 December 2004                   80,661,616        58,285,996


Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b)  Options:
     As at 31 December 2004 there were no options on issue.

(c)  Dividends:
     The Directors declared no dividend during the reporting period.

(d)  Franking credits
     The Company retains no franking credits for the year ended 31 December 2004 and the year ended 31 December 2003.

(e)  Accumulated losses

                                                              Consolidated Entity                        Parent Entity
                                                                   31-Dec-04       31-Dec-03        31-Dec-04       31-Dec-03
                                                                       $               $                $               $
Accumulated  losses at the beginning of the financial year        48,926,058      47,850,055        48,926,058     47,850,055
Net loss attributable to the members of the parent entity            688,710       1,076,003           688,710      1,076,003
                                                              --------------------------------    --------------------------------
Accumulated  losses  at the end of this financial year            49,614,768      48,926,058        49,614,768     48,926,058
                                                              --------------------------------    --------------------------------

18.  Earnings per share                                            31-Dec-04       31-Dec-03                31-Dec-02
Basic and diluted loss per share (cents per share)                  (0.98c)         (1.53c)                  (13.67c)
The weighted average number of ordinary shares on
issue used in the calculation of basic and diluted losses
per share
                                                                  70,190,383      70,161,616                68,044,904

Diluted losses per share are not disclosed, as they are not diluted.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

19.  Financial Reporting by Segments

(a) Primary Segments
                                             Investments             Exploration                 Consolidated
                                     31 Dec 04    31 Dec 03    31 Dec 04      31 Dec 03    31 Dec 04    31 Dec 03
                                        $            $            $              $            $            $
Revenue outside the
consolidated entity                     17,028       24,629            -              -       17,028       24,629
                                    -----------  -----------  -----------  -------------  -----------  -----------
Segment profit/(loss) after
income tax                            (500,244)    (896,949)    (188,466)      (179,054)    (688,710)  (1,076,003)
                                    -----------  -----------  -----------  -------------  -----------  -----------
Segment assets                       1,112,203       14,010    8,246,598      8,611,132    9,358,801    8,625,142
Segment Liability
Depreciation/amortisation               (4,828)      (6,995)           -              -       (4,828)      (6,995)

The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests


(b) Secondary Segments
                                     Indonesia                          Australia                      Consolidated
                                     31 Dec 04    31 Dec 03    31 Dec 04     31 Dec 03     31 Dec 0     31 Dec 03
                                        $            $            $             $             $            $
Revenue outside the
consolidated entity                          -            -       17,028         24,629       17,028       24,629
                                    -----------  -----------  -----------  -------------  -----------  -----------
Segment profit/ (loss) after
income tax                            (188,466)    (179,054)    (500,244)      (896,949)    (688,710)  (1,076,003)
                                    -----------  -----------  -----------  -------------  -----------  -----------
Segment Assets                       8,246,598    7,952,187    1,112,203        672,955    9,358,801    8,625,142
Segment Liability
Depreciation/amortisation                    -            -       (4,828)        (6,995)      (4,828)      (6,995)

The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.


20.  Particulars Relating to All Entities

                                     Country of       Type of        Principal      Ownership interest
                                   Incorporation    Shares Held      Activity
Parent entity                                                                       2004          2003
                                                                                    ----          ----
CityView Corporation Limited         Australia       Ordinary       Investment      100%          100%

Controlled entities
CityView Asia Pty Ltd                Australia       Ordinary       Exploration     100%          100%

Other
Medco Madura Pty Ltd                 Australia       Ordinary       Exploration      20%           25%
Medco Simenggaris Pty Ltd            Australia       Ordinary       Exploration      25%           25%


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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

                                                                Consolidated Entity                          Parent Entity
                                                             31-Dec-04      31-Dec-03     31 Dec 02     31-Dec-04      31-Dec 03
21.  Notes to Statement of Cash Flow                             $              $                           $                $
(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the statement of cash flows is reconciled to the
related items in the balance sheet as follows:
Cash                                                         1,101,959        658,943     1,499,508     1,101,951        658,935
                                                            ---------------------------------------------------------------------
                                                             1,101,959        658,943     1,499,508     1,101,951        658,935
                                                            ---------------------------------------------------------------------
(b) Reconciliation of loss from ordinary activities
after tax to net cash provided by/(used by) operating
activities
Loss from ordinary activities                                 (688,710)    (1,076,003)   (9,303,440)     (688,710)  (1,076,003)
Add non cash operating items:
Depreciation                                                     4,828          6,995         7,050         4,828        6,995
Exploration & Development expenditure Simenggaris             (294,409)             -             -      (294,409)           -
Exploration & Development expenditure Madura written off     1,270,970              -             -             -            -
Gain on sale of investment                                  (1,108,534)             -             -             -            -
Provision for write down of intercompany receivable                  -              -                     162,436            -
Write-downs to recoverable amount of investment                      -              -     5,043,923             -            -
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:
(Increase)/decrease in receivables                                   -         17,260     3,149,875             -       17,260
(Decrease)/increase in payables                                270,569        217,929       (11,080)      270,569      217,929
(Decrease)/increase in provisions                                1,800              -                       1,800            -
                                                            ---------------------------------------------------------------------
Net cash provided/(used) by operating activities              (543,486)      (833,819)   (1,113,672)     (543,486)    (833,819)
                                                            ---------------------------------------------------------------------

(c)  For the purpose of the statement of cash flows,  cash includes cash on hand
     and  in  banks  and  investments  in  money  market  instruments,   net  of
     outstanding bank overdrafts

22.  Related Party Disclosures
Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)  Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2004:

A I Saddique         Md N Ramli
B Y Ee               J F Arbouw
Y K Goh              R M Elliott              Appointed 20 April 2004
Thinagaran           Y M Jumabhoy             Resigned 11 March 2004

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b)  Interests of directors
     As at 31 December 2004 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:
                                 31 December 04         31 December 03
    Shares                         16,332,425             16,030,425
    Options                           Nil                    Nil

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

Note 22 Related Party (continued)

(c) Transactions with directors and related entities - no transactions took place with directors or related entities.

(d) Interests in director-related entities Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e) Equity interests in controlled entities As disclosed in Note 20 the Company has the entire ownership of CityView Asia Pty Ltd., which is its only controlled entity.

(f) Transactions within the group The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView Corporation Limited has raised a provision for doubtful debt of the Company's interest free operating loan to CityView Asia Pty Ltd.

     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 10).

23.  Commitments for Expenditure
     The cost of any work to the Madura and Simenggaris blocks will be met by the Company by the dilution of its equity interests in both Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd.

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

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:


                                                        FIXED INTEREST
-------------------------------------------------------------------------------------------------------------------------------
                              Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                              Interest     Interest      1 Year        Years        5 years        Bearing
           2004                rate %         $            $             $             $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                           5.06%          -         1,101,959        -             -              -             1,101,959
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                      -            -            -             -             -               6,352            6,352
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                         -            -            -             -             -             587,573          587,573
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Loan                           7.0%           -           100,000        -             -              -               100,000
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------

                                                        FIXED INTEREST
-------------------------------------------------------------------------------------------------------------------------------
                              Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                              Interest     Interest      1 Year          $          5 years        Bearing
           2003                rate %         $            $                           $              $               $
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
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004


Note 24. Financial Investments (continued)

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

25.  Subsequent Events

     Under a loan agreement dated 29 October 2004, a major shareholder, Midwestern Oil Pte Ltd advanced CityView $100,000.00. The loan was subsequently repaid on 28 January 2005.

     Sebaya #2 Well Madura Island Indonesia: On 1 March 2005, the Company announced that the Operator, Medco confirmed that two drill stem tests were carried out. Both tests were unsuccessful despite extensive fracturing being carried out. The Operator recommended that the well be suspended pending a full technical evaluation.

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

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2002, 31 December 2003and 31 December 2004 and therefore no reconciliation adjustment is required.

(g)  Principles of Consolidation
As indicated in Note 1(l) to the financial statements, Australian GAAP requires consolidation of controlled entities. In accordance with Australian GAAP, control exists where an entity has the "capacity to dominate decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires than an entity must control another entity usually as indicated by its ownership interests. As the ownership interest in the Company's subsidiaries is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.

(h) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2002, 31 December 2003 and 31 December 2004 and therefore no reconciliation adjustment is required.

(i)  New Accounting Standards
The effect of the application of the following recent pronouncements is considered below. Their application will not have a material effect on the Australian/US GAAP reconciliations detailed in this note.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities
This statement requires companies to recognize costs associated with exit or disposal activities, other than SFAS 143 costs, when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of these costs are lease termination costs, employee severance costs associated with restructuring, discontinued operation; plant closing or other exit or disposal activity. This statement is effective after 15 December 2002.

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

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company does not currently intend to adopt the fair value based method of measuring compensation associated with stock awards and grants. As a consequence of continuing to utilize the intrinsic value method of measuring such compensation, the Company will be required to provide additional disclosures in its quarterly financial statements, which will reflect the impact on net income and earnings per share on a pro forma basis as if the Company had applied the fair value method to stock-based employee compensation.


(j)  Employee Stock Purchase Plan
The Company has one stock-based compensation plan. The Company applies Australian GAAP and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. For the years ended 31 December 1002, 2002 and 2003 no stock based compensation has been made.

Reconciliation Adjustments
The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2004, 2003 and 2002 using the US GAAP basis of accounting for the matters outlined in items (a) to (h) above.



                                                       31 Dec 04                    31 Dec 03            31 Dec 02
Reconciliation Adjustments                         US$           A$                     A$                   A$
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) after Tax in accordance
with Australian GAAP                            (507,648)      (688,710)            (1,076,003)         (9,303,440)

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                        (217,009)      (296,409)              (509,357)          4,620,002*


                                              -----------------------------------------------------------------------------
Net income (loss) after tax in accordance
with US GAAP                                    (724,657)      (983,117)            (1,585,390)         (4,683,438)

                                              -----------------------------------------------------------------------------
* Previously already written off
  for US GAAP purposes.

Earnings (loss) per share after tax in
accordance                                         (.009)         (.012)                 (.026)               (.07)
 With US GAAP (in cents)

                                                       31 Dec 04                    31 Dec 03           31 Dec 02
Reconciliation Adjustments                         US$           A$                     A$                  A$
--------------------------                     -----------------------------------------------------------------------------

Shareholder's equity attributable to member
of the chief entity in accordance with
Australian GAAP                                  6,764,425    8,671,228              8,309,938           9,385,941

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                        (6,433,169)  (8,246,596)            (7,952,187)         (7,442,800)
                                              ------------------------------------------------------------------------------
Total shareholder's equity in accordance
with US GAAP                                       331,256      424,632                357,751           1,943,141
                                              ------------------------------------------------------------------------------


ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

None

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                          CITYVIEW CORPORATION LIMITED






/s/ THINAGARAN
--------------------------
THINAGARAN
Director

Dated  June 28, 2005