Form 20-F
period 2005-12-31
CITYVIEW CORP LTD /NEW/
filed 2006-06-30
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the calendar year ended December 31, 2005
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________________ to ________________

Commission file number

                          CityView Corporation Limited
             (Exact Name of Registrant as specified in its charter)

                 (Translation of Registrant's name into English)

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

                              80,661,616 ordinary shares as at December 31, 2005

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

Yes     No      Not Applicable
                                                                               2

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated from as it appeared in the Annual Report for the year ended December 31, 2005 as filed with Australian Stock Exchange Limited on March 30, 2006.

Directors
P M Smyth                  Chief Executive           Appointed March 06, 2006
Mahmood al Ansari Director                           Appointed May   11, 2006
John Jacoby                Director                  Appointed May   10, 2006

John F Arbouw                                        Resigned May 09, 2006
Robert Elliott                                       Resigned May 09, 2006
A I Saddique                                         Resigned May 11, 2006
Thinagaran                                           Resigned May 11, 2006

Company Secretary
John Jacoby

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

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia 6005

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable

ITEM 3.  KEY INFORMATION

A.       Selected Consolidated Financial Data
The selected historical data presented below has been derived from the financial statements of the Company, which were examined by Feldman Sherb and Co., P.C. (hereinafter "Feldman") in their report for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 and by Sherb & Co., LLP (hereinafter "Sherb") and BDO Chartered Accountants ("BDO") for year ended December 31, 2003, 2004 and 2005.

Feldman was merged into Grassi & Co., CPA's, P.C., ("Grassi") and the principal accountants who had been responsible for the Company's audit during the years indicated above, left and started their own firm called Sherb & Co., LLP ("Sherb"). As a result the Company dismissed Grassi and selected Sherb to serve as independent public accountants for the calendar year 2002.

During the three most recent calendar years the Company has not consulted with Sherb regarding the application of accounting principles to a specific or contemplated transaction. Neither the Company nor anyone on its behalf consulted with Sherb regarding the type of audit opinion that might be rendered on the Company's financial statements or any matter that was the subject of a disagreement or event as defined at Item 304(a)(2) of Regulation S-B.

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

In February 2004, the Board of Directors of the Company approved the recommendation that BDO Australia would oversee the annual Audit both in Australia and in the United States.

Sherb and Co has continued to edgarize the Company's monthly Forms 6K and annual Form 20-F reports.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP").

The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial review and Prospects." The Company has not declared a dividend during each of the years ended December 31, 1998 through 2005 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulated Deficit Data:

                                            Year Ended       Year Ended      Year Ended      Year Ended       Year Ended
                                           December 31      December 31     December 31      December 31      December 31
                                               2001             2002            2003            2004             2005

Amounts in Accordance with
Australian IFRS                                AUD$             AUD$            AUD$                  AUD$             AUD$
Income Statement Data:
Operating Revenues

Loss from continuing operations (1)           (4,165,287)     (9,303,440)     (1,076,003)        (688,710)      (2,784,287)

Per Ordinary Share (dollars)                        (.08)           (.14)           (.02)           (.098)           (.345)

Balance Sheet Data:
Total Assets                                   15,857,736       9,483,216       8,625,142        9,358,801        6,147,785

Shareholder's equity                           15,749,381       9,385,941       8,309,938        8,671,228        5,886,941

Amounts in Accordance with US GAAP
Income Statement Data:
Operating Revenues

Loss from continuing operations               (4,374,487)     (4,683,438)     (1,585,390)        (983,119)        (512,233)

Per Ordinary Share (dollars)                        (.08)           (.07)          (.026)           (.012)           (.006)

Balance Sheet Data:
Total Assets                                    3,794,934       2,040,416         672,955        1,112,205          173,243

Shareholder's equity                            3,686,579       1,943,141         357,751          424,632         (87,601)


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


Exchange Rates
Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.       Five Most Recent Financial Years
Period                                  High          Low        Period End      Average
12 months to December 31, 2001         0.5727        0.4773         0.5115       0.5182
12 months to December 31, 2002         0.6259        0.5049         0.5612       0.5424
12 months to December 31, 2003         0.7493        0.5588         0.7495       0.6525
12 months to December 31, 2004         0.8005        0.6773         0.7801       0.7371
12 months to December 31, 2005         0.7988        0.7233         0.7301       0.7628


B.     Previous Six Months

Period                                  High          Low        Period End      Average
November 1 to November 30, 2005        0.7491        0.7259         0.7349       0.7356
October 1 to October 31, 2005          0.7644        0.7436         0.7505       0.7547
September 1 to September 30, 2005      0.7767        0.7453         0.7603       0.7655
August 1 to August 31, 2005            0.7754        0.7461         0.7483       0.7620
July 1 to July 31, 2005                0.7686        0.7364         0.7570       0.7530
June 1 to June 30, 2005                0.7810        0.7472         0.7620       0.7664


C.     Latest Practicable Date
At May 17, 2006 the Australian dollar expressed in US dollars per AUD$1.00 was $0.7675.

 [1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

Nature Of Trading Market
The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997.The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on that exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel which delisting was upheld (upon Company appeal) by the NASDAQ Listing and Hearing Review Council on October 25, 2000. On December 29, 2000 the Company's securities were listed for trading on the NASD Electronic over the Counter Bulletin Board ("OTCBB") and continue to trade on the OTCBB under the symbol CTVWF.

As of May 17, 2006 the Company had 865 holders of record of its Ordinary Shares.

The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2006.



     Quarter Ending            High            High                Low                 Low          Volume in 000's
                               AUD $           US $               AUD $               US $

March 2003                     0.22            0.12                0.15               0.08                 4,489,765
June 2003                      0.145           0.080              0.090               0.055                2,229,062
September 2003                 0.125           0.065              0.092               0.05                 2,845,066
December 2003                  0.12            0.075              0.071               0.04                 4,294,403
March 2004                     0.125           0.11                0.07               0.04                 3,766,237
June 2004                      0.09            0.06               0.057               0.03                 3,701,798
September 2004                  .10            0.18               0.062               0.04                 3,186,213
December 2004                  0.11            0.07               0.066               0.03                 1,989,069
March 2005                     0.075           0.065              0.043               0.031                4,534,197
June 2005                      0.045           0.030              0.033               0.025                  586,848
September 2005                 0.070           0.034              0.036               0.022                  990,760
December 2005                  0.040           0.024              0.036               0.015                  822,848
March 2006                     0.089           0.06               0.045               0.028                2,305,572


Company Auditors
BDO Chartered Accountants (through its office in Perth, Western Australia) is the Company's independent auditor in all jurisdictions.

Capitalization and Indebtedness
Not applicable

Reasons for the Offer and Use of Proceeds
Not applicable

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

Recoverability by the Company of Loans to Other Companies.

The "MEDCO" Loans
The loans of AUD$5,680,133 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is strictly dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.

ITEM 4.    INFORMATION ON THE COMPANY

A.       History and Development of the Company
The term "Company" refers to CityView Corporation Limited, a corporation organized under the laws of Western Australia on May 3, 1987, and its wholly owned subsidiary CityView Asia Pty Ltd. During 2000 the Company deregistered five of the Company's subsidiary companies, as these companies were inactive and superfluous to the Company's requirements. The names of these companies were:
Western Akar Petroleum Pty Ltd; Western Wisesa Petroleum Pty Ltd; Western Nusantara Energi Pty Ltd; Western Resources NL; and Western Sangkimah NL. Another two of the Company's former subsidiaries (Western Madura Pty Ltd and Western Simenggaris Petroleum Pty Ltd) are no longer subsidiaries of the Company as these companies are now controlled by Pt Medco Energi Corporation.

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

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. Accordingly, we file monthly Forms 6-K and Annual Form 20-F with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 Fifth Street, N. E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public at the SEC's web site at "http:/www.sec.gov."

The current financial period is for the twelve months ended December 31, 2005. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with Australian Standards ("AS"). The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian Accounting Principles ("AAP"), which are required to be furnished to shareholders under Australian law. AAP may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 2005, 2004 are disclosed in footnote (26) to the financial statements contained herein.

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

Selection of Target Areas for Acquisition
The criteria for assessing oil and gas opportunities in Indonesia include consideration of the following:

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

Electrical wireline logs are utilized where available to interpret reservoir parameters of interval thickness, hydrocarbon presence, porosity, water saturation and other important parameters. This data is interpreted utilizing experienced engineers and advanced software packages designed for such analysis. The results are then integrated with the geological and geophysical information, in an endeavour to use one form of analysis to confirm the other.

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

All producers in a producing region receive the same price. The major oil companies purchase crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with gatherers who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the wellhead to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company was a working interest owner to December 31, 1999. In January 2000 the Company entered an agreement for the Company's interest in the new work programs to be carried by Pt Medco Energi Corporation TBK. When the Company becomes a working interest owner, the Company will be responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the cost of operating the lease.

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

The gas purchaser will pay the well operator 100% of the sales proceeds each and every month for the previous month's sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Depending on the type of contract, ultimate destination, transportation, treatment and compression charges, the prices will vary. Prices will fluctuate with the seasons and the general market conditions. The Company does not anticipate any significant change in the manner production is purchased. However, no assurance can be given at this time that such changes will not occur.

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

In March 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi International Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), details of which were:

1. CityView's effective interest in Madura Production Sharing Contract ("PSC") has been scaled down from its 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC.

2. In consideration for the transfer of (a) 10.35% direct interest to Medco and (b) 50% of CityView's entitlement to recover the previous payments made in relation to the Madura Block, Medco agreed to bear CityView's share of all previous unpaid cash calls made by MMPL as well as CityView's portion of drilling and other costs in relation to a further one well to be drilled in the Madura block, namely Konang-3.

3. CityView remains fully entitled to the recovery of 50% of the previous payments of US$1,329,150 made in relation to the Madura block on the same terms as specified in the Subscription Agreement between CityView and Medco dated 25 January 2000.

In March 2006 Medco advised that an application for a one year extension of the Madura concession for the drilling of Konang-3 had been submitted to the relevant authorities.

Regional Setting
There is an E-W terrain running across the block that underwent inversion in the Plio-Pleistocene. Within that band, a number of structures have been identified due to the inversion at fairly shallow levels. These relatively shallow features were the principal target for the Medco Madura Pty Ltd program. PT Medco Energi Corporation TBK ("Medco" "Operator") free carried CityView throughout the work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded (i.e., commenced drilling and entered) Sebaya-1 on September 20, 2001.

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

o        Madura Block - Madura Island, Indonesia: Karasan #1
Karasan #1 was spud in on January 12, 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; which was successful in the short term however the well stopped flowing again. Medco believed that chalk migration may have been a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco performed an analysis of the data and issued a well final report concluding that the zone was not commercial.

o        Madura Block - Madura Island, Indonesia: Sebaya #1
Sebaya #1 was re-entered on April 10, 2002. The cement plug retaining the well was drilled out and a 4 1/2-inch liner was set and cemented ready for testing. The cementing of the 4 1/2-inch liner was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4 1/2-inch hanger caused by gas channelling during cementing. The mud weight was increased in order to control the channel leak through the hanger. Shortly after a plug was set an injection test was performed. The well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone due to fracturing of the cement retainer. Mud was used to control the gas influx from the 4 1/2-inch hanger, however the heavy weight mud was lost through the fractured second zone, which resulted in continued high-pressure gas influx from the 4 1/2-inch hanger. Considerable time was lost due to the difficulty in balancing these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilised through the second zone. The second zone was then immediately squeezed allowing the operation to continue.
o
Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it was believed that some degree of blockage was present at the casing perforation due to plugging by loose shale. The final results for the zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate, 51.3 API, and 0.670 MMSCF/D gas. The Operator re-mapped the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well was suspended in consideration of drilling a delineation well and the possibility of production from the Sebaya well at a later date, should the structure be determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone was within one foot of the loss circulation zone. It was believed at the time that a wash out of the formation occurred in the zone while heavy losses were being encountered.

o Madura Block - Madura Island, Indonesia: Tambuku #1
Tembuku#-1 was spudded on October 21, 2002. The target depth was programmed for 10,416 feet.

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

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (i.e. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity.

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

At the time the Operator received confirmation from the authorities that the exploration period for the concession would be extended a further year. With the pressure of time restraints removed the Operator decided that it would be in a position to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

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

o Madura Block - Madura Island, Indonesia: Telaga # 1
The Operator decided that the Telaga #1 would be drilled back to back with Tambuku # 1. The target depth was programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. On March 29, 2003 Telaga #1 was spudded.

The target depth of 10,200 feet (Sub Sea) was reached in early July. The operator obtained permission from the relevant authority, BPMIGAS to continue drilling to 11,000 feet. However due to hole problems, the Operator was unable to drill beyond 10,650 and this was the final total depth of the well. Electric logs and mud logs indicated possible gas bearing zones in the drilled Prupuh formation.

Madura Block - Gaffney Cline Report
As the Madura Block concession was due for relinquishment in May 2004, the JOB engaged international consultants, Gaffney Cline & Associates (GCA) to apply its Decision Cycle Compression (DCC) process in order to assist the JOB in making a recommendation on the future course of action. In reaching a joint recommendation, a GCA/JOB team had to:
1. Review all geotechnical work
2. Integrate well results and independent reviews into a coherent block wide evaluation
3. Identify and provide plans to mitigate the risks of key uncertainties
4. Review previous drilling programs and make recommendations for future success
5. Evaluate and assess markets, pricing and costs
6. Review PSC commitments and requirements
7. Make a detailed recommendation with action plan for the way forward.

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

(A)  Findings
1. The Madura block is hydrocarbon bearing with potentially commercial accumulations with unrisked gas resources in the order of 1.2 trillion cubic feet in 4 prospects namely, Sebaya, Arosbaya, Telaga and Tambuku.
2. The power market on Madura represents a ready opportunity for sales of up to 16 MMcf/d.
3. A ten-year volume commitment will likely be required from the Gili Power Plant. For full conversion of the Gili power plant, this commitment amounts to approximately 80 Bcf of gas reserves.
4. The central fault block of the Sebaya prospect is estimated to contain about 155 Bcf of recoverable gas, more than enough for the existing power market.
5. The production rate is the key to economics. Drilling operations must be carefully carried out to minimize formation damage.
6. A Production Sharing Contract extension should be obtained that not only allows development of Sebaya but also holds the block for future development of the other identified prospects.

(B)  Recommendations
The JOB should retain the block and make a proposal to the authorities, BP MIGAS to:
o Extend the relinquishment date by a minimum of at least one year
o Drill two appraisal wells on the Sebaya prospect
o Obtain agreement to be able to hold the entire block with Plan of Development acceptance and development of Sebaya and for as long as production operations are maintained thereon.

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

The shareholders of the PSC/JOB accepted GCA/JOB's recommendations. The recommendations were also presented to the relevant authorities, BP MIGAS together and a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, was submitted to BP MIGAS and on 11 June 2004, the Company announced that a one-year extension for the relinquishment of the Madura Block had been granted by the relevant Indonesian authorities.

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

In September 2004, the Medco Madura-Pertamina JOB prepared the following summary of a prospect montage:

Sebaya-2
Sebaya-2 was spudded on 29 November 2004 as a 12 1/4" pilot hole to evaluate formations for gas shows by having a usable hole for effective electric logging if formations looked prospective.

After the 12 1/4" pilot hole, 26" hole was drilled and 20" conductor pipe was set at 248 feet.

This was followed by a 12 1/4" pilot hole to 1411 feet and the 13?" surface casing set at 1348 feet after it became stuck while running (due to bit darting and thick wall cake).

After drilling out the shoe, a 12 1/4" hole was drilled to 3910 feet. Once the 12 1/4" hole was conditioned, electric logs were run successfully to bottom and 9?" casing was cemented at 3890 feet.

The 9?" casing was then drilled out. New hole was drilled to 6500 feet in one bit run. The hole was logged and a 7" liner set from 3657 to 6150 feet with cement plug at 6115 feet by 10 February 2005.

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

Sebaya-3
The most recent well, Sebaya #3 reached target depth of 6,221 feet MD/ 6100 feet TVD in Tuban Formation in July 2005. The well penetrated a stratigraphic sequence ranging in ages from middle Miocene to early Miocene namely Tawun and Tuban Formations.

The Tawun formation was exhibited from surface to depth 3450 feet MD (-3080 SS), from surface to 1200 feet MD in dominantly claystones with intercalations of limestone, and from 1200 feet-3450 feet are claystones, sandy siltstones and limestone in middle Miocene age with depositional environment is marine middle sub lithoral. The Tuban formation was exhibited from 3450 feet MD (- 3080 SS) to 6221 feet (-5777 SS) consisting of alternating claystones/shales, sandstone and limestone, but the sandstones and not developed in the lower part or as a shale out.

The facies stratigraphic period can be divided into 4 (four) mud flooding surface (MFS) as:
MFS-1 from 6221 feet to 4719 feet , MFS-2 from 4719 feet to 3948 feet , MFS-2 from 3948 feet to 2572 feet and MFS-4 from 2572 feet to 2130 feet. The sand shale ratio MFS-1 and MFS-2 in Sebaya-3 well is lower than MFS-1 and MFS-2 in Sebaya-1 and Sebaya-2 wells (only around 6-9 %). Test results carried out at Sebaya-3 at the DST-1 interval (3040-3060 feet; 3085-3095 feet; 3125-3145 feet)
showed a flow rate of weak bubble gas and the well was therefore temporarily suspended.

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

Similar to the agreement negotiated with Medco on Madura, CityView retained a 25% interest in exchange for being free carried throughout the work program as per the January 25, 2000 agreement.

In January 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd. The details of the agreement, between the existing shareholders - Pt Medco Energi Internasional TBK, Midwestern Oil Pte Ltd and CityView Asia Pty Ltd were:

o CityView's effective interest in the Simenggaris Production Sharing Contract would be scaled down from its current 15.625% (based on the Company's 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris Production Sharing Contract.

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

Simenggaris Block - Kalimantan Indonesia: Pidawan#1
The Pidawan #1 well was spudded on March 1, 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that the shows ranged from 2-foot sections to 6 feet in length.

Drilling problems and delays were encountered during the drilling of this well. In July 2002 when Drill Stem Test # 1 ("DST") was perforated, Zone-1 flowed gas and condensate. Preliminary test results indicate that the well was able to flow
2.870 MMSCF/D on a 128/64-inch choke size from DST #1 and 1.6 MMSCF/D on a 28/64-inch choke size from DST #2. At this time Medco requested permission from the relevant authorities to temporarily suspend the well. Medco then worked on the results of the well and performed an analysis, re-mapping the structure and estimating possible reserves.

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

Sesayap-B1
A petroleum system study of the Simenggaris Concession was commissioned and carried out by the Faculty of Earth Sciences and Mineral Technology of the Institute Technology Bandung, Indonesia with support from the Indonesian Petroleum Geosciences Study Centre. Based on this study, Medco drilled two wells, namely Sesayup B and South Sembakung 2.

The main potential source of hydrocarbons for the Simenggaris block is the organic rich shales and coals of the Meliat formation and, to a lesser extent, the Naintupo formation. Thermal maturity levels show that both shales are in the onset of maturity. The migration systems are both lateral running through the adjacent carrier beds and vertically along the older growth fault prior to Plio-Pleistocene compression.

The Sesayap-A1 well encountered multiple sandstone reservoirs within the Meliat and Tabul formations. They flowed at: 28.4 MMSCFGD and also included condensate. This was from 8 drill stem tests ("DST'). The Bangkudulis-1 well flowed at 5996 BOPD from 5 DSTs also within multiple sandstone layers. These sandstone layers are in distributory channels.

The Sesayap-B1 prospect is 70 milliseconds higher than Sesayap-A1 at the Tabul level and 150 milliseconds lower than the Bangkudulis structure at the Meliat level.

Sesayup B-1 was spudded on 30 December 2005 and drilling reached the target depth of 6025 feet in February 2006. The well was logged, four tools were run and sidewall cores for 51 points. The Operator also ran logs for MDT, pressure test on 41 points and 2 fluid sampling on zones 37 and 38 (upper Meliat). Based on the results, the Operator recommended that the well be temporarily suspended with the lower zone (Naintupo and Meliat Formation) plugged and abandoned. The upper zone (Tabul Formation) in 9 5/8' casing is temporarily plugged and suspended and the Operator will evaluate the potential zone in Tabul prior to decision whether to test or not test this zone. The Operator advised that it was considering returning with a smaller rig to test the well at a later date.

Simenggaris Block - South Sembakung-2
South Sembakung-2 was spudded on 9 March 2006 at a point where the seismic lines intersect and show a good thick channel of sandstone development with the Tabul formation interval. The recommendation to drill has been based on the analysis of the favourable results from adjacent wells and testing. Deposited sandstones in braided channels constitute good reservoir potential:
log porosity ranges from 20-32%

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

D.       Property, Plant And Equipment

Particulars of Oil Leases - Madura (Medco Madura Pty Ltd) and Simenggaris (Medco Simenggaris Pty Ltd) In March 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi Internasional Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), details of which were:

CityView's effective interest in Madura Production Sharing Contract ("PSC") will be scaled down from its current 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC.

In January 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd. The details of the agreement, between the existing shareholders - Pt Medco Energi Internasional TBK, Midwestern Oil Pte Ltd and CityView Asia Pty Ltd were:

o CityView's effective interest in the Simenggaris Production Sharing Contract would be scaled down from its current 15.625% (based on the Company's 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris Production Sharing Contract.

Executive Address
The Company's registered office is located at 17 Ord Street, West Perth, Western Australia 6005. The Company's principal place of business is leased premises at Level 9, 28 The Esplanade, Western Australia, telephone: (61 8) 9226 4788, fax:
(61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results
The current financial period is for the twelve months ended December 31, 2005. The Company's consolidated financial statements are prepared in accordance with Australian International Financial Reporting Standards ("Australian IFRS"), which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 31, 2005 and 2004.
The following discussion references the amounts computed in accordance with Australian IFRS and US GAAP for the results of operations of the Company for the financial periods ended December 31, 2005 and 2004.

Principal Activities
The principal activities of the Company during the financial year were investments in energy.

Results of Operations
The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian IFRS. A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 31, 2005 are disclosed in footnote 26 to the financial statements contained herein.

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$2,784,287 compared to a loss of AUD$688,710 for the previous financial year. The increase in operating loss was due primarily from the write off of the receivable from Medco Madura of approximately AUD$2,272,054. As part of the agreement to scale down CityView's ownership in Medco Madura from 13% to 2.65% interest, CityView agreed to forfeit 50% of the receivable due to it, on the successful development and exploitation of the Madura block.

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

In March 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi Internasional Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), details of which were:

CityView's effective interest in Madura Production Sharing Contract ("PSC") will be scaled down from its current 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC.

o  Madura Block - Madura Island, Indonesia: Sebaya #1.
The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

SEE ALSO ITEM 4B

2004/2005 Summary of the Madura Block

B. Indonesia - Simenggaris Block Onshore North-East Borneo
Historical: CityView owned 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten-year exploration term commencing February 24, 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

Similar to the agreement negotiated with Medco on Madura, CityView was free carried throughout the work program. The first drilling location selected by Medco was at Pidawan on the same trend as the Sembakung oilfield. The Pidawan-1 well was spudded on February 21, 2002 with a target depth of approximately 7000 feet.

In January 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd. The details of the agreement, between the existing shareholders - Pt Medco Energi Internasional TBK, Midwestern Oil Pte Ltd and CityView Asia Pty Ltd were:

o CityView's effective interest in the Simenggaris Production Sharing Contract would be scaled down from its current 15.625% (based on the Company's 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris Production Sharing Contract.

Employee Share and Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan, which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before June 30, 2002 at a price of $0.35 and 200,000 options exercisable on or before June 30, 2002 at a price of $0.20 each. All of these options were unexercised and expired on June 30, 2002. No options were issued in 2002, 2003 2004 or 2005.

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

The official government released Indonesian average inflation rates for the seven years beginning 1999 were as follows:

                                  1999       2000        2001       2002       2003       2004       2005

Inflation Rates %                 2.01%      9.35%      9.00%       9.70%      5.06%      6.40%      7.42%

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

B.       Liquidity and Capital Resources

Year Ended December 31, 2005 compared to Year Ended December 31, 2004
At December 31, 2005, the Company had a negative working capital of AUD$88,488 compared to working capital of AUD$420,738 at December 31, 2004.

Cash flow used in operating activities decreased from AUD$543,486 in the year ended December 31, 2004 to AUD$428,820 in the year ended December 31, 2005. The primary differences for the decrease in funds used were for a reduction in consulting and marketing fees.

Cash flow used for investing increased from AUD$63,498 for the year ended December 31, 2004 to AUD$607,135 in the year ended December 31, 2005. The increase in funds used for investing activities was primarily due to increase in drilling activities.

The Company generated cash flows from financing activities of AUD$100,000 in the year ended December 31, 2005 compared to AUD$1,150,000 in the year ended December 31, 2004. Cash flows from financing activities were by way of a loan from the companies major shareholder.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management
Name                 Age               Position

A I Saddique         62          Resigned 11 May 2006
P M Smyth            66          Chief Executive Officer Appointed 6 March 2006
Thinagaran           43          Resigned 11 May 2006
John F Arbouw        60          Resigned 9 May 2006
R M Elliott          47          Resigned 9 May 2006
J. Jacoby            60          Appointed 10 May 2006
M Al Ansari          57          Appointed 11 May 2006

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

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Ahmad Iqbal Saddique - Resigned 11 May 2006
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).

Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.

Peter Mark Smyth - Chief Executive
Mr Smyth has over 35 years of experience in the natural resources sector which commenced with Selection Trust in 1969 where he was part of the project development teams for Mt. Newman iron ore and Agnew nickel projects in Australia. Since 1975 he has co-founded a number of successful companies involved in the exploration and production of gold, oil, gas and diamonds around the world.

Mr Smyth operates from Perth Western Australia, Dubai and London. He has a law degree from Oxford University and was admitted as a solicitor in England and Wales, Hong Kong and several states in Australia. He was Chief Executive of CityView from 1996 to 2002.

Thinagaran - Resigned 11 May 2006
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm.

Messrs Saddique, Goh, Thinagaran and Ee are associated with CityView's largest individual shareholder Midwestern Oil Pte Ltd, a Singaporean energy company whose shareholders have interests in substantial oil and gas producing fields in Central Asia.

John Arbouw - Resigned 9 May 2006

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

Robert Maxwell Elliott - Resigned 9 May 2006

Mr Elliott has degrees in both law and commerce and has served as non-executive director on a number of boards. He is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors. Mr Elliott has previously worked for major legal, accounting and financial institutions and has been company secretary and a non-executive director of a number of companies. He is a qualified commercial mediator, a Fellow of both the Chartered Institute of Company Secretaries, and of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.

John Henry Jacoby - Appointed 10 May 2006
Mr Jacoby is based in Perth, Western Australia and has a long association with the resource and finance industries. He is very experienced in working in remote locations and hands-on management.

Mahmood Mohamad Rahamah al Ansari - Appointed 11 May 2006
Mr Ansari has a degree in Computer engineering from the University of Michigan and initially worked as an engineer with ADMA (Abu Dhabi Marine Operating) and ADCO (Abu Dhabi Company for Onshore Oil Operations). Mr Ansari is based in Dubai and specializes in major project negotiation and finance.
Mr Ansari is the President of Quest Energy Limited and Chairman of Quest International General Trading Establishment.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

  Name                      Base fee          Other fees     Incentives
                            $                 $              (Options)
  A I Saddique              Nil               Nil            Nil
  P M Smyth                 Nil               Nil            Nil
  Thinagaran                Nil               Nil            Nil
  J F Arbouw                Nil               Nil            Nil
  R M Elliott               18,000            Nil            Nil
  B Y Ee                    Nil               Nil            Nil
  Y K Goh                   Nil               Nil            Nil
  Md N Ramli                Nil               Nil            Nil

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

D.       Employees
At December 31, 2005 the Company had 1 full time employee at its principal place of business in Australia. Consultants on a per diem basis undertake much of the Company's work.

E.       Share Ownership
See Item 7A Major shareholders

Employee Share Plan
No Options were issued under the Incentive Option Plan for the year ended December 31, 2005.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders
The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at May 17, 2006. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Directors/Officers
-------------------------- -----------------------------------------------------
Name                        Number of Shares                      Options
-------------------------- -----------------------------------------------------
Mahmood al Ansari           1,000,000                            1,000,000
Chairman
Villa 5, 83 C Street
Dubai
United Arab Emerates
-------------------------- -----------------------------------------------------
PM Smyth                   Mr Smyth's Superannuation Fund        1,050,426
Chief Executive Officer    owns 1,050,426 fully paid Ordinary
12/30 Jarrad Street        shares in City View
Cottesloe  WA  6011
-------------------------- -----------------------------------------------------
John Jacoby                 100,000                                100,000
Director/Secretary
32 Taylor Road
Nedlands  WA  6009
-------------------------- -----------------------------------------------------

Major Shareholders
-------------------------- -----------------------------------------------------
Name                        Number of Shares                Percent of Class
-------------------------- -----------------------------------------------------
Midwestern Oil Pte Ltd      31,000,000                           19.22%
17 Ord Street
West Perth
Western Australia  6005
-------------------------- -----------------------------------------------------
US Control Account
C/- Computershare Trust
Company Inc                 20,088,369                           12.45%
-------------------------- -----------------------------------------------------
Mr Phang Cheng Kwang
Block 54 Marine Terrace
#09-41 440054
Singapore                   13,016,188                            8.07%
-------------------------- -----------------------------------------------------
Bainsford Limited
Level 39
BankWest Tower
108 St George's Terrace
Perth     WA     6000       10,500,000                            6.51%
-------------------------- -----------------------------------------------------

Based on 161,323,232 shares outstanding as of May 17, 2006.

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

The Company is not a party to any other material litigation, and to its knowledge no action, suit or proceeding is pending or has been threatened.

To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

ITEM 9.  THE OFFER AND LISTING
Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital
On May 16 2006, 80,661,616 new shares and 80,661,616 options exercisable by March 31, 2007 at 8 cents each were allotted pursuant to a shareholders rights issue. The issued capital of CityView Corporation Limited is now 161,323,232 shares and 80,661,616 options.

B. Memorandum and Articles of Association This information has been previously provided.

C.       Material Contracts
There were no material contracts other than those entered into in the ordinary course of business to which the Company or any member of the group is a party during the past 2 years.

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

Taxation of Dividends
The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings, if any, to finance expansion of its business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be "franked" for Australian tax purposes. A dividend is considered to be "franked" to the extent that such dividend is paid out of the Company's income on which Australian corporate tax has been levied. Even if not "franked," a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company's non-Australian source dividend income and the Company specifies a "foreign dividend account declaration percentage" for such purpose. The Company anticipates that if it pays dividends, such dividends would likely be either "franked," or paid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

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

F.       Dividends and Paying Agents
Not applicable

G.       Statement by Experts
Not applicable

H.       Documents on Display
Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's principal place of business at Level 9, 28 The Esplanade, Perth Western Australia,Telephone: (61 8) 9226 4788, Fax: (61 8) 9226 4799, email: info@cityviewcorp.com

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC. A copy of any document filed can be read at the SEC's public reference room at 100 Fifth Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company's SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov."

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

D.       American Depositary Shares
Not applicable



PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15.  Controls and Procedures
CityView's management, under the supervision and with the participation of it's chief executive officer and chief accounting officer, conducted an evaluation of it's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15 and 15d-15). CityView's chief executive officer and chief accounting officer have concluded that as of the evaluation, it's disclosure controls and procedures are effective to ensure that all material information required to be filed in this Annual Report on Form 20-F has been made known to them in a timely fashion.

During the fiscal year, there have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in CityView's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date set forth above.

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Thinagaran and Arbouw. The Committee has authority to seek any pertinent information it requires from any employee or external party. Qualifications held by the individuals on the Audit Committee are included in the Directors' Report.

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

The Board of the Company in 2005 consisted of two independent non-executive directors, two non-executive directors, and two executive directors. The board includes the Chief Executive Officer (executive) and the Chairman
(non-executive).

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

Risk Management
The Board is responsible for the identification of significant areas of business risk, implementing procedures to manage such risks and developing policies regarding the establishment and maintenance of appropriate ethical standards to:
o Ensure compliance in legal, statutory and ethical matters;
o Monitor the business environment;
o Identify business risk areas;
o Identify business opportunities; and
o Monitor systems established to ensure prompt and appropriate responses to shareholder complaints and enquiries. The Board meets on a regular basis. The Company does not follow the ASX best practice recommendation that the Company should have an internal control function. The Board considers that the Company is not of a size or operational complexity to warrant the implementation of a separate internal control function.
Hedging
Committee o The Company does not follow ASX Best Practice recommendations with regard to hedging. The Board considers that the Company is not of a size or operational complexity to warrant the implementation of a separate hedging committee.

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

Ethical Standards and Performance
The Company intends to maintain a reputation for integrity and the board recognizes the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.

The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.

ITEM 16C.
Principal Accountant Fees and Services
The aggregate fees billed for the last two fiscal years for professional services rendered by the Company's auditors are as follows:

                                2005             2004
                                  A$               A$
Audit fees                    42,565           38,165
Other services                 6,300            7,905
                           ------------------------------
                              48,865           46,070
                           ------------------------------

ITEM 16D.
Exemption from the Listing Standards for Audit Committees
Not Applicable.

ITEM 16E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

PART III

ITEM 17. FINANCIAL STATEMENTS


                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005


                                                                     Page Number


Auditor's Report                                                        35

Income Statement                                                        36

Balance Sheet                                                           37

Statement of Cash Flows                                                 38

Notes to and forming part of the Financial Statements                39-52

                                BDO
                                CHARTERED ACCOUNTANTS
                                & ADVISERS

                                Level 8, 256 St. George's Terrace Perth WA 6000
                                Tel: (61-8) 9360 4200
                                Fax: (61-8) 9481-2524
                                Email: bdo@bdowa.com.au


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CityView Corporation Limited
Perth, Western Australia

We have audited the accompanying consolidated balance sheets of CityView Corporation Limited as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityView Corporation Limited at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in Note 10, the ultimate recoverability of the loans amounting to $5,680,133 from Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependant upon the future development and successful exploitation or possible sale of the underlying areas of interest.

BDO Chartered Accountants
Perth, Australia
Date 30 June 2006

                                INCOME STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2005


                                                                   Consolidated Entity              Parent Entity
                                                                     31 Dec 05        31 Dec 04         31 Dec 05      31 Dec 04
                                                         NOTE          $              $                 $                $

Revenue                                                 2                7,813          17,028            7,813            17,028

Administration expenses                                                (76,458)       (130,592)         (76,458)         (130,592)

Employee wages and benefits expense                                    (93,912)        (86,292)         (93,912)          (86,292)

Consulting/Legal expenses                                               81,477       (183,393)           81,477          (183,393)

Depreciation and amortisation expense                                   (3,007)         (4,828)          (3,007)           (4,828)

Occupancy Expenses                                                     (54,253)        (57,079)         (54,253)          (57,079)

Exploration & Development expenses                                    (311,336)     (1,297,000)        (311,336)          (26,030)

Write off receivable - Medco Madura                                 (2,272,054)               -      (2,272,054)                -

Write back of intercompany receivable                                        -                -               -          (162,436)

Gain on sale of investment                              2                    -       1,108,534                -                 -

Other expenses from ordinary activities                                (62,557)        (55,088)         (62,557)          (55,088)
                                                              ---------------------------------   ---------------------------------

Loss before income tax expense                          3           (2,784,287)       (688,710)      (2,784,287)         (688,710)
                                                              ---------------------------------   ---------------------------------

Income tax expense                                                           -               -                -                 -

Loss for the year                                                   (2,784,287)       (688,710)      (2,784,287)         (688,710)

Loss attributable to members of the parent entity
                                                                    (2,784,287)       (688,710)      (2,784,287)        (688,710)
                                                              ---------------------------------   -------------------------------

Basic loss per share (cents per share)                 18               (3.45c)         (0.98c)
Where diluted losses per share are not diluted,
they are not disclosed.


The above income statement should be read in conjunction with the accompanying notes.


                BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2005

                                                               Consolidated Entity              Parent Entity
                                                                 31-Dec-05        31-Dec-04         31-Dec-05       31-Dec-04
                                                       NOTE           $                $                  $               $

ASSETS
Current assets
Cash                                                     7              166,004       1,101,959            165,996       1,101,951
Receivables                                              8                6,352           6,352              6,352           6,352
                                                               ---------------------------------   --------------------------------
Total current assets                                                    172,356       1,108,311            172,348       1,108,303
                                                               ---------------------------------   --------------------------------

Non-current assets
Receivables                                              9            5,680,133       7,952,187          5,974,542       8,246,596
Other financial assets                                  10                    -               -                 10              10
Equipment                                               11                  885           3,892                885           3,892
Oil assets                                              12              294,411         294,411                  -               -
                                                               ---------------------------------   --------------------------------
Total non-current assets                                              5,975,429       8,250,490          5,975,437       8,250,498
                                                               ---------------------------------   --------------------------------
Total assets                                                          6,147,785       9,358,801          6,147,785       9,358,801
                                                               ---------------------------------   --------------------------------

LIABILITIES
Current liabilities
Payables                                                13               38,178         571,373             38,178         571,373
Interest bearing liabilities                            14              204,666         100,000            204,666         100,000
                                                               ---------------------------------   --------------------------------
Total current liabilities                                               242,844         671,373            242,844         671,373
                                                               ---------------------------------   --------------------------------

Non-current liabilities
Provisions                                              15               18,000          16,200             18,000          16,200
                                                               ---------------------------------   --------------------------------
Total non-current liabilities                                            18,000          16,200             18,000          16,200
                                                               ---------------------------------   --------------------------------
Total liabilities                                                       260,844         687,573            260,844         687,573
                                                               ---------------------------------   --------------------------------


                                                               ---------------------------------   --------------------------------
Net assets                                                            5,886,941       8,671,228          5,886,941       8,671,228
                                                               =================================   ================================

EQUITY
Contributed equity                                     16(a)         58,285,996      58,285,996         58,285,996      58,285,996
Accumulated losses                                      17         (52,399,055)     (49,614,768)       (52,399,055)    (49,614,768)
                                                               ---------------------------------   --------------------------------
Total equity                                                          5,886,941       8,671,228          5,886,941       8,671,228
                                                               =================================   ================================



The above balance sheet should be read in conjunction with the accompanying notes.


                             STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED 31 DECEMBER 2005


                                                               Consolidated Entity              Parent Entity
                                                                   31-Dec-05       31-Dec-04          31-Dec-05      31-Dec-04
                                                       NOTE            $               $                  $              $

Cash flows from operating activities
Interest received                                                         7,813         17,028              7,813         17,028
Payments to suppliers and employees                                    (436,633)      (560,514)          (436,633)      (560,514)
                                                               ---------------------------------   -------------------------------
Net cash outflow from operating activities             21(b)           (428,820)      (543,486)          (428,820)      (543,486)
                                                               ---------------------------------   -------------------------------

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura                               -      1,108,534                  -              -
Advance to/(from) controlled entities                                         -              -                  -       (162,436)
Exploration and development expenditure                                (607,135)    (1,270,970)          (607,135)             -
Payment for property, plant & equipment                                       -         (1,062)                 -         (1,062)
                                                               ---------------------------------   -------------------------------
Net cash outflow from investing activities                             (607,135)      (163,498)          (607,135)      (163,498)
                                                               ---------------------------------   -------------------------------

Cash from financing activities
Loan - Major shareholder                                                100,000        100,000            100,000        100,000
Proceeds from the issue of shares                                             -      1,050,000                  -      1,050,000
                                                               ---------------------------------   -------------------------------
Net cash inflow from financing activities                               100,000      1,150,000            100,000      1,150,000
                                                               ---------------------------------   -------------------------------

Net increase/(decrease) in cash                                        (935,955)       443,016           (935,955)       443,016
Cash at the beginning of the period                                   1,101,959        658,943          1,101,951        658,935
                                                               ---------------------------------   -------------------------------
Cash at the end of the period                          21(a)            166,004      1,101,959            165,996      1,101,951
                                                               ---------------------------------   -------------------------------
The above cash flow statement should be read in conjunction with the accompanying notes.


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

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

     Compliance with IFRSs
     Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of CityView Corporation Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure and AASB 124 Related Party Disclosures.

     Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards These financial statements are the first CityView Corporation Limited financial statements to be prepared in accordance with AIFRSs. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

     Financial statements of CityView Corporation Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2004 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005.

     Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 25.

     Early adoption of standard
     The Group has elected to apply AASB 119 Employee Benefits (issued in December 2004) to the annual reporting period beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

     Historical cost convention
     These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

     Critical accounting estimates
     The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

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

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

     Statement of Significant Accounting Policies (cont)

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

     (b) Going Concern
     The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

o The ability of the company to continue as a going concern is dependent on the ability of the company to raise adequate funding for future activities. The Directors have authorised the preparation of a rights issue to raise sufficient working capital to fund ongoing operations.

     (c) Income Tax
     The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

     Deferred tax assets and liabilities are recognised for all temporary differences, between carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, at the tax rates expected to apply when the assets are recovered or liabilities settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. Exceptions are made for certain temporary differences arising on initial recognition of an asset or a liability if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit.

     Deferred tax assets are only recognised for deductible temporary differences and unused tax losses if it is possible that future taxable amounts will be available to utilise those temporary differences and losses.

     Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities, associates and interests in joint ventures where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

     CityView Corporation Limited and its wholly-owned subsidiaries have implemented the tax consolidation legislation for the whole of the financial year 2005. CityView Corporation Limited is the head entity in the tax consolidated group. The stand-alone taxpayer/separate tax payer within a group approach has been used to allocate current income tax expenses and deferred tax balances to wholly-owned subsidiaries that form part of the tax consolidated group. CityView Corporation Limited has assumed all the current tax liabilities and the deferred tax assets arising from unused tax losses for the tax consolidated group via intercompany receivables and payables because a tax funding arrangement has been in place for the whole financial year.

(d)      Foreign Currency
     Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

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


                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

     Statement of Significant Accounting Policies (cont)

     (e) Acquisition, Exploration and Development Expenditure
     The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country.


     While the share of revenue from shareable oil and gas from the operations in Indonesia will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what affect these factors, together with any movements in world oil and gas prices, may have on the future values of any expenditure carried forward.

(f)      Equipment
     Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

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

     (g)  Depreciation
     All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

     (h) Impairment of Assets
     At each reporting date the group assesses whether there is any indication that individual assets are impaired. Where impairment indicators exist, recoverable amount is determined and impairment losses are recognised in the income statement where the asset's carrying value exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

     Where it is not possible to estimate recoverable amount for an individual asset, recoverable amount is determined for cash-generating unit to which the asset belongs.

     (i) Investments
     Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

     (j) Payables
     Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

     (k) Receivables
     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

     (l) Recoverable Amount of Non-Current Assets
     Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount, expected net cash flows have not been discounted. The ultimate recoverability of the receivables and oil asset expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas.
                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

     Statement of Significant Accounting Policies (cont)

   (m)Employee Entitlements
   Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave that will be settled after one year have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

    Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

    The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

                                     Consolidated Entity                     Parent Entity
                                31-Dec-05        31-Dec-04              31-Dec-05      31-Dec-04
                                ---------------------------------   -------------------------------
Number of employees at year end     1               1                        1              1
The Company also uses the services of consultants and contractors on an as needs basis.

(n)    Cash
For the purpose of the statement of cash flows, cash includes:
         - Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
         - Investments in money market instruments with less than 20 days to maturity.

(o)    Revenue
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

(p) Comparative Figures
Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

i.   Earnings per share
  Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to members of CityView Corporation Limited, adjusted for the after tax effect of preference dividends on preference shares classified as equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares during the year.

Diluted earnings per share
Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(r)  GST
Revenues, expenses are recognised net of GST except where GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

                                                         Consolidated Entity                    Parent Entity
                                                               31-Dec-05           31-Dec-04          31-Dec-05       31-Dec-04
                                                                   $                   $                  $               $
2.       Revenue
Revenue - Investing activities
Gain on sale of investment - one fifth Madura field                           -       1,108,534                  -               -
Revenue - From Outside Operating activities

Interest received - other parties                                         7,813          17,028              7,813          17,028
                                                          --------------------------------------   --------------------------------

Total Revenue                                                             7,813       1,125,562              7,813          17,028
                                                          --------------------------------------   --------------------------------



3. Loss from ordinary activities Loss from ordinary activities before income tax has been determined after:
Expenses
General and administrative expenses                                     287,180         329,051            287,180         329,051
Depreciation                                                              3,007           4,828              3,007           4,828
Consultants/Legal Services                                              (81,477)        183,393            (81,477)        183,393
Drilling expenses                                                       311,336       1,297,000            311,336          26,030
Write off receivable- Medco Madura                                    2,272,054               -          2,272,054               -
Write back of intercompany receivables                                        -               -                  -         162,436
Profit from sale of investment - one fifth Madura field                       -       1,108,534                  -               -
4.  Income Tax
(a)      Income tax benefit
Current tax                                                                   -               -                  -               -
Deferred tax                                                                  -               -                  -               -
                                                          --------------------------------------   --------------------------------
                                                                              -               -                  -               -
                                                          --------------------------------------   --------------------------------
Income tax benefit is attributable to:
Loss from continuing operations                                               -               -                  -               -
                                                          --------------------------------------   --------------------------------
Aggregate income tax benefit                                                  -               -                  -               -
                                                          --------------------------------------   --------------------------------


Deferred income tax (revenue) expense comprises:
Decrease (increase) in deferred tax assets                                    -               -                  -               -
Decrease (increase) in deferred tax liabilities                               -               -                  -               -
                                                          --------------------------------------   --------------------------------
                                                                              -               -                  -               -
                                                          --------------------------------------   --------------------------------

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax
expense                                                             (2,784,287)       (688,710)        (2,784,287)       (688,710)
                                                          --------------------------------------   --------------------------------
Tax at the Australian tax rate of 30% (2005-30%)                      (835,286)       (206,613)          (835,286)       (206,613)
Sale Medco Madura $1,108,534 @ 30%                                           -        (332,560)                 -        (332,560)
Income tax benefit not recognised                                       835,286        539,173            835,286         539,173
                                                          --------------------------------------   --------------------------------
Income tax benefit                                                           -               -                  -               -
                                                          --------------------------------------   --------------------------------

                                                                              44

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

4. Income Tax continued

                                                         Consolidated Entity                    Parent Entity
                                                               31-Dec-05           31-Dec-04          31-Dec-05       31-Dec-04
                                                                   $                   $                  $               $
(c)  Tax losses
Unused tax losses for which no deferred tax asset
has been recognised                                                   2,784,287         688,710          2,784,287         688,710
                                                          --------------------------------------   --------------------------------
Potential tax benefit @ 30%                                             835,286         206,613            835,286         206,613
                                                          --------------------------------------   --------------------------------
Total deferred assets not brought to account                          4,918,361       4,083,075                  -               -
                                                          --------------------------------------   --------------------------------


5.  Directors' and Executive's Disclosures
(a) Names and positions held of parent entity directors and specified executives in office at any time during the financial year:

A I Saddique           Chairman
P M Smyth              Chief Executive                    Appointed 6 March 2006
Thinagaran             Director

J F Arbouw             Company Secretary/Director
R M Elliott            Director
B Y Ee                 Chief Executive/Director           Resigned 6 March 2006
Y K Goh                Director                           Resigned 6 March 2006
Md N Ramli             Director                           Resigned 13 June 2005

(b) There were no executives during the financial year other than Ee Beng Yew.

(c)  Remuneration of Directors and Executives
The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

2005               Salary &      Primary            Cash      Non-cash     Post Employment    Equity     Other     Total
Name               Fees          Superannuation     Bonus     Benefits     Superannuation     Options
                                 Contribution
                        $                $             $           $               $              $         $         $

A I Saddique            -                -             -           -               -              -         -         -
B Y Ee                  -                -             -           -               -              -         -         -
Y K Goh                 -                -             -           -               -              -         -         -
Thinagaran              -                -             -           -               -              -         -         -
Md N Ramli              -                -             -           -               -              -         -         -
J F Arbouw              -                -             -           -               -              -         -         -
R M Elliott           18,000             -             -           -               -              -         -       18,000
P M Smyth               -                -             -           -               -              -         -         -


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

Note 5(c)
2004                 Salary &         Primary       Cash       Non-cash     Post Employment    Equity     Other     Total
Name                   Fees       Superannuation     Bonus     Benefits     Superannuation     Options
                                   Contribution
                        $                $             $           $               $               $         $         $

A I Saddique            -                -             -           -               -              -         -         -
B Y Ee                  -                -             -           -               -              -         -         -
Y K Goh                 -                -             -           -               -              -         -         -
Thinagaran              -                -             -           -               -              -         -         -
Md N Ramli              -                -             -           -               -              -         -         -
J F Arbouw              -                -             -           -               -              -         -         -
R M Elliott           12,000             -             -           -               -              -         -       12,000
P M Smyth               -                -             -           -               -              -         -         -


Shareholdings of Directors
The shareholdings of directors and related parties as at the date of this report are:

Directors                                                         Shares                                               Options
A I Saddique              Mr  Saddique is a director  and  shareholder  of  Midwestern  Oil Pte Ltd,  which owns         Nil
                          15,802,000 fully paid ordinary shares in CityView. Mr
                          Saddique is also a director and shareholder of Thomas
                          Omar Pte Ltd, which owns 500,000 fully paid ordinary
                          shares in CityView.

B Y Ee                    Mr Ee is a shareholder  of Midwestern Oil Pte Ltd,  which owns  15,802,000  fully paid         Nil
                          ordinary shares in CityView.

Y K Goh                   Mr Goh is a shareholder of Midwestern Oil Pte Ltd,  which owns  15,802,000  fully paid         Nil
                          ordinary shares in CityView.

Thinagaran                Nil                                                                                            Nil

Md N Ramli                Nil                                                                                            Nil

J F Arbouw                30,425                                                                                         Nil

R M Elliott               Nil                                                                                            Nil
P M Smyth                 Nil                                                                                            Nil


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004



                                                               Consolidated Entity              Parent Entity
                                                                  31-Dec-05        31-Dec-04          31-Dec-05       31-Dec-04
                                                                      $                $                  $               $
6.   Remuneration of Auditors
Amounts paid/payable to BDO for audit of the financial report for the company:

Auditing services                                                       42,565           38,165             42,565          38,165
                                                               ---------------------------------   --------------------------------
                                                                        42,565           38,165             42,565          38,165
                                                               ---------------------------------   --------------------------------
Amounts paid/payable to BDO for non-audit taxation services
performed for the company:

Taxation services                                                        6,300            7,905              6,300           7,905
                                                               ---------------------------------   --------------------------------
                                                                         6,300            7,905              6,300           7,905
                                                               ---------------------------------   --------------------------------

7.   Cash
Cash on hand                                                               500              500                500             500
Cash at bank                                                           106,108        1,101,459            106,100       1,101,451
Deposits at call                                                        59,396                -             59,396               -
                                                               ---------------------------------   --------------------------------
                                                                       166,004        1,101,959            165,996       1,101,951
                                                               ---------------------------------   --------------------------------

Cash on hand is non interest bearing.
Cash at bank and deposits at call attract an interest rate of 3.40% (2004 5.06%)
These deposits have an average maturity of 20 days.

8.   Current Receivables
Deposits                                                                 6,352            6,352              6,352           6,352
                                                               ---------------------------------   --------------------------------
                                                                         6,352            6,352              6,352           6,352
                                                               ---------------------------------   --------------------------------

9.    Non Current Receivables
Loans to controlled entities - at cost                                       -                -            294,409       4,570,045
Provision for doubtful debt - at cost                                        -                -                  -     (4,275,636)
Loan to Sands Solutions - at cost                                            -        3,000,000                  -       3,000,000
Provision for doubtful debt - at cost                                        -      (3,000,000)                  -     (3,000,000)
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                                  5,680,133        7,952,187          5,680,133       7,952,187
                                                               ---------------------------------   --------------------------------
                                                                     5,680,133        7,952,187          5,974,542       8,246,596
                                                               ---------------------------------   --------------------------------


                                                                              47

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

                                                               Consolidated Entity              Parent Entity
                                                                  31-Dec-05        31-Dec-04          31-Dec-05       31-Dec-04
                                                                      $                $                  $               $
10.  Non-Current Other Financial Assets
CityView Asia Pty Ltd                                                        -                -                 10              10
                                                               ---------------------------------   --------------------------------
Total Non-Current other financial assets                                     -                -                 10              10
                                                               ---------------------------------   --------------------------------

11.   Equipment
Equipment at cost                                                       30,175           30,175             30,175          30,175
Less accumulated depreciation                                         (29,290)         (26,283)           (29,290)        (26,283)
                                                               ---------------------------------   --------------------------------
                                                                           885            3,892                885           3,892
                                                               ---------------------------------   --------------------------------

Balance at the beginning of year                                         3,892            7,658              3,892           7,658
Additions                                                                    -            1,062                  -           1,062
Depreciation expense                                                     3,007          (4,828)              3,007         (4,828)
                                                               ---------------------------------   --------------------------------
Carrying amount at year end                                                885            3,892                885           3,892
                                                               ---------------------------------   --------------------------------

12.   Oil Asset
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest - at cost.                                                            -      5,678,581                  -               -
a.       Simenggaris pre drilling                                        294,409              -                  -               -
b.       Madura                                                                1              -                  -               -
c.       Simenggaris                                                           1              -                  -               -
Provision for write-down of areas of interest                                  -    (5,384,170)                  -               -
                                                               ---------------------------------   --------------------------------
                                                                         294,411        294,411                  -               -
                                                               ---------------------------------   --------------------------------

 The pre drilling cost at Simenggaris of $294,409.00 has been capitalised.

13.   Current Payables
Unsecured:
Trade creditors                                                              -          242,897                  -         242,897
Accrued expenses                                                        22,233          328,476             22,233         328,476
Annual leave provision                                                  15,945                -             15,945               -
                                                               ---------------------------------   --------------------------------
                                                                        38,178          571,373             38,178         571,373
                                                               ---------------------------------   --------------------------------

14.   Interest Bearing Liabilities
Loan payable to a major shareholder                                    204,666          100,000            204,666         100,000
                                                               ---------------------------------   --------------------------------
                                                                       204,666          100,000            204,666         100,000
                                                               ---------------------------------   --------------------------------
o
o        The loan payable is unsecured and bears a 7% per annum rate of interest. The loan is repayable on demand.
o
o        15.      Non Current Payables
Long service leave provision                                            18,000           16,200             18,000          16,200
                                                               ---------------------------------   --------------------------------
                                                                        18,000           16,200             18,000          16,200
                                                               ---------------------------------   --------------------------------


Balance at the beginning of year                                        16,200           14,400             16,200          14,400
Add long service leave provision                                         1,800            1,800              1,800           1,800
                                                               ---------------------------------   --------------------------------
                                                                        18,000           16,200             18,000          16,200
                                                               ---------------------------------   --------------------------------

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005
16.   Contributed Equity
(a) Share capital
         During the year ended 31 December 2005, no shares were issued by the Company.

                                               Number of Shares    Share Capital
                                                                     $
Ordinary fully paid shares at 31 December 2004    80,661,616         58,285,996
Ordinary fully paid shares at 31 December 2005    80,661,616         58,285,996


Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b) Options:
         As at 31 December 2005 there were no options on issue.

(c) Dividends:
         The Directors declared no dividend during the reporting period.

(d)      Franking credits
         The Company retains no franking credits for the year ended 31 December 2005 and the year ended 31 December 2004.


17.     Accumulated losses

                                                                       Consolidated Entity           Parent Entity



Accumulated losses at the beginning of the financial
year Net loss attributable to the members of the parent
entity Accumulated losses at the end of this
financial year
                                                                   31-Dec-05      31-Dec-04          31-Dec-05       31-Dec-04
                                                                       $              $                  $               $
                                                                    49,614,768      48,926,058          49,614,768     48,926,058
                                                                     2,784,287         688,710           2,784,287        688,710
                                                                 ------------------------------  ---------------------------------
                                                                    52,399,055      49,614,768          52,399,055     49,614,768
                                                                 ------------------------------  ---------------------------------



18. Earnings per share                                    31-Dec-05    31-Dec-04
(a) Basic and diluted loss per share (cents per share)
The weighted average number of ordinary shares on         (3.45c)      (0.98c)
issue used in the calculation of basic and diluted
losses per share                                         80,661,616   70,190,383

(b) Diluted losses per share are not disclosed, as they are not diluted.

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

19.  Financial Reporting by Segments

(a) Primary Segments


                                       Investments                       Exploration                      Consolidated
                                     31 Dec 05         31 Dec 04      31 Dec 05      31 Dec 04             31 Dec 05       31 Dec 04
                                      $                $                $              $                     $              $

Other revenue/income                     7,813            17,028              -              -                 7,813          17,028
                                --------------- ----------------- -------------- -------------- ------ -------------- --------------
Segment profit/(loss) after
income tax                           (200,897)         (500,244)    (2,583,390)      (188,466)           (2,784,287)       (688,710)
                                --------------- ----------------- -------------- -------------- ------ -------------- --------------
Segment Assets                         173,241         1,112,203      5,974,544      8,246,598             6,147,785       9,358,801

Segment Liabilities                  (260,844)         (687,573)              -              -             (260,844)       (687,573)

Depreciation/amortisation              (3,007)           (4,828)              -              -               (3,007)         (4,828)


The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of oil and gas interests


(b) Secondary Segments
                                         Indonesia                          Australia                      Consolidated
                                       31 Dec 05       31 Dec 04      31 Dec 05           31 Dec 04      31 Dec 05       31 Dec 04
                                        $               $               $                    $             $              $
Other revenue/income                           -               -          7,813              17,028          7,813          17,028
                                 ---------------- --------------- -------------- ------------------- -------------- ---------------
Segment profit/ (loss) after
income tax                           (2,583,390)       (188,466)      (200,897)           (500,244)    (2,784,287)       (688,710)
                                 ---------------- --------------- -------------- ------------------- -------------- ---------------
Segment Assets                         5,974,544       8,246,598        173,241           1,112,203      6,147,785       9,358,801

Segment Liabilities                            -               -      (260,844)           (687,573)      (260,844)       (687,573)

Depreciation/amortisation                      -               -        (3,007)             (4,828)        (3,007)         (4,828)

The pricing of inter segmental transactions is the same as prices charged on transactions with parties outside the economic entity.



20.  Particulars Relating to All Entities
                                                       Country of        Type of         Principal        Ownership interest
                                                      Incorporation    Shares Held       Activity
Parent entity                                                                                              2005          2004
                                                                                                           ----          ----
CityView Corporation Limited                            Australia        Ordinary       Investment         100%          100%

Controlled entities
CityView Asia Pty Ltd                                   Australia        Ordinary       Exploration        100%          100%

Others
Medco Madura Pty Ltd                                    Australia        Ordinary       Exploration       2.65%           20%
Medco Simenggaris Pty Ltd                               Australia        Ordinary       Exploration       2.50%           25%

The reduction in ownership interest in Medco Simenggaris was announced on 23 January 2006.

The reduction in ownership interest in Medco Madura was announced on 2 March 2006.

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

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005



                                                               Consolidated Entity              Parent Entity

                                                                  31-Dec-05        31-Dec-04          31-Dec-05         31-Dec 04
21.  Notes to Statement of Cash Flow                                  $                $                  $                  $
(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the statement of cash flows is reconciled to the
related items in the balance sheet as follows:

Cash                                                                  166,004         1,101,959            165,996      1,101,951
                                                               ---------------------------------   -------------------------------
                                                                      166,004         1,101,959            165,996      1,101,951
                                                               ---------------------------------   -------------------------------


(b) Reconciliation of loss from ordinary activities after tax to net cash (used by) operating activities
Loss from ordinary activities                                        (2,784,287)      (688,710)       (2,784,287)       (688,710)
Add non cash operating items:
Depreciation                                                               3,007          4,828             3,007           4,828
Exploration & Development expenditure Simenggaris                        294,409      (294,409)           294,409       (294,409)
Exploration & Development expenditure Madura written off                 312,726      1,270,970           312,726               -
Gain on sale of investment                                                     -    (1,108,534)                 -               -
Provision for write down of inter company receivable                           -              -                 -         162,436
Loan - Major shareholder                                               (100,000)              -         (100,000)               -
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:
(Increase)/decrease in receivables                                     2,272,054              -         2,272,054               -
(Decrease)/increase in payables                                        (428,529)        270,569         (428,529)         270,569
Increase in provisions                                                     1,800          1,800             1,800           1,800
                                                                 -------------------------------   -------------------------------
Net cash (used) by operating activities                                (428,820)      (543,486)         (428,820)       (543,486)
                                                                 -------------------------------   -------------------------------


(c) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.
o
22.  Related Party Disclosures
Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)      Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2005:

A I Saddique    B Y Ee          Resigned 6 March 2006
Thinagaran      Y K Goh         Resigned 6 March 2006
J F Arbouw      Md N Ramli      Resigned 13 June 2005
R M Elliott     P M Smyth       Appointed 6 March 2006

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b) Interests of directors As at 31 December 2005 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:
                                  31 December 05              31 December 04

Shares (note 5(b))                16,332,425                  16,332,425
Options                               Nil                         Nil

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005
Note 22 Related Party (continued)


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

(f) Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $2,272,052 respectively; although these companies are not part of the consolidated entity (refer to Note 10).

(g)  Loan from a major shareholder - Terms of loan as disclosed in note 15.

23.  Commitments for Expenditure
     The cost of any work to the Madura and Simenggaris blocks will be met by the Company by the dilution of its equity interests in both Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd.

24.  Subsequent Events
     The Directors have authorised the preparation of a rights issue to raise sufficient working capital to fund ongoing operations.
     .
     Effective 6 March 2006, the Company announced the resignation of Ee Beng Yew as Chief Executive Officer and Director together with Goh Yong Kheng as a Director and member of the Audit Committee. Peter Mark Smyth was appointed as Chief Executive Office and Director. A release has been received from Mr Smyth's company - Romarcam Investments for the release of past debt.

25. Explanation of transition to Australian Equivalents to International Financial Reporting Standards

1. Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity reported under Australian Equivalents to International Financial Reporting Standards (AIFRS):

(a) At the date of transition to AIFRS: 1 January 2004. The adoption of AIFRS has not resulted in any adjustments at this date.

(b) At the end of the last reporting period under previous AGAAP: 31 December 2004. The adoption of AIFRS has not resulted in any adjustments at this date.

2. Reconciliation of profit reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity reported under Australian Equivalents to International Financial Reporting Standards (AIFRS):

(a) At the date of transition to AIFRS: 1 January 2004. The adoption of AIFRS has not resulted in any adjustments at this date.

(b) At the end of the last reporting period under previous AGAAP: 31 December 2004. The adoption of AIFRS has not resulted in any adjustments at this date.

3. Reconciliation of cash flow statements reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity reported under Australian Equivalents to International Financial Reporting Standards (AIFRS):

(a) At the date of transition to AIFRS: 1 January 2004. The adoption of AIFRS has not resulted in any adjustments at this date.

(b) At the end of the last reporting period under previous AGAAP: 31 December 2004. The adoption of AIFRS has not resulted in any adjustments at this date.
                                                                              52

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION ("US GAAP")

The following is a summary of all material differences between Australian equivalents to international financial reporting standards and United States generally accepted accounting principles.

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

(c)      Income tax
There are no major differences between accounting for income tax under Australian IFRS and US GAAP. However, where adjustments for other reconciling items result in a permanent difference, appropriate adjustment has been made.

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

(e)      Principles of Consolidation
As indicated in Note 1(l) to the financial statements, Australian IFRS requires consolidation of controlled entities. In accordance with Australian IFRS, control exists where an entity has the "capacity to dominate decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires than an entity must control another entity usually as indicated by its ownership interests. As the ownership interest in the Company's subsidiaries is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be based on the proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2003, 31 December 2004 and 31 December 2005 and therefore no reconciliation adjustment is required.

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

(g)      Employee Stock Purchase Plan
The Company has one stock-based compensation plan. The Company applies Australian IFRS and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. For the years ended 31 December 2004 and 2005 no stock based compensation has been made.

Reconciliation Adjustments
The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2005 and 2004 using the US GAAP basis of accounting for the matters outlined in items (a) to (f) above.


                                                       31 Dec 05                    31 Dec 04
Reconciliation Adjustments                         US$           A$                      A$
--------------------------------------------- ----------------------------- -----------------------


Net income (loss) after Tax in accordance
with Australian IFRS                            (2,123,854)    (2,784,287)               (688,710)

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                          1,733,122      2,272,054               (294,409)


                                              -------------- -------------- -----------------------
Net income (loss) after tax in accordance
with US GAAP                                      (390,732)      (512,233)               (983,119)

                                              -------------- -------------- -----------------------

Earnings (loss) per share after tax in accordance  (.005)            (.006)                 (.012)
 With US GAAP (in cents)

                                                       31 Dec 05                    31 Dec 04
                                                         US$        A$                  A$
--------------------------------------------- ----------------------------- -----------------------

Shareholder's equity attributable to member
of the chief entity in accordance with
Australian IFRS                                   4,490,558      5,886,941              8,671,228

Reconciliation Adjustments
Exploration expenditure written-off as
incurred                                        (4,557,380)    (5,974,542)             (8,246,596)
                                              -------------- -------------- -----------------------
Total shareholder's equity in accordance
with US GAAP                                       (66,822)       (87,601)                424,632
                                              -------------- -------------- -----------------------

ITEM 27. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 28. EXHIBITS

None

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.


                          CITYVIEW CORPORATION LIMITED




P M Smyth
Director

Dated  June 27, 2006

CERTIFICATIONS

I, Peter Mark Smyth, the Chief Executive Officer certify that:


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



Date: June 27, 2006



                                 By: /S/ P M Smyth
                                     -----------------------------------
                                         P M Smyth
                                         Chief Executive Officer


* Provide a separate certification for each principal executive officer and principal financial officer of the registrant. See Rules 13a-14 and 15d-14. The required certification must be in the exact form set forth above.

CERTIFICATIONS


I, P M Smyth, the Chief Financial Officer certify that:


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



Date: June 27, 2006

                                    By: /S/ P M Smyth
                                    -----------------------------------
                                            P M Smyth
                                            Chief Executive Officer