Form 20-F/A
period 2005-12-31
CITYVIEW CORP LTD /NEW/
filed 2006-10-20
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F/A


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

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it was believed that some degree of blockage was present at the casing perforation due to plugging by loose shale. The final results for the zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate, 51.3 API, and 0.670 MMSCF/D gas. The Operator re-mapped the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well was suspended in consideration of drilling delineation well and the possibility of production from the Sebaya well at a later date, should the structure be determined to be of commercial value.

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

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (i.e. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for zone 5614 to 5622 feet suggested gas and light oil/condensate with 15% porosity.

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

The Company generated cash flows from financing activities of AUD$100,000 in the year ended December 31, 2005 compared to AUD$1,150,000 in the year ended December 31, 2004. Cash flows from financing activities were by way of a loan from the company's major shareholder.

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

Directors/Officers
-------------------------- -----------------------------------------------------
Name                        Number of Shares                      Options
-------------------------- -----------------------------------------------------
Mahmood al Ansari           1,000,000                            1,000,000
Chairman
Villa 5, 83 C Street
Dubai
United Arab Emirates
-------------------------- -----------------------------------------------------
PM Smyth                   Mr Smyth's Superannuation Fund        1,050,426
Chief Executive Officer    owns 1,050,426 fully paid Ordinary
12/30 Jarrad Street        shares in City View
Cottesloe  WA  6011
-------------------------- -----------------------------------------------------
John Jacoby                 100,000                                100,000
Director/Secretary
32 Taylor Road
Nedlands  WA  6009
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

D.       American Depositary Shares
Not applicable



PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable


ITEM 15.  Controls and Procedures
CityView's management, under the supervision and with the participation of it's chief executive officer and chief accounting officer, conducted an evaluation of it's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15 and 15d-15). CityView's chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2005, its disclosure controls and procedures are effective.

During the fiscal year 2005, there were no changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.


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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityView Corporation Limited at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with Australian equivalent to International Financial Reporting Standards.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in Note 10, the ultimate recoverability of the loans amounting to $5,680,133 from Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependant upon the future development and successful exploitation or possible sale of the underlying areas of interest.


/s/ BDO Chartered Accountants
BDO Chartered Accountants
Perth, Australia
Date 30 June 2006

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


                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

     Statement of Significant Accounting Policies (cont)

     (e) Acquisition, Exploration and Development Expenditure
     The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at full cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country.


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


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

                                                         Consolidated Entity                    Parent Entity
                                                               31-Dec-05           31-Dec-04          31-Dec-05       31-Dec-04
                                                                   $                   $                  $               $


The following note 2 is a detail of revenue.
The following note 3 is a detail of expenditure
The following note 4 is the income tax calculation derived from revenue (note 2) less expenditure
(note 3)


2.       Revenue
Revenue - Investing activities
Gain on sale of investment - one fifth Madura field                           -       1,108,534                  -               -
Revenue - From Outside Operating activities

Interest received - other parties                                         7,813          17,028              7,813          17,028
                                                          --------------------------------------   --------------------------------

Total Revenue                                                             7,813       1,125,562              7,813          17,028
                                                          --------------------------------------   --------------------------------




3. Loss from ordinary activities Loss from ordinary activities before income tax has been determined after:
Expenses
General and administrative expenses                                     287,180         329,051            287,180         329,051
Depreciation                                                              3,007           4,828              3,007           4,828
Consultants/Legal Services                                              (81,477)        183,393            (81,477)        183,393
Drilling expenses                                                       311,336       1,297,000            311,336          26,030
Write off receivable- Medco Madura                                    2,272,054               -          2,272,054               -
Write back of intercompany receivables                                        -               -                  -         162,436
                                                          --------------------------------------   --------------------------------
                                                                      2,792,100       1,814,272          2,792,100         705,738
                                                          --------------------------------------   --------------------------------
4.  Income Tax
(a)      Income tax benefit
Current tax                                                                   -               -                  -               -
Deferred tax                                                                  -               -                  -               -
                                                          --------------------------------------   --------------------------------
                                                                              -               -                  -               -
                                                          --------------------------------------   --------------------------------
Income tax benefit is attributable to:
Loss from continuing operations                                               -               -                  -               -
                                                          --------------------------------------   --------------------------------
Aggregate income tax benefit                                                  -               -                  -               -
                                                          --------------------------------------   --------------------------------



Deferred income tax (revenue) expense comprises:
Decrease (increase) in deferred tax assets                                    -               -                  -               -
Decrease (increase) in deferred tax liabilities                               -               -                  -               -
                                                          --------------------------------------   --------------------------------
                                                                              -               -                  -               -
                                                          --------------------------------------   --------------------------------

(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax
expense                                                             (2,784,287)       (688,710)        (2,784,287)       (688,710)
                                                          --------------------------------------   --------------------------------
Tax at the Australian tax rate of 30% (2005-30%)                      (835,286)       (206,613)          (835,286)       (206,613)
Sale Medco Madura $1,108,534 @ 30%                                           -        (332,560)                 -        (332,560)
Income tax benefit not recognised                                       835,286        539,173            835,286         539,173
                                                          --------------------------------------   --------------------------------
Income tax benefit                                                           -               -                  -               -
                                                          --------------------------------------   --------------------------------

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





The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent monies owing to CityView for exploration expenditure previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by CityView. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies. Failure to exploit the blocks will result in CityView taking a loss and writing the loans off.

CityView maintains a 2.65% ownership interest in Medco Madura Pty Ltd and a 2.50% ownership interest in Medco Simenggaris.

Drilling of two wells at Simenggaris is scheduled for early 2006 and drilling at Madura is scheduled for July/August 2006.

At the evaluation date of December 31, 2005 and pending the drilling results, the directors remain confident of the recoverability of the loans.

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


(f) Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $2,272,052 respectively; although these companies are not part of the consolidated entity (refer to Note 9).


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