Form 20-F/A
period 2005-12-31
CITYVIEW CORP LTD /NEW/
filed 2006-12-11
CIK 1023130

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

Yes     No      Not Applicable


Additional Disclosure and Amendments

We have amended our Form 20-F for the year ended December 31, 2005 to include additional disclosure and amendments and to correct the auditors' opinion which inadvertently indicated that the financial statements were prepared in accordance with generally accepted accounting principles in the United States of America. The financial statements are prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS") and include reconciliation to United States generally accepted accounting principles.

Additional disclosure and amendments are as follows:

     Page         Description

     28          Item 15 amendment
     35          Audit opinion amendment
     41          Note (e) amendment
     44          Disclosure
     44          Note 3 amendment
     47          Note 9 disclosure
     50          Note 20 amendment
     52          Note 22 (f) amendment
     54          Note 26 (b) amendment
     54          Note 26 (f) amendment
     58          Certifications amendment
     59          Certifications amendment

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


/s/ BDO Chartered Accountants
BDO Chartered Accountants
Perth, Australia
Date 30 June 2006
                                                                              35

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

(b)      Capitalized Exploration Expenditure



CityView, adopts the sucessfull efforts method of accounting in relation to it's oil and gas activities.

All exploration expenditure incurred by CityView, directly or through it's joint venture interest, are capitalized as incurred to the extent the expenditure is expected to be recouped through the sale of successful development of the area, or where the activities have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. US GAAP requirements indicate that these costs are generally written-off as incurred, oruntil economically recoverable reserves are identified.

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

(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be calculated on the units of production method based on estimated proven and probable reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2003, 31 December 2004 and 31 December 2005 and therefore no reconciliation adjustment is required.

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

Dated  December 11, 2006