Form 20-F/A
period 2005-12-31
CITYVIEW CORP LTD /NEW/
filed 2007-01-19
CIK 1023130

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

Additional disclosure and amendments are as follows:

     Page           Description

     28           Item 15 amendment
     35           Audit opinion amendment
     41           Note (e) amendment
     44           Disclosure
     44           Note 3 amendment
     47           Note 9 disclosure
     50           Note 20 amendment
     52           Note 22 (f) amendment
     54           Note 26 (b) amendment
     54           Note 26 (f) amendment
     58           Certifications amendment
     59           Certifications amendment
                                                                               2

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

BDO                CHARTERED ACCOUNTANTS
                   & ADVISERS
                                Level 8, 256 St. George's Terrace Perth WA 6000 PO Box 7426 Cloisters Square Perth WA 6850
                                Tel: (61-8) 9360 4200
                                Fax: (61-8) 9481-2524
                                Email: bdo@bdowa.com.au

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

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 9).

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

(b)      Capitalized Exploration Expenditure

CityView adopts the successful efforts method of accounting in relation to its oil and gas activities. Under this method, the costs of successful wells, acquisition costs such as leases and permits and development costs are capitalized and amortized on a, units of production basis over the life of the related reserves. Amortization is determined on a field by field basis. Unproved properties with significant acquisition costs are assessed quarterly for impairment in value, with any impairment charged to expenses. The successful efforts method also imposes limitations on the carrying value of proved properties. Proved oil and gas properties are reviewed for impairment quarterly or whenever circumstances change indicating that the carrying amounts may not be recoverable, with any impairment charged to expenses.
Exploratory drilling costs are initially capitalized pending determination of proved reserves and are charged to expense if no proved reserves are found.

CityView, through its wholly owned subsidiary CityView Asia holds a 2.65% interest in the Madura field and a 2.5% interest in the Simenggaris field in Indonesia. At December 31, 2005 Medco, the joint venture operator has plans for further drilling at the two fields however to date no economically proven reserves have been discovered.

At December 31, 2005 CityView has recorded on its balance sheet a non current receivable which relates to previously expended oil and gas drilling and acquisition costs at Madura and Simenggaris. These amounts have been written off under the US GAAP reconciliation due to the failure of any economically proven reserves being discovered.

CityView and the joint venture operator Medco have an agreement in place stating that all monies previously expended by CityView in relation to Madura and Simenggaris would be converted to a loan and repaid to CityView upon the successful development or sale of the Madura and Simenggaris fields.
The leases at Madura and Simenggaris are due to expiry late 2007 and as at December 31,2005 no economically proven reserves had been discovered. Due to the inconclusive drilling results at Simenggaris the directors decided to impair the value of the Simenggaris receivable by writing down its value due to uncertain future cash flows.

There is a difference in non current receivables between the Parent and Consolidated entity of A$294,409. Under item 9 of note 17 on page 47 the parent entity recorded a loan to its subsidiary CityView Asia of A$294,409 for pre drilling costs at Simenggaris. This increased non current receivables in the parent entity and under note 12 on page 48 the same amount was recorded as drilling costs under the heading oil asset in the consolidated entity. The total value of non current receivables in the parent entity is A$5,974,542 and in the consolidated entity corresponds to non current receivables of A$5,680,133 and oil assets of $294,409


(c)      Income tax
There are no major differences between accounting for income tax under Australian IFRS and US GAAP. However, where adjustments for other reconciling items result in a permanent difference, appropriate adjustment has been made.

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

(e)      Principles of Consolidation
As indicated in Note 1(l) to the financial statements, Australian IFRS requires consolidation of controlled entities. In accordance with Australian IFRS, control exists where an entity has the "capacity to dominate decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires that an entity must control another entity usually as indicated by its ownership interests. As the ownership interest in the Company's subsidiaries is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.


(f) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be calculated on the units of production method based on estimated proven reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2003, 31 December 2004 and 31 December 2005 and therefore no reconciliation adjustment is required.

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


                          CITYVIEW CORPORATION LIMITED



/s/ P M Smyth
---------------
    P M Smyth
    Director

Dated  January 17, 2007