Form 20-F
period 2006-12-31
CITYVIEW CORP LTD /NEW/
filed 2007-06-29
CIK 1023130

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
  ACT OF 1934
  For the calendar year ended December 31, 2006

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

                             182,333,232 ordinary shares as at December 31, 2006

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

Yes     No      Not Applicable

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated form as it appeared in the Annual Report for the year ended December 31, 2006 as filed with Australian Stock Exchange Limited on March 28, 2007.

Directors
P M Smyth                  Chief Executive           Appointed March 6, 2006
Mahmood al Ansari          Director                  Appointed May 11, 2006
John Jacoby                Director                  Appointed May 10, 2006


Company Secretary
John Jacoby

Registered Office
Level 9,
28 The Esplanade
Perth         Western Australia   6000

Principal Place of Business
Level 9,
28 The Esplanade
Perth         Western Australia   6000
Telephone:        (61-8) 9226 4788
Facsimile:        (61-8) 9266 4799
Email:            info@cityviewcorp.com
Web:              www.cityviewcorp.com

Auditor
BDO Kendalls (WA)
128 Hay Street
Subiaco   Western Australia   6008

Australian Share Registry
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:      (61-8) 9323 2000
Facsimile:       (61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone:  (303) 262 0600
Facsimile:  (303) 262 0700

Attorney - Australia
Simon Watson
17 Ord Street
West Perth Western Australia 6005

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

A.       Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which were examined by Feldman Sherb and Co., P.C. (hereinafter "Feldman") in their report for the year ended December 31, 2002, and BDO Kendalls ("BDO") for year ended December 31, 2003, 2004, 2005 and 2006.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS"), which may vary in certain respects from generally accepted accounting principles in the United States ("US GAAP"). Compliance with Australian IFRS ensures that the consolidated financial statements and notes for CityView Corporation Limited comply with International Financial Reporting Standards.

The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial review and Prospects." The Company has not declared a dividend during each of the years ended December 31, 2002 through 2006 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulated Deficit Data:

                                           Year Ended       Year Ended      Year Ended      Year Ended       Year Ended
                                           December 31     December 31     December 31      December 31      December 31
                                              2002             2003            2004            2005             2006

Amounts in Accordance with
Australian IFRS                                     AUD$            AUD$            AUD$             AUD$             AUD$
Income Statement Data:
Operating Revenues

Loss from continuing operations (1)                                            (688,710)      (2,784,287)      (7,021,725)

Per Ordinary Share (dollars)                                                      (.098)           (.345)           (.502)

Balance Sheet Data:
Total Assets                                                                   9,358,801        6,147,785        2,969,661

Shareholder's equity                                                           8,671,228        5,886,941        2,957,158

Amounts in Accordance with US GAAP
Income Statement Data:
Operating Revenues

Loss from continuing operations              (4,683,438)     (1,585,390)       (983,119)        (512,233)      (1,047,183)

Per Ordinary Share (dollars)                       (.07)          (.026)          (.012)           (.006)           (.005)

Balance Sheet Data:
Total Assets                                   2,040,416         672,955       1,112,205          173,243        2,969,661

Shareholder's equity                           1,943,141         357,751         424,632         (87,601)        2,957,158



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

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.       Five Most Recent Financial Years

------------------------------------ ------------ ------------- -------------- ------------
                 Period                  High          Low        Period End      Average
------------------------------------ ------------ ------------- -------------- ------------
12 months to December 31, 2002          0.6259        0.5049         0.5612       0.5424
------------------------------------ ------------ ------------- -------------- ------------
12 months to December 31, 2003          0.7493        0.5588         0.7495       0.6525
------------------------------------ ------------ ------------- -------------- ------------
12 months to December 31, 2004          0.8005        0.6773         0.7801       0.7371
------------------------------------ ------------ ------------- -------------- ------------
12 months to December 31, 2005          0.7988        0.7233         0.7301       0.7628
------------------------------------ ------------ ------------- -------------- ------------
12 months to December 31, 2006          0.7929        0.7014         0.7893       0.7536
------------------------------------ ------------ ------------- -------------- ------------

B.     Previous Six Months

------------------------------------------- ------------ ------------- -------------- ------------
                 Period                         High          Low        Period End      Average
------------------------------------------- ------------ ------------- -------------- ------------
November 1 to November 30, 2006                0.7854        0.7615         0.7834       0.7717
------------------------------------------- ------------ ------------- -------------- ------------
October 1 to October 31, 2006                  0.7701        0.7413         0.7691       0.7531
------------------------------------------- ------------ ------------- -------------- ------------
September 1 to September 30, 2006              0.7720        0.7433         0.7468       0.7565
------------------------------------------- ------------ ------------- -------------- ------------
August 1 to August 31, 2006                    0.7715        0.7551         0.7635       0.7631
------------------------------------------- ------------ ------------- -------------- ------------
July 1 to July 31, 2006                        0.7674        0.7377         0.7674       0.7516
------------------------------------------- ------------ ------------- -------------- ------------
June 1 to June 30, 2006                        0.7652        0.7269         0.7301       0.7415
------------------------------------------- ------------ ------------- -------------- ------------

C.     Latest Practicable Date
At June 19, 2007 the Australian dollar expressed in US dollars per AUD$1.00 was $0.8430

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

As of June 19, 2007 the Company had 1,213 holders of record of its Ordinary Shares.

The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company's Ordinary Shares as reflected on the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2007.

---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
     Quarter Ending            High            High                Low                 Low          Volume in 000's
                               AUD $           US $               AUD $               US $
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
March 2005                     0.075           0.065              0.043               0.031                4,534,197
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
June 2005                      0.045           0.030              0.033               0.025                  586,848
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
September 2005                 0.070           0.034              0.036               0.022                  990,760
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
December 2005                  0.040           0.024              0.036               0.015                  822,848
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
March 2006                     0.089           0.060              0.045               0.028                2,305,572
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
June 2006                      0.058           0.055              0.041               0.034                9,175.911
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
September 2006                 0.058           0.039              0.038               0.031                3,482,310
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
December 2006                  0.160           0.150              0.070               0.061                7,899.824
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------
March 2007                     0.105           0.100              0.081               0.064                6,873,787
---------------------------- ------------ ------------------ ------------------- ------------------ -------------------

Company Auditors
BDO Kendalls (through its office in Perth, Western Australia) is the Company's independent auditor in all jurisdictions.

Capitalization and Indebtedness
Not applicable

Reasons for the Offer and Use of Proceeds
Not applicable

Risk Factors
Risks In Respect of the Company's Energy Portfolio

1.   Commodity prices and in particular the price of oil and gas;
2.   Currency exchange rate fluctuations;
3. The strength of the equity markets at the time of any capital raising by the Company;
4.   Judicial decisions and legislative amendments;
5. "Environmental management issues with which the Company may from time to time have to comply;
6. General economic conditions in Australia, Angola and South East Asian countries and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7. Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves and competent management; and
8.   Political stability of Angola and South East Asian countries.

There is no assurance that any of the Company's energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is concluded and an economic and feasibility study based upon such work is conducted and concluded.

Recoverability by the Company of Loans to Other Companies.

The "MEDCO" Loans
The loans of AUD$5,680,133 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans was strictly dependent upon the future development and successful exploitation of the Madura and Simenggaris blocks by those companies.
By December 31, 2006 the directors of the company made the decision to write off the Medco Loans in full due to the expiry of the leases drawing near and the lack of any proven reserves being discovered.


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

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to "Australian Dollars" or "AUD$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. For information regarding rates of exchange between Australian dollars and US dollars from 2002 to the present, see "Item 3A. Selected Financial Data - Exchange Rates."

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. Accordingly, we file monthly Forms 6-K and Annual Form 20-F with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public at the SEC's web site at "http:/www.sec.gov."

The current financial period is for the twelve months ended December 31, 2006. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. Such financial statements have been audited in accordance with PCAOB Generally Accepted Auditing Standards. The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian IFRS, which are required to be furnished to shareholders under Australian law. Australian IFRS may vary in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 2006, 2005 and 2004 are disclosed in footnote (29) to the financial statements contained herein.

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

B        Business Overview

General
Because of the disappointing results from its Indonesian projects the Company has changed it focus to Angola for acquisitions and development of oil and gas and mineral reserves. Angola was selected after considering resources prospectively, demand for the produced product, availability of supportive infrastructure, foreign company participation terms and conditions and sovereign risk.

Benefits Associated with Angola
Angola has a record for honouring participation agreements and keeping tax and terms stable. As with Mozambique and some other African countries with similar experiences, Angola is now very stable in spite of having experienced a thirty year civil war which finished only five years ago. Since that time Angola has established important international connections as a key resource rich country. It has not only become a significant supplier of oil to USA but also to China.

Risks Associated With Angola
There are a number of factors, which could have a material downside effect on any future financial performance in Angola, or the value of the shares in the Company. These factors include:

o        Fluctuations in the world market price of oil and gas and minerals;

o Abnormal interruptions in production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;

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

Selection of Target Areas for Acquisition
The criteria for assessing resource opportunities in Angola include consideration of the following:

o        Review of geological and geophysical information available.

o Assessing proximity of the prospect to a means of transporting the production to market. The foregoing component of production costs can significantly affect the economics of a project.

o Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services are an important consideration.

o Assessing field prospects, usually determined by quality and quantity of geophysical, geological, petrophysical and production data available.

o Assessing the degree of difficulty in producing the prospect from an engineering perspective, to enable an accurate assessment of production costs.

o Conducting commercial analysis to establish the ability of a particular project to achieve adequate rate of return on investment.

Evaluation Techniques
Experienced geologists and geophysicists are engaged as contractors to employ the technologies of investigation in assessing prospectively prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modelling packages enable greater amounts of data to be processed and superior interpretations to be made. This data is interpreted utilizing experienced engineers and advanced software packages designed for such analysis. The results are then integrated with the geological and geophysical information, in an endeavour to use one form of analysis to confirm the other. Any available past production records are analysed and can, on occasion, be utilized as a means of predicting future production rates and cumulative production forecast, by extrapolation of the past results, utilizing accepted engineering practices.

Resources Portfolio

A.       Madura Block Onshore Madura Island near Surabaya East Java

On January 28, 1997 the President Director of Pertamina awarded the Madura Block to CityView and signed the authorization for CityView's then 100% owned subsidiary Western Madura Pty Ltd ("Western Madura") to commence operations on the Madura Block prior to the formal signing of the PSC-JOB agreement. The signing of the contract took place on May 15, 1997, awarding the 2728km2 Madura Block to Western Madura for an exploration term of 10 years and production term of 20 years. The exploration term of 10 years has now expired. As there has been no exploration success, the Block is being relinquished.

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

Because of the lack of exploration success, CityView's interest has been written off.

C.       Longonjo and Ucua, Angola

On July 20, 2006 CityView acquire 30% of Glenvale Associates Limited, the holder of two wholly owned subsidiaries Foreign Trading Limited and Firstcorp Limited. Foreign Trading Limited owns 70% of the Ucua licence and Firstcorp Limited owns 70% of the Longonjo licence. On October 13,2006 CityView increased its holding in Glenvale Associates Limited to 36.3%.

The Longonjo licence covers an area of 3,764 square kilometres southwest of the city of Huambo in central Angola. The licence area lies within the Congo Craton, an Archaean basement which has been overlain by Proterozoic and Eocene sediments and intruded by a series of Proterozoic granite and Cretaceous ultramafic pipes. Work to date has revealed two prospects within the licence area. These have been named Longonjo Carbonatite and Catabola.

Longonjo Carbonatite consists of an outer rim of altered granitoid around a series of central polymictic, carbonate rich breccias. The distribution of carbonatites in Angola is loosely related kimberlites and they are generally situated within the same NE-SW trends as the kimberlites.

Longonjo Carbonatite is known to be prospective for niobium, tantalum and uranium minerals in particular, as well as other minerals commonly associated with carbonatite complexes.

Catabola is an IOCG (iron oxide copper-gold) occurrence situated in the southern part of the licence area. Copper and iron oxide mineralization has been identified over a 1.6km strike length, with copper minerals including azurite, malachite and chrysocolla constituting approximately 50% of the host rock.

The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex. This complex is potentially an important source of beryllium, with studies conducted during the 1970's indicating the potential for the occurrence of economic quantities of beryllium.

A contract has been executed with Black Rock Resources Ltd for the provision of project management services of two experienced geological consultants: Dr Michael Smith FIMM.CSci, C.Eng and Mr David Furlong who are both familiar with the area. Also an agreement has been executed with Aurum Exploration Ltd for the provision of geological and technical field services and G.I.S. and drafting services, and an agreement with Murphy Geological Services for the provision of the structural interpretation of Landsat ETM+ imagery.

During November and December 2006 a field programme was undertaken to complete a soil sampling programme over the target areas allowing the accurate delineation of the potential mineralization that is know to exist in these areas with a view to defining potential drill targets.

The Longonjo Carbonatite target area overlaid the outer rim of altered granitoid surrounding a series of polymictic, carbonate rich breccias. The soil samples were taken on a 100m x 100m east - west orientated grid at Longonjo, with a total of 453 samples, including 46 duplicates and 15 standards.

The soil sample programme for Catabola consisted of a 100m x 50m grid orientated at 130(degree) - 310(degree). A duplicate sample field sample was taken randomly every ten samples and a standard sample added every 30 samples. A total of 623 samples were taken, including 62 duplicates and 20 standards. In addition to the soil sampling a total of 107 channel samples from a selected 14 historical trenches, including 8 duplicates and 13 standards and six grab samples were taken. Approximately 2km(2) of detailed mapping of the mineralized area was completed and a geological map produced, concentrating on mapping the various mineralized veins. The work programme at Catabola has extended the strike length of the known mineralization from 450 metres to 1.6 kilometres.

D.     Organizational Structure

The Company conducts its operations through itself and its wholly owned subsidiary CityView Asia Pty Ltd.

E.       Property, Plant and Equipment

Particulars of Oil Leases - Madura (Medco Madura Pty Ltd) and Simenggaris (Medco Simenggaris Pty Ltd)

In March 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi Internasional Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), CityView's effective interest in Madura Production Sharing Contract ("PSC") was scaled down from 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC. This has now been written off.

In January 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd. CityView's effective interest in the Simenggaris Production Sharing Contract was scaled down from its current 15.625% (based on the Company's 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris Production Sharing Contract. This has now been written off.

F.       Particulars of Mineral Leases - Longonjo and Ucua Angola

On July 20, 2006 CityView acquired 30% of Glenvale associates Limited the holder of two wholly owned subsidiaries Foreign Trading Limited and Firstcorp Limited. Foreign Trading Limited owns 70% of the Ucua licence in Angola and Firstcorp Limited owns 70% of the Longonjo licence in Angola. On October 13,2006 CityView increased its holding in Glenvale Associates Limited to 36.3%. On February 27, 2007 CityView increased its' holding in Glenvale Associates Limited to 42.7%.


Executive Address
The Company's registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia 6000. The Company's principal place of business is leased premises at Level 9, 28 The Esplanade, Perth, Western Australia 6000, telephone:
(61 8) 9226 4788, fax:(61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results
The current financial period is for the twelve months ended December 31, 2006. The Company's consolidated financial statements are prepared in accordance with Australian International Financial Reporting Standards ("Australian IFRS"), which may vary in certain respects from Generally Accepted Accounting Principals in the United States ("US GAAP"). A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 31, 2006, 2005 and 2004.
The following discussion references the amounts computed in accordance with Australian IFRS and US GAAP for the results of operations of the Company for the financial periods ended December 31, 2006, 2005 and 2004.

Principal Activities
The principal activities of the Company during the financial year were investments in energy and minerals.

Results of Operations
The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian IFRS. A reconciliation between Australian IFRS and US GAAP for the financial periods ended December 31, 2006, 2005 and 2004 are disclosed in footnote 26 to the financial statements contained herein.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$7,021,725 compared to a loss of AUD$2,784,287 for the previous financial year. The increase in operating loss was due primarily from the write off of the receivable from Medco Madura of approximately AUD$2,272,052 and from Medco Simenggaris of approximately AUD$3,408,082 due to the expiry of the leases and a lack of proven reserves.

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$2,784,287 compared to a loss of AUD$688,710 for the previous financial year. The increase in operating loss was due primarily from the write off of the receivable from Medco Madura of approximately AUD$2,272,052. As part of the agreement to scale down CityView's ownership in Medco Madura from 13% to 2.65% interest, CityView agreed to forfeit 50% of the receivable due to it, on the successful development and exploitation of the Madura block.

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

Energy Portfolio

A.       Longonjo and Ucua, Angola

On July 20, 2006 CityView acquire 30% of Glenvale Associates Limited, the holder of two wholly owned subsidiaries Foreign Trading Limited and Firstcorp Limited. Foreign Trading Limited owns 70% of the Ucua licence and Firstcorp Limited owns 70% of the Longonjo licence. On October 13, 2006 CityView increased its holding in Glenvale Associates Limited to 36.3%. On February 27, 2007 CityView increased its' holding in Glenvale Associates Limited to 42.7%.

The Longonjo licence covers an area of 3,764 square kilometres southwest of the city of Huambo in central Angola. The licence area lies within the Congo Craton, an Archaean basement which has been overlain by Proterozoic and Eocene sediments and intruded by a series of Proterozoic granite and Cretaceous ultramafic pipes. Work to date as revealed two prospects within the licence area. These have been named Longonjo Carbonatite and Catabola.

Longonjo Carbonatite consists of an outer rim of altered granitoid around a series of central polymictic, carbonate rich breccias. The distribution of carbonatites in Angola is loosely related kimberlites and they are generally situated within the same NE-SW trends as the kimberlites.

Longonjo Carbonatite is known to be prospective for niobium, tantalum and uranium minerals in particular, as well as other minerals commonly associated with carbonatite complexes.

Catabola is an IOCG (iron oxide copper-gold) occurrence situated in the southern part of the licence area. Copper and iron oxide mineralization has been identified over a 1.6km strike length, with copper minerals including azurite, malachite and chrysocolla constituting approximately 50% of the host rock.

The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex. This complex is potentially an important source of beryllium, with studies conducted during the 1970's indicating the potential for the occurrence of economic quantities of beryllium.


B. Indonesia - Madura Block onshore Madura Island near Surabaya east Java Historical
On 24 December 2004 the Company announced that it had entered into an agreement for the sale of one fifth (1/5) of its interest in Medco Madura Pty Ltd with Bainsford Limited for a consideration of AUD$1,108,553.00 to raise working capital.

In March 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement with the shareholders of Medco Madura Pty Ltd - PT Medco Energi Internasional Tbk ("Medco"), Midwestern Oil Pte Ltd and Bainsford Ltd for the restructuring of ownership interests in Medco Madura Pty Ltd ("MMPL"), details of which were:

         CityView's effective interest in Madura Production Sharing Contract ("PSC") was scaled down from its current 13.00% (based on its 20% shareholding in MMPL) to a direct 2.65% interest in the Madura PSC. Due to the lack of exploration success, CityView's interest has been written off.


C.       Indonesia - Simenggaris Block Onshore North-East Borneo
Historical: CityView owned 25% of Medco Simenggaris Pty Ltd which holds the Simenggaris Block under a PSC-JOB agreement for a ten-year exploration term commencing February 24, 1998 followed by a production term of twenty years. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

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

In January 2006, CityView announced that its wholly owned subsidiary, CityView Asia Pty Ltd had entered into an agreement for the restructuring of the ownership of its interest in Medco Simenggaris Pty Ltd. The details of the agreement, between the existing shareholders - Pt Medco Energi Internasional TBK, Midwestern Oil Pte Ltd and CityView Asia Pty Ltd were:

          o CityView's effective interest in the Simenggaris Production Sharing Contract was scaled down from its current 15.625% (based on the Company's 25% shareholding in MSPL) to a direct 2.50% interest in the Simenggaris Production Sharing Contract. Due to the lack of exploration success, CityView's interest has been written off.


Employee Share and Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan, which included an Incentive Option Plan. No options were issued in 2004, 2005 or 2006.

Options
At the date of this report there are no outstanding options on issue. No options were issued throughout the year.


Inflationary and Other Economic Pressures
Currently, the Company is not generating revenues from its oil and gas operations. Future revenues, if any, in this segment are governed, in part primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure, which is primarily incurred in U.S. dollars. The director's estimation of inflation is considered in regards to the general state of the world economy, and of the United States, Angola and Indonesia in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, sourced internally in Angola and Indonesia and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

The official government released Angolan average inflation rates for the five years beginning 2002 were as follows:
-----------------------------------------------------------------------------
                     2002       2003       2004       2005       2006
-----------------------------------------------------------------------------
Inflation Rates %   116.0%     106.0%      76.0%      44.0%      23.0%

The official government released Indonesian average inflation rates for the five years beginning 2002 were as follows:
-----------------------------------------------------------------------------
                    2002        2003       2004       2005       2006
-----------------------------------------------------------------------------
Inflation Rates %   9.70%      5.06%       6.40%      7.42%      6.30%


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

Government Policies
The Company considered the issue of political risk in Angola and the Republic of Indonesia in which the Company has acquired assets and may continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Angola and Indonesia where there has been a long established petroleum and mineral industry, with significant elements of foreign capital investments.

Angola and the Republic of Indonesia which is a separate national state, regulates, controls and taxes activities conducted by residents and non-residents in the country and the flow of investment into the country and the return of capital out of the country. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company both in Angola and Indonesia are by way of contract between a subsidiary of the Company and bodies which are wholly owned arms of the Governments of Angola and the Republic of Indonesia. These contracts are subject to controls and regulations by the contracting parties and by the particular governments. These factors, in addition to the usual exploration and production risk and the economic and political stability of the host countries, must all be taken into account in relation to the Company's operations in Angola and Indonesia.

Other than the effect of the government's economic fiscal monetary or political policies of Angola and the Republic of Indonesia, or factors upon the operations of the Company, these policies or factors do not affect investments by United States Nationals in Ordinary Shares of the Company.

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

B.       Liquidity and Capital Resources

Year Ended December 31, 2006 compared to Year Ended December 31, 2005
At December 31, 2006, the Company had a working capital of AUD$911,616 compared to a negative working capital of AUD$88,488 at December 31, 2005.

Cash flow used in operating activities increased from AUD$428,820 in the year ended December 31, 2005 to AUD$956,698 in the year ended December 31, 2006. The primary differences for the increase in funds used, was for an increase in consulting and marketing fees.

Cash flow used for investing increased from AUD$607,135 for the year ended December 31, 2005 to AUD$1,114,308 in the year ended December 31, 2006. The increase in funds used for investing activities was primarily due to the purchase of mining leases in Angola.

The Company generated cash flows from financing activities of AUD$2,811,442 after fees and expenses in the year ended December 31, 2006 compared to AUD$100,000 in the year ended December 31, 2005. Cash flows from financing activities were by way of a rights issue to shareholder.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004
At December 31, 2005, the Company had a negative working capital of AUD$88,488 compared to a working capital of AUD$420,738 at December 31, 2004.

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

The Company generated cash flows from financing activities of AUD$100,000 in the year ended December 31, 2005 compared to AUD$1,150,000 in the year ended December 31, 2004. Cash flows from financing activities were by way of a loan from the company's major shareholder


C.       Research and Development, Patents and Licences
Not applicable

D.       Trend Information
Not applicable

Off-Balance Sheet Arrangements
The Company does not have any off balance sheet arrangements in place.

D.       Tabular Disclosures of Contractual Obligations
The cost of any work to the Angolan or Madura and Simenggaris Blocks (hereto discussed in Items 4 and 5) will be met by the Company in proportion to its equity interests, however, these amounts and the time frame in which they will be required is still uncertain.


E.       Safe Harbor
In accordance with Safe Harbor Provisions referred to in Item 5G as provided for in Section 27A of the Securities Act ("Statutory Safe Harbors") the Company applies same to any forward looking information provided by it in response to
Item 5E and 5F hereof, as well as the Items (4 and 5) referred to in Item 5F except to the extent that same relates to historical facts.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Name           Age       Position

P M Smyth      67        Chief Executive Officer Appointed 6 March 2006
J. Jacoby      60        Appointed 10 May 2006
M Al Ansari    54        Appointed 11 May 2006

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

John Henry Jacoby
Mr Jacoby is based in Perth, Western Australia and has a long association with the resource and finance industries. He is very experienced in working in remote locations and hands-on management.

Mahmood Mohamad Rahamah al Ansari
Mr Ansari has a degree in Computer engineering from the University of Michigan and initially worked as an engineer with ADMA (Abu Dhabi Marine Operating) and ADCO (Abu Dhabi Company for Onshore Oil Operations). Mr Ansari is based in Dubai and specializes in major project negotiation and finance.
Mr Ansari is the President of Quest Energy Limited and Chairman of Quest International General Trading Establishment.

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

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

------------------ ---------------------- --------------- -----------------
                           M. al Ansari       M. Smyth        J. Jacoby
                                 $               $                $
------------------ ---------------------- --------------- -----------------
Monthly Fee                   2,000            15,000          2,000
Daily Rate                     Nil               Nil           1,000
Performance Fee                Nil             100,000          Nil

Superannuation                 Nil               Nil            Nil
Options                        Nil               Nil            Nil
Vehicle                        Nil               Nil            Nil
Housing                        Nil               Nil            Nil
Subscriptions                  Nil               Nil            Nil
Health Benefits                Nil               Nil            Nil
------------------ ---------------------- --------------- -----------------


------------------ ------------- ------------------ --------- ----------- ------------------- ---------- --------- ---------
2006               Salary &      Primary            Cash      Non-cash    Post Employment     Equity     Other     Total
Name               Fees          Superannuation     Bonus     Benefits    Superannuation      Options
                                 Contribution                                     $
                                         $             $          $                               $         $         $
                        $
------------------ ------------- ------------------ --------- ----------- ------------------- ---------- --------- ---------
P M Smyth            251,500             -             -          -               -               -         -      251,500
J H Jacoby            29,360             -             -          -               -               -         -       29,360
M al Ansari             -                -             -          -               -               -         -         -
J F Arbouw            12,000             -             -          -               -               -         -       12,000
R M Elliot            7,500              -             -          -               -               -         -       7,500
------------------ ------------- ------------------ --------- ----------- ------------------- ---------- --------- ---------

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

D.       Employees
At December 31, 2006 the Company had 1 full time employee at its principal place of business in Australia. Consultants on a per diem basis undertake much of the Company's work.

E.       Share Ownership
See Item 7A Major shareholders

Employee Share Plan
No Options were issued under the Incentive Option Plan for the year ended December 31, 2006.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders
The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at June 19, 2007. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Directors/Officers

------------------------------------------- ------------------------------------
Name                                        Number of Shares
------------------------------------------- ------------------------------------
Mahmood al Ansari                           1,250,000

Chairman
Villa 5, 83 C Street
Dubai
United Arab Emirates
------------------------------------------- ------------------------------------
P M Smyth                                   Mr Smyth's Superannuation Fund owns
                                            1,050,426 fully paid
Chief Executive Officer                     Ordinary shares in CityView
12/30 Jarrad Street
Cottesloe  WA  6011
------------------------------------------- ------------------------------------
John Jacoby                                 200,000

Director/Secretary
32 Taylor Road
Nedlands  WA  6009

------------------------------------------- ------------------------------------



Major Shareholders

--------------------------------------------- ------------------------- ---------------------
                                  Name            Number of Shares        Percent of Class
--------------------------------------------- ------------------------- ---------------------
Midwestern Oil Pte Ltd                               27,717,496                10.54%
17 Ord Street
West Perth   Western Australia  6005
--------------------------------------------- ------------------------- ---------------------
US Control Account
C/- Computershare Trust Company Inc                  27,322,454                10.39%
--------------------------------------------- ------------------------- ---------------------
Global Investments Strategy UK Pty Ltd
14 Thames Point
Imperial Wharf
London SW6 28X
United Kingdom GBR                                   20,000,000                7.61%
--------------------------------------------- ------------------------- ---------------------

Based on 262,984,848 shares outstanding as of June 19, 2007.

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

The Company is not a party to any material litigation, and to its knowledge no action, suit or proceeding is pending or has been threatened.

To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company's earnings, financial requirements, and other conditions prevailing at the time.

ITEM 9.  THE OFFER AND LISTING
Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital
On May 16 2006, 80,661,616 new shares and 80,661,616 options exercisable by March 31, 2007 at 8 cents each were allotted pursuant to a shareholders rights issue, all of which were exercised. The issued capital of CityView Corporation Limited is now 262,984,848 shares.

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

The Company is subject to the information requirements of the Securities Exchange Act of '34, as amended. Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC. A copy of any document filed can be read at the SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company's SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov."

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

D.       American Depositary Shares
Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable

ITEM 15. Controls and Procedures
CityView's management, under the supervision and with the participation of it's chief executive officer and chief accounting officer, conducted an evaluation of it's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15 and 15d-15). CityView's chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2006, its disclosure controls and procedures are effective.

During the fiscal year 2006, there were no changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting

ITEM 16A.         Audit Committee Financial Expert

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Smyth, Jacoby and Ansari. The Committee has authority to seek any pertinent information it requires from any employee or external party. Qualifications held by the individuals on the Audit Committee are included in the Directors' Report.

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

The Audit Committee shall at least annually, unless otherwise specified:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.
3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.
4. Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.
5. Review with management and the independent auditor the Company's quarterly financial statements prior to the filing of them with the relevant regulators.
6. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
7. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.
8. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.
9. Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Review the experience and qualifications of the Company's senior finance executives.
10.  Approve the fees to be paid to the independent auditor.
11. Establish guidelines for the retention of the independent auditor for any non-audit service.
12. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.
13. Evaluate together with the Board the performance of the independent auditor and, whether it is appropriate to rotate independent auditors on a regular basis. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.
14. Recommend to the Board guidelines for the Company's hiring of employees of the independent auditor who were engaged on the Company's account.
15. Review the appointment and replacement of the senior internal auditing executive.
16. Review the significant reports to management prepared by the internal auditing department and management's responses.
17. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.
18. Obtain from the independent auditor assurance that Section 10A of the Private Securities Litigation Reform Act (1995) is adhered to.
19. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct/Ethics, including disclosures of insider and affiliated party transactions.
20. Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit.
                                                                              23

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

The Company designated John H Jacoby as its "financial expert" on the Audit Committee in that Mr Jacoby fulfils some but not all of the criteria set out in
Section 407. Mr Jacoby has :

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

The Board of the Company in 2006 consisted of two independent non-executive directors and one executive director. The board includes the Chief Executive Officer (executive) and the Chairman (non-executive).

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

Risk Management
o The Board is responsible for the identification of significant areas of business risk, implementing procedures to manage such risks and developing policies regarding the establishment and maintenance of appropriate ethical standards to:

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

ITEM 16C.
Principal Accountant Fees and Services
The aggregate fees billed for the last two fiscal years for professional services rendered by the Company's auditors are as follows:

                                2006             2005           2004
                                  A$               A$             A$
  Audit fees                  35,000           42,565         38,165
 Tax services                 10,000            6,300          7,905
                     ------------------------------------------------
                              45,000           48,865         46,070
                     ------------------------------------------------

ITEM 16D.
Exemption from the Listing Standards for Audit Committees
Not Applicable.

ITEM 16E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

PART III

ITEM 17. FINANCIAL STATEMENTS


                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006


                                                                     Page Number

Auditor's Report                                                             27

Income Statement                                                             28

Balance Sheet                                                                29
Cash Flow Statement                                                          30

Statement of Changes in Equity                                               31

Notes to and forming part of the Financial Statements                     32-50

                                             BDO Kendalls Audit & Assurance (WA)
                                             128 Hay Street
                                             SUBIACO  WA  6008
                                             PO Box 700
                                             WEST PERTH  WA  6872
                                             Phone 61 8 9380 8400
                                             Fax 61 8 9380 8499
                                             aa.perth@bdo.com.au
                                             www.bdo.com.au


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CityView Corporation Limited
Perth, Western Australia

We have audited the accompanying consolidated balance sheets of CityView Corporation Limited as of December 31, 2006 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityView Corporation Limited at December 31, 2006, 2005 and 2004, and the results of its operations, stakeholders' equity and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Australia.

Inherent Uncertainty Regarding Investment and Loan

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in Note 8 and Note 12 to the financial report, CityView Corporation Ltd has an investment and a loan receivable in Glenvale. The recoverability of both items is heavily dependent on the successful commercial exploitation of the underlying tenement in Angola. As yet there has been no development in the area due to the fact that it is still being investigated for development.

/s/ BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
/S/ BG McVeigh
BG McVeigh
Partner

Perth, Western Australia
Date this 28th day of June 2007


                                       BDO Kendalls is a national association of
                                              separate partnerships and entities

                          CITYVIEW CORPORATION LIMITED

                                INCOME STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2006


                                                                         Consolidated Entity
                                                                31 Dec 06    31 Dec 05      31 Dec 04
                                                         NOTE       $            $              $

Revenue                                                 2           49,185        7,813           17,028

Share of net profit of associates accounted for
using the equity method of accounting                                  357            -                -

Administration expenses                                           (318,873)     (76,458)       (130,592)

Employee wages and benefits expense                                (77,651)     (93,912)        (86,292)

Consulting/Legal expenses                                         (574,618)       81,477       (183,393)

Depreciation and amortisation expense                               (2,120)      (3,007)         (4,828)

Occupancy Expenses                                                 (58,671)     (54,253)        (57,079)

Exploration & Development expenses                                (294,409)    (311,336)     (1,297,000)

Marketing expenses                                                 (38,005)            -               -

Write off receivable - Madura & Simenggaris                     (5,680,134)  (2,272,054)               -

Gain on sale of investment                                                -            -       1,108,534

Other expenses from ordinary activities                            (26,786)     (62,557)        (55,088)
                                                                                                       -
                                                              -------------------------------------------

Loss before income tax expense                          3       (7,021,725)  (2,784,287)       (688,710)
                                                              -------------------------------------------

Income tax expense                                                        -            -               -

Loss for the year                                               (7,021,725)  (2,784,287)       (688,710)

Loss attributable to members of the parent entity
                                                                (7,021,725)  (2,784,287)       (688,710)
                                                              -------------------------------------------

Basic loss per share (cents per share)                 18           (5.02c)      (3.45c)         (0.98c)
Where diluted losses per share are not diluted,
they are not disclosed.

The above income statement should be read in conjunction with the accompanying notes.

                          CITYVIEW CORPORATION LIMITED

                BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2006

                                                                            Consolidated Entity
                                                                 31-Dec-06        31-Dec-05      31 Dec 04
                                                       NOTE           $                $              $

ASSETS
Current assets
Cash                                                     6              906,440         166,004     1,101,959
Receivables                                              7               17,679           6,352         6,352
                                                               -----------------------------------------------
Total current assets                                                    924,119         172,356     1,108,311
                                                               -----------------------------------------------

Non-current assets
Receivables                                              8              670,601       5,680,133     7,952,187
Other financial assets                                   9              263,750               -             -
Equipment                                               10               10,874             885         3,892
Oil assets                                              11                    -         294,411       294,411
Investments accounted for using
the equity method of accounting                         12            1,100,317               -             -
                                                               -----------------------------------------------
Total non-current assets                                              2,045,542       5,975,429     8,250,490
                                                               -----------------------------------------------
Total assets                                                          2,969,661       6,147,785     9,358,801
                                                               -----------------------------------------------

LIABILITIES
Current liabilities
Payables                                                13               12,503          38,178       571,373
Interest bearing liabilities                            14                    -         204,666       100,000
                                                               -----------------------------------------------
Total current liabilities                                                12,503         242,844       671,373
                                                               -----------------------------------------------

Non-current liabilities
Provisions                                              15                    -          18,000        16,200
                                                               -----------------------------------------------
Total non-current liabilities                                                 -          18,000        16,200
                                                               -----------------------------------------------
Total liabilities                                                        12,503         260,844       687,573
                                                               -----------------------------------------------

                                                               -----------------------------------------------
Net assets                                                            2,957,158       5,886,941     8,671,228
                                                               ===============================================

EQUITY
Contributed equity                                     16(a)         62,377,938      58,285,996    58,285,996
Accumulated losses                                      17         (59,420,780)    (52,399,055)  (49,614,768)
                                                               -----------------------------------------------
Total equity                                                          2,957,158       5,886,941     8,671,228
                                                               ===============================================


The above balance sheet should be read in conjunction with the accompanying notes.

                          CITYVIEW CORPORATION LIMITED

                               CASH FLOW STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2006


                                                                            Consolidated Entity
                                                                   31-Dec-06        31-Dec-05      31-Dec-04
                                                       NOTE            $                $              $

Cash flows from operating activities
Interest received                                                         49,185            7,813       17,028
Payments to suppliers and employees                                  (1,005,883)        (436,633)    (560,514)
                                                               ------------------------------------------------
Net cash outflow from operating activities             21(b)           (956,698)        (428,820)    (543,486)
                                                               ------------------------------------------------

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura                                -                -    1,108,534
Loans made during the year                                                     -        (607,135)            -
Payment for property, plant & equipment                                        -                -      (1,062)
Loan - Glenvale Associates                                             (670,601)                -            -
Purchase of investments                                                (443,707)                -            -
                                                               ------------------------------------------------
Net cash outflow from investing activities                           (1,114,308)        (607,135)    (163,498)
                                                               ------------------------------------------------

Cash from financing activities
Payment of loans                                                       (210,500)          100,000      100,000
Proceeds from the issue of shares                                      3,227,265                -    1,050,000
Share issue costs                                                      (205,323)                -            -
                                                               ------------------------------------------------
Net cash inflow from financing activities                              2,811,442          100,000    1,150,000
                                                               ------------------------------------------------

Net increase/(decrease) in cash                                          740,436        (935,955)      443,016
Cash at the beginning of the period                                      166,004        1,101,959      658,943
                                                               ------------------------------------------------
Cash at the end of the period                          21(a)             906,440          166,004    1,101,959
                                                               ------------------------------------------------


The above cash flow statement should be read in conjunction with the accompanying notes.

                          CITYVIEW CORPORATION LIMITED

                         STATEMENT OF CHANGES IN EQUITY
                       FOR THE YEAR ENDED 31 DECEMBER 2006

                                                                           Consolidated Entity
                                                                   31-Dec-06       31-Dec-05     31-Dec-04
                                                       NOTE            $               $             $
Total equity at the beginning of the
financial year                                                         5,886,941      8,671,228    8,309,938
                                                               ----------------------------------------------

Loss for the year                                                    (7,021,725)    (2,784,287)    (688,710)
                                                               ----------------------------------------------

Total recognised income and expenses
for the year                                                         (7,021,725)    (2,784,287)    (688,710)
                                                               ----------------------------------------------

Shares Issued                                           16             4,297,265              -    1,050,000
Share Issue Cost                                        16             (205,323)              -        -
                                                               ----------------------------------------------
                                                                       4,091,942              -    1,050,000
                                                               ----------------------------------------------
Total equity at the end of the
financial year                                                         2,957,158      5,886,941    8,671,228
                                                               ----------------------------------------------


The above statement of changes in equity should be read in conjunction with the accompanying notes.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

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

     Compliance with IFRSs
     Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRSs ensures that the consolidated financial statements and notes of CityView Corporation Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs.

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

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     (a)  Principles of Consolidation
     A controlled entity is an entity controlled by CityView. Control exists' where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 20 to the financial statements.

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

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

     Statement of Significant Accounting Policies (cont)

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

     CityView Corporation Limited and its wholly-owned subsidiaries have implemented the tax consolidation legislation for the whole of the financial year 2006. CityView Corporation Limited is the head entity in the tax consolidated group. The stand-alone taxpayer/separate tax payer within a group approach has been used to allocate current income tax expenses and deferred tax balances to wholly-owned subsidiaries that form part of the tax consolidated group. CityView Corporation Limited has assumed all the current tax liabilities and the deferred tax assets arising from unused tax losses for the tax consolidated group via intercompany receivables and payables because a tax funding arrangement has been in place for the whole financial year.

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

(e)  Acquisition, Exploration and Evaluation Expenditure
     The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia and Angola. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

     Statement of Significant Accounting Policies (cont)


     Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that the consolidated entity's rights of tenure to that area of interest are current and that the costs are expected to be recouped through the successful development of the respective areas of interest or the ultimate sale of those areas or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

     Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

     A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

     While the share of revenue from shareable oil and gas from the operations in Indonesia and Angola will be receivable by the consolidated entity in US dollars, the directors are not able to determine what affect these factors, together with any movements in world oil and gas prices, may have on the future values of any expenditure carried forward.

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

     (h) Impairment of Assets
     At each reporting date the group assesses whether there is any indication that individual assets may be impaired. Where impairment indicators exist, recoverable amount is determined and impairment losses are recognised in the income statement where the asset's carrying value exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

     Where it is not possible to estimate recoverable amount for an individual asset, recoverable amount is determined for cash-generating unit to which the asset belongs.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

     Statement of Significant Accounting Policies (cont)

     (i) Investments in Associates
     Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recorded at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

     The Group's share of its associates' post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment.

     When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

     Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

     (j) Payables
     Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

     (k) Receivables
     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable. Bad debts are written off when identified.

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

     (m) Employee Entitlements
     Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave that will be settled after one year have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

     Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

     The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

                                  Consolidated Entity
                                    31-Dec-06        31-Dec-05     31-Dec-04
                                 ----------------------------------------------
 Number of employees at year end        1                1             1

     The Company also uses the services of consultants and contractors on an as needs basis.

(n)      Cash
         For the purpose of the statement of cash flows, cash includes:
- Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
- Investments in money market instruments with less than 20 days to maturity.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

     Statement of Significant Accounting Policies (cont)

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

(q)      Earnings per share
     Basic earnings per share
     Basic earnings per share is calculated by dividing the profit attributable to members of CityView Corporation Limited, adjusted for the after tax effect of preference dividends on preference shares classified as equity, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares during the year.

(r)      Diluted earnings per share
     Earnings used to calculate diluted earnings per share are calculated by adjusting the basic earnings by the after-tax effect of dividends and interest associated with dilutive potential ordinary shares. The weighted average number of shares used is adjusted for the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(s)      GST
     Revenues, expenses are recognised net of GST except where GST incurred on a purchase of goods and services is not recoverable from the Australian Taxation Office, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

     Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

     Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the Australian Taxation Office, are classified as operating cash flows.

     Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the Australian Taxation Office.

(t)      Standards
     The following Australian Accounting Standards have been issued or amended and are applicable to the parent and economic entity but are not yet effective. They have not been adopted in preparation of the financial statements reporting date.

                                                       Nature of Change in
     AASB                AASB Standard                  Accounting Policy           Application Date of        Application Date
     Amendment             Affected                        and impact                  the Standard             for the Group
     ----------       ---------------                ------------------             ---------------           ---------------

     2005-10          AASB 139: Financial             No change, no impact         1 January 2007                1 January 2007
                      Instruments: Recognition
                      And Measurement

                      AASB 101: Presentation          No change, no impact         1 January 2007               1 January 2007
                      of Financial Statements

                      AASB 114: Segment               No change, no impact         1 January 2007               1 January 2007
                      Reporting
                      AASB 117:  Leases               No change, no impact         1 January 2007               1 January 2007

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

     Statement of Significant Accounting Policies (cont)

                                                       Nature of Change in
     AASB                AASB Standard                  Accounting Policy           Application Date of        Application Date
     Amendment             Affected                        and impact                  the Standard             for the Group
     ----------       ---------------                ------------------             ---------------           ---------------

                      AASB 133: Earnings              No change, no impact         1 January 2007               1 January 2007
                      per share

                      AASB 132:  Financial            No change, no impact         1 January 2007               1 January 2007
                      Instruments: Disclosure
                      and Presentation

                      AASB 1: First-time              No change, no impact         1 January 2007               1 January 2007
                      Adoption of AIFRS

                      AASB 4: Insurance               No change, no impact         1 January 2007               1 January 2007
                      Contracts

                      AASB 1023: General              No change, no impact         1 January 2007               1 January 2007
                      Insurance Contracts

                      AASB 1038: Life                 No change, no impact         1 January 2007               1 January 2007
                      Insurance Contracts

     New Standard     AASB 7: Financial               No change, no impact         1 January 2007               1 January 2007
                      Instruments: Disclosure


     All other pending Standards issued between the previous financial report and the current reporting dates have no application to either the parent or economic entity.


  AASB
  Amendment    AASB Standard Affected
  ----------   -----------------------------------------------------------------

  2005-2       AASB 1023:  General Insurance Contracts

  2005-4       AASB 139:  Financial Instruments:  Recognition and Measurement
               AASB 132:  Financial Instruments:  Disclosure and Presentation

  2005-9       AASB 4:  Insurance Contracts
               AASB 1023; General Insurance Contracts
               AASB 139:  Financial Instruments:  Recognition and Measurement
               AASB 132:  Financial Instruments:  Disclosure and Presentation.

  2006-1       AASB 121:  The Effects Of Changes in Foreign Exchange Rates

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

                                                                          Consolidated Entity
                                                               31-Dec-06           31-Dec-05       31-Dec-04
                                                                   $                   $               $
2.       Revenue
Gain on sale of investment - one fifth Madura Field                           -               -        1,108,534
Interest received - other parties                                        49,185           7,813          17,028
                                                          ------------------------------------------------------
Total Revenue                                                            49,185           7,813       1,125,562
                                                          ------------------------------------------------------


3. Loss from ordinary activities Loss from ordinary activities before income tax has been determined after:
Expenses
General and administrative expenses                                     519,986         287,180         329,051
Depreciation                                                              2,120           3,007           4,828
Consultants/Legal Services                                              574,618        (81,477)         183,393
Drilling expenses                                                       294,409         311,336       1,297,000
Write off receivables - Madura & Simenggaris                          5,680,134       2,272,054               -

(a)      Income tax benefit
Current tax                                                                   -               -               -
Deferred tax                                                                  -               -               -
                                                          ------------------------------------------------------
                                                                              -               -               -
                                                          ------------------------------------------------------
Income tax benefit is attributable to:
Loss from continuing operations                                               -               -               -
                                                          ------------------------------------------------------
Aggregate income tax benefit                                                  -               -               -
                                                          ------------------------------------------------------

Deferred income tax (revenue) expense comprises:
Decrease (increase) in deferred tax assets                                    -               -               -
Decrease (increase) in deferred tax liabilities                               -               -               -
                                                          ------------------------------------------------------
                                                                              -               -               -
                                                          ------------------------------------------------------
(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax
expense                                                             (7,021,725)     (2,784,287)       (688,710)
                                                          ------------------------------------------------------
Tax at the Australian tax rate of 30% (2005-30%)                    (2,106,517)       (835,286)       (206,613)
Permanent non-deductible difference                                   1,803,983               -
Sale Medco Madura $1,108,534 @ 30%                                            -               -       (332,560)
Losses not recognised                                                   302,534         835,286         539,173
                                                          ------------------------------------------------------
Income tax benefit                                                            -               -               -
                                                          ------------------------------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

4.  Income Tax (cont)

                                                                         Consolidated Entity
                                                               31-Dec-06           31-Dec-05      31-Dec-04
                                                                   $                   $              $
(c)  Tax losses
Unused tax losses for which no deferred tax asset
has been recognised                                                   1,008,447       2,784,287       688,710
                                                          ----------------------------------------------------
Potential tax benefit @ 30%                                             302,534         835,286       206,613
                                                          ----------------------------------------------------
Total deferred assets not brought to account                          5,220,895       4,918,361     4,083,075
                                                          ----------------------------------------------------

5.   Remuneration of Auditors
Amounts paid/payable to BDO for audit of the financial report for the company:

Auditing services                                                       35,000           42,565        38,165
                                                               -----------------------------------------------
                                                                        35,000           42,565        38,165
                                                               -----------------------------------------------
Amounts paid/payable to BDO for non-audit taxation services performed for the company:

Taxation services                                                       10,000            6,300         7,905
                                                               -----------------------------------------------
                                                                        10,000            6,300         7,905
                                                               -----------------------------------------------

6.   Cash
Cash on hand                                                               500              500           500
Cash at bank                                                           111,801          106,108     1,101,459
Deposits at call                                                       794,139           59,396             -
                                                               -----------------------------------------------
                                                                       906,440          166,004     1,101,959
                                                               -----------------------------------------------

Cash on hand is non interest bearing.
Cash at bank and deposits at call attract an interest rate of 5.20% (2005 3.40%)
These deposits have an average maturity of 20 days.

7.   Current Receivables
Deposits                                                                 6,352            6,352         6,352
GST - Receivable                                                        11,327                -             -
                                                               -----------------------------------------------
                                                                        17,679            6,352         6,352
                                                               -----------------------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006


                                                                            Consolidated Entity
                                                                  31-Dec-06        31-Dec-05      31-Dec-04
                                                                      $                $              $
8.    Non Current Receivables
Loans to controlled entities - at cost                                       -                -     3,000,000
Provision for doubtful debts                                                 -                -   (3,000,000)
Loan to Glenvale Associates - at cost                                  670,601                -             -
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                                          -        5,680,133     7,952,187
                                                               -----------------------------------------------
                                                                       670,601        5,680,133     7,952,187
                                                               -----------------------------------------------

The recoverability of the loans are dependent on the successful development and commercial exploitation of the Longonjo lease held by Glenvale Associates.

The company wrote off $5,680,133, being the full value of the receivables for the Madura and Simenggaris projects due to the expiry of the leases during 2007 and the lack of proven reserves.

9.  Non-Current Other Financial Assets
Investment - CityView Asia Pty Ltd at cost                                   -                -             -
Investment - Quest Middle East at cost                                 263,748                -             -
Investment - Madura at cost                                                  1                -             -
Investment - Simenggaris at cost                                             1                -             -
                                                               -----------------------------------------------
Total Non-Current other financial assets                               263,750                -             -
                                                               -----------------------------------------------

10.   Equipment
Equipment at cost                                                       42,285           30,175        30,175
Less accumulated depreciation                                         (31,411)         (29,290)      (26,283)
                                                               -----------------------------------------------
                                                                        10,874              885         3,892
                                                               -----------------------------------------------
Balance at the beginning of year                                           885            3,892         7,658
Additions                                                               12,109                -         1,062
Depreciation expense                                                     2,120            3,007       (4,828)
                                                               -----------------------------------------------
Carrying amount at year end                                             10,874              885         3,892
                                                               -----------------------------------------------

11.   Oil Asset
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest - at cost.                                                                           -     5,678,581
a.       Simenggaris pre drilling                                              -        294,409             -
b.       Madura                                                                -              1             1
c.       Simenggaris                                                           -              1             1
d.       Prov'n for write-down of interest                                                        (5,384,170)

                                                               -----------------------------------------------
                                                                               -        294,411       294,411
                                                               -----------------------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006


12. Investments accounted for using the equity method
                                              Consolidated Entity
                                    31-Dec-06        31-Dec-05     31-Dec-04
                                        $                $             $
Shares in Associates (note 27)         1,100,317                -            -
                                 ----------------------------------------------
                                       1,100,317                             -
                                 ----------------------------------------------
Shares in associates:
Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity. The recoverability of the investment is dependent on the successful development and commercial exploitation of the Longonjo lease held by Glenvale associates.

13.   Current Payables

Unsecured:
Trade creditors                                                              -                -      242,897
Accrued expenses                                                        12,503           22,233      328,476
Annual leave provision                                                       -           15,945            -
                                                               ----------------------------------------------
                                                                        12,503           38,178      571,373
                                                               ----------------------------------------------
14.   Interest Bearing Liabilities
Loan payable to a major shareholder                                          -          204,666       100,000
                                                               -----------------------------------------------
                                                                             -          204,666       100,000
                                                               -----------------------------------------------
o        15.      Non Current Payables
Long service leave provision                                                 -           18,000        16,200
                                                               -----------------------------------------------
                                                                             -           18,000        16,200
                                                               -----------------------------------------------

Balance at the beginning of year                                        18,000           16,200        14,400
Add long service leave provision                                             -            1,800         1,800
Less Long service leave paid                                          (18,000)                -             -
                                                               -----------------------------------------------
                                                                             -           18,000        16,200
                                                               -----------------------------------------------

16.   Contributed Equit

(a)      Share capital
                                                                                       Number of Shares             Share Capital
                                                                                                                     $
Ordinary fully paid shares at 31 December 2004                                               80,661,616                58,285,996
Ordinary fully paid shares at 31 December 2005                                               80,661,616                58,285,996
Ordinary fully paid shares at 31 December 2006                                              182,333,232                62,377,938

(b)      Movements in ordinary shares on issue

Balance at beginning of year                                                                 80,661,616                58,285,996
Rights issue at $0.04 on 16 May 2006                                                         80,661,616                 3,226,465
Exercise of options at $0.08 on 21 June 2006                                                     10,000                       800
Placement at $0.046 on  1 August 2006                                                        20,000,000                   920,000
Shares issued at $0.15 on 22 December 2006 in satisfaction of
promotion and marketing of the company.                                                       1,000,000                   150,000
Share issue costs                                                                                     -                 (205,323)
                                                                                  ----------------------  ------------------------
                                                                                            182,333,232                62,377,938
                                                                                  ----------------------  ------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006



16.   Contributed Equity (cont)

During the year ended 31 December 2006, the following shares were issued by the Company

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(c)      Options:
         As at 31 December 2006 there were 80,651,616 options on issue.

(d)      Dividends:
         The Directors declared no dividend during the reporting period.

(e)      Franking credits:
          The Company retains no franking credits for the year ended 31 December 2006 and the year ended 31 December 2005.

         17.  Accumulated losses

                                                                                              Consolidated Entity
                                                                                  31-Dec-06         31-Dec-05        31-Dec-04
                                                                                      $                 $                $
 Accumulated losses at the beginning of the financial year                          52,399,055          49,614,768     48,926,058
 Net loss attributable to the members of the parent entity                           7,021,725           2,784,287        688,710
                                                                               ---------------------------------------------------
 Accumulated losses at the end of this financial year                               59,420,780          52,399,055     49,614,768
                                                                               ---------------------------------------------------

18. Earnings per share                                                           31-Dec-06              31-Dec-05      31-Dec-04

(a) Basic and diluted loss per share (cents per share)                            (5.02)                  (3.45c)         (0.98c)

The weighted average number of ordinary shares on issue used in the
calculation of basic and diluted losses per share                                  139,905,758         80,661,616     70,190,383

(b)  Diluted losses per share are not disclosed, as they are not diluted.

19.  Financial Reporting by Segments

(a) Primary Segments
                                   Investments                       Exploration                      Consolidated
                                 31 Dec 06         31 Dec 05      31 Dec 06      31 Dec 05             31 Dec 06       31 Dec 05
                                  $                $                $              $                     $              $
Other revenue/income                49,185             7,813              -              -                49,185           7,813
                            --------------- ----------------- -------------- -------------- ------ -------------- ---------------
Segment profit/(loss) after
income tax                     (1,047,182)         (200,897)    (5,974,543)    (2,583,390)           (7,021,725)     (2,784,287)
                            --------------- ----------------- -------------- -------------- ------ -------------- ---------------
Segment Assets                   2,969,661           173,241              -      5,974,544             2,969,661       6,147,785

Segment Liabilities               (12,503)         (260,844)              -              -              (12,503)       (260,844)

Depreciation/amortisation          (2,120)           (3,007)              -              -               (2,120)         (3,007)

The major products and services covered by those segments are:

Investments from general financing and corporate activities
Exploration of oil and gas interests

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

19.  Financial Reporting by Segments (cont)

(b) Secondary Segments

                                  Indonesia                  Angola                  Australia               Consolidated
                                31 Dec 06   31 Dec 05   31 Dec 06  31 Dec 05     31 Dec 06    31 Dec 05    31 Dec 06    31 Dec 05
                                   $           $           $               $       $                 $        $            $
Other revenue/income                    -           -           -          -        49,185        7,813       49,185        7,813
                              ------------ ----------- ----------- ---------- ------------- ------------ ------------ ------------
Segment profit/ (loss) after
income tax                    (5,974,543)  (2,583,390)          -          -   (1,047,182)    (200,897)  (7,021,725)  (2,784,287)
                              ------------ ----------- ----------- ---------- ------------- ------------ ------------ ------------
Segment Assets                          2   5,974,544   1,770,918          -     1,198,741      173,241    2,969,661    6,147,785

Segment Liabilities                     -           -                      -      (12,503)    (260,844)     (12,503)    (260,844)

Depreciation/amortisation               -           -           -          -       (2,120)      (3,007)      (2,120)      (3,007)

The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.

20.  Particulars Relating to All Entities
                                                       Country of        Type of         Principal        Ownership interest
                                                      Incorporation    Shares Held       Activity
Parent entity                                                                                              2006          2005
                                                                                                           ----          ----
CityView Corporation Limited                            Australia        Ordinary       Investment         100%          100%

Controlled entities
CityView Asia Pty Ltd                                   Australia        Ordinary       Exploration        100%          100%

Investments in Associates
Glenvale Associates Limited                              Belize          Ordinary       Exploration       36.30%           -

Others
Quest Middle East                                          UAE           Ordinary       Exploration       8.30%            -
Medco Madura Pty Ltd                                    Australia        Ordinary       Exploration       2.65%          2.65%
Medco Simenggaris Pty Ltd                               Australia        Ordinary       Exploration       2.50%          2.50%

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd and Quest Middle East are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The equity method of accounting has been used for Glenvale Associates Limited as the company does exercise significant influence over it.

                                                                           Consolidated Entity
                                                                31-Dec-06    31-Dec-05       31-Dec-04
21.  Notes to Cash Flow Statement                                   $            $               $
(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the cash flow statement is reconciled to the
related items in the balance sheet as follows:

Cash                                                                906,440      166,004          1,101,959
                                                               ---------------------------------------------
                                                                    906,440      166,004          1,101,959
                                                               ---------------------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

21.  Notes to Cash Flow Statement (cont)                                               Consolidated Entity

(b) Reconciliation of loss from ordinary activities after tax to net cash (used
by) operating activities
                                                                       31 Dec 06      31 Dec 05         31 Dec 04
                                                                               $              $                 $
Loss from ordinary activities                                        (7,021,725)    (2,784,287)         (688,710)
Add non cash operating items:
Depreciation                                                               2,120          3,007             4,828
Exploration & Development expenditure Simenggaris written off            294,409        294,409         (294,409)

Exploration & Development expenditure Madura written off                       -        312,726         1,270,970
Gain on sale of investment                                                     -              -       (1,108,534)
Issue of shares in lieu of payment                                       150,000              -                 -
Loan - Major shareholder                                                       -      (100,000)                 -
Change in assets and liabilities net of the effect of purchase
and disposal of controlled entities:                                   5,644,530              -                 -
(Increase)/decrease in receivables                                             -      2,272,054                 -
(Decrease)/increase in payables                                         (25,675)      (428,529)           270,569
Increase/(decrease) in provisions                                              -          1,800             1,800
Share of net profit of associates accounted for
Using the equity method of accounting                                      (357)              -                 -
                                                                 -------------------------------------------------
Net cash (used) by operating activities                                (956,698)      (428,820)         (543,486)
                                                                 -------------------------------------------------

(c) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

                                         31-Dec-06   31-Dec-05   31-Dec-04
22.  Non-cash investing activity                 $           $           $

Acquisition of shares in Glenvale          920,000           -           -
Loan to controlled entity                        -           -           -
                                    ---------------------------------------

         The parent company CityView Corporation Limited issued on behalf of the controlled entity 20 million ordinary fully paid shares at $0.046 to purchase 30% of Glenvale Associates Limited

23.  Financial Instruments
Financial Risk Management

The group's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable, loans to and from subsidiaries and leases.

(a)      Currency hedging
The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(b) Liquidity risk
The group manages liquidity risk by monitoring forecast cash flows.

(c)      Credit Risk
The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations. The Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics. o

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

23.  Financial Instruments (cont)

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

The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                        FIXED INTEREST
-------------------------------------------------------------------------------------------------------------------------------
                              Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                              Interest     Interest      1 Year        Years        5 years        Bearing
           2006                rate %         $            $             $             $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                           5.20%          -            906,440       -             -              -                906,440
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                      -            -            -             -             -               688,280         688,280
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                         -            -            -             -             -                12,503          12,503
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Loan                             -            -                  -       -             -              -
-------------------------------------------------------------------------------------------------------------------------------

                                                        FIXED INTEREST
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
                              Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                              Interest     Interest      1 Year          $          5 years        Bearing
           2005                rate %         $            $                           $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Cash                           3.40%          -            166,004       -             -              -                166,004
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Receivables                      -            -            -             -             -             5,686,485       5,686,485
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Liabilities
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Payables                         -            -            -             -             -                38,178          38,178
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Loan                            7.0%          -            200,000       -             -                 4,666         204,666
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------

(d)      Net Fair Value

The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in note 1.

24. Key management personal disclosure

(a)      Directors
The following persons were directors of the Company during the financial year ended 31 December 2006

(i) Chairman - non-executive
  M al Ansari                               (from 11 May 2006)
  A I Saddique                              (from 1 January 2006 - 11 May 2006)

(ii)   Executive directors
  M Smyth, Chief Executive                  (from 6 March 2006)
  Ee Beng Yew, Chief Executive              (from 1 January 2006 - 6 March 2006)
  Thinagaran, Director                      (from 1 January 2006 - 11 May 2006)

(iii)  Non - executive directors
  J Jacoby, Director and Company Secretary  (from 10 May 2006)
  J Arbouw, Director and Company Secretary  (from 1 January 2006 - 9 May 2006)
  R Elliott, Director                       (from 1 January 2006 - 9 May 2006)
  Y K Goh                                   (from 1 January 2006 - 6 March 2006)

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

24. Key management personal disclosure (cont)

(b)      Key management personal compensation

                           --------------------------------------------------------------------------
                                                   Consolidated Entity
                               31 Dec 06                 31Dec 05                 31Dec 04
                                   $                         $                       $
                           ------------------------ ----------------------- ------------------------
Short term employee                300,360                  18,000                  12,000
benefits
Post employee benefits                -                       -                        -
Long term benefits                    -                       -                        -
Share based payments                  -                       -                        -
                           ------------------------ ----------------------- ------------------------
                                   300,360                  18,000                  12,000
                           ------------------------ ----------------------- ------------------------

The company has taken advantage of the relief provided by Corporations Regulations 2M604 and has transferred the detailed remuneration disclosures to the directors report. The relevant information can be found in section A - C of the remuneration report on pages 13 -15.

(c) Equity instruments disclosures relating to key management personal

(i)      Option holdings
The number of options over ordinary shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personal of the group, including their personally related parties, are set out below.

--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------
2006                           Balance at      Received during      Exercised       Balance at the end      Vested and
Name                         start of year      the year (1)     during the year       of the year        exercisable at
                                                                                                            end of year
--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------
M al Ansari                                -          1,000,000           250,000               750,000            750,000
M Smyth                                    -          1,050,426                 -             1,050,426          1,050,426
J Jacoby                                   -            100,000                 -               100,000            100,000
A Saddique                                 -         15,802,000                 -            15,802,000         15,802,000
Ee Beng Yew                                -                  -                 -                     -                  -
Thinagaran                                 -                  -                 -                     -                  -
Y K Goh                                    -                  -
J Arbouw                                   -             30,425                 -                30,425             30,425
R Elliott                                  -                  -                 -                     -                  -
--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------
(1)  These options were issued as part of capital raising as free attached option for every share issued.

--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------
2005                           Balance at      Received during      Exercised       Balance at the end      Vested and
Name                         start of year       the year as     during the year       of the year        exercisable at
                                                                                                            end of year
--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------

M al Ansari                                -                  -                 -                     -                  -
M Smyth                                    -                  -                 -                     -                  -
J Jacoby                                   -                  -                 -                     -                  -
A Saddique                                 -                  -                 -                     -                  -
Ee Beng Yew                                -                  -                 -                     -                  -
Thinagaran                                 -                  -                 -                     -                  -
Y K Goh                                    -                  -                                       -                  -
J Arbouw                                   -                  -                 -                     -                  -
R Elliott                                  -                  -                 -                     -                  -
--------------------------- ----------------- ------------------ ----------------- --------------------- ------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

24. Key management personal disclosure (cont)

(ii)     Share holdings
The number of shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personal of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

--------------------------- ----------------- ---------------- ------------------- ---------------------
2006                           Balance at        Received        Other changes      Balance at the end
Name                         start of year      during the      during the year        of the year
                                              year on option
                                                 exercise
--------------------------- ----------------- ---------------- ------------------- ---------------------
M al Ansari                                -          250,000           1,000,000             1,250,000
M Smyth                                    -                -           1,050,426             1,050,426
J Jacoby                                   -                -             200,000               200,000
A Saddique                        15,802,000                -          15,802,000            31,604,000
Ee Beng Yew                                -                -                   -                     -
Thinagaran                                 -                -                   -                     -
Y K Goh                                    -                -
J Arbouw                              30,425           30,425                   -                60,850
R Elliott                                  -                -                   -                     -
--------------------------- ----------------- ---------------- ------------------- ---------------------

--------------------------- ----------------- ------------------ ----------------- ---------------------
2005                           Balance at      Received during    Other changes     Balance at the end
Name                         start of year       the year on     during the year       of the year
                                               option exercise
--------------------------- ----------------- ------------------ ----------------- ---------------------

M al Ansari                                -                  -                 -                     -
M Smyth                                    -                  -                 -                     -
J Jacoby                                   -                  -                 -                     -
A Saddique                        15,802,000                  -                 -            15,802,000
Ee Beng Yew                                -                  -                 -                     -
Thinagaran                                 -                  -                 -                     -
Y K Goh                                    -                  -                                       -
J Arbouw                              30,425                  -                 -                30,425
R Elliott                                  -                  -                 -                     -
--------------------------- ----------------- ------------------ ----------------- ---------------------

25.  Related Party Disclosures

(a)      Parent entities

The parent entity as well as the ultimate Australian entity within the Group is CityView Corporation Limited.

(b)      Subsidiaries

Interest in subsidiaries are set out in note 20.

(c) Key management personnel

Disclosure relating to key management personnel are set out in note 24.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

25. Related Party Disclosures (cont) (d) Loans to/from related parties

                                                Consolidated Entity
                                      31-Dec-06     31-Dec-05     31-Dec-04
                                          $             $             $
Loans from other related parties
Beginning of the year                      204,666       100,000            -
Loans advanced                                   -       100,000      100,000
Loans repaid                             (200,000)             -            -
Interest charged                             5,834         4,666            -
Interest paid                             (10,500)             -            -
                                   -------------------------------------------
End of year                                      -       204,666      100,000
                                   -------------------------------------------
Loans to associates
Beginning of the year                            -             -            -
Loans advanced                             670,601             -            -
Loans repaid                                     -             -            -
Interest charged                                 -             -            -
Interest paid                                    -             -            -
                                   --------------------------------------------
End of year                                670,601             -            -
                                   --------------------------------------------

(e) Terms and conditions
     On 19 May, 2006 the company repaid in full an outstanding loan plus interest of $210,500.00 to MidWestern Oil.

     On 21 July, 2006 the company made an interest free loan of $670,601.00 to Glenvale Associates. The terms of the loan state that Glenvale Associates will repay the loan to CityView on the successful development and commercial exploitation of the Longonjo lease in Angola held by Glenvale Associates.

(f) Interests in director-related entities
     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(g) Equity interests in controlled entities
     As disclosed in Note 20 the Company has the entire ownership of CityView Asia Pty Ltd., which is its only controlled entity.
o
26.  Commitments for Expenditure
     The underwriting of the company's traded options ensures the appropriate funding required for exploration and drilling works in Angola as well as increasing its investment in Quest Middle East.

27.  Investments in Associates

(a)      Carrying amounts
   Information relating to associates is set out below.

    ------------------------ ---------------------- ----------------------- -----------------------------------
        Name of Company       Principal Activity      Ownership Interest               Consolidated
                                                       2006        2005        2006        2005        2004
           Unlisted                                      %           %          $            $           $
    ------------------------ ---------------------- ------------ ---------- ----------- ------------ ----------

           Glenvale               Exploration          36.3          0      1,100,317        -           -
                                                                            ----------- ------------ ----------
                                                                            1,100,317        -           -
                                                                            ----------- ------------ ----------

   The above associate is incorporated in Belize.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

27.  Investments in Associates (cont)

(b)      Movements in carrying amounts
                                                          -------------------------------------------
                                                                      Consolidated
                                                                2006           2005         2004
                                                                 $               $           $
                                                          ----------------- ------------ -----------

Carrying amount at the beginning of the financial year           -               -           -
Share of profits after income tax                               357              -           -
Increase in investment                                       1,099,960           -           -
Share of increment on revaluation of freehold land               -               -           -

                                                          ----------------- ------------ -----------
Carrying amount at the end of the financial year             1,100,317           -           -
                                                          ----------------- ------------ -----------

(c)      Share of associates' profits or losses

                                                          ------------------------------------------
                                                                      Consolidated
                                                                2006           2005         2004
                                                                  $              $           $
                                                           ---------------- ------------ -----------
Profit before income tax                                         357             -           -
Income tax expense                                                -              -           -

                                                           ---------------- ------------ -----------
Profit after income tax                                          357             -           -
                                                           ---------------- ------------ -----------

(d)      Summarised financial information of associates

                             ----------------------------------------------------------------------------------------------
                                                                   Groups share of:
                                     Assets                Liabilities              Revenues                    Profit
                                       $                        $                       $                          $
                               ---------------------- ----------------------- ---------------------- ----------------------
      2006
      Glenvale                        310,468                309,949                   381                    357
                               ---------------------- ----------------------- ---------------------- ----------------------
      2005
      Glenvale                           -                      -                       -                      -
      2004
      Glenvale                           -                      -                       -                      -
                               ---------------------- ----------------------- ---------------------- ----------------------

(e) Share of associates' expenditure commitments, other than for the supply of inventories

                          -------------------------------------------
                                      Consolidated
                                2006            2005         2004
                                  $               $           $
                          ------------------ ------------ -----------
Capital commitments               -               -           -
Lease commitments                 -               -           -
                          ------------------ ------------ -----------
                                  -               -           -
                          ------------------ ------------ -----------

(f)    Contingent liabilities of associates

                                                     --------------------------------------------
                                                                  Consolidated
                                                         2006           2005           2004
                                                           $             $              $
                                                     -------------- ------------- ---------------
Share of incurred jointly with other investors
for which the company is severally liable                  -             -              -
                                                     -------------- ------------- ---------------
                                                           -             -              -
                                                     -------------- ------------- ---------------

28.   Subsequent Events
     On 8 February 2007 Patersons Securities Limited underwrote the exercise of the remaining options which are due to be exercised by 31 March 2007 at 8 cents each.

    On 27 February 2007 The company announced it had increased its holding in Glenvale Associates Limited from 36.3% to 42.7%.

29. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES RECONCILIATION ("US GAAP")

The following is a summary of all material differences between Australian equivalents to international financial reporting standards and United States generally accepted accounting principles.

(a) In July 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN
48). This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a threshold condition that a tax provision must meet for any of the uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification and disclosure of these uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company's management does not expect that this Interpretation will have a material impact on the company's financial position, results of operations or cash flows.

In September 2006, the FASB issued FAS 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning after November 15, 2007. The Company's management is currently evaluating the impact of the provisions of FAS 157.

(b)      Marketable Securities
Investments (or Marketable Securities) are valued at the lower of cost and recoverable amount (often equated to market value). Any such write-down is adjusted through the profit and loss account. For US GAAP purposes, securities are separated into portfolios of "Trading", "Available for Sale" and "Held to Maturity". The amounts recorded as current investments represent these which would be classified as "Available for Sale" under US GAAP. Available for Sale are accounted for at market value, with movement adjusted through shareholders' equity. An "other than temporary" decline in the market value of investments has been recognized as impairments and recorded in the profit and loss account. Realized profits and losses are reversed and adjusted to the profit and loss account.

(c)    Capitalized Exploration Expenditure
CityView adopts the successful efforts method of accounting in relation to its oil and gas activities. Under this method, the costs of successful wells, acquisition costs such as leases and permits and development costs are capitalized and amortized on a, units of production basis over the life of the related reserves. Amortization is determined on a field by field basis. Unproved properties with significant acquisition costs are assessed quarterly for impairment in value, with any impairment charged to expenses. The successful efforts method also imposes limitations on the carrying value of proved properties. Proved oil and gas properties are reviewed for impairment quarterly or whenever circumstances change indicating that the carrying amounts may not be recoverable, with any impairment charged to expenses.
Exploratory drilling costs are initially capitalized pending determination of proved reserves and are charged to expense if no proved reserves are found.

CityView and the joint venture operator Medco have an agreement in place stating that all monies previously expended by CityView in relation to Madura and Simenggaris would be converted to a loan and repaid to CityView upon the successful development or sale of the Madura and Simenggaris fields.

The leases at Madura and Simenggaris are due to expire in 2007 and as at December 31, 2006 no economically proven reserves had been discovered. Due to the inconclusive drilling results at Madura and Simenggaris the directors decided to write off, in full, the value of the Madura and Simenggaris receivables. These amounts had previously been written off under the US GAAP reconciliation due to the failure of any economically proven reserves being discovered.

 (d)      Income tax
There are no major differences between accounting for income tax under Australian IFRS and US GAAP. However, where adjustments for other reconciling items result in a permanent difference, appropriate adjustment has been made.

(e) SFAS 144: Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of

This pronouncement is similar to an Australian Corporations Law requirement that requires directors to review the carrying value of all non-current assets annually, determine if they are being recorded at greater than their recoverable amount, and if so, write-down the value of the asset to its recoverable amount of disclose information to prevent the accounts from being misleading.

(f)      Principles of Consolidation
As indicated in Note 1(l) to the financial statements, Australian IFRS requires consolidation of controlled entities. In accordance with Australian IFRS, control exists where an entity has the "capacity to dominate decision making in relation to the financial and operating policies of another entity..." US GAAP, however, requires that an entity must control another entity usually as indicated by its ownership interests. As the ownership interest in the Company's subsidiaries is greater then 50% in all cases (representing ownership and actual control), no reconciling Australian/US GAAP adjustments are required.

(g) The company's accounting policy in respect of amortization of carried forward exploration expenditure is calculated based on the economically recoverable proven reserves of the company. US GAAP requires the amortization to be calculated on the units of production method based on estimated proven reserves of the company. As significant production has not commenced CityView has not applied this accounting policy in the financial statements for the financial periods ended 31 December 2004, 31 December 2005 and 31 December 2006 and therefore no reconciliation adjustment is required.

(h)      Employee Stock Purchase Plan
The Company has one stock-based compensation plan. The Company applies Australian IFRS and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plan. Under US GAAP under FASB 123, Accounting for Stock Based Compensation, disclosure is required of compensation expense that would have been recognized on FASB 123. For the years ended 31 December 2004, 2005 and 2006 no stock based compensation has been made.

Reconciliation Adjustments
The following reconciliations show the effect on net profit/loss for the financial periods ended December 31, 2006, 2005 and 2004 using the US GAAP basis of accounting for the matters outlined in items (a) to (f) above.



                                              31 Dec 06              31 Dec 05      31 Dec 04
Reconciliation Adjustments                US$            A$             A$              A$
------------------------------------ -------------- -------------- -------------- ---------------
Net income (loss) after Tax in
accordance with Australian IFRS        (5,291,572)    (7,021,725)    (2,784,287)       (688,710)

Reconciliation Adjustments
Exploration expenditure
written-off as incurred                  4,502,415      5,974,542      2,272,054       (294,409)


                                     -------------- -------------- -------------- ---------------
Net income (loss) after tax in
accordance with US GAAP                  (789,157)    (1,047,183)      (512,233)       (983,119)

                                     -------------- -------------- -------------- ---------------

Earnings (loss) per share after
tax in accordance with US GAAP             (.004)         (.005)          (.006)         (.012)
(in cents)


                                               31 Dec 06             31 Dec 05       31 Dec 04
Reconciliation Adjustments                 US$               A$          A$             A$
------------------------------------- -------------- ------------- --------------- --------------

Shareholder's equity attributable
to member of the chief entity in          2,228,513     2,957,158       5,886,941      8,671,228
accordance with Australian IFRS

Reconciliation Adjustments
Exploration expenditure written-off
as incurred                                       -             -     (5,974,542)    (8,246,596)
                                      -------------- ------------- --------------- --------------
Total shareholder's equity in
accordance with US GAAP                   2,228,513     2,957,158        (87,601)        424,632
                                      -------------- ------------- --------------- --------------

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

Attached.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.


                          CITYVIEW CORPORATION LIMITED









/S/ P M Smyth
P M Smyth
Director

Dated  June 28, 2007

                                 CERTIFICATIONS


I, Peter Mark Smyth, certify that:

         1. I have reviewed this annual report on Form 20-F of CityView Corporation Limited;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

         4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

         5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.



Date: June 28, 2007


/s/ Peter Mark Smyth
-----------------------

Peter Mark Smyth

Chief Executive Officer

                                 CERTIFICATIONS


I, Peter Mark Smyth, certify that:

         1. I have reviewed this annual report on Form 20-F of CityView Corporation Limited;

         2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

         3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

         4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

                  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

         5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

                  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.



Date: June 28, 2007


/s/ Peter Mark Smyth
-----------------------

Peter Mark Smyth

Chief Financial Officer

                                  Exhibit 99.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of CityView Corporation Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I,P M Smyth, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.





/s/ P M Smyth
------------------
P M Smyth
June 28, 2007

                                  Exhibit 99.2


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of CityView Corporation Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, P M Smyth, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.






/s/ P M Smyth
------------------
P M Smyth
June 28, 2007