Form 20-F
period 2007-12-31
CITYVIEW CORP LTD /NEW/
filed 2008-06-30
CIK 1023130

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________________

Commission file number ________________________________________

CityView Corporation Limited

(Exact name of Registrant as specified in its charter)

________________________________________________________________________
(Translation of Registrant's name into English)

Western Australia, Australia (Jurisdiction of incorporation or organization)

Level 9, 28 The Esplanade, Perth, Western Australia 6000 (Address of principal executive offices)

     Mr Paul Williams, (61-8) 9226 4788, paulw@cityviewcorp.com, address (above) (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

1

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                                                                                                                          Name of each exchange on which registered

           None
________________________________ ________________________________ ________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

333,692,632 ordinary shares as at December 31, 2007

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____ No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___ No X

     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer ” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____ Accelerated filer ____ Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ____ International Financial Reporting Standards as issued by the International Accounting Standards Board X Other ____

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____Item 18 ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ‘ Yes ‘ No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____ No X

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act. Nevertheless, the Company is providing its "Corporate Directory" updated form as it appeared in the Annual Report for the year ended December 31, 2007 as filed with Australian Stock Exchange Limited on March 31, 2008.

Directors
P M Smyth	Chief Executive	Appointed March 6, 2006
P G H Smith	Director	Appointed July 3, 2007
N P Hoexter	Director	Appointed July 5, 2007
P A de Chazal	Director	Appointed July 19, 2007
R J F Brothers	Director	Appointed December 4, 2007
Mahmood al Ansari	Director	Resigned July 3, 2007
John Jacoby	Director	Resigned July 31, 2007

Company Secretary
Paul Williams	Appointed July 31, 2007
John Jacoby	Resigned July 31, 2007

Registered Office
Level 9,
28 The Esplanade
Perth	Western Australia	6000

Principal Place of Business
Level 9,
28 The Esplanade
Perth	Western Australia	6000
Telephone:	(61-8) 9226 4788
Facsimile:	(61-8) 9266 4799
Email:	info@cityviewcorp. com
Web:	www.cityviewcorp. com

Auditor
BDO Kendalls Audit and Assurance (WA)
128 Hay Street
Subiaco Western Australia	6008

Australian Share Registry
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:	(61-8) 9323 2000
Facsimile:	(61-8) 9323 2033

USA Share Registry
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone: (303) 262 0600
Facsimile: (303) 262 0700

Attorney - Australia
Corrs Chambers Westgarth
240 St George’s Terrace
Perth Western Australia 6001

Attorney - USA
Gary B. Wolff, P C
805 Third Avenue
New York, New York 10022

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3.	KEY INFORMATION
A.	Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which were examined by BDO Kendalls (“BDO”) for year ended December 31, 2005, 2006 and 2007.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS"). Compliance with Australian IFRS ensures that the consolidated financial statements and notes for CityView Corporation Limited comply with the International Financial Reporting Standards as adopted by the ISAB.

The following table summarizes certain financial information and should be read in conjunction with “Item 5 – Operating and Financial review and Prospects.” The Company has not declared a dividend during each of the years ended December 31, 2005 through 2007 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein the information shown below may not be indicative of the Company’s future results of operation.

Statement of Loss and Accumulated Deficit Data:
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31
	2004	2005	2006	2007
Amounts in Accordance with
Australian IFRS	AUD$	AUD$	AUD$	AUD$
Income Statement Data:
Operating Revenues
Net Loss [1]	(688,710)	(2,784,287)	(7,021,725)	(4,653,608)
Per Ordinary Share (dollars)	(.098)	(.345)	(.502)	(.180)
Balance Sheet Data:
Total Assets	9,358,801	6,147,785	2,969,661	23,617,860
Shareholders Equity	8,671,228	5,886,941	2,957,158	23,317,755

1	Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A. Five Most Recent Financial Years

Period	High	Low	Period End	Average
12 months to December 31, 2003	0.7493	0.5588	0.7495	0.6525
12 months to December 31, 2004	0.8005	0.6773	0.7801	0.7371
12 months to December 31, 2005	0.7988	0.7233	0.7301	0.7628
12 months to December 31, 2006	0.7929	0.7014	0.7893	0.7536
12 months to December 31, 2007	0.9400	0.7672	0.8767	0.8389

B. Previous Six Months

Period	High	Low	Period End	Average
November 1 to November 30, 2007	0.9400	0.8652	0.8837	0.9000
October 1 to October 31, 2007	0.9272	0.8750	0.9196	0.8987
September 1 to September 30, 2007	0.8886	0.8107	0.8884	0.8444
August 1 to August 31, 2007	0.8662	0.7672	0.8176	0.8315
July 1 to July 31, 2007	0.8870	0.8459	0.8513	0.8661
June 1 to June 30, 2007	0.8521	0.8216	0.8488	0.8416

C. Latest Practicable Date

At June 16, 2008 the Australian dollar expressed in US dollars per AUD$1.00 was $0.9391

[1] Represents the average of the Noon Buying Rates on the last day of each month during the period.

Nature of Trading Market

The Company's ordinary shares commenced trading on the Australian Stock Exchange Limited on January 2, 1992 and commenced trading on the Electronic Over-the-Counter Bulletin Board in the United States on April 11, 1997.The Company subsequently gained clearance to trade on the NASDAQ Small Capital Market on June 11, 1997 and continuously traded on that exchange until its delisting effective May 8, 2000 subsequent to a February 11, 2000 oral hearing before the NASDAQ Listing Qualifications Panel which delisting was upheld (upon Company appeal) by the NASDAQ Listing and Hearing Review Council on October 25, 2000. On December 29, 2000 the Company’s securities were listed for trading on the NASD Electronic over the Counter Bulletin Board (“OTCBB”) and continue to trade on the OTCBB under the symbol CTVWF.

As of June 16, 2008 the Company had 3,582 holders of record of its Ordinary Shares.

The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.

The following reflects the high and low bid price for the Company’s Ordinary Shares as reflected on the company’s home exchange, the Australian Stock Exchange Limited for the last three years and the most recent quarter ended March 31, 2008.

Quarter Ending	High	High	Low	Low	Volume
	AUD $	US $	AUD $	US $
March 2006	0.089	0.060	0.045	0.028	2,305,572
June 2006	0.058	0.055	0.041	0.034	9,175.911
September 2006	0.058	0.039	0.038	0.031	3,482,310
December 2006	0.160	0.150	0.070	0.061	7,899.824
March 2007	0.105	0.100	0.081	0.064	6,873,787
June 2007	0.085	0.072	0.057	0.048	5,780,437
September 2007	0.165	0.146	0.115	0.102	5,534,829
December 2007	0.320	0.280	0.200	0.175	6,180,652
March 2008	0.260	0.238	0.098	0.090	7,915,713

Company Auditors

BDO Kendalls (through its office in Perth, Western Australia) is the Company’s independent auditor in all jurisdictions.

Capitalization and Indebtedness Not applicable Reasons for the Offer and Use of Proceeds Not applicable Risk Factors Risks In Respect of the Company’s Energy Portfolio

1.	Commodity prices and in particular the price of oil and gas;
2.	Currency exchange rate fluctuations;
3.	The strength of the equity markets at the time of any capital raising by the Company;
4.	Judicial decisions and legislative amendments;
5.	“Environmental management issues with which the Company may from time to time have to comply;
6.	General economic conditions in Australia and Angola and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7.	Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves and competent management; and
8.	Political stability of Angola.

There is no assurance that any of the Company’s energy properties contain significant commercially viable reserves until appropriate and sufficient exploration work is concluded and an economic and feasibility study based upon such work is conducted and concluded.

ITEM 4.

INFORMATION ON THE COMPANY

A. History and Development of the Company

The term “Company” refers to CityView Corporation Limited, a corporation organized under the laws of Western
Australia on May 3, 1987, and its wholly owned subsidiary’s CityView Asia Pty Ltd and Glenvale Associates Limited.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to “Australian
Dollars" or "AUD$" are to currency of Australia. Solely for convenience, Form 20-F contains translations of certain
Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates. For information regarding rates of exchange between Australian dollars and US dollars from 2003 to the present, see "Item 3A. Selected Financial Data - Exchange
Rates."

The Company is subject to the information requirements of the Securities Exchange Act of ’34, as amended. Accordingly, we file monthly Forms 6-K and Annual Form 20-F with the SEC. You may read and copy any document we file at the
SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings will also be available to the public at the SEC's web site at "http:/www.sec.gov."

The current financial period is for the twelve months ended December 31, 2007. References in this document to a particular prior year are to the calendar year unless otherwise indicated. The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent public accountants. Such financial statements have been audited in accordance with PCAOB Generally Accepted Auditing
Standards. The Company also produces quarterly reports as required by Australian Stock Exchange Limited, which contain selected financial information, and notices to shareholders of the Company. The Company also produces financial statements prepared in accordance with Australian IFRS, which are required to be furnished to shareholders under Australian law.

The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView
Investments Limited and was listed on Australian Stock Exchange Limited as an investment company. The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main
Board of Australian Stock Exchange Limited on January 2 1992. The Company changed its name to CityView
Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000
changed its name to its current name of CityView Corporation Limited. CityView's investments are focused on energy, minerals, gold and diamonds.

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

B                      Business Overview

General

The Company’s primary focus is on Angola.

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

  Fluctuations in the world market price of oil and gas and minerals;

  Abnormal interruptions in production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;

  Changes in government regulations or the relevant fiscal regime.

  Unforeseen adverse geological conditions;

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

  Review of geological and geophysical information available.

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

Evaluation Techniques

Experienced geologists and geophysicists are engaged as contractors to employ the technologies of investigation in assessing prospects. These include reprocessing and reinterpretation of existing seismic data. Afterwards the data in its original interpreted form can be enhanced to enable more accurate mapping of the structure. The technology available for seismic acquisition and processing is continually being improved. Interpretation tools such as computer mapping and modelling packages enable greater amounts of data to be processed and superior interpretations to be made. This data is interpreted utilizing experienced engineers and advanced software packages designed for such analysis. The results are then integrated with the geological and geophysical information, in an endeavour to use one form of analysis to confirm the other. Any available past production records are analysed and can, on occasion, be utilized as a means of predicting future production rates and cumulative production forecast, by extrapolation of the past results, utilizing accepted engineering practices.

Resources Portfolio

A. Angola Metals

On July 20, 2006 CityView acquired 30% of Glenvale Associates Limited, the holder of two wholly owned subsidiaries Foreign Trading Limited and Firstcorp Limited. Foreign Trading Limited owns 70% of the Ucua licence and Firstcorp Limited owns 70% of the Longonjo licence. On October 13, 2006 CityView increased its holding in Glenvale Associates Limited to 36.3% and by December 31, 2007 CityView had increased its’ holding in Glenvale Associates Limited to 79% with the remaining 21% held by Fortitude Minerals Limited.

Within the Longonjo metals licence area of 3,764 square kilometres two key targets have been identified: Catabola (copper-gold) and Longonjo Carbonatite (rare earths). A double barrel wire line drill rig of NQ core size and manned by a Brazilian crew is now drilling at Catabola.

Initially twenty exploration holes of up to 150 metres each will be drilled across Casseta Hill, the main mine area at Catabola. The mineralised zones at Catabola are represented by a number of parallel veins: the eastern group of veins run for approximately 350 metres along strike, with an overall width of 70 metres: in the west, a single vein outcrops more than 650 metres with a width of 10-12 metres. The objective of the Catabola drilling programme is to test the extent of mineralisation to a vertical depth of approximately 150 metres.

Following the discovery of several new sites to the south of Catabola, a geological mapping and geophysical prospecting programme will also be carried out to extend the known mineralisation and find similar mineralised structures.

Upon completion of the Catabola drilling, the rig will be moved to Longonjo Carbonatite for the drilling of eight exploration holes up to 150 metres each on the southern part of the Chimbulundu Hill.

During the year CityView steadily increased its equity in the Longonjo and Ucua licence areas to a 79% working interest with the remaining 21% held by Fortitude Minerals Limited. At 31 December 2007 CityView Corporation Limited held an 8% interest in Fortitude Minerals Limited. The licence areas held by Fortitude Minerals Limited are:-

Commodity	License Area	Percentage Held	Area

Copper	Cachoeiras de Binga	80%	3,615 square km
	Zenza Dondo	70%	747 square km
	Benguela	70%	3,943 square km
	Benguela South West	80%	355 square km
	Bentiabe	80%	183 square km
Gold	Chipindo	60%	1,433 square km
Carbonatite	Longonjo Minerals	79%	3,760 square km
Diamonds	Longonjo Diamonds	38%	3,000 square km

Pegmatite	Ucua	79%	1,369 square km
			18,405 square km

Oil

CityView has linked up with key Angolan business groups to access onshore Kwanza Basin permits when they become available from the Government. Through the provision of a US$100 million facility CityView has met the requisite financial criteria for participation. Negotiations for other oil related projects are currently in progress.

B. Cameroon

CityView has paid a deposit of $1,896,409 to acquire the right to purchase 100% of Petro Energy Africa Limited which is the beneficial owner of 57% of Turnberry Resources Inc who held 70% of the Matanda PH72 oil field in Cameroon (“Matanda”). Turnberry Resources Inc has relinquished their rights to Matanda and negotiations are in progress to replace it with an alternative permit. If CityView decides not to proceed with the 100% acquisition of Turnberry then its deposit will be converted to a 20% equity stake.

C. Organizational Structure

The Company conducts its operations through itself and its wholly owned subsidiary CityView Asia Pty Ltd.

D. Property, Plant and Equipment

E. Particulars of Mineral Leases – Longonjo and Ucua Angola

On July 20, 2006 CityView acquired 30% of Glenvale associates Limited the holder of two wholly owned subsidiaries Foreign Trading Limited and Firstcorp Limited. Foreign Trading Limited owns 70% of the Ucua licence in Angola and Firstcorp Limited owns 70% of the Longonjo licence in Angola. On October 13, 2006 CityView increased its holding in Glenvale Associates Limited to 36.3% and by December 31, 2007 CityView had increased its’ holding in Glenvale Associates Limited to 79% with the remaining 21% held by Fortitude Minerals Limited.

Executive Address

The Company’s registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia 6000. The Company’s principal place of business is leased premises at Level 9, 28 The Esplanade, Perth, Western Australia 6000, telephone: (61 8) 9226 4788, fax: (61 8) 9226 4799, email: info@cityviewcorp.com, website: www.cityviewcorp.com.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

The current financial period is for the twelve months ended December 31, 2007. The Company's consolidated financial statements are prepared in accordance with Australian International Financial Reporting Standards ("Australian IFRS").

The following discussion references the amounts computed in accordance with Australian IFRS for the results of operations of the Company for the financial periods ended December 31, 2007, 2006 and 2005.

Principal Activities

The principal activities of the Company during the financial year were investments in energy and minerals.

Results of Operations

The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian IFRS for the financial periods ended December 31, 2007, 2006 and 2005.

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$4,653,608 compared to a loss of AUD$7,021,725 for the previous financial year. There were no loan write off’s or bad debt’s this year and as a result there was a decrease in the operating loss compared to last year.

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

Employee Share and Option Benefits

The shareholders of the Company at its annual general meeting held on 4 May 2007 approved an Employee Incentive Option Scheme. A total of 7,000,000 options were issued to employees under the scheme during 2007. No options were issued in 2005 or 2006.

Options At the date of this report all options issued are fully vested.

Inflationary and Other Economic Pressures

Currently, the Company is not generating revenues from its oil and gas operations. Future revenues, if any, in this segment are governed, in part primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is expected. However, inflationary pressures affect the Company's exploration and development expenditure, which is primarily incurred in U.S. dollars. The director’s estimation of inflation is considered in regards to the general state of the world economy, and of the United States and Angola in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, sourced internally in Angola and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

The official government released Angolan average inflation rates for the five years beginning 2003 were as follows:

	2003	2004	2005	2006	2007
Inflation Rates %	106.0%	76.0%	44.0%	23.0%	12.5%

It is the policy of the directors to regularly monitor the cost of operations on a per barrel basis in respect to viability of individual projects and to take any necessary actions.

The Company's operations in these industries comprise exploration and development expenditure and therefore are not affected by inflationary and price pressures of oil and gas product pricing. However, normal inflationary pressures on the Company’s general expenditure on goods and services affect this expenditure.

Government Policies

The Company considered the issue of political risk in Angola in which the Company has acquired assets and may continue to do so as a matter of normal business practice. The Company's expected initial producing properties are located in Angola where there has been a long established petroleum and mineral industry, with significant elements of foreign capital investments.

Angola which is a separate national state, regulates, controls and taxes activities conducted by residents and nonresidents in the country and the flow of investment into the country and the return of capital out of the country. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company in Angola are by way of contract between a subsidiary of the Company and bodies which are wholly owned arms of the Government of Angola. These contracts are subject to controls and regulations by the contracting parties and by the particular governments. These factors, in addition to the usual exploration and production risk and the economic and political stability of the host countries, must all be taken into account in relation to the Company's operations in Angola.

Other than the effect of the government's economic fiscal monetary or political policies of Angola, or factors upon the operations of the Company, these policies or factors do not affect investments by United States Nationals in Ordinary Shares of the Company.

Likely Developments and Expected Results of Operations

Information on likely developments and expected results of operations (i.e. financial forecasts and/or forward looking information) of the consolidated entity has not been included in this report since management considers such information to be commercially sensitive and/or confidential and/or not subject to sufficient certainty.

Indemnification of Officers and Auditors

The Company has not, during or since the financial year, indemnified or agreed to indemnify an officer or director of the Company or any related body corporate against a liability incurred as an officer or auditor.

C. Liquidity and Capital Resources

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

At December 31, 2007, the Company had a working capital of AUD$11,927,107 compared to a working capital of AUD$911,616 at December 31, 2006.

Cash flow used in operating activities increased from AUD$956,698 in the year ended December 31, 2006 to AUD$1,460,675 in the year ended December 31, 2007. The primary differences for the increase in funds used, was for an increase in consulting and marketing fees.

Cash flow used for investing increased from AUD$1,114,308 for the year ended December 31, 2006 to AUD$9,017,453 in the year ended December 31, 2007. The increase in funds used for investing activities was primarily due to the purchase of mining leases in Angola.

The Company generated cash flows from financing activities of AUD$21,732,451 after fees and expenses in the year ended December 31, 2007 compared to AUD$2,811,442 in the year ended December 31, 2006. Cash flows from financing activities were by way of a rights issue to shareholders and new share placements.

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

D. Research and Development, Patents and Licences

Not applicable

E. Trend Information

Not applicable

F. Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements in place.

G. Tabular Disclosures of Contractual Obligations

The cost of any work to the Angolan Blocks (hereto discussed in Items 4 and 5) will be met by the Company in proportion to its equity interests, however, these amounts and the time frame in which they will be required is still uncertain.

H. Safe Harbor

In accordance with Safe Harbor Provisions referred to in Item 5G as provided for in Section 27A of the Securities Act (“Statutory Safe Harbors”) the Company applies same to any forward looking information provided by it in response to Item 5E and 5F hereof, as well as the Items (4 and 5) referred to in Item 5F except to the extent that same relates to historical facts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Name	Age	Position
P M Smyth	68	Chief Executive Officer, Appointed 6 March 2006
P G H Smith	75	Appointed 3 July 2007
N P Hoexter	63	Appointed 5 July 2007
P A de Chazal	65	Appointed 19 July 2007
R J F Brothers	66	Appointed 4 December 2007
M Al Ansari	55	Resigned 3 July 2007
J H Jacoby	61	Resigned 31 July 2007

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

Directors

The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Peter Mark Smyth – Chief Executive. Age 68

Mr Smyth has over 40 years of experience in the natural resources sector which commenced with Selection Trust where he was part of the project development teams for Mt. Newman iron ore and Agnew nickel projects in Australia. Since 1975 he has co-founded a number of successful companies involved in the exploration and production of gold, oil, gas and diamonds around the world.

Peter George Hunt Smith – Non Executive Director. Age: 75

Mr Smith is a former international banker who served Westpac Bank for 40 years leading to a position as a Senior Manager Asian Banking & Oil & Gas. Mr Smith has a large network of corporate clients and has attended many Government sponsored Trade Missions promoting Western Australia, as well as being responsible for opening an oil & gas office for Westpac in Houston, Texas.

Nicholas Paul Hoexter – Non Executive Director. Age: 63

Mr Hoexter is based in London and has been a senior member of BP’s HQ policy unit “think tank” and chief economist unit reporting to the main Board of BP. Mr Hoexter has a wide international business experience and is particularly skilled at project evaluation, having been a member of the BP/Selection Trust takeover evaluation/negotiation team. Mr Hoexter was also Chief Executive of the in-house asset leasing company of BG plc.

Paul Andre de Chazal – Non Executive Director. Age: 65

Mr de Chazal, who is based in London, was a partner involved for over thirty years in the international affairs of Simmons & Simmons, one of the world’s largest international law firms. He has acted for many substantial industrial and financial companies. Mr de Chazal has been a director of a number of insurance companies and was for many years a director of the executive committee of the Belgian-Luxemburg Chamber of Commerce in Great Britain.

Mr de Chazal is fluent in Portuguese, French, Spanish and English and has spent many years in Africa. Through his wide experience of international relationships, he is invaluable in assisting in the protection of CityView’s interests in Angola and the Cameroon.

Robert John Francis Brothers – Non Executive Director. Age: 66

Mr Brothers is based in Hong Kong and for over 20 years, owned and operated gas tankers and floating gas storage facilities through Beckworth Enterprises Inc, a ship owning group specialising in the carriage of liquid refrigerated petroleum gas. At one time Beckworth owned and operated 13 gas ships and was the largest shipowner of its type in the Far East. Prior to working for his own account Mr Brothers was an executive director of the substantial Hong Kong conglomerate Wheelock Marden & Co Ltd.

Mahmood Mohamad Rahamah al Ansari

Mr Ansari has a degree in Computer engineering from the University of Michigan and initially worked as an engineer with ADMA (Abu Dhabi Marine Operating) and ADCO (Abu Dhabi Company for Onshore Oil Operations). Mr Ansari is based in Dubai and specializes in major project negotiation and finance.

Mr Ansari is the President of Quest Energy Limited and Chairman of Quest International General Trading Establishment. Mr Ansari resigned on July 3, 2007.

John Henry Jacoby

Mr Jacoby is based in Perth, Western Australia and has a long association with the resource and finance industries. He is very experienced in working in remote locations and hands-on management.

Mr Jacoby resigned on July 31, 2007.

B. Compensation Remuneration of Directors

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share based compensation
E	Additional information

The information provided under headings A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

There has been no share based payments to the directors or key management personnel under the employee share and option plan introduced and approved by shareholders at the company’s annual general meeting on 4 May 2007.

There is no further additional information.

A Principles used to determine the nature and amount of remuneration

The Board of Directors is responsible for determining and reviewing compensation arrangements for the directors. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and other non-cash payments. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company. To assist in achieving these objectives, the Board links the nature and amount of executive directors’ and officers’ emoluments on an annual basis based on market conditions.

On 4 May 2007 at the company annual general meeting the directors proposed a monthly fee payable to all directors of $2,500 p/mth which was approved by shareholders.

There only relationship between shareholder wealth, company performance and remuneration is the effect that the underlying share price has on the valuation of key management personnel options.

The Board has not established a remuneration committee in view of the size of the Company. The Director and CEO, Mr Mark Smyth has a service agreement with the company.

The Company secretary Mr Paul Williams has a service agreement with the company.

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves.

B Details of Remuneration

Details of the nature of each element of the emoluments of each key management personnel paid during 2007 are as follows:-

	Short-term employee benefits		Post-employment Benefit	Share-based payments

2007 Name	Cash salary and fees $	Performance fees $	Superannuation $	Equity Options $	Total $	% Linked to Performance
P M Smyth	195,000	-	-	690,000	885,000	-
P G H Smith	15,000	-	-	417,000	432,000	-
N P Hoexter	-	-	-	417,000	417,000	-
P A de Chazal	7,500	-	-	417,000	424,500	-
R J F Brothers	-	-	-	-	-	-
J H Jacoby	6,000	-	-	276,000	282,000	-
M al Ansari	20,000	-	-	-	20,000	-
Total key management
personnel compensation	243,500	-	-	2,217,000	2,460,500	-

Other Executives
P Williams	127,560	-	4,440	352,400	484,400	-

There were no other key management personnel of the company during the fiscal year.

	Short-term employee benefits		Post-employment Benefit	Share-based payments

2006 Name	Cash salary and fees $	Performance fees $	Superannuation $	Equity Options $	Total $	% Linked to Perform ance
P M Smyth	251,500	-	-	-	251,500	-
J H Jacoby	29,360	-	-	-	29,360	-
M al Ansari	-	-	-	-	-	-
A I Saddique	-	-	-	-	-	-
B Y Ee	-	-	-	-	-	-
Y K Goh	-	-	-	-	-	-
Thinagaran	-	-	-	-	-	-
J F Arbouw	12,000	-	-	-	12,000	-
R M Elliott	7,500	-	-	-	7,500	-

Total key management
personnel compensation	300,360	-	-	-	300,360	-

C Service Agreements

Romarcam Investments Pty Ltd has contracted to provide the services of Mr Mark Smyth to act as Chief Executive of CityView Corporation Limited. Mr Smyth took up the position of Chief Executive on March 6, 2006. The contract is for a period of up to five years and can be terminated by either party on one year’s notice. The fees payable under the contract are $15,000 per month. Mr Smyth also receives a director’s fee of $2,500 per month which was approved by shareholders at the company’s annual general meeting held on May 4, 2007.

Mr Paul Williams is contracted to provide accounting, administration and Company secretarial duties. The contract can be terminated by the Company on one year’s notice. The fees payable under the contract are $11,000 per month including superannuation.

No other key management personnel have service agreements with the company.

D Share based compensation

Options

Options over shares in CityView Corporation Limited are granted under the CityView Corporation Limited Employee Share and Option Plan which was approved by shareholders at the 2007 annual general meeting. The Employee Share and Option Plan is designed to provide long term incentives for executives to deliver long term shareholder returns. Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guarantee benefits.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are below.

Summary of options granted under ESOP are as follows:

Grant date	Date vested	Expiry date	Exercise price	Value per option at grant date
22/10/2007	4/12/2007	30/11/2009	$0.15	$0.14

Grant date	Date vested	Expiry date	Exercise price	Value per option at grant date
28/09/2007	4/12/2007	30/11/2009	$0.15	$0.07

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

Details of options over ordinary shares in the company provided as remuneration to each of the key management personnel of CityView Corporation Limited are set out below. When exercisable, each option is convertible into one ordinary share of CityView Corporation Limited. Further information on the options is set out in note 26 to the financial statements.

Name	Number of options granted during the year	Number of options vested during the year
	2007	2006	2007	2006

P M Smyth	5,000,000	-	5,000,000	-
P G H Smith	3,000,000	-	3,000,000	-
N P Hoexter	3,000,000	-	3,000,000	-
P A de Chazal	3,000,000	-	3,000,000	-
J H Jacoby	2,000,000	-	2,000,000	-

Other Company and Group Executives
P.Williams	5,000,000	-	5,000,000	-

The model inputs, not included in the table above, for options granted during the year ended 31 December 2007 include:

a)	Options are granted for no consideration and vest over two years
b)	Share price at grant date was $0.145
c)	Expected volatility, based on the history of the companies share price, range from 0.2620 to 0.9076
d)	Expected dividend yield of Nil
e)	A risk free interest rate of 6.03%

E Additional Information

Share-based compensation: Options

Further details relating to options are set out below.

Name	A Remuneration Consisting of Option	B Value at Grant date	C Value at Exercise Date	D Value a Lapse Date
P M Smyth	78%	690,000	-	-
P G H Smith	96%	417,000	-	-
N P Hoexter	100%	417,000	-	-
P A de Chazal	98%	417,000	-	-
J H Jacoby	97%	276,000	-	-

A = The percentage of the value of remuneration consisting of options, based on the value of options expensed during the current year.

B = The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year, being the intrinsic value of the options at that date.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year because a vesting condition was not satisfied. The value is determined at the time of lapsing, but assuming the condition was satisfied.

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

D. Employees

At December 31, 2007 the Company had 1 full time employee at its principal place of business in Australia. Consultants on a per diem basis undertake much of the Company’s work.

E. Share Ownership

See Item 7A Major shareholders

F. Employee Share Plan

The shareholders of the Company at its annual general meeting held on 4 May 2007 approved an Employee Incentive Option Scheme. A total of 7,000,000 options were issued to employees under the scheme during 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at June 16, 2008. Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Directors/Officers

Name	Number of Shares
P M Smyth Chief Executive Officer 12/30 Jarrad Street Cottesloe WA 6011 Australia	Mr Smyth’s Superannuation Fund owns 1,050,426 fully paid Ordinary shares in CityView and 5,210,086 options in CityView.
P G H Smith Director 48 Goldsmith Road Dalkeith WA 6009 Australia	Nil
N P Hoexter Director 142 Ifield Road London SW10 9AF United Kingdom	3,000,000 options in CityView
P A de Chazal Director 89 Deodar Road London SW15 2NU United Kingdom	3,000,000 options in CityView
R J F Brothers Director 8 Fung Sau Road Sai Kung Hong Kong	3,000,000 options in CityView
Mahmood al Ansari Chairman Villa 5, 83 C Street Dubai United Arab Emirates	1,250,000 shares in CityView
John Jacoby Director/Secretary 32 Taylor Road Nedlands WA 6009	200,000 shares and 2,000,000 options in CityView

Major Shareholders
Name	Number of Shares	Percent of Class
HSBC Custody Nominees (Australia) Limited	59,849,032	13.66%
US Control Account
C/- Computershare Trust Company Inc	20,895,630	4.77%

Based on 438,033,895 shares outstanding as of June 16, 2008.

B. Related Party Transactions

There are no additional interests of management in transaction involving the Company except for those stated herein or in Item 17 – notes to financial statements.

C. Interests of Experts and Counsel Not applicable

ITEM 8. FINANCIAL INFORMATION

A.         Consolidated Statements and Other Financial Information

Reference is made to “Item 17. Financial Statements” for the financial statements included in this annual report.

The Company is not a party to any material litigation, and to its knowledge no action, suit or proceeding is pending or has been threatened.

To date, the Company has not paid a dividend. The declaration, amount, and date of distribution of any dividend in the future will be decided by the Board of Directors from time to time based upon and subject to the Company’s earnings, financial requirements, and other conditions prevailing at the time.

ITEM 9.     THE OFFER AND LISTING

Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A.    Share Capital

The issued capital of CityView Corporation Limited at June 16, 2008 is 438,033,895 shares and 96,550,283 options exercisable by November 30, 2009 at 15 cents each.

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

The Constitution of the Company does not contain any additional limitations on a non-resident's right to hold or vote the Company's securities.’

E. Taxation

The following discussion summarizes US federal and Australian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

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

If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entities in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or ’(iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

The Internal Revenue Code provides each US stockholder in a PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFICs distributed and undistributed income, as computed under US tax accounting principles, on a current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFICs undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFICs income computed under US tax accounting principals.

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

Taxation of Dividends

The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings, if any, to finance expansion of its business. Should the Company begin paying dividends, however, the Company's dividends t’ its US Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be "franked" for Australian tax purposes. A dividend is considered to be "franked" to the extent that such dividend is paid out of the Company's income on which Australian corporate tax has been levied. Even if not "franked," a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company's non-Australian source dividend income and the Company specifies a "foreign dividend account declaration percentage" for such purpose. The Company anticipates that if it pays dividends, such dividends would likely be either "franked," or “aid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

If, however, dividends are paid by the Company that are not "franked," nor paid from the initial Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax. However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a US stockholder would be limited to 15% of the gross amount of the dividend. Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the US stockholder. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income“ or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and ’he deductions allocable thereto.

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder. Dividends paid by the Company will not be eligible for the “inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

F. Dividends and Paying Agents Not applicable G. Statement by Experts Not applicable

H. Documents on Display

Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's principal place of business at Level 9, 28 The Esplanade, Perth Western Australia, Telephone: (61 8) 9226 4788, Fax: (61 8) 9226 4799, email: info@cityviewcorp.com

The Company is subject to the information requirements of the Securities Exchange Act of ’34, as amended. Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC. A copy of any document filed can be read at the SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company’s SEC filings are also available to the public at the SEC's web site at’"http:/www.sec.gov.

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

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

CityView’s management, under the supervision and with the participation of it’s chief executive officer and chief accounting officer, conducted an evaluation of it’s "disclosure controls and procedures" (as defined ”n the Securities Exchange Act of 1934 Rules (13a-15(f)). CityView’s chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2007, its disclosure controls and procedures are effective.

Scope of Management’s Report on Internal Control over Financial Reporting

Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in note 23 to the consolidated financial statements (collectively, the “Excluded Entities).

The Excluded Entities accounted for via proportionate consolidation represents 23.7% of consolidate net assets, as of December 31, 2007 and 0% of the consolidated net income for the year ended December 31, 2007.

Management has been unable to access the effectiveness of internal controls at the Excluded Entities because CityView does not have the ability to dictate or modify the controls of the Excluded Entities and does not have the ability in practice, to assess those controls. Accordingly management’s evaluation of CityView’s internal control over financial reporting did not include an evaluation of the internal controls of any of the Excluded Entities, and management’s conclusions regarding the effectiveness of CityView’s internal control over financial reporting does not extend to the internal controls of any of the Excluded Entities.

Management’s Annual Report on Internal Control over Financial Reporting

Management of CityView is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934 Rules (13a-15(f). CityView’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by Australia on December 31, 2007 and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of CityView.

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as IFRS as approved by Australia on December 31, 2007, and that our receipts and expenditures are being made only in accordance with authorizations of CityView’s management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In compliance with temporary rules the effectiveness of our internal control over financial reporting as of December 31, 2007 has not been audited by BDO Kendalls Audit and Assurance, an independent public accounting firm, as stated in their report included on page 32.

Changes in Internal Control over Financial Reporting

During the fiscal year 2007, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting

ITEM 16A.      Audit Committee Financial Expert

The Company established an Audit Committee, which is responsible for the following:

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Smith, Smyth and Williams. The Committee has authority to seek any pertinent information it requires from any employee or external party. Qualifications held by the individuals on the Audit Committee are included in the Directors’ Report.

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

The Chief Executive Officer and Company Secretary are required to state in writing to the Board that the Company’s financial reports present a true and fair view of the Company’s financial condition and that operation results are reported in accordance with relevant accounting standards.

The objectives, composition, term of office and duties and responsibilities of the Committee (“the Charter”) have been updated to meet the Principles of Good Corporate Governance and Best Practice Recommendations as suggested by the Australian Stock Exchange Corporate Governance Council on March 31, 2003. A copy of the Charter has been posted on the website.

Audit Committee Charter

Objectives:

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company’s internal and external auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the Australian Stock Exchange.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee makes regular reports to the Board.

The Audit Committee shall at least annually, unless otherwise specified:

1.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
2.

Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company’s financial statements.

3.

Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements.

4.	Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.
5.	Review with management and the independent auditor the Company’s quarterly financial statements prior to the filing of them with the relevant regulators.
6.	Meet periodically with management to review the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.
7.	Review major changes to the Company’s auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.
8.	Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.
9.

Review the experience and qualifications of the senior members of the independent auditor team and the quality control procedures of the independent auditor. Review the experience and qualifications of the Company’s senior finance executives.

10.	Approve the fees to be paid to the independent auditor.
11.	Establish guidelines for the retention of the independent auditor for any non-audit service.
12.

Receive periodic reports from the independent auditor regarding the auditor’s independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

13.

Evaluate together with the Board the performance of the independent auditor and, whether it is appropriate to rotate independent auditors on a regular basis. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.

14.	Recommend to the Board guidelines for the Company’s hiring of employees of the independent auditor who were engaged on the Company’s account.
15.	Review the appointment and replacement of the senior internal auditing executive.
16.	Review the significant reports to management prepared by the internal auditing department and management’s responses.
17.	Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.
18.	Obtain from the independent auditor assurance that Section 10A of the Private Securities Litigation Reform Act (1995) is adhered to.
19.

Obtain reports from management, the Company’s senior internal auditing executive and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Conduct/Ethics, including disclosures of insider and affiliated party transactions.

20.	Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit.
21.	Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company’s response to that letter.

Such review should include:

(a)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management.
(b)	Any changes required in the planned scope of the internal audit.
(c)	The internal audit department responsibilities, budget and staffing.
22.	Prepare the report required by the rules of the Australian Stock Exchange/Securities Exchange Commission.
23.	Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Conduct/Ethics.

24.

Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

25.	Assess its performance of the duties specified in this charter and report its findings to the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company’s Code of Conduct/Ethics.

The CityView Audit Committee currently comprises two directors and the company secretary, two of which are independent under the Principles of Corporate Governance and Best Practice Recommendations of the Australian Stock Exchange.

Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 (SOXA), the Company has a duty as party of its dual listing to adopt rules disclosing whether it has at least one “audit committee financial expert” serving on its audit committee, and, if so, whether the expert is independent of management.

In addition, the “financial expert” should have:

  an understanding of generally accepted accounting principles and financial statements the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity generally comparable to those of the issuer’s financial statements, or experience actively supervising one or more person engaged in such activities an understanding of internal controls and procedures for financial reporting an understanding of audit committee functions

The attributes of the “financial expert” will have been acquired through any one or more of the following ways:

  education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of a similar function experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements other relevant experience

  an understanding of internal controls and procedures for financial reporting an understanding of audit committee functions.

The Company designated Peter G H Smith as its “financial expert” on the Audit Committee in that Mr Smith fulfils some but not all of the criteria set out in Section 407. Mr Smith has:

  an understanding of generally accepted accounting principles and financial statements the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves an understanding of internal controls and procedures for financial reporting.

ITEM 16B. Code of Ethics

This report outlines the code of conduct in place for directors and managers and employees of CityView Corporation Limited.

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment.

Code of Conduct

This code of conduct sets out the standard which the Board, management and employees of the Company are encouraged to comply with when dealing with each other, shareholders and the broader community.

Commitment of the Board and Management to Corporate Code of Conduct

The Board and management approve and endorse this code of conduct and support the code and all it strives to achieve.

The Board and management encourage all staff to consider the principles of the code and use them as a guide to determining how to respond when acting on behalf of the Company.

Responsibilities to Shareholders and the Financial Community Generally

The Company aims to:

  Increase shareholder value within an appropriate framework which safeguards the rights and interests of the Company’s shareholders and the financial community; and

  Comply with systems of control and accountability which the Company has in place as part of its corporate governance with openness and integrity.

Responsibilities to Clients, Customers and Consumers

The Company is to comply with all legislative and common law requirements which affect its business, in particular those in respect of occupational health and safety, the environment, native title and cultural heritage. Any transgression from the applicable legal rules is to be reported to the managing director as soon as a person becomes aware of such a transgression.

Employment Practices

The Company will employ the best available staff and consultants with skills required to carry out vacant positions.

The Company will ensure a safe work place and maintain proper occupational health and safety practices commensurate with the nature of the Company’s business and activities.

Responsibility to the Community

The Company will recognise, consider and respect environmental issues which arise in relation to the Company’s activities and comply with all applicable legal requirements.

Responsibility to the Individual

The Company recognises and respects the rights of individuals and to the best of its ability will comply with the applicable legal rules regarding privacy, privileges, private and confidential information.

Obligations Relative to Fair Trading and Dealing

The Company will deal with others in a way that is fair and will not engage in deceptive practices.

Conflicts of Interest

The Board, management and employees must not involve themselves in situations where there is a real or apparent conflict of interest between them as individuals and the interest of the Company. Where a real or apparent conflict of interest arises the matter should be brought to the attention of the Chairperson in the case of a board member or the managing director, the managing director in the case of a member of management and a supervisor in the case of an employee, so that it may be considered and dealt with in an appropriate manner for all concerned.

Compliance with the Code

Any breach of compliance with this code is to be reported directly to the managing director or chairperson, as appropriate.

Periodic Review of Code

The Company will monitor compliance with the code periodically by liaising with the Board, management and staff especially in relation to any areas of difficulty which arise from the code and any other ideas or suggestions for improvement of the code. Suggestions for improvements or amendments to the code can be made at any time by providing a written note to the managing director.

Incorporation of Code of Conduct for Executives

The Code of Conduct for Executives forms part of the Corporate Code of Conduct. It provides as follows:

All Executives will:-

1.	Actively promote the highest standards of ethics and integrity in carrying out their duties for the Company.
2.

Disclose any actual or perceived conflicts of interest of a direct or indirect nature of which they become aware and which they believe could compromise in any way the reputation or performance of the Company.

3.

Respect confidentiality of all information of a confidential nature which is acquired in the course of the Company’s business and not disclose or make improper use of such confidential information to any person unless specific authorisation is given for disclosure or disclosure is legally mandated.

4.

Deal with the Company’s customers, suppliers, competitors and each other with the highest level of honesty, fairness and integrity and to observe the rule and spirit of the legal and regulatory environment in which the Company operates.

5.

Protect the assets of the Company to ensure availability for legitimate business purposes and ensure all corporate opportunities are enjoyed by the Company and that no property, information or position belonging to the Company or opportunity arising from these are used for personal gain or to compete with the Company.

6.	Report any breach of this code of conduct to the chairperson, who will treat reports made in good faith of such violations with respect and in confidence.

Statement of Corporate Governance

The ASX Corporate Governance Council requires that the Company must disclose the extent to which it has followed best practice recommendations, identify which recommendations have not been followed and the reason for not adopting the recommendations.

The ASX Corporate Governance Council recognises that not all recommendations are appropriate for all companies and those companies should only adopt those recommendations that are suitable in each individual case.

The following is a summary of policies adopted by the Company and where appropriate, explanations of where best practice recommendations have not been applied.

Board Composition and Functions

Under the Company’s Constitution, the Board is required to consist of at least three and no more than ten directors. If the Company has three or more directors, one third of the directors, with the exception of the Chief Executive, must retire and seek re-election at the Annual General Meeting each year.

The Board of the Company currently consists of four independent non-executive directors and one executive director. The Board is considered to be comprised of directors with the experience and qualifications best suited to the Company’s size and range of activities.

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

Directors of the Company during the financial year and information pertaining to individual directors, is included in the Director’s Report. Board members have the right to seek independent professional advice in the furtherance of their duties as directors at the Company’s expense.

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

  The director is not a substantial shareholder of the Company;

  The director has not been employed in an executive capacity by the Company and has not been a principal of a material adviser or consultant to the Company within the last three years, and

  The director is free from any interest which could reasonable be perceived to materially interfere with the director’s ability to act in the best interests of the Company.

Terms of Office

The company’s Constitution specifies that no director (except for the managing director) may retain office without reappointment for more than three years or past the third annual general meeting following the directors appointment, whichever is the longer.

Chairman and Chief Executive Officer (CEO)

The Chairman when appointed is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the Board’s relationship with the Company’s senior executives.

The CEO is responsible for implementing group strategies and policies. The Board charter specifies that these are separate roles to be undertaken by separate people.

Commitment

The Board held nineteen board meetings during the year.

It is the company’s practice to allow its executive directors to accept appointments outside the company.

Prior to appointment or being submitted for re-election, each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Risk Management

The Board is responsible for the identification of significant areas of business risk, implementing procedures to manage such risks and developing policies regarding the establishment and maintenance of appropriate ethical standards to:

  Ensure compliance in legal, statutory and ethical matters;

  Monitor the business environment;

  Identify business risk areas;

  Identify business opportunities; and

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

Audit Committee

The Company has established an Audit Committee, which is responsible for the following:

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Smith, Smyth and Williams. The Committee has authority to seek any pertinent information it requires from any employee or external party. Qualifications held by the individuals on the Audit Committee are included in the Directors’ Report.

Corporate Reporting

The Chief Executive Officer and Company Secretary are required to state in writing to the Board that the Company’s financial reports present a true and fair view of the Company’s financial condition and that operation results are reported in accordance with relevant accounting standards.

External Auditors

The Company and the Audit Committee policy, is to appoint external auditors who clearly demonstrate quality and independence. BDO Kendalls was appointed as the external auditor in 2000.

An analysis of fees paid to external auditors, including a break down of fees for non audit services, is provided in at item 16c. It is the policy of the external auditors to provide an annual declaration of their independence.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Continuous Disclosure and Shareholder Communication

The Company follows the ASX listing rule 3.1 in complying with continuous disclosure requirements. Once the company is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the company’s securities, the company will immediately advise the ASX.

The CEO and the Company Secretary have been nominated as the persons responsible for communication with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

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

Corporate performance is enhanced when the Board has an appropriate mix of skills and experience. The Board is evaluated before a candidate is selected to join the Board. Candidates are nominated by existing Board members and, if necessary, independent search consultants are utilized. Where a director nominates a candidate for the Board, the director must disclose any pre-existing relationship with the nominee. New directors are provided with a letter of appointment setting out their responsibilities and rights and are provided with a copy of the Company’s Constitution.

ITEM 16C.

Principal Accountant Fees and Services

The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditors are as follows:

	2007	2006	2005	2004
	A$	A$	A$	A$
Audit fees	35,000	35,000	42,565	38,165
Tax services	15,000	10,000	6,300	7,905
	50,000	45,000	48,865	46,070

ITEM 16D.
Exemption from the Listing Standards for Audit Committees
Not Applicable.

ITEM 16E
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

PART III
ITEM 17.	FINANCIAL STATEMENTS
CITYVIEW CORPORATION LIMITED
ACN 009 235 634
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007
Page Number

Auditor's Report	33
Income Statement	34
Balance Sheet	35
Cash Flow Statement	36
Statement of Changes in Equity	37
Notes to and forming part of the Financial Statements	38-64

Report of Independent Registered Public Accounting Firm Board of Directors and Stockholders Cityview Corporation Ltd Perth, Western Australia

We have audited the accompanying consolidated balance sheets of Cityview Corporation Limited as of December 31, 2007 2006 and 2005 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Discussed in Note 9 of the financial statements is an amount of $1,896,409 in relation to a deposit paid for rights to acquire the shares of a company with exploration licenses in Cameroon. We have not been provided with sufficient evidence to satisfy ourselves as to the recoverability of this balance, nor have we been able to perform sufficient and appropriate other audit procedures. As a result, we can not and do not express an opinion on the recoverability of this balance and its effect on the Balance Sheet and Income Statement of the consolidated Entity for the year ended 31 December 2007.

In our opinion, except for the effects of such adjustments, if any, that might have been deemed necessary had we been able to examine evidence regarding the recoverability of the deposit referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cityview Corporation Limited at December 31, 2007 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Australia, and in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BG McVeigh Partner Perth, Western Australia Dated this 27th day of June 2008

BDO Kendalls is a national association of
separate partnerships and entities

CITYVIEW CORPORATION LIMITED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

				Consolidated Entity
		31 De	c 07	31 De	c 06	31 De	c 05
	NOTE	$		$		$
Revenue	2	210,063		49,185		7,813
Share of net profit of associates accounted for
using the equity method of accounting		-		357		-
Administration expenses		(819,487)		(318,873)		(76,458)
Employee wages and benefits expense		(2,831,656)		(77,651)		(93,912)
Consulting/Legal expenses		(667,966)		(574,618)		81,477
Depreciation and amortisation expense		(7,329)		(2,120)		(3,007)
Occupancy Expenses		(79,897)		(58,671)		(54,253)
Exploration & Development expenses		-		(294,409)		(311,336)
Marketing expenses		(430,820)		(38,005)		-
Write off receivable - Madura & Sim–nggaris		-		(5,680,134)		(2,272,054)
Gain on sale of investment		-		-		-
Other expenses from ordinary activities		(26,516)		(26,786)		(62,557)
Loss before income tax expense	3	(4,653,608)		(7,021,725)		(2,784,287)
Income tax expense		-		-		-
Loss for the year		(4,653,608)		(7,021,725)		(2,784,287)
Loss attributable to members of the parent entity		(4,524,315)		(7,021,725)		(2,784,287)
Minority Interest		(129,293)		-		-
		(4,653,608)		(7,021,725)		(2,784,287)
Basic loss per share (cents per share)	21	(1.80	c)	(5.02	c)	(3.45	c)
Where diluted losses per share are not diluted,
they are not disclosed.

The above income statement should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2007

					Consolidated Entity
			31 De	c 07	31-Dec 06	31-Dec 05
	NOT E		$		$	$

ASSETS
Current assets
Cash	6		12,160,763		906,440	166,004
Receivables	7		66,449		17,679	6,352
Total current assets			12,227,212		924,119	172,356

Non-current assets
Receivables	8		-		670,601	5,680,133
Other financial assets	9		1,896,409		-	-
Available for sale financial assets	10		5,531,372		263,750
Equipment	11		34,890		10,874	885
Oil assets	12		-		-	294,411
Investments accounted for using
the equity method of accounting	13		-		1,100,317	-
Exploration and evaluation expenditure	14		3,927,977		-	-
Total non-current assets			11,390,648		2,045,542	5,975,429
Total assets			23,617,860		2,969,661	6,147,785

LIABILITIES
Current liabilities
Payables	15		300,105		12,503	38,178
Interest bearing liabilities	16		-		-	204,666
Total current liabilities			300,105		12,503	242,844

Non-current liabilities
Provisions	17		-		-	18,000
Total non-current liabilities			-		-	18,000
Total liabilities			300,105		12,503	260,844

Net assets			23,317,755		2,957,158	5,886,941

EQUITY
Contributed equity	18	(a)	81,930,730		62,377,938	58,285,996
Reserves	19		4,983,816		-	-
Accumulated losses	20		(63,945,095)		(59,420,780)	(52,399,055)
Minority Interests	31		348,304		-	-
Total equity			23,317,755		2,957,158	5,886,941

The above balance sheet should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007

				Consolidated Entity
			31-Dec-07	31-Dec-06	31-Dec-05
	NOTE		$	$	$

Cash flows from operating activities
Interest received			210,063	49,185	7,813
Payments to suppliers and employees			(1,670,738)	(1,005,883)	(436,633)
Net cash outflow from operating activities	24	(b)	(1,460,675)	(956,698)	(428,820)

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura			-	-	-
Exploration & development expenditure			-	-	-
Loans made during the year			-	-	(607,135)
Payment for property, plant & equipment			-	-	-
Loan – Glenvale Associates			-	(670,601)	-
Payments for acquisition of subsidiaries			(1,853,421)	(179,960)	-
Payments for available for sale assets			(7,164,032)	(263,747)	-
Net cash outflow from investing activities			(9,017,453)	(1,114,308)	(607,135)

Cash from financing activities
Payment of loans			-	(210,500)	100,000
Proceeds from pro-rata option issue			2,273,446	-	-
Proceeds from the issue of shares			20,304,121	3,227,265	-
Share issue costs			(845,116)	(205,323)	-
Net cash inflow from financing activities			21,732,451	2,811,442	100,000

Net increase/(decrease) in cash			11,254,323	740,436	(935,955)
Cash at the beginning of the period			906,440	166,004	1,101,959
Cash at the end of the period	24	(a)	12,160,763	906,440	166,004

The above cash flow statement should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity
		31-Dec-07	31-Dec-06	31-Dec-05
	NOTE	$	$	$

Total equity at the beginning of the
financial year		2,957,158	5,886,941	8,671,228

Minority Interest	31	348,304	-	-

Loss for the year		(4,524,315)	(7,021,725)	(2,784,287)

Total recognised income and expenses
for the year		(4,524,315)	(7,021,725)	(2,784,287)

Shares Issued	18	20,664,121	4,297,265	-
Reserves	19	4,983,816	-	-
Share Issue Cost	18	(1,111,329)	(205,323)	-
		24,536,608	4,091,942	-

Total equity at the end of the
financial year		23,317,755	2,957,158	5,886,941

The above statement of changes in equity should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

1.	Statement of Significant Accounting Policies
(a) Basis of Reporting

The financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, all applicable Australian Accounting Standards and Australian Accounting interpretations.

The financial report covers the consolidated entity CityView Corporation Limited (“CityView”) and its controlled entities. CityView is a listed public company, incorporated and domiciled in Australia. The accounting policies have been consistently applied to all years presented unless otherwise stated.

The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of CityView Corporation Limited comply with International Financial Reporting Standards (IFRS) as adopted by IASB.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment.

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

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(b) Principles of Consolidation

A controlled entity is an entity controlled by CityView. Control exists’ where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 23 to the financial statements.

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

(c) Going Concern

The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

(d) Income Tax

The income tax expense for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

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

Deferred tax assets are only recognised for deductible temporary differences and unused tax losses if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities, associates and interests in joint ventures.

CityView Corporation Limited and its wholly-owned subsidiaries have implemented the tax consolidation legislation from 1 January 2004. CityView Corporation Limited is the head entity in the tax consolidated group. The stand-alone taxpayer/separate tax payer within a group approach has been used to allocate current income tax expenses and deferred tax balances to wholly-owned subsidiaries that form part of the tax consolidated group. CityView Corporation Limited has assumed all the current tax liabilities and the deferred tax assets arising from unused tax losses for the tax consolidated group via inter-company receivables and payables because a tax funding arrangement has been in place for the whole financial year.

(e)	Foreign Currency
(i)	Functional and presentation currency

Items included in the financial statements of each of the Groups entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is CityView Corporation Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Translation differences on financial assets and liabilities carried at fair value are reported as part of their fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale financial assets are included in the fair value reserve in equity.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

(iii) Group companies

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

  Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, in which case income and expenses are translated at the dates of the transactions), and

  All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any investment in foreign entities and of borrowings and other financial instruments designed as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold or any borrowings forming part of that net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale where applicable.

(f) Capitalized, Exploration and Evaluation Expenditure

The consolidated entity has interests in contracts to develop and operate mineral and oil and gas fields in Angola and Cameroon. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host country and to some extent may be affected by the political stability of that country.

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that the consolidated entity’s rights of tenure to that area of interest are current and that the costs are expected to be recouped through the successful development of the respective areas of interest or the ultimate sale of those areas or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

While the share of revenue from saleable mineral and oil and gas from the operations in Angola and Cameroon will be receivable by the consolidated entity in US dollars, the directors are not able to determine what affect these factors, together with any movements in world mineral and oil and gas prices, may have on the future values of any expenditure carried forward.

(g) Equipment

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

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

(h) Depreciation

All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

(i) Impairment of Assets

At each reporting date the group assesses whether there is any indication that individual assets may be impaired. Where impairment indicators exist, recoverable amount is determined and impairment losses are recognised in the income statement where the asset’s carrying value exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate recoverable amount for an individual asset, recoverable amount is determined for cash-generating unit to which the asset belongs.

(j) Investments in Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting, after initially being recorded at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from the associates are recognised in the consolidated financial statements by reducing the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long term receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(k) Payables

Trade payables and other accounts payable are recognised when the entity becomes obliged to make payments for the purchase of goods or services received prior to the end of the financial year which are unpaid. They are unsecured and usually payable within 30 days.

(l) Receivables

Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable. Bad debts are written off when identified.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

(m) Employee Entitlements

Provision is made for the company’s liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave that will be settled after one year have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan’s accrued benefits and the net market value of the plans assets.

The Company also uses the services of consultants and contractors on an as needs basis.

Share based payments

Share based compensation benefits are provided to employees via the CityView Corporation limited Employee Share and Option Plan. Information relating to the scheme is set out in note 29.

The fair value of options granted under the CityView Corporation Limited “ESOP” is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using the Black Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

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

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting

(p) Comparative Figures

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

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

(s) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or business under common control, regardless of whether equity instruments or other assets are required. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(t)	Investments
(i)	Available for sale financial assets

Available for sale financial assets, are non derivatives that are either designated in this category or not classified in any other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are no derivative financial assets with fixed or determined payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included in trade and other receivables the balance sheet (note 7).

(u) Fair value estimations

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purpose.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets if held by the Group would be the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont) (v) Contributed equity Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

If the entity reacquires its own equity instruments, eg as a result of a share buy back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income tax) is recognised directly in equity.

(w) Standards

The following new / amended accounting standards and interpretations have been issued, but are not mandatory for financial years ended 31 December 2007. They have not been adopted in preparing the financial report for the year ended 31 December 2007 and are expected to impact the entity in the period of initial application. In all cases the entity intends to apply these standards from the application date as indicated in the table below.

AASB Amendment	AASB Standard Affected	Nature of Change in Accounting Policy and impact	Application Date of the Standard	Application Date for the Group

2007-1	AASB Interpretation 11	No change, no impact	1 March 2007	1 Jan 2008
(AASB 2 Treasury and
Share transactions)

2007-3	AASB 8: Operating	No change, no impact	1 January 2009	1 July 2009
Segments

2007-6	AASB 123: (revised Jun	No change, no impact	1 January 2009	1 July 2009
2007) Borrowing costs

	AASB 101: (revised Sep	No change, no impact	1 January 2009	1 July 2009
2007) Presentation of
Financial Statements

2007-4	ED 151 and other	No change, no impact	1 July 2007	1 Jan
2008
Amendments

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that the consolidated entity’s rights of tenure to that area of interest are current and that the costs are expected to be recouped through the successful development of the respective areas of interest or the ultimate sale of those areas or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

The ultimate recoverability of exploration and evaluation expenditure will be dependent on future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity
		31-Dec-07 31-Dec-06		31-Dec-05
		$	$	$
2.	Revenue
Gain on sale of investment – one fifth Madura Field		-	-	-

Interest received – other parties		210,063	49,185	7,813
Total Revenue		210,063	49,185	7,813

3. Loss from ordinary activities
Loss from ordinary activities before income tax has
been determined after:
Expenses
General and administrative expenses		1,118,006	519,986	287,180
Share based payments		3,070,370	-	-
Depreciation		7,329	2,120	3,007
Consultants/Legal Services		667,966	574,618	(81,477)
Drilling expenses		-	294,409	311,336
Write off receivables – Madura & Simenggaris		-	5,680,134	2,272,054

(a)	Income tax benefit
Current tax		-	-	-
Deferred tax		-	-	-
		-	-	-
Income tax benefit is attributable to:
Loss from continuing operations		-	-	-
Aggregate income tax benefit		-	-	-

Deferred income tax (revenue) expense comprises:
Decrease (increase) in deferred tax assets		-	-	-
Decrease (increase) in deferred tax liabilities		-	-	-
		-	-	-
(b) Numerical reconciliation of income tax
expense to prima facie tax payable
Loss from continuing operations before income tax
expense		(4,653,608)	(7,021,725)	(2,784,287)
Tax at the Australian tax rate of 30% (2006-30%)		(1,396,082)	(2,106,517)	(835,286)
Permanent non-deductible difference		508,906	1,803,983	-
Sale Medco Madura $1,108,534 @ 30%		-	-	-
Losses not recognised		887,173	302,534	835,286
Income tax benefit		-	-	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR

THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

4. Income Tax (cont)

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$
(c) Tax losses
Unused tax losses for which no deferred tax asset has
been recognised	5,278,078	1,008,447	2,784,287
Potential tax benefit @ 30%	1,583,423	302,534	835,286

5. Remuneration of Auditors
Amounts paid/payable to BDO for audit of the
financial report for the company:

Auditing services	35,000	35,000	42,565
	35,000	35,000	42,565
Amounts paid/payable to BDO for non-audit taxation
services performed for the company:

Taxation services	15,000	10,000	6,300
	15,000	10,000	6,300

6. Cash and Cash Equivalents
Cash on hand	500	500	500
Cash at bank	388,553	111,801	106,108
Deposits at call	11,771,710	794,139	59,396
	12,160,763	906,440	166,004

Cash at bank and deposits at call attract an interest rate of 6.20% (2006 5.20%) .

The group’s exposure to interest rate risk is discussed at note 26.

7. Trade and Other Receivables
Deposits	6,352	6,352	6,352
GST – Receivable	60,097	11,327	-
	66,449	17,679	6,352

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR

 THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$
8. Non Current Receivables
Loans to controlled entities – at cost	-	-	-
Provision for doubtful debts	-	-	-
Loan to Glenvale Associates – at cost	-	670,601	-
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd – at cost	-	-	5,680,133
	-	670,601	5,680,133

The company wrote off $5,680,133, being the full value of the receivables for the Madura and Simenggaris projects due to the expiry of the leases during 2007 and the lack of proven reserves.

9. Non-Current Other Financial Assets
Deposit – Cameroon Oil at cost	1,896,409	-	-
	1,896,409	-	-

10. Non-Current Available for sale Financial Assets
Investment - Quest Middle East at cost	713,150	263,748	-
Investment – Madura at cost	1	1	-
Investment – Simenggaris at cost	1	1	-
Investment – Fortitude Minerals at cost	4,818,220	-	-
	5,531,372	263,750	-

Balance at the beginning of the year	263,750	2	-
Additions	5,267,622	263,748	-
Disposals (sale and redemption)	-	-	-
Revaluation surplus / (deficit) transfer to equity	-	-	-
	5,531,372	263,750	-

Unlisted securities (note (a))
Equity securities	5,531,372	263,750	-
	5,531,372	263,750	-

(a) Unlisted securities

Unlisted securities are traded in inactive markets. They are carried at the cost of initial investment.

Included in unlisted securities are shares in issued capital of Fortitude Minerals Limited at fair value of the Australian dollar equivalent to US$1.39 per share (at cost).

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$

11. Equipment
Equipment at cost	73,630	42,285	30,175
Less accumulated depreciation	(38,740)	(31,411)	(29,290)
	34,890	10,874	885

Balance at the beginning of year	10,874	885	3,892
Additions	31,345	12,109	-
Depreciation expense	(7,329)	2,120	3,007
Carrying amount at year end	34,890	10,874	885

12. Oil Asset
Acquisition costs and exploration and
development expenditure carried forward in
respect of areas of interest – at cost.	-	-	-
Simenggaris pre drilling	-	-	294,409
Madura	-	-	1
Simenggaris	-	-	1
Prov’n for write-down of interest	-	-	-

	-	-	294,411

13. Investments accounted for using the equity method
Shares in Associates (note 32)	-	1,100,317	-
	-	1,100,317	-

Shares in associates:

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. On 21 June 2007, CityView acquired control of Glenvale Associates and is therefore consolidated within the CityView Group (refer Note 23).

14. Exploration and Evaluation Expenditure
Exploration and evaluation costs	3,927,977	-	-
	3,927,977	-	-

Balance at the beginning of the year	-	-	-
Exploration and evaluation costs – Angola	3,927,977	-	-
	3,927,977	-	-

15. Trade and Other Payables
Unsecured:
Trade creditors	-	-	-
Accrued expenses	295,343	12,503	22,233
Annual leave provision	4,762	-	15,945
	300,105	12,503	38,178

CITYVIEW CORPORATION LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$

16. Interest Bearing Liabilities
Loan payable to a major shareholder	-	-	204,666
	-	-	204,666
17. Non Current Payables
Long service leave provision	-	-	18,000
	-	-	18,000

Balance at the beginning of year	-	18,000	16,200
Add long service leave provision	-	-	1,800
Less Long service leave paid	-	(18,000)	-
	-	-	18,000

18 .	Contributed Equity
(a)	Share capital
		Number of Shares	Share Capital
			$
Ordinary fully paid shares at 31 December 2005		80,661,616	58,285,996
Ordinary fully paid shares at 31 December 2006		182,333,232	62,377,938
Ordinary fully paid shares at 31 December 2007		333,692,632	81,930,730

(b)	Movements in ordinary shares on issue

Balance at beginning of year		182,333,232	62,377,938
Exercise of options @ $0.08 each		80,651,616	6,452,129
Exercise of options @ $0.15 each		4,792,624	718,894
Issue of fully paid ordinary shares @ $0.125		21,196,000	2,649,500
Issue of fully paid ordinary shares @ $0.24		41,719,160	10,012,598
Issue of fully paid ordinary shares @ $0.314		1,500,000	471,000
Issue of fully paid ordinary shares @ $0.24 in
satisfaction of promotion and marketing of the		1,500,000	360,000
company
Share issue costs		-	(1,111,329)
		333,692,632	81,930,730

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

18. Contributed Equity (cont)

During the year ended 31 December 2007, the following shares were issued by the Company

Ordinary shares participate in dividends and the proceeds on winding up of the entity in proportion to the number of shares held.

At shareholders’ meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(c)	Options:
As at 31 December 2007 there were 92,641,546 options on issue.
(d)	Dividends:
The Directors declared no dividend during the reporting period.
(e)	Franking credits:
The Company retains no franking credits for the year ended 31 December 2007 and the year ended 31 December 2006.
(f)	Capital risk management:

The group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to potentially provide for shareholders in the future and to maintain an optimal capital structure to reduce the cost of capital.

At 31 December 2006 and 2007 the group’s entities were debt free, the gearing ratio’s for the group was zero.

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$

19. Reserves

Reserves

Share based payment reserve	2,710,370	-	-
Option premium reserve	2,273,446	-	-
	4,983,816	-	-

Movements
Share based payment reserve
Balance at the beginning of the year	-	-	-
Movement during the year	2,710,370	-	-
Balance at 31 December	2,710,370	-	-
Option premium reserve
Balance at the beginning of the year	-	-	-
Movement during the year	2,273,446	-	-
Balance at 31 December	2,273,446	-	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

20. Accumulated losses
		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$
Accumulated losses at the beginning of the financial year	59,420,780	52,399,055	49,614,768
Net loss attributable to the members of the entity	4,524,315	7,021,725	2,784,287
Accumulated losses at the end of this financial year	63,945,095	59,420,780	52,399,055

21. Earnings per share	31-Dec-07		31-Dec-06		31-Dec-05
(a) Basic and diluted loss per share (cents per share)	(1.80	c)	(5.02	c)	(3.45	c)
The weighted average number of ordinary shares on
issue used in the calculation of basic and diluted losses per	251,606,109		139,905,758		80,661,616
share

(b) Diluted losses per share are not disclosed, as they are not diluted.

22. Financial Reporting by Segments

(a) Primary Segments

	Investments				Exploration				Unallocated				Consolidated
	31 De	c 07	31 De	c 06	31	Dec	31 De	c 06	31 De	c 07	31 De	c 06	31 De	c 07	31 De	c 06
					07
	$		$		$		$						$		$

Other revenue/income	-		-		-		-		210,063		49,185		210,063		49,185
Segment profit/(loss)
after income tax	(4,863,671)		(1,096,367)		-		(5,974,543)		210,063		49,185		(4,653,608)		(7,021,725)
Segment Assets	19,689,883		2,969,661		3,927,977		-		-		-		23,617,860		2,969,661

Segment Liabilities	(300,105)		(12,503)		-		-		-		-		(300,105)		(12,503)

Depreciation/amortisation	(7,329)		(2,120)		-		-		-		-		(7,329)		(2,120)
Investments in associates,
Exploration expenditure	-		-		3,927,977		-		-		-		3,927,977		-

The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of minerals and oil and gas interests

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

22. Financial Reporting by Segments (Continued)

(b) Secondary Segments
	Indonesia				Africa/Middle East				Australia				Unallocated				Consolidated

	31De	c07	31De	c06	31De	c07	31De	c06	31De	c07	31De	c06	31De	c07	31De	c06
	$		$		$		$		$		$		$		$
Other revenue/income	-		-		-		-		-		-		210,063		49,185		210,063	49,185
Segment profit/(loss)	-		(5,974,543)		(129,293)		-		(4,734,378)		(1,096,367)		210,063		49,185		(4,653,608)	(7,021,725)
after income tax
Segment Assets	2		2		11,355,756		-		12,262,102		2,969,659						23,617,860	2,969,661
Segment Liabilities	-		-		-		-		(300,105)		(12,503)						(300,105)	(12,503)
Depreciation /	-		-		-		-		(7,329)		(2,120)						(7,329)	(2,120)
amortisation
Investments in	-		-		3,927,977		-		-		-						3,927,977	-
associates, exploration
expenditure
The pricing of inter-segmental transactions is the same as prices charged on transactions with parties outside the economic entity.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

23. Particulars Relating to All Entities
	Country of	Type of	Principal	Ownership interest
	Incorporation Shares Held		Activity
Parent entity				2007	2006
CityView Corporation Limited	Australia	Ordinary	Investment	100%	100%

Controlled entities
CityView Asia Pty Ltd	Australia	Ordinary	Exploration	100%	100%

Investments in Associates
Glenvale Associates Limited	Belize	Ordinary	Exploration	79%	36.3%

Others
Fortitude Minerals Limited	Belize	Ordinary	Exploration	8.00%	-
Quest Middle East	UAE	Ordinary	Exploration	8.30%	8.30%
Medco Madura Pty Ltd	Australia	Ordinary	Exploration	2.65%	2.65%
Medco Simenggaris Pty Ltd	Australia	Ordinary	Exploration	2.50%	2.50%

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd, Quest Middle East and Fortitude Minerals Limited are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies.

		Consolidated Entity

	31-Dec-07	31-Dec-06	31-Dec-05
24. Notes to Cash Flow Statement	$	$	$
(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the cash flow statement is reconciled to the related
items in the balance sheet as follows:

Cash	12,160,763	906,440	166,004
	12,160,763	906,440	166,004

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

24. Notes to Cash Flow Statement (cont)			Consolidated Entity

(b) Reconciliation of loss from ordinary	31 De	c 07	31 De	c 06	31 De	c 05
activities after tax to net cash (used by)	$		$		$
operating activities
Loss from ordinary activities	(4,653,608)		(7,021,725)		(2,784,287)
Add non cash operating items:
Depreciation	7,329		2,120		3,007
Exploration & Development expenditure	-		294,409		294,409
Simenggaris written off
Exploration & Development expenditure	-		-		312,726
Madura written off
Gain on sale of investment	-		-		-
Issue of shares in lieu of payment	3,070,370		150,000		-
Loan – Major shareholder	-		-		(100,000)
Change in assets and liabilities net of the
effect of purchase and disposal of controlled	(285,000)		5,644,530		-
entities:
(Increase)/decrease in receivables	(48,770)		-		2,272,054
(Decrease)/increase in payables	287,602		(25,675)		(428,529)
Increase/(decrease) in provisions	-		-		1,800
Foreign exchange losses	(12,558)		-		-
Minority interests	173,960
Share of net profit of associates accounted for
Using the equity method of accounting	-		(357)		-
Net cash (used) by operating activities	(1,460,675)		(956,698)		(428,820)

(c) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

	31-Dec-07	31-Dec-06	31-Dec-05
25. Non-cash investing activity	$	$	$

Acquisition of shares in Glenvale	-	920,000	-
Loan to controlled entity	-	-	-

CityView Corporation Limited issued on behalf of the controlled entity 20 million ordinary fully paid shares at $0.046 to purchase 30% of Glenvale Associates Limited

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

26. Financial Instruments Financial Risk Management

CityView is exposed in particular to risks to movements in interest rates that affect the value of its assets. Financial risk management aims to limit these market risks through the on going review of the interest rates and its predicted outcomes.

(a) Interest Rate Risks

CityView is exposed to interest rate risk in Australia. To minimise the effects of reducing interest income that the group may receive, the board plans to invest the excess cash position in the near future to avoid any adverse effects of future interest rates. The group plans to invest the large cash balances, there is no written internal policy on interest rate management.

Interest rate risks are required to be presented by way of sensitivity analysis in accordance with AASB 7; these show the effects of changes in the market interest rates on interest income. The interest rate sensitivity analysis is based on the following assumptions:

Changes in market interest rates, affects the interest income of non derivative variable interest financial instruments and is based on both historic trends and the perceived market interest on year to 31 December 2008. This information has been sourced from Bloomberg.

CityView Group have determined that the effects of changes in these interest rates based upon forward looking rates would not have a material effect on the group or the parent for 2007 or 2006.

The following table summarises the sensitivity of the Groups financial assets (cash) to interest rate risk.

31 December 2007	Carrying amount $	Interest rate risk
		-1%		1%
		Profit $	Equity $	Profit $	Equity $
Financial assets
Cash and cash equivalents	12,160,763	(121,607)	(121,607)	121,607	121,607
Total increase/(decrease)		(121,607)	(121,607)	121,607	121,607

(b) Liquidity risk

The group has no significant exposure to Liquidity risk as there is effectively no debt however should there be a risk of a non material nature then the group manages liquidity risk by monitoring forecast cash flows.

(c) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity’s functional currency.

The group operates internationally and is exposed to foreign exchange risk arising from the exposure to the US dollar.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

26. Financial Instruments (cont) (d) Credit Risk

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

27. Key management personal disclosure

(a) Directors

The following persons were directors of the Company during the financial year ended 31 December 2007

(i)	Chairman – non-executive
	M al Ansari	(from 1 January 2007 – 3 July 2007)

(ii)	Executive directors
	M Smyth	Chief Executive

(iii)	Non - executive directors
	P Smith	(from 3 July 2007)
	N Hoexter	(from 5 July 2007)
	P de Chazal	(from 19 July 2007)
	R Brothers	(from 4 December 2007)
J Jacoby, Director and Company Secretary (from 1 January 2007 – 31 July 2007)

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

27. Key management personal disclosure (cont)

(b) Key management personal compensation

Consolidated Entity
	31 Dec 07	31 Dec 06	31 Dec 05
	$	$	$
Short term employee	2,944,900	300,360	18,000
benefits
Post employee	-	-	-
benefits
Long term benefits	-	-	-
Share based payments	-	-	-
	2,944,900	300,360	18,000

The company has taken advantage of the relief provided by Corporations Regulations 2M.6.04 and has transferred the detailed remuneration disclosures to the directors report. The relevant information can be found in section A – E of the remuneration report on pages 16-18.

(c) Equity instruments disclosures relating to key management personal (i) Option holdings

The number of options over ordinary shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personnel of the group, including their personally related parties, are set out below.

2007	Balance at start	Received during	Exercised	Other changes	Balance at the
Name	of year	the year	during the year	during the year	end of the year

P M Smyth	-	5,000,000	-	210,086	5,210,086
P G H Smith	-	3,000,000	-	-	3,000,000
N P Hoexter	-	3,000,000	-	-	3,000,000
P A de Chazal	-	3,000,000	-	-	3,000,000
R J F Brothers	-	-	-	-	-
M al Ansari	750,000	-	-	(750,000)	-
J H Jacoby	100,000	2,000,000	-	(100,000)	2,000,000

2006	Balance at start	Received during	Exercised during	Other changes	Balance at the
Name	of year	the year	the year	during the year	end of the year

M al Ansari	-	1,000,000	(250,000)	-	750,000
M Smyth	-	-	-	-	-
J Jacoby	-	100,000	-	-	100,000
A Saddique	-	15,802,000	-	-	15,802,000
Ee Beng Yew	-	-	-	-	-
Thinagaran	-	-	-	-	-
Y K Goh	-	-	-	-	-
J Arbouw	-	30,425	-	-	30,425
R Elliott	-	-	-	-	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

27. Key management personal disclosure (cont)

(ii) Share holdings

The number of shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2007	Balance at start	Received during	Other changes	Balance at the
Name	of year	the year on	during the year	end of the year
option exercise

P M Smyth	1,050,426	-	-	1,050,426
P G H Smith	-	-	-	-
N P Hoexter	-	-	-	-
P A de Chazal	-	-	-	-
R J F Brothers	-	-	-	-
M al Ansari	1,250,000	-	-	1,250,000
J H Jacoby	200,000	-	(200,000)	-

2006	Balance at start of	Received during	Other changes	Balance at the
Name	year	the year on option	during the year	end of the year
exercise

M al Ansari	-	250,000	1,000,000	1,250,000
M Smyth	-	-	1,050,426	1,050,426
J Jacoby	-	-	200,000	200,000
A Saddique	15,802,000	-	15,802,000	31,604,000
Ee Beng Yew	-	-	-	-
Thinagaran	-	-	-	-
Y K Goh	-	-	-	-
J Arbouw	30,425	30,425	-	60,850
R Elliott	-	-	-	-

28. Related Party Disclosures

(a) Parent entities

The parent entity as well as the ultimate Australian entity within the Group is CityView Corporation Limited. (b) Subsidiaries Interest in subsidiaries are set out in note 23.

(c) Key management personnel

Disclosure relating to key management personnel are set out in note 27.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

28. Related Party Disclosures (cont)
(d) Loans to/from related parties

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$
Loans from other related parties
Beginning of the year	-	204,666	100,000
Loans advanced	-	-	100,000
Loans repaid	-	(200,000)	-
Interest charged	-	5,834	4,666
Interest paid	-	(10,500)	-
End of year	-	-	204,666
Loans to associates
Beginning of the year	670,601	-	-
Loans advanced	-	670,601	-
Loans taken up on consolidation	(670,601)	-	-
Interest charged	-	-	-
Interest paid	-	-	-
End of year	-	670,601	-

(e)	Terms and conditions
On 19 May, 2006 the company repaid in full an outstanding loan plus interest of $210,500.00 to MidWestern Oil.

On 21 July, 2006 the company made an interest free loan of $670,601.00 to Glenvale Associates. The terms of the loan state that Glenvale Associates will repay the loan to CityView on the successful development and commercial exploitation of the Longonjo lease in Angola held by Glenvale Associates. The loan has been taken up on consolidation of Glenvale into CityView.

(f)	Interests in director-related entities

Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(g)	Equity interests in controlled entities
As disclosed in Note 23 the Company has the entire ownership of CityView Asia Pty Ltd and 79% of Glenvale Associates Limited.
Consolidated Entity
31-Dec-07	31-Dec-06	31-Dec-05
$	$	$

29. Share Based Payments Plans

Total expenses arising from share based payment transactions recognised during the period as part of share based payment expense were as follows:

Shares issued in lieu of marketing expenses	360,000	150,000	-
Options issued under employee option plan fully
vested	493,370	-	-
Options issued to “KMP” fully vested	2,217,000	-	-
	3,070,370	150,000	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

(b) Type of share based payment plan

The Company has established an employee share option plan (ESOP). The objective of the ESOP is to assist in the recruitment, reward, retention and motivation of employees of CityView Corporation Limited and its subsidiaries. Under the ESOP, the directors may invite individuals acting in a manner similar to employees to participate in the ESOP and receive options. An individual may receive the options or nominate a relative or associate to receive the options. The plan is open to executive officers, nominated consultants and employees of CityView Corporation Limited and its subsidiaries.

The fair value at grant date of options granted during the reporting period was determined using the Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.

(c)	Summary of options granted under ESOP

	Expiry Date	Exercise	Balance at	Granted	Exercised	Balance at	Vested &
		Price	Start of	During the	During the	end of Year	Exercisable
Grant Date			Year	Year	Year		at end of
							Year
28/09/2007	30/11/2009	$0.15		- 7,000,000	(1,000,000)	6,000,000	6,000,000

Weighted average exercise price				$0.15	$0.15	$0.15

The model inputs, not included in the table above, for options granted during the year ended 31 December 2007 include:

a)	Options are granted for no consideration and vest over two years
b)	Share price at grant date was $0.145
c)	Expected volatility, based on the history of the companies share price, range from 0.2620 to 0.9076
d)	Expected dividend yield of Nil
e)	A risk free interest rate of 6.03%

On 4 December 2007 all of the ESOP options were converted into listed and tradeable options on the ASX under the code “CVIO”.

30. Commitments for Expenditure

During the year there were the following changes to contingent liabilities; CityView has entered into an option agreement to acquire the right to purchase 100% of Petro Energy Africa Limited which is the beneficial owner of 57% of Turnberry Resources Inc who hold 70% of the Matanda PH72 oil field in Cameroon. The decision to proceed with the acquisition is dependent upon the completion of a due diligence exercise.

Should CityView proceed with the acquisition the following amounts must be paid to the vendor:

  US$4.5 million, plus

  US$15 million worth of CityView shares.

Currently CityView has on deposit US$1,500,000 which has been included under investments non current assets.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

31. Business Combinations

On 8 November, 2007 CityView Corporation Limited acquired 79% of Glenvale Group, an exploration group for a total cash consideration over time of $3,049,734. This acquisition has been achieved in stages.

Details of net assets acquired and other identifiable intangible assets are as follows:

Purchase Consideration

Cash	3,049,734
Other	-
3,049,734

Fair value of identifiable assets acquired (refer below)	(1,310,288)
Value of separable identifiable intangibles	1,739,446

The assets and liabilities arising from the acquisition are as follows:

Cash and cash equivalents	96,351
Exploration assets	2,232,842
Payables	(670,601)
1,658,592

CityView share (79%)	1,310,288
Attributable to minority interest (21%)	348,304
1,658,592

Outflow of cash to acquire business (during year 2007)

Cash	1,949,772
Less: Balances acquired	(96,351)
1,853,421

Note that $1,100,317 was expended in prior years and had previously been classified on the Consolidated Balance sheet as Investments accounted for using the equity method of accounting.

Included within the Glenvale group are two wholly owned dormant subsidiaries, namely First Corp Limited and Foreign Trading Limited which are both incorporated in the UK, both these companies hold the licenses over mining permits in Angola.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

32.	Investments in Associates (a) Carrying amounts

Information relating to associates is set out below.

Name of Company	Principal Activity	Ownership Interest		Consolidated

		2007	2006	2006	2005
Unlisted		%	%	$	$

Glenvale	Exploration	-	36.3	1,100,317	-
				1,100,317	-

The above associate is incorporated in Belize.

(b)	Movements in carrying amounts
			Consolidated
			2007	2006	2005
			$	$	$
Carrying amount at the beginning of the financial year			1,100,317	-	-
Share of profits after income tax			-	357	-
Increase in investment			-	1,099,960	-
Share of increment on revaluation of freehold land			-	-	-
Reclassified to controlling entity (note13)			(1,100,317)
Carrying amount at the end of the financial year			-	1,100,317	-

(c)	Share of associates’ profits or losses

			Consolidated
			2007	2006	2005
			$	$	$
Profit before income tax			-	357	-
Income tax expense			-	-	-
Profit after income tax			-	357	-

(d)	Summarised financial information of associates

Groups share of:

	Assets	Liabilities	Revenues	Profit
	$	$	$	$
2007
Glenvale	-	-	-	-
2006
Glenvale	310,468	309,949	381	357
2005
Glenvale	-	-	-	-

Glenvale became a controlled subsidiary during the financial year and therefore, formed part of the CityView Corporation Limited group at 31/12/07.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

 FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

33. Subsequent Events

On 17 January 2008, The Company announced that it had increased its holding in Fortitude Minerals Limited from 8% to 16%.

On 21 January 2008, The Company announced that the restructuring of its holding in Quest Energy Middle East had successfully been completed. CityView sold its direct holding of 8.3% in Quest Energy Middle East and under a new arrangement purchased a holding of 70.9% in European Oil Limited which in turn owns 6% of Quest Energy Middle East.

On 29 January 2008, The Company announced that it had secured the exclusive rights to acquire 100% of Canzar Resources plc, the holders of a 41% legal and beneficial interest in three kimberlitic diamond concessions in Angola.

On 5 March 2008, The Company announced that it had concluded the sale of its holding in Glenvale Associates Limited, the holder of the Longonjo and Ucua minerals licences in Angola to Fortitude Minerals Limited for a total of 15,000,000 shares valued at US$1.39 in Fortitude Minerals Limited increasing CityView’s holding in Fortitude Minerals Limited to 39.6% . CityView intends to increase its stake in Fortitude Minerals Limited with shareholder approval through further subscriptions and acquisitions.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

Attached.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

CITYVIEW CORPORATION LIMITED