Form 20-F/A
period 2007-12-31
CITYVIEW CORP LTD /NEW/
filed 2009-01-14
CIK 1023130

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

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
Item 17 ____Item 18 ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____ No X

Additional Disclosure and Amendments

We have amended our Form 20-F for the year ended December 31, 2007 to include additional disclosure and amendments.

Additional disclosure and amendments are as follows:

Page	Description

11	Item 4.B amended/disclosure
25 & 26	Item 15 amended/disclosure
40	Note 1.B amended/disclosure

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

Statement of Loss and Accumulated Deficit Data:

	Year Ended December 31 2004	Year Ended December 31 2005	Year Ended December 31 2006	Year Ended December 31 2007

Amounts in Accordance with Australian IFRS	AUD$	AUD$	AUD$	AUD$
Income Statement Data:
Operating Revenues

Net Loss [1]	(688,710)	(2,784,287)	(7,021,725)	(4,653,608)

Per Ordinary Share (dollars)	(.098)	(.345)	(.502)	(.180)

Balance Sheet Data:
Total Assets	9,358,801	6,147,785	2,969,661	23,617,860

Shareholders Equity	8,671,228	5,886,941	2,957,158	23,317,755

[1]	Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.

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

Quarter Ending	High AUD $	High US $	Low AUD $	Low US $	Volume

March 2006	0.089	0.060	0.045	0.028	2,305,572

June 2006	0.058	0.055	0.041	0.034	9,175.911

September 2006	0.058	0.039	0.038	0.031	3,482,310

December 2006	0.160	0.150	0.070	0.061	7,899.824

March 2007	0.105	0.100	0.081	0.064	6,873,787

June 2007	0.085	0.072	0.057	0.048	5,780,437

September 2007	0.165	0.146	0.115	0.102	5,534,829

December 2007	0.320	0.280	0.200	0.175	6,180,652

March 2008	0.260	0.238	0.098	0.090	7,915,713

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
Risk factors are highlighted in greater detail under item 4.B – Business Overview on page 10 of this report.

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

Risks Associated With Angola
There are a number of factors, which could have a material downside effect on any future financial performance in Angola, or the value of the shares in the Company. These factors include:

•	Fluctuations in the world market price of oil and gas and minerals;

•	Abnormal interruptions in production or delivery resulting from war, political disturbance, civil unrest or industrial disruption;

•	Changes in government regulations or the relevant fiscal regime.

•	Unforeseen adverse geological conditions;

•	Unavailability or excessive costs of industry service support, caused by any of the above.

The Company believes that the benefits described above outweigh the risks.  There is no assurance, however, that one or more of the aforementioned risks will not severely damage Company prospects and operations.

Selection of Target Areas for Acquisition
The criteria for assessing resource opportunities in Angola include consideration of the following:

•	Review of geological and geophysical information available.

•	Assessing proximity of the prospect to a means of transporting the production to market. The foregoing component of production costs can significantly affect the economics of a project.

•	Assessing access to support services such as engineering, rig services and service contractors. Costs for mobilization and demobilization of such services are an important consideration.

•	Assessing field prospects, usually determined by quality and quantity of geophysical, geological, petrophysical and production data available.

•	Assessing the degree of difficulty in producing the prospect from an engineering perspective, to enable an accurate assessment of production costs.

•	Conducting commercial analysis to establish the ability of a particular project to achieve adequate rate of return on investment.

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

Economic risks
(1)	Share market

Share market conditions may affect the price at which the Company’s securities trade regardless of operating performance.  Share market conditions are affected by many factors, such as:

General economic outlook:
Movements in, or outlook in, interest rates and inflation rates;
Currency fluctuations;
Commodity prices;
Changes in investor sentiment towards particular market sectors; and
The demand for, and supply of, capital.

Investors should recognise that once the securities are quoted by ASX, the price of the securities may fall as well as rise.  Many factors will affect the price of the securities including local and international stock markets, movements in interest rates, economic conditions and investor sentiment generally.  In addition, the commencement of, or escalation in, any war, armed conflict, hostilities between nations, civil unrest or terrorist activities may affect the price of the Company’s securities.

(2)	Commodity prices

Commodity prices are influenced by physical and investment demand for those commodities.  Fluctuations in commodity prices, particularly oil and gas, may influence individual projects in which the Company has an interest.

(3)	Inflationary and Other Economic Pressure

Currently, the Company is not generating revenue from its oil and gas operations.  Future revenues, if any, in this segment are governed, in part primarily by worldwide commodity pricing.  No immediate effect in respect to inflation and changes on prices is expected.  However, inflationary pressures affect the Company’s exploration and development expenditure, which is primarily incurred in U.S. dollars.  The director’s estimation of inflation is considered in regards to the general state of the world economy.  This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers.  At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

Exploration, development and processing risks
Exploration and project development by their nature contain elements of significant risk.  Ultimate and continuous success of these activities is dependent on many factors such as:

The discovery and/or acquisition of economically recoverable resources;
Successful conclusions to bankable feasibility studies;
Access to adequate capital for project development;
Design and construction of efficient processing facilities within capital expenditure budgets;
Securing and maintaining title;
Obtaining consents and approvals necessary for the conduct of exploration and production;
Access to competent operational management and prudent financial administration, including the availability and Reliability of appropriately skilled and experienced employees, contractors and consultants; and
Adverse weather conditions over a prolonged period can adversely affect exploration and mining operations and the timing of revenues.

Whether or not income will result from development of tenements depends on the successful establishment of oil, gas and uranium operations.  Factors including costs, consistency and reliability of ore grades and commodity prices affect successful project development and production.

Oil, gas and uranium are industries that has become subject to increasing environmental responsibility and liability.  The potential for liability is an ever present risk.  The use and disposal of chemicals in these industries is under constant legislative scrutiny and regulation.

Resource estimates
Resource estimates are expressions of judgment based on knowledge, experience and industry practice.  Estimates which were valid when made may change significantly when new information becomes available.  In addition, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate.

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
			________________
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
There were no other key management personnel of the company during the financial year.

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

Summary of options granted to Directors are as follows:

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

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
CityView’s management, under the supervision and with the participation of it’s chief executive officer and chief accounting officer, conducted an evaluation of it’s "disclosure controls and procedures" (as defined ”n the Securities Exchange Act of 1934 Rules (13a-15(e)). CityView’s disclosure controls and procedures apply to all wholly owned CityView companies. CityView’s chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2007, its disclosure controls and procedures are effective.

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

➢	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of CityView.
➢
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

➢	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Based on this evaluation, management concluded that CityView’s internal control over financial reporting was effective as at December 31, 2007.

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

ITEM 6A.	Audit Committee Financial Expert

The Company established an Audit Committee, which is responsible for the following:
•	Oversee the existence and maintenance of internal controls and accounting systems, including the implementation of mandatory and non-mandatory accounting policies and reporting requirements;
•
Oversee the financial reporting process, including reviewing and reporting to the Board on the accuracy of all financial reports lodged with ASX which include the quarterly, half-yearly and annual financial reports;

•	Recommend to the Board the nomination, removal and remuneration of the external auditors; and
•	Review the external audit arrangements, including ensuring that any non-audit services provided do not impair the auditors independence.

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

20.	Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit.
21.	Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company’s response to that letter.

Such review should include:
a)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management.
b)	Any changes required in the planned scope of the internal audit.
c)	The internal audit department responsibilities, budget and staffing.
22.	Prepare the report required by the rules of the Australian Stock Exchange/Securities Exchange Commission.
23.	Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Conduct/Ethics.
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

In addition, the “financial expert” should have:

•	an understanding of generally accepted accounting principles and financial statements
•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves
•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity generally comparable to those of the issuer’s financial statements, or experience actively supervising one or more person engaged in such activities

•	an understanding of internal controls and procedures for financial reporting
•	an understanding of audit committee functions

The attributes of the “financial expert” will have been acquired through any one or more of the following ways:

•
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of a similar function

•	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
•	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements
•	other relevant experience
•	an understanding of internal controls and procedures for financial reporting
•	an understanding of audit committee functions.

The Company designated Peter G H Smith as its “financial expert” on the Audit Committee in that Mr Smith fulfils some but not all of the criteria set out in Section 407. Mr Smith has:
•	an understanding of generally accepted accounting principles and financial statements
•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves
•	an understanding of internal controls and procedures for financial reporting.

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
•	Increase shareholder value within an appropriate framework which safeguards the rights and interests of the Company’s shareholders and the financial community; and
•	Comply with systems of control and accountability which the Company has in place as part of its corporate governance with openness and integrity.

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

•
The director must be in a non-executive role where any fees payable by the Company could not be considered to make the director reliant on such remuneration.  The director must have no other material contractual relationship with the Company other than as a director of the Company;

•	The director is not a substantial shareholder of the Company;
•	The director has not been employed in an executive capacity by the Company and has not been a principal of a material adviser or consultant to the Company within the last three years, and
•	The director is free from any interest which could reasonable be perceived to materially interfere with the director’s ability to act in the best interests of the Company.

Terms of Office

The company’s Constitution specifies that no director (except for the managing director) may retain office without re-appointment for more than three years or past the third annual general meeting following the directors appointment, whichever is the longer.

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

Risk Management
The Board is responsible for the identification of significant areas of business risk, implementing procedures to manage such risks and developing policies regarding the establishment and maintenance of appropriate ethical standards to:

•	Ensure compliance in legal, statutory and ethical matters;
•	Monitor the business environment;
•	Identify business risk areas;
•	Identify business opportunities; and
•	Monitor systems established to ensure prompt and appropriate responses to shareholder complaints and enquiries.

The Board meets on a regular basis.  The Company does not follow the ASX best practice recommendation that the Company should have an internal control function.  The Board considers that the Company is not of a size or operational complexity to warrant the implementation of a separate internal control function.

Audit Committee
The Company has established an Audit Committee, which is responsible for the following:

•	Oversee the existence and maintenance of internal controls and accounting systems, including the implementation of mandatory and non-mandatory accounting policies and reporting requirements;
•
Oversee the financial reporting process, including reviewing and reporting to the Board on the accuracy of all financial reports lodged with ASX which include the quarterly, half-yearly and annual financial reports;

•	Recommend to the Board the nomination, removal and remuneration of the external auditors; and
•	Review the external audit arrangements, including ensuring that any non-audit services provided do not impair the auditors independence.

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

ITEM 16C.
Principal Accountant Fees and Services
The aggregate fees billed for the last two fiscal years for professional services rendered by the Company’s auditors are as follows:

	2007 A$	2006 A$	2005 A$	2004 A$
Audit fees	35,000	35,000	42,565	38,165
Tax services	15,000	10,000	6,300	7,905
	50,000	45,000	48,865	46,070

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

BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BG McVeigh
Partner

Perth, Western Australia

Dated this 27th  day of June 2008

CITYVIEW CORPORATION LIMITED

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity
		31 Dec 07	31 Dec 06	31 Dec 05
	NOTE	$	$	$

Revenue	2	210,063	49,185	7,813

Share of net profit of associates accounted for using the equity method of accounting		-	357	-

Administration expenses		(819,487)	(318,873)	(76,458)

Employee wages and benefits expense		(2,831,656)	(77,651)	(93,912)

Consulting/Legal expenses		(667,966)	(574,618)	81,477

Depreciation and amortisation expense		(7,329)	(2,120)	(3,007)

Occupancy Expenses		(79,897)	(58,671)	(54,253)

Exploration & Development expenses		-	(294,409)	(311,336)

Marketing expenses		(430,820)	(38,005)	-

Write off receivable - Madura & Sim–nggaris		-	(5,680,134)	(2,272,054)

Gain on sale of investment		-	-	-

Other expenses from ordinary activities		(26,516)	(26,786)	(62,557)

Loss before income tax expense	3	(4,653,608)	(7,021,725)	(2,784,287)

Income tax expense		-	-	-

Loss for the year		(4,653,608)	(7,021,725)	(2,784,287)

Loss attributable to members of the parent entity		(4,524,315)	(7,021,725)	(2,784,287)
Minority Interest		(129,293)	-	-
		(4,653,608)	(7,021,725)	(2,784,287)

Basic loss per share (cents per share) Where diluted losses per share are not diluted, they are not disclosed.	21	(1.80c )	(5.02c )	(3.45c )

The above income statement should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity
		31 Dec 07	31-Dec 06	31-Dec 05
	NOTE	$	$	$

ASSETS
Current assets
Cash	6	12,160,763	906,440	166,004
Receivables	7	66,449	17,679	6,352
Total current assets		12,227,212	924,119	172,356

Non-current assets
Receivables	8	-	670,601	5,680,133
Other financial assets	9	1,896,409	-	-
Available for sale financial assets	10	5,531,372	263,750
Equipment	11	34,890	10,874	885
Oil assets	12	-	-	294,411
Investments accounted for using the equity method of accounting	13	-	1,100,317	-
Exploration and evaluation expenditure	14	3,927,977	-	-
Total non-current assets		11,390,648	2,045,542	5,975,429
Total assets		23,617,860	2,969,661	6,147,785

LIABILITIES
Current liabilities
Payables	15	300,105	12,503	38,178
Interest bearing liabilities	16	-	-	204,666
Total current liabilities		300,105	12,503	242,844

Non-current liabilities
Provisions	17	-	-	18,000
Total non-current liabilities		-	-	18,000
Total liabilities		300,105	12,503	260,844

Net assets		23,317,755	2,957,158	5,886,941

EQUITY
Contributed equity	18(a)	81,930,730	62,377,938	58,285,996
Reserves	19	4,983,816	-	-
Accumulated losses	20	(63,945,095)	(59,420,780)	(52,399,055)
Minority Interests	31	348,304	-	-
Total equity		23,317,755	2,957,158	5,886,941

The above balance sheet should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

			Consolidated Entity
		31-Dec-07	31-Dec-06	31-Dec-05
	NOTE	$	$	$

Cash flows from operating activities
Interest received		210,063	49,185	7,813
Payments to suppliers and employees		(1,670,738)	(1,005,883)	(436,633)
Net cash outflow from operating activities	24(b)	(1,460,675)	(956,698)	(428,820)

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura		-	-	-
Exploration & development expenditure		-	-	-
Loans made during the year		-	-	(607,135)
Payment for property, plant & equipment		-	-	-
Loan – Glenvale Associates		-	(670,601)	-
Payments for acquisition of subsidiaries		(1,853,421)	(179,960)	-
Payments for available for sale assets		(7,164,032)	(263,747)	-
Net cash outflow from investing activities		(9,017,453)	(1,114,308)	(607,135)

Cash from financing activities
Payment of loans		-	(210,500)	100,000
Proceeds from pro-rata option issue		2,273,446	-	-
Proceeds from the issue of shares		20,304,121	3,227,265	-
Share issue costs		(845,116)	(205,323)	-
Net cash inflow from financing activities		21,732,451	2,811,442	100,000

Net increase/(decrease) in cash		11,254,323	740,436	(935,955)
Cash at the beginning of the period		906,440	166,004	1,101,959
Cash at the end of the period	24(a)	12,160,763	906,440	166,004

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

1.Statement of Significant Accounting Policies

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

Statement of Significant Accounting Policies (cont)

(b)	Principles of Consolidation (cont)

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
The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

➢	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
➢
Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, in which case income and expenses are translated at the dates of the transactions), and

➢	All resulting exchange differences are recognised as a separate component of equity.

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

Cash at bank and deposits at call attract an interest rate of 6.20% (2006 5.20%).
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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$

11. Equipment
Equipment at cost	73,630	42,285	30,175
Less accumulated depreciation	(38,740)	(31,411)	(29,290)
	34,890	10,874	885

Balance at the beginning of year	10,874	885	3,892
Additions	31,345	12,109	-
Depreciation expense	(7,329)	2,120	3,007
Carrying amount at year end	34,890	10,874	885

12. Oil Asset
Acquisition costs and exploration and development expenditure carried forward in respect of areas of interest – at cost.	-	-	-
a. Simenggaris pre drilling	-	-	294,409
b. Madura	-	-	1
c. Simenggaris	-	-	1
d. Prov’n for write-down of interest	-	-	-
	-	-	294,411

13.   Investments accounted for using the equity method
Shares in Associates (note 32)	-	1,100,317	-
	-	1,100,317	-
Shares in associates:
Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. On 21 June 2007, CityView acquired control of Glenvale Associates and is therefore consolidated within the CityView Group (refer Note 23).

14.   Exploration and Evaluation Expenditure
Exploration and evaluation costs	3,927,977	-	-
	3,927,977	-	-

Balance at the beginning of the year	-	-	-
Exploration and evaluation costs – Angola	3,927,977	-	-
	3,927,977	-	-

15.   Trade and Other Payables
Unsecured:
Trade creditors	-	-	-
Accrued expenses	295,343	12,503	22,233
Annual leave provision	4,762	-	15,945
	300,105	12,503	38,178

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
	$	$	$

16. Interest Bearing Liabilities
Loan payable to a major shareholder	-	-	204,666
	-	-	204,666
17.   Non Current Payables
Long service leave provision	-	-	18,000
	-	-	18,000

Balance at the beginning of year	-	18,000	16,200
Add long service leave provision	-	-	1,800
Less Long service leave paid	-	(18,000)	-
	-	-	18,000

	Number of Shares	Share Capital
		$
Ordinary fully paid shares at 31 December 2005	80,661,616		58,285,996
Ordinary fully paid shares at 31 December 2006	182,333,232		62,377,938
Ordinary fully paid shares at 31 December 2007	333,692,632		81,930,730

(b) Movements in ordinary shares on issue

Balance at beginning of year	182,333,232		62,377,938
Exercise of options @ $0.08 each	80,651,616		6,452,129
Exercise of options @ $0.15 each	4,792,624		718,894
Issue of fully paid ordinary shares @ $0.125	21,196,000		2,649,500
Issue of fully paid ordinary shares @ $0.24	41,719,160		10,012,598
Issue of fully paid ordinary shares @ $0.314	1,500,000		471,000
Issue of fully paid ordinary shares @ $0.24 in satisfaction of promotion and marketing of the company	1,500,000		360,000
Share issue costs	-		(1,111,329)
	333,692,632		81,930,730

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

20.  Accumulated losses
		Consolidated Entity
	31-Dec-07	31-Dec-06	31-Dec-05
Accumulated losses at the beginning of the financial year	$	$	$
Net loss attributable to the members of the entity	59,420,780	52,399,055	49,614,768
Accumulated losses at the end of this financial year	4,524,315	7,021,725	2,784,287
	63,945,095	59,420,780	52,399,055

21. Earnings per share	31-Dec-07	31-Dec-06	31-Dec-05
(a) Basic and diluted loss per share (cents per share)	(1.80c)	(5.02c)	(3.45c)
The weighted average number of ordinary shares on issue used in the calculation of basic and diluted losses per share	251,606,109	139,905,758	80,661,616

(b)  Diluted losses per share are not disclosed, as they are not diluted.

22.  Financial Reporting by Segments

(a) Primary Segments

	Investments		Exploration		Unallocated		Consolidated
	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06	31 Dec 07	31 Dec 06
	$	$	$	$			$	$
Other revenue/income	-	-	-	-	210,063	49,185	210,063	49,185
Segment profit/(loss) after income tax	(4,863,671)	(1,096,367)	-	(5,974,543)	210,063	49,185	(4,653,608)	(7,021,725)
Segment Assets	19,689,883	2,969,661	3,927,977	-	-	-	23,617,860	2,969,661
Segment Liabilities	(300,105)	(12,503)	-	-	-	-	(300,105)	(12,503)
Depreciation/amortisation	(7,329)	(2,120)	-	-	-	-	(7,329)	(2,120)
Investments in associates, Exploration expenditure	-	-	3,927,977	-	-	-	3,927,977	-
The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of minerals and oil and gas interests

CITYVIEW CORPORATION LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

22.  Financial Reporting by Segments (Continued)

(b) Secondary Segments

	Indonesia		Africa/Middle East		Australia		Unallocated		Consolidated

	31 Dec 07 $	31 Dec 06 $	31 Dec 07 $	31 Dec 06 $	31 Dec 07 $	31 Dec 06 $	31 Dec 07 $	31 Dec 06 $
Other revenue/income	-	-	-	-	-	-	210,063	49,185	210,063	49,185
Segment profit/(loss) after income tax	-	(5,974,543)	(129,293)	-	(4,734,378)	(1,096,367)	210,063	49,185	(4,653,608)	(7,021,725)
Segment Assets	2	2	11,355,756	-	12,262,102	2,969,659			23,617,860	2,969,661
Segment Liabilities	-	-	-	-	(300,105)	(12,503)			(300,105)	(12,503)
Depreciation / amortisation	-	-	-	-	(7,329)	(2,120)			(7,329)	(2,120)
Investments in associates, exploration expenditure	-	-	3,927,977	-	-	-			3,927,977	-
The pricing of inter-segmental transactions is the same as prices charged on transactions with parties outside the economic entity.

CITYVIEW CORPORATION LIMITED NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

23.  Particulars Relating to All Entities

	Country of Incorporation	Type of Shares Held	Principal Activity	Ownership interest
Parent entity				2007	2006
CityView Corporation Limited	Australia	Ordinary	Investment	100%	100%

Controlled entities
CityView Asia Pty Ltd	Australia	Ordinary	Exploration	100%	100%
Investments in Associates
Glenvale Associates Limited	Belize	Ordinary	Exploration	79%	36.3%

Others
Fortitude Minerals Limited	Belize	Ordinary	Exploration	8.00%	-
Quest Middle East	UAE	Ordinary	Exploration	8.30%	8.30%
Medco Madura Pty Ltd	Australia	Ordinary	Exploration	2.65%	2.65%
Medco Simenggaris Pty Ltd	Australia	Ordinary	Exploration	2.50%	2.50%

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd, Quest Middle East and Fortitude Minerals Limited are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies.

		Consolidated Entity
24. Notes to Cash Flow Statement	31-Dec-07 $	31-Dec-06 $	31-Dec-05 $
(a) Reconciliation of cash
Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

Cash	12,160,763	906,440	166,004
	12,160,763	906,440	166,004

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

24. Notes to Cash Flow Statement (cont)
		Consolidated Entity
	31 Dec 07 $	31 Dec 06 $	31 Dec 05 $
(b) Reconciliation of loss from ordinary activities after tax to net cash (used by) operating activities
Loss from ordinary activities	(4,653,608)	(7,021,725)	(2,784,287)
Add non cash operating items:
Depreciation	7,329	2,120	3,007
Exploration & Development expenditure Simenggaris written off	-	294,409	294,409
Exploration & Development expenditure Madura written off	-	-	312,726
Gain on sale of investment	-	-	-
Issue of shares in lieu of payment	3,070,370	150,000	-
Loan – Major shareholder	-	-	(100,000)
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:	(285,000)	5,644,530	-
(Increase)/decrease in receivables	(48,770)	-	2,272,054
(Decrease)/increase in payables	287,602	(25,675)	(428,529)
Increase/(decrease) in provisions	-	-	1,800
Foreign exchange losses	(12,558)	-	-
Minority interests	173,960
Share of net profit of associates accounted for Using the equity method of accounting	-	(357)	-
Net cash (used) by operating activities	(1,460,675)	(956,698)	(428,820)

(c)	For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

	31-Dec-07 $	31-Dec-06 $	31-Dec-05 $
25. Non-cash investing activity

Acquisition of shares in Glenvale	-	920,000	-
Loan to controlled entity	-	-	-

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

The following table summarises the sensitivity of the Groups financial assets (cash) to interest rate risk.

31 December 2007	Carrying amount $	Interest rate risk
		-1%		+1%
		Profit $	Equity $	Profit $	Equity $
Financial assets
Cash and cash equivalents	12,160,763	(121,607)	(121,607)	121,607	121,607

Total increase/(decrease)		(121,607)	(121,607)	121,607	121,607

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

27.  Key management personal disclosure (cont)

(b)	Key management personal compensation

		Consolidated Entity
	31 Dec 07 $	31 Dec 06 $	31Dec 05 $
Short term employee benefits	2,944,900	300,360	18,000
Post employee benefits	-	-	-
Long term benefits	-	-	-
Share based payments	-	-	-
	2,944,900	300,360	18,000

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

2007 Name	Balance at start of year	Received during the year	Exercised during the year	Other changes during the year	Balance at the end of the year

P M Smyth	-	5,000,000	-	210,086	5,210,086
P G H Smith	-	3,000,000	-	-	3,000,000
N P Hoexter	-	3,000,000	-	-	3,000,000
P A de Chazal	-	3,000,000	-	-	3,000,000
R J F Brothers	-	-	-	-	-
M al Ansari	750,000	-	-	(750,000)	-
J H Jacoby	100,000	2,000,000	-	(100,000)	2,000,000

2006 Name	Balance at start of year	Received during the year	Exercised during the year	Other changes during the year	Balance at the end of the year

M al Ansari	-	1,000,000	(250,000)	-	750,000
M Smyth	-	-	-	-	-
J Jacoby	-	100,000	-	-	100,000
A Saddique	-	15,802,000	-	-	15,802,000
Ee Beng Yew	-	-	-	-	-
Thinagaran	-	-	-	-	-
Y K Goh	-	-	-	-	-
J Arbouw	-	30,425	-	-	30,425
R Elliott	-	-	-	-	-

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

2007 Name	Balance at start of year	Received during the year on option exercise	Other changes during the year	Balance at the end of the year

P M Smyth	1,050,426	-	-	1,050,426
P G H Smith	-	-	-	-
N P Hoexter	-	-	-	-
P A de Chazal	-	-	-	-
R J F Brothers	-	-	-	-
M al Ansari	1,250,000	-	-	1,250,000
J H Jacoby	200,000	-	(200,000)	-

2006 Name	Balance at start of year	Received during the year on option exercise	Other changes during the year	Balance at the end of the year

M al Ansari	-	250,000	1,000,000	1,250,000
M Smyth	-	-	1,050,426	1,050,426
J Jacoby	-	-	200,000	200,000
A Saddique	15,802,000	-	15,802,000	31,604,000
Ee Beng Yew	-	-	-	-
Thinagaran	-	-	-	-
Y K Goh	-	-	-	-
J Arbouw	30,425	30,425	-	60,850
R Elliott	-	-	-	-

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

28. Related Party Disclosures (cont)
(d) Loans to/from related parties

		Consolidated Entity
	31-Dec-07 $	31-Dec-06 $	31-Dec-05 $
Loans from other related parties
Beginning of the year	-	204,666	100,000
Loans advanced	-	-	100,000
Loans repaid	-	(200,000)	-
Interest charged	-	5,834	4,666
Interest paid	-	(10,500)	-
End of year	-	-	204,666
Loans to associates
Beginning of the year	670,601	-	-
Loans advanced	-	670,601	-
Loans taken up on consolidation	(670,601)	-	-
Interest charged	-	-	-
Interest paid	-	-	-
End of year	-	670,601	-

(e)	Terms and conditions
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

(g)	Equity interests in controlled entities
As disclosed in Note 23 the Company has the entire ownership of CityView Asia Pty Ltd and 79% of Glenvale Associates Limited.

		Consolidated Entity
	31-Dec-07 $	31-Dec-06 $	31-Dec-05 $

29. Share Based Payments Plans

Total expenses arising from share based payment transactions recognised during the period as part of share based payment expense were as follows:

Shares issued in lieu of marketing expenses	360,000	150,000	-
Options issued under employee option plan fully vested	493,370	-	-
Options issued to “KMP” fully vested	2,217,000	-	-
	3,070,370	150,000	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

(b)	Type of share based payment plan

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

(c)	Summary of options granted under ESOP

Grant Date	Expiry Date	Exercise Price	Balance at Start of Year	Granted During the Year	Exercised During the Year	Balance at end of Year	Vested & Exercisable at end of Year

28/09/2007	30/11/2009	$0.15	-	7,000,000	(1,000,000)	6,000,000	6,000,000

Weighted average exercise price				$0.15	$0.15	$0.15

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
Should CityView proceed with the acquisition the following amounts must be paid to the vendor:

-	US$4.5 million, plus
-	US$15 million worth of CityView shares.

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

32.	Investments in Associates

(a)	Carrying amounts
Information relating to associates is set out below.

Name of Company	Principal Activity	Ownership Interest		Consolidated
Unlisted		2007%	2006%	$2006	$2005

Glenvale	Exploration	-	36.3	1,100,317	-
				1,100,317	-

The above associate is incorporated in Belize.

(b)	Movements in carrying amounts

		Consolidated
	2007 $	2006 $	2005 $
Carrying amount at the beginning of the financial year	1,100,317	-	-
Share of profits after income tax	-	357	-
Increase in investment	-	1,099,960	-
Share of increment on revaluation of freehold land	-	-	-
Reclassified to controlling entity (note13)	(1,100,317)
Carrying amount at the end of the financial year	-	1,100,317	-

(c)	Share of associates’ profits or losses

		Consolidated
	2007 $	2006 $	2005 $
Profit before income tax	-	357	-
Income tax expense	-	-	-

Profit after income tax	-	357	-

(d)	Summarised financial information of associates

Groups share of:
	Assets $	Liabilities $	Revenues $	Profit $
2007 Glenvale	-	-	-	-
2006 Glenvale	310,468	309,949	381	357
2005 Glenvale	-	-	-	-

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

On 5 March 2008, The Company announced that it had concluded the sale of its holding in Glenvale Associates Limited,   the holder of the Longonjo and Ucua minerals licences in Angola to Fortitude Minerals Limited for a total of 15,000,000 shares valued at US$1.39 in Fortitude Minerals Limited increasing CityView’s holding in Fortitude Minerals Limited to 39.6%. CityView intends to increase its stake in Fortitude Minerals Limited with shareholder approval through further subscriptions and acquisitions.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

Attached.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

CITYVIEW CORPORATION LIMITED

P M Smyth
Director

Dated: June 27, 2008