Form 20-F/A
period 2007-12-31
CITYVIEW CORP LTD /NEW/
filed 2009-02-24
CIK 1023130

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

The Company has a single overall control framework in place designed to manage the risk of failure to achieve its business objectives rather than to eliminate all of its risks. This control framework provides reasonable assurance against material misstatements or loss. The CityView control framework applies to all wholly owned CityView companies.

The overall control framework’s key components are:
➢	Foundations, which includes the objectives, principles and rules underpinning the Company, such as the Company’s “Ethical Standards Report” and the Company’s “Statement of Corporate Governance”.
➢	Organisations, relates to how the various entities relate to each other; and
➢	Processes, includes delegating authority, planning, strategy, performance and compliance.

Based on this evaluation, management concluded that CityView’s internal control over financial reporting was effective as at December 31, 2007.

In compliance with temporary rules the effectiveness of our internal control over financial reporting as of December 31, 2007 has not been audited by BDO Kendalls Audit and Assurance, an independent public accounting firm, as stated in their report included on page 34.

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