Form 20-F/A
period 2007-12-31
CITYVIEW CORP LTD /NEW/
filed 2009-06-04
CIK 1023130

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

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
CityView’s management, under the supervision and with the participation of it’s chief executive officer and chief accounting officer, conducted an evaluation of it’s "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15(e)). CityView’s disclosure controls and procedures apply to all wholly owned CityView companies. CityView’s chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2007, its disclosure controls and procedures are effective.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CityView’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, CityView’s management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.

Based upon its assessment, CityView’s management concluded that, as of December 31, 2007, its internal control over financial reporting is effective based upon those criteria.

In compliance with temporary rules the effectiveness of our internal control over financial reporting as of December 31, 2007 has not been audited by BDO Kendall’s Audit and Assurance, an independent public accounting firm, as stated in their report included on page 34.

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