Form 20-F
period 2008-12-31
CITYVIEW CORP LTD /NEW/
filed 2009-07-15
CIK 1023130

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

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

Mr Mark Smyth, (61-8) 9226 4788, mark@cityviewcorp.com, address (above)
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

561,873,441 ordinary shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 [Missing Graphic Reference]of the Securities Act.

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
Yes X No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

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

Yes ____ No X

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act.  Nevertheless, the Company is providing its "Corporate Directory" updated form as it appeared in the Annual Report for the year ended December 31, 2008 as filed with Australian Securities Exchange Limited on March 31, 2009 (as amended).

M A Africano	Chairman	Appointed October 22, 2008
P M Smyth	Chief Executive	Appointed March 6, 2006
P Rand	Director	Appointed October 27, 2008
B R Brady	Director	Appointed June 29, 2009
W V Reid	Director	Appointed October 27, 2008 (Resigned June 29, 2009)
R J F Brothers	Director	Appointed December 4, 2007 (Resigned April 8, 2009)
P G H Smith	Director	Resigned April 21, 2008
I R Egan	Director	Resigned October 27, 2008
N P Hoexter	Director	Resigned October 27, 2008
P A de Chazal	Director	Resigned October 27, 2008

Company Secretary
P R Williams	Appointed July 31, 2007 (Resigned April 8, 2009)
P M Smyth	Appointed April 8, 2009

Registered Office
Level 9,
28 The Esplanade
Perth Western Australia 6000

Principal Place of Business

Level 9,
28 The Esplanade
Perth Western Australia 6000
Telephone: (61-8) 9226 4788
Facsimile: (61-8) 9266 4799
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

Auditor - Australia

Somes and Cooke
1304 Hay Street
West Perth   Western Australia   6005

Public Registered Auditor

Michael F. Albanese, CPA
18 Lisa Court
Parsippany, New Jersey 07054

Australian Share Registry

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone:      (61-8) 9323 2000
Facsimile:       (61-8) 9323 2033

USA Share Registry

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone:  (303) 262 0600
Facsimile:  (303) 262 0700

Attorney - Australia

Corrs Chambers Westgarth
240 St George’s Terrace
Perth Western Australia 6001

Attorney - USA

Stephen J. Czarnik
Cohen & Czarnik LLP
17 State Street, 39th Floor
New York, New York 10004

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which were examined by Michael F. Albanese, CPA for year ended December 31, 2008 and BDO Kendalls (“BDO”) for years ended December 31, 2006 and 2007.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS"). Compliance with Australian IFRS ensures that the consolidated financial statements and notes for CityView Corporation Limited comply with the International Financial Reporting Standards as adopted by the IASB.

The following table summarizes certain financial information and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects.”  The Company has not declared a dividend during each of the years ended December 31, 2006 through 2008 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below.  For the reasons set forth herein the information shown below may not be indicative of the Company’s future results of operation.

Statement of Loss and Accumulated Deficit Data:

	Year Ended December 31 2004	Year Ended December 31 2005	Year Ended December 31 2006 Restated	Year Ended December 31 2007 Restated	Year Ended December 31 2008 Restated

Amounts in Accordance with Australian IFRS	AUD$	AUD$	AUD$	AUD$	AUD$

Income Statement Data:
Operating Revenues

Net Loss [1]	(688,710)	(2,784,287)	(9,056,393)	(13,974,696)	(37,114,763)

Per Ordinary Share (dollars)	(.098)	(.345)	(.647)	(.550)	(.875)

Balance Sheet Data:
Total Assets	9,358,801	6,147,785	934,993	12,262,104	97,595

Shareholders Equity	8,671,228	5,886,941	922,490	11,961,999	84,585

[1]	Net income (loss) consists of operating profit (loss) after income tax attributable to members of the parent entity.

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.	Five Most Recent Financial Years

Period	High	Low	Period End	Average
12 months to December 31, 2004	0.8005	0.6773	0.7801	0.7371
12 months to December 31, 2005	0.7988	0.7233	0.7301	0.7628
12 months to December 31, 2006	0.7929	0.7014	0.7893	0.7536
12 months to December 31, 2007	0.9400	0.7672	0.8767	0.8389
12 months to December 31, 2008	0.9849	0.6005	0.6907	0.8529

B.         Previous Six Months

Period	High	Low	Period End	Average
November 1 to November 30, 2008	0.7013	0.6073	0.6555	0.6570
October 1 to October 31, 2008	0.8096	0.6005	0.6778	0.6925
September 1 to September 30, 2008	0.8579	0.7800	0.8211	0.8239
August 1 to August 31, 2008	0.9477	0.8493	0.8585	0.8855
July 1 to July 31, 2008	0.9849	0.9411	0.9476	0.9636
June 1 to June 30, 2008	0.9646	0.9327	0.9615	0.9522

C.         Latest Practicable Date

At July 3, 2009 the Australian dollar expressed in US dollars per AUD$1.00 was $0.8019.

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

As of July 3, 2009 the Company had 3,917 holders of record of its Ordinary Shares.

The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.
The following reflects the high and low bid price for the Company’s Ordinary Shares as reflected on the company’s home exchange,  the Australian Securities Exchange Limited for the last two years and the most recent quarter ended June 30, 2009.

Quarter Ending	High AUD $	High US $	Low AUD $	Low US $	Volume

September 2007	0.165	0.146	0.115	0.102	521,634,881

December 2007	0.320	0.280	0.200	0.175	574,372,682

March 2008	0.260	0.238	0.098	0.090	342,122,937

June 2008	0.265	0.250	0.094	0.089	343,748,850

September 2008	0.150	0.133	0.032	0.028	270,691,991

December 2008	0.042	0.028	0.007	0.004	338,381,690

March 2009	0.024	0.016	0.007	0.005	608,492,224

June 2009	0.011	0.008	0.005	0.004	480,185,432

Company Auditors

Somes and Cooke is the Company’s independent auditor in Australia.

Michael F. Albanese, CPA is the Independent Registered Public Accountant in the USA.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks In Respect of the Company’s Commodity Resources Portfolio

1.	Commodity prices;
2.	Currency exchange rate fluctuations;
3.	The strength of the equity markets at the time of any capital raising by the Company;
4.	Judicial decisions and legislative amendments;
5.	“Environmental management issues with which the Company may from time to time have to comply;
6.	General economic conditions in Australia and Angola and their major trading partners and in particular inflation rates, commodity supply and demand factors and industrial disruption;
7.	Risks inherent in exploration including, amongst other things, successful exploration, identification, development and exploitation of use of resources and reserves and competent management; and
8.	Political stability of Angola.

There is no assurance that any of the Company’s resources properties contain significant commercially viable reserves until appropriate and sufficient exploration work is concluded and an economic and feasibility study based upon such work is conducted and concluded.

Risk factors are highlighted in greater detail under item 4.B – Business Overview on page 10 of this report.

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company

The term “Company” refers to CityView Corporation Limited, a corporation organized under the laws of Western Australia on May 3, 1987, and its wholly owned subsidiary CityView Asia Pty Ltd and Glenvale Associates Limited (deconsolidated during the twelve months ended December 31, 2008).

The Company publishes its consolidated financial statements expressed in Australian dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America and references to “Australian Dollars" or "AUD$" are to currency of Australia.  Solely for convenience, Form 20-F contains translations of certain Australian dollar amounts into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could have been or could be converted into US dollars at the rates indicated or any other rates.  For information regarding rates of exchange between Australian dollars and US dollars from 2004 to the present, see "Item 3A. Selected Financial Data - Exchange Rates."

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

The current financial period is for the twelve months ended December 31, 2008. References in this document to a particular prior year are to the calendar year unless otherwise indicated.  The Company produces annual reports containing audited consolidated financial statements and an opinion thereon by the Company’s independent public accountants.  Such financial statements have been audited in accordance with PCAOB Generally Accepted Auditing Standards.  The Company also produces quarterly reports as required by Australian Securities Exchange Limited, which contain selected financial information, and notices to shareholders of the Company.  The Company also produces financial statements prepared in accordance with Australian IFRS, which are required to be furnished to shareholders under Australian law.

The Company is a corporation organized under the laws of Western Australia on May 3, 1987 under the name CityView Investments Limited and was listed on Australian Stock Exchange Limited as an investment company.  The Company was initially listed on the Second Board of the Perth Stock Exchange on October 20, 1987 and was transferred to the Main Board of Australian Securities Exchange Limited on January 2, 1992. The Company changed its name to CityView Corporation Limited on August 9 1996, to CityView Energy Corporation Limited on May 19, 1996 and on May 31, 2000 changed its name to its current name of CityView Corporation Limited. CityView's investments are focused on energy, minerals, gold and diamonds.

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

Australian Securities Exchange Limited imposes listing rules on all listed companies, including the Company.  The listing rules cover such issues as immediate notification to the market of relevant information, periodic financial reporting and the prior approval of shareholder reports by the Australian Securities Exchange Limited. The Company believes that it is in compliance with the foregoing Australian laws and regulations.

B           Business Overview

General

The Company’s primary focus is on Angola.

Angola was selected after considering resources prospectively, demand for the produced product, availability of supportive infrastructure, foreign company participation terms and conditions and sovereign risk.

The principal continuing activities of CityView Corporation Limited are the acquisition and development of a commodity portfolio – gold, base metals, rare earths, coal, iron ore, diamonds, oil and oil refinery interests.

Benefits Associated with Angola

Angola has a record for honouring participation agreements and keeping tax and terms stable. As with Mozambique and some other African countries with similar experiences, Angola is now very stable in spite of having experienced a thirty year civil war which finished approximately five years ago.  Since that time Angola has established important international connections as a key resource rich country.  It has not only become a significant supplier of oil to USA but also to China.

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

Resources Portfolio

A.           Angola

Metals

During the year CityView completed the transfer of its working interest in the Longonjo and Ucua licence areas to Fortitude Minerals Limited (”Fortitude”) for 15 million shares of Fortitude.  CityView has steadily increased this holding in Fortitude to 24,646,103 shares of a total of 54,832,103 shares, representing a 45% approximately equity in Fortitude.

The licence areas held by Fortitude are:-

Commodity	License	Percentage	Area

Copper	Cachoeiras de Binga	80%	3,615 sq km
	Zenza Dondo	70%	747 sq km
	Benguela	70%	3,943 sq km
	Bengual SW	80%	355 sq km
	Bentiabe	80%	183 sq km
Gold	Chipindo	60%	1,433 sq km
Carbonatite	Longonjo Minerals	70%	3,760 sq km
Pegmatite	Ucua	70%	3,760 sq km
Diamonds	Longonjo Diamonds	38%	3,000 sq Km
			18,405 sq km

Oil

Following an extensive data review of four blocks offshore Angola and calculating the timing amount of development capital required, it was decided not to proceed with the offshore programme (the oil price having fallen heavily).

Instead CityView decided to focus on the acquisition of a crude oil refinery which had been offered under option to CityView.  The refinery has a 55,000 barrels per day capacity (readily capable of being increased to 100,000 barrels per day capacity) and its design is suitable for West Africa.

An extensive technical review has been undertaken to determine inter alia the optimum location, which was finally agreed to be the Niger Delta.  Deanshanger Project Limited (“Deanshanger”) has been appointed as the project co-ordinator.  Under the terms of the joint venture Deanshanger will own two-thirds of the refinery and CityView one-third, with each party sharing the costs of purchase and installation and operation on a pro-rata basis.

Diamonds

CityView initially acquired an option to take up 100% of Canzar Resources Limited, the holder of interests in the Luachisse and Nhefo alluvial and kimberlite diamond concession areas in Angola:

Concession	Percentage	Area

Luachisse	41%	2,720 sq km
Nhefo	42%	3,280 sq km

CityView then converted its option into a 10% net profits interest of Canzar’s percentage share of the Luachisse and Nhefo alluvial diamond concessions.

In mid 2008 CityView concluded negotiations with Pensador Resources Inc. to finance the projects in which CityView held interests or was evaluating.  Because of the worldwide banking crisis which occurred in the second half of 2008 Pensador was not able to fulfil its obligations: CityView accordingly terminated its arrangements with Pensador.

Under the terms of the unwinding agreements, CityView transferred its 10% net profits interest in Nhefo and Luachisse alluvials to Pensador in return for (i) gaining 18.5% of Angola Diamond Holdings Limited, the parent company of Canzar and (ii) acquiring the right to receivables of $2.3 million (₤1.1 million) and $4.6 million (US$3.2 million) owing by Fortitude Minerals Limited.

B.            Organizational Structure

The Company conducts its operations through itself and its wholly owned subsidiary CityView Asia Pty Ltd.

C.           Property, Plant and Equipment

The Property, Plant and Equipment consist of Office Equipment and Furniture.

D.           Particulars of Mineral Leases – Longonjo and Ucua Angola

During the year CityView completed the transfer of its working interest in the Longonjo and Ucua licence areas to Fortitude Minerals Limited (“Fortitude”) for 15 million shares of Fortitude.  CityView has steadily increased this holding in Fortitude to 24,646,103 shares of a total of 54,832,103 shares, representing a 45% approximately equity in Fortitude.

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

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating results

The current financial period is for the twelve months ended December 31, 2008. The Company's consolidated financial statements are prepared in accordance with Australian International Financial Reporting Standards ("Australian IFRS").

The following discussion references the amounts computed in accordance with Australian IFRS for the results of operations of the Company for the financial periods ended December 31, 2008, 2007 and 2006.

Principal Activities

The principal continuing activities of CityView Corporation Limited are the acquisition and development of a commodity portfolio – gold, base metals, rare earths, coal, iron ore, diamonds, oil and oil refinery interests. There have been no significant changes in the principal activities of the Group during the financial year.

Results of Operations

The discussion set forth below relates to the Company's results of operations as prepared in accordance with Australian IFRS for the financial periods ended December 31, 2008, 2007 and 2006.

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$37,114,763 compared to a loss of AUD$13,974,696 for the previous financial year.  There was an increase of impairment of other financial assets of AUD$30,607,931 compared to AUD$5,267,620 for the previous financial year and as a result there was an increase in the operating loss compared to last year.

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was AUD$13,974,696 compared to a loss of AUD$9,056,393 for the previous financial year. There was an increase of impairment of other financial assets of AUD$5,267,620 compared to AUD$2,034,668 for the previous financial year and as a result there was an increase in the operating loss compared to last year. There were no loan write off’s or bad debt’s this year and as a result there was an increase in the operating loss compared to last year.

Dividends

The directors did not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year or during the previous 5 years.

Review of Operations

An extensive description of the operations of the Company is included in the Business overview, which precedes this report. A summary of the pertinent aspects of those operations is contained in this Item 5.

Director/Employee Share and Option Benefits

The shareholders of the Company at its annual general meeting held on May 19, 2008 approved an issue of options to R J F Brothers. A total of 3,000,000 options were issued to R J F Brothers under the scheme during 2008. 7,000,000 options were issued during 2007 and no options were issued in 2006.

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

The official government released Angolan average inflation rates for the five years beginning 2004 were as follows:

	2004	2005	2006	2007	2008
Inflation Rates %	76.0%	44.0%	23.0%	12.5%	12.2%

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

C.           Liquidity and Capital Resources

Year Ended December 31, 2008 compared to Year Ended December 31, 2007

At December 31, 2008, the Company had a working capital of AUD$59,830 compared to a working capital of AUD$11,927,107 at December 31, 2007.

Cash flow used in operating activities increased from AUD$1,460,675 in the year ended December 31, 2007 to AUD$5,211,005 in the year ended December 31, 2008. The primary differences for the increase in funds used, was for an increase in consulting and marketing fees.

Cash flow used for investing increased from AUD$9,017,453 for the year ended December 31, 2007 to AUD$12,941,405 in the year ended December 31, 2008. The increase in funds used for investing activities was primarily due to the purchase of mining leases in Angola.

The Company generated cash flows from financing activities of AUD$6,120,559 after fees and expenses in the year ended December 31, 2008 compared to AUD$21,732,451 in the year ended December 31, 2007. Cash flows from financing activities were generated by way of a rights issue to shareholders and new share placements.

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

The Company generated cash flows from financing activities of AUD$21,732,451 after fees and expenses in the year ended December 31, 2007 compared to AUD$2,811,442 in the year ended December 31, 2006. Cash flows from financing activities were generated by way of a rights issue to shareholders and new share placements.

D.           Research and Development, Patents and Licences

Not applicable.

E.           Trend Information

Not applicable.

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

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Age	Position

M A Africano	50	Chairman	Appointed October 22, 2008
P M Smyth	69	Chief Executive	Appointed March 6, 2006
P Rand	57	Director	Appointed October 27, 2008
B R Brady	68	Director	Appointed June 29, 2009
W V Reid	71	Director	Appointed October 27, 2008
			(Resigned June 29, 2009)
R J F Brothers	67	Director	Appointed December 4, 2007
			(Resigned 8 April 2009)
P G H Smith	76	Director	Resigned April 21, 2008
I R Egan	61	Director	Resigned October 27, 2008
N P Hoexter	64	Director	Resigned October 27, 2008
P A de Chazal	66	Director	Resigned October 27, 2008

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

Directors

The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Manuel Antonio Africano – Chairman. Age: 50
Mr Africano, who is based in Angola, is an expert at doing business in Africa. He recently retired as the Minister for Geology and Mines in Angola and during his term as a senior Minister in the Cabinet he successfully assisted in the rebuilding of Angola’s fractured post-war economy.

Mr Africano has been the General Co-ordinator of the African Diamond Producers Association and during Angola’s war of independence he was the Director of Mobilisation supervising activities in Europe.

Mr Africano has a Masters Degree in International Relations from the Sorbonne University Paris where he also studied for a doctorate in economics. Mr Africano is fluent in Portuguese, French, English and a number of African languages and has an outstanding network throughout Africa and the Middle East.

Peter Mark Smyth – Chief Executive and Company Secretary. Age: 69
Mr Smyth has over 40 years of experience in the natural resources sector, which commenced with Selection Trust where he was part of the project development teams for Mt. Newman iron ore and Agnew nickel projects in Australia.  Since 1975 he has co-founded a number of successful companies involved in the exploration and production of gold, oil, gas and diamonds around the world. He was appointed to the Board on March 6, 2006.

Philip Rand – Non Executive Director. Age: 57
Mr Rand, who is based in London, has many years experience in the upstream energy sector working in complex geographical and political environments.

Mr Rand is currently chief executive and chief financial officer of Equator Exploration Limited with operations in West Africa and is a non-executive director of Victoria Oil & Gas PLC and also the Cyprus based Falcon group which has connections with the Abu Dhabi National Oil Co.

Bernard Robert Brady – Non Executive Director. Age: 68
Bernard Brady joined the Commonwealth Bank in 1958 holding various positions in general banking, lending and administration.  He was seconded to the Solomon Islands Planning Group in Sydney in 1980 to assist the Solomons in setting up their own national bank after independence.  He was subsequently posted to Solomons for two years as Manager.  Returned to Australia (Sydney) in 1983 and was promoted to executive status in 1988.

He resigned from the Commonwealth Bank in 1994 to set up a business which he sold in 2002.

Mr Brady is based in NSW and acts as Chairman of CityView's Audit Committee.

Wayne Vivian Reid – Non Executive Director. Age: 71
Mr Reid is based in Melbourne and was Chairman of CityView’s Audit Committee.

He is an experienced public company director having been a director of a number of major Australian companies covering a wide range of business interests. He has been awarded the O.B.E. medal for a lifetime contribution for honorary services to the community and sport.

Robert John Francis Brothers – Non Executive Director. Age: 67
Mr Brothers is based in Hong Kong and for over 20 years, owned and operated gas tankers and floating gas storage facilities through Beckworth Enterprises Inc, a ship owning group specialising in the carriage of liquid refrigerated petroleum gas.  Prior to working for his own account Mr Brothers was an executive director of the substantial Hong Kong conglomerate Wheelock Marden & Co Ltd.

Peter George Hunt Smith – Non Executive Director. Age: 76
Mr Smith is a former international banker who served Westpac Bank for 40 years leading to a position as a Senior Manager Asian Banking & Oil & Gas. Mr Smith has a large network of corporate clients and has attended many Government sponsored Trade Missions promoting Western Australia, as well as being responsible for opening an oil & gas office for Westpac in Houston, Texas.

Ian Egan – Non Executive Director. Age: 61
Mr Egan is based in Melbourne and has extensive operational and Board experience in relation to the development of new operations and the management of established operations. He has worked in the mining industry for more than 35 years, holding senior management positions at BHP including Group General Manager BHP Titanium Minerals and General manager Non-Ferrous Metals BHP Minerals.

Mr Egan is the Chairman of Fortitude Minerals Limited and is non-executive director of Kenmare Resources Limited.

Nicholas Paul Hoexter – Non Executive Director. Age: 64
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

Paul Andre de Chazal – Non Executive Director. Age: 66
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
C           Service agreements
D           Share based compensation
E           Additional information

The information provided under headings A to E includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited.

There has been no share based payments to the directors or key management personnel under the employee share and option plan introduced and approved by shareholders at the company’s annual general meeting on May 4, 2007.

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

On May 4, 2007 at the company annual general meeting the directors proposed a monthly fee payable to all directors of $2,500 p/month which was approved by shareholders.

The only relationship between shareholder wealth, company performance and remuneration is the effect that the underlying share price has on the valuation of key management personnel options.

The Board has not established a remuneration committee in view of the size of the Company. The CEO and Company Secretary, Mr Mark Smyth has a service agreement with the company.

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves.

B           Details of Remuneration

Details of the nature of each element of the emoluments of each key management personnel paid during 2008 are as follows:

Short-term employee benefits	Post-employment Benefit	Share-based payments
2008 Name	Cash salary and service fees $	Performance fees $	Superannuation $	Equity Options $	Total $	% Linked to Performance
M A Africano	-	-	-	-	-	-
P M Smyth	250,000	-	-	-	250,000	-
R J F Brothers	30,000	-	-	201,230	231,230	-
P Rand	-	-	-	-	-	-
W V Reid	-	-	-	-	-	-
P G H Smith	10,000	-	-	-	10,000	-
I R Egan	12,500	-	-	-	12,500	-
N P Hoexter	27,500	-	-	-	27,500	-
P A de Chazal	22,500	-	-	-	22,500	-

Total key management personnel compensation	352,500	-	-	201,230	553,730	-

Other Executives
P R Williams	138,190	-	4,810	-	143,000	-

There were no other key management personnel of the company during the financial year.

Short-term employee benefits	Post-employment Benefit	Share-based payments
2007 Name	Cash salary and service fees $	Performance fees $	Superannuation $	Equity Options $	Total $	% Linked to Performance
P M Smyth	195,000	-	-	690,000	885,000	-
P G H Smith	15,000	-	-	417,000	432,000	-
N P Hoexter	-	-	-	417,000	417,000	-
P A de Chazal	7,500	-	-	417,000	424,500	-
R J F Brothers	-	-	-	-	-	-
J H Jacoby	6,000	-	-	276,000	282,000	-
M al Ansari	20,000	-	-	-	20,000	-

Total key management personnel compensation	243,500	-	-	2,217,000	2,460,500	-

Other Executives
P R Williams	127,560	-	4,440	352,400	484,400	-

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

Mr P R Williams was contracted to provide accounting, administration and Company secretarial duties. The fees payable under the contract were $11,000 per month including superannuation.  Mr Williams resigned on April 8, 2009.

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

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are below.

Summary of options granted to Directors from January 1, 2008 to December 31, 2008 are as follows:

Grant date	Date vested	Expiry date	Exercise price	Value per option at grant date

May 23, 2008	May 23, 2008	November 30, 2009	$0.15	$0.067

Summary of options granted under ESOP from January 1, 2008 to December 31, 2008 are as follows:

Grant date	Date vested	Expiry date	Exercise price	Value per option at grant date

Nil	Nil	Nil	Nil	Nil

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

Details of options over ordinary shares in the company provided as remuneration to each of the key management personnel of CityView Corporation Limited are set out below. When exercisable, each option is convertible into one ordinary share of CityView Corporation Limited. Further information on the options is set out in note 29 to the financial statements.

Name	Number of options granted during the year		Number of options vested during the year
	2008	2007	2008	2007

P M Smyth	-	5,000,000	-	5,000,000
R J F Brothers	3,000,000	-	3,000,000	-
P G H Smith	-	3,000,000	-	3,000,000
N P Hoexter	-	3,000,000	-	3,000,000
P A de Chazal	-	3,000,000	-	3,000,000
J H Jacoby	-	2,000,000	-	2,000,000

Other Company and Group Executives
P R Williams	-	5,000,000	-	5,000,000

The model inputs, not included in the table above, for options granted during the year ended December 31, 2008 include:

a)         Options are granted for no consideration and vest over one and a half years
b)         Share price at grant date was $0.155
c)         Expected volatility, based on the history of the companies share price, range from 0.2620 to 0.9076
d)         Expected dividend yield of Nil
e)         A risk free interest rate of 6.03%

E           Additional Information

Share-based compensation: Options
Further details relating to options are set out below.

Name	A Remuneration Consisting of Option	B Value at Grant date	C Value at Exercise Date	D Value a Lapse Date
R J F Brothers	87%	201,230	-	-

A =	The percentage of the value of remuneration consisting of options, based on the value of options expensed during the current year.
B =	The value at grant date calculated in accordance with AASB 2 Share-based Payment of options granted during the year as part of remuneration.
C =	The value at exercise date of options that were granted as part of remuneration and were exercised during the year, being the intrinsic value of the options at that date.
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

D.           Employees

As at December 31, 2008 the Company had 2 full time employees at its principal place of business in Australia.

Consultants on a per diem basis undertake much of the Company’s work.

E.           Share Ownership

See Item 7A Major shareholders.

F.           Employee Share Plan/Options

The shareholders of the Company at its annual general meeting held on May 19, 2008 approved an issue of options to R J F Brothers.  A total of 3,000,000 options were issued to directors under the scheme during 2008. 7,000,000 options were issued during 2007 and no options were issued in 2006.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's shares, each director and officer individually and the directors and officers as a group as at July 3, 2009.  Each person has sole voting and investment power with respect to the shareholdings shown and all ownership is of record and beneficial.

Directors/Officers

Name	Number of Shares
Peter Mark Smyth	1,050,426 Shares in CityView. 5,210,086 Options in CityView.
Manuel Antonio Africano	Nil Shares in CityView. Nil Options in CityView.
Philip Rand	Nil Shares in CityView. Nil Options in CityView.
Bernard Robert Brady	Nil Shares in CityView. Nil Options in CityView.

Major Shareholders

Name	Number of Shares	Percent of Class
HSBC Custody Nominees (Australia) Limited	136,503,126	12.05%
Citicorp Nominees Pty Ltd	97,956,224	9.05%
US Control Account C/- Computershare Trust Company Inc	56,249,974	5.19%

Based on 1,082,369,441 shares outstanding as of July 3, 2009.

B.           Related Party Transactions

There are no additional interests of management in transaction involving the Company except for those stated herein or in Item 28 – notes to financial statements.

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

ITEM 9.                      THE OFFER AND LISTING

Not applicable.

ITEM 10.                    ADDITIONAL INFORMATION

A.           Share Capital

The issued capital of CityView Corporation Limited at July 3, 2009 is 1,082,369,441 shares and 96,529,950 options exercisable by November 30, 2009 at 15 cents each.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's principal place of business at Level 9, 28 The Esplanade, Perth Western Australia, Telephone:  (61 8) 9226 4788, Fax: (61 8) 9226 4799, email: info@cityviewcorp.com.

The Company is subject to the information requirements of the Securities Exchange Act of ’34, as amended.  Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC.  A copy of any document filed can be read at the SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company’s SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov”.

I.           Subsidiary Information

Additional information not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Not applicable.

PART II

ITEM 13.                       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                       Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
CityView’s management, under the supervision and with the participation of it’s chief executive officer and chief accounting officer, conducted an evaluation of it’s "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15(e)). CityView’s disclosure controls and procedures apply to all wholly owned CityView companies. CityView’s chief executive officer and chief accounting officer have concluded that as of the evaluation date December 31, 2008, its disclosure controls and procedures are effective.

Scope of Management’s Report on Internal Control over Financial Reporting
Management has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation as described and listed in note 18 to the consolidated financial statements (collectively, the “Excluded Entities”).

The Excluded Entities accounted for via proportionate consolidation represents 0% of consolidate net assets, as of December 31, 2008 and 0% of the consolidated net income for the year ended December 31, 2008.

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

Management’s Annual Report on Internal Control over Financial Reporting
Management of CityView is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934 Rules (13a-15(f). CityView’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by Australia on December 31, 2008 and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of CityView.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as IFRS as approved by Australia on December 31, 2008, and that our receipts and expenditures are being made only in accordance with authorizations of CityView’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CityView’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008. In making this assessment, CityView’s management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.

Based upon its assessment, CityView’s management concluded that, as of December 31, 2008, its internal control over financial reporting is effective based upon those criteria.

In compliance with temporary rules the effectiveness of our internal control over financial reporting as of December 31, 2008 it is not required for small issuers at this time.

Changes in Internal Control over Financial Reporting
During the fiscal year 2008, there were no changes in the Company’s internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16A.                      Audit Committee Financial Expert

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Brady, Rand and Smyth.  The Committee has authority to seek any pertinent information it requires from any employee or external party.  Qualifications held by the individuals on the Audit Committee are included in Item 6 of this Report.

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

The objectives, composition, term of office and duties and responsibilities of the Committee (“the Charter”) have been updated to meet the Principles of Good Corporate Governance and Best Practice Recommendations as suggested by the Australian Securities Exchange Corporate Governance Council on March 31, 2003. A copy of the Charter has been posted on the website.

Audit Committee Charter

Objectives:
The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company’s internal and external auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the Australian Securities Exchange.

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

20.	Discuss with the independent auditor the matters required to be discussed in relating to the conduct of the audit.
21.	Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company’s response to that letter.

Such review should include:
(a)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management.
(b)	Any changes required in the planned scope of the internal audit.
(c)	The internal audit department responsibilities, budget and staffing.

22.	Prepare the report required by the rules of the Australian Securities Exchange/Securities Exchange Commission.
23.	Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Conduct/Ethics.
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

The CityView Audit Committee currently comprises three directors, two of which are independent under the Principles of Corporate Governance and Best Practice Recommendations of the Australian Securities Exchange.

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

The Company designated Bernard Brady as its “financial expert” on the Audit Committee in that Mr Brady fulfils some but not all of the criteria set out in Section 407. Mr Brady has:
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

All Executives will:

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

The Board of the Company currently consists of three independent non-executive directors and one executive director.  The Board is considered to be comprised of directors with the experience and qualifications best suited to the Company’s size and range of activities.

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

The Audit Committee meets and reports to the Board as required, but in any case at least twice each year and its members are Messrs Brady, Rand and Smyth. The Committee has authority to seek any pertinent information it requires from any employee or external party.  Qualifications held by the individuals on the Audit Committee are included in the Directors’ Report.

Corporate Reporting

The Chief Executive Officer and Company Secretary are required to state in writing to the Board that the Company’s financial reports present a true and fair view of the Company’s financial condition and that operation results are reported in accordance with relevant accounting standards.

External Auditors

The Company and the Audit Committee policy, is to appoint external auditors who clearly demonstrate quality and independence. Somes and Cooke were appointed as the external auditor in 2008.

An analysis of fees paid to external auditors, including a break down of fees for non audit services, is provided in the director’s report and in note 5 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence.

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

ITEM 16C.

Principal Accountant Fees and Services

The aggregate fees billed for the last five fiscal years for professional services rendered by the Company’s auditors are as follows:

	2008 AUD$	2007 AUD$	2006 AUD$	2005 AUD$	2004 AUD$
Audit fees	14,562	35,000	35,000	42,565	38,165
Tax services	-	15,000	10,000	6,300	7,905
	14,562	50,000	45,000	48,865	46,070

ITEM 16D.

Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

CITYVIEW CORPORATION LIMITED
ACN 009 235 634

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors and Shareholders of CityView Corporation Limited:

I have audited the accompanying consolidated balance sheet of CityView Corporation Limited as of December 31, 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityView Corporation Limited as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Australia, and in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

I also have audited the adjustments to the 2007 and 2006 financial statements to apply the adjustments as described in Note 1(a), 9, 24 and 33. In my opinion, such adjustments are appropriate and have been properly applied. I was not engaged to audit, review, or apply any procedures to the 2007 and 2006 financial statements of the Company other than with respect to the adjustments and, accordingly, I do not express an opinion or any other form of assurance on the 2007 and 2006 financial statements taken as a whole.

Michael F. Albanese, CPA
Parsippany, New Jersey
July 14, 2009

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

Report of Independent Certified Public Accountants

Board of Directors
Cityview Corporation Ltd
Perth, Western Australia

We have audited, before the effects of the adjustments described in Note 1(a) and Note 33, the accompanying consolidated balance sheets of Cityview Corporation Limited as of December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years then ended (the 2007 and 2006 financial statements before the effects of the adjustments discussed in Note 1(a) and Note 33 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Discussed in Note 9 of the 2007 financial statements is an amount of $1,896,409 in relation to a deposit paid for rights to acquire the shares of a company with exploration licenses in Cameroon. We have not been provided with sufficient evidence to satisfy ourselves as to the recoverability of this balance, nor have we been able to perform sufficient and appropriate other audit procedures. As a result, we can not and do not express an opinion on the recoverability of this balance and its effect on the Balance Sheet and Income Statement of the consolidated Entity for the year ended December 31, 2007.

In our opinion, except for the effects of such adjustments, if any, that might have been deemed necessary had we been able to examine evidence regarding the recoverability of the deposit referred to in the preceding paragraph and before the effects of the adjustments described in Note 1(a) and Note 33 the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cityview Corporation Limited at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Australia and in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

BDO Kendalls is a national association of separate partnerships and entities.
Liability limited by a scheme approved under Professional Standards Legislation.

BDO Kendalls

We were not engaged to audit, review, or apply any procedures to the adjustments described in Note 1(a) and Note 33 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Michael F. Albanese, CPA.

BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BDO Kendalls

BG McVeigh
Partner

Perth Western Australia
Dated this 27th day of June 2008

CITYVIEW CORPORATION LIMITED

INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	NOTE	2008 $	2007 Restated $	2006 Restated $

Revenue	2	92,250	210,063	49,185
Share of net profit of associates accounted for
using the equity method of accounting		-	-	357
Administration expenses		(1,337,070)	(819,487)	(318,873)
Employee wages and benefits expense		(292,485)	(121,286)	(77,651)
Employee share based payment	29	(201,230)	(2,710,370)	-
Consulting/Legal expenses		(1,288,602)	(667,966)	(574,618)
Depreciation and amortisation expense		(15,197)	(7,329)	(2,120)
Occupancy Expenses		(95,030)	(79,897)	(58,671)
Exploration & Development expenses	14	-	(2,157,059)	(294,409)
Marketing expenses		(538,525)	(430,820)	(38,005)
Write off receivable - Madura & Simenggaris		-	-	(5,680,134)
Impairment of other Financial Assets	8,10 & 12	(30,607,931)	(5,267,620)	(2,034,668)
Write off – Cameroon Oil deposit	9	-	(1,896,409)	-
Write off – Fee in relation Enditrade Logistics		(2,000,000)	-	-
Write off – Refinery settlement		(800,000)	-	-
Other expenses from ordinary activities		(30,943)	(26,516)	(26,786)

Loss before income tax expense	3	(37,114,763)	(13,974,696)	(9,056,393)

Income tax expense		-	-	-
Loss for the year		(37,114,763)	(13,974,696)	(9,056,393)

Loss attributable to members of the parent entity		(37,114,763)	(13,845,403)	(9,056,393)
Minority Interest		-	(129,293)	-
		(37,114,763)	(13,974,696)	(9,056,393)

Basic loss per share (cents per share)	21	(8.75c )	(5.50c )	(6.47c )
Where diluted losses per share are not diluted, they are not disclosed.

The above income statement should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31,

	NOTE	2008 $	2007 Restated $	2006 Restated $

ASSETS
Current assets
Cash	6	128,912	12,160,763	906,440
Receivables	7	27,928	66,449	17,679
Total current assets		156,840	12,227,212	924,119

Non-current assets
Receivables	8	-	-	-
Other financial assets	9	-	-	-
Available for sale financial assets	10	-	2	-
Equipment	11	24,755	34,890	10,874
Oil assets	12	-	-	-
Investments accounted for using
the equity method of accounting	13	-	-	-
Exploration and evaluation expenditure	14	-	-	-
Total non-current assets		24,755	34,892	10,874
Total assets		181,595	12,262,104	934,993

LIABILITIES
Current liabilities
Payables	15	97,010	300,105	12,503
Interest bearing liabilities	16	-	-	-
Total current liabilities		97,010	300,105	12,503

Non-current liabilities
Provisions	17	-	-	-
Total non-current liabilities		-	-	-
Total liabilities		97,010	300,105	12,503

Net assets		84,585	11,961,999	922,490

EQUITY
Contributed equity	18(a)	107,315,153	81,930,730	62,377,938
Reserves	19	5,185,046	4,983,816	-
Accumulated losses	20	(112,415,614)	(75,300,851)	(61,455,448)
Minority Interests	31	-	348,304	-
Total equity		84,585	11,961,999	922,490

The above balance sheet should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

CASH FLOW STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	NOTE	2008 $	2007 Restated $	2006 Restated $

Cash flows from operating activities
Interest received		92,250	210,063	49,185
Payments to suppliers and employees		(5,303,255)	(1,670,738)	(1,005,883)
Net cash outflow from operating activities	24(b)	(5,211,005)	(1,460,675)	(956,698)

Cash flows from investing activities
Sale of one fifth of investment in Medco Madura		-	-	-
Exploration & development expenditure		(4,587,152)	-	-
Other financial assets		(8,354,253)	-	-
Payment for property, plant & equipment		-	-	-
Loan – Glenvale Associates		-	-	(670,601)
Payments for acquisition of subsidiaries		-	(1,853,421)	(179,960)
Payments for available for sale assets		-	(7,164,032)	(263,747)
Net cash outflow from investing activities		(12,941,405)	(9,017,453)	(1,114,308)

Cash from financing activities
Payment of loans		-	-	(210,500)
Proceeds from pro-rata option issue			2,273,446	-
Proceeds from the issue of shares		8,596,289	20,304,121	3,227,265
Share issue costs		(2,475,730)	(845,116)	(205,323)
Net cash inflow from financing activities		6,120,559	21,732,451	2,811,442

Net increase/(decrease) in cash		(12,031,851)	11,254,323	740,436
Cash at the beginning of the period		12,160,763	906,440	166,004
Cash at the end of the period	24(a)	128,912	12,160,763	906,440

The above cash flow statement should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	NOTE	2008 $	2007 Restated $	2006 Restated $

Total equity at the beginning of the
financial year		11,961,999	922,490	5,886,941

Minority Interest	31	(348,304)	348,304	-

Loss for the year		(37,114,763)	(13,845,403)	(9,056,393)

Total recognised income and expenses
for the year		(37,114,763)	(13,845,403)	(9,056,393)

Shares Issued	18	27,864,789	20,664,121	4,297,265
Reserves	18	(2,480,366)	4,983,816	-
Share Issue Cost	19	201,230	(1,111,329)	(205,323)
		25,585,653	24,536,608	4,091,942

Total equity at the end of the
financial year		84,585	11,961,999	922,490

The above statement of changes in equity should be read in conjunction with the accompanying notes.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

1.  Statement of Significant Accounting Policies

(a) Basis of Reporting
The financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, all applicable Australian Accounting Standards and Australian Accounting interpretations.

The financial report covers the consolidated entity CityView Corporation Limited (“CityView”) and its controlled entities and CityView as an individual parent entity.  CityView is a listed public company, incorporated and domiciled in Australia. The accounting policies have been consistently applied to all years presented unless otherwise stated.

The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets.  Cost is based on the consideration given in exchange for assets.

Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of CityView Corporation Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS.

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

Voluntary Change in Accounting Policy
Exploration and Evaluation Expenditure
Exploration and evaluation costs including the costs of acquiring tenements and licenses are expensed in the income statement in the year in which they are incurred. Accounting policies of the associates have been changed where necessary to ensure consistency with the policy by the group.

As a result of this change in accounting policy during the year $2,157,059 of capitalised expenditure previously held on the balance sheet, has been transferred to the income statement in the December 31, 2007 financial year.

The reason why the directors have adopted this policy are:
-  Uncertainty as to the carrying value of the mineral tenements in today’s economic climate.
-  Sovereign risk in respect to the location of the mineral tenements and licenses.

Changes to Comparative Figures as a result of changes in accounting policy and information received subsequent to the lodgement of the December 31, 2007 financial statements
The following changes have been made to the comparative figures.

Consolidated Entity – Correction of error
Deposit – Cameroon Oil at cost $1,896,409, written off through the income statement due to post December 31, 2007 sign-off evidence being received that the deposit with Cameroon Oil was not going to be refundable to Cityview. Therefore the Directors have determined that the best course of action was to impair the deposit in the period that the recoverability over the balance was first questioned. Please refer to Note 33 for a reconciliation between the previously reported balance and the restated balance.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

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

(c) Going Concern
The financial report has been prepared on the going concern basis that contemplates the continuity of normal business activities and the realisation of assets and extinguishment of liabilities in the ordinary course of business.  For the year ended December 31, 2008, and in accordance with the company’s change in accounting policy to expense certain items as incurred rather than capitalising them, the company recorded a loss of $37,114,763.

The company expects to be able to maintain sufficient cash reserves to meet day to day obligations as and when they fall due for the next 12 month period.

The company has available to it one or more of the following sources of funding:

•  Further issue of shares
•  Sale of exploration properties held by associates
•  CityView has a draw down facility to the value of $2,000,000 to fund its next 15 months administration and operating costs of which $100,000 has been drawn down as at July 14, 2009.

The Board of Directors is aware of the company’s working capital requirements to continue its normal business activities and based on the above matters consider the going concern basis of preparation to be appropriate for this financial report.

In the event that the above matters do not eventuate, there exists uncertainty as to whether the company will be able to continue as a going concern and realise its assets extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities, associates and interests in joint ventures where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

CityView Corporation Limited and its wholly-owned subsidiary have implemented the tax consolidation legislation from January 1, 2004. CityView Corporation Limited is the head entity in the tax consolidated group. The stand-alone taxpayer/separate tax payer within a group approach has been used to allocate current income tax expenses and deferred tax balances to wholly-owned subsidiaries that form part of the tax consolidated group. CityView Corporation Limited has assumed all the current tax liabilities and the deferred tax assets arising from unused tax losses for the tax consolidated group via intercompany receivables and payables because a tax funding arrangement has been in place for the whole financial year.

(e) Foreign Currency
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is CityView Corporation Limited’s functional and presentation currency.

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

(f) Exploration and Evaluation Expenditure
Exploration and evaluation costs including the costs of acquiring tenements and licenses are expensed in the income statement in the year in which they are incurred.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

The policy previously adopted is set out below.

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

While the share of revenue from the operations in Angola will be receivable by the consolidated entity in US dollars, the directors are not able to determine what affect these factors, together with any movements in world mineral and oil and gas prices, may have on the future values of any expenditure carried forward.

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

(j) Investments in Associates
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recorded at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from the associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

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
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

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

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

(t)  Investments
(i) Available for sale financial assets
Available for sale financial assets, are non derivatives that are either designated in this category or not classified in any other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determined payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 7).

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

(w)  New standards and interpretations not yet adopted
The following new standards and interpretations have a potential impact on the Financial Report, but have an effective date after the financial reporting date.

AASB 3 Business Combinations (2008) and AASB 127 Consolidated and Separate Financial Statements

AASB 3 and AASB 127 are a result of the joint IASB-FASB Business Combinations Phase ll project. The Standards alter the manner in which business combinations and changes in ownership interests in subsidiaries are accounted for. Consequential amendments to other Standards are made through AASB 2008-3.

AASB 8 Operating Segments

AASB 8 will replace AASB 114 Segment Reporting and adopts a management approach to report on a company’s operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Statement of Significant Accounting Policies (cont)

AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8	AASB 2007-3 was issued as a consequence of the issuance of AASB 8.
AASB 101 Presentation of Financial Statements (Revised, September 2007)

The revised AASB 101 is the result of phase A of the IASB’s financial statement presentation project. The revised Standard introduces total comprehensive income, which represents the change in equity during a period, other than changes from transactions with owners in their capacity as owners.

AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 (September 2007)	AASB 2007-8 was issued as a consequence of the issuance of the revised AASB 101.
AASB 2007-10 Further Amendments to Australian Accounting Standards arising from AASB 101	AASB 2007-10 makes further changes to presentation and disclosure and builds on the changes made by AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101.
AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project	The Standard is a result of the IASB’s first Annual Improvements Project. It makes amendments to several Accounting Standards which may result in changes for presentation, recognition or measurement.
AASB 2008-6 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project	The Standard is a result of the IASB’s first Annual Improvements Project. It makes amendments to several Accounting Standards which may result in changes for presentation, recognition or measurement.
AASB 2008-7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The Standard makes clarifying amendments to several other Accounting Standards. Amongst other things the Standard specifies the accounting for certain transactions where a newly formed entity becomes the new parent of another entity or group.

The potential effect of these standards and Interpretations is yet to be fully determined. However it is not expected that the new Standards and Interpretations will significantly affect the group’s financial position.

(x)  Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

		Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $

2. Revenue
Interest received – other parties	92,250	210,063	49,185
Total Revenue	92,250	210,063	49,185

3. Loss from ordinary activities
Loss from ordinary activities before income tax has been determined after:
Expenses
General and administrative expenses	2,294,053	1,478,006	519,986
Share based payments	201,230	2,710,370	-
Depreciation	15,197	7,329	2,120
Consultants/Legal Services	1,288,602	667,966	574,618
Drilling expenses	-	-	294,409
Write off receivables – Madura & Simenggaris	-	-	5,680,134
Impairment of Other Financial Assets	30,607,931	5,267,620	2,034,668
Write off - Exploration & Development expenses	-	2,157,059	-
Write off – Cameroon Oil deposit	-	1,896,409	-
Write off – Fee in relation to Enditrade Logistics	2,000,000	-	-
Write off – Refinery settlement	800,000	-	-
	37,207,013	14,184,759	9,105,935

(a) Income tax benefit
Current tax	-	-	-
Deferred tax	-	-	-
	-	-	-
Income tax benefit is attributable to:
Loss from continuing operations	-	-	-
Aggregate income tax benefit	-	-	-

Deferred income tax (revenue) expense comprises:
Decrease (increase) in deferred tax assets	-	-	-
Decrease (increase) in deferred tax liabilities	-	-	-
	-	-	-
(b) Numerical reconciliation of income tax expense to prima facie tax payable
Loss from continuing operations before income tax expense
	37,114,763	(13,974,696)	(9,056,393)
Tax at the Australian tax rate of 30% (2007-30%)	(11,134,428)	(4,192,408)	(2,716,917)
Permanent non-deductible difference	10,047,579	3,764,141	2,414,383
Losses not recognised	1,086,849	428,267	302,534
Income tax benefit	-	-	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

4.  Income Tax (cont)
		Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $

(c) Tax losses
Unused tax losses for which no deferred tax asset has been recognised	21,186,596	17,563,764	16,136,207
Potential tax benefit @ 30%	6,355,978	5,269,129	4,840,862

5. Remuneration of Auditors
Amounts paid/payable to Somes and Cooke and BDO for audit of the financial report for the company:

Auditing services	14,562	35,000	35,000
	14,562	35,000	35,000
Amounts paid/payable to Somes and Cooke and BDO for non-audit taxation services performed for the company:

Taxation services	-	15,000	10,000
	-	15,000	10,000

6. Cash and Cash Equivalents
Cash on hand	500	500	500
Cash at bank	128,412	388,553	111,801
Deposits at call	-	11,771,710	794,139
	128,912	12,160,763	906,440

Cash at bank and deposits at call attract an interest rate of 3.75% (2007 6.20%).

The group’s and the parent entity’s exposure to interest rate risk is discussed at note 26.

7. Trade and Other Receivables
Deposits	6,352	6,352	6,352
GST – Receivable	21,576	60,097	11,327
	27,928	66,449	17,679

CITYVIEW CORPORATION LIMITED
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
8. Non Current Receivables
Loans to controlled entities – at cost	-	-	-
Provision for doubtful debts	-	-	-
Loan to Glenvale Associates – at cost	-	-	670,601
Impairment	-	-	(670,601)
	-	-	-

9. Non-Current Other Financial Assets
Deposit – Cameroon Oil at cost (as previously reported)	-	1,896,409	-
Written-Off due to non-recoverability (see Note 1a)	-	(1,896,409)	-
	-	-	-

10. Non-Current Available for sale Financial Assets
Investment - Quest Middle East Limited at cost	-	-	263,748
Investment – Madura/ Simenggaris at cost	-	-	2
Investment – European Oil Limited at cost (c)	1,600,910	713,150	-
Investment – Fortitude Minerals at cost	15,519,734	4,818,220	-
Investment – Pensador Resources Inc at cost	13,637,060	-	-
Investment – Canzar Resources at cost	5,381,595	-	-
Impairment note (a)	(36,139,301)	(5,531,370)	(263,748)
	-	2	2

Balance at the beginning of the year	2	2	2
Additions	30,607,929	5,537,370	263,748
Disposals (sale and redemption)	-	-	-
Impairment	(30,607,931)	(5,531,370)	(263,748)
	-	2	2

Unlisted securities (note (b))
Equity securities	-	2	2
	-	2	2

(a)           Impairment
The principle activity of the above associate entities is mineral exploration. It is the policy of the consolidated entity to expense exploration and evaluation expenditure. The application of this policy to the above associated entities has resulted in the impairment of the above, other financial assets.

(b)           Unlisted securities
Unlisted securities are traded in inactive markets. They are recorded at cost and written off through the income statement in accordance with the company’s accounting policy.  Included in unlisted securities are shares in issued capital of Fortitude Minerals Limited at fair value of the Australian dollar equivalent to US$1.39 per share (at cost).

(c)           European Oil Limited
European Oil Limited has a 45% ownership interest in Quest Energy Middle East Limited

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
11. Equipment
Equipment at cost	73,630	73,630	42,285
Disposals	(22,504)	-	-
Less accumulated depreciation	(26,371)	(38,740)	(31,411)
	24,755	34,890	10,874

Balance at the beginning of year	34,890	10,874	885
Additions	5,062	31,345	12,109
Depreciation expense	(15,197)	(7,329)	(2,120)
Carrying amount at year end	24,755	34,890	10,874

12. Oil Assets
Acquisition costs and exploration and development expenditure carried forward in respect of areas of interest – at cost.	-	-	-
	-	-	-

13. Investments accounted for using the equity method
Shares in Associates (note 23)	-	-	1,100,317
Impairment	-	-	(1,100,317)
	-	-	-

14. Exploration and Evaluation Expenditure
Exploration and evaluation costs	-	-	-
	-	-	-

Balance at the beginning of the year	-	-	-
Exploration and evaluation costs – Angola	-	2,157,059	-
Costs written off	-	(2,157,059)	-
	-	-	-

15. Trade and Other Payables
Unsecured:
Trade creditors	-	-	-
Accrued expenses	88,576	295,343	12,503
Annual leave provision	8,434	4,762	-
	97,010	300,105	12,503

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
16. Interest Bearing Liabilities
Loan payable to a major shareholder	-	-	-
	-	-	-
17. Non Current Payables
Long service leave provision	-	-	-
	-	-	-

Balance at the beginning of year	-	-	18,000
Add long service leave provision	-	-	-
Less Long service leave paid	-	-	(18,000)
	-	-	-

18. Contributed Equity
(a) Share capital
	Number of Shares	Share Capital
		$
Ordinary fully paid shares at December 31, 2006	182,333,232	62,377,938
Ordinary fully paid shares at December 31, 2007	333,692,632	81,930,730
Ordinary fully paid shares at December 31, 2008	561,873,441	107,315,153

(b) Movements in ordinary shares on issue

Balance at beginning of year	333,692,632	81,930,730
Exercise of options	111,596	19,299
Issue of fully paid ordinary shares @ $0.0125	63,819,213	797,740
Issue of fully paid ordinary shares @ $0.10	36,000,000	3,600,000
Issue of fully paid ordinary shares @ $0.11	5,000,000	550,000
Issue of fully paid ordinary shares @ $0.15	9,000,000	1,350,000
Issue of fully paid ordinary shares @ $0.175	12,500,000	2,187,500
Issue of fully paid ordinary shares @ $0.222	75,000,000	16,650,000
Issue of fully paid ordinary shares @ $0.238	2,000,000	476,000
Issue of fully paid ordinary shares @ $0.022 in satisfaction of promotion and marketing of the company	4,000,000	88,000
Issue of fully paid ordinary shares @ $0.10 in satisfaction of fees in relation to Enditrade Logistics	20,000,000	2,000,000
Issue of fully paid ordinary shares @ $0.195 in satisfaction of promotion and marketing of the company	750,000	146,250
Share issue costs	-	(2,480,366)
Ordinary fully paid shares at December 31, 2008	561,873,441	107,315,153

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

18.   Contributed Equity (cont)

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders’ meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(c)	Options:

As at December 31, 2008 there were 96,529,950 options on issue. The options have a exercise price of 15c and expire on November 30, 2009.

(d)	Dividends:

The Directors declared no dividend during the reporting period.

(e)	Franking credits:

The Company retains no franking credits for the year ended December 31, 2008 and the year ended December 31, 2007.

(f)	Capital risk management:

The group and the parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to potentially provide for shareholders in the future and to maintain an optimal capital structure to reduce the cost of capital.

As at December 31, 2007 and 2008 the parent and group entities were debt free, the gearing ratio’s for both parent and group was zero.

Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
19. Reserves
Reserves

Share based payment reserve	2,911,600	2,710,370	-
Option premium reserve	2,273,446	2,273,446	-
	5,185,046	4,983,816	-
Movements
Share based payment reserve
Balance at the beginning of the year	2,710,370	-	-
Movement during the year	201,230	2,710,370	-
Balance at 31 December	2,911,600	2,710,370	-
Option premium reserve
Balance at the beginning of the year	2,273,446	-	-
Movement during the year	-	2,273,446	-
Balance at 31 December	2,273,446	2,273,446	-

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

	Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
20. Accumulated losses
Accumulated losses at the beginning of the financial year	75,300,851	61,455,448	52,399,055
Net loss attributable to the members of the entity	37,114,763	13,845,403	9,056,393
Accumulated losses at the end of this financial year	112,415,614	75,300,851	61,455,448

21. Earnings per share	31-Dec-08		31-Dec-07		31-Dec-06
(a) Basic and diluted loss per share (cents per share)	(8.75c	)	(5.50c	)	(6.47c	)
The weighted average number of ordinary shares on issue used in the calculation of basic and diluted losses per share	424,403,386		251,606,109		139,905,758

(b)  Diluted losses per share are not disclosed, as they are not diluted.

22.  Financial Reporting by Segments

(a) Primary Segments

	Investments		Exploration		Unallocated		Consolidated
	31 Dec 08	31 Dec 07	31 Dec 08	31 Dec 07	31 Dec 08	31 Dec 07	31 Dec 08	31 Dec 07

	$	$	$	$	$	$	$	$

Other revenue/income	-	-	-	-	92,250	210,063	92,250	210,063
Segment profit/(loss) after income tax	(37,207,013)	(14,184,759)	-	-	92,250	210,063	(37,114,763)	(13,974,696)
Segment Assets	181,595	12,262,104	-	-	-	-	181,595	12,262,104
Segment Liabilities	(97,010)	(300,105)	-	-	-	-	(97,010)	(300,105)
Depreciation/amortisation	(15,197)	(7,329)	-	-	-	-	(15,197)	(7,329)
Investments in associates, Exploration expenditure	-	-	-	-	-	-	-	-

The major products and services covered by those segments are:
Investments from general financing and corporate activities
Exploration of minerals and oil and gas interests

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

22.  Financial Reporting by Segments (Continued)

(b) Secondary Segments

	Indonesia		Africa/Middle East		Australia		Unallocated		Consolidated

	31Dec08 $	31Dec07 $	31Dec08 $	31Dec07 $	31Dec08 $	31Dec07 $	31Dec08 $	31Dec07 $	31Dec08 $	31Dec07 $
Other revenue/income	-	-	-	-	-	-	92,250	210,063	92,250	210,063
Segment profit/(loss) after income tax	-	-	-	(9,450,381)	(37,207,013)	(4,734,378)	92,250	210,063	(37,114,763)	(13,974,696)
Segment Assets	-	2	-	-	181,595	12,262,102	-	-	181,595	12,262,102
Segment Liabilities	-	-	-	-	(97,010)	(300,105)	-	-	(97,010)	(300,105)
Depreciation / amortisation	-	-	-	-	(15,197)	(7,329)	-	-	(15,197)	(7,329)
Investments in associates, exploration expenditure	-	-	-	-	-	-	-	-	-	-
The pricing of inter-segmental transactions is the same as prices charged on transactions with parties outside the economic entity.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

23.  Particulars Relating to All Entities

	Country of Incorporation	Type of Shares Held	Principal Activity	Ownership interest
Parent entity				2008	2007
CityView Corporation Limited	Australia	Ordinary	Investment	100%	100%

Controlled entities
CityView Asia Pty Ltd	Australia	Ordinary	Exploration	100%	100%
Glenvale Associates Limited	Belize	Ordinary	Exploration	-	79%

Other Financial Assets
European Oil Limited	UK	Ordinary	Exploration	70%	-
Fortitude Minerals Limited	Belize	Ordinary	Exploration	45%	8.00%
Pensador Resources Inc.	USA	Ordinary	Exploration	18.5%	-
Quest Energy Middle East Limited	UAE	Ordinary	Exploration	-	8.30%
Medco Madura Pty Ltd	Australia	Ordinary	Exploration	-	2.65%
Medco Simenggaris Pty Ltd	Australia	Ordinary	Exploration	-	2.50%

The accounts of, Fortitude Minerals Limited are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies.

European Oil Limited for accounting purposes has been treated as an associate as the Company administers no control and has not received any financial accounts to December 31, 2008.

	Consolidated Entity
24. Notes to Cash Flow Statement	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
(a) Reconciliation of cash
Cash at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

Cash	128, 912	12,160,763	906,440
	128,912	12,160,763	906,440

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

		Consolidated Entity

	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
24. Notes to Cash Flow Statement (cont)

(b) Reconciliation of loss from ordinary activities after tax to net cash (used by) operating activities
Loss from ordinary activities	(37,114,763)	(13,974,696)	(9,056,393)
Add non cash operating items:
Depreciation	15,197	7,329	2,120
Exploration & Development expenditure written off	-	-	294,409
Issue of shares in lieu of payment	-	-	150,000
Impairment of Other Financial Assets	30,607,931	5,267,620	2,034,668
Exploration & Development expenditure written off	2,800,000	2,157,059	-
Cameroon Oil deposit written off	-	1,896,409	-
Pensador reclassification	(1,200,340)	-	-
Share based payments – ESOP	201,230	2,710,370	-
Share based payments – Marketing	234,250	360,000	-
Change in assets and liabilities net of the effect of purchase and disposal of controlled entities:		(285,000)	5,644,530
(Increase)/decrease in receivables	38,521	(48,770)	-
(Decrease)/increase in payables	(203,095)	287,602	(25,675)
Foreign exchange losses	(8,316)	(12,558)	-
Minority interests	(581,620)	173,960	-
Share of net profit of associates accounted for Using the equity method of accounting	-	-	(357)
Net cash (used) by operating activities	(5,211,005)	(1,460,675)	(956,698)

(c) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

	31-Dec-08 Restated $	31-Dec-07 Restated $	31-Dec-06 Restated $
25. Non-cash investing activity

Acquisition of shares in Glenvale	-	-	920,000
Acquisition of shares in Fortitude	16,500,000	-	-

During the financial year the parent entity issued shares to the value of approximately $16.5 million for an investment in an associated entity owned by a control entity. This transaction was processed through the company’s broker in London.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

26.  Financial Instruments

Financial Risk Management
CityView is exposed in particular to risks to movements in interest rates that affect the value of its assets. Financial risk management aims to limit these market risks through the on going review of the interest rates and its predicted outcomes.

(a) Interest Rate Risks

CityView is exposed to interest rate risk in Australia. To minimise the effects of reducing interest income that the group may receive, the board plans to invest the excess cash position in the near future to avoid any adverse effects of future interest rates. As the parent and the group plan to invest the large cash balances, there is no written internal policy on interest rate management.

Interest rate risks are required to be presented by way of sensitivity analysis in accordance with AASB 7; these show the effects of changes in the market interest rates on interest income. The interest rate sensitivity analysis is based on the following assumptions:

Changes in market interest rates affects the interest income of non derivative variable interest financial instruments and is based on both historic trends and the perceived market interest. .

CityView Group and Parent have determined that the effects of changes in these interest rates based upon forward looking rates would not have a material effect on the group or the parent for 2008 or 2007.

The following table summarises the sensitivity of the Groups financial assets (cash) to interest rate risk.

		Interest rate risk
		-1%		+1%
December 31, 2008	Carrying amount $	Profit $	Equity $	Profit $	Equity $
Financial assets

Cash and cash equivalents	128,912	(1,289)	(1,289)	1,289	1,289

Total increase/(decrease)		(1,289)	(1,289)	1,289	1,289

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
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

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

27.  Key management personal disclosure

(a) Directors
The following persons were directors of the Company during the financial year ended December 31, 2008:

(i)	Chairman – non-executive
	M A Africano	(from October 22, 2008)

(ii)	Executive directors
	P M Smyth	Chief Executive

(iii)	Non - executive directors
R J F Brothers
	P Rand	(from October 27, 2008)
	W V Reid	(from October 27, 2008)
	P G H Smith	(from January 1, 2008 – April 21, 2008)
	I Egan	(from April 21, 2008 – October 27, 2008)
	N Hoexter	(from January 1, 2008 – October 27, 2008)
	P de Chazal	(from January 1, 2008 – October 27, 2008)

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

27.  Key management personal disclosure (cont)

(b) Key management personal compensation

	Consolidated Entity
	31 Dec 08 $	31 Dec 07 Restated $	31Dec 06 Restated $
Short term employee benefits	665,730	2,944,900	300,360
Post employee benefits	-	-	-
Long term benefits	-	-	-
Share based payments	-	-	-
	665,730	2,944,900	300,360

The Company has taken advantage of the relief provided by Corporations Regulations 2M.6.04 and has transferred the detailed remuneration disclosures to the directors report. The relevant information can be found in section A – E of the remuneration report on pages 18 to 21.

(c) Equity instruments disclosures relating to key management personal

(i)           Option holdings
The number of options over ordinary shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personnel of the group, including their personally related parties, are set out below.

2008 Name	Balance at start of year	Received during the year	Exercised during the year	Other changes during the year	Balance at the end of the year

M A Africano	-	-	-	-	-
P M Smyth	5,210,086	-	-	-	5,210,086
R J F Brothers	-	3,000,000	-	-	3,000,000
P Rand	-	-	-	-	-
W V Reid	-	-	-	-	-
P G H Smith	-	-	-	-	-
I R Egan	-	-	-	-	-
N P Hoexter	3,000,000	-	-	-	3,000,000
P A de Chazal	3,000,000	-	-	-	3,000,000

2007 Name	Balance at start of year	Received during the year	Exercised during the year	Other changes during the year	Balance at the end of the year

P M Smyth	-	5,000,000	-	210,086	5,210,086
P G H Smith	-	3,000,000	-	-	3,000,000
N P Hoexter	-	3,000,000	-	-	3,000,000
P A de Chazal	-	3,000,000	-	-	3,000,000
R J F Brothers	-	-	-	-	-
M al Ansari	750,000	-	-	(750,000)	-
J H Jacoby	100,000	2,000,000	-	(100,000)	2,000,000

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

27.  Key management personal disclosure (cont)

(ii)           Share holdings
The number of shares in the company held during the financial year by each director of CityView Corporation Limited and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2008 Name	Balance at start of year	Received during the year on option exercise	Other changes during the year	Balance at the end of the year

M A Africano	-	-	-	-
P M Smyth	1,050,426	-	-	1,050,426
R J F Brothers	-	-	-	-
P Rand	-	-	-	-
W V Reid	-	-	-	-
P G H Smith	-	-	-	-
I R Egan	-	-	-	-
N P Hoexter	-	-	-	-
P A de Chazal	-	-	-	-

2007 Name	Balance at start of year	Received during the year on option exercise	Other changes during the year	Balance at the end of the year

P M Smyth	1,050,426	-	-	1,050,426
P G H Smith	-	-	-	-
N P Hoexter	-	-	-	-
P A de Chazal	-	-	-	-
R J F Brothers	-	-	-	-
M al Ansari	1,250,000	-	-	1,250,000
J H Jacoby	200,000	-	(200,000)	-

28.  Related Party Disclosures

(a)           Parent entities

The parent entity as well as the ultimate Australian entity within the Group is CityView Corporation Limited.

(b)           Subsidiaries

Interest in subsidiaries are set out in note 23.

(c)           Key management personnel

Disclosure relating to key management personnel are set out in note 27.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

28.  Related Party Disclosures (cont)

(d)	Loans to/from related parties

		Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
Loans from other related parties
Beginning of the year	-	-	204,666
Loans advanced	-	-	-
Loans repaid	-	-	(200,000)
Interest charged	-	-	5,834
Interest paid	-	-	(10,500)
End of year	-	-	-
Loans to associates
Beginning of the year	-	670,601	-
Loans advanced	-	-	670,601
Loans taken up on consolidation	-	(670,601)	-
Interest charged	-	-	-
Interest paid	-	-	-
End of year	-	-	670,601

(e)	Terms and conditions
On July 21, 2006, the company made an interest free loan of $670,601 to Glenvale Associates. The terms of the loan state that Glenvale Associates will repay the loan to CityView on the successful development and commercial exploitation of the Longonjo lease in Angola held by Glenvale Associates. The loan has been taken up on consolidation of Glenvale into CityView. The loan of $670,601 has been fully impaired as at December 31, 2006 – see note 8.

(f)	Interests in director-related entities
Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(g)	Equity interests in controlled entities
As disclosed in Note 23 at December 31, 2008, the Company has the entire ownership of CityView Asia Pty Ltd and 45% of Fortitude Minerals Limited and 70% of European Oil Limited.

Consolidated Entity
	31-Dec-08 $	31-Dec-07 Restated $	31-Dec-06 Restated $
29. Share Based Payments Plans
Total expenses arising from share based payment transactions recognised during the period as part of share based payment expense were as follows:

Shares issued in lieu of marketing expenses	2,234,250	360,000	150,000
Options issued under employee option plan fully vested	-	493,370	-
Options issued to “KMP” fully vested	201,230	2,217,000	-
	2,435,480	3,070,370	150,000

  CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

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

The fair value at grant date of options granted during the reporting period is determined using the Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share and the risk free interest rate for the term of the option.

(c)           Summary of options granted under ESOP

Grant Date	Expiry Date	Exercise Price	Balance at Start of Year	Granted During the Year	Exercised During the Year	Balance at end of Year	Vested & Exercisable at end of Year

-	-	-	-	-	-	-	-
Weighted average exercise price				$0.00	$0.00	$0.00

There were no options granted under ESOP from January 1, 2008 to December 31, 2008.

30.  Commitments for Expenditure

All of CityView’s future exploration and development expenditure will be paid directly by its associated companies for their relevant exploration and development expenditure.

CityView will be responsible for its ongoing local administration and operating costs.

CityView has a draw down facility to the value of $2,000,000 to fund its next 15 months administration and operating costs of which $100,000 has been drawn down as at July 14, 2009.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

31.  Business Combinations

On March 5, 2008, CityView Corporation Limited sold its shareholding in Glenvale Associates Limited to Fortitude Minerals Limited, an exploration group operating in Angola for 15 million shares in Fortitude Minerals Limited at US$1.39 per share.

Details of the sale are as follows:

Sale Consideration

$

Value received for sale of subsidiary	22,361,647
Less Costs incurred	448,572
Gain on sale	21,913,075

32.  Investments in Associates

On March 5, 2008, CityView Corporation Limited acquired 45% of Fortitude Minerals Limited, an exploration group with projects in Angola. This acquisition has been achieved in stages as follows.

Purchase Fortitude Minerals Limited - Shares.

	No of shares	$

Book value of investment	9,646,103	14,433,669
Other – Sale of Glenvale Associates Limited – Shares	15,000,000	22,361,647
	24,646,103	36,795,316
Less Gain on sale of subsidiary (see note 31)		(21,913,075)
Consolidating carried value of associate		14,882,241

Fortitude Minerals Limited has a number of subsidiaries companies which hold the licenses over mining permits in Angola.

Subsequent to March 5, 2008 $637,493 in Fortitude Mineral expenses was reclassified as part of the Carrying Value of Associate. As at December 31, 2008 the Investment in Fortitude Minerals at cost was $15,519,734 which has been fully impaired – see note 10.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

33. Voluntary Changes in Accounting Policy

Consolidated Entity
2007
$
Changes to account balances

Non current available for sale financial assets prior to change
- Quest Energy Middle East Limited	713,150
- Fortitude Minerals at Cost	4,818,220
5,531,370
Expensed through income statement
- Impairment of Other Financial Assets	(5,267,620)
Adjustments accumulated losses – December 31, 2006	(263,750)

Exploration and evaluation expenditure prior to change
- Exploration and evaluation costs – Angola	3,927,977

Expensed through income statement
- Exploration and evaluation expenditure	(2,157,059)
Adjustments accumulated losses – December 31, 2006	(1,770,918)
-
Adjustments to the financial account

Income Statements for the year ended December 31, 2007
- Impairment of Other Financial Assets	5,267,620
- Exploration and Evaluation expenditure	2,157,059
- Prior to the change in accounting policy	-

Balance Sheet for the year ended December 31, 2007
- Available for sale financial assets	2
- Prior to change in accounting policy	5,531,370

- Exploration and evaluation expenditure	-
- Prior to change in accounting policy	3,927,977

Statements of change in equity
- Total equity at the beginning of the financial year	922,490
- Prior to the change in accounting policy	2,957,158

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity 2007
$
Changes in notes to and forming part of the financial statements for the financial year ended December 31, 2007

Non current available for sale financial asset
- Total non current other financial asset	2
- Prior to change in accounting policy	5,531,372

Exploration and evaluation expenditure
- Exploration and evaluation cost	-
- Prior to change in accounting policy	3,927,977

Accumulated Losses
See accumulated losses (b) below

Financial Reporting by Segment
a) Primary segments see (b) below
b) Secondary segments see (b) below

Notes to Statement of Cash Flow
See (b) below

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity 2007
$
(b) Changes to comparative figures to account for material misstatements in the prior years report

Adjustments to the financial accounts
Income Statement
Write off deposit - Cameroon Oil	1,896,409
Write off loans to controlled entities – at cost	-
Loss for the year prior to changes	4,653,608
Adjustments
Change in accounting policy	7,424,679

See (a) above	12,078,287
Change in (b)	1,896,409
Loss for the year prior to changes	13,974,696

Loss is attributed to equity holders of CityView Corporation Ltd.	13,845,403
Minority interests	129,293
13,974,696

Prior to the changes (a) and (b) above
Loss is attributed to equity holders of CityView Corporation Ltd.	4,524,315
Minority interests	129,293
4,653,608

Basic loss per share	5.50c
Prior to changes (a) and (b) above	1.80c

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity 2007
$
(b) Changes to comparative figures to account for material misstatements in the prior years report (cont.)
Adjustments to Balance Sheet
Other financial assets	-
Prior to the change in (b)	1,896,409

Trade and other receivable	-
Prior to change in (b)	-

Accumulated losses prior to adjustments (a) and (b)	63,945,095
Change in accounting policy	9,459,347
Change in (b)	1,896,409
Accumulated loss	75,300,851

Total equity prior to adjustments (a) and (b)	23,317,755
Change in accounting policy	(9,459,347)
Change in (b)	(1,896,409)
11,961,999

Statement of change in equity
Loss for the year attributable to CityView Corporation Ltd. prior to adjustments (a) and (b)	4,524,315
Change in accounting policy	7,424,679
Change in (b)	1,896,409
13,845,403

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

Consolidated Entity 2007
$
Adjustments to the notes to and forming part of the financial statements for the year ended December 31, 2007

Trade and other receivables
Loan to controlled entities – at cost	-
Prior to change in (b)	-

Non current other financial assets
Deposit Cameroon Oil – at cost	-
Prior to change in (b)	1,896,409

Accumulated losses
Accumulated losses at the beginning of the financial year prior to adjustments (a) and (b)	59,420,780
Change in accounting policy	2,034,668
61,455,448

Net loss attributable to the members of the parent entity prior to adjustments(a) and (b)	4,524,315
Change in accounting policy	7,424,679
Change in (b)	1,896,409
13,845,403

Accumulated Losses	75,300,851

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

	Investments 2007	Exploration 2007
	$	$
Adjustments to Financial Reporting by Segments

Primary Segments
Segment profit (loss) after income tax prior to adjustment (a) and (b)	4,863,671	-
Change in accounting policy	7,424,679	-
Change in (b)	1,896,409	-
	14,184,759	-

Segment assets prior to adjustments (a) and (b)	19,689,883	3,927,977
Change in accounting policy	(5,531,370)	(3,927,977)
Change in (b)	(1,896,409)	-
	12,262,104	-

Secondary Segments	Africa/Middle East
Segment profit (loss) after income tax prior to adjustments (a) and (b)	(129,293)
Change in accounting policy	(7,424,679)
Change in (b)	(1,896,409)
	(9,450,381)

Segment assets prior to adjustments (a) and (b)	11,355,756
Change in accounting policy	(9,459,347)
Change in (b)	(1,896,409)
	-

Adjustments to notes to statement and cash flow	Consolidated Entity 2007 $

Reconciliation of loss from ordinary activities after tax to net cash (used by) operating activities
Loss from continuing operations prior to adjustments (a) and (b)	4,653,608
Change in accounting policy	7,424,679
Change in (b)	1,896,409
	13,974,696
Add non cash operating items
Impairment of Other Financial Assets	5,267,620
Exploration and Evaluation expenditure	2,157,059
Prior to change in accounting policy	-
Write off loans to controlled entities	-
Prior to change in (b)	-
Write off deposit Cameroon Oil	1,896,409
Prior to change in (b)	-

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

34. Contingent Liabilities

The Company is currently involved in negotiations for the purchase of an oil refinery. Negotiations are continuing.

Montaque Capital Partners previously threatened to make a claim against the Company for non-payment of an alleged commission to it from the Company.  The claim has been withdrawn.

35.  Subsequent Events

On January 21, 2009, The Company announced the termination of its relationship with Pensador Resources Inc.  As a result of the termination, the following occurred:

1.
Pensador has transferred to CityView 18.5% of Angola Diamond Holdings Ltd, the parent company of Canzar Resources Limited (“Canzar”), in consideration of CityView returning 862,667 Pensador shares and the termination of a US$1 million loan agreement. Canzar who holds approximately 42% interests in Nhefo and Luachisse diamond concessions in Angola.

2.
Pensador has transferred to CityView the benefit of loans of ₤1,100,000 (GBP) and  US$3.2 million made by Pensador to Fortitude Minerals Limited in consideration of CityView transferring to Pensador its 10% Net Profits Interest in Nhefo and Luachisse alluvials.

3.	Pensador has terminated CityView’s obligation to transfer to Pensador the refinery and the offshore oil potential rights in consideration for 3,400,000 Pensador shares.

On February 27, 2009, The Company in accordance with the resolution approved at the Extraordinary General Meeting of January 30, 2009, allotted 8,796,000 shares to six of the remaining seven shareholders of European Oil Limited in exchange for their holding in European Oil Limited. CityView now holds 96.42% of European Oil Limited.

On February 28, 2009, The Company completed the placement of the shortfall stock in relation to its rights issue to raise AUD$6.2 million. These funds have been loaned to Fortitude Minerals Limited for the payment of licence fees in Angola and the commencement of its work program in Angola.

On March 3, 2009, The Company allotted 15,000,000 shares at 0.8 cents per share for marketing services in the United States.

On April 8, 2009, R J F Brothers resigned as a Director and P R Williams resigned as Company Secretary of the Company. P M Smyth was appointed as Company Secretary.

On May 11, 2009, The Company allotted 12,500,000 shares at 0.8 cents per share for Working Capital.

On May 29, 2009 The Company held the Annual General Meeting. All resolutions were passed on a poll.

On June 2, 2009, The Company allotted 50,000,000 shares at 0.8 cents per share for Working Capital.

On June 29, 2009, W V Reid resigned as a Director and B R Brady was appointed as a Director of the Company.

On June 29, 2009, The Company announced that Fortitude Minerals Limited have decided in principle to merge. CityView has the option to merge on the same terms at any time with the next six months. It is intended that the new entity will be listed on the AIM market.

On July 13, 2009, The Company announced its participation in two South African Coal Projects.

On July 13, 2009, The Company announced the General Meeting of Shareholders to be held on August 21, 2009 to consider resolutions relating to the approval of issue of options, ratification of past share placements and approval of issue of shares.

CITYVIEW CORPORATION LIMITED

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2008

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

/s/ Peter Mark Smyth
PM Smyth Director Dated: July 14, 2009